Form 10-K, Exhibit 13
period 1993-12-31
PROTECTIVE LIFE CORP
filed 1994-03-25
CIK 355429

                                 EXHIBIT 13

CONSOLIDATED STATEMENTS OF INCOME

YEAR ENDED DECEMBER 31
(DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)                                       1993         1992         1991
             REVENUES    Premiums and policy fees (net of premiums ceded:
                         1993 - $126,912; 1992 - $109,355; 1991 - $89,927)        $370,758     $323,136     $273,975
                         Net investment income                                     362,130      284,069      233,502
                         Realized investment gains (losses)                          5,054          (14)      (3,085)
                         Other income                                               21,695       18,835       11,556
                              Total revenues                                       759,637      626,026      515,948

         BENEFITS AND    Benefits and settlement expenses (net of reinsurance:
             EXPENSES    1993 - $95,708; 1992 - $74,904; 1991 - $68,070)           473,884      409,557      346,591
                         Amortization of deferred policy acquisition costs          73,605       48,951       40,264
                         Other operating expenses                                  127,104      107,571       77,390
                              Total benefits and expenses                          674,593      566,079      464,245

        INCOME BEFORE
           INCOME TAX                                                               85,044       59,947       51,703

   INCOME TAX EXPENSE    Current                                                    33,748       18,720       11,120
                         Deferred                                                   (5,273)      (1,336)       3,357
                              Total income tax expense                              28,475       17,384       14,477

        INCOME BEFORE
    MINORITY INTEREST                                                               56,569       42,563       37,226

    MINORITY INTEREST
         IN INCOME OF
         CONSOLIDATED
         SUBSIDIARIES                                                                   19           90        1,437

        INCOME BEFORE
    CUMULATIVE EFFECT
       OF A CHANGE IN
 ACCOUNTING PRINCIPLE                                                               56,550       42,473       35,789

    CUMULATIVE EFFECT
       OF A CHANGE IN
 ACCOUNTING PRINCIPLE
       (NET OF INCOME
           TAX: $542)                                                                            (1,053)

           NET INCOME                                                             $ 56,550     $ 41,420     $ 35,789

     INCOME PER SHARE
    BEFORE CUMULATIVE
EFFECT OF A CHANGE IN
 ACCOUNTING PRINCIPLE                                                             $   4.13     $   3.11     $   2.62

    CUMULATIVE EFFECT
       OF A CHANGE IN
           ACCOUNTING
  PRINCIPLE PER SHARE                                                                              (.08)

           NET INCOME
            PER SHARE                                                             $   4.13     $   3.03     $   2.62

       DIVIDENDS PAID
            PER SHARE                                                             $   1.01     $    .90     $    .82

                         SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATED BALANCE SHEETS

DECEMBER 31
(DOLLARS IN THOUSANDS)                                                                                    1993          1992
               ASSETS    INVESTMENTS:
                         Fixed maturities,1993 at market (amortized cost: $2,985,670);
                           1992 at amortized cost (market: $2,247,828)                              $3,051,292    $2,185,015
                         Equity securities, at market
                           (cost: 1993 - $33,331; 1992 - $21,804)                                       40,596        26,588
                         Mortgage loans on real estate                                               1,407,744     1,178,164
                         Investment real estate, net of accumulated
                           depreciation (1993 - $4,483; 1992 - $2,497)                                  22,061        17,020
                         Policy loans                                                                  141,135       117,873
                         Other long-term investments                                                    20,191        19,618
                         Short-term investments                                                         83,692        52,792

                           Total investments                                                         4,766,711     3,597,070
                         Cash                                                                           27,119        14,959
                         Accrued investment income                                                      51,337        41,045
                         Accounts and premiums receivable, net
                           of allowance for uncollectible
                           amounts (1993 - $5,024; 1992 - $1,108)                                       26,315        28,345
                         Reinsurance receivables                                                       102,559         4,406
                         Deferred policy acquisition costs                                             299,584       275,212
                         Property and equipment, net                                                    35,664        34,746
                         Other assets                                                                    3,316         7,478
                         Assets held in separate accounts                                                3,400         3,406






         TOTAL ASSETS                                                                               $5,316,005    $4,006,667

                         SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                                                                                                          1993          1992

          LIABILITIES    Policy liabilities and accruals
                           Future policy benefits and claims                                        $1,380,845    $  929,592
                           Unearned premiums                                                            88,785        75,177
                            Total policy liabilities and accruals                                    1,469,630     1,004,769
                         Guaranteed investment contract deposits                                     2,015,075     1,694,530
                         Annuity deposits                                                            1,005,742       674,062
                         Other policyholders' funds                                                    141,975       122,770
                         Other liabilities                                                              96,682        81,326
                         Accrued income taxes                                                            6,381           118
                         Deferred income taxes                                                          69,269        54,727
                         Short-term debt                                                                 9,520        57,234
                         Long-term debt                                                                137,598        31,014
                         Liabilities related to separate accounts                                        3,400         3,406
                         Minority interest in consolidated subsidiaries                                                1,311
                            Total liabilities                                                        4,955,272     3,725,267
      COMMITMENTS AND
        CONTINGENCIES    -   Note G

        STOCKHOLDERS'    Preferred Stock, $1 par value
               EQUITY      Shares authorized: 850,000
                           Issued: none
                         Junior Participating Cumulative
                           Preferred Stock, $1 par value
                           Shares authorized: 150,000
                           Issued: none
                         Common Stock, $.50 par value                                                    7,834         7,834
                           Shares authorized: 20,000,000
                           Issued: 1993 and 1992 - 15,668,231
                         Additional paid-in capital                                                     70,469        70,335
                         Net unrealized gains on investments
                           (net of income tax: 1993 - $19,774; 1992 - $1,628)                           39,284         3,156
                         Retained earnings                                                             267,361       224,638
                         Treasury stock, at cost (1993 - 1,974,987 shares; 1992 - 1,978,433 shares)    (18,359)      (18,363)
                         Unallocated stock in Employee Stock Ownership Plan
                           (1993 - 442,000 shares; 1992 - 468,000 shares)                               (5,856)       (6,200)
                             Total stockholders' equity                                                360,733       281,400

    TOTAL LIABILITIES
    AND STOCKHOLDERS'
               EQUITY                                                                               $5,316,005    $4,006,667

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                NET
                                                             UNREALIZED
                                                               GAINS
                                                ADDITIONAL    (LOSSES)                                 UNALLOCATED      TOTAL
(DOLLARS IN THOUSANDS                 COMMON     PAID-IN         ON          RETAINED     TREASURY      STOCK IN     STOCKHOLDERS'
EXCEPT PER SHARE AMOUNTS)             STOCK      CAPITAL     INVESTMENTS     EARNINGS       STOCK         ESOP          EQUITY
Balance, December 31, 1990            $7,834     $69,460      $  (486)       $170,943     $(18,535)      $(6,890)      $222,326
  Net income for 1991                                                          35,789                                    35,789
  Cash dividends
    ($.82 per share)                                                          (11,210)                                  (11,210)
  Decrease in net unrealized
    losses on investments                                       4,467                                                     4,467
  Reissuance of treasury stock
    to ESOP (2,137 shares)                            28                                                     (28)             0
  Allocation of stock to employee
    accounts (28,137 shares)                                                                                 373            373

Balance, December 31, 1991             7,834      69,488        3,981         195,522      (18,535)       (6,545)       251,745
  Net income for 1992                                                          41,420                                    41,420
  Cash dividends
      ($.90 per share)                                                        (12,304)                                  (12,304)
  Decrease in net unrealized
    gains on investments                                         (825)                                                     (825)
  Reissuance of treasury stock
    to ESOP (728 shares)                              16                                                     (16)             0
  Allocation of stock to employee
    accounts (26,728 shares)                                                                                 361            361
  Reissuance of treasury stock
    (39,688 shares)                                  831                                       172                        1,003

Balance, December 31, 1992             7,834      70,335        3,156         224,638      (18,363)       (6,200)       281,400
  Net income for 1993                                                          56,550                                    56,550
  Cash dividends
      ($1.01 per share)                                                       (13,827)                                  (13,827)
  Increase in net unrealized
    gains on investments                                       36,128                                                    36,128
  Reissuance of treasury stock
    to ESOP (103 shares)                               3                                                      (3)             0
  Allocation of stock to employee
    accounts (26,103 shares)                                                                                 347            347
  Reissuance of treasury stock
    (3,343 shares)                                   131                                         4                          135

Balance, December 31, 1993
  - Note H                            $7,834     $70,469      $39,284        $267,361     $(18,359)      $(5,856)      $360,733

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEAR ENDED DECEMBER 31
(DOLLARS IN THOUSANDS)                                                                    1993          1992          1991
           CASH FLOWS    Net income                                                  $  56,550     $  41,420     $  35,789
                 FROM    Adjustments to reconcile net income to net cash
            OPERATING      provided by operating activities:
           ACTIVITIES        Amortization of deferred policy acquisition costs          73,605        48,951        40,624
                             Capitalization of deferred policy acquisition costs       (91,564)      (81,481)      (63,071)
                             Depreciation expense                                        3,742         3,946         4,668
                             Deferred income taxes                                      14,253        (2,514)        4,107
                             Accrued income taxes                                        6,230           691        (1,085)
                             Interest credited to universal life and
                               investment products                                     220,772       173,658       132,533
                             Policy fees assessed on universal life
                               and investment products                                 (67,314)      (46,383)      (37,546)
                             Change in accrued investment income
                               and other receivables                                   (97,908)       (9,157)      (20,871)
                             Change in policy liabilities and other
                               policyholders' funds of traditional
                               life and health products                                 42,901         4,307        (8,003)
                             Change in other liabilities                                12,432         5,610        11,203
                             Other (net)                                                14,959        (4,276)       (3,940)
                         Net cash provided by operating activities                     188,658       134,772        94,408
           CASH FLOWS    Cost of investments acquired                               (2,334,171)   (1,991,950)   (1,526,085)
                 FROM    Maturities and principal reductions of investments          1,341,818       882,950       574,018
            INVESTING    Sale of investments                                           244,683       338,850       191,896
           ACTIVITIES    Acquisitions and bulk reinsurance assumptions                  14,190        23,274
                         Purchase of property and equipment                             (4,682)       (3,731)       (5,988)
                         Sale of property and equipment                                  3,023           180           394
                         Net cash used in investing activities                        (735,139)     (750,427)     (765,765)
           CASH FLOWS    Proceeds from borrowings under line of credit
                 FROM      arrangements and long-term debt                             719,173       341,000       140,365
            FINANCING    Principal payments on line of credit
           ACTIVITIES      arrangements and long-term debt                            (661,717)     (310,331)     (163,931)
                         Dividends to stockholders                                     (13,827)      (12,304)      (11,210)
                         Change in universal life and investment
                           product deposits                                            515,012       607,721       686,458
                         Net cash provided by financing activities                     558,641       626,086       651,682
  INCREASE (DECREASE)
              IN CASH                                                                   12,160        10,431       (19,675)
    CASH AT BEGINNING
              OF YEAR                                                                   14,959         4,528        24,203
          CASH AT END
              OF YEAR                                                                $  27,119     $  14,959     $   4,528
         SUPPLEMENTAL
          DISCLOSURES    Cash paid during the year:
              OF CASH        Interest on debt                                        $   6,426     $   4,457     $   5,746
     FLOW INFORMATION        Income taxes                                            $  27,493     $  18,007     $  10,901
         SUPPLEMENTAL    Change in minority interest in consolidated
          SCHEDULE OF      subsidiaries                                              $  (1,311)    $      90     $  (4,549)
    NONCASH INVESTING    Reissuance of treasury stock to ESOP                        $       3     $      16     $      28
        AND FINANCING    Unallocated stock in ESOP                                   $     344     $     345     $     345
           ACTIVITIES    Reissuance of treasury stock                                $     135     $   1,003
                         Acquisitions and bulk reinsurance assumptions
                           Assets acquired                                           $ 423,167     $ 103,557
                           Liabilities assumed                                        (429,580)     (130,008)
                           Net                                                       $  (6,413)    $ (26,451)

                         SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(ALL DOLLAR AMOUNTS IN TABLES ARE IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

NOTE A.  SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION
The accompanying consolidated financial statements of Protective Life Corporation and subsidiaries (the Company) are prepared on the basis of generally accepted accounting principles. Such accounting principles differ from statutory reporting practices used by insurance companies in reporting to state regulatory authorities. (See also Note B.)

ENTITIES INCLUDED
The consolidated financial statements include the accounts, after intercompany eliminations, of Protective Life Corporation and its wholly owned subsidiaries. Protective Life Insurance Company (Protective Life) is the Company's principal operating subsidiary.
     Additionally, the financial statements include the accounts of majority-owned subsidiaries. The ownership interest of the other stockholders of these subsidiaries is called a minority interest and is reported as a liability of the Company and as an adjustment to income.

RECENTLY ISSUED ACCOUNTING STANDARDS
In 1992, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 106, "Employers' Accounting For Postretirement Benefits Other Than Pensions." SFAS No. 106 was accounted for as a change in accounting principle with the cumulative effect reported as a reduction to income.
     In 1993, the Company adopted SFAS No. 109, "Accounting For Income Taxes." Adoption of this accounting standard did not have a material effect on the Company's financial statements.
     The Company also adopted in 1993 SFAS No. 113, "Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts." This statement eliminates the reporting of insurance activities net of the effects of reinsurance ceded. The adoption of this statement increased reported assets and liabilities by approximately $97.9 million at December 31, 1993. The Company has not restated any previously reported financial statements as a result of adopting this statement.
     At December 31, 1993, the Company adopted SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." For purposes of adopting SFAS No.115 the Company has classified all of its investments in fixed maturities, equity securities, and short-term investments as "available for sale." As prescribed by SFAS No. 115, these investments are recorded at their market values at December 31, 1993 with the resulting net unrealized gain recorded as an increase in stockholders' equity. The effect of adopting SFAS
No. 115 at December 31, 1993 was to increase fixed maturities by $65.6 million, decrease deferred policy acquisition costs by $12.4 million, increase the liability for deferred income taxes by $18.6 million, and increase stockholders' equity by $34.6 million. In accordance with the provisions of SFAS No. 115, 1992 amounts have not been restated.

INVESTMENTS
Investments are reported on the following bases less allowances for uncollectible amounts on investments, if applicable:
- - Fixed maturities (bonds, bank loan participations, and redeemable preferred stocks) - 1993: at current market value; 1992: at cost, adjusted for amortization of premium or discount and other than temporary market-value declines.
- - Equity securities (common and nonredeemable preferred stocks) - at current market value.
- - Mortgage loans on real estate - at unpaid balances, adjusted for loan origination costs, net of fees, and amortization of premium or discount.
- - Investment real estate - at cost, less allowances for depreciation computed on the straight-line method. With respect to real estate acquired through foreclosure, cost is the lesser of the loan balance plus foreclosure costs or appraised value.
- - Policy loans - at unpaid balances.
- - Other long-term investments - at a variety of methods similar to those listed above, as deemed appropriate for the specific investment.
- - Short-term investments - at cost, which approximates current market value. Substantially all short-term investments have maturities of three months or less at the time of acquisition and include approximately $11 million in bank deposits voluntarily restricted as to withdrawal.
     Realized gains and losses on sales of investments are recognized in net income using the specific identification basis. Temporary changes in market values of certain investments are reflected as unrealized gains or losses directly in stockholders' equity (net of income tax) and accordingly have no effect on net income.
     A combination of futures contracts and options on treasury notes are currently being used as hedges for asset/liability management of certain investments, primarily mortgage loans on real estate, and liabilities arising from interest-sensitive products such as guaranteed investment contracts and individual annuities. Realized investment gains and losses on such contracts are deferred and amortized over the life of the hedged asset. The Company also uses interest rate swap contracts to convert certain investments from a variable to a fixed rate of interest. At December 31, 1993, open interest rate swap contracts were in a $9.0 million unrealized gain position.

CASH
Cash includes all demand deposits reduced by the amount of outstanding checks and drafts.

PROPERTY AND EQUIPMENT
Property and equipment are reported at cost. The Company uses both accelerated and straight-line methods of depreciation based upon the estimated useful lives of the assets. Major repairs or improvements are capitalized and depreciated over the estimated useful lives of the assets. Other repairs are expensed as incurred. The cost and related accumulated depreciation of property and equipment sold or retired are removed from the accounts, and resulting gains or losses are included in income.
     Property and equipment consisted of the following at December 31:

                                                    1993          1992
Home Office building                             $35,284       $35,267
Data processing equipment                         13,301        11,101
Other, principally furniture and equipment        15,034        15,344
                                                  63,619        61,712
Accumulated depreciation                          27,955        26,966
                                                 $35,664       $34,746

REVENUES, BENEFITS, CLAIMS, AND EXPENSES
- - Traditional Life and Health Insurance Products - Traditional life insurance products consist principally of those products with fixed and guaranteed premiums and benefits and include whole life insurance policies, term life insurance policies, limited-payment life insurance policies, and certain annuities with life contingencies. Life insurance and immediate annuity premiums are recognized as revenue when due. Health insurance premiums are recognized as revenue over the terms of the policies. Benefits and expenses are associated with earned premiums so that profits are recognized over the life of the contracts. This is accomplished by means of the provision for liabilities for future policy benefits and the amortization of deferred policy acquisition costs.
     Liabilities for future policy benefits on traditional life insurance products have been computed using a net level method including assumptions as to investment yields, mortality, persistency, and other assumptions based on the Company's experience, modified as necessary to reflect anticipated trends and to include provisions for possible adverse deviation. Reserve investment yield assumptions are graded and range from 2.5% to 7.0%. The liability for future policy benefits and claims on traditional life and health insurance products includes estimated unpaid claims that have been reported to the Company and claims incurred but not yet reported. Policy claims are charged to expense in the period that the claims are incurred.
- - Universal Life and Investment Products - Universal life and investment products include universal life insurance, guaranteed investment contracts, deferred annuities, and annuities without life contingencies. Revenues for universal life and investment products consist of policy fees that have been assessed against policy account balances for the costs of insurance, policy administration, and surrenders. That is, universal life and investment product deposits are not considered revenues in accordance with generally accepted accounting principles. Benefit reserves for universal life and investment products represent policy account balances before applicable surrender charges plus certain deferred policy initiation fees that are recognized in income over the term of the policies. Policy benefits and claims that are charged to expense include benefit claims incurred in the period in excess of related policy account balances and interest credited to policy account balances. Interest credit rates for universal life and investment products ranged from 3.0% to 9.4% in 1993.
     At December 31, 1993, the Company estimates the fair value of its guaranteed investment contracts to be $2,105 million using discounted cash flows. The surrender value of the Company's annuities which approximates fair value was $1,003 million.
- - Policy Acquisition Costs - Commissions and other costs of acquiring traditional life and health insurance, universal life insurance, and investment products that vary with and are primarily related to the production of new business have been deferred. Traditional life and health insurance acquisition costs are being amortized over the premium-payment period of the related policies in proportion to the ratio of annual premium income to total anticipated premium income. Acquisition costs for universal life and investment products are amortized over the lives of the policies in relation to the present value of estimated gross profits from surrender charges and investment, mortality, and expense margins. For 1993, these costs have been reduced by an amount equal to the amortization that would have been recorded if unrealized gains or losses on investments associated with the Company's universal life and investment products had been realized.
     At the time it adopted Statement of Financial Accounting Standards No. 97, "Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments," the Company made certain assumptions regarding the mortality, persistency, expenses, and interest rates it expected to experience in future periods. Under SFAS
No. 97, these assumptions are to be best estimates and are to be periodically updated whenever actual experience and/or expectations for the future change from initial assumptions. Accordingly, the Company has substituted its actual experience to date for that previously assumed.
     The cost to acquire blocks of insurance representing the present value of future profits from such blocks of insurance is also included in deferred policy acquisition costs, discounted at interest rates averaging 15%. For acquisitions occurring after 1988, the Company amortizes the present value of future profits over the premium-payment period, including accrued interest at 8%. The unamortized present value of future profits for such acquisitions was approximately $39.4 million and $29.9 million at December 31, 1993 and 1992, respectively. During 1993 $12.4 million of present value of future profits on acquisitions made during the year was capitalized and $0.4 million was amortized.

     The unamortized present value of future profits for all acquisitions was $69.9 million at December 31, 1993 and $65.4 million at December 31, 1992.


PARTICIPATING POLICIES
Participating business comprises approximately 4% of the ordinary life insurance in force and 4% of the ordinary life insurance premium income. Policyholder dividends totaled $2.6 million in 1993, $2.6 million in 1992, and $2.8 million in 1991.

INCOME TAXES
The Company uses the liability method of accounting for income taxes. Income tax provisions are generally based on income reported for financial statement purposes. Deferred federal income taxes arise from the recognition of temporary differences between income determined for financial reporting purposes and income tax purposes. Such temporary differences are principally related to the deferral of policy acquisition costs and the provision for future policy benefits and expenses.

INCOME PER SHARE OF COMMON STOCK
Per share data are based on the weighted average number of shares of Common Stock outstanding which was 13,690,789, 13,657,993, and 13,649,031, in 1993,
1992, and 1991, respectively.

RECLASSIFICATIONS
Certain reclassifications have been made in the previously reported financial statements to make the prior year amounts comparable to those of the current year. Such reclassifications had no effect on the previously reported net income, total assets, or stockholders' equity.


NOTE B.  RECONCILIATION WITH STATUTORY REPORTING PRACTICES

Financial statements prepared in conformity with generally accepted accounting principles (GAAP) differ in some respects from the statutory accounting practices prescribed or permitted by insurance regulatory authorities. The most significant differences are: (a) acquisition costs of obtaining new business are deferred and amortized over the approximate life of the policies rather than charged to operations as incurred; (b) benefit liabilities are computed using a net level method and are based on realistic estimates of expected mortality, interest, and withdrawals as adjusted to provide for possible unfavorable deviation from such assumptions; (c) deferred income taxes are provided for significant temporary differences between financial and taxable earnings; (d) the Asset Valuation Reserve and Interest Maintenance Reserve are restored to stockholders' equity; (e) furniture and equipment, agents' debit balances, and prepaid expenses are reported as assets rather than being charged directly to surplus (referred to as nonadmitted items); (f) certain items of interest income, principally accrual of mortgage and bond discounts are amortized differently; and (g) bonds are stated at market instead of amortized cost.
     The reconciliations of net income and stockholders' equity prepared in conformity with statutory reporting practices to that reported in the accompanying consolidated financial statements are as follows:

                                              NET INCOME                 STOCKHOLDERS' EQUITY
                                    1993       1992       1991       1993       1992       1991
In conformity with statutory
reporting practices:
Protective Life
  Insurance Company              $41,471    $25,138    $28,071   $263,075   $206,476   $177,285
Wisconsin National Life
  Insurance Company                9,591                           50,885
American Foundation
  Life Insurance Company           1,415      2,155      2,401     18,290     18,394     17,717
Empire General Life
  Assurance Corporation              408       (201)               10,588      5,178
Capital Investors Life
  Insurance Company                  228                              879
Protective Life Insurance
  Corporation of Alabama              25                            2,073
National Deposit Life
  Insurance Company(1)                        5,386      5,730                           10,188
Protective Life Insurance
  Acquisition Corporation(2)                     22         (6)                           2,009
Consolidation elimination                       (74)    (1,000)   (80,715)   (21,572)   (17,726)
                                  53,138     32,426     35,196    265,075    208,476    189,473


Additions (deductions) by
adjustment:
Deferred policy acquisition
  costs, net of amortization      25,392     32,928     22,475    299,584    275,212    215,411
Policy liabilities and accruals  (15,586)   (26,486)   (16,474)   (69,844)   (45,583)   (16,216)
Deferred income tax                5,273      1,336     (3,357)   (69,269)   (54,727)   (57,241)
Asset Valuation Reserve                                            43,398     25,341     27,821
Interest Maintenance Reserve      (1,432)       (93)               10,489      1,634
Nonadmitted items                  1,190        685        (27)     7,742    (10,178)    (1,521)
Timing differences on
  mortgage loans on
    real estate and fixed
    maturity investments           1,645      1,296      3,297      7,350    (11,608)   (16,131)
Net unrealized gains on
  investments                                                        (334)      (378)    (1,648)
Realized investment losses        (7,860)    (2,550)    (8,757)
Noninsurance affiliates           (4,081)     2,990      4,666     87,693    100,435    123,930
Minority interest in
  consolidated subsidiaries          (19)       (90)    (1,437)               (1,311)    (1,221)
Consolidation elimination                                        (222,790)  (205,625)  (209,670)
Other adjustments, net            (1,110)    (1,022)       207      1,639       (288)    (1,242)
In conformity with generally
  accepted accounting
  principles                     $56,550    $41,420    $35,789   $360,733   $281,400   $251,745

(1) MERGED INTO PROTECTIVE LIFE IN SEPTEMBER 1992.
(2) FORMED TO FACILITATE PROTECTIVE LIFE'S ACQUISITION OF EMPLOYERS NATIONAL LIFE INSURANCE COMPANY. SEE NOTE F.


NOTE C.  INVESTMENT OPERATIONS

Major categories of net investment income for the years ended December 31 are summarized as follows:

                                                        1993            1992            1991
Fixed maturities                                    $212,816        $172,919        $131,959
Equity securities                                      1,519             939           2,581
Mortgage loans on
  real estate                                        130,262         108,128          88,664
Investment
  real estate                                          2,166           1,893           1,146
Policy loans                                           7,558           6,781           6,395
Other, principally
  short-term
  investments                                         17,790           3,023           9,499
                                                     372,111         293,683         240,244
Investment
  expenses                                             9,981           9,614           6,742
                                                    $362,130        $284,069        $233,502

Realized investment gains (losses) for the years ended December 31 are summarized as follows:

                                                        1993            1992            1991
Fixed maturities                                   $  10,508      $    8,163      $    2,547
Equity securities                                      2,230           3,688             763
Mortgage loans and
  other investments                                   (7,684)        (11,865)         (6,395)
                                                   $   5,054      $      (14)     $   (3,085)

     The Company has established an allowance for uncollectible amounts on investments. The allowance totaled $35.9 million, $27.2 million, and $17.5 million at December 31, 1993, 1992, and 1991, respectively. Additions to the allowance are included in realized investment losses. Without such additions the Company had realized investment gains of $13.8 million, $9.7 million, and $7.4 million in 1993, 1992, and 1991, respectively.
     In 1993, gross gains on the sale of investments available for sale (fixed maturities, equity securities, and short-term investments) were $8.3 million, and gross losses were less than $0.4 million. In 1992, gross gains on the sale of fixed maturities were $12.8 million, and gross losses were $1.7 million. In 1991, gross gains were $4.8 million, and gross losses were $1.9 million.

     The amortized cost and estimated market values of the Company's investments classified as available for sale at December 31, 1993 are as follows:


                                                     GROSS           GROSS       ESTIMATED
                                    AMORTIZED      UNREALIZED      UNREALIZED     MARKET
1993                                  COST           GAINS           LOSSES       VALUES
Fixed maturities:
 Bonds:
  Mortgage-backed securities       $1,531,012        $31,532        $   957     $1,561,587
  United States Govern-
   ment and authorities                89,372          2,818              0         92,190
  States, municipalities,
   and political subdivisions          15,024            133              2         15,155
  Public utilities                    339,613          4,262            252        343,623
  Convertibles and
   bonds with warrants                  1,421              0            167          1,254
  All other corporate bonds           822,505         28,799            688        850,616
 Bank loan participations             151,278              0              0        151,278
 Redeemable preferred stocks           35,445            226             82         35,589
                                    2,985,670         67,770          2,148      3,051,292
Equity securities                      33,331          8,560          1,295         40,596
Short-term investments                 83,692              0              0         83,692
                                   $3,102,693        $76,330         $3,443     $3,175,580

     The amortized cost and estimated market values of the Company's investments in fixed maturities at December 31, 1992 are as follows:

                                                     GROSS           GROSS       ESTIMATED
                                    AMORTIZED      UNREALIZED      UNREALIZED     MARKET
1992                                  COST           GAINS          LOSSES        VALUES
Bonds:
  Mortgage-backed securities       $1,269,620        $35,637             $0     $1,305,257
 United States Govern-
   ment and authorities                21,307          2,595              0         23,902
 States, municipalities,
   and political subdivisions             935            228              0          1,163
 Public utilities                     260,590          7,787              0        268,377
 Convertibles and
   bonds with warrants                  5,224            193              0          5,417
 All other corporate bonds            473,536         15,883              0        489,419
Bank loan participations              148,683              0              0        148,683
Redeemable preferred stocks             5,120            490              0          5,610
                                   $2,185,015        $62,813             $0     $2,247,828


     The amortized cost and estimated market value of fixed maturities at December 31, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or to prepay certain of these obligations.

                                                  ESTIMATED      ESTIMATED
                                                  AMORTIZED       MARKET
1993                                                COST          VALUES
Due in one year or less                           $   24,667    $   24,755
Due after one year through five years                359,545       367,836
Due after five years through ten years               550,773       567,778
Due after ten years                                2,050,685     2,090,923
                                                  $2,985,670    $3,051,292


                                                  ESTIMATED      ESTIMATED
                                                  AMORTIZED       MARKET
1992                                                COST          VALUES
Due in one year or less                           $   26,474    $   26,790
Due after one year through five years                305,732       310,355
Due after five years through ten years               271,307       281,648
Due after ten years                                1,581,502     1,629,035
                                                  $2,185,015    $2,247,828

     The approximate percentage distribution of the Company's fixed maturity investments by quality rating at December 31 is as follows:

     RATING                                    1993         1992
AAA                                            52.5%        51.7%
AA                                              7.8         10.0
A                                              15.1         15.8
BBB
 Bonds                                         16.2         12.9
 Bank loan participations                       1.0          2.7
BB or less
 Bonds                                          2.2          2.5
 Bank loan participations                       4.0          4.1
Redeemable preferred stocks                     1.2          0.3
                                              100.0%       100.0%

     At December 31, 1993, the Company had bonds which were rated less than investment grade of $67.3 million having an amortized cost of $66.7 million. Additionally, the Company had bank loan participations which were rated less than investment grade of $121.7 million having an amortized cost of $121.7 million.
     The change in unrealized gains (losses), net of tax, on fixed maturity and equity securities for the years ended December 31 is summarized as follows:

                                   1993           1992           1991
Fixed maturities                  $1,198         $  76         $65,955
Equity securities                 $1,565         $(825)        $ 4,467

     At December 31, 1993, all of the Company's mortgage loans were commercial loans of which 79% were retail, 9% were warehouses, and 8% were office buildings. The Company specializes in making mortgage loans on either credit-oriented or credit-anchored commercial properties, most of which are strip shopping centers in smaller towns and cities. No single tenant's leased space represents more than 7% of mortgage loans. Approximately 85% of the mortgage loans are on properties located in the following states listed in decreasing order of significance: Alabama, North Carolina, Tennessee, Georgia, South Carolina, Texas, Florida, Mississippi, Virginia, Colorado, California, Ohio, Wisconsin, Illinois, Indiana, and Michigan.
     Many of the mortgage loans have call provisions after 5 to 7 years. Assuming the loans are called at their next call dates, approximately $50.2 million would become due in 1994, $480.1 million in 1995 to 1998, and $218.7 million in 1999 to 2003.
     At December 31, 1993, the average mortgage loan was $1.4 million, and the weighted average interest rate was 9.6%. The largest single mortgage loan was $9.3 million. While the Company's $1,407.7 million of mortgage loans do not have quoted market values, at December 31, 1993, the Company estimates the market value of its mortgage loans to be $1,524.2 million using discounted cash flows from the next call date.
     At December 31, 1993 and 1992, the Company's problem mortgage loans and foreclosed properties totaled $27.1 million and $16.4 million, respectively. The Company expects no significant loss of principal.
     Certain investments, principally real estate, with a carrying value of $9.9 million, were nonincome producing for the twelve months ended December 31, 1993.
     Mortgage loans to Fletcher Bright, Kenneth Karl, and Edens & Avant totaling $92.1 million, $48.5 million, and $40.1 million, respectively, exceeded ten percent of stockholders' equity at December 31, 1993.
     The Company believes it is not practicable to determine the fair value of its policy loans since there is no stated maturity, and policy loans are often repaid by reductions to policy benefits. Policy loan interest rates generally range from 4.5% to 8.0%. The fair values of the Company's other long-term investments approximate cost.


NOTE D.  FEDERAL INCOME  TAXES

The Company's effective income tax rate varied from the maximum federal income tax rate as follows:

                                                   1993        1992      1991
Statutory federal income tax rate
  applied to pretax income                         35.0%       34.0%     34.0%
Amortization of nondeductible goodwill              0.1         1.1       0.4
Dividends received deduction and
  tax-exempt interest                              (0.5)       (1.3)     (1.5)
Tax benefits arising from prior acquisitions
   and other adjustments                           (2.6)       (4.8)     (4.9)
                                                   32.0%       29.0%     28.0%

     In August 1993, the corporate income tax rate was increased from 34% to 35% which resulted in a one-time increase to income tax expense of $1.3 million or $.09 per share due to a recalculation of the Company's deferred income tax liability. The effective income tax rate for 1993 of 32% excludes the one-time increase.
     The provision for federal income tax differs from amounts currently payable due to certain items reported for financial statement purposes in periods which differ from those in which they are reported for tax purposes.
     Details of the deferred income tax provision for the years ended
December 31 are as follows:

                                                    1993       1992       1991
Deferred policy acquisition costs              $   8,861   $   7,164    $ 2,886
Benefit and other policy liability changes       (10,416)     (9,005)    (5,601)
Temporary differences of investment income                       336      1,153
Effect of operating loss carryforward                                     5,799
Other items                                       (3,718)        169       (880)

                                               $  (5,273)  $  (1,336)   $ 3,357

     The components of the Company's net deferred income tax liability as of December 31, 1993 were as follows:

                                                    1993
Deferred income tax assets:
 Policy and policyholder liability reserves      $25,123
 Other                                             4,333
                                                  29,456
Deferred income tax liabilities:
 Deferred policy acquisition costs                79,199
 Unrealized gain on investments                   19,526
                                                  98,725
 Net deferred income tax liability               $69,269

     Under pre-1984 life insurance company income tax laws, a portion of the Company's gain from operations which was not subject to current income taxation was accumulated for income tax purposes in a memorandum account designated as Policyholders' Surplus. The aggregate accumulation in this account at December 31, 1993 was approximately $50.7 million. Should the accumulation in the Policyholders' Surplus account of the life insurance subsidiaries exceed certain stated maximums, or should distributions including cash dividends be made to Protective Life Corporation in excess of approximately $184.0 million, such excess would be subject to federal income taxes at rates then effective. Deferred income taxes have not been provided on amounts designated as Policyholders' Surplus. The Company does not anticipate involuntarily paying income tax on amounts in the Policyholders' Surplus accounts.
     At December 31,1993, the Company has no unused income tax loss carryforwards.


NOTE E.  DEBT

Short-term and long-term debt at December 31 are summarized as follows:

                                                    1993       1992
Short-term debt:
  Notes payable to banks                                    $49,700
  Current portion of long-term debt             $  9,520      7,534
                                                $  9,520    $57,234

Long-term debt:
  Notes payable to banks                        $137,500    $29,000
  Mortgage and other notes payable
    less current portion                              98      2,014
                                                $137,598    $31,014

     Under a three-year revolving line of credit arrangement with several banks, the Company can borrow up to $138 million on an unsecured basis. No compensating balances are required to maintain the line of credit. At December 31, 1993, the Company had borrowed $118.0 million under this credit arrangement at a weighted average interest rate of 4.0%.
     At December 31, 1993, the Company had borrowed $29.0 million under a variable rate term note to be repaid in installments through 1996. At
December 31, 1993, the note's rate of interest was 4.4%.
     The aforementioned term note and revolving line of credit arrangement contain, among other provisions, requirements for maintaining certain financial ratios and restrictions on indebtedness incurred by the Company and its subsidiaries. Additionally, the Company, on a consolidated basis, cannot incur debt in excess of 40% of its total capital.

     The Company believes the fair value of its debt approximates book value due to the debt being either short-term or variable rate.
     Future maturities of the long-term debt are $9.5 million in 1994, $9.5 million in 1995, and $128.0 million in 1996.
Interest expense on debt totaled $6.3 million, $4.8 million, and $5.7 million in 1993, 1992, and 1991, respectively.


NOTE F.  ACQUISITIONS AND SALE OF SUBSIDIARY

In March 1992, regulatory approval was received to merge Employers National Life Insurance Company into Protective Life. Additionally, effective July 1, 1992, the Company assumed all of the policy obligations associated with the credit life and credit accident and health insurance business produced by Durham Life Insurance Company.
     In July 1993, the Company acquired Wisconsin National Life Insurance Company (Wisconsin National). In addition, the Company reinsured a block of universal life policies.
     These transactions have been accounted for as purchases, and the results of the transactions have been included in the accompanying financial statements since the effective dates of the agreements.
     Summarized below are the consolidated results of operations for 1993 and 1992, on an unaudited proforma basis, as if the Wisconsin National acquisition had occurred as of January 1, 1992. The pro forma information is based on the Company's consolidated results of operations for 1993 and 1992 and on data provided by Wisconsin National, after giving effect to certain pro forma adjustments. The pro forma financial information does not purport to be indicative of results of operations that would have occurred had the transaction occurred on the basis assumed above nor are they indicative of results of the future operations of the combined enterprises.

                                                        1993           1992
                                                          (UNAUDITED)
Total revenues                                      $791,396       $693,950
Net income                                          $ 58,428       $ 45,613
Net income per share                                $   4.27       $   3.34

     In August 1993, the Company sold its ownership interest in Southeast Health Plan, Inc.


NOTE G.  COMMITMENTS AND CONTINGENT LIABILITIES

At December 31, 1993, the Company was committed to fund mortgage loans and to purchase fixed maturity and other long-term investments in the amount of $168.0 million. Also, the Company has issued a guarantee in connection with the sale of certain tax-exempt mortgage loans which may be put to the Company in the event of default. At December 31, 1993, the loans totaled $25.8 million.
     At December 31, 1993, the Company was contingently liable as a guarantor of $8.1 million in mortgage debt in the name of a motel joint venture in which the Company is a partner. Should the joint venture become unable to meet its obligation on this debt, the Company would assume title to the real estate development along with the debt.
     The Company is contingently liable to obtain a $20 million letter of credit under indemnity agreements with its directors. Such agreements provide insurance protection in excess of the directors' and officers' liability insurance in force at the time up to $20 million. Should certain events occur constituting a change in control of the Company, the Company must obtain the letter of credit upon which directors may draw for defense or settlement of any claim relating to performance of their duties as directors. The Company has similar agreements with certain of its officers providing up to $10 million in indemnification which are not secured by the obligation to obtain a letter of credit.
     Under insurance guaranty fund laws, in most states, insurance companies doing business therein can be assessed up to prescribed limits for policyholder losses incurred by insolvent companies. The Company does not believe such assessments will be materially different from amounts already provided for in the financial statements. Most of these laws do provide, however, that an assessment may be excused or deferred if it would threaten an insurer's own financial strength.


NOTE H.  STOCKHOLDERS' EQUITY AND RESTRICTIONS

The Company has adopted a Share Purchase Rights Plan that provides rights to holders of the Company's Common Stock to receive Junior Participating Cumulative Preferred Stock under certain circumstances. The Company can redeem the rights at $.01 per right until ten business days following a public announcement that 20% or more of the Company's Common Stock has been acquired by one or more related investors. If, after the rights become exercisable, the Company becomes involved in a merger or certain other major corporate transactions, each right then outstanding (other than those held by the 20% holder) would entitle its holder to buy from the acquirer or the Company or its successor, Common Stock of the acquirer or the Company or its successor worth twice the exercise price.
     Stockholders have authorized 1,000,000 shares of Preferred Stock, $1.00 par value. Other terms, including preferences, voting, and conversion rights, may be established by the Board of Directors. In connection with the Share

Purchase Rights Plan, 150,000 of these shares have been designated as Junior Participating Cumulative Preferred Stock, $1.00 par value, and were unissued at December 31, 1993. The remaining 850,000 shares of Preferred Stock, $1.00 par value, were also unissued at December 31, 1993.
     During 1990, the Company's Board of Directors approved the formation of an Employee Stock Ownership Plan (ESOP). In December 1990, 520,000 shares of the Company's Common Stock, which had been held by Protective Life and accounted for as treasury shares, were transferred to the ESOP in exchange for a $6.9 million note. The stock is used to match employee contributions to the Company's 401(k) Plan. The stock held by the ESOP that has not yet been used to match employee contributions is the unallocated stock shown as a reduction to stockholders' equity. The ESOP shares are dividend-paying and therefore are considered outstanding for earnings per share calculations. Dividends on the shares will be used to pay the ESOP's note to Protective Life. If certain events associated with a change in control of the Company occur, any unallocated shares held by the ESOP will become allocable to employee 401(k) accounts.
     The Company may from time to time transfer or buy in the open market additional shares of Common Stock to complete its 401(k) employer match obligation. Accordingly, in 1992, the Company transferred 728 shares of Common Stock to the ESOP and transferred another 103 shares during 1993.
     At December 31, 1993, approximately $172 million of consolidated stockholders' equity represented net assets of the Company's insurance subsidiaries that cannot be transferred in the form of dividends, loans, or advances to the parent company. Generally, the net assets of the Company's insurance subsidiaries available for transfer to the parent company are limited to the amounts that the insurance subsidiaries' net assets, as determined in accordance with statutory accounting practices, exceed certain minimum amounts. However, payments of such amounts as dividends may be subject to approval by regulatory authorities.


NOTE I.  RELATED PARTY MATTERS

Certain corporations with which the Company's directors were affiliated paid the Company premiums and policy fees for various types of group insurance. Such premiums and policy fees amounted to $10.3 million, $10.9 million, and $10.4 million in 1993, 1992, and 1991, respectively.


NOTE J.  BUSINESS SEGMENTS

The Company operates predominantly in the life and accident and health insurance industry. The following table sets forth revenues, income before income tax, and identifiable assets of the Company's business segments. The primary components of revenues are premiums and policy fees, net investment income, and realized investment gains and losses. Premiums and policy fees are attributed directly to each business segment. Net investment income is allocated based on directly related assets required for transacting that segment of business.
     Realized investment gains (losses) and expenses are allocated to the segments in a manner which most appropriately reflects the operations of that segment. Unallocated realized investment gains (losses) are deemed not to be associated with any specific segment.
     Assets are allocated based on policy liabilities and deferred policy acquisition costs directly attributable to each segment.
     There are no significant intersegment transactions.

Total revenues

(DOLLARS IN THOUSANDS)                                  1993         1992         1991
Agency                                             $ 111,654   $   90,690   $   80,592
Group                                                143,423      129,778      129,576
Financial Institutions                                97,511       64,376       36,041
Investment Products                                   80,115       55,768       35,742
Guaranteed Investment Contracts                      167,233      138,616      104,803
Acquisitions                                         123,855       93,634       95,847
Corporate and Other                                   33,970       54,613       36,032
Unallocated Realized Investment Gains (Losses)         1,876       (1,449)      (2,685)
                                                   $ 759,637    $ 626,026   $  515,948

Agency                                                  14.7%        14.5%        15.6%
Group                                                   18.9         20.7         25.1
Financial Institutions                                  12.9         10.2          7.0
Investment Products                                     10.6          8.9          6.9
Guaranteed Investment Contracts                         22.0         22.2         20.4
Acquisitions                                            16.3         15.0         18.5
Corporate and Other                                      4.4          8.7          7.0
Unallocated Realized Investment Gains (Losses)           0.2         (0.2)        (0.5)
                                                       100.0%       100.0%       100.0%

Income Before Income Tax

Agency                                            $   20,064   $   12,985   $   12,087
Group                                                 10,394        7,731        8,146
Financial Institutions                                 8,196        5,411        4,447
Investment Products                                    2,931        4,601          391
Guaranteed Investment Contracts*                      25,405       14,533        9,933
Acquisitions                                          29,845       20,031       23,494
Corporate and Other*                                 (13,667)      (3,896)      (4,110)
Unallocated Realized Investment Gains (Losses)         1,876       (1,449)      (2,685)
                                                  $   85,044   $   59,947   $   51,703
Agency                                                  23.6%        21.7%        23.4%
Group                                                   12.2         12.9         15.8
Financial Institutions                                   9.6          9.0          8.6
Investment Products                                      3.5          7.7          0.8
Guaranteed Investment Contracts                         29.9         24.2         19.1
Acquisitions                                            35.1         33.4         45.4
Corporate and Other                                    (16.1)        (6.5)        (7.9)
Unallocated Realized Investment Gains (Losses)           2.2         (2.4)        (5.2)
                                                       100.0%       100.0%       100.0%

Identifiable Assets

Agency                                            $  642,325   $  507,460   $  412,019
Group                                                208,968      161,744      149,218
Financial Institutions                               192,486      146,713       67,404
Investment Products                                  879,365      686,503      432,054
Guaranteed Investment Contracts                    2,041,564    1,696,786    1,291,743
Acquisitions                                       1,145,357      599,022      576,549
Corporate and Other                                  205,940      208,439      191,303
                                                  $5,316,005   $4,006,667   $3,120,290
Agency                                                  12.1%        12.7%        13.2%
Group                                                    3.9          4.0          4.8
Financial Institutions                                   3.6          3.7          2.2
Investment Products                                     16.6         17.1         13.8
Guaranteed Investment Contracts                         38.4         42.3         41.4
Acquisitions                                            21.5         15.0         18.5
Corporate and Other                                      3.9          5.2          6.1
                                                       100.0%       100.0%       100.0%

*INCOME BEFORE INCOME TAX FOR THE GUARANTEED INVESTMENT CONTRACTS DIVISION HAS
   NOT BEEN REDUCED BY PRETAX MINORITY INTEREST OF $1,631 IN 1991. INCOME BEFORE INCOME TAX FOR THE CORPORATE AND OTHER SEGMENT HAS NOT BEEN REDUCED BY PRETAX MINORITY INTEREST OF $19 IN 1993 AND $90 IN 1992 AND 1991.


NOTE K.  EMPLOYEE BENEFIT PLANS

The Company has a defined benefit pension plan covering substantially all of its employees. The benefits are based on years of service and the employee's highest thirty-six consecutive months of compensation. The Company's funding policy is to contribute amounts to the plan sufficient to meet the minimum funding requirements of ERISA plus such additional amounts as the Company may determine to be appropriate from time to time. Contributions are intended to provide not only for benefits attributed to service to date but also for those expected to be earned in the future.
     The actuarial present value of benefit obligations and the funded status of the plan at December 31 are as follows:

                                                               1993        1992
Accumulated benefit obligation, including vested
  benefits of $12,406 in 1993 and $10,306 in 1992          $ 12,692     $10,537
Projected benefit obligation for service
  rendered to date                                         $ 20,480     $16,999
Plan assets at fair value (group annuity contract
  with Protective Life)                                      15,217      13,608
Plan assets less than the projected benefit obligation       (5,263)     (3,391)
Unrecognized net loss from past experience
  different from that assumed                                 2,244         550
Unrecognized prior service cost                               2,069       2,256
Unrecognized net transition asset                              (118)       (135)
Net pension liability recognized in balance sheet           $(1,068)     $ (720)

     Net pension cost includes the following components for the years ended December 31:

                                                       1993      1992      1991
Service cost - benefits earned during the year     $  1,191  $    970  $    690
Interest cost on projected benefit obligation         1,396     1,257       956
Actual return on plan assets                         (1,270)   (1,172)   (1,102)
Net amortization and deferral                           704       130       113
Net pension cost                                   $  2,021  $  1,185  $    657

     Assumptions used to determine the benefit obligations as of December 31 were as follows:

                                                        1993      1992      1991
Weighted average discount rate                          7.5%      8.0%      8.0%
Rates of increase in compensation level                 5.5%      6.0%      6.0%
Expected long-term rate of return on assets             8.5%      8.5%      8.5%

     Assets of the pension plan are included in the general assets of Protective Life. Upon retirement, the amount of pension plan assets vested in the retiree are used to purchase a single premium annuity from Protective Life in the retiree's name. Therefore, amounts presented above as plan assets exclude assets relating to retirees.
     The Company also sponsors an unfunded Excess Benefits Plan, which is a nonqualified plan that provides defined pension benefits in excess of limits imposed by federal tax law. At December 31, 1993, the projected benefit obligation of this plan totaled $2.6 million.
     In addition to pension benefits, the Company provides limited health care benefits to eligible retired employees until age 65. The Company has adopted Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions."
     At January 1, 1992, the Company recognized a $1.6 million accumulated postretirement benefit obligation, of which $0.9 million relates to current retirees, and $0.7 million relates to active employees. The $1.6 million (representing the Company's entire liability for such benefits), net of $0.5 million tax, was accounted for as a cumulative effect of a change in accounting principle and shown as a reduction to income. The postretirement benefit is provided by an unfunded plan. At December 31, 1993, the liability for such benefits totaled $1.6 million. The expense recorded by the Company was $0.2 million in 1993 and 1992. The Company's obligation is not materially affected by a 1% change in the health care cost trend assumptions used in the calculation of the obligation.
     Life insurance benefits for retirees are provided through the purchase of life insurance policies upon retirement equal to the employees' annual compensation. This plan is partially funded at a maximum of $50 thousand face amount of insurance.
     In 1990, the Company established an Employee Stock Ownership Plan to match employee contributions to the Company's existing 401(k) Plan. Previously, the Company matched employee contributions in cash. The expense recorded by the Company for this employee benefit was $249 thousand, $412 thousand, and $451 thousand in 1993, 1992, and 1991, respectively.


NOTE L.  REINSURANCE

The Company assumes risks from and reinsures certain parts of its risks with other insurers under yearly renewable term, coinsurance, and modified coinsurance agreements. Yearly renewable term and coinsurance agreements are accounted for by passing a portion of the risk to the reinsurer. Generally, the reinsurer receives a proportionate part of the premiums less commissions and is liable for a corresponding part of all benefit payments. Modified coinsurance is accounted for similarly to coinsurance except that the liability for future policy benefits is held by the original company, and settlements are made on a net basis between the companies. While the amount retained on an individual life will vary based upon age and mortality prospects of the risk, the Company will not carry more than $500 thousand individual life insurance on a single risk.

     The Company has reinsured approximately $7.5 billion, $7.0 billion, and $5.3 billion in face amount of life insurance risks with other insurers representing $37.9 million, $34.8 million, and $28.3 million of premium income for 1993, 1992, and 1991, respectively. The Company has also reinsured accident and health risks representing $88.9 million, $74.6 million, and $61.6 million of premium income for 1993, 1992, and 1991, respectively. In 1992, policy liabilities and accruals are shown net of policy and claim reserves relating to insurance ceded of $90.1 million. In 1993, policy and claim reserves relating to insurance ceded of $97.8 million are included in reinsurance receivables. Should any of the reinsurers be unable to meet its obligation at the time of the claim, obligation to pay such claim would remain with the Company. At December 31, 1993 and 1992, the Company had paid $4.8 million and $4.4 million respectively, of ceded benefits which are recoverable from reinsurers.


NOTE M.  CONSOLIDATED QUARTERLY RESULTS - UNAUDITED

Protective Life Corporation's unaudited consolidated quarterly operating data for the years ended December 31, 1993 and 1992 are presented below. In the opinion of management, all adjustments (consisting of normal recurring accruals) necessary for a fair presentation of quarterly results have been reflected in the data which follow. It is also management's opinion, however, that quarterly operating data for insurance enterprises are not indicative of results to be achieved in succeeding quarters or years. In order to obtain a more accurate indication of performance, there should be a review of operating results, changes in stockholders' equity, and cash flows for a period of several years. Fluctuation in short-term performance may be due to the long-term nature of the insurance business, seasonal patterns in premium production and policy claims, as well as to the varying yields obtained on invested assets. The data below should be read in conjunction with the "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere herein.

                                         FIRST         SECOND          THIRD         FOURTH
1993                                    QUARTER        QUARTER        QUARTER        QUARTER
Premiums and policy fees             $    85,848   $     93,340    $    94,421    $    97,149
Net investment income                     81,196         85,180         95,697        100,057
Realized investment gains (losses)           125            677            (39)         4,291
Other income                               4,930          5,392          6,607          4,766
Total revenues                           172,099        184,589        196,686        206,263
Benefits and expenses                    154,804        164,484        176,654        178,651
Income before income tax                  17,295         20,105         20,032         27,612
Income tax expense                         5,361          6,607          7,671          8,836
Minority interest                             15              4
Net income                           $    11,919   $     13,494    $    12,361    $    18,776
Net income per share                 $       .87   $        .99    $       .90    $      1.37
Average shares outstanding            13,689,861     13,689,901     13,690,119     13,693,244

                                         FIRST         SECOND          THIRD         FOURTH
1992                                    QUARTER        QUARTER        QUARTER        QUARTER
Premiums and policy fees             $    74,414    $    77,105    $    86,826    $    84,791
Net investment income                     65,243         68,477         73,109         77,240
Realized investment gains (losses)           656           (347)          (203)          (120)
Other income                               4,201          4,517          4,463          5,654
Total revenues                           144,514        149,752        164,195        167,565
Benefits and expenses                    130,737        134,503        148,965        151,874
Income before income tax                  13,777         15,249         15,230         15,691
Income tax expense                         3,858          4,559          4,417          4,550
Minority interest                             22             23             22             23
Change in accounting principle             1,053
Net income                           $     8,844    $    10,667    $    10,791    $    11,118
Net income per share                 $       .65    $       .78    $       .79    $       .81
Average shares outstanding            13,649,750     13,660,152     13,677,801     13,679,757


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

PREMIUMS AND POLICY FEES
The following table sets forth for the periods shown the amount of premiums and policy fees and the percentage change from the prior period:

                            PREMIUMS AND POLICY FEES

          YEAR ENDED              AMOUNT           PERCENTAGE
          DECEMBER 31         (IN THOUSANDS)        INCREASE
            1991                $273,975              10.3%
            1992                 323,136              17.9
            1993                 370,758              14.7

     Premiums and policy fees increased $49.2 million or 17.9% in 1992 over 1991. In the 1991 third quarter, the Company converted preferred stock into common stock to become the 80% owner of Southeast Health Plan, Inc. (SEHP), a Birmingham-based health maintenance organization, in which the Company had an investment since 1988. Beginning in the 1991 third quarter, the results of SEHP are reported in the Company's financial statements on a consolidated basis. The inclusion of SEHP's premiums in 1992 represents a $17.4 million increase. Increases in premiums and policy fees from the Agency and Financial Institutions Divisions represent $7.0 million and $25.7 million of the increase, respectively. Effective July 1, 1992, the Financial Institutions Division assumed Durham Life Insurance Company's (Durham) credit business representing $15.1 million of the Division's $25.7 million increase. A small acquisition in the 1992 first quarter increased premiums and policy fees $3.6 million. Decreases in older acquired blocks of policies represent a $5.6 million decrease in premiums and policy fees.
     Premiums and policy fees increased $47.6 million or 14.7% in 1993 over 1992. Increases in premiums and policy fees from the Agency, Group, and Financial Institutions Divisions represent increases of $14.6 million, $13.0 million, and $30.4 million, respectively. The Durham acquisition represents $17.8 million of the Financial Institutions Division's $30.4 million increase. On July 30, 1993, the Company completed its acquisition of Wisconsin National Life Insurance Company (Wisconsin National). The acquisition increased premiums and policy fees by $11.7 million. The reinsurance of a block of universal life policies on July 1, 1993 resulted in a $3.2 million increase. Decreases in older acquired blocks of policies represented a $4.5 million decrease in premiums and policy fees. On August 6, 1993, the Company completed the sale of its ownership interest in SEHP. The sale of SEHP decreased premiums and policy fees $21.2 million in 1993.

NET INVESTMENT INCOME
The following table sets forth for the periods shown the amount of net investment income, the percentage change from the prior period, and the percentage earned on average cash and investments:

                              NET INVESTMENT INCOME

                                                           PERCENTAGE EARNED
     YEAR ENDED         AMOUNT            PERCENTAGE           ON AVERAGE
     DECEMBER 31    (IN THOUSANDS)         INCREASE       CASH AND INVESTMENTS
         1991          $233,502              70.5%                 9.4%
         1992           284,069              21.7                  8.9
         1993           362,130              27.5                  8.7

     Net investment income for 1991 was $96.5 million or 70.5% higher, 1992 was $50.6 million or 21.7% higher, and 1993 was $78.1 million or 27.5% higher than the preceding year, primarily due to increases in the average amount of invested assets. Invested assets have increased primarily due to receiving annuity and guaranteed investment contract (GIC) deposits and to acquisitions. Annuity and GIC deposits are not considered revenues in accordance with generally accepted accounting principles. These deposits are included in the liability section of the balance sheet. The Wisconsin National acquisition resulted in an increase in 1993 net investment income of $14.5 million. Due to the general decline in interest rates, the Company's percentage earned on average cash and investments has decreased slightly since 1991.

REALIZED INVESTMENT GAINS (LOSSES)
The Company generally purchases its investments with the intent to hold to maturity by purchasing investments that match future cash-flow needs. The sales of investments that have occurred result from portfolio management decisions to maintain proper matching of assets and liabilities.
     The following table sets forth realized investment gains or losses for the periods shown:

                       REALIZED INVESTMENT GAINS (LOSSES)

                                                   REALIZED
          YEAR ENDED                      INVESTMENT GAINS (LOSSES)
          DECEMBER 31                           (IN THOUSANDS)
             1991                                  $(3,085)
             1992                                      (14)
             1993                                    5,054

     The Company maintains an allowance for uncollectible amounts on investments based upon industry default rates for different asset types. The allowance totaled $35.9 million at December 31, 1993. Additions to the allowance are treated as realized investment losses. During 1991, the Company added $10.5 million to this allowance which more than offset $7.4 million of net realized investment gains. During 1992, the Company added $9.7 million to this allowance which offset the $9.7 million of net realized investment gains. During 1993, the Company added $8.7 million to this allowance which partially offset the $13.8 million of net realized investment gains.

OTHER INCOME
The following table sets forth other income for the periods shown:

                                  OTHER INCOME

          YEAR ENDED                          OTHER INCOME
          DECEMBER 31                        (IN THOUSANDS)
             1991                                $11,556
             1992                                 18,835
             1993                                 21,695

     Other income consists primarily of revenues of the Company's broker-dealer subsidiaries, fees from administrative-services-only types of group accident and health insurance contracts, and revenues of the Company's wholly owned insurance marketing organizations and other small noninsurance subsidiaries. The sale of SEHP reduced other income approximately $2.0 million which was more than offset by a $3.5 million gain on the sale of SEHP. Other income from recurring sources increased $3.3 million in 1992 and $1.4 million in 1993.

INCOME BEFORE INCOME TAX
The following table sets forth income or loss before income tax by business segment for the periods shown:

                            INCOME BEFORE INCOME TAX

                                              INCOME (LOSS) BEFORE INCOME TAX
                                                   YEAR ENDED DECEMBER 31
                                                        (IN THOUSANDS)

     BUSINESS SEGMENT                                1991       1992       1993
Agency                                            $12,087    $12,985    $20,064
Group                                               8,146      7,731     10,394
Financial Institutions                              4,447      5,411      8,196
Investment Products                                   391      4,601      2,931
Guaranteed Investment Contracts*                    9,933     14,533     25,405
Acquisitions                                       23,494     20,031     29,845
Corporate and Other*                               (4,110)    (3,896)   (13,667)
Unallocated Realized Investment Gains (Losses)     (2,685)    (1,449)     1,876
                                                  $51,703    $59,947    $85,044

* INCOME BEFORE INCOME TAX FOR THE GUARANTEED INVESTMENT CONTRACTS DIVISION HAS NOT BEEN REDUCED BY PRETAX MINORITY INTEREST OF $1,631 IN 1991. INCOME BEFORE INCOME TAX FOR THE CORPORATE AND OTHER SEGMENT HAS NOT BEEN REDUCED BY PRETAX MINORITY INTEREST OF $90 IN 1991 AND 1992, AND $19 IN 1993.

     In 1993 the Company changed the method used to apportion net investment income within the Company. This change resulted in increased income attributable to the Agency, Investment Products, and Acquisitions Divisions of $3.0 million, $2.0 million, and $2.6 million, respectively, while decreasing income of the Corporate and Other segment.
     Agency pretax earnings increased $0.9 million in 1992 as compared to 1991 reflecting increased sales, better persistency, and improved mortality. Agency 1993 pretax earnings of $20.1 million were $7.1 million higher than 1992. The improvement was due primarily to a growing block of business, brought about by sales, continued strong persistency, and favorable mortality experience.
     Group pretax earnings were $0.4 million lower in 1992 as compared to 1991 due to both lower group health and group life earnings. Improved earnings in cancer and dental products were more than offset by lower traditional group health earnings. Group 1993 pretax earnings of $10.4 million were $2.7 million higher than 1992. Group life and annuity earnings improved by $1.7 million, and group health earnings improved by $1.0 million primarily due to improved cancer and dental earnings.
     Pretax earnings of the Financial Institutions Division were $1.0 million higher in 1992 as compared to 1991. Effective July 1, 1992, Protective Life assumed all of the policy obligations associated with the credit life and credit accident and health insurance business produced by Durham. The assumption contributed $1.6 million to the Division's 1992 results, which was partially offset by lower credit life and health earnings on account of higher mortality and morbidity in the Division's other lines. The Financial Institutions Division's 1993 pretax earnings of $8.2 million were up $2.8 million from 1992. The Durham acquisition represented $0.7 million of the increase. The balance of the increase was due to premium growth and improved claims ratios in the Division's other lines.
     The Investment Products Division's pretax earnings were $4.2 million higher in 1992, compared to 1991. The earnings improvement was primarily due to having a greater amount of annuity deposits. Annuity deposits associated with the Division were $648 million at December 31, 1992, compared to $395 million at December 31, 1991. The Division's 1993 earnings of $2.9 million were $1.7 million lower than 1992. These results reflect an increase of $3.2 million of amortization of deferred policy acquisition costs, in part to shorten the amortization period on book value annuities, sales of which were substantially discontinued in 1992. Annuity deposits totaled $836 million at December 31, 1993. Average deposits for the year were $742 million, 42% higher than for 1992.
     The Guaranteed Investment Contracts (GIC) Division had pretax earnings of $14.5 million in 1992 and $25.4 million in 1993. GIC earnings have increased due to the growth in GIC deposits placed with the Company. At December 31, 1993, GIC deposits totaled $2.0 billion, compared to $1.7 billion one year earlier and $1.3 billion at December 31, 1991.
     A portion of the earnings of the GIC Division was earned in a majority-owned subsidiary which became wholly owned in the 1991 third quarter. The ownership interest of the other stockholders in the earnings of the subsidiary before it became wholly owned was $1.3 million ($1.6 million pretax) in 1991.
     Pretax earnings from the Acquisitions Division decreased $3.5 million in 1992 as compared to 1991, primarily due to higher mortality and lapses in its various blocks of acquired policies. Earnings from the Acquisitions Division are normally expected to decline over time (due to the lapsing of policies resulting from deaths of insureds or terminations of coverage) unless new acquisitions are made. The Acquisitions Division had pretax earnings of $29.8 million for 1993, $9.8 million higher than 1992. On July 30, 1993, the Company completed its acquisition of Wisconsin National. The Company also reinsured a block of universal life policies during the 1993 third quarter. These two acquisitions contributed $5.1 million to the Division's 1993 earnings. The Division also experienced improved results in its other blocks of acquired policies.
     The Corporate and Other segment consists of several small insurance lines of business, net investment income and other operating expenses not identified with the preceding operating divisions (including interest on substantially all debt), the earnings of SEHP, and the operations of several small noninsurance subsidiaries. Pretax losses for this segment were $0.2 million lower in 1992 as compared to 1991 due to SEHP having a $0.6 million profit, compared to a loss in 1991, the SEHP increase being largely offset by several factors of negative effect. Pretax losses of this segment were $9.8 million higher in 1993 as compared to 1992 primarily due to the aforementioned reapportionment of net investment income within the Company. On August 6, 1993, the Company sold its ownership interest in SEHP. The sale has been accounted for in a manner similar to an installment sale. The segment's 1993 results include a gain of $3.5 million attributable to the sale of SEHP which was more than offset by higher expenses.

INCOME TAX EXPENSE

The following table sets forth the effective income tax rates for the periods shown:

                               INCOME TAX EXPENSE

          YEAR ENDED DECEMBER 31             EFFECTIVE INCOME TAX RATES
                 1991                                   28%
                 1992                                   29
                 1993                                   32

     For the year ended December 31, 1992, the effective income tax rate was 29%. In August 1993, the corporate income tax rate was increased from 34% to 35% which resulted in a one-time increase to income tax expense of $1.3 million or $.09 per share due to a recalculation of the Company's deferred income tax liability. The effective income tax rate for 1993, excluding the one-time increase, was 32%. Management's estimate of the effective income tax rate for 1994 is 32%.

NET INCOME
The following table sets forth net income and net income per share for the periods shown:

                                   NET INCOME

          YEAR ENDED            AMOUNT              PER          PERCENTAGE
          DECEMBER 31       (IN THOUSANDS)         SHARE          INCREASE
             1991               $35,789            $2.62            26.6%
             1992                41,420             3.03            15.6
             1993                56,550             4.13            36.3

     Compared to 1991, net income per share in 1992 increased 15.6%, reflecting improved earnings in its Agency, Financial Institutions, Investment Products, and GIC Divisions, and higher realized investment gains which were partially offset by an allowance for uncollectible amounts on investments and lower earnings in the Group and Acquisitions Divisions. Additionally, 1992 includes a reduction to income of $1.1 million reported as the cumulative effect of a change in accounting principle associated with the Company's adoption of Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." Net income per share in 1993 was 36.3% higher than 1992, reflecting improved earnings in the Agency, Group, Financial Institutions, GIC, and Acquisitions Divisions, and higher realized investment gains.

RECENTLY ISSUED ACCOUNTING STANDARDS
In May 1993, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 114, "Accounting by Creditors for Impairment of a Loan." The Company anticipates that the impact of adopting SFAS No. 114 on its financial condition will be immaterial.
     The American Institute of Certified Public Accountants has issued Statement of Position 93-6, "Employers' Accounting For Employee Stock Ownership Plans"
(ESOP). Under certain "grandfathering" provisions in the Statement, employers may elect not to apply the new accounting rules to shares acquired by ESOPs before December 31, 1992. The Company does not plan to apply the new rules to its existing ESOP.

LIQUIDITY AND CAPITAL RESOURCES
The Company's operations usually produce a positive cash flow. This cash flow is used to fund an investment portfolio to finance future benefit payments including those arising from various types of deposit contracts. Since future benefit payments largely represent long-term obligations reserved using certain assumed interest rates, the Company's investments are predominantly in long-term, fixed-rate investments such as bonds and mortgage loans which provide a sufficient return to cover these obligations.
     Many of the Company's products contain surrender charges and other features which reward persistency and penalize the early withdrawal of funds. With respect to such products, surrender charges are generally sufficient to cover the Company's unamortized deferred policy acquisition costs with respect to the policy being surrendered. GICs and certain annuity contracts have market-value adjustments which protect the Company against investment losses if interest rates are higher at the time of surrender as compared to interest rates at the time of issue.
     The Company has adopted Statement of Financial Accounting Standards No. 115, "Accounting For Certain Investments In Debt And Equity Securities." Accordingly, the Company's investments in debt and equity securities are reported in the 1993 financial statements at market value, and investments in mortgage loans are reported at amortized cost. At December 31, 1993, the fixed maturity investments (bonds, bank loan participations, and redeemable preferred stocks) had a market value of $3,051.3 million, which is 2.2% above amortized cost (less allowances for uncollectible amounts on investments) of $2,985.7 million. The Company had $1,407.7 million in mortgage loans at December 31, 1993. While the Company's mortgage loans do not have quoted market values, at December 31, 1993, the Company estimates the market value of its mortgage loans to be $1,524.2 million(using discounted cash flows from the next call date) which is 8.3% in excess of amortized book value. Most of the Company's mortgage loans have significant prepayment penalties. These assets are invested for terms approximately corresponding to anticipated future benefit payments. Thus, market fluctuations should not adversely affect liquidity.
     At December 31, 1993, delinquent mortgage loans and foreclosed real estate were 0.5% of assets. Bonds rated less than investment grade were 1.3% of assets. Additionally, the Company had bank loan participations that were less than investment grade representing 2.3% of assets. The Company does not expect these investments to adversely affect its liquidity or ability to hold its other investments to maturity. The Company's allowance for uncollectible amounts on investments was $35.9 million at December 31, 1993.
     Policy loans at December 31, 1993 were $141.1 million, an increase of $23.3 million from December 31, 1992. The acquisition of Wisconsin National increased policy loans by $13.5 million, and the reinsurance of a block of universal life policies added an additional $12.1 million. Otherwise, policy loans decreased $2.3 million. Policy loan rates are generally in the 4.5% to 8.0% range. Such rates at least equal the assumed interest rates used for future policy benefits.
     The Company believes its asset/liability matching practices and certain product features provide significant protection for the Company against the effects of changes in interest rates. However, approximately 24% of the Company's liabilities relate to products (primarily whole life insurance) the profitability of which may be affected by changes in interest rates. The effect of such changes in any one year is not expected to be material. Additionally, the Company believes its asset/liability matching practices provide sufficient liquidity to enable it to fulfill its obligation to pay benefits under its various insurance and deposit contracts.
     The Company's asset/liability matching practices involve the monitoring of asset and liability durations for various product lines; cash flow testing under various interest rate scenarios; and the continuous rebalancing of assets and liabilities with respect to yield, risk, and cash flow characteristics.
     A combination of futures contracts and options on treasury notes are currently being used as hedges for asset/liability management of certain investments, primarily mortgage loans on real estate, and liabilities arising from interest-sensitive products such as GICs and annuities. Realized investment gains and losses of such contracts are deferred and amortized over the life of the hedged asset. The Company also uses interest rate swap contracts to convert certain investments from a variable to a fixed rate of interest.
     In anticipation of receiving GIC and annuity deposits, the life insurance subsidiaries were committed at December 31, 1993 to fund mortgage loans and to purchase fixed maturity and other long-term investments in the amount of $168 million. The Company's subsidiaries held $108.4 million in cash and short-term investments at December 31, 1993. Protective Life Corporation had an additional $2.4 million in cash and short-term investments available for general corporate purposes.
     While the Company generally anticipates that the cash flows of its subsidiaries will be sufficient to meet their investment commitments and operating cash needs, the Company recognizes that investment commitments scheduled to be funded may from time to time exceed the funds then available. Therefore, the Company has arranged sources of credit for its insurance subsidiaries to utilize to fund investments in such circumstances. The Company expects that the rate received on its investments will equal or exceed its borrowing rate. Additionally, the Company may from time to time sell short-duration GICs to complement its cash management practices.
     At December 31, 1993, Protective Life Corporation had borrowed $118 million of its $138 million revolving line of credit on short-term notes bearing interest rates averaging 4.0%. In addition, Protective Life Corporation has borrowed $29 million under a four-year installment note at a rate of 4.4%. In total, Protective Life Corporation's borrowings increased $60.8 million during 1993, approximately $35 million of which was used to finance acquisitions, and the remainder contributed as additional statutory capital to its insurance subsidiaries to support their future growth. Management expects to register under the Securities Act of 1933, probably on a delayed (or "shelf") basis, preferred stock and debt securities of Protective Life Corporation, and preferred securities of a special purpose finance subsidiary, to reduce existing bank borrowings and to give the Company flexibility in connection with future acquisition opportunities.
     Protective Life Corporation's cash flow is dependent on cash dividends from its subsidiaries, payments on surplus notes, revenues from investment, data processing, legal, and management services rendered to the subsidiaries, and investment income. At December 31, 1993, approximately $172 million of consolidated stockholders' equity represented net assets of the Company's insurance subsidiaries that cannot be transferred to the Company in the form of dividends, loans, or advances. In addition, the states in which the Company's insurance subsidiaries are domiciled impose certain restrictions on the insurance subsidiaries' ability to pay dividends to Protective Life Corporation. Also, distributions, including cash dividends to Protective Life Corporation from its life insurance subsidiaries, in excess of approximately $184 million, would be subject to federal income tax at rates then effective. The Company does not anticipate involuntarily making distributions that would be subject to tax.
     For the foregoing reasons and due to the expected growth of the Company's insurance sales, the Company will retain substantial portions of the earnings of its life insurance subsidiaries in those companies primarily to support their future growth. Because Protective Life Corporation's cash disbursements have from time to time exceeded its cash receipts, such shortfalls have been funded through various external financings. Therefore, Protective Life Corporation may from time to time require additional external financing.
     A life insurance company's statutory capital is computed according to rules prescribed by the National Association of Insurance Commissioners (NAIC), as modified by the insurance company's state of domicile. Statutory accounting rules are different from generally accepted accounting principles and are intended to reflect a more conservative view by, for example, requiring immediate expensing of policy acquisition costs. The achievement of long-term growth will require growth in the statutory capital of the Company's insurance subsidiaries. The subsidiaries may secure additional statutory capital through various sources, such as internally generated statutory earnings or equity contributions by the Company from funds generated through debt or equity offerings.
     The NAIC's risk-based capital requirements require insurance companies to calculate and report information under a risk-based capital formula. These requirements are intended to allow insurance regulators to identify inadequately capitalized insurance companies based upon the types and mixtures of risks inherent in the insurer's operations. The formula includes components for asset risk, liability risk, interest rate exposure, and other factors. Based upon the December 31, 1993 statutory financial reports of the Company's insurance subsidiaries, the Company's insurance subsidiaries are adequately capitalized under the formula.
     Under insurance guaranty fund laws, in most states, insurance companies doing business in a participating state can be assessed up to prescribed limits for policyholder losses incurred by insolvent companies. The Company does not believe that any such assessments will be materially different from amounts already provided for in the financial statements.

IMPACT OF INFLATION
Inflation increases the need for insurance. Many policyholders who once had adequate insurance programs increase their life insurance coverage to provide the same relative financial benefits and protection. The effect of inflation on medical costs leads to accident and health policies with higher benefits. Thus, inflation has increased the need for life and accident and health products.
     The higher interest rates that have traditionally accompanied inflation also affect the Company's investment operation. Policy loans increase as policy loan interest rates become relatively more attractive. As interest rates increase, disintermediation of GIC and annuity deposits and ordinary life policy cash values may increase, the market value of the Company's fixed-rate long-term investments may decrease, and the Company may be unable to implement fully the interest rate reset and call provisions of its mortgage loans. The difference between the interest rate earned on investments and the interest rate credited to interest-sensitive products may also be adversely affected by rising interest rates.
     Inflation has materially increased the cost of health care. The adequacy of premium rates in relation to the level of accident and health claims is constantly monitored, and where appropriate, premium rates on such policies are increased as policy benefits increase. Failure to make such increases commensurate with health care cost increases may result in a loss from health insurance.
     The Company does not believe the current rate of inflation will significantly affect its operations. However, lower interest rates may reduce earnings as older higher-yielding investments are repaid, and the proceeds are reinvested at lower current rates.

                        REPORT OF INDEPENDENT ACCOUNTANTS

         TO THE    We have audited the accompanying consolidated balance sheets
  DIRECTORS AND    of Protective Life Corporation and subsidiaries as of
   STOCKHOLDERS    December 31, 1993 and 1992, and the related consolidated
PROTECTIVE LIFE    statements of income, stockholders' equity, and cash
    CORPORATION    flows for each of the three years in the period ended
    BIRMINGHAM,    December 31, 1993. These financial statements are the
        ALABAMA    responsibility of the Company's management. Our
                   responsibility is to express an opinion on these financial statements based on our audits.
                         We conducted our audits in accordance with generally
                   accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
                         In our opinion, the financial statements referred to
                   above present fairly, in all material respects, the consolidated financial position of Protective Life
                   Corporation and subsidiaries as of December 31, 1993 and 1992, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles.
                         As discussed in Note A to the Consolidated Financial
                   Statements, the Company changed its method of accounting for certain investments in debt and equity securities in 1993.
                   Also as discussed in Note K, the Company changed its method of accounting for postretirement benefits other than pensions in 1992.


                         Coopers & Lybrand
                         BIRMINGHAM, ALABAMA
                         FEBRUARY 14, 1994