Form 10-K405, Exhibit 13
PROTECTIVE LIFE CORP
filed 1995-03-24
CIK 355429

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS
PREMIUMS AND POLICY FEES
The following table sets forth for the periods shown the amount of premiums and policy fees and the percentage change from the prior period:

                              PREMIUMS AND POLICY FEES
                    YEAR ENDED         AMOUNT        PERCENTAGE
                    DECEMBER 31    (IN THOUSANDS)     INCREASE
                      1992          $323,136            17.9%
                      1993           370,758            14.7
                      1994           402,772             8.6

     Premiums and policy fees increased $47.6 million or 14.7% in 1993 over 1992. On July 30, 1993, the Company completed its acquisition of Wisconsin National Life Insurance Company (Wisconsin National). The acquisition increased premiums and policy fees by $11.7 million. The reinsurance of a block of universal life policies on July 1, 1993 resulted in a $3.2 million increase. Decreases in older acquired blocks of policies represented a $4.5 million decrease in premiums and policy fees. Increases in premiums and policy fees from the Financial Institutions, Group, and Individual Life Divisions represent increases of $30.4 million, $13.0 million, and $14.6 million, respectively. Effective July 1, 1992, the Financial Institutions Division assumed Durham Life Insurance Company's (Durham) credit business. The Durham acquisition represents $17.8 million of the Financial Institutions Division's $30.4 million increase. On August 6, 1993, the Company completed the sale of its ownership interest in Southeast Health Plan, Inc. (SEHP), a Birmingham-based health maintenance organization, in which the Company had an investment since 1988. The sale of SEHP decreased premiums and policy fees $21.2 million in 1993.
     Premiums and policy fees increased $32.0 million or 8.6% in 1994 over 1993. Wisconsin National and the reinsured block of universal life policies represented $10.5 million of the increase in premiums and policy fees in 1994. The reinsurance of a block of payroll deduction policies effective April 2, 1994 resulted in a $7.9 million increase. On October 3, 1994 the Company acquired through coinsurance a block of policies from Reliance Standard Life Insurance Company (Reliance Standard), which added $12.5 million of premiums in 1994. Decreases in older acquired blocks of policies represented a $3.1 million decrease in premiums and policy fees. Increases in premiums and policy fees from the Financial Institutions, Group, and Individual Life Divisions represent increases of $10.7 million, $5.1 million, and $7.6 million, respectively. The 1993 sale of SEHP decreased 1994 premiums and policy fees $19.3 million.

NET INVESTMENT INCOME
The following table sets forth for the periods shown the amount of net investment income, the percentage change from the prior period, and the percentage earned on average cash and investments:

                              NET INVESTMENT INCOME

                                                           PERCENTAGE EARNED
     YEAR ENDED            AMOUNT          PERCENTAGE       ON AVERAGE CASH
     DECEMBER 31       (IN THOUSANDS)       INCREASE        AND INVESTMENTS
         1992             $284,069            21.7%               8.9%
         1993              362,130            27.5                8.7
         1994              417,825            15.4                8.3


     Net investment income for 1993 was $78.1 million or 27.5% higher, and for 1994 was $55.7 million or 15.4% higher than for the preceding year primarily due to increases in the average amount of invested assets. Invested assets have increased primarily due to receiving annuity and guaranteed investment contract
(GIC) deposits and to acquisitions. Annuity and GIC deposits are not considered revenues in accordance with generally accepted accounting principles. These deposits are included in the liability section of the balance sheet. The Wisconsin National acquisition resulted in an increase in 1993 net investment income of $14.5 million. Wisconsin National and other recent acquisitions represented $23.9 million of the increase in net investment income in 1994.
     The Company's percentage earned on average cash and investments decreased in 1993 primarily due to the general decline in interest rates, the effect of which was partially offset by following a "falling interest rate strategy" of using temporary borrowings to fund investments ahead of receiving GIC and annuity deposits. The percentage earned on average cash and investments decreased in 1994 primarily due to ending the strategy of funding investments ahead of receiving deposits on account of rising interest rates and an increase in the amount of investments with short durations in order to bring the durations of assets and liabilities into balance.

REALIZED INVESTMENT GAINS (LOSSES)
The Company generally purchases its investments with the intent to hold to maturity by purchasing investments that match future cash flow needs. However, the Company has classified its fixed maturity investments as "available for sale" because the Company might sell such investments in response to changes in interest rates, needs for liquidity, and changes in the availability of alternative investments. The sales of investments that have occurred generally result from portfolio management decisions to maintain proper matching of assets and liabilities.
     The following table sets forth realized investment gains or losses for the periods shown:

                         REALIZED INVESTMENT GAINS (LOSSES)

                        YEAR ENDED                 AMOUNT
                        DECEMBER 31            (IN THOUSANDS)
                           1992                 $    (14)
                           1993                    5,054
                           1994                    6,298

     The Company maintains an allowance for uncollectible amounts on investments. The allowance totaled $35.9 million at December 31, 1993 and 1994. Additions to the allowance are treated as realized investment losses. During 1992, the Company added $9.7 million to this allowance which offset $9.7 million of net realized investment gains. During 1993, the Company added $8.7 million to this allowance which partially offset $13.8 million of net realized investment gains. In 1994, realized investment gains on the sale of equity securities and other long-term investments of $14.9 million were partially offset by realized investment losses of $8.6 million incurred from sales of fixed maturity investments that occurred to maintain proper matching of assets and liabilities.
     Recently, rising interest rates have caused market values to fall below amortized cost for many of the Company's fixed maturity investments. Therefore, some realized investment losses may be incurred upon future sales of investments to maintain proper matching of assets and liabilities. The Company does not anticipate such realized investment losses will be material.

OTHER INCOME
The following table sets forth other income for the periods shown:

                                   OTHER INCOME
                         YEAR ENDED                AMOUNT
                         DECEMBER 31           (IN THOUSANDS)
                            1992                 $18,835
                            1993                  21,695
                            1994                  21,553

     Other income consists primarily of revenues of the Company's broker-dealer subsidiary, fees from administrative-services-only types of group accident and health insurance contracts, and revenues of the Company's wholly owned insurance marketing organizations and other small noninsurance subsidiaries. The sale of SEHP reduced 1993 other income approximately $2.0 million which was more than offset by a $3.5 million gain on the sale of SEHP. The sale of SEHP reduced other income in 1994 approximately $5.0 million, which was partially offset by a $4.2 million final payment relating to the sale of SEHP. During 1994, the Company also recognized approximately $8.2 million in settlement of litigation in which the Company was a plaintiff relating to an acquisition made in 1974. Other income was reduced in 1994 by losses of approximately $3.0 million relating to the Company's joint venture with the Lippo Group in Hong Kong, which is accounted for using the equity method. Other income from recurring sources increased $1.4 million in 1993 and decreased $4.6 million in 1994. The 1994 decrease mostly related to a decrease in revenues of the Company's broker-dealer subsidiary.

INCOME BEFORE INCOME TAX

The following table sets forth income or loss before income tax by business segment for the periods shown:

                    INCOME (LOSS) BEFORE INCOME TAX
                         YEAR ENDED DECEMBER 31
                              (IN THOUSANDS)

BUSINESS SEGMENT                      1992          1993           1994
Acquisitions                       $20,031       $29,845       $ 39,176
Financial Institutions               5,411         8,196          9,581
Group                                7,731        10,394         11,085
Guaranteed Investment  Contracts    14,533        25,405         30,143
Individual Life                     12,985        20,064         16,976
Investment Products                  4,601         2,931         (1,602)
Corporate and Other*                (3,896)      (13,667)        (4,452)
Unallocated Realized
Investment Gains (Losses)           (1,449)        1,876          5,266
                                   --------      -------       --------
                                   $59,947       $85,044       $106,173
                                   ========      =======       ========

* INCOME BEFORE INCOME TAX FOR THE CORPORATE AND OTHER SEGMENT HAS NOT BEEN REDUCED BY PRETAX MINORITY INTEREST OF $90 IN 1992, $19 IN 1993, AND $2,764 IN 1994.

     In 1993, the Company changed the method used to apportion net investment income within the Company. Prior to 1993, the Company used an approximation method to apportion net investment income. Beginning in 1993, net investment income was apportioned based upon specific portfolios of investments. This change resulted in increased income attributable to the Acquisitions, Individual Life, and Investment Products Divisions of $2.6 million, $3.0 million, and $2.0 million, respectively, while decreasing income of the Corporate and Other segment.
     Earnings from the Acquisitions Division are normally expected to decline over time (due to the lapsing of policies resulting from deaths of insureds or terminations of coverage) unless new acquisitions are made. In the ordinary course of business, the Acquisitions Division regularly considers acquisitions of smaller insurance companies or blocks of policies. The Acquisitions Division had pretax earnings of $29.8 million for 1993, $9.8 million higher than 1992. The 1993 acquisition of Wisconsin National and reinsurance of a block of universal life policies contributed $5.1 million to the Division's 1993 earnings. The Division also experienced improved results in its other blocks of acquired policies. 1994 pretax earnings from the Acquisitions Division of $39.2 million were $9.3 million higher than 1993. The two acquisitions completed in 1993 added $9.2 million to the Division's 1994 earnings. The acquisition of a block of policies from Reliance Standard in the 1994 fourth quarter reduced earnings $1.3 million but should contribute to earnings next year. The remaining increase was due to improved claims experience in the Division's other blocks of acquired policies.
     The Financial Institutions Division's 1993 pretax earnings of $8.2 million were up $2.8 million from 1992. The Durham acquisition represented $0.7 million of the increase. The balance of the increase was due to premium growth and improved claims ratios in the Division's other lines. The Division's 1994 pretax earnings of $9.6 million were $1.4 million higher than 1993 primarily due to premium growth and improved claims ratios.
     Group 1993 pretax earnings of $10.4 million were $2.7 million higher than 1992. Group life and annuity earnings improved by $1.7 million, and group health earnings improved by $1.0 million primarily due to higher earnings from cancer and dental products. 1994 Group pretax earnings of $11.1 million were $0.7 million higher than 1993. Higher traditional group life and health earnings were complemented by higher earnings from the Division's cancer and dental products. The Division's results include approximately $3.0 million of expenses to establish a special marketing unit to sell dental plans through mail and telephone solicitations.
     The Company's Group Division has agreed to acquire National Health Care Systems of Florida, Inc., a Florida-based dental health maintenance organization with over 260,000 members in the Southeast. The acquisition is anticipated to close in the first quarter of 1995.
     The Guaranteed Investment Contracts (GIC) Division had pretax earnings of $25.4 million in 1993 compared to $14.5 million in 1992. Through 1994 GIC earnings have significantly increased due to the growth in GIC deposits placed with the Company. The GIC Division's 1994 pretax earnings were $30.1 million, $4.7 million above 1993. GIC earnings increased due to the growth in GIC deposits and $1.8 million higher realized investment gains. GIC deposits totaled $2.3 billion at December 31, 1994. The rate of growth in GIC deposits will most likely decrease as the number of maturing contracts increases.

     Individual Life 1993 pretax earnings of $20.1 million were $7.1 million higher than 1992. The improvement was due primarily to a growing block of business, brought about by sales, continued strong persistency, and favorable mortality experience. The Individual Life Division had 1994 pretax earnings of $17.0 million, $3.1 million lower than 1993. Mortality experience, while still favorable, was approximately $2.5 million less favorable than 1993. The Division also spent approximately $3.0 million during 1994 to develop new ventures including a special program for parents and guardians of persons with disabilities; a special product for owners of privately held companies; and the sale of policies in the life insurance brokerage market.
     In 1994, the Individual Life Division reduced the statutory policy liabilities for certain of its term-like products to be more consistent with current regulation and industry practice. This change released statutory capital to invest in an acquisition, which will reduce investment income and thus reported earnings in this Division next year.
     The Investment Products Division's 1993 pretax earnings of $2.9 million were $1.7 million lower than 1992. These results reflect an increase of $3.2 million of amortization of deferred policy acquisition costs, in part to shorten the amortization period on book value annuities, sales of which were substantially discontinued in 1992. The Division reported a pretax loss of $1.6 million for 1994. These results are after approximately $2.0 million of additional amortization of deferred policy acquisition costs related to the compression of interest spreads caused by rising interest rates on the Division's fixed annuities, and expenses of approximately $4.5 million related to the development and introduction of the Division's variable annuity. Realized investment losses from the sale of investments to maintain proper matching of assets and liabilities in 1994 were $2.5 million compared to realized investment gains of $2.9 million last year. Fixed annuity deposits totaled $983 million, and variable annuity deposits totaled $171 million at December 31, 1994. Variable annuity deposits of $121 million are reported in the accompanying financial statements as "liabilities related to separate accounts."
     The Corporate and Other segment consists of several small insurance lines of business, net investment income and other operating expenses not identified with the preceding operating divisions (including interest on substantially all debt), and the operations of several small noninsurance subsidiaries (including
SEHP). Pretax losses of this segment were $9.8 million higher in 1993 as compared to 1992 primarily due to the aforementioned reapportionment of net investment income within the Company. On August 6, 1993, the Company sold its ownership interest in SEHP. The sale has been accounted for in a manner similar to an installment sale. The segment's 1993 results include a gain of $3.5 million attributable to the sale of SEHP which was more than offset by higher expenses. 1994 pretax losses of this segment were $4.5 million. The segment's 1994 results include a $4.2 million final payment relating to the sale of SEHP and approximately $8.2 million relating to the settlement of litigation relating to an acquisition made in 1974. The segment also includes a loss of approximately $3.0 million relating to the Company's Hong Kong joint venture. Increases in other expenses of $3.0 million were partially offset by a decrease in expenses of $2.8 million representing the dividends on the Company's Monthly Income Preferred Securities (the proceeds of which were used to repay debt), which are reported as minority interest in net income of consolidated subsidiaries rather than expenses of the Corporate and Other segment.

INCOME TAX EXPENSE

The following table sets forth the effective income tax rates for the periods shown:

                         INCOME TAX EXPENSE
        YEAR ENDED DECEMBER 31           EFFECTIVE INCOME TAX RATES
                 1992                                 29%
                 1993                                 32
                 1994                                 32

     In August 1993, the corporate income tax rate was increased from 34% to 35% which resulted in a one-time increase to income tax expense of $1.3 million or $.09 per share due to a recalculation of the Company's deferred income tax liability. The effective income tax rate for 1993, excluding the one-time increase, was 32%. The effective income tax rate for 1994 was also 32%. Management's estimate of the effective income tax rate for 1995 is 33%.

NET INCOME

The following table sets forth net income and net income per share for the periods shown:

                                   NET INCOME

             YEAR ENDED       AMOUNT            PER         PERCENTAGE
             DECEMBER 31  (IN THOUSANDS)       SHARE         INCREASE
                1992         $41,420          $3.03            15.6%
                1993          56,550           4.13            36.3
                1994          70,401           5.14            24.4

     Net income per share in 1993 was 36.3% higher than 1992, reflecting improved earnings in the Acquisitions, Financial Institutions, Group, GIC, and Individual Life Divisions, and higher realized investment gains. Net income per share in 1994 was 24.4% higher than 1993, reflecting improved earnings in the Acquisitions, Financial Institutions, Group, and GIC Divisions and Corporate and Other segment, and higher realized investment gains partially offset by lower earnings in the Individual Life and Investment Products Divisions.

KNOWN TRENDS AND UNCERTAINTIES
The operating results of companies in the insurance industry have historically been subject to significant fluctuations due to competition, economic conditions, interest rates, investment performance, maintenance of insurance ratings, and other factors. Certain known trends and uncertainties which may affect future reported results of the Company are discussed more fully below. COMPETITION. The Company operates in a highly competitive industry. In connection with the development and sale of its products, the Company encounters significant competition from other insurance companies, many of which have financial resources greater than those of the Company, as well as from other investment alternatives available to its customers. The insurance industry is a mature industry. In recent years, the industry has experienced no growth in life insurance sales, though the aging population has increased the demand for retirement savings products.
     Management believes that the Company's ability to compete is dependent upon, among other things, its ability to attract and retain agents to market its insurance products, its ability to develop competitive and profitable products, and its maintenance of a high rating from rating agencies.
     Banks, by offering bank investment contracts currently guaranteed by the FDIC, provide competitive alternatives to the Company's GICs and annuities. Banks may also compete by selling annuity products provided by other insurance companies. In addition, in the future banks and other financial institutions may be granted approval to underwrite and sell annuities or other insurance products that compete directly with the Company. Likewise, nontraditional sources of healthcare coverages, such as health maintenance organizations and preferred provider organizations, provide competitive alternatives to the Company's traditional group health products.
RATINGS. Ratings have become an increasingly important factor in establishing the competitive position of insurance companies. Rating organizations continue to review the financial performance and condition of insurers, including the Company's insurance subsidiaries. A downgrade in the ratings of the Company's subsidiaries could materially adversely affect its business operations, particularly its ability to attract annuity and guaranteed investment contract deposits and its ability to compete for attractive acquisition opportunities.
     Rating organizations assign ratings based upon several factors. While most of the considered factors relate to the rated company, some of the factors relate to general economic conditions and other factors outside the rated company's control. Therefore, ratings downgrades may result for reasons other than a deterioration in a rated company's financial condition or competitive position.
POLICY CLAIMS FLUCTUATIONS. The Company's results may fluctuate from year to year on account of fluctuations in policy claims received by the Company during the year. Due to the long-term nature of the insurance business, there should be a review of operating results for a period of several years in order to obtain a more accurate indication of performance.
INTEREST RATE FLUCTUATIONS. The Company's investment policy with regard to fixed maturity investments is generally to buy investment grade securities that match future cash flow needs and to hold them to maturity.
     Rising interest rates could cause disintermediation of GIC and annuity deposits and individual life policy cash values. In addition, the market value of the Company's fixed maturity investments would generally decrease, and the Company may be unable to fully enforce the call provisions of its mortgage loans. The difference between the interest rate earned on investments and the interest rate credited to interest-sensitive products may also be adversely affected by rising interest rates.

     Falling interest rates could cause some of the Company's corporate bonds that have call features to be called, which could cause the Company to have to reinvest the proceeds at lower interest rates.
     The Company's mortgage loans are entered into, and mortgage-backed securities are purchased, based on assumptions regarding rates of prepayments. To the extent that actual prepayments are earlier or later than anticipated due to falling or rising interest rates, the Company may not receive cash flows when expected. Most of the Company's mortgage loans, however, have significant prepayment penalties.
CONTINUING SUCCESS OF ACQUISITION STRATEGY. The Company has actively pursued a strategy of acquiring blocks of insurance policies. This acquisition strategy has increased the Company's earnings in part by allowing the Company to position itself to realize certain unit cost reductions and operating efficiencies associated with economies of scale. There can be no assurance, however, that suitable acquisitions, presenting opportunities for continued growth and operating efficiencies, will continue to be available to the Company, or that the Company will realize the anticipated financial results from its acquisitions.
REGULATION AND TAXATION. The Company's insurance subsidiaries are subject to government regulation in each of the states in which they conduct business. Such regulation is vested in state agencies having broad administrative power dealing with all aspects of the insurance business, including rates, policy forms, and capital adequacy, and is concerned primarily with the protection of policyholders rather than stockholders. The design and administration of the Company's insurance products, the conduct of the Company's agents, and the content of advertising and other sales materials are also regulated by these agencies. The Company's management does not believe that the regulatory initiatives currently under consideration would have a material adverse impact on the Company or its insurance subsidiaries; however, the Company cannot predict the form of any future proposals or regulation.
     Under insurance guaranty fund laws in most states, insurance companies doing business in a participating state can be assessed up to prescribed limits for policyholder losses incurred by insolvent or failed insurance companies. Although the Company cannot predict the amount of any future assessments, the Company does not believe that any such assessments will be materially different from amounts already provided for in the financial statements. Most insurance guaranty fund laws currently provide that an assessment may be excused or deferred if it would threaten an insurer's financial strength.
     Under the Internal Revenue Code of 1986, as amended (the Code), income tax payable by policyholders on investment earnings is deferred during the accumulation period of certain life insurance and annuity products. This favorable tax treatment may give certain of the Company's products a competitive advantage over other retirement products that do not offer this benefit. To the extent that the Code is revised to reduce the tax-deferred status of life insurance and annuity products, or to increase the tax-deferred status of competing products, the Company's competitive position may be adversely affected.
     The President and Congress have advocated changes to the current healthcare delivery system which will address both affordability and availability issues. The ultimate scope and effective date of any healthcare reform proposals are unknown at this time and are likely to be modified as they are considered for enactment by Congress. It is anticipated that these proposals may adversely affect certain products in the Company's group health insurance business. In addition to the federal initiatives, a number of states are considering legislative programs that are intended to affect the accessibility and affordability of health care. Some states have recently enacted healthcare reform legislation. These various state programs (which could be preempted by any federal program) may also adversely affect the Company's group health insurance business. However, in light of the small relative proportion of the Company's earnings attributable to group health insurance, management does not expect that either the federal or state proposals will have a material adverse effect on the Company's earnings.
     The Company cannot predict what future initiatives the President or Congress may propose which may affect the Company.
RELIANCE UPON THE PERFORMANCE OF OTHERS. The Company has entered into various ventures involving other parties. Examples include, but are not limited to: the Investment Products Division's variable annuity deposits are invested in funds managed by Goldman, Sachs & Co.; approximately 64% of the Investment Products Division's fixed annuity sales come from four broker-dealers; a portion of the sales in the Financial Institutions and Group Divisions comes from arrangements with unrelated marketing organizations; and the Company has entered the Hong Kong insurance market in a joint venture with the Lippo Group. Therefore the Company's results may be affected by the performance of others.
INDEMNITY REINSURANCE. As is customary in the insurance industry, the Company's insurance subsidiaries cede insurance to other insurance companies. The ceding insurance company remains contingently liable with respect to ceded insurance should any reinsurer be unable to meet the obligations assumed by it. The Company sets a limit on the amount of insurance retained on the life of any one person. In the individual lines it will not retain more than $500,000, including accidental death benefits, on any one life. Certain of the term-like plans of the Company have a retention of $50,000 per life. For group insurance, the maximum amount retained on any one life is $100,000. At December 31, 1994, the Company had insurance in force of $49.9 billion of which approximately $8.6 billion was ceded to reinsurers.
RECENTLY ISSUED ACCOUNTING STANDARDS.
The Company adopted Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities," at
December 31, 1993, which requires the Company to carry its investment in fixed maturities and certain other securities at market value instead of amortized cost. As prescribed by SFAS No. 115, these investments are recorded at their market values with the resulting unrealized gains and losses, net of income tax, reported as a component of stockholders' equity reduced by a related adjustment to deferred policy acquisition costs. The market values of fixed maturities increase or decrease as interest rates fall or rise. Therefore, although the adoption of SFAS No. 115 does not affect the Company's operations, its reported stockholders' equity will fluctuate significantly as interest rates change.
     During 1994, interest rates rose approximately three percentage points. Even though the Company believes its asset/liability matching practices and certain product features provide significant protection for the Company against the effects of changes in interest rates, the new accounting rule required reporting a $146.8 million decrease in stockholders' equity at December 31, 1994 as compared to December 31, 1993.
     In 1994, the Company adopted SFAS No. 119, "Disclosure about Derivative Financial Instruments and Fair Value of Financial Instruments," which requires additional disclosures related to derivative financial instruments. Also, in 1994, the Company adopted new disclosure requirements required by Statement of Position 94-4 of the Accounting Standards Division of the American Institute of Certified Public Accountants concerning disclosures related to the Company's liability for unpaid claims. The adoption of these accounting standards had no effect on the Company's financial statements.
     In May 1993, the Financial Accounting Standards Board (FASB) issued SFAS No. 114, "Accounting by Creditors for Impairment of a Loan." In October 1994, the FASB amended SFAS No. 114 with the issuance of SFAS No. 118, "Accounting by Creditors for Impairment of Loan - Income Recognition and Disclosures." The Company anticipates that the impact of adopting SFAS Nos. 114 and 118 on its financial condition will be immaterial.
     The American Institute of Certified Public Accountants has issued Statement of Position 93-6, "Employers' Accounting for Employee Stock Ownership Plans"
(ESOP). Under certain "grandfathering" provisions in the Statement, employers may elect not to apply the new accounting rules to shares acquired by ESOPs before December 31, 1992. The Company does not plan to apply the new rules to its existing ESOP.

LIQUIDITY AND CAPITAL RESOURCES
The Company's operations usually produce a positive cash flow. This cash flow is used to fund an investment portfolio to finance future benefit payments including those arising from various types of deposit contracts. Since future benefit payments largely represent long-term obligations reserved using certain assumed interest rates, the Company's investments are predominantly in medium and long-term, fixed-rate investments such as bonds and mortgage loans which provide a sufficient return to cover these obligations.
     Many of the Company's products contain surrender charges and other features which reward persistency and penalize the early withdrawal of funds. With respect to such products, surrender charges are generally sufficient to cover the Company's unamortized, deferred policy acquisition costs with respect to the policy being surrendered. GICs and certain annuity contracts have market value adjustments which protect the Company against investment losses if interest rates are higher at the time of surrender as compared to interest rates at the time of issue.
     In accordance with SFAS No. 115, the Company's investments in debt and equity securities are reported at market value, and investments in mortgage loans are reported at amortized cost. At December 31, 1994, the fixed maturity investments (bonds, bank loan participations, and redeemable preferred stocks) had a market value of $3,493.6 million, which is 5.5% below amortized cost (less allowances for uncollectible amounts on investments) of $3,698.4 million. The Company had $1,487.8 million in mortgage loans at December 31, 1994. While the Company's mortgage loans do not have quoted market values, at December 31, 1994, the Company estimates the market value of its mortgage loans to be $1,535.3 million(using discounted cash flows from the next call date) which is 3.2% in excess of amortized book value. Most of the Company's mortgage loans have significant prepayment penalties. These assets are invested for terms approximately corresponding to anticipated future benefit payments. Thus, market fluctuations should not adversely affect liquidity.
     At December 31, 1994, problem mortgage loans and foreclosed properties were $24.0 million or 0.4% of assets. Bonds rated less than investment grade were $82.5 million or 1.3% of assets. Additionally, the Company had bank loan participations that were less than investment grade, representing $195.1 million or 3.2% of assets. The Company does not expect these investments to adversely affect its liquidity or ability to hold its other investments to maturity. The Company's allowance for uncollectible amounts on investments was $35.9 million at December 31, 1994.
     Policy loans at December 31, 1994 were $147.6 million, a decrease of $4.6 million from December 31, 1993 after considering the $11.1 million of policy loans obtained through acquisitions in 1994. Policy loan rates are generally in the 4.5% to 8.0% range. Such rates at least equal the assumed interest rates used for future policy benefits.
     The Company believes its asset/liability matching practices and certain product features provide significant protection for the Company against the effects of changes in interest rates. However, approximately 21% of the Company's liabilities relate to products (primarily whole life insurance) the profitability of which may be affected by changes in interest rates. The effect of such changes in any one year is not expected to be material. Additionally, the Company believes its asset/liability matching practices provide sufficient liquidity to enable it to fulfill its obligation to pay benefits under its various insurance and deposit contracts.
     The Company's asset/liability matching practices involve the monitoring of asset and liability durations for various product lines; cash flow testing under various interest rate scenarios; and the continuous rebalancing of assets and liabilities with respect to yield, risk, and cash flow characteristics.
     It is the Company's policy to maintain asset and liability durations within 10% of one another. During 1994, interest rates rose approximately three percentage points. Rising interest rates during 1994 caused the duration of the Company's assets to increase somewhat above the duration of its liabilities. As a result, the estimated modified duration of the Company's corporate bonds and collateralized mortgage obligations has increased from approximately 3.0 years at the beginning of 1994 to 3.6 years at the end of 1994 while the duration of its mortgages and liabilities increased only slightly. The Company responded to the duration mismatch by adjusting the composition of its assets to bring the durations of assets and liabilities into balance.
     The Company does not use derivative financial instruments for trading purposes.
     Combinations of futures contracts and options on treasury notes are sometimes used as hedges for asset/liability management of certain investments, primarily mortgage loans on real estate and liabilities arising from interest-sensitive products such as GICs and annuities. Realized investment gains and losses of such contracts are deferred and amortized over the life of the hedged asset. Net realized gains of $7.9 million were deferred in 1994. At December 31, 1994, open futures contracts with a notional amount of $137.5 million were in a $0.4 million net unrealized loss position.
     The Company uses interest rate swap contracts to convert certain investments from a variable rate of interest to a fixed rate of interest. At December 31, 1994, related open interest rate swap contracts with a notional amount of $230.0 million were in an $8.9 million net unrealized loss position. The Company also uses interest rate swap contracts to convert its Senior Notes and Monthly Income Preferred Securities from a fixed rate to a variable rate of interest. At December 31, 1994, related open interest rate swap contracts with a notional amount of $95.0 million were in a $4.8 million net unrealized loss position.
     The Company entered the GIC market in late 1989. Most GIC contracts written by the Company have maturities of 3 to 5 years. Prior to 1993, few GIC contracts were maturing because the contracts were newly written. Beginning in 1993, and continuing into 1994, GIC contracts began to mature as contemplated when the contracts were sold. Withdrawals related to GIC contracts were approximately $700 million during 1994. Withdrawals related to GIC contracts are estimated to be approximately $600 million in 1995. The Company's asset/liability matching practices take into account maturing contracts. Accordingly, the Company does not expect maturing contracts to have an unusual effect on the future operations and liquidity of the Company.
     In anticipation of receiving GIC and annuity deposits, the life insurance subsidiaries were committed at December 31, 1994 to fund mortgage loans and to purchase fixed maturity and other long-term investments in the amount of $231.2 million. The Company's subsidiaries held $61.9 million in cash and short-term investments at December 31, 1994. Protective Life Corporation had an additional $2.1 million in cash and short-term investments available for general corporate purposes.
     While the Company generally anticipates that the cash flows of its subsidiaries will be sufficient to meet their investment commitments and operating cash needs, the Company recognizes that investment commitments scheduled to be funded may from time to time exceed the funds then available. Therefore, the Company has arranged sources of credit for its insurance subsidiaries to utilize to fund investments in such circumstances. The Company expects that the rate received on its investments will equal or exceed its borrowing rate. Additionally, the Company may from time to time sell short-duration GICs to complement its cash management practices.
     On June 10, 1994, a special purpose finance subsidiary of the Company, PLC Capital L.L.C. (PLC Capital), issued $55 million of 9% Cumulative Monthly Income Preferred Securities, Series A (MIPS), guaranteed by the Company. Net proceeds of approximately $52.3 million were used to repay a term note and other bank borrowings. PLC Capital was formed solely to issue MIPS and other securities and lend the proceeds thereof to the Company in exchange for subordinated debentures of the Company. The Company has the right under the subordinated debentures to extend interest payment periods up to 60 months, and, as a consequence, monthly dividends on the MIPS may be deferred (but will continue to accumulate, together with additional dividends on any accumulated but unpaid dividends at the dividend rate) by PLC Capital during any such extended interest payment period. The MIPS are redeemable by PLC Capital at any time on or after June 30, 1999. The MIPS and dividends thereon are reported in the accompanying financial statements as "minority interest in consolidated subsidiaries." In related transactions, the Company entered into interest rate swap agreements with two financial institutions which effectively converted the MIPS from a fixed dividend rate to the floating, 30-day London Interbank Offered Rate (LIBOR) plus 60.5 basis points, approximately 6.6% at December 31, 1994.
     On July 1, 1994, the Company issued $75 million of 7.95% Senior Notes due July 1, 2004. The notes are not redeemable by the Company prior to maturity. Net proceeds of $74.4 million were used to repay bank borrowings. In related transactions, the Company has entered into interest rate swap agreements to swap $40 million of the notes from a fixed rate of interest to the floating, 30-day LIBOR plus 34.5 basis points, approximately 6.3% at December 31, 1994.
     At December 31, 1994, Protective Life Corporation had borrowed $23 million of its $60 million revolving line of credit at an interest rate of 6.3%.
     On November 7, 1994, the Company's Board of Directors authorized a program for the repurchase of up to 300,000 shares of Company Common Stock. No shares have been repurchased under the program.
     The Company has agreed to acquire National Health Care Systems of Florida, Inc. The purchase price, which is to be paid in a combination of cash (19.9%) and Company Common Stock (80.1%), will be determined at closing and is estimated to be approximately $39.5 million. The acquisition is anticipated to close in the first quarter of 1995.
     Protective Life Corporation's cash flow is dependent on cash dividends from its subsidiaries, payments on surplus notes, revenues from investment, data processing, legal, and management services rendered to the subsidiaries, and investment income. At December 31, 1994, approximately $196 million of consolidated stockholders' equity, excluding net unrealized investment gains and losses, represented net assets of the Company's insurance subsidiaries that cannot be transferred to the Company in the form of dividends, loans, or advances. In addition, the Company's insurance subsidiaries are subject to various state statutory and regulatory restrictions on the insurance subsidiaries' ability to pay dividends to Protective Life Corporation. In general, dividends up to specified levels are considered ordinary and may be paid thirty days after written notice to the insurance commissioner of the state of domicile unless such commissioner objects to the dividend prior to the expiration of such period. Dividends in larger amounts are considered extraordinary and are subject to affirmative prior approval by such commissioner. The maximum amount that would qualify as ordinary dividends to the Company by its insurance subsidiaries in 1995 is estimated to be $62 million. Also, distributions, including cash dividends to Protective Life Corporation from its life insurance subsidiaries, in excess of approximately $248 million, would be subject to federal income tax at rates then effective. The Company does not anticipate involuntarily making distributions that would be subject to tax.
     For the foregoing reasons and due to the expected growth of the Company's insurance sales, the Company will retain substantial portions of the earnings of its life insurance subsidiaries in those companies primarily to support their future growth. Because Protective Life Corporation's cash disbursements have from time to time exceeded its cash receipts, such shortfalls have been funded through various external financings. Therefore, Protective Life Corporation may from time to time require additional external financing.
     To give the Company flexibility in connection with future acquisitions and other growth opportunities, the Company has registered debt securities, preferred and common stock of Protective Life Corporation, and additional preferred securities of PLC Capital L.L.C., under the Securities Act of 1933 on a delayed (or shelf) basis.
     A life insurance company's statutory capital is computed according to rules prescribed by the National Association of Insurance Commissioners (NAIC), as modified by the insurance company's state of domicile. Statutory accounting rules are different from generally accepted accounting principles and are intended to reflect a more conservative view by, for example, requiring immediate expensing of policy acquisition costs. The achievement of long-term growth will require growth in the statutory capital of the Company's insurance subsidiaries. The subsidiaries may secure additional statutory capital through various sources, such as internally generated statutory earnings or equity contributions by the Company from funds generated through debt or equity offerings.
     The NAIC's risk-based capital requirements require insurance companies to calculate and report information under a risk-based capital formula. These requirements are intended to allow insurance regulators to identify inadequately capitalized insurance companies based upon the types and mixtures of risks inherent in the insurer's operations. The formula includes components for asset risk, liability risk, interest rate exposure, and other factors. Based upon their December 31, 1994 statutory financial reports, the Company's insurance subsidiaries are adequately capitalized under the formula.
     A number of civil jury verdicts have been returned against life and health insurers in the jurisdictions in which the Company does business involving the insurers' sales practices, alleged agent misconduct, failure to properly supervise agents, and other matters. Some of the lawsuits have resulted in the award of substantial judgments against the insurer, including material amounts of punitive damages. In some states, juries have substantial discretion in awarding punitive damages in these circumstances. The Company and its subsidiaries, like other life and health insurers, from time to time are involved in such litigation. To date, no such lawsuit has resulted in the award of any significant amount of damages against the Company. Among the litigation currently pending is a class action filed in the state of Alabama concerning the sale of credit insurance for which a proposed settlement agreement has been filed with the supervising court for approval. Although the outcome of any litigation cannot be predicted with certainty, the Company believes that such litigation will not have a material adverse effect on the financial position of the Company.
     The Company is not aware of any material pending or threatened regulatory action with respect to the Company or any of its subsidiaries.

IMPACT OF INFLATION
Inflation increases the need for insurance. Many policyholders who once had adequate insurance programs increase their life insurance coverage to provide the same relative financial benefits and protection. The effect of inflation on medical costs leads to accident and health policies with higher benefits. Thus, inflation has increased the need for life and accident and health products.
     The higher interest rates that have traditionally accompanied inflation also affect the Company's investment operation. Policy loans increase as policy loan interest rates become relatively more attractive. As interest rates increase, disintermediation of GIC and annuity deposits and individual life policy cash values may increase, the market value of the Company's fixed-rate, long-term investments may decrease, and the Company may be unable to implement fully the interest rate reset and call provisions of its mortgage loans. The difference between the interest rate earned on investments and the interest rate credited to interest-sensitive products may also be adversely affected by rising interest rates.
     Inflation has increased the cost of health care. The adequacy of premium rates in relation to the level of accident and health claims is constantly monitored, and where appropriate, premium rates on such policies are increased as policy benefits increase. Failure to make such increases commensurate with healthcare cost increases may result in a loss from health insurance.
     The Company does not believe the current rate of inflation will significantly affect its operations.

CONSOLIDATED STATEMENTS OF INCOME


YEAR ENDED DECEMBER 31
(DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)                   1994           1993           1992

REVENUES
Premiums and policy fees (net of reinsurance ceded:
   1994 -- $172,575; 1993 -- $126,912; 1992 -- $109,355)      $402,772       $370,758       $323,136
Net investment income                                          417,825        362,130        284,069
Realized investment gains (losses)                               6,298          5,054            (14)
Other income                                                    21,553         21,695         18,835
                                                              --------       --------       --------
   Total revenues                                              848,448        759,637        626,026
                                                              --------       --------       --------
BENEFITS AND EXPENSES
Benefits and settlement expenses (net of reinsurance ceded:
   1994 -- $112,922; 1993 -- $84,949; 1992 -- $67,436)         517,110        473,884        409,557
Amortization of deferred policy acquisition costs               88,122         73,605         48,951
Other operating expenses (net of reinsurance ceded:
   1994 -- $14,326; 1993 -- $10,759; 1992 -- $7,468)           137,043        127,104        107,571
                                                              --------       --------       --------
   Total benefits and expenses                                 742,275        674,593        566,079
                                                              --------       --------       --------
INCOME BEFORE INCOME TAX                                       106,173         85,044         59,947
                                                              --------       --------       --------
INCOME TAX EXPENSE
Current                                                         37,318         33,748         18,720
Deferred                                                        (3,342)        (5,273)        (1,336)
                                                              --------       --------       --------
   Total income tax expense                                     33,976         28,475         17,384
                                                              --------       --------       --------
INCOME BEFORE MINORITY INTEREST                                 72,197         56,569         42,563
MINORITY INTEREST IN INCOME OF
   CONSOLIDATED SUBSIDIARIES                                     1,796             19             90
                                                              --------       --------       --------
INCOME BEFORE CUMULATIVE EFFECT OF A
   CHANGE IN ACCOUNTING PRINCIPLE                               70,401         56,550         42,473
CUMULATIVE EFFECT OF A CHANGE
   IN ACCOUNTING PRINCIPLE
(NET OF INCOME TAX: $542)                                                                     (1,053)
                                                              --------       --------       --------
NET INCOME                                                    $ 70,401       $ 56,550       $ 41,420
                                                              --------       --------       --------
                                                              --------       --------       --------
INCOME PER SHARE BEFORE CUMULATIVE EFFECT
   OF A CHANGE IN ACCOUNTING PRINCIPLE                        $   5.14       $   4.13       $   3.11
CUMULATIVE EFFECT OF A CHANGE IN
   ACCOUNTING PRINCIPLE PER SHARE                                                               (.08)
                                                              --------       --------       --------
NET INCOME PER SHARE                                          $   5.14       $   4.13       $   3.03
                                                              --------       --------       --------
                                                              --------       --------       --------
DIVIDENDS PAID PER SHARE                                      $   1.10       $   1.01       $    .90
                                                              --------       --------       --------
                                                              --------       --------       --------

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATED BALANCE SHEETS


DECEMBER 31
(DOLLARS IN THOUSANDS                                                                      1994           1993
ASSETS
Investments:
   Fixed maturities, at market (amortized cost: 1994 -- $3,698,370;
      1993 -- $2,985,670)                                                            $3,493,646     $3,051,292
   Equity securities, at market (cost: 1994 -- $45,958; 1993 -- $33,331)                 45,005         40,596
   Mortgage loans on real estate                                                      1,487,795      1,407,744
   Investment real estate, net of accumulated depreciation (1994 -- $2,052;
      1993 -- $4,483)                                                                    20,303         22,061
   Policy loans                                                                         147,608        141,135
   Other long-term investments                                                           48,013         20,191
   Short-term investments                                                                59,541         83,692
                                                                                     ----------     ----------
      Total investments                                                               5,301,911      4,766,711
Cash                                                                                      4,468         27,119
Accrued investment income                                                                55,637         51,337
Accounts and premiums receivable, net of allowance for uncollectible amounts
   (1994 -- $2,464; 1993 -- $5,024)                                                      30,472         26,315
Reinsurance receivables                                                                 122,175        102,559
Deferred policy acquisition costs                                                       434,444        299,584
Property and equipment, net                                                              36,323         35,664
Other assets                                                                             20,709          3,316
Assets related to separate accounts                                                     124,145          3,400






                                                                                     ----------     ----------
TOTAL ASSETS                                                                         $6,130,284     $5,316,005
                                                                                     ----------     ----------
                                                                                     ----------     ----------

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                                                                                           1994           1993
LIABILITIES
Policy liabilities and accruals
   Future policy benefits and claims                                                 $1,694,295     $1,380,845
   Unearned premiums                                                                    103,479         88,785
                                                                                     ----------     ----------
      Total policy liabilities and accruals                                           1,797,774      1,469,630
Guaranteed investment contract deposits                                               2,281,673      2,015,075
Annuity deposits                                                                      1,251,318      1,005,742
Other policyholders' funds                                                              144,461        141,975
Other liabilities                                                                       127,873         96,682
Accrued income taxes                                                                     (6,238)         6,381
Deferred income taxes                                                                   (14,095)        69,269
Short-term debt                                                                                          9,520
Long-term debt                                                                           98,000        137,598
Liabilities related to separate accounts                                                124,145          3,400
Minority interest in consolidated subsidiaries                                           55,000
                                                                                     ----------     ----------
Total liabilities                                                                     5,859,911      4,955,272
                                                                                     ----------     ----------

COMMITMENTS AND CONTINGENT LIABILITIES
-- Note G
STOCKHOLDERS' EQUITY
Preferred Stock, $1 par value
   Shares authorized: 1994 -- 3,850,000; 1993 -- 850,000
   Issued: none
Junior Participating Cumulative
   Preferred Stock, $1 par value
   Shares authorized: 150,000
   Issued: none
Common Stock, $.50 par value                                                              7,834          7,834
   Shares authorized: 1994 -- 80,000,000; 1993 -- 20,000,000
   Issued: 1994 and 1993 -- 15,668,231
Additional paid-in capital                                                               71,295         70,469
Net unrealized gains (losses) on investments
   (net of income tax: 1994 -- $(57,902); 1993 -- $19,774)                             (107,532)        39,284
Retained earnings                                                                       322,691        267,361
Treasury stock, at cost (1994 -- 1,954,972 shares; 1993 -- 1,974,987 shares)            (18,323)       (18,359)
Unallocated stock in Employee Stock Ownership Plan
   (1994 -- 422,073 shares; 1993 -- 442,000 shares)                                      (5,592)        (5,856)
                                                                                     ----------     ----------
      Total stockholders' equity                                                        270,373        360,733
                                                                                     ----------     ----------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                           $6,130,284     $5,316,005
                                                                                     ----------     ----------
                                                                                     ----------     ----------

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                 NET
                                                             UNREALIZED
                                                                GAINS
                                              ADDITIONAL      (LOSSES)                                   UNALLOCATED       TOTAL
(DOLLARS IN THOUSANDS             COMMON        PAID-IN          ON          RETAINED      TREASURY       STOCK IN     STOCKHOLDERS'
EXCEPT PER SHARE AMOUNTS)          STOCK        CAPITAL      INVESTMENTS     EARNINGS        STOCK          ESOP          EQUITY
Balance, December 31, 1991        $7,834        $69,488      $   3,981       $195,522      $(18,535)      $(6,545)       $251,745
   Net income for 1992                                                         41,420                                      41,420
  Cash dividends
      ($.90 per share)                                                        (12,304)                                    (12,304)
   Decrease in net unrealized
      gains on investments                                        (825)                                                      (825)
   Reissuance of treasury stock
      to ESOP (728 shares)                           16                                                       (16)              0
   Allocation of stock to employee
      accounts (26,728 shares)                                                                                361             361
   Reissuance of treasury stock
      (39,688 shares)                               831                                         172                         1,003
                                  ------        -------      ---------       --------      --------       -------        --------
Balance, December 31, 1992         7,834         70,335          3,156        224,638       (18,363)       (6,200)        281,400
   Net income for 1993                                                         56,550                                      56,550
   Cash dividends
      ($1.01 per share)                                                       (13,827)                                    (13,827)
   Increase in net unrealized
      gains on investments                                      36,128                                                     36,128
   Reissuance of treasury stock
      to ESOP (103 shares)                            3                                                        (3)              0
   Allocation of stock to employee
      accounts (26,103 shares)                                                                                347             347
   Reissuance of treasury stock
      (3,343 shares)                                131                                           4                           135
                                  ------        -------      ---------       --------      --------       -------        --------
Balance, December 31, 1993         7,834         70,469         39,284        267,361       (18,359)       (5,856)        360,733
   Net income for 1994                                                         70,401                                      70,401
   Cash dividends
      ($1.10 per share)                                                       (15,071)                                    (15,071)
   Decrease in net unrealized
      gains on investments                                    (146,816)                                                  (146,816)
   Purchase of treasury stock
      (4,206 shares)                                                                           (191)                         (191)
   Reissuance of treasury stock
      to ESOP (68 shares)                             3                                                        (3)              0
   Allocation of stock to employee
      accounts (19,995 shares)                                                                                267             267
   Reissuance of treasury stock
      (24,153 shares)                               823                                         227                         1,050

Balance, December 31, 1994
                                  ------        -------      ---------       --------      --------       -------        --------
-- Note H                         $7,834        $71,295      $(107,532)      $322,691      $(18,323)      $(5,592)       $270,373
                                  ------        -------      ---------       --------      --------       -------        --------
                                  ------        -------      ---------       --------      --------       -------        --------

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEAR ENDED DECEMBER 31
(DOLLARS IN THOUSANDS)                                                                1994           1993           1992
CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                                                     $    70,401    $    56,550    $    41,420
Adjustments to reconcile net income to net cash provided by
  operating activities:
  Amortization of deferred policy acquisition costs                                 88,122         73,605         48,951
  Capitalization of deferred policy acquisition costs                             (127,566)      (104,014)       (81,481)
  Depreciation expense                                                               5,601          3,742          3,946
  Deferred income taxes                                                             (4,310)        (5,272)        (2,514)
  Accrued income taxes                                                             (12,619)         6,230            691
  Interest credited to universal life and investment products                      260,081        220,772        173,658
  Policy fees assessed on universal life and investment products                   (85,532)       (67,314)       (46,383)
  Change in accrued investment income and other receivables                        (28,073)       (97,908)        (9,157)
  Change in policy liabilities and other policyholders' funds of
     traditional life and health products                                           61,322         42,901          4,307
  Change in other liabilities                                                       29,949         12,432          5,610
  Other (net)                                                                      (14,461)        14,959         (4,276)
                                                                               -----------    -----------    -----------
Net cash provided by operating activities                                          242,915        156,683        134,772
                                                                               -----------    -----------    -----------
CASH FLOWS FROM INVESTING ACTIVITIES
Maturities and principal reductions of investments:
  Investments available for sale                                                   386,498
  Other                                                                            153,945      1,341,818        882,950
Sale of investments:
  Investments available for sale                                                   630,660
  Other                                                                             59,550        244,683        338,850
Cost of investments acquired:
  Investments available for sale                                                (1,807,756)
  Other                                                                           (220,839)    (2,302,196)    (1,991,950)
Acquisitions and bulk reinsurance assumptions                                      106,435         14,190         23,274
Purchase of property and equipment                                                  (6,743)        (4,682)        (3,731)
Sale of property and equipment                                                         484          3,023            180
                                                                               -----------    -----------    -----------
Net cash used in investing activities                                             (697,766)      (703,164)      (750,427)
                                                                               -----------    -----------    -----------
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from borrowings under line of credit arrangements and long-term debt      663,587        719,173        341,000
Principal payments on line of credit  arrangements and long-term debt             (712,704)      (661,717)      (310,331)
Proceeds from issuance of Monthly Income Preferred Securities                       55,000
Purchase of treasury stock                                                            (191)
Dividends to stockholders                                                          (15,071)       (13,827)       (12,304)
Investment product deposits and change in universal life deposits                1,417,980      1,198,263        871,251
Investment product withdrawals                                                    (976,401)      (683,251)      (263,530)
                                                                               -----------    -----------    -----------
Net cash provided by financing activities                                          432,200        558,641        626,086
                                                                               -----------    -----------    -----------
INCREASE (DECREASE) IN CASH                                                        (22,651)        12,160         10,431
CASH AT BEGINNING OF YEAR                                                           27,119         14,959          4,528
                                                                               -----------    -----------    -----------
CASH AT END OF YEAR                                                            $     4,468    $    27,119    $    14,959
                                                                               -----------    -----------    -----------
                                                                               -----------    -----------    -----------
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid during the year:
  Interest on debt                                                             $     7,745    $     6,426    $     4,457
  Income taxes                                                                 $    49,935    $    27,493    $    18,007
SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES
Change in minority interest in consolidated subsidiaries                                      $    (1,311)   $        90
Reissuance of treasury stock to ESOP                                           $         3    $         3    $        16
Unallocated stock in ESOP                                                      $       264    $       344    $       345
Reissuance of treasury stock                                                   $     1,051    $       135    $     1,003
Acquisitions and bulk reinsurance assumptions:
  Assets acquired                                                              $   117,349    $   423,167    $   103,557
  Liabilities assumed                                                             (166,595)      (429,580)      (130,008)
                                                                               -----------    -----------    -----------
  Net                                                                          $   (49,246)   $    (6,413)   $   (26,451)
                                                                               -----------    -----------    -----------
                                                                               -----------    -----------    -----------

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

RECENTLY ISSUED ACCOUNTING STANDARDS
In 1992, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." SFAS No. 106 was accounted for as a change in accounting principle with the cumulative effect reported as a reduction to income.
     The Company adopted SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," at December 31, 1993, which requires the Company to carry its investment in fixed maturities and certain other securities at market value instead of amortized cost. As prescribed by SFAS No. 115, these investments are recorded at their market values with the resulting unrealized gains and losses, net of income tax, reported as a component of stockholders' equity reduced by a related adjustment to deferred policy acquisition costs. The market values of fixed maturities increase or decrease as interest rates fall or rise. Therefore, although the adoption of SFAS No. 115 does not affect the Company's operations, its reported stockholders' equity will fluctuate significantly as interest rates change.
     In 1994, the Company adopted SFAS No. 119 "Disclosure about Derivative Financial Instruments and Fair Values of Financial Instruments," which requires additional disclosures related to derivative financial instruments. Also, in 1994, the Company adopted new disclosure requirements required by Statement of Position 94-4 of the Accounting Standards Division of the American Institute of Certified Public Accountants concerning disclosures related to the Company's liability for unpaid claims. The adoption of these accounting standards had no effect on the Company's financial statements.

INVESTMENTS
For purposes of adopting SFAS No. 115 the Company has classified all of its investments in fixed maturities, equity securities, and short-term investments as "available for sale."
     Investments are reported on the following bases less allowances for uncollectible amounts on investments, if applicable:
- Fixed maturities (bonds, bank loan participations, and redeemable preferred stocks) -- at current market value.
- Equity securities (common and nonredeemable preferred stocks) -- at current market value.
- Mortgage loans on real estate -- at unpaid balances, adjusted for loan origination costs, net of fees, and amortization of premium or discount.
- Investment real estate -- at cost, less allowances for depreciation computed on the straight-line method. With respect to real estate acquired through foreclosure, cost is the lesser of the loan balance plus foreclosure costs or appraised value.
-  Policy loans -- at unpaid balances.
- Other long-term investments -- at a variety of methods similar to those listed above, as deemed appropriate for the specific investment.
- Short-term investments -- at cost, which approximates current market value. Substantially all short-term investments have maturities of three months or less at the time of acquisition and include approximately $9.7 million in bank deposits voluntarily restricted as to withdrawal.
     The Company's balance sheets at December 31, prepared on the basis of reporting investments at amortized cost rather than at market values, are as follows:

                                                   1994                1993
      Total investments                      $5,501,064          $4,693,824
      Deferred policy acquisition costs         400,724             312,034
      All other assets                          393,929             249,710
                                             ----------          ----------
                                             $6,295,717          $5,255,568
                                             ----------          ----------
                                             ----------          ----------
      Deferred income taxes                  $   43,806          $   48,116
      All other liabilities                   5,874,006           4,886,003
                                             ----------          ----------
                                              5,917,812           4,934,119
      Stockholders' equity                      377,905             321,449
                                             ----------          ----------
                                             $6,295,717          $5,255,568
                                             ----------          ----------
                                             ----------          ----------

     Realized gains and losses on sales of investments are recognized in net income using the specific identification basis.

DERIVATIVE FINANCIAL INSTRUMENTS
The Company does not use derivative financial instruments for trading purposes.
     Combinations of futures contracts and options on treasury notes are currently being used as hedges for asset/liability management of certain investments, primarily mortgage loans on real estate, and liabilities arising from interest-sensitive products such as guaranteed investment contracts and individual annuities. Realized investment gains and losses on such contracts are deferred and amortized over the life of the hedged asset. Net realized gains of $7.9 million were deferred in 1994. At December 31, 1994, open futures contracts with a notional amount of $137.5 million were in a $0.4 million net unrealized loss position.
     The Company uses interest rate swap contracts to convert certain investments from a variable to a fixed rate of interest. At December 31, 1994, related open interest rate swap contracts with a notional amount of $230.0 million were in an $8.9 million net unrealized loss position. At December 31, 1993, related open interest rate swap contracts with a notional amount of $245.0 million were in a $9.0 million net unrealized gain position. The Company also uses interest rate swap contracts to convert its Senior Notes and Monthly Income Preferred Securities from a fixed rate to a variable rate of interest. At December 31, 1994, related open interest rate swap contracts with a notional amount of $95.0 million were in a $4.8 million net unrealized loss position.

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

                                                        1994           1993
      Home Office building                           $35,320        $35,284
      Data processing equipment                       17,877         13,301
      Other, principally furniture and equipment      16,416         15,034
                                                     -------        -------
                                                      69,613         63,619
      Accumulated depreciation                        33,290         27,955
                                                     -------        -------
                                                     $36,323        $35,664
                                                     -------        -------
                                                     -------        -------

SEPARATE ACCOUNTS
The Company operates separate accounts, some in which the Company bears the investment risk and others in which the investment risk rests with the contractholder. The assets and liabilities related to separate accounts in which the Company does not bear the investment risk are valued at market and reported separately as assets and liabilities related to separate accounts in the accompanying consolidated financial statements.

REVENUES, BENEFITS, CLAIMS, AND EXPENSES
- Traditional Life and Health Insurance Products -- Traditional life insurance products consist principally of those products with fixed and guaranteed premiums and benefits and include whole life insurance policies, term life insurance policies, limited payment life insurance policies, and certain annuities with life contingencies. Life insurance and immediate annuity premiums are recognized as revenue when due. Health insurance premiums are recognized as revenue over the terms of the policies. Benefits and expenses are associated with earned premiums so that profits are recognized over the life of the contracts. This is accomplished by means of the provision for liabilities for future policy benefits and the amortization of deferred policy acquisition costs.
     Liabilities for future policy benefits on traditional life insurance products have been computed using a net level method including assumptions as to investment yields, mortality, persistency, and other assumptions based on the Company's experience, modified as necessary to reflect anticipated trends and to include provisions for possible adverse deviation. Reserve investment yield assumptions are graded and range from 2.5% to 7.0%. The liability for future policy benefits and claims on traditional life and health insurance products includes estimated unpaid claims that have been reported to the Company and claims incurred but not yet reported. Policy claims are charged to expense in the period that the claims are incurred.
     Activity in the liability for unpaid claims is summarized as follows:

                                         1994           1993           1992
      Balance beginning of year      $ 77,191       $ 68,203       $ 49,851
      Less reinsurance                  3,973          3,809          3,685
                                     --------       --------       --------
      Net balance beginning of year    73,218         64,394         46,166
                                     --------       --------       --------
      Incurred related to:
      Current year                    203,453        194,394        178,604
      Prior year                       (6,683)        (5,123)         5,753
                                     --------       --------       --------
      Total incurred                  196,770        189,271        184,357
                                     --------       --------       --------
      Paid related to:
      Current year                    148,548        141,361        127,859
      Prior year                       47,002         39,086         38,270
                                     --------       --------       --------
      Total paid                      195,550        180,447        166,129
                                     --------       --------       --------
      Net balance end of year          74,438         73,218         64,394
      Plus reinsurance                  5,024          3,973          3,809
                                     --------       --------       --------
      Balance end of year            $ 79,462       $ 77,191       $ 68,203
                                     --------       --------       --------
                                     --------       --------       --------

- Universal Life and Investment Products -- Universal life and investment products include universal life insurance, guaranteed investment contracts, deferred annuities, and annuities without life contingencies. Revenues for universal life and investment products consist of policy fees that have been assessed against policy account balances for the costs of insurance, policy administration, and surrenders. That is, universal life and investment product deposits are not considered revenues in accordance with generally accepted accounting principles. Benefit reserves for universal life and investment products represent policy account balances before applicable surrender charges plus certain deferred policy initiation fees that are recognized in income over the term of the policies. Policy benefits and claims that are charged to expense include benefit claims incurred in the period in excess of related policy account balances and interest credited to policy account balances. Interest credit rates for universal life and investment products ranged from 3.0% to 9.4% in 1994.
     At December 31, 1994, the Company estimates the market value of its guaranteed investment contracts to be $2,200 million using discounted cash flows. The surrender value of the Company's annuities which approximates market value was $1,221 million.
- Policy Acquisition Costs -- Commissions and other costs of acquiring traditional life and health insurance, universal life insurance, and investment products that vary with and are primarily related to the production of new business have been deferred. Traditional life and health insurance acquisition costs are being amortized over the premium-payment period of the related policies in proportion to the ratio of annual premium income to total anticipated premium income. Acquisition costs for universal life and investment products are amortized over the lives of the policies in relation to the present value of estimated gross profits from surrender charges and investment, mortality, and expense margins. Additionally, relating to SFAS No. 115, these costs have been adjusted by an amount equal to the amortization that would have been recorded if unrealized gains or losses on investments associated with the Company's universal life and investment products had been realized.
     At the time it adopted SFAS No. 97, "Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments," the Company made certain assumptions regarding the mortality, persistency, expenses, and interest rates it expected to experience in future periods. Under SFAS No. 97, these assumptions are to be best estimates and are to be periodically updated whenever actual experience and/or expectations for the future change from initial assumptions. Accordingly, the Company has substituted its actual experience to date for that previously assumed.
     The cost to acquire blocks of insurance representing the present value of future profits from such blocks of insurance is also included in deferred policy acquisition costs, discounted at interest rates averaging 15%. For acquisitions occurring after 1988, the Company amortizes the present value of future profits over the premium payment period, including accrued interest at 8%. The unamortized present value of future profits for such acquisitions was approximately $84.4 million and $39.4 million at December 31, 1994 and 1993, respectively. During 1994, $56.0 million of present value of future profits on acquisitions made during the year was capitalized, and $11.0 million was amortized.
     The unamortized present value of future profits for all acquisitions was $110.3 million at December 31, 1994 and $69.9 million at December 31, 1993.

PARTICIPATING POLICIES
Participating business comprises approximately 4% of the individual life insurance in force and 4% of the individual life insurance premium income. Policyholder dividends totaled $2.6 million in 1994, 1993, and 1992.

INCOME TAXES
The Company uses the asset and liability method of accounting for income taxes. Income tax provisions are generally based on income reported for financial statement purposes. Deferred federal income taxes arise from the recognition of temporary differences between income determined for financial reporting purposes and income tax purposes. Such temporary differences are principally related to the deferral of policy acquisition costs and the provision for future policy benefits and expenses.

INCOME PER SHARE OF COMMON STOCK
Per share data are based on the weighted average number of shares of Common Stock outstanding which was 13,696,468, 13,690,789, and 13,657,993, in 1994,
1993, and 1992, respectively.

RECLASSIFICATIONS
Certain reclassifications have been made in the previously reported financial statements and accompanying notes to make the prior year amounts comparable to those of the current year. Such reclassifications had no effect on previously reported net income, total assets, or stockholders' equity.

NOTE B. RECONCILIATION WITH STATUTORY
REPORTING PRACTICES
Financial statements prepared in conformity with generally accepted accounting principles (GAAP) differ in some respects from the statutory accounting practices prescribed or permitted by insurance regulatory authorities. The most significant differences are: (a) acquisition costs of obtaining new business are deferred and amortized over the approximate life of the policies rather than charged to operations as incurred; (b) benefit liabilities are computed using a net level method and are based on realistic estimates of expected mortality, interest, and withdrawals as adjusted to provide for possible unfavorable deviation from such assumptions; (c) deferred income taxes are provided for temporary differences between financial and taxable earnings; (d) the Asset Valuation Reserve and Interest Maintenance Reserve are restored to stockholders' equity; (e) furniture and equipment, agents' debit balances, and prepaid expenses are reported as assets rather than being charged directly to surplus (referred to as nonadmitted items); (f) certain items of interest income, principally accrual of mortgage and bond discounts are amortized differently; and (g) bonds are stated at market instead of amortized cost.
     The reconciliations of net income and stockholders' equity prepared in conformity with statutory reporting practices to that reported in the accompanying consolidated financial statements are as follows:

                                                   NET INCOME                              STOCKHOLDERS' EQUITY
                                       1994           1993           1992           1994           1993           1992
In conformity with statutory
reporting practices:
Protective Life Insurance Company    $ 54,812       $ 41,471       $ 25,138      $ 304,858      $ 263,075      $ 206,476
American Foundation
  Life Insurance Company                3,072          1,415          2,155         20,327         18,290         18,394
Capital Investors Life
  Insurance Company                       170            207                         1,125            824
Empire General Life
  Assurance Corporation                   690            408           (201)        21,270         10,588          5,178
National Deposit Life
  Insurance Company(1)                                                5,386
Protective Life Insurance
  Acquisition Corporation(2)                                             22
Protective Life Insurance
  Corporation of Alabama                   69             16                         2,133          2,064
Wisconsin National Life
  Insurance Company                    10,132          9,591                        57,268         50,885
Consolidation elimination                                 30            (74)      (100,123)       (80,651)       (21,572)
                                     --------       --------       --------     ----------      ---------      ---------
                                       68,945         53,138         32,426        306,858        265,075        208,476

Additions (deductions) by adjustment:
Deferred policy acquisition
  costs, net of amortization           41,686         25,392         32,928        434,444        299,584        275,212
Policy liabilities and accruals       (34,632)       (15,586)       (26,486)      (140,298)       (69,844)       (45,583)
Deferred income tax                     3,342          5,273          1,336         14,095        (69,269)       (54,727)
Asset Valuation Reserve                                                             24,925         43,398         25,341
Interest Maintenance Reserve           (1,716)        (1,432)           (93)         3,583         10,489          1,634
Nonadmitted items                                                                   21,445          7,742        (10,178)
Timing differences on
  mortgage loans on
  real estate and fixed
  maturity investments                   (961)         1,645          1,296          6,877          7,350        (11,608)
Net unrealized gains and losses
  on investments, net of
  income tax                                                                      (107,532)        39,284          3,156
Realized investment losses             (6,664)        (7,860)        (2,550)
Noninsurance affiliates                 5,877         (4,081)         2,990        149,750         87,693        100,435
Minority interest in
  consolidated subsidiaries            (1,796)           (19)           (90)                                      (1,311)
Consolidation elimination                                                         (436,053)      (262,408)      (209,159)
Other adjustments, net                 (3,680)            80           (337)        (7,721)         1,639           (288)
                                     --------       --------       --------     ----------      ---------      ---------
In conformity with generally
  accepted accounting
      principles                     $ 70,401       $ 56,550       $ 41,420      $ 270,373      $ 360,733      $ 281,400
                                     --------       --------       --------     ----------      ---------      ---------
                                     --------       --------       --------     ----------      ---------      ---------

(1) MERGED INTO PROTECTIVE LIFE IN SEPTEMBER 1992.
(2) FORMED TO FACILITATE PROTECTIVE LIFE'S ACQUISITION OF EMPLOYERS NATIONAL LIFE INSURANCE COMPANY.

NOTE C. INVESTMENT OPERATIONS
Major categories of net investment income for the years ended December 31 are summarized as follows:

                                       1994             1993            1992
Fixed maturities                   $242,510         $212,816        $172,919
Equity securities                     2,435            1,519             939
Mortgage loans on  real estate      141,751          130,262         108,128
Investment  real estate               2,000            2,166           1,893
Policy loans                          8,397            7,558           6,781
Other, principally
  short-term  investments            34,088           17,790           3,023
                                   --------         --------        --------
                                    431,181          372,111         293,683
Investment expenses                  13,356            9,981           9,614
                                   --------         --------        --------
                                   $417,825         $362,130        $284,069
                                   --------         --------        --------
                                   --------         --------        --------

     Realized investment gains (losses) for the years ended December 31 are summarized as follows:

                                             1994           1993          1992
Fixed maturities                          $(8,646)       $10,508      $  8,163
Equity securities                           7,735          2,230         3,688
Mortgage loans and  other investments       7,209         (7,684)      (11,865)
                                          -------        -------      --------
                                          $ 6,298        $ 5,054      $    (14)
                                          -------        -------      --------
                                          -------        -------      --------

     The Company has established an allowance for uncollectible amounts on investments. The allowance totaled $35.9 million at December 31, 1994 and 1993. Additions to the allowance are included in realized investment losses. Without such additions the Company had realized investment gains of $6.3 million, $13.8 million, and $9.7 million in 1994, 1993, and 1992, respectively.
     In 1994, gross gains on the sale of investments available for sale (fixed maturities, equity securities, and short-term investments) were $15.2 million, and gross losses were $16.4 million. In 1993, gross gains were $8.3 million, and gross losses were less than $0.4 million. In 1992, gross gains on the sale of fixed maturities were $12.8 million, and gross losses were $1.7 million.

     The amortized cost and estimated market values of the Company's investments classified as available for sale at December 31 are as follows:

                                                                      GROSS         GROSS       ESTIMATED
                                                   AMORTIZED       UNREALIZED    UNREALIZED      MARKET
1994                                                 COST             GAINS        LOSSES        VALUES
Fixed maturities:
  Bonds:
    Mortgage-backed securities                    $2,002,842         $7,538       $112,059     $1,898,321
    United States Government and authorities          90,468            290          8,877         81,881
    States, municipalities, and political
      subdivisions                                    10,902              5          1,230          9,677
    Public utilities                                 414,011          1,091         36,982        378,120
    Convertibles and bonds with warrants                 687              0            302            385
    All other corporate bonds                        927,779          3,437         56,788        874,428
 Bank loan participations                            244,881              0              0        244,881
 Redeemable preferred stocks                           6,800             37            884          5,953
                                                  ----------        -------       --------     ----------
                                                   3,698,370         12,398        217,122      3,493,646
Equity securities                                     45,958          3,994          4,947         45,005
Short-term investments                                59,541              0              0         59,541
                                                  ----------        -------       --------     ----------
                                                  $3,803,869        $16,392       $222,069     $3,598,192
                                                  ----------        -------       --------     ----------
                                                  ----------        -------       --------     ----------

                                                                      GROSS         GROSS       ESTIMATED
                                                   AMORTIZED       UNREALIZED    UNREALIZED      MARKET
1993                                                 COST             GAINS        LOSSES        VALUES
Fixed maturities:
  Bonds:
    Mortgage-backed securities                    $1,531,012        $31,532        $   957     $1,561,587
    United States Government and authorities          89,372          2,818              0         92,190
    States, municipalities, and political
        subdivisions                                  15,024            133              2         15,155
    Public utilities                                 339,613          4,262            252        343,623
    Convertibles and bonds with warrants               1,421              0            167          1,254
  All other corporate bonds                          822,505         28,799            688        850,616
 Bank loan participations                            151,278              0              0        151,278
 Redeemable preferred  stocks                         35,445            226             82         35,589
                                                  ----------        -------         ------     ----------
                                                   2,985,670         67,770          2,148      3,051,292
Equity securities                                     33,331          8,560          1,295         40,596
Short-term investments                                83,692              0              0         83,692
                                                  ----------        -------         ------     ----------
                                                  $3,102,693        $76,330         $3,443     $3,175,580
                                                  ----------        -------         ------     ----------
                                                  ----------        -------         ------     ----------

     The amortized cost and estimated market values of fixed maturities at December 31, by expected maturity, are shown below. Expected maturities are derived from rates of prepayment that may differ from actual rates of prepayment.

                                                                  ESTIMATED
                                                   AMORTIZED       MARKET
1994                                                 COST          VALUES
Due in one year or less                           $  577,146     $  540,223
Due after one year through five years              1,351,435      1,299,248
Due after five years through ten years               994,994        929,764
Due after ten years                                  774,795        724,411
                                                  ----------     ----------
                                                  $3,698,370     $3,493,646
                                                  ----------     ----------
                                                  ----------     ----------

                                                                  ESTIMATED
                                                   AMORTIZED       MARKET
1993                                                 COST          VALUES
Due in one year or less                           $  517,179     $  524,100
Due after one year through five years              1,118,089      1,142,613
Due after five years through ten years               777,058        797,093
Due after ten years                                  573,344        587,486
                                                  ----------     ----------
                                                  $2,985,670     $3,051,292
                                                  ----------     ----------
                                                  ----------     ----------

     The approximate percentage distribution of the Company's fixed maturity investments by quality rating at December 31 is as follows:


     RATING                                            1994           1993
AAA                                                     57.6%          52.5%
AA                                                       5.5            7.8
A                                                       12.5           15.1
BBB
  Bonds                                                 14.9           16.2
  Bank loan participations                               1.4            1.0
BB or less
  Bonds                                                  2.3            2.2
  Bank loan participations                               5.6            4.0
Redeemable preferred stocks                              0.2            1.2
                                                       -----          -----
                                                       100.0%         100.0%
                                                       -----          -----
                                                       -----          -----

     At December 31, 1994 and 1993, the Company had bonds which were rated less than investment grade of $82.5 million and $67.3 million, respectively, having an amortized cost of $89.4 million and $66.7 million, respectively. Additionally, the Company had bank loan participations which were rated less than investment grade of $195.1 million and $121.7 million, respectively, having an amortized cost of $195.1 million and $121.7 million, respectively.
     The change in unrealized gains (losses), net of income tax, on fixed maturity and equity securities for the years ended December 31 is summarized as follows:

                                    1994       1993       1992
Fixed maturities               $(175,725)    $1,198      $  76
Equity securities                 (5,342)     1,565       (825)

     At December 31, 1994, all of the Company's mortgage loans were commercial loans of which 79% were retail, 8% were warehouses, and 7% were office buildings. The Company specializes in making mortgage loans on either credit-oriented or credit-anchored commercial properties, most of which are strip shopping centers in smaller towns and cities. No single tenant's leased space represents more than 5% of mortgage loans. Approximately 84% of the mortgage loans are on properties located in the following states listed in decreasing order of significance: Alabama, South Carolina, Tennessee, Texas, Georgia, North Carolina, Florida, Mississippi, Virginia, California, Colorado, Louisiana, Illinois, Ohio, Kentucky, and Indiana.
     Many of the mortgage loans have call provisions after 5 to 7 years. Assuming the loans are called at their next call dates, approximately $107.9 million would become due in 1995, $478.0 million in 1996 to 1999, and $233.9 million in 2000 to 2004.
     At December 31, 1994, the average mortgage loan was $1.5 million, and the weighted average interest rate was 9.6%. The largest single mortgage loan was $11.9 million. While the Company's mortgage loans do not have quoted market values, at December 31, 1994 and 1993, the Company estimates the market value of its mortgage loans to be $1,535.3 million and $1,524.2 million, respectively, using discounted cash flows from the next call date.
     At December 31, 1994 and 1993, the Company's problem mortgage loans and foreclosed properties totaled $24.0 million and $27.1 million, respectively. The Company expects no significant loss of principal.
     Certain investments, principally real estate, with a carrying value of $6.7 million, were nonincome producing for the twelve months ended December 31, 1994.
     Mortgage loans to Fletcher Bright, Edens & Avant, Kenneth Karl, George Huber, and Stewart Scothorn totaling $99.4 million, $65.6 million, $37.4 million, $30.8 million, and $27.5 million, respectively, exceeded ten percent of stockholders' equity at December 31, 1994.
     Mortgage-backed securities consist primarily of sequential and planned amortization class (PAC) securities. Mortgage-backed securities issued by Independent National Mortgage Corporation, Chase Manhattan Finance, and Prudential Home Mortgage Securities totaling $54.9 million, $36.1 million, and $27.1 million, respectively, exceeded ten percent of stockholders' equity at December 31, 1994.
     The Company believes it is not practicable to determine the market value of its policy loans since there is no stated maturity, and policy loans are often repaid by reductions to policy benefits. Policy loan interest rates generally range from 4.5% to 8.0%. The market values of the Company's other long-term investments approximate cost.

NOTE D. FEDERAL INCOME TAXES
The Company's effective income tax rate varied from the maximum federal income tax rate as follows:

                                             1994           1993          1992
Statutory federal income tax rate
  applied to pretax income                   35.0%          35.0%         34.0%
Amortization of nondeductible goodwill                       0.1           1.1
 Dividends received  deduction and
  tax-exempt interest                        (0.4)          (0.5)         (1.3)
Low-income housing credit                    (0.7)
Tax benefits arising from prior
  acquisitions and other adjustments         (1.9)          (2.6)         (4.8)
                                             -----          -----         -----
                                             32.0%          32.0%         29.0%
                                             -----          -----         -----
                                             -----          -----         -----

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

                                             1994           1993          1992
Deferred policy
  acquisition costs                      $ 34,561       $  8,861       $ 7,164
Benefit and other
  policy liability
  changes                                 (52,288)       (10,416)       (9,005)
Temporary
  differences of
  investment income                        15,524                          336
Other items                                (1,139)        (3,718)          169
                                         --------       --------       -------
                                         $ (3,342)      $ (5,273)      $(1,336)
                                         --------       --------       -------
                                         --------       --------       -------

     The components of the Company's net deferred income tax liability as of December 31 were as follows:

                                                            1994          1993
Deferred income tax assets:
  Policy and policyholder liability reserves            $116,326       $25,123
  Unrealized loss on investments                          23,485
  Other                                                                  4,333
                                                        --------       -------
                                                         139,811        29,456
                                                        --------       -------
Deferred income tax liabilities:
  Deferred policy acquisition costs                      113,760        79,199
  Unrealized gain on investments                                        19,526
  Other                                                   11,956
                                                        --------       -------
                                                         125,716        98,725
                                                        --------       -------
 Net deferred income tax liability                      $(14,095)      $69,269
                                                        --------       -------
                                                        --------       -------

     Under pre-1984 life insurance company income tax laws, a portion of the Company's gain from operations which was not subject to current income taxation was accumulated for income tax purposes in a memorandum account designated as Policyholders' Surplus. The aggregate accumulation in this account at December 31, 1994 was approximately $50.7 million. Should the accumulation in the Policyholders' Surplus account of the life insurance subsidiaries exceed certain stated maximums, or should distributions including cash dividends be made to Protective Life Corporation in excess of approximately $248 million, such excess would be subject to federal income taxes at rates then effective. Deferred income taxes have not been provided on amounts designated as Policyholders' Surplus. The Company does not anticipate involuntarily paying income tax on amounts in the Policyholders' Surplus accounts.
     At December 31, 1994, the Company had no material unused income tax loss carryforwards.

NOTE E. DEBT AND PREFERRED SECURITIES
Short-term and long-term debt at December 31 are summarized as follows:

                                                            1994          1993
Short-term debt:
  Current portion of long-term debt                                   $  9,520
                                                                      --------
                                                                      $  9,520
                                                                      --------
                                                                      --------
Long-term debt less current portion:
  Notes payable to banks                                 $23,000      $137,500
  7.95% Senior Notes                                      75,000
  Other notes payable                                                       98
                                                         -------      --------
                                                         $98,000      $137,598
                                                         -------      --------
                                                         -------      --------

     Under a three-year revolving line of credit arrangement with several banks, the Company can borrow up to $60 million on an unsecured basis. No compensating balances are required to maintain the line of credit. At December 31, 1994, the Company had borrowed $23 million under this credit arrangement at an interest rate of 6.3%.
     The aforementioned revolving line of credit arrangement contains, among other provisions, requirements for maintaining certain financial ratios and restrictions on indebtedness incurred by the Company and its subsidiaries. Additionally, the Company, on a consolidated basis, cannot incur debt in excess of 50% of its total capital.
     The Company believes the market value of its bank borrowings approximates book value due to the debt being either short-term or variable rate.

     On July 1, 1994, the Company issued $75 million of 7.95% Senior Notes due July 1, 2004. The notes are not redeemable by the Company prior to maturity. Net proceeds of $74.4 million were used to repay bank borrowings. In related transactions, the Company has entered into interest rate swap agreements to swap $40 million of the notes from a fixed rate of interest to the floating, 30-day London Interbank Offered Rate (LIBOR) plus 34.5 basis points, approximately 6.3% at December 31, 1994.
     The Company believes the market value of its Senior Notes, including related interest rate swaps, was $75.8 million at December 31, 1994.
     Future maturities of the long-term debt are $23 million in 1997 and $75 million in 2004.
     Interest expense on debt totaled $7.8 million, $6.3 million, and $4.8 million in 1994, 1993, and 1992, respectively.
     On June 10, 1994, a special purpose finance subsidiary of the Company, PLC Capital L.L.C. (PLC Capital), issued $55 million of 9% Cumulative Monthly Income Preferred Securities, Series A (MIPS), guaranteed by the Company. Net proceeds of approximately $52.3 million were used to repay a term note and other bank borrowings. PLC Capital was formed solely to issue MIPS and other securities and lend the proceeds thereof to the Company in exchange for subordinated debentures of the Company. The Company has the right under the subordinated debentures to extend interest-payment periods up to 60 months, and, as a consequence, monthly dividends on the MIPS may be deferred (but will continue to accumulate, together with additional dividends on any accumulated but unpaid dividends at the dividend rate) by PLC Capital during any such extended interest payment period. The MIPS are redeemable by PLC Capital at any time on or after June 30, 1999. The MIPS and dividends thereon are reported in the accompanying financial statements as "minority interest in consolidated subsidiaries." In related transactions, the Company entered into interest rate swap agreements with two financial institutions which effectively converted the MIPS from a fixed dividend rate to the floating, 30-day LIBOR plus 60.5 basis points, approximately 6.6% at December 31, 1994.
     The MIPS had a market value of $54.7 million at December 31, 1994. Dividends, net of tax, on the MIPS were $1.8 million in 1994 before consideration of the interest rate swap agreements. On a swap-adjusted basis, dividends were $1.1 million.

NOTE F. ACQUISITIONS AND SALE OF SUBSIDIARY
In July 1993, the Company acquired Wisconsin National Life Insurance Company (Wisconsin National). Also in 1993, the Company acquired through reinsurance a block of universal life policies.
     In April 1994, the Company acquired through reinsurance a block of payroll deduction policies. In October 1994, the Company acquired through reinsurance a block of individual life insurance policies.
     These transactions have been accounted for as purchases, and the results of the transactions have been included in the accompanying financial statements since the effective dates of the agreements.
     The Company has agreed to acquire National Health Care Systems of Florida, Inc. The purchase price, which is to be paid in a combination of cash (19.9%) and Company Common Stock (80.1%), will be determined at closing and is estimated to be approximately $39.5 million. The acquisition is anticipated to close in the first quarter of 1995.
     Summarized below are the consolidated results of operations for 1993 and 1992, on an unaudited pro forma basis, as if the Wisconsin National acquisition had occurred as of January 1, 1992. The pro forma information is based on the Company's consolidated results of operations for 1993 and 1992 and on data provided by Wisconsin National, after giving effect to certain pro forma adjustments. The pro forma financial information does not purport to be indicative of results of operations that would have occurred had the transaction occurred on the basis assumed above nor are they indicative of results of the future operations of the combined enterprises.

                               1993                1992
                                    (UNAUDITED)
Total revenues             $791,396            $693,950
Net income                 $ 58,428            $ 45,613
Net income per share       $   3.34            $   4.27

     In August 1993, the Company sold its ownership interest in Southeast Health Plan, Inc.

NOTE G. COMMITMENTS AND CONTINGENT
LIABILITIES
The Company is contingently liable to obtain a $20 million letter of credit under indemnity agreements with its directors. Such agreements provide insurance protection in excess of the directors' and officers' liability insurance in force at the time up to $20 million. Should certain events occur constituting a change in control of the Company, the Company must obtain the letter of credit upon which directors may draw for defense or settlement of any claim relating to performance of their duties as directors. The Company has similar agreements with certain of its officers providing up to $10 million in indemnification which are not secured by the obligation to obtain a letter of credit.
     Under insurance guaranty fund laws, in most states, insurance companies doing business therein can be assessed up to prescribed limits for policyholder losses incurred by insolvent companies. The Company does not believe such assessments will be materially different from amounts already provided for in the financial statements. Most of these laws do provide, however, that an assessment may be excused or deferred if it would threaten an insurer's own financial strength.
     A number of civil jury verdicts have been returned against life and health insurers in the jurisdictions in which the Company does business involving the insurers' sales practices, alleged agent misconduct, failure to properly supervise agents, and other matters. Some of the lawsuits have resulted in the award of substantial judgments against the insurer, including material amounts of punitive damages. In some states, juries have substantial discretion in awarding punitive damages in these circumstances. The Company and its subsidiaries, like other life and health insurers, from time to time are involved in such litigation. To date, no such lawsuit has resulted in the award of any significant amount of damages against the Company. Among the litigation currently pending is a class action filed in the state of Alabama concerning the sale of credit insurance for which a proposed settlement agreement has been filed with the supervising court for approval. Although the outcome of any litigation cannot be predicted with certainty, the Company believes that such litigation will not have a material adverse effect on the financial position of the Company.

NOTE H. STOCKHOLDERS' EQUITY AND RESTRICTIONS
The Company has adopted a Share Purchase Rights Plan that provides rights to holders of the Company's Common Stock to receive Junior Participating Cumulative Preferred Stock under certain circumstances. The Company can redeem the rights at $.01 per right until ten business days following a public announcement that 20% or more of the Company's Common Stock has been acquired by one or more related investors. If, after the rights become exercisable, the Company becomes involved in a merger or certain other major corporate transactions, each right then outstanding (other than those held by the 20% holder) would entitle its holder to buy from the acquirer or the Company or its successor, Common Stock of the acquirer or the Company or its successor worth twice the exercise price.
     Stockholders have authorized 4,000,000 shares of Preferred Stock, $1.00 par value. Other terms, including preferences, voting, and conversion rights, may be established by the Board of Directors. In connection with the Share Purchase Rights Plan, 150,000 of these shares have been designated as Junior Participating Cumulative Preferred Stock, $1.00 par value, and were unissued at December 31, 1994. The remaining 3,850,000 shares of Preferred Stock, $1.00 par value, were also unissued at December 31, 1994.
     During 1990, the Company's Board of Directors approved the formation of an Employee Stock Ownership Plan (ESOP). In December 1990, 520,000 shares of the Company's Common Stock, which had been held by Protective Life and accounted for as treasury shares, were transferred to the ESOP in exchange for a $6.9 million note. The stock is used to match employee contributions to the Company's 401(k) Plan and to provide other employee benefits. The stock held by the ESOP that has not yet been used is the unallocated stock shown as a reduction to stockholders' equity. The ESOP shares are dividend-paying and therefore are considered outstanding for earnings per share calculations. Dividends on the shares are used to pay the ESOP's note to Protective Life. If certain events associated with a change in control of the Company occur, any unallocated shares held by the ESOP will become allocable to employee 401(k) accounts.
     The Company may from time to time transfer or buy in the open market additional shares of Common Stock to complete its 401(k) employer match obligation. Accordingly, in 1993, the Company transferred 103 shares of Common Stock to the ESOP and transferred another 68 shares during 1994.
     The Company has established deferred compensation plans for directors and officers. Compensation deferred is credited to the directors and officers in cash or Company stock equivalents or a combination thereof. The Company may from time to time issue or buy in the open market shares of Common Stock to fulfill its obligation under the plans. At December 31, 1994, the plans had 50,838 shares of Company stock equivalents credited to directors and officers.
     On November 7, 1994, the Company's Board of Directors authorized a program for the repurchase of up to 300,000 shares of Company Common Stock. No shares have been repurchased under the program.
     At December 31, 1994, approximately $196 million of consolidated stockholders' equity, excluding net unrealized losses on investments, represented net assets of the Company's insurance subsidiaries that cannot be transferred in the form of dividends, loans, or advances to the parent company. Generally, the net assets of the Company's insurance subsidiaries available for transfer to the parent company are limited to the amounts that the insurance subsidiaries' net assets, as determined in accordance with statutory accounting practices, exceed certain minimum amounts. However, payments of such amounts as dividends may be subject to approval by regulatory authorities.

NOTE I. RELATED PARTY MATTERS
Certain corporations with which the Company's directors were affiliated paid the Company premiums and policy fees for various types of group insurance. Such premiums and policy fees amounted to $21.1 million, $10.3 million, and $10.9 million in 1994, 1993, and 1992, respectively.

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


(DOLLARS IN THOUSANDS)                                       1994           1993           1992
TOTAL REVENUES
Acquisitions                                           $  170,659     $  123,855     $   93,634
Financial Institutions                                    108,406         97,511         64,376
Group                                                     148,313        143,423        129,778
Guaranteed Investment Contracts                           183,591        167,233        138,616
Individual Life                                           122,452        111,654         90,690
Investment Products                                        87,702         80,115         55,768
Corporate and Other                                        22,059         33,970         54,613
Unallocated Realized Investment Gains (Losses)              5,266          1,876         (1,449)
                                                       ----------     ----------     ----------
                                                       $  848,448     $  759,637     $  626,026
                                                       ----------     ----------     ----------
                                                       ----------     ----------     ----------
Acquisitions                                                 20.1%          16.3%          15.0%
Financial Institutions                                       12.8           12.9           10.2
Group                                                        17.5           18.9           20.7
Guaranteed Investment Contracts                              21.6           22.0           22.2
Individual Life                                              14.5           14.7           14.5
Investment Products                                          10.3           10.6            8.9
Corporate and Other                                           2.6            4.4            8.7
Unallocated Realized Investment Gains (Losses)                0.6            0.2           (0.2)
                                                       ----------     ----------     ----------
                                                            100.0%         100.0%         100.0%
                                                       ----------     ----------     ----------
                                                       ----------     ----------     ----------
INCOME BEFORE INCOME TAX
Acquisitions                                           $   39,176     $   29,845     $   20,031
Financial Institutions                                      9,581          8,196          5,411
Group                                                      11,085         10,394          7,731
Guaranteed Investment Contracts                            30,143         25,405         14,533
Individual Life                                            16,976         20,064         12,985
Investment Products                                        (1,602)         2,931          4,601
Corporate and Other*                                       (4,452)       (13,667)        (3,896)
Unallocated Realized Investment Gains (Losses)              5,266          1,876         (1,449)
                                                       ----------     ----------     ----------
                                                       $  106,173     $   85,044     $   59,947
                                                       ----------     ----------     ----------
                                                       ----------     ----------     ----------
Acquisitions                                                 36.9%          35.1%          33.4%
Financial Institutions                                        9.0            9.6            9.0
Group                                                        10.4           12.2           12.9
Guaranteed Investment Contracts                              28.4           29.9           24.2
Individual Life                                              16.0           23.6           21.7
Investment Products                                          (1.5)           3.5            7.7
Corporate and Other                                          (4.2)         (16.1)          (6.5)
Unallocated Realized Investment Gains (Losses)                5.0            2.2           (2.4)
                                                       ----------     ----------     ----------
                                                            100.0%         100.0%         100.0%
                                                       ----------     ----------     ----------
                                                       ----------     ----------     ----------
IDENTIFIABLE ASSETS
Acquisitions                                           $1,282,478     $1,145,357     $  599,022
Financial Institutions                                    215,878        192,486        146,713
Group                                                     215,997        208,968        161,744
Guaranteed Investment Contracts                         2,211,181      2,041,564      1,696,786
Individual Life                                           731,026        642,325        507,460
Investment Products                                     1,162,599        879,365        686,503
Corporate and Other                                       311,125        205,940        208,439
                                                       ----------     ----------     ----------
                                                       $6,130,284     $5,316,005     $4,006,667
                                                       ----------     ----------     ----------
                                                       ----------     ----------     ----------
Acquisitions                                                 20.9%          21.5%          15.0%
Financial Institutions                                        3.5            3.6            3.7
Group                                                         3.5            3.9            4.0
Guaranteed Investment Contracts                              36.1           38.4           42.3
Individual Life                                              11.9           12.1           12.7
Investment Products                                          19.0           16.6           17.1
Corporate and Other                                           5.1            3.9            5.2
                                                       ----------     ----------     ----------
                                                            100.0%         100.0%         100.0%
                                                       ----------     ----------     ----------
                                                       ----------     ----------     ----------

* INCOME BEFORE INCOME TAX FOR THE CORPORATE AND OTHER SEGMENT HAS NOT BEEN REDUCED BY PRETAX MINORITY INTEREST OF $2,764 IN 1994, $19 IN 1993, AND $90 IN 1992.

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


                                                                               1994             1993
Accumulated benefit obligation, including
  vested benefits of $11,992 in 1994 and $12,406 in 1993                     $ 12,348       $ 12,692
                                                                             --------       --------
Projected benefit obligation for service rendered to date                    $ 20,302       $ 20,480
Plan assets at fair value
  (group annuity contract with Protective Life)                                15,679         15,217
                                                                             --------       --------
Plan assets less than the  projected benefit obligation                       (4,623)        (5,263)
Unrecognized net loss from past experience different
  from that assumed                                                             2,400          2,244
Unrecognized prior service cost                                                   905          2,069
Unrecognized net transition asset                                               (101)          (118)
                                                                             --------       --------
Net pension liability recognized in balance sheet                            $(1,419)       $(1,068)
                                                                             --------       --------
                                                                             --------       --------

    Net pension cost includes the following components for the years ended December 31:

                                                                  1994           1993           1992
Service cost -  benefits earned  during the year                $1,433         $1,191        $   970
Interest cost on projected benefit obligation                    1,520          1,396          1,257
Actual return on plan assets                                    (1,333)        (1,270)        (1,172)
Net amortization and deferral                                      210            704            130
                                                                ------         ------         ------
Net pension cost                                                $1,830         $2,021         $1,185
                                                                ------         ------         ------
                                                                ------         ------         ------

     Assumptions used to determine the benefit obligations as of December 31 were as follows:

                                                                  1994           1993           1992
Weighted average discount rate                                    8.0%           7.5%           8.0%
Rates of increase in compensation level                           6.0%           5.5%           6.0%
Expected long-term rate of return on assets                       8.5%           8.5%           8.5%

     Assets of the pension plan are included in the general assets of Protective Life. Upon retirement, the amount of pension plan assets vested in the retiree are used to purchase a single premium annuity from Protective Life in the retiree's name. Therefore, amounts presented above as plan assets exclude assets relating to retirees.
     The Company also sponsors an unfunded Excess Benefits Plan, which is a nonqualified plan that provides defined pension benefits in excess of limits imposed by federal tax law. At December 31, 1994, the projected benefit obligation of this plan totaled $4.7 million.
     In addition to pension benefits, the Company provides limited healthcare benefits to eligible retired employees until age 65. At January 1, 1992, the Company recognized a $1.6 million accumulated postretirement benefit obligation, of which $0.9 million relates to current retirees, and $0.7 million relates to active employees. The $1.6 million (representing the Company's entire liability for such benefits), net of $0.5 million tax, was accounted for as a cumulative effect of a change in accounting principle and shown as a reduction to income. The postretirement benefit is provided by an unfunded plan. At December 31, 1994, the liability for such benefits totaled $1.6 million. The expense recorded by the Company was $0.2 million in 1994, 1993, and 1992. The Company's obligation is not materially affected by a 1% change in the healthcare cost trend assumptions used in the calculation of the obligation.
     Life insurance benefits for retirees are provided through the purchase of life insurance policies upon retirement equal to the employees' annual compensation. This plan is partially funded at a maximum of $50,000 face amount of insurance.
     In 1990, the Company established an Employee Stock Ownership Plan (ESOP) to match employee contributions to the Company's existing 401(k) Plan. In 1994, a stock bonus was added to the 401(k) Plan for employees who are not otherwise under a bonus plan. Expense related to the ESOP consists of the cost of the shares allocated to participating employees plus the interest expense on the ESOP's note payable to the Company less dividends on shares held by the ESOP. All shares held by the ESOP are treated as outstanding for purposes of computing the Company's earnings per share. At December 31, 1994, the

Company had committed 33,250 shares to be released to fund employee benefits. The expense recorded by the Company for these employee benefits was $0.6 million, $0.3 million, and $0.4 million in 1994, 1993, and 1992, respectively.

NOTE L. REINSURANCE
The Company assumes risks from and reinsures certain parts of its risks with other insurers under yearly renewable term, coinsurance, and modified coinsurance agreements. Yearly renewable term and coinsurance agreements are accounted for by passing a portion of the risk to the reinsurer. Generally, the reinsurer receives a proportionate part of the premiums less commissions and is liable for a corresponding part of all benefit payments. Modified coinsurance is accounted for similarly to coinsurance except that the liability for future policy benefits is held by the original company, and settlements are made on a net basis between the companies. While the amount retained on an individual life will vary based upon age and mortality prospects of the risk, the Company will not carry more than $500,000 individual life insurance on a single risk.
     The Company has reinsured approximately $8.6 billion, $7.5 billion, and $7.0 billion in face amount of life insurance risks with other insurers representing $46.0 million, $37.9 million, and $34.8 million of premium income for 1994, 1993, and 1992, respectively. The Company has also reinsured accident and health risks representing $126.5 million, $88.9 million, and $74.6 million of premium income for 1994, 1993, and 1992, respectively. In 1994 and 1993, policy and claim reserves relating to insurance ceded of $120.0 million and $97.8 million, respectively, are included in reinsurance receivables. Should any of the reinsurers be unable to meet its obligation at the time of the claim, obligation to pay such claim would remain with the Company. At December 31, 1994 and 1993, the Company had paid $5.4 million and $4.8 million, respectively, of ceded benefits which are recoverable from reinsurers.

NOTE M.  ESTIMATED MARKET VALUES OF FINANCIAL INSTRUMENTS
The carrying amounts and estimated market values of the Company's financial instruments at December 31 are as follows:

                                                  1994                           1993
                                                        ESTIMATED                     ESTIMATED
                                         CARRYING        MARKET        CARRYING        MARKET
                                         AMOUNTS         VALUES        AMOUNTS         VALUES
Assets (see Notes A and C):
Investments:
  Fixed maturities                      $3,493,646     $3,493,646     $3,051,292     $3,051,292
  Equity securities                         45,005         45,005         40,596         40,596
  Mortgage loans on real estate          1,487,795      1,535,300      1,407,744      1,524,200
  Short-term investments                    59,541         59,541         83,692         83,692
Cash                                         4,468          4,468         27,119         27,119
Liabilities (see Notes A and E):
Debt:
  Notes payable to banks                    23,000         23,000        147,000        147,000
  Senior Notes                              75,000         75,000
Monthly Income
    Preferred Securities                    55,000         54,700
Other (see Note A):
Futures contracts                                            (416)
Interest rate swaps                                       (13,715)                        9,038


NOTE N. CONSOLIDATED QUARTERLY RESULTS --
UNAUDITED
Protective Life Corporation's unaudited consolidated quarterly operating data for the years ended December 31, 1994 and 1993 are presented below. In the opinion of management, all adjustments (consisting of normal recurring accruals) necessary for a fair presentation of quarterly results have been reflected in the data which follow. It is also management's opinion, however, that quarterly operating data for insurance enterprises are not indicative of results to be achieved in succeeding quarters or years. In order to obtain a more accurate indication of performance, there should be a review of operating results, changes in stockholders' equity, and cash flows for a period of several years. Fluctuation in short-term performance may be due to the long-term nature of the insurance business, seasonal patterns in premium production and policy claims, as well as to the varying yields obtained on invested assets. The data below should be read in conjunction with the "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere herein.

                                                FIRST        SECOND          THIRD         FOURTH
1994                                           QUARTER       QUARTER        QUARTER        QUARTER
Premiums and policy fees                    $    89,437    $    98,049    $   101,876    $   113,410
Net investment income                           100,248         98,637        105,762        113,178
Realized investment gains (losses)                2,297           (564)         3,122          1,443
Other income                                      3,562          7,647          2,185          8,159
                                            -----------    -----------    -----------    -----------
Total revenues                                  195,544        203,769        212,945        236,190
Benefits and expenses                           171,165        179,316        184,311        207,483
                                            -----------    -----------    -----------    -----------
Income before income tax                         24,379         24,453         28,634         28,707
Income tax expense                                7,801          7,825          9,163          9,187
Minority interest                                                  188            804            804
                                            -----------    -----------    -----------    -----------
Net income                                      $16,578        $16,440        $18,667        $18,716
                                            -----------    -----------    -----------    -----------
                                            -----------    -----------    -----------    -----------
Net income per share                              $1.21          $1.20          $1.36          $1.37
                                            -----------    -----------    -----------    -----------
                                            -----------    -----------    -----------    -----------
Average shares outstanding                   13,694,896     13,699,631     13,701,083     13,712,792
                                            -----------    -----------    -----------    -----------
                                            -----------    -----------    -----------    -----------


                                                FIRST        SECOND          THIRD         FOURTH
1993                                           QUARTER       QUARTER        QUARTER        QUARTER
Premiums and policy fees                    $    85,848    $    93,340    $    94,421    $    97,149
Net investment income                            81,196         85,180         95,697        100,057
Realized investment gains (losses)                  125            677            (39)         4,291
Other income                                      4,930          5,392          6,607          4,766
                                            -----------    -----------    -----------    -----------
Total revenues                                  172,099        184,589        196,686        206,263
Benefits and expenses                           154,804        164,484        176,654        178,651
                                            -----------    -----------    -----------    -----------
Income before income tax                         17,295         20,105         20,032         27,612
Income tax expense                                5,361          6,607          7,671          8,836
Minority interest                                    15              4
                                            -----------    -----------    -----------    -----------
Net income                                      $11,919        $13,494        $12,361        $18,776
                                            -----------    -----------    -----------    -----------
                                            -----------    -----------    -----------    -----------
Net income per share                               $.87           $.99           $.90          $1.37
                                            -----------    -----------    -----------    -----------
                                            -----------    -----------    -----------    -----------
Average shares outstanding                   13,689,861     13,689,901     13,690,119     13,693,244
                                            -----------    -----------    -----------    -----------
                                            -----------    -----------    -----------    -----------

REPORT OF INDEPENDENT ACCOUNTANTS

To the Directors and Stockholders of
Protective Life Corporation
Birmingham, Alabama

We have audited the accompanying consolidated balance sheets of Protective Life Corporation and subsidiaries as of December 31, 1994 and 1993, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Protective Life Corporation and subsidiaries as of December 31, 1994 and 1993, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.
     As discussed in Note A to the Consolidated Financial Statements, the Company changed its method of accounting for certain investments in debt and equity securities in 1993. Also as discussed in Note K, the Company changed its method of accounting for postretirement benefits other than pensions in 1992.



/s/Coopers & Lybrand L.L.P.
BIRMINGHAM, ALABAMA
FEBRUARY 13, 1995