Form 10-K, Exhibit 13
period 1995-12-31
PROTECTIVE LIFE CORP
filed 1996-03-26
CIK 355429

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

PREMIUMS AND POLICY FEES

    The following table sets forth for the periods shown the amount of premiums and policy fees and the percentage change from the prior period:

                            PREMIUMS AND POLICY FEES

       YEAR ENDED              AMOUNT       PERCENTAGE INCREASE
       DECEMBER 31         (IN THOUSANDS)       (DECREASE)
-------------------------  --------------   -------------------
  1993...................     $370,758             14.7%
  1994...................      402,772              8.6
  1995...................      369,888             (8.2)

    Premiums and policy fees increased $32.0 million or 8.6% in 1994 over 1993. The 1993 acquisition of Wisconsin National Life Insurance Company (Wisconsin National) and the reinsurance of a block of universal life policies represented $10.5 million of the increase in premiums and policy fees in 1994. The reinsurance of a block of payroll deduction policies, effective April 1, 1994, resulted in a $7.9 million increase. On October 3, 1994, the Company acquired through coinsurance a block of policies from Reliance Standard Life Insurance Company (Reliance Standard), which added $12.5 million of premiums in 1994. Decreases in older acquired blocks of policies represented a $3.1 million decrease in premiums and policy fees. Increases in premiums and policy fees from the Financial Institutions, Group, and Individual Life Divisions represent increases of $10.7 million, $5.1 million, and $7.6 million, respectively. The 1993 sale of the Company's 80% ownership interest in Southeast Health Plan of Alabama, Inc. (SEHP) decreased 1994 premiums and policy fees by $19.3 million.

    Premiums and policy fees decreased $32.9 million or 8.2% in 1995 over 1994. Premiums and policy fees from the Financial Institutions Division decreased $74.2 million. This resulted from a reinsurance arrangement begun in the 1995 first quarter whereby all of the Division's new credit insurance sales are being ceded to a reinsurer. Increases in premiums and policy fees from the Group and Individual Life Divisions represent increases of $11.4 million and $14.1 million, respectively. Policy fees related to the Company's annuity products increased $2.9 million in 1995. The 1994 assumptions of two blocks of policies resulted in a $11.1 million increase in premiums and policy fees in 1995. On June 15, 1995, the Company coinsured a block of policies which resulted in an $8.3 million increase in premiums and policy fees. Decreases in older acquired blocks of policies represented a $7.2 million decrease in premiums and policy fees.

NET INVESTMENT INCOME

    The following table sets forth for the periods shown the amount of net investment income, the percentage change from the prior period, and the percentage earned on average cash and investments:

                             NET INVESTMENT INCOME

                                                           PERCENTAGE
                                                            EARNED ON
       YEAR ENDED              AMOUNT       PERCENTAGE    AVERAGE CASH
       DECEMBER 31         (IN THOUSANDS)    INCREASE    AND INVESTMENTS
-------------------------  --------------   ----------   ---------------
  1993...................     $362,130        27.5%           8.7%
  1994...................      417,825        15.4            8.3
  1995...................      475,924        13.9            8.2

    Net investment income in 1994 was $55.7 million or 15.4% higher, and in 1995 was $58.1 million or 13.9% higher than the preceding year, primarily due to increases in the average amount of invested assets. Invested assets have increased primarily due to receiving annuity and guaranteed investment contract
(GIC) deposits and to acquisitions. (Annuity and GIC deposits received are not considered revenues in accordance with generally accepted accounting principles.) The Wisconsin National and other acquisitions represented $23.9 million of the increase in net investment income in 1994. The assumption of two blocks of policies in 1994 and one block of policies in the second quarter of 1995 resulted in an increase in net investment income of $8.9 million in 1995.

    The percentage earned on average cash and investments decreased in 1994 to 8.3% primarily due to ending, on account of rising interest rates, the strategy of funding investments ahead of receiving deposits, and an increase in the amount of investments with short durations in order to bring the durations of assets and liabilities into balance. The percentage earned on average cash and investments in 1995 was 8.2%.

REALIZED INVESTMENT GAINS (LOSSES)

    The Company generally purchases its investments with the intent to hold to maturity by purchasing investments that match future cash flow needs. However, the Company may sell any of its investments to maintain proper matching of assets and liabilities. Accordingly, the Company has classified its fixed maturities and certain other securities as "available for sale."

    The sales of investments that have occurred generally result from portfolio management decisions to maintain proper matching of assets and liabilities. The following table sets forth realized investment gains for the periods shown:

                       REALIZED INVESTMENT GAINS (LOSSES)

       YEAR ENDED              AMOUNT
       DECEMBER 31         (IN THOUSANDS)
-------------------------  --------------
  1993...................      $5,054
  1994...................       6,298
  1995...................       1,612

    The Company maintains an allowance for uncollectible amounts on investments. The allowance totaled $35.9 million at December 31, 1994, and $33.4 million at December 31, 1995. In 1994 realized investment gains of $14.9 million were partially offset by realized investment losses of $8.6 million. Realized investment gains in 1995 of $21.6 million were largely offset by realized investment losses of $20.0 million. Realized investment losses in 1995 were reduced by a $2.5 million reduction to the allowance for uncollectible amounts on investments.

OTHER INCOME

    The following table sets forth other income for the periods shown:

       YEAR ENDED              AMOUNT
       DECEMBER 31         (IN THOUSANDS)
-------------------------  --------------
  1993...................     $21,695
  1994...................      21,553
  1995...................      32,663

    Other income consists primarily of revenues of the Company's broker-dealer subsidiary, revenues of the Company's insurance marketing organizations and other noninsurance subsidiaries, and fees from administrative-services-only types of group accident and health insurance contracts. The sale of SEHP reduced other income in 1994 approximately $5.0 million, which was partially offset by a $4.2 million final payment relating to the sale of SEHP. During 1994 the Company also received approximately $8.2 million in settlement of litigation in which the Company was a plaintiff relating to an acquisition made in 1974. Other income was reduced in 1994 by losses of approximately $3.0 million relating to the Company's joint venture with the Lippo Group in Hong Kong, which is accounted for using the equity method. On March 20, 1995, the Company completed its acquisition of National Health Care Systems of Florida, Inc. (NHCS), based in Jacksonville, Florida. NHCS operates prepaid dental plans (also referred to as dental health maintenance organizations or dental capitation plans). NHCS, known as "DentiCare," had approximately 308,000 members as of December 31, 1995, located primarily in Florida, Tennessee, Georgia, and Alabama. The acquisition resulted in a $20.9 million increase in other income in 1995. Other income from all other sources decreased $4.6 million in 1994 and decreased $0.8 million in 1995. The 1994 decrease primarily related to a decrease in revenues of the Company's broker-dealer subsidiary.

INCOME BEFORE INCOME TAX

    The following table sets forth income or loss before income tax by business segment for the periods shown:

                        INCOME (LOSS) BEFORE INCOME TAX

                                                                                    YEAR ENDED DECEMBER 31
                                                                             ------------------------------------
BUSINESS SEGMENT                                                                1993        1994         1995
---------------------------------------------------------------------------  ----------  -----------  -----------
                                                                                        (IN THOUSANDS)
Acquisitions...............................................................  $   29,845  $    39,176  $    51,393
Financial Institutions.....................................................       8,196        9,581        9,197
Group......................................................................      10,394       11,085       12,379
Guaranteed Investment Contracts............................................      25,405       30,143       30,255
Individual Life............................................................      20,064       16,976       15,968
Investment Products........................................................       2,931       (1,602)      11,392
Corporate and Other*.......................................................     (13,667)      (4,452)     (10,133)
Unallocated Realized Investment Gains (Losses).............................       1,876        5,266          583
                                                                             ----------  -----------  -----------
                                                                             $   85,044  $   106,173  $   121,034
                                                                             ----------  -----------  -----------
                                                                             ----------  -----------  -----------

------------------------
*Income before income tax for the Corporate and Other segment has not been reduced by pretax minority interest of $19 in 1993, $2,764 in 1994, and $4,950 in 1995.

    Earnings from the Acquisitions Division are normally expected to decline over time (due to the lapsing of policies resulting from deaths of insureds or terminations of coverage) unless new acquisitions are made. In the ordinary course of business, the Acquisitions Division regularly considers acquisitions of smaller insurance companies or blocks of policies. 1994 pretax earnings from the Acquisitions Division of $39.2 million were $9.3 million higher than 1993. The two acquisitions completed in 1993 added $9.2 million to the Division's 1994 earnings. Expenses associated with a block of policies acquired in the 1994 fourth quarter reduced earnings $1.3 million. The remaining increase was due to improved claims experience in the Division's other blocks of acquired policies. 1995 pretax earnings from the Acquisitions Division increased $12.2 million to $51.4 million. The two blocks of policies coinsured during 1994 and the block of policies coinsured during the second quarter of 1995 represent $11.7 million of the increase.

    The Financial Institutions Division's 1994 pretax earnings of $9.6 million were $1.4 million higher than 1993 primarily due to premium growth and improved claims ratios. The Division's 1995 pretax earnings were $0.4 million lower than 1994. The Division has entered into a reinsurance arrangement whereby all of the Division's new credit insurance sales are being ceded to a reinsurer. In the 1995 second quarter the Division also ceded a block of older policies. Though the Division's reported earnings were reduced by approximately $2.0 million, these reinsurance transactions are expected to improve the Division's return on investment.

    Group 1994 pretax earnings of $11.1 million were $0.7 million higher than 1993. Higher traditional group life and health earnings were complemented by higher earnings from the Division's cancer and dental products. The Division's 1994 results include approximately $3.0 million of expenses to establish a special marketing unit to sell dental plans through mail and telephone solicitations. Group 1995 pretax earnings of $12.4 million were $1.3 million higher than 1994. Total dental earnings were $4.6 million, up $4.5 million. NHCS (DentiCare) represented $1.9 million of the increase. Lower traditional group life and health earnings largely offset higher dental earnings.

    The Guaranteed Investment Contracts (GIC) Division had pretax operating earnings of $27.1 million in 1994 and $34.2 million in 1995. Operating earnings in 1995 were benefited by lower expenses and a favorable interest rate environment. This increase was also partially due to the growth in GIC deposits placed with the Company. At December 31, 1995, GIC deposits totaled $2.5 billion compared to $2.3 billion one year earlier. Realized investment gains associated with this Division in 1994 were $3.0 million as compared to realized investment losses of $3.9 million in 1995. As a result, total pretax earnings were $30.1 million in 1994 and $30.3 million in 1995. The rate of growth in GIC deposits has decreased as the amount of maturing contracts has increased.

    The Individual Life Division had 1994 pretax earnings of $17.0 million, $3.1 million lower than 1993. Mortality experience, while still favorable, was approximately $2.5 million less favorable than 1993. The Division also spent approximately $3.0 million during 1994 to develop new ventures. Individual Life 1995 pretax earnings of $16.0 million were $1.0 million lower than 1994. At December 31, 1994, the Company reduced statutory policy liabilities for certain term-like products to be more consistent with current regulation and industry practice. This reduced investment income allocated to the Division in 1995 by approximately $2.6 million when compared to 1994. Additionally, expenses to develop a new variable universal life product were $1.3 million in 1995. Also reflected in the Division's operating results for 1995 is a $1.3 million loss related to the Company's broker-dealer (previously reported within the Investment Products Division). These decreases were partially offset by increased earnings from favorable mortality experience and a growing amount of business in force.

    The Investment Products Division reported a pretax operating loss of $0.8 million for 1994. These results are after approximately $2.0 million of additional amortization of deferred policy acquisition costs related to the compression of interest spreads during 1994 caused by rising interest rates on the Division's fixed annuities, and expenses of approximately $4.5 million related to the development and introduction of the Division's variable annuity. The Investment Products Division's 1995 pretax operating earnings of $8.0 million were $8.8 million higher than 1994. During 1994 the Division completed the amortization of the deferred policy acquisition costs related to its book value annuities. Accordingly, 1995 operating earnings were $7.2 million higher due to lower amortization. The Division also benefited from a favorable interest rate environment. Realized investment losses, net of related amortization of deferred policy acquisition costs, were $0.8 million in 1994 as compared with realized investment gains, net of amortization, of $3.4 million in 1995. As a result, total pretax earnings were a loss of $1.6 million in 1994 and a gain of $11.4 million in 1995. Fixed annuity deposits totaled $996 million, and variable annuity deposits totaled $392 million at December 31, 1995. Variable annuity deposits of $322 million are reported in the accompanying financial statements as "liabilities related to separate accounts."

    The Corporate and Other segment consists of several small insurance lines of business, net investment income and other operating expenses not identified with the preceding operating divisions (including interest on substantially all debt), and the operations of several small subsidiaries. 1994 pretax losses of this segment were $4.5 million. The segment's 1994 results include a $4.2 million final payment relating to the sale of SEHP and approximately $8.2 million received in settlement of litigation relating to an acquisition made in 1974. Increases in expenses of $3.0 million were offset by a decrease in interest expense of $2.8 million representing the dividends on the Company's Monthly Income Preferred Securities (MIPS) (the proceeds of which were used to repay debt), which are reported as "minority interest in net income of consolidated subsidiaries" rather than expenses of the Corporate and Other segment. The segment also includes a loss of approximately $3.0 million in 1994 relating to the Company's Hong Kong joint venture. 1995 pretax losses of this segment were $10.1 million. The segment's 1995 results reflect $2.2 million of additional MIPS dividends reported as minority interest. The Company's Hong Kong joint venture reported a loss of approximately $2.1 million in 1995.

INCOME TAX EXPENSE

    The following table sets forth the effective income tax rates for the periods shown:

                               INCOME TAX EXPENSE

                           YEAR ENDED                              EFFECTIVE INCOME
                          DECEMBER 31                                  TAX RATES
----------------------------------------------------------------  -------------------
  1993..........................................................             32%
  1994..........................................................             32
  1995..........................................................             34

    In August 1993 the corporate income tax rate was increased from 34% to 35% which resulted in a one-time increase to income tax expense due to a recalculation of the Company's deferred income tax liability. The effective income tax rate for 1993, excluding the one-time increase, and for 1994, was 32%. The estimated income tax rate for 1995 was increased from 33% to 34% during the 1995 third quarter. Management's current estimate of the effective tax rate for 1996 is 34%.

NET INCOME

    The following table sets forth net income and net income per share for the periods shown (all references to prior period per share amounts have been restated to reflect a two-for-one stock split on June 1, 1995):

                                   NET INCOME

            YEAR ENDED                   AMOUNT                   PERCENTAGE
            DECEMBER 31              (IN THOUSANDS)   PER SHARE    INCREASE
-----------------------------------  --------------   ---------   ----------
  1993.............................     $56,550         $2.07       36.3%
  1994.............................      70,401          2.57       24.4
  1995.............................      76,665          2.68        4.3

    Net income per share in 1994 was 24.4% higher than 1993, reflecting improved earnings in the Acquisitions, Financial Institutions, Group, and GIC Divisions and Corporate and Other segment, and higher realized investment gains partially offset by lower earnings in the Individual Life and Investment Products Divisions. Net income per share in 1995 increased 4.3%, reflecting improved operating earnings in the Acquisitions, Group, Guaranteed Investment Contracts, and Investment Products Divisions, which were partially offset by lower realized investment gains and lower earnings in the Financial Institutions and Individual Life Divisions, and the Corporate and Other segment.

KNOWN TRENDS AND UNCERTAINTIES

    The operating results of companies in the insurance industry have historically been subject to significant fluctuations due to competition, economic conditions, interest rates, investment performance, maintenance of insurance ratings, and other factors. Certain known trends and uncertainties which may affect future results of the Company are discussed more fully below.

    COMPETITION. The Company operates in a highly competitive industry. In connection with the development and sale of its products, the Company encounters significant competition from other insurance companies, many of which have financial resources or ratings greater than those of the Company. Certain of the Company's products compete against other investment alternatives, including bonds, stocks, and mutual funds.

    The insurance industry is a mature industry. In recent years, the industry has experienced virtually no growth in life insurance sales, though the aging population has increased the demand for retirement savings products. Management believes that the Company's ability to compete is dependent upon, among other things, its ability to attract and retain agents to market its insurance products, its ability to develop competitive and profitable products, and its maintenance of a high rating from rating agencies.

    Bank products provide competitive alternatives to the Company's GICs and annuities. Banks may also compete by selling annuity products provided by other insurance companies. In addition, in the future banks and other financial institutions may be granted approval to underwrite and sell annuities or other insurance products that compete directly with the Company. Likewise, nontraditional sources of healthcare coverages, such as health maintenance organizations and preferred provider organizations, provide competitive alternatives to the Company's traditional group health products.

    The Company competes against other insurance companies and financial institutions in the origination of commercial mortgage loans.

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

    Rating organizations assign ratings based upon several factors. While most of the considered factors relate to the rated company, some of the factors relate to general economic conditions and circumstances outside the rated company's control. Therefore, ratings downgrades may result for reasons other than a deterioration in a rated company's financial condition or competitive position.

    POLICY CLAIMS FLUCTUATIONS. The Company's results may fluctuate from year to year on account of fluctuations in policy claims received by the Company during the year. Due to the long-term nature of the insurance business, there should be a review of operating results for a period of several years in order to obtain a more accurate indication of performance.

    INTEREST RATE FLUCTUATIONS. Rising interest rates could cause market values to fall below amortized cost for many of the Company's fixed maturity investments. Therefore, realized investment losses might be incurred upon sales of investments to maintain proper matching of assets and liabilities. Rising interest rates could also cause disintermediation of GIC and annuity deposits and individual life policy cash values. In addition, the Company may be unable to fully enforce the call provisions of its mortgage loans. The difference between the interest rate earned on investments and the interest rate credited to interest-sensitive products may also be adversely affected by rising interest rates.

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

    INVESTMENT RISKS. The Company invests its assets giving consideration to such factors as liquidity needs, investment quality, investment return, matching of assets and liabilities, and the composition of the investment portfolio by asset type and credit exposure. However, the Company's actual investment results may be adversely affected by interest rate fluctuations, financial market and general economic conditions, and other external factors.

    CONTINUING SUCCESS OF ACQUISITION STRATEGY. The Company has actively pursued a strategy of acquiring blocks of insurance policies. This acquisition strategy has increased the Company's earnings in part by allowing the Company to position itself to realize certain operating efficiencies associated with economies of scale. There can be no assurance, however, that suitable acquisitions, presenting opportunities for continued growth and operating efficiencies, will continue to be available to the Company, or that the Company will realize the anticipated financial results from its acquisitions.

    REGULATION AND TAXATION. The Company's insurance subsidiaries are subject to government regulation in each of the states in which they conduct business. Such regulation is vested in state agencies having broad administrative power dealing with all aspects of the insurance business, including premium rates, policy forms, and capital adequacy, and is concerned primarily with the protection of policyholders rather than stockholders. The Company cannot predict the form of any future regulatory initiatives.

    The design and administration of the Company's insurance products, the conduct of the Company's agents, and the content of advertising and other sales materials are also regulated by these agencies. Recently, some regulatory agencies have enhanced their enforcement efforts resulting in disciplinary actions being taken against insurers, including the assessment of fines.

    Under insurance guaranty fund laws in most states, insurance companies doing business in a participating state can be assessed up to prescribed limits for policyholder losses incurred by insolvent or failed insurance companies. Although the Company cannot predict the amount of any future assessments, most insurance guaranty fund laws currently provide that an assessment may be excused or deferred if it would threaten an insurer's financial strength.

    Under the Internal Revenue Code of 1986, as amended (the Code), income tax payable by policyholders on investment earnings is deferred during the accumulation period of certain life insurance and annuity products. This favorable tax treatment may give certain of the Company's products a competitive advantage over other retirement savings products that do not offer this benefit. To the extent that the Code is revised to reduce the tax-deferred status of life insurance and annuity products, or to increase the tax-deferred status of competing products, the Company's competitive position may be adversely affected.

    The President and Congress have from time to time advocated changes to the current healthcare delivery system which will address both affordability and availability issues. The ultimate scope and effective date of any healthcare reform proposals are unknown at this time. It is anticipated that any such proposals may adversely affect certain products in the Company's group health insurance business. In addition to the federal initiatives, a number of states are considering legislative programs that are intended to affect the accessibility and affordability of health care. Some states have already enacted healthcare reform legislation. These various state programs (which could be preempted by any federal program) may also adversely affect the Company's group health insurance business. However, in light of the small relative proportion of the Company's earnings attributable to group health insurance, management does not expect that either the federal or state proposals will have a material adverse effect on the Company's earnings.

    The Company cannot predict what future initiatives the President or Congress may propose which may affect the Company.

    LITIGATION. A number of civil jury verdicts have been returned against life and health insurers in the jurisdictions in which the Company does business involving the insurers' sales practices, alleged agent misconduct, failure to properly supervise agents, and other matters. Some of the lawsuits have resulted in the award of substantial judgments against the insurer, including material amounts of punitive damages. In some states, juries have substantial discretion in awarding punitive damages in these circumstances. The Company and its subsidiaries, like other life and health insurers, from time to time are involved in such litigation. Although the outcome of any litigation cannot be predicted with certainty, to date, no such lawsuit has resulted in the award of any significant amount of damages against the Company.

    RELIANCE UPON THE PERFORMANCE OF OTHERS. The Company has entered into various ventures involving other parties. Examples include, but are not limited to: the Investment Products Division's variable annuity deposits are invested in funds managed by Goldman Sachs Asset Management and its affiliates; a significant amount of the Investment Products Division's annuity sales comes from four broker-dealers; a portion of the sales in the Financial Institutions and Group Divisions comes from arrangements with unrelated marketing organizations; and the Company has entered the Hong Kong insurance market in a joint venture with the Lippo Group. Therefore the Company's results may be affected by the performance of others.

    INDEMNITY REINSURANCE. As is customary in the insurance industry, the Company's insurance subsidiaries cede insurance to other insurance companies. The ceding insurance company remains contingently liable with respect to ceded insurance should any reinsurer be unable to meet the obligations assumed by it. The Company sets a limit on the amount of insurance retained on the life of any one person. For example, in the individual lines the Company will not retain, generally, more than $500,000, including accidental death benefits, on any one life. For group insurance, the maximum amount retained on any one life is generally $100,000. At December 31, 1995, the Company had insurance in force of $61.9 billion of which approximately $17.5 billion was ceded to reinsurers.

RECENTLY ISSUED ACCOUNTING STANDARDS

    In  1995  the Company  adopted Statement  of Financial  Accounting Standards
(SFAS) No. 114, "Accounting by Creditors for Impairment of a Loan," and SFAS No. 118, "Accounting by Creditors for Impairment of a Loan -- Income Recognition and Disclosures." Under these new standards, a loan is considered impaired if it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Based on the Company's evaluation of its mortgage loan portfolio, the Company does not expect any material losses on its mortgage loans, and therefore no allowance for losses is required under SFAS No. 114 at December 31, 1995.

    In 1995 the Company adopted SFAS No. 123, "Accounting for Stock-Based Compensation," which changes the way stock-based compensation expense is measured and requires additional disclosures relating to the Company's stock-based compensation plan. The adoption of SFAS No. 123 had no material effect on the Company's financial statements.

    In 1995 the Financial Accounting Standards Board issued: SFAS No. 120, "Accounting and Reporting by Mutual Life Insurance Enterprises and by Insurance Enterprises for Certain Long-Duration Participating Contracts;" SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of;" and SFAS No. 122, "Accounting for Mortgage Servicing Rights." The Company anticipates that the impact of adopting these three accounting standards will be immaterial to its financial condition.

LIQUIDITY AND CAPITAL RESOURCES

    The Company's operations usually produce a positive cash flow. This cash flow is used to fund an investment portfolio to finance future benefit payments including those arising from various types of deposit contracts. Since future benefit payments largely represent medium- and long-term obligations reserved using certain assumed interest rates, the Company's investments are predominantly in medium- and long-term, fixed-rate investments such as bonds and mortgage loans which provide a sufficient return to cover these obligations.

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

    In accordance with SFAS No. 115, the Company's investments in debt and equity securities are reported at market value, and investments in mortgage loans are reported at amortized cost. At December 31, 1995, the fixed maturity investments (bonds, bank loan participations, and redeemable preferred stocks) had a market value of $3,892.0 million, which is 2.5% above amortized cost (less allowances for uncollectible amounts on investments) of $3,798.9 million. The Company had $1,834.4 million in mortgage loans at December 31, 1995. While the Company's mortgage loans do not have quoted market values, at December 31, 1995, the Company estimates the market value of its mortgage loans to be $2,001.1 million (using discounted cash flows from the next call date) which is 9.1% above amortized cost. These assets are invested for terms approximately corresponding to anticipated future benefit payments. Thus, market fluctuations should not adversely affect liquidity. Most of the Company's mortgage loans have significant prepayment penalties.

    For several years the Company has offered a type of commercial loan under which the Company will permit a slightly higher loan-to-value ratio in exchange for a participating interest in the cash flows from the underlying real estate. Approximately $361 million of the Company's mortgage loans has this participation feature.

    At December 31, 1995, delinquent mortgage loans and foreclosed properties were $26.1 million or 0.4% of assets. Bonds rated less than investment grade were $75.7 million or 1.0% of assets. Additionally, the Company had bank loan participations that were less than investment grade, representing $206.0 million or 2.8% of assets. The Company does not expect these investments to adversely affect its liquidity or ability to maintain proper matching of assets and liabilities. The Company's allowance for uncollectible amounts on investments was $33.4 million at December 31, 1995.

    Policy loans at December 31, 1995, were $143.4 million, a decrease of $4.2 million from December 31, 1994. Policy loan rates are generally in the 4.5% to 8.0% range. Such rates at least equal the assumed interest rates used for future policy benefits.

    The Company believes its asset/liability matching practices and certain product features provide significant protection for the Company against the effects of changes in interest rates. However, approximately one-fourth of the Company's liabilities relates to products (primarily whole life insurance) the profitability of which may be affected by changes in interest rates. The effect of such changes in any one year is not expected to be material. Additionally, the Company believes its asset/liability matching practices provide sufficient liquidity to enable it to fulfill its obligation to pay benefits under its various insurance and deposit contracts.

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

    During 1994 interest rates rose approximately three percentage points causing the duration of the Company's assets to increase somewhat above the duration of its liabilities. The Company responded to the duration mismatch by adjusting the composition of its assets to bring the durations of assets and liabilities into balance. During 1995, interest rates fell approximately 2.5 percentage points. Likewise, the Company adjusted the composition of its assets to eliminate any significant duration mismatches.

    The Company does not use derivative financial instruments for trading purposes. Combinations of futures contracts and options on treasury notes are sometimes used as hedges for asset/liability management of certain investments, primarily mortgage loans on real estate and liabilities arising from interest-sensitive products such as GICs and annuities. Realized investment gains and losses of such contracts are deferred and amortized over the life of the hedged asset. Net realized losses, incurred due to a decline in interest rates, of $15.2 million were deferred in 1995. At December 31, 1995, open futures contracts with a notional amount of $25.0 million were in a $0.6 million net unrealized loss position.

    The Company uses interest rate swap contracts to convert certain investments from a variable rate of interest to a fixed rate of interest. At December 31, 1995, related open interest rate swap contracts with a notional amount of $170.3 million were in an $1.3 million net unrealized loss position. The Company also uses interest rate swap contracts to convert its Senior Notes and Monthly Income Preferred Securities from a fixed rate to a variable rate of interest. During 1995, the Company terminated approximately $40.0 million notional amount of interest rate swap contracts. At December 31, 1995, related open interest rate swap contracts with a notional amount of $55.0 million were in a $4.4 million net unrealized gain position.

    The Company entered the GIC market in late 1989. Most GIC contracts written by the Company have maturities of 3 to 5 years. Prior to 1993, few GIC contracts were maturing because the contracts were newly written. Beginning in 1993, and continuing into 1994 and 1995, GIC contracts began to mature as contemplated when the contracts were sold. Withdrawals related to GIC contracts were approximately $700 million during 1994 and $800 million in 1995. Withdrawals related to GIC contracts are estimated to be approximately $700 million in 1996. The Company's asset/liability matching practices take into account maturing contracts. Accordingly, the Company does not expect maturing GIC contracts to have an unusual effect on the future operations and liquidity of the Company.

    In anticipation of receiving GIC and annuity deposits, the life insurance subsidiaries were committed at December 31, 1995, to fund mortgage loans and to purchase fixed maturity and other long-term investments in the amount of $278.5 million. The Company's subsidiaries held $11.3 million in cash and short-term investments at December 31, 1995. Protective Life Corporation had an additional $0.1 million in cash and short-term investments available for general corporate purposes.

    In order to provide additional liquidity, the Company plans a commercial mortgage securitization during the 1996 first quarter. Proceeds from the securitization of approximately $400 million will be reinvested in publicly traded investment grade bonds.

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

    In 1994 a special purpose finance subsidiary of the Company, PLC Capital L.L.C. (PLC Capital), issued $55 million of 9% Cumulative Monthly Income Preferred Securities, Series A (MIPS), guaranteed by the Company. Net proceeds were used to repay a term note and other bank borrowings. PLC Capital was formed solely to issue MIPS and other securities and lend the proceeds thereof to the Company in exchange for subordinated debentures of the Company. The Company has the right under the subordinated debentures to extend interest payment periods up to 60 months, and, as a consequence, monthly dividends on the MIPS may be deferred (but will continue to accumulate, together with additional dividends on any accumulated but unpaid dividends at the dividend rate) by PLC Capital during any such extended interest payment period. The MIPS are redeemable by PLC Capital at any time on or after June 30, 1999. The MIPS and dividends thereon are reported in the accompanying financial statements as "minority interest in consolidated subsidiaries." The Company has entered into related interest rate swap agreements to effectively convert the MIPS from a fixed dividend rate to the floating, 30-day London Interbank Offered Rate (LIBOR) plus 60.5 basis points, approximately 6.3% at December 31, 1995.

    In 1994 the Company issued $75 million of 7.95% Senior Notes due July 1, 2004. The notes are not redeemable by the Company prior to maturity. Net proceeds were used to repay bank borrowings. In 1994 the Company entered into related interest rate swap agreements to swap $40 million of the notes from a fixed rate of interest to a floating rate of interest. During 1995 the Company terminated these agreements and realized a gain of approximately $3.0 million which is being amortized as a component of interest expense.

    At December 31, 1995, Protective Life Corporation had borrowed $40.5 million of its $60 million revolving line of credit on notes bearing interest rates averaging 6.2%. The Company's bank borrowings (excluding temporary borrowings of the Company's insurance subsidiaries) have increased $17.5 million since December 31, 1994. Proceeds have been primarily used to contribute additional statutory capital to the Company's insurance subsidiaries, and for general corporate purposes.

    On March 20, 1995, the Company acquired NHCS (DentiCare). In connection with the acquisition, the Company reissued 1,316,458 (adjusted for the two-for-one stock split on June 1, 1995) shares of its Common Stock previously held as Treasury Stock.

    Protective Life Corporation's cash flow is dependent on cash dividends from its subsidiaries, payments on surplus notes, revenues from investment, data processing, legal, and management services rendered to the subsidiaries, and investment income. At December 31, 1995, approximately $180 million of consolidated stockholders' equity, excluding net unrealized investment gains and losses, represented net assets of the Company's insurance subsidiaries that cannot be transferred to the Company in the form of dividends, loans, or advances. In addition, the Company's insurance subsidiaries are subject to various state statutory and regulatory restrictions on the insurance subsidiaries' ability to pay dividends to Protective Life Corporation. In general, dividends up to specified levels are considered ordinary and may be paid thirty days after written notice to the insurance commissioner of the state of domicile unless such commissioner objects to the dividend prior to the expiration of such period. Dividends in larger amounts are considered extraordinary and are subject to affirmative prior approval by such commissioner. The maximum amount that would qualify as ordinary dividends to the Company by its insurance subsidiaries in 1996 is estimated to be $129 million. Also, distributions, including cash dividends to Protective Life Corporation from its life insurance subsidiaries, in excess of approximately $322 million, would be subject to federal income tax at rates then effective. The Company does not anticipate involuntarily making distributions that would be subject to tax.

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

    To give the Company flexibility in connection with future acquisitions and other growth opportunities, the Company has registered debt securities, preferred and common stock of Protective Life Corporation, and additional preferred securities of PLC Capital under the Securities Act of 1933 on a delayed (or shelf) basis.

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

    The NAIC's risk-based capital requirements require insurance companies to calculate and report information under a risk-based capital formula. These requirements are intended to allow insurance regulators to identify inadequately capitalized insurance companies based upon the types and mixtures of risks inherent in the insurer's operations. The formula includes components for asset risk, liability risk, interest rate exposure, and other factors. Based upon their December 31, 1995, statutory financial reports, the Company's insurance subsidiaries are adequately capitalized under the formula.

    The Company is not aware of any litigation that will have a material adverse effect on the financial position of the Company. The Company does not believe that the regulatory initiatives currently under consideration by various regulatory agencies will have a material adverse impact on the Company. The Company is not aware of any material pending or threatened regulatory action with respect to the Company or any of its subsidiaries. The Company does not believe that any insurance guaranty fund assessments will be materially different from amounts already provided for in the financial statements.

    As noted above, SFAS No. 115 requires the Company to carry its investment in fixed maturities and certain other securities at market value instead of amortized cost. As prescribed by SFAS No. 115, these investments are recorded at their market values with the resulting unrealized gains and losses, net of income tax, reported as a component of stockholders' equity reduced by a related adjustment to deferred policy acquisition costs. The market values of fixed maturities increase or decrease as interest rates fall or rise. Therefore, although the adoption of SFAS No. 115 does not affect the Company's operations, its reported stockholders' equity will fluctuate significantly as interest rates change.

    During 1994 interest rates rose approximately three percentage points. SFAS No. 115 required the Company to report a $146.8 million decrease in stockholders' equity at December 31, 1994, as compared to December 31, 1993. During 1995 interest rates fell approximately 2.5 percentage points, which required the Company to report a $165.4 million increase in stockholders' equity at December 31, 1995, as compared to December 31, 1994.

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

                       CONSOLIDATED STATEMENTS OF INCOME
                (DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

                                                                                    YEAR ENDED DECEMBER 31
                                                                             -------------------------------------
                                                                                1995         1994         1993
                                                                             -----------  -----------  -----------
REVENUES
Premiums and policy fees (net of reinsurance ceded:
  1995 -- $333,173; 1994 -- $172,575; 1993 -- $126,912)....................  $   369,888  $   402,772  $   370,758
Net investment income......................................................      475,924      417,825      362,130
Realized investment gains (losses).........................................        1,612        6,298        5,054
Other income...............................................................       32,663       21,553       21,695
                                                                             -----------  -----------  -----------
    Total revenues.........................................................      880,087      848,448      759,637
                                                                             -----------  -----------  -----------
                                                                             -----------  -----------  -----------
BENEFITS AND EXPENSES
Benefits and settlement expenses (net of reinsurance ceded:
  1995 -- $247,229; 1994 -- $112,922; 1993 -- $84,949).....................      509,506      517,110      473,884
Amortization of deferred policy acquisition costs..........................       84,533       88,122       73,605
Other operating expenses (net of reinsurance ceded:
  1995 -- $84,855; 1994 -- $14,326; 1993 -- $10,759).......................      165,014      137,043      127,104
                                                                             -----------  -----------  -----------
    Total benefits and expenses............................................      759,053      742,275      674,593
                                                                             -----------  -----------  -----------
                                                                             -----------  -----------  -----------
INCOME BEFORE INCOME TAX...................................................      121,034      106,173       85,044
                                                                             -----------  -----------  -----------
INCOME TAX EXPENSE
Current....................................................................       44,862       37,318       33,748
Deferred...................................................................       (3,710)      (3,342)      (5,273)
                                                                             -----------  -----------  -----------
    Total income tax expense...............................................       41,152       33,976       28,475
                                                                             -----------  -----------  -----------
                                                                             -----------  -----------  -----------
INCOME BEFORE MINORITY INTEREST............................................       79,882       72,197       56,569
                                                                             -----------  -----------  -----------
MINORITY INTEREST IN INCOME OF CONSOLIDATED SUBSIDIARIES...................        3,217        1,796           19
                                                                             -----------  -----------  -----------
                                                                             -----------  -----------  -----------
NET INCOME.................................................................  $    76,665  $    70,401  $    56,550
                                                                             -----------  -----------  -----------
                                                                             -----------  -----------  -----------
NET INCOME PER SHARE.......................................................  $      2.68  $      2.57  $      2.07
                                                                             -----------  -----------  -----------
                                                                             -----------  -----------  -----------
CASH DIVIDENDS PAID PER SHARE..............................................  $       .62  $       .55  $      .505
                                                                             -----------  -----------  -----------
                                                                             -----------  -----------  -----------

                See Notes to Consolidated Financial Statements.

                          CONSOLIDATED BALANCE SHEETS
                             (DOLLARS IN THOUSANDS)

                                     ASSETS

                                                                                               DECEMBER 31
                                                                                        --------------------------
                                                                                            1995          1994
                                                                                        ------------  ------------
Investments:
  Fixed maturities, at market (amortized cost: 1995 -- $3,798,944; 1994 --
   $3,698,370)........................................................................  $  3,892,008  $  3,493,646
  Equity securities, at market (cost: 1995 -- $35,448; 1994 -- $45,958)...............        38,711        45,005
  Mortgage loans on real estate.......................................................     1,834,357     1,487,795
  Investment real estate, net of accumulated depreciation (1995 -- $2,388; 1994 --
   $2,052)............................................................................        20,921        20,303
  Policy loans........................................................................       143,372       147,608
  Other long-term investments.........................................................        42,096        48,013
  Short-term investments..............................................................        53,591        59,541
                                                                                        ------------  ------------
    Total investments.................................................................     6,025,056     5,301,911
Cash..................................................................................        11,392         4,468
Accrued investment income.............................................................        61,007        55,637
Accounts and premiums receivable, net of allowance for uncollectible amounts (1995 --
 $2,342; 1994 -- $2,464)..............................................................        38,722        30,472
Reinsurance receivables...............................................................       271,018       122,175
Deferred policy acquisition costs.....................................................       410,396       434,444
Property and equipment, net...........................................................        36,578        36,323
Other assets..........................................................................        52,184        20,709
Assets related to separate accounts...................................................       324,904       124,145
                                                                                        ------------  ------------
    Total assets......................................................................  $  7,231,257  $  6,130,284
                                                                                        ------------  ------------
                                                                                        ------------  ------------

                                                   LIABILITIES
Policy liabilities and accruals
Future policy benefits and claims.....................................................  $  1,928,154  $  1,694,295
Unearned premiums.....................................................................       196,332       103,479
                                                                                        ------------  ------------
    Total policy liabilities and accruals.............................................     2,124,486     1,797,774
Guaranteed investment contract deposits...............................................     2,451,693     2,281,673
Annuity deposits......................................................................     1,280,069     1,251,318
Other policyholders' funds............................................................       134,380       144,461
Other liabilities.....................................................................       152,042       127,873
Accrued income taxes..................................................................        (2,894)       (6,238)
Deferred income taxes.................................................................        69,520       (14,095)
Long-term debt........................................................................       115,500        98,000
Liabilities related to separate accounts..............................................       324,904       124,145
Minority interest in consolidated subsidiaries........................................        55,000        55,000
                                                                                        ------------  ------------
    Total liabilities.................................................................     6,704,700     5,859,911
                                                                                        ------------  ------------
                                                                                        ------------  ------------
Commitments and contingent liabilities -- Note G
Stockholders' equity
Preferred Stock, $1 par value Shares authorized: 1995 -- 3,600,000; 1994 -- 3,850,000
 Issued: none
Junior Participating Cumulative Preferred Stock, $1 par value Shares authorized: 1995
 -- 400,000; 1994 -- 150,000 Issued: none
Common Stock, $.50 par value Shares authorized: 80,000,000 Issued: 1995 and 1994 --
 31,336,462...........................................................................        15,668        15,668
Additional paid-in capital............................................................        96,371        71,295
Net unrealized gains (losses) on investments (net of income tax: 1995 -- $31,157; 1994
 -- $(57,902))........................................................................        57,863      (107,532)
Retained earnings.....................................................................       373,922       314,857
Treasury stock, at cost (1995 -- 2,561,344 shares; 1994 -- 3,909,944 shares)..........       (12,008)      (18,323)
Unallocated stock in Employee Stock Ownership Plan (1995 -- 793,804 shares; 1994 --
 844,146 shares)......................................................................        (5,259)       (5,592)
                                                                                        ------------  ------------
    Total stockholders' equity........................................................       526,557       270,373
                                                                                        ------------  ------------
                                                                                        ------------  ------------
    Total liabilities and stockholders' equity........................................  $  7,231,257  $  6,130,284
                                                                                        ------------  ------------
                                                                                        ------------  ------------

                See Notes to Consolidated Financial Statements.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                (DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

                                                                          NET
                                                                      UNREALIZED
                                                         ADDITIONAL      GAINS                           UNALLOCATED     TOTAL
                                              COMMON       PAID-IN    (LOSSES) ON  RETAINED   TREASURY    STOCK IN    STOCKHOLDERS'
                                               STOCK       CAPITAL    INVESTMENTS  EARNINGS     STOCK       ESOP         EQUITY
                                            -----------  -----------  -----------  ---------  ---------  -----------  ------------
Balance, December 31, 1992................   $  15,668    $  70,335    $   3,156   $ 216,804  $ (18,363)  $  (6,200)   $  281,400
  Net income for 1993.....................                                            56,550                               56,550
  Cash dividends ($0.505 per share).......                                           (13,827)                             (13,827)
  Increase in net unrealized gains on
   investments............................                                36,128                                           36,128
  Reissuance of treasury stock to ESOP
   (206 shares)...........................                        3                                              (3)            0
  Allocation of stock to employee accounts
   (52,206 shares)........................                                                                      347           347
  Reissuance of treasury stock (6,686
   shares)................................                      131                                   4                       135
                                            -----------  -----------  -----------  ---------  ---------  -----------  ------------
Balance, December 31, 1993................      15,668       70,469       39,284     259,527    (18,359)     (5,856)      360,733
  Net income for 1994.....................                                            70,401                               70,401
  Cash dividends ($0.55 per share)........                                           (15,071)                             (15,071)
  Decrease in net unrealized gains on
   investments............................                              (146,816)                                        (146,816)
  Purchase of treasury stock (8,412
   shares)................................                                                         (191)                     (191)
  Reissuance of treasury stock to ESOP
   (136 shares)...........................                        3                                              (3)            0
  Allocation of stock to employee accounts
   (39,990 shares)........................                                                                      267           267
  Reissuance of treasury stock (48,306
   shares)................................                      823                                 227                     1,050
                                            -----------  -----------  -----------  ---------  ---------  -----------  ------------
Balance, December 31, 1994................      15,668       71,295     (107,532)    314,857    (18,323)     (5,592)      270,373
  Net income for 1995.....................                                            76,665                               76,665
  Cash dividends ($0.62 per share)........                                           (17,600)                             (17,600)
  Increase in net unrealized gains on
   investments............................                               165,395                                          165,395
  Purchase of treasury stock (124
   shares)................................                                                           (3)                       (3)
  Reissuance of treasury stock to ESOP
   (16,158 shares)........................                      275                                  75        (350)            0
  Allocation of stock to employee accounts
   (66,500 shares)........................                                                                      683           683
  Reissuance of treasury stock (1,332,566
   shares)................................                   24,801                               6,243                    31,044
                                            -----------  -----------  -----------  ---------  ---------  -----------  ------------
Balance, December 31, 1995 -- Note H......   $  15,668    $  96,371    $  57,863   $ 373,922  $ (12,008)  $  (5,259)   $  526,557
                                            -----------  -----------  -----------  ---------  ---------  -----------  ------------
                                            -----------  -----------  -----------  ---------  ---------  -----------  ------------

                See Notes to Consolidated Financial Statements.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                             (DOLLARS IN THOUSANDS)

                                                                                   YEAR ENDED DECEMBER 31
                                                                            -------------------------------------
                                                                               1995         1994         1993
                                                                            -----------  -----------  -----------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income................................................................  $    76,665  $    70,401  $    56,550
Adjustments to reconcile net income to net cash provided by operating activities:
  Amortization of deferred policy acquisition costs.......................       84,533       88,122       73,605
  Capitalization of deferred policy acquisition costs.....................      (89,267)    (127,566)    (104,014)
  Depreciation expense....................................................        5,524        5,601        3,742
  Deferred income taxes...................................................       (5,443)      (4,310)      (5,272)
  Accrued income taxes....................................................        3,344      (12,619)       6,230
  Interest credited to universal life and investment products.............      286,710      260,081      220,772
  Policy fees assessed on universal life and investment products..........     (100,840)     (85,532)     (67,314)
  Change in accrued investment income and other receivables...............     (160,523)     (28,073)     (97,908)
  Change in policy liabilities and other policyholders' funds of
   traditional life and health products...................................      201,364       61,322       42,901
  Change in other liabilities.............................................        4,245       29,949       12,432
  Other, net..............................................................       (4,888)     (14,461)      14,959
                                                                            -----------  -----------  -----------
    Net cash provided by operating activities.............................      301,424      242,915      156,683
                                                                            -----------  -----------  -----------
                                                                            -----------  -----------  -----------
CASH FLOWS FROM INVESTING ACTIVITIES
Maturities and principal reductions of investments:
  Investments available for sale..........................................    2,051,061      386,498
  Other...................................................................       78,568      153,945    1,341,818
Sale of investments:
  Investments available for sale..........................................    1,533,604      630,660
  Other...................................................................      141,184       59,550      244,683
Cost of investments acquired:
  Investments available for sale..........................................   (3,667,448)  (1,807,756)
  Other...................................................................     (540,648)    (220,839)  (2,302,196)
Acquisitions and bulk reinsurance assumptions.............................       (7,550)     106,435       14,190
Purchase of property and equipment........................................       (5,919)      (6,743)      (4,682)
Sale of property and equipment............................................          309          484        3,023
                                                                            -----------  -----------  -----------
    Net cash used in investing activities.................................     (416,839)    (697,766)    (703,164)
                                                                            -----------  -----------  -----------
                                                                            -----------  -----------  -----------
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from borrowings under line of credit arrangements and long-term
 debt.....................................................................    1,215,000      663,587      719,173
Principal payments on line of credit arrangements and long-term debt......   (1,197,500)    (712,704)    (661,717)
Proceeds from issuance of Monthly Income Preferred Securities.............                    55,000
Purchase of treasury stock................................................           (3)        (191)
Dividends to stockholders.................................................      (17,600)     (15,071)     (13,827)
Investment product deposits and change in universal life deposits.........      908,064    1,417,980    1,198,263
Investment product withdrawals............................................     (785,622)    (976,401)    (683,251)
                                                                            -----------  -----------  -----------
    Net cash provided by financing activities.............................      122,339      432,200      558,641
                                                                            -----------  -----------  -----------
                                                                            -----------  -----------  -----------
INCREASE (DECREASE) IN CASH...............................................        6,924      (22,651)      12,160
CASH AT BEGINNING OF YEAR.................................................        4,468       27,119       14,959
                                                                            -----------  -----------  -----------
CASH AT END OF YEAR.......................................................  $    11,392  $     4,468  $    27,119
                                                                            -----------  -----------  -----------
                                                                            -----------  -----------  -----------
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid during the year:
  Interest on debt........................................................  $     9,320  $     7,745  $     6,426
  Income taxes............................................................  $    41,532  $    49,935  $    27,493
                                                                            -----------  -----------  -----------
                                                                            -----------  -----------  -----------
SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES
Change in minority interest in consolidated subsidiaries..................                            $    (1,311)
Reissuance of treasury stock to ESOP......................................  $       350  $         3  $         3
Unallocated stock in ESOP.................................................  $       333  $       264  $       344
Reissuance of treasury stock..............................................  $       363  $     1,051  $       135
Acquisitions and bulk reinsurance assumptions:
  Assets acquired.........................................................  $    10,394  $   117,349  $   423,167
  Liabilities assumed.....................................................      (25,651)    (166,595)    (429,580)
  Reissuance of treasury stock............................................      (30,681)
                                                                            -----------  -----------  -----------
    Net...................................................................  $   (45,938) $   (49,246) $    (6,413)
                                                                            -----------  -----------  -----------
                                                                            -----------  -----------  -----------

                See Notes to Consolidated Financial Statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

   (ALL DOLLAR AMOUNTS IN TABLES ARE IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

NOTE A -- SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

    The accompanying consolidated financial statements of Protective Life Corporation and subsidiaries (the Company) are prepared on the basis of generally accepted accounting principles. Such accounting principles differ from statutory reporting practices used by insurance companies in reporting to state regulatory authorities. (See also Note B.)

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make various estimates that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities, as well as the reported amounts of revenues and expenses.

    All references to prior period number of shares and per share amounts have been restated to reflect a two-for-one stock split on June 1, 1995.

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

NATURE OF OPERATIONS

    The Company markets individual life insurance; group life, health, dental, and cancer insurance; annuities and investment products; credit life and disability insurance; and guaranteed investment contracts. Its products are distributed nationally through independent agents and brokers; through broker-dealers and financial institutions to their customers; through full-time sales representatives; and through other insurance companies. The Company also seeks to acquire blocks of insurance policies from other insurers.

    The  operating  results  of  companies   in  the  insurance  industry   have
historically been subject to significant fluctuations due to competition, economic conditions, interest rates, investment performance, maintenance of insurance ratings, and other factors.

RECENTLY ISSUED ACCOUNTING STANDARDS

    The Company adopted Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities," at December 31, 1993, which requires the Company to carry its investment in fixed maturities and certain other securities at market value instead of amortized cost.

    In 1995 the Company adopted SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," and SFAS No. 118, "Accounting by Creditors for Impairment of a Loan-Income Recognition and Disclosures." Under these new standards, a loan is considered impaired, based on current information and events, if it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. The measurement of impaired loans is generally based on the present value of expected future cash flows discounted at the historical effective interest rate, except that all collateral-dependent loans are measured for impairment based on the fair value of the collateral.

    Since the Company's mortgage loans are collateralized by real estate, any assessment of impairment is based upon the estimated fair value of the real estate. Based on the Company's evaluation of its mortgage loan portfolio, the Company does not expect any material losses on its mortgage loans, and therefore no allowance for losses is required under SFAS No. 114 at December 31, 1995.

   (ALL DOLLAR AMOUNTS IN TABLES ARE IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

NOTE A -- SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    In 1995 the Company also adopted SFAS No. 123, "Accounting for Stock-Based Compensation," which changes the way stock-based compensation expense is measured and requires additional disclosures relating to the Company's stock-based compensation plans. The adoption of this accounting standard did not have a material effect on the Company's financial statements.

    In 1995 the Financial Accounting Standards Board issued: SFAS No. 120, "Accounting and Reporting by Mutual Life Insurance Enterprises and by Insurance Enterprises for Certain Long-Duration Participating Contracts;" SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of;" and SFAS No. 122, "Accounting for Mortgage Servicing Rights." The Company anticipates that the impact of adopting these three accounting standards will be immaterial to its financial condition.

INVESTMENTS

    The Company has classified all of its investments in fixed maturities, equity securities, and short-term investments as "available for sale."

    Investments are reported on the following bases less allowances for uncollectible amounts on investments, if applicable:

    FIXED MATURITIES (BONDS, BANK LOAN PARTICIPATIONS, AND REDEEMABLE PREFERRED STOCKS) -- at current market value.

    EQUITY SECURITIES (COMMON AND NONREDEEMABLE PREFERRED STOCKS) -- at current market value.

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

    POLICY LOANS -- at unpaid balances.

    OTHER LONG-TERM INVESTMENTS -- at a variety of methods similar to those listed above, as deemed appropriate for the specific investment.

    SHORT-TERM INVESTMENTS -- at cost, which approximates current market value.

    Substantially all short-term investments have maturities of three months or less at the time of acquisition and include approximately $5.2 million in bank deposits voluntarily restricted as to withdrawal.

    As prescribed by SFAS No. 115, certain investments are recorded at their market values with the resulting unrealized gains and losses reduced by a related adjustment to deferred policy acquisition costs, net of income tax, reported as a component of stockholders' equity. The market values of fixed maturities increase or decrease as interest rates fall or rise. Therefore, although the adoption of SFAS No. 115 does not affect the Company's operations, its reported stockholders' equity will fluctuate significantly as interest rates change.

   (ALL DOLLAR AMOUNTS IN TABLES ARE IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

NOTE A -- SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    The Company's balance sheets at December 31, prepared on the basis of reporting investments at amortized cost rather than at market values, are as follows:

                                                                      1995           1994
                                                                  -------------  -------------
Total investments...............................................  $   5,919,787  $   5,501,064
Deferred policy acquisition costs...............................        426,645        400,724
All other assets................................................        795,805        393,929
                                                                  -------------  -------------
                                                                  $   7,142,237  $   6,295,717
                                                                  -------------  -------------
Deferred income taxes...........................................  $      38,364  $      43,806
All other liabilities...........................................      6,635,179      5,874,006
                                                                  -------------  -------------
                                                                      6,673,543      5,917,812
                                                                  -------------  -------------
Stockholders' equity............................................        468,694        377,905
                                                                  -------------  -------------
                                                                  $   7,142,237  $   6,295,717
                                                                  -------------  -------------
                                                                  -------------  -------------

    Realized gains and losses on sales of investments are recognized in net income using the specific identification basis.

DERIVATIVE FINANCIAL INSTRUMENTS

    The Company does not use derivative financial instruments for trading purposes. Combinations of futures contracts and options on treasury notes are currently being used as hedges for asset/liability management of certain investments, primarily mortgage loans on real estate, and liabilities arising from interest-sensitive products such as guaranteed investment contracts and individual annuities. Realized investment gains and losses on such contracts are deferred and amortized over the life of the hedged asset. Net realized losses of $15.2 million were deferred in 1995 and net realized gains of $7.9 million were deferred in 1994. At December 31, 1995 and 1994, open futures contracts with notional amounts of $25.0 million and $137.5 million, respectively, had net unrealized losses of $0.6 million and $0.4 million, respectively.

    The Company uses interest rate swap contracts to convert certain investments from a variable to a fixed rate of interest. At December 31, 1995, related open interest rate swap contracts with a notional amount of $170.3 million were in a $1.3 million net unrealized gain position. At December 31, 1994, related open interest rate swap contracts with a notional amount of $230.0 million were in an $8.9 million net unrealized loss position. The Company also uses interest rate swap contracts to convert its Senior Notes and Monthly Income Preferred Securities from a fixed rate to a variable rate of interest. At December 31, 1995, related open interest rate swap contracts with a notional amount of $55.0 million were in a $4.4 million net unrealized gain position. At December 31, 1994, related open interest rate swap contracts with a notional amount of $95.0 million were in a $4.8 million net unrealized loss position.

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

   (ALL DOLLAR AMOUNTS IN TABLES ARE IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

NOTE A -- SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    Property and equipment consisted of the following at December 31:

                                                                           1995       1994
                                                                         ---------  ---------
Home Office building...................................................  $  35,284  $  35,320
Data processing equipment..............................................     20,462     17,877
Other, principally furniture and equipment.............................     19,111     16,416
                                                                         ---------  ---------
                                                                            74,857     69,613
Accumulated depreciation...............................................     38,279     33,290
                                                                         ---------  ---------
                                                                         $  36,578  $  36,323
                                                                         ---------  ---------
                                                                         ---------  ---------

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

    Liabilities for future policy benefits on traditional life insurance products have been computed using a net level method including assumptions as to investment yields, mortality, persistency, and other assumptions based on the Company's experience, modified as necessary to reflect anticipated trends and to include provisions for possible adverse deviation. Reserve investment yield assumptions are graded and range from 2.5% to 7.0%. The liability for future policy benefits and claims on traditional life and health insurance products includes estimated unpaid claims that have been reported to the Company and claims incurred but not yet reported. Policy claims are charged to expense in the period in which the claims are incurred.

   (ALL DOLLAR AMOUNTS IN TABLES ARE IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

NOTE A -- SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    Activity in the liability for unpaid claims is summarized as follows:

                                                            1995         1994         1993
                                                         -----------  -----------  -----------
Balance beginning of year..............................  $    79,462  $    77,191  $    68,203
  Less reinsurance.....................................        5,024        3,973        3,809
                                                         -----------  -----------  -----------
    Net balance beginning of year......................       74,438       73,218       64,394
                                                         -----------  -----------  -----------
                                                         -----------  -----------  -----------
Incurred related to:
  Current year.........................................      217,366      203,453  $   194,394
  Prior year...........................................       (8,337)      (6,683)      (5,123)
                                                         -----------  -----------  -----------
    Total incurred.....................................      209,029      196,770      189,271
                                                         -----------  -----------  -----------
                                                         -----------  -----------  -----------
Paid related to:
  Current year.........................................      164,321      148,548      141,361
  Prior year...........................................       48,834       47,002       39,086
                                                         -----------  -----------  -----------
    Total paid.........................................      213,155      195,550      180,447
                                                         -----------  -----------  -----------
                                                         -----------  -----------  -----------
Net balance end of year................................       70,312       74,438       73,218
  Plus reinsurance.....................................        3,330        5,024        3,973
                                                         -----------  -----------  -----------
Balance end of year....................................  $    73,642  $    79,462  $    77,191
                                                         -----------  -----------  -----------
                                                         -----------  -----------  -----------

    UNIVERSAL LIFE AND INVESTMENT PRODUCTS -- Universal life and investment products include universal life insurance, guaranteed investment contracts, deferred annuities, and annuities without life contingencies. Revenues for universal life and investment products consist of policy fees that have been assessed against policy account balances for the costs of insurance, policy administration, and surrenders. That is, universal life and investment product deposits are not considered revenues in accordance with generally accepted accounting principles. Benefit reserves for universal life and investment products represent policy account balances before applicable surrender charges plus certain deferred policy initiation fees that are recognized in income over the term of the policies. Policy benefits and claims that are charged to expense include benefit claims incurred in the period in excess of related policy account balances and interest credited to policy account balances. Interest credit rates for universal life and investment products ranged from 3.0% to 9.4% in 1995.

    At December 31, 1995, the Company estimates the market value of its guaranteed investment contracts to be $2,660.0 million using discounted cash flows. The surrender value of the Company's annuities which approximates market value was $1,296.7 million.

    POLICY ACQUISITION COSTS -- Commissions and other costs of acquiring traditional life and health insurance, universal life insurance, and investment products that vary with and are primarily related to the production of new business have been deferred. Traditional life and health insurance acquisition costs are being amortized over the premium-payment period of the related policies in proportion to the ratio of annual premium income to total anticipated premium income. Acquisition costs for universal life and investment products are amortized over the lives of the policies in relation to the present value of estimated gross profits from surrender charges and investment, mortality, and expense margins. Under SFAS No. 97, "Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments," the Company makes certain assumptions regarding the mortality, persistency, expenses, and interest rates it expects to experience in future periods. These assumptions are to be best estimates and are to be periodically updated whenever actual experience and/or expectations for the future change from initial assumptions. Additionally, relating to SFAS No. 115, these costs have been adjusted by an amount equal to the amortization that would have been recorded if unrealized gains or losses on investments associated with the Company's universal life and investment products had been realized.

   (ALL DOLLAR AMOUNTS IN TABLES ARE IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

NOTE A -- SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    The cost to acquire blocks of insurance representing the present value of future profits from such blocks of insurance is also included in deferred policy acquisition costs, discounted at interest rates averaging 15%. For acquisitions occurring after 1988, the Company amortizes the present value of future profits over the premium payment period, including accrued interest at 8%. The unamortized present value of future profits for such acquisitions was approximately $102.5 million and $84.4 million at December 31, 1995 and 1994, respectively. During 1995 $26.5 million of present value of future profits on acquisitions made during the year was capitalized, and $3.2 million was amortized.

    The unamortized present value of future profits for all acquisitions was $123.9 million at December 31, 1995, and $110.3 million at December 31, 1994.

PARTICIPATING POLICIES

    Participating business comprises approximately 1% of the individual life insurance in force and 2% of the individual life insurance premium income. Policyholder dividends totaled $2.6 million in 1995, 1994, and 1993.

INCOME TAXES

    The Company uses the asset and liability method of accounting for income taxes. Income tax provisions are generally based on income reported for financial statement purposes. Deferred federal income taxes arise from the recognition of temporary differences between the bases of assets and liabilities determined for financial reporting purposes and the bases determined for income tax purposes. Such temporary differences are principally related to the deferral of policy acquisition costs and the provision for future policy benefits and expenses.

INCOME PER SHARE OF COMMON STOCK

    Per share data are based on the weighted average number of shares of Common Stock, including Common Stock equivalents, outstanding which was 28,627,345, 27,392,936, and 27,381,578, in 1995, 1994, and 1993, respectively.

RECLASSIFICATIONS

    Certain reclassifications have been made in the previously reported financial statements and accompanying notes to make the prior year amounts comparable to those of the current year. Such reclassifications had no effect on previously reported net income, total assets, or stockholders' equity.

NOTE B -- RECONCILIATION WITH STATUTORY REPORTING PRACTICES
    Financial statements prepared in conformity with generally accepted accounting principles (GAAP) differ in some respects from the statutory accounting practices prescribed or permitted by insurance regulatory authorities. The most significant differences are as follows: (a) acquisition costs of obtaining new business are deferred and amortized over the approximate life of the policies rather than charged to operations as incurred; (b) benefit liabilities are computed using a net level method and are based on realistic estimates of expected mortality, interest, and withdrawals as adjusted to provide for possible unfavorable deviation from such assumptions; (c) deferred income taxes are provided for temporary differences between financial and taxable earnings; (d) the Asset Valuation Reserve and Interest Maintenance Reserve are restored to stockholders' equity; (e) furniture and equipment, agents' debit balances, and prepaid expenses are reported as assets rather than being charged directly to surplus (referred to as nonadmitted items); (f) certain items of interest income, principally accrual of mortgage and bond discounts, are amortized differently; and (g) bonds are stated at market instead of amortized cost.

   (ALL DOLLAR AMOUNTS IN TABLES ARE IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

NOTE B -- RECONCILIATION WITH STATUTORY REPORTING PRACTICES (CONTINUED)
    The  reconciliations  of net  income  and stockholders'  equity  prepared in
conformity  with  statutory  reporting  practices   to  that  reported  in   the
accompanying consolidated financial statements are as follows:

                                                                NET INCOME                  STOCKHOLDERS' EQUITY
                                                      -------------------------------  -------------------------------
                                                        1995       1994       1993       1995       1994       1993
                                                      ---------  ---------  ---------  ---------  ---------  ---------
In conformity with statutory reporting practices:
  Protective Life Insurance Company.................  $ 105,744  $  54,812  $  41,471  $ 322,416  $ 304,858  $ 263,075
  American Foundation Life Insurance Company........      3,330      3,072      1,415     18,781     20,327     18,290
  Capital Investors Life Insurance Company..........        182        170        207      1,315      1,125        824
  Empire General Life Assurance Corporation.........      1,003        690        408     20,685     21,270     10,588
  Protective Life Insurance Corporation of
   Alabama..........................................        546         69         16      2,675      2,133      2,064
  Wisconsin National Life Insurance Company.........     10,954     10,132      9,591     62,529     57,268     50,885
  Consolidation elimination.........................     (6,500)                   30   (103,985)  (100,123)   (80,651)
                                                      ---------  ---------  ---------  ---------  ---------  ---------
                                                        115,259     68,945     53,138    324,416    306,858    265,075
Additions (deductions) by adjustment:
  Deferred policy acquisition costs, net of
   amortization.....................................       (765)    41,686     25,392    410,396    434,444    299,584
  Policy liabilities and accruals...................    (53,272)   (34,632)   (15,586)  (189,319)  (140,298)   (69,844)
  Deferred income tax...............................      3,711      3,342      5,273    (69,520)    14,095    (69,269)
  Asset Valuation Reserve...........................                                     105,769     24,925     43,398
  Interest Maintenance Reserve......................     (1,235)    (1,716)    (1,432)    14,412      3,583     10,489
  Nonadmitted items.................................                                      20,603     21,445      7,742
  Timing and valuation differences on mortgage loans
   on real estate and fixed maturity investments....       (618)      (961)     1,645     25,060      6,877      7,350
  Net unrealized gains and losses on investments....                                      57,863   (107,532)    39,284
  Realized investment gains (losses)................      6,781     (6,664)    (7,860)
  Noninsurance affiliates...........................     12,882      5,877     (4,081)   213,789    149,750     87,693
  Minority interest in consolidated subsidiaries....     (3,218)    (1,796)       (19)
  Consolidation elimination.........................                                    (381,988)  (436,053)  (262,408)
  Other adjustments, net............................     (2,860)    (3,680)        80     (4,924)    (7,721)     1,639
                                                      ---------  ---------  ---------  ---------  ---------  ---------
In conformity with generally accepted accounting
 principles.........................................  $  76,665  $  70,401  $  56,550  $ 526,557  $ 270,373  $ 360,733
                                                      ---------  ---------  ---------  ---------  ---------  ---------
                                                      ---------  ---------  ---------  ---------  ---------  ---------

   (ALL DOLLAR AMOUNTS IN TABLES ARE IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

NOTE C -- INVESTMENT OPERATIONS
    Major categories of net investment income for the years ended December 31 are summarized as follows:

                                                            1995         1994         1993
                                                         -----------  -----------  -----------
Fixed maturities.......................................  $   276,847  $   242,510  $   212,816
Equity securities......................................        1,338        2,435        1,519
Mortgage loans on real estate..........................      162,135      141,751      130,262
Investment real estate.................................        1,908        2,000        2,166
Policy loans...........................................        8,958        8,397        7,558
Other, principally short-term investments..............       39,223       34,088       17,790
                                                         -----------  -----------  -----------
                                                             490,409      431,181      372,111
Investment expenses....................................       14,485       13,356        9,981
                                                         -----------  -----------  -----------
                                                         $   475,924  $   417,825  $   362,130
                                                         -----------  -----------  -----------
                                                         -----------  -----------  -----------

    Realized investment gains (losses) for the years ended December 31 are summarized as follows:

                                                                 1995       1994       1993
                                                               ---------  ---------  ---------
Fixed maturities.............................................  $   6,075  $  (8,646) $  10,508
Equity securities............................................         44      7,735      2,230
Mortgage loans and other investments.........................     (4,506)     7,209     (7,684)
                                                               ---------  ---------  ---------
                                                               $   1,613  $   6,298  $   5,054
                                                               ---------  ---------  ---------
                                                               ---------  ---------  ---------

    The Company has established an allowance for uncollectible amounts on investments. The allowance totaled $33.4 million and $35.9 million at December 31, 1995 and 1994, respectively. Additions and reductions to the allowance are included in realized investment gains (losses). Without such additions/reductions, the Company had net realized investment losses of $0.9 million in 1995, and net realized investment gains of $6.3 million and $13.8 million in 1994 and 1993, respectively.

    In 1995 gross gains on the sale of investments available for sale (fixed maturities, equity securities, and short-term investments) were $18.0 million, and gross losses were $11.8 million. In 1994 gross gains were $15.2 million, and gross losses were $16.4 million. In 1993 gross gains on the sale of fixed maturities were $8.3 million, and gross losses were $0.4 million.

   (ALL DOLLAR AMOUNTS IN TABLES ARE IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

NOTE C -- INVESTMENT OPERATIONS (CONTINUED)
    The amortized cost and estimated market values of the Company's investments classified as available for sale at December 31 are as follows:

                                                                              GROSS        GROSS
                                                              AMORTIZED    UNREALIZED   UNREALIZED     ESTIMATED
1995                                                            COST          GAINS       LOSSES     MARKET VALUES
----------------------------------------------------------  -------------  -----------  -----------  -------------
Fixed maturities:
  Bonds:
    Mortgage-backed securities............................  $   2,006,858  $    46,934   $   4,017   $   2,049,775
    United States Government and authorities..............        105,388        2,290         101         107,577
    States, municipalities, and political subdivisions....         10,888          702           0          11,590
    Public utilities......................................        322,110        5,904         770         327,244
    Convertibles and bonds with warrants..................            638            0         145             493
    All other corporate bonds.............................      1,126,394       50,103       7,573       1,168,924
Bank loan participations..................................        220,811            0           0         220,811
Redeemable preferred stocks...............................          5,857           61         324           5,594
                                                            -------------  -----------  -----------  -------------
                                                                3,798,944      105,994      12,930       3,892,008
Equity securities.........................................         35,448        6,438       3,175          38,711
Short-term investments....................................         53,591            0           0          53,591
                                                            -------------  -----------  -----------  -------------
                                                            $   3,887,983  $   112,432   $  16,105   $   3,984,310
                                                            -------------  -----------  -----------  -------------
                                                            -------------  -----------  -----------  -------------

                                                                              GROSS        GROSS
                                                              AMORTIZED    UNREALIZED   UNREALIZED     ESTIMATED
1994                                                            COST          GAINS       LOSSES     MARKET VALUES
----------------------------------------------------------  -------------  -----------  -----------  -------------
Fixed maturities:
  Bonds:
    Mortgage-backed securities............................  $   2,002,842   $   7,538   $   112,059  $   1,898,321
    United States Government and authorities..............         90,468         290         8,877         81,881
    States, municipalities, and political subdivisions....         10,902           5         1,230          9,677
    Public utilities......................................        414,011       1,091        36,982        378,120
    Convertibles and bonds with warrants..................            687           0           302            385
    All other corporate bonds.............................        927,779       3,437        56,788        874,428
Bank loan participations..................................        244,881           0             0        244,881
Redeemable preferred stocks...............................          6,800          37           884          5,953
                                                            -------------  -----------  -----------  -------------
                                                                3,698,370      12,398       217,122      3,493,646
Equity securities.........................................         45,958       3,994         4,947         45,005
Short-term investments....................................         59,541           0             0         59,541
                                                            -------------  -----------  -----------  -------------
                                                            $   3,803,869   $  16,392   $   222,069  $   3,598,192
                                                            -------------  -----------  -----------  -------------
                                                            -------------  -----------  -----------  -------------

   (ALL DOLLAR AMOUNTS IN TABLES ARE IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

NOTE C -- INVESTMENT OPERATIONS (CONTINUED)
    The amortized cost and estimated market values of fixed maturities at December 31, by expected maturity, are shown as follows. Expected maturities are derived from rates of prepayment that may differ from actual rates of prepayment.

                                                                    AMORTIZED      ESTIMATED
1995                                                                  COST       MARKET VALUES
----------------------------------------------------------------  -------------  -------------
Due in one year or less.........................................  $     410,489  $     411,839
Due after one year through five years...........................      1,090,323      1,101,226
Due after five years through ten years..........................      1,481,324      1,524,631
Due after ten years.............................................        816,808        854,312
                                                                  -------------  -------------
                                                                  $   3,798,944  $   3,892,008
                                                                  -------------  -------------
                                                                  -------------  -------------

                                                                    AMORTIZED      ESTIMATED
1994                                                                  COST       MARKET VALUES
----------------------------------------------------------------  -------------  -------------
Due in one year or less.........................................  $     577,146  $     540,223
Due after one year through five years...........................      1,351,435      1,299,248
Due after five years through ten years..........................        994,994        929,764
Due after ten years.............................................        774,795        724,411
                                                                  -------------  -------------
                                                                  $   3,698,370  $   3,493,646
                                                                  -------------  -------------
                                                                  -------------  -------------

    The approximate percentage distribution of the Company's fixed maturity investments by quality rating at December 31 is as follows:

RATING                                                                    1995         1994
---------------------------------------------------------------------  -----------  -----------
AAA..................................................................       56.1%        57.6%
AA...................................................................        4.5          5.5
A....................................................................       12.6         12.5
BBB
  Bonds..............................................................       19.0         14.9
  Bank loan participations...........................................        0.4          1.4
BB or less
  Bonds..............................................................        2.0          2.3
  Bank loan participations...........................................        5.3          5.6
Redeemable preferred stocks..........................................        0.1          0.2
                                                                       -----------  -----------
                                                                           100.0%       100.0%
                                                                       -----------  -----------
                                                                       -----------  -----------

    At December 31, 1995 and 1994, the Company had bonds which were rated less than investment grade of $75.7 million and $82.5 million, respectively, having an amortized cost of $82.2 million and $89.4 million, respectively.
Additionally, the Company had bank loan participations which were rated less than investment grade of $206.0 million and $195.1 million, respectively, having an amortized cost of $206.0 million and $195.1 million, respectively.

    The change in unrealized gains (losses), net of income tax, on fixed maturity and equity securities for the years ended December 31 is summarized as follows:

                                                              1995          1994        1993
                                                           -----------  ------------  ---------
Fixed maturities.........................................  $   193,562  $   (175,725) $   1,198
Equity securities........................................        2,740        (5,342)     1,565

    At December 31, 1995, all of the Company's mortgage loans were commercial loans of which 81% were retail, 7% were warehouses, and 6% were office buildings. The Company specializes in making mortgage loans on either credit-oriented  or  credit-anchored commercial  properties,  most of  which are

   (ALL DOLLAR AMOUNTS IN TABLES ARE IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

NOTE C -- INVESTMENT OPERATIONS (CONTINUED) strip shopping centers in smaller towns and cities. No single tenant's leased space represents more than 4% of mortgage loans. Approximately 82% of the mortgage loans are on properties located in the following states listed in decreasing order of significance: South Carolina, Georgia, Alabama, Tennessee, Texas, Florida, North Carolina, Virginia, California, Mississippi, Colorado, Ohio, Kentucky, Louisiana, and Indiana.

    Many of the mortgage loans have call provisions after 5 to 7 years. Assuming the loans are called at their next call dates, approximately $174.3 million would become due in 1996, $497.3 million in 1997 to 2000, and $275.7 million in 2001 to 2005.

    At December 31, 1995, the average mortgage loan was $1.6 million, and the weighted average interest rate was 9.3%. The largest single mortgage loan was $13.1 million. While the Company's mortgage loans do not have quoted market values, at December 31, 1995 and 1994, the Company estimates the market value of its mortgage loans to be $2,001.1 million and $1,535.3 million, respectively, using discounted cash flows from the next call date.

    At December 31, 1995 and 1994, the Company's problem mortgage loans and foreclosed properties totaled $26.1 million and $24.0 million, respectively. The Company expects no significant loss of principal.

    Certain investments, principally real estate, with a carrying value of $9.5 million, were nonincome producing for the twelve months ended December 31, 1995.

    Mortgage loans to affiliates of both Fletcher Bright and Edens & Avant totaled $95.4 million and $69.1 million, respectively, at December 31, 1995. Most of such loans were not made to, or in reliance on the credit of, Mr. Bright or Edens & Avant.

    The Company believes it is not practicable to determine the market value of its policy loans since there is no stated maturity, and policy loans are often repaid by reductions to policy benefits. Policy loan interest rates generally range from 4.5% to 8.0%. The market values of the Company's other long-term investments approximate cost.

NOTE D -- FEDERAL INCOME TAXES
    The Company's effective income tax rate varied from the maximum federal income tax rate as follows:

                                                                            1995         1994         1993
                                                                         -----------  -----------  -----------
Statutory federal income tax rate applied to pretax income.............       35.0%        35.0%        35.0%
Amortization of nondeductible goodwill.................................        0.2                       0.1
Dividends received deduction and tax-exempt interest...................       (0.6)        (0.4)        (0.5)
Low-income housing credit..............................................       (0.7)        (0.7)
Tax differences arising from prior acquisitions and other
 adjustments...........................................................        0.1         (1.9)        (2.6)
                                                                             -----        -----        -----
                                                                              34.0%        32.0%        32.0%
                                                                             -----        -----        -----
                                                                             -----        -----        -----

    In August 1993 the corporate income tax rate was increased from 34% to 35% which resulted in a one-time increase to income tax expense of $1.3 million or $.09 per share due to a recalculation of the Company's deferred income tax liability. The effective income tax rate for 1993 of 32% excludes the one-time increase.

    The provision for federal income tax differs from amounts currently payable due to certain items reported for financial statement purposes in periods which differ from those in which they are reported for income tax purposes.

   (ALL DOLLAR AMOUNTS IN TABLES ARE IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

NOTE D -- FEDERAL INCOME TAXES (CONTINUED)
    Details of the deferred income tax provision for the years ended December 31 are as follows:

                                                             1995        1994        1993
                                                          ----------  ----------  ----------
Deferred policy acquisition costs.......................  $  (11,606) $   34,561  $    8,861
Benefit and other policy liability changes..............      52,496     (52,288)    (10,416)
Temporary differences of investment income..............     (34,174)     15,524
Other items.............................................     (10,426)     (1,139)     (3,718)
                                                          ----------  ----------  ----------
                                                          $   (3,710) $   (3,342) $   (5,273)
                                                          ----------  ----------  ----------
                                                          ----------  ----------  ----------

    The components of the Company's net deferred income tax liability as of December 31 were as follows:

                                                                         1995         1994
                                                                      -----------  -----------
Deferred income tax assets:
  Policy and policyholder liability reserves........................  $    63,830  $   116,326
  Unrealized loss on investments....................................                    23,485
  Other.............................................................          203
                                                                      -----------  -----------
                                                                           64,033      139,811
                                                                      -----------  -----------
                                                                      -----------  -----------
Deferred income tax liabilities:
  Deferred policy acquisition costs.................................      102,154      113,760
  Unrealized gain on investments....................................       31,399
  Other.............................................................                    11,956
                                                                      -----------  -----------
                                                                          133,553      125,716
                                                                      -----------  -----------
                                                                      -----------  -----------
    Net deferred income tax liability...............................  $    69,520  $   (14,095)
                                                                      -----------  -----------
                                                                      -----------  -----------

    Under pre-1984 life insurance company income tax laws, a portion of the Company's gain from operations which was not subject to current income taxation was accumulated for income tax purposes in a memorandum account designated as Policyholders' Surplus. The aggregate accumulation in this account at December 31, 1995, was approximately $50.7 million. Should the accumulation in the Policyholders' Surplus account of the life insurance subsidiaries exceed certain stated maximums, or should distributions including cash dividends be made to Protective Life Corporation in excess of approximately $322 million, such excess would be subject to federal income taxes at rates then effective. Deferred income taxes have not been provided on amounts designated as Policyholders' Surplus. The Company does not anticipate involuntarily paying income tax on amounts in the Policyholders' Surplus accounts.

    At December 31, 1995, the Company had an unused capital loss carryforward of $5.9 million which expires in 2000.

NOTE E -- DEBT AND PREFERRED SECURITIES
    Long-term debt at December 31 is summarized as follows:

                                                                          1995        1994
                                                                       -----------  ---------
Long-term debt:
  Notes payable to banks.............................................  $    40,500  $  23,000
  7.95% Senior Notes.................................................       75,000     75,000
                                                                       -----------  ---------
                                                                       $   115,500  $  98,000
                                                                       -----------  ---------
                                                                       -----------  ---------

    Under a three-year revolving line of credit arrangement with several banks, the Company can borrow up to $60 million on an unsecured basis. No compensating balances are required to maintain the line of credit. At December 31, 1995, the Company had borrowed $40.5 million under this credit arrangement at an interest rate of 6.2%.

   (ALL DOLLAR AMOUNTS IN TABLES ARE IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

NOTE E -- DEBT AND PREFERRED SECURITIES (CONTINUED)
    The aforementioned revolving line of credit arrangement contains, among other provisions, requirements for maintaining certain financial ratios and restrictions on indebtedness incurred by the Company and its subsidiaries. Additionally, the Company, on a consolidated basis, cannot incur debt in excess of 50% of its total capital.

    The Company believes the market value of its bank borrowings approximates book value due to the debt being either short-term or variable rate.

    On July 1, 1994, the Company issued $75 million of 7.95% Senior Notes due July 1, 2004. The notes are not redeemable by the Company prior to maturity. Net proceeds of $74.4 million were used to repay bank borrowings. In related transactions, in 1994 the Company entered into interest rate swap agreements to swap $40 million of the notes from a fixed rate of interest to a floating rate of interest. During 1995, the Company terminated these agreements and realized a gain of approximately $3.0 million which is being amortized as a component of interest expense. The effective interest rate was 7.4% and 7.3% in 1995 and 1994, respectively.

    Future maturities of the long-term debt are $40.5 million in 1998 and $75 million in 2004.

    Interest expense on debt totaled $9.6 million, $7.8 million, and $6.3 million in 1995, 1994, and 1993, respectively.

    On June 10, 1994, a special purpose finance subsidiary of the Company, PLC Capital L.L.C. (PLC Capital), issued $55 million of 9% Cumulative Monthly Income Preferred Securities, Series A (MIPS), guaranteed by the Company. Net proceeds of approximately $52.3 million were used to repay a term note and other bank borrowings. PLC Capital was formed solely to issue MIPS and other securities and lend the proceeds thereof to the Company in exchange for subordinated debentures of the Company. The Company has the right under the subordinated debentures to extend interest-payment periods up to 60 months, and, as a consequence, monthly dividends on the MIPS may be deferred (but will continue to accumulate, together with additional dividends on any accumulated but unpaid dividends at the dividend rate) by PLC Capital during any such extended interest payment period. The MIPS are redeemable by PLC Capital at any time on or after June 30, 1999. The MIPS and dividends thereon are reported in the accompanying financial statements as "minority interest in consolidated subsidiaries." In related transactions, the Company entered into interest rate swap agreements with two financial institutions which effectively converted the MIPS from a fixed dividend rate to the floating, 30-day LIBOR plus 60.5 basis points, approximately 6.3% and 6.6% at December 31, 1995 and 1994, respectively.

    Dividends, net of tax, on the MIPS were $3.2 million and $1.8 million in 1995 and 1994, respectively, before consideration of the interest rate swap agreements. On a swap-adjusted basis, dividends were $2.4 million and $1.1 million in 1995 and 1994, respectively.

NOTE F -- ACQUISITIONS
    In April 1994 the Company acquired through coinsurance a block of payroll deduction policies. In October 1994, the Company acquired through coinsurance a block of individual life insurance policies. In June 1995 the Company acquired through coinsurance a block of term life insurance policies.

    On March 20, 1995, the Company acquired National Health Care Systems of Florida, Inc. (also known as "DentiCare"). The purchase price was $38.3 million and was paid with a combination of the Company's Common Stock ($30.7 million) and cash ($7.6 million). In connection with the acquisition, the Company reissued 1,316,458 shares of its Common Stock previously held as Treasury Stock. The Company recorded $32.4 million of goodwill in connection with this acquisition, which is being amortized using the straight line method over forty years.

    These transactions have been accounted for as purchases, and the results of the transactions have been included in the accompanying financial statements since the effective dates of the agreements.

   (ALL DOLLAR AMOUNTS IN TABLES ARE IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

NOTE G -- COMMITMENTS AND CONTINGENT LIABILITIES
    The Company is contingently liable to obtain a $20 million letter of credit under indemnity agreements with its directors. Such agreements provide insurance protection in excess of the directors' and officers' liability insurance in force at the time up to $20 million. Should certain events occur constituting a change in control of the Company, the Company must obtain the letter of credit upon which directors may draw for defense or settlement of any claim relating to performance of their duties as directors. The Company has similar agreements with certain of its officers providing up to $10 million in indemnification which are not secured by the obligation to obtain a letter of credit.

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

    A number of civil jury verdicts have been returned against life and health insurers in the jurisdictions in which the Company does business involving the insurers' sales practices, alleged agent misconduct, failure to properly supervise agents, and other matters. Some of the lawsuits have resulted in the award of substantial judgments against the insurer, including material amounts of punitive damages. In some states, juries have substantial discretion in awarding punitive damages in these circumstances. The Company and its subsidiaries, like other life and health insurers, from time to time are involved in such litigation. To date, no such lawsuit has resulted in the award of any significant amount of damages against the Company. Although the outcome of any litigation cannot be predicted with certainty, the Company is not aware of any litigation that will have a material adverse effect on the financial position of the Company.

NOTE H -- STOCKHOLDERS' EQUITY AND RESTRICTIONS
    On May 1, 1995, the Company's Board of Directors approved a two-for-one split of the Company's Common Stock in the form of a 100% stock dividend on June 1, 1995. Stockholders' equity has been restated to give retroactive recognition to the stock split for all periods presented by reclassifying from retained earnings to common stock the par value of the additional shares arising from the stock split. In addition, all references to number of shares and per share amounts included herein have been restated to reflect the stock split.

    The Company has a Rights Agreement that provides rights to holders of the Company's Common Stock to purchase Series A Junior Participating Cumulative Preferred Stock, or in certain circumstances, either Common Stock or common stock of an acquiring company at one half the market price of such Common Stock or common stock, as the case may be. The rights will become exercisable if certain events occur with respect to the Company, including the acquisition by a person or group of 15% or more of the Company's Common Stock. The Company can redeem the rights at $.01 per right in certain circumstances including until ten business days following a public announcement that 15% or more of the Company's Common Stock has been acquired by a person or group.

    Stockholders have authorized 4,000,000 shares of Preferred Stock, $1.00 par value. Other terms, including preferences, voting, and conversion rights, may be established by the Board of Directors. In connection with the Rights Agreement, 400,000 of these shares have been designated as Series A Junior Participating Cumulative Preferred Stock, $1.00 par value, and were unissued at December 31, 1995. The remaining 3,600,000 shares of Preferred Stock, $1.00 par value, were also unissued at December 31, 1995.

    The Company has an Employee Stock Ownership Plan (ESOP). In 1990 shares of the Company's Common Stock, which had been held by Protective Life and accounted for as treasury shares, were transferred to the ESOP in exchange for a note. The stock is used to match employee contributions to the Company's 401(k) Plan and to provide other employee benefits. The stock held by the ESOP that has not yet been used is the unallocated stock shown as a reduction to stockholders' equity. The ESOP

   (ALL DOLLAR AMOUNTS IN TABLES ARE IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

NOTE H -- STOCKHOLDERS' EQUITY AND RESTRICTIONS (CONTINUED) shares are dividend-paying and therefore are considered outstanding for earnings per share calculations. Dividends on the shares are used to pay the ESOP's note to Protective Life. If certain events associated with a change in control of the Company occur, any unallocated shares held by the ESOP will become allocable to employee 401(k) accounts.

    The Company may from time to time transfer or buy in the open market additional shares of Common Stock to complete its 401(k) employer match obligation. Accordingly, in 1994, the Company transferred 136 shares of Common Stock to the ESOP and transferred another 16,158 shares during 1995.

    Since 1973 the Company has had a Performance Share Plan to motivate senior management to focus on the Company's long-range earnings performance. The criterion for payment of performance share awards is based upon a comparison of the Company's average return on average equity over an award period to that of a comparison group of publicly held life insurance companies, multiline insurers, and insurance holding companies. If the Company's results are below the median of the comparison group, no portion of the award is earned. If the Company's results are at or above the 90th percentile, the award maximum is earned. Under the plan approved by stockholders in 1992, up to 1,200,000 shares may be issued in payment of awards. The number of shares granted in 1995, 1994, and 1993 were 85,700, 62,140, and 72,610 shares, respectively, having an approximate market value on the grant date of $1.9 million, $1.4 million, and $1.0 million, respectively. At December 31, 1995, outstanding awards measured at target and maximum payouts were 278,730 and 391,927 shares, respectively. The expense recorded by the Company for the Performance Share Plan was $2.9 million, $3.6 million, and $4.3 million in 1995, 1994, and 1993, respectively. The expense recorded reflects increases in the market value of the Company's Common Stock since the grant date.

    The Company has established deferred compensation plans for directors and officers. Compensation deferred is credited to the directors and officers in cash or Common Stock equivalents or a combination thereof. The Company may from time to time issue or buy in the open market shares of Common Stock to fulfill its obligation under the plans. At December 31, 1995, the plans had 223,049 shares of Common Stock equivalents credited to directors and officers.

    At   December  31,   1995,  approximately   $180  million   of  consolidated
stockholders' equity, excluding net unrealized losses on investments, represented net assets of the Company's insurance subsidiaries that cannot be transferred in the form of dividends, loans, or advances to the parent company. In addition, the company's insurance subsidiaries are subject to various state statutory and regulatory restrictions on the insurance subsidiaries' ability to pay dividends to Protective Life Corporation. In general, dividends up to specified levels are considered ordinary and may be paid thirty days after written notice to the insurance commissioner of the state of domicile unless such commissioner objects to the dividend prior to the expiration of such period. Dividends in larger amounts are considered extraordinary and are subject to affirmative prior approval by such commissioner. The maximum amount that would qualify as ordinary dividends to the Company by its insurance subsidiaries in 1996 is estimated to be $129 million.

NOTE I -- RELATED PARTY MATTERS
    Certain corporations with which the Company's directors were affiliated paid the Company premiums and policy fees for various types of group insurance. Such premiums and policy fees amounted to $21.2 million, $21.1 million, and $10.3 million in 1995, 1994, and 1993, respectively. The Company paid commissions, interest, and service fees to these same corporations totaling $5.3 million, $4.9 million, and $6.1 million, in 1995, 1994, and 1993, respectively.

   (ALL DOLLAR AMOUNTS IN TABLES ARE IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

NOTE J -- BUSINESS SEGMENTS
    The Company operates predominantly in the life and accident and health insurance industry. The following table sets forth revenues, income before income tax, and identifiable assets of the Company's business segments. The primary components of revenues are premiums and policy fees, net investment income, and realized investment gains and losses. Premiums and policy fees are attributed directly to each business segment. Net investment income is allocated based on directly related assets required for transacting that segment of business.

    Realized investment gains (losses) and expenses are allocated to the segments in a manner which most appropriately reflects the operations of that segment. Unallocated realized investment gains (losses) are deemed not to be associated with any specific segment.

    Assets are allocated based on policy liabilities and deferred policy acquisition costs directly attributable to each segment.

    There are no significant intersegment transactions.

                                                  1995        1994        1993
                                               ----------  ----------  ----------
                                                     (DOLLARS IN THOUSANDS)
TOTAL REVENUES
Acquisitions.................................  $  193,544  $  170,659  $  123,855
Financial Institutions.......................      34,533     108,406      97,511
Group........................................     180,262     148,313     143,423
Guaranteed Investment Contracts..............     199,468     183,591     167,233
Individual Life..............................     147,580     122,452     111,654
Investment Products..........................     106,977      87,702      80,115
Corporate and Other..........................      17,140      22,059      33,970
Unallocated Realized Investment Gains
 (Losses)....................................         583       5,266       1,876
                                               ----------  ----------  ----------
                                               $  880,087  $  848,448  $  759,637
                                               ----------  ----------  ----------
                                               ----------  ----------  ----------
Acquisitions.................................        22.0%       20.1%       16.3%
Financial Institutions.......................         3.9        12.8        12.9
Group........................................        20.5        17.5        18.9
Guaranteed Investment Contracts..............        22.7        21.6        22.0
Individual Life..............................        16.8        14.5        14.7
Investment Products..........................        12.1        10.3        10.6
Corporate and Other..........................         1.9         2.6         4.4
Unallocated Realized Investment Gains
 (Losses)....................................         0.1         0.6         0.2
                                               ----------  ----------  ----------
                                                    100.0%      100.0%      100.0%
                                               ----------  ----------  ----------
                                               ----------  ----------  ----------

   (ALL DOLLAR AMOUNTS IN TABLES ARE IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

NOTE J -- BUSINESS SEGMENTS (CONTINUED)

                                                  1995        1994        1993
                                               ----------  ----------  ----------
                                                     (DOLLARS IN THOUSANDS)
INCOME BEFORE INCOME TAX
Acquisitions.................................  $   51,393  $   39,176  $   29,845
Financial Institutions.......................       9,197       9,581       8,196
Group........................................      12,379      11,085      10,394
Guaranteed Investment Contracts..............      30,255      30,143      25,405
Individual Life..............................      15,968      16,976      20,064
Investment Products..........................      11,392      (1,602)      2,931
Corporate and Other*.........................     (10,133)     (4,452)    (13,667)
Unallocated Realized Investment Gains
 (Losses)....................................         583       5,266       1,876
                                               ----------  ----------  ----------
                                               $  121,034  $  106,173  $   85,044
                                               ----------  ----------  ----------
                                               ----------  ----------  ----------
Acquisitions.................................        42.5%       36.9%       35.1%
Financial Institutions.......................         7.6         9.0         9.6
Group........................................        10.2        10.4        12.2
Guaranteed Investment Contracts..............        25.0        28.4        29.9
Individual Life..............................        13.2        16.0        23.6
Investment Products..........................         9.4        (1.5)        3.5
Corporate and Other..........................        (8.4)       (4.2)      (16.1)
Unallocated Realized Investment Gains
 (Losses)....................................         0.5         5.0         2.2
                                               ----------  ----------  ----------
                                                    100.0%      100.0%      100.0%
                                               ----------  ----------  ----------
                                               ----------  ----------  ----------
IDENTIFIABLE ASSETS
Acquisitions.................................  $1,255,542  $1,204,883  $1,076,182
Financial Institutions.......................     268,782     215,878     192,486
Group........................................     278,094     215,997     208,968
Guaranteed Investment Contracts..............   2,537,045   2,211,181   2,041,564
Individual Life..............................     890,198     731,026     642,325
Investment Products..........................   1,580,519   1,286,744     879,365
Corporate and Other..........................     421,077     264,575     275,115
                                               ----------  ----------  ----------
                                               $7,231,257  $6,130,284  $5,316,005
                                               ----------  ----------  ----------
                                               ----------  ----------  ----------
Acquisitions.................................        17.4%       19.7%       20.2%
Financial Institutions.......................         3.7         3.5         3.6
Group........................................         3.8         3.5         3.9
Guaranteed Investment Contracts..............        35.1        36.1        38.4
Individual Life..............................        12.3        11.9        12.1
Investment Products..........................        21.9        21.0        16.6
Corporate and Other..........................         5.8         4.3         5.2
                                               ----------  ----------  ----------
                                                    100.0%      100.0%      100.0%
                                               ----------  ----------  ----------
                                               ----------  ----------  ----------

------------------------
*Income  before income  tax for  the Corporate  and Other  segment has  not been reduced by pretax minority interest of $4,950 in 1995, $2,764 in 1994, and $19 in 1993.

NOTE K -- EMPLOYEE BENEFIT PLANS
    The Company has a defined benefit pension plan covering substantially all of its employees. The benefits are based on years of service and the employee's highest thirty-six consecutive months of compensation. The Company's funding policy is to contribute amounts to the plan sufficient to meet the minimum funding requirements of ERISA plus such additional amounts as the Company may determine to be appropriate from time to time. Contributions are intended to provide not only for benefits attributed to service to date but also for those expected to be earned in the future.

   (ALL DOLLAR AMOUNTS IN TABLES ARE IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

NOTE K -- EMPLOYEE BENEFIT PLANS (CONTINUED)
    The actuarial present value of benefit obligations and the funded status of the plan at December 31 are as follows:

                                                                                     1995       1994
                                                                                   ---------  ---------
Accumulated benefit obligation, including vested benefits of $16,676 in 1995 and
 $11,992 in 1994.................................................................  $  17,415  $  12,348
                                                                                   ---------  ---------
                                                                                   ---------  ---------
Projected benefit obligation for service rendered to date........................  $  24,877  $  20,302
Plan assets at fair value (group annuity contract with Protective Life)..........     18,254     15,679
                                                                                   ---------  ---------
Plan assets less than the projected benefit obligation...........................     (6,623)    (4,623)
Unrecognized net loss from past experience different from that assumed...........      4,882      2,400
Unrecognized prior service cost..................................................        805        905
Unrecognized net transition asset................................................        (84)      (101)
                                                                                   ---------  ---------
Net pension liability recognized in balance sheet................................  $  (1,020) $  (1,419)
                                                                                   ---------  ---------
                                                                                   ---------  ---------

    Net pension cost includes the following components for the years ended December 31:

                                                                           1995       1994       1993
                                                                         ---------  ---------  ---------
Service cost -- benefits earned during the year........................  $   1,540  $   1,433  $   1,191
Interest cost on projected benefit obligation..........................      1,636      1,520      1,396
Actual return on plan assets...........................................     (1,358)    (1,333)    (1,270)
Net amortization and deferral..........................................        114        210        704
                                                                         ---------  ---------  ---------
Net pension cost.......................................................  $   1,932  $   1,830  $   2,021
                                                                         ---------  ---------  ---------
                                                                         ---------  ---------  ---------

    Assumptions used to determine the benefit obligations as of December 31 were as follows:

                                                                                1995         1994         1993
                                                                             -----------  -----------  -----------
Weighted average discount rate.............................................       7.25%        8.00%        7.50%
Rates of increase in compensation level....................................       5.25%        6.00%        5.50%
Expected long-term rate of return on assets................................       8.50%        8.50%        8.50%

    Assets of the pension plan are included in the general assets of Protective Life. Upon retirement, the amount of pension plan assets vested in the retiree are used to purchase a single premium annuity from Protective Life in the retiree's name. Therefore, amounts presented above as plan assets exclude assets relating to retirees.

    The Company also sponsors an unfunded Excess Benefits Plan, which is a nonqualified plan that provides defined pension benefits in excess of limits imposed by federal tax law. At December 31, 1995, the projected benefit obligation of this plan totaled $5.7 million.

    In addition to pension benefits, the Company provides limited healthcare benefits to eligible retired employees until age 65. The postretirement benefit is provided by an unfunded plan. At December 31, 1995, the liability for such benefits totaled $1.5 million. The expense recorded by the Company was $0.2 million in 1995, 1994, and 1993. The Company's obligation is not materially affected by a 1% change in the healthcare cost trend assumptions used in the calculation of the obligation.

    Life insurance benefits for retirees are provided through the purchase of life insurance policies upon retirement equal to the employees' annual compensation. This plan is partially funded at a maximum of $50,000 face amount of insurance.

    The Company sponsors a defined contribution retirement plan which covers substantially all employees. Employee contributions are made on a before-tax basis as provided by Section 401(k) of the

   (ALL DOLLAR AMOUNTS IN TABLES ARE IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

NOTE K -- EMPLOYEE BENEFIT PLANS (CONTINUED)
Internal Revenue Code. In 1990 the Company established an Employee Stock Ownership Plan (ESOP) to match voluntary employee contributions to the Company's 401(k) Plan. In 1994 a stock bonus was added to the 401(k) Plan for employees who are not otherwise under a bonus plan. Expense related to the ESOP consists of the cost of the shares allocated to participating employees plus the interest expense on the ESOP's note payable to the Company less dividends on shares held by the ESOP. All shares held by the ESOP are treated as outstanding for purposes of computing the Company's earnings per share. At December 31, 1995, the Company had committed 70,088 shares to be released to fund employee benefits. The expense recorded by the Company for these employee benefits was $0.7 million, $0.6 million, and $0.3 million in 1995, 1994, and 1993, respectively.

NOTE L -- REINSURANCE
    The Company assumes risks from, and reinsures certain parts of its risks with other insurers under yearly renewable term, coinsurance, and modified coinsurance agreements. Yearly renewable term and coinsurance agreements are accounted for by passing a portion of the risk to the reinsurer. Generally, the reinsurer receives a proportionate part of the premiums less commissions and is liable for a corresponding part of all benefit payments. Modified coinsurance is accounted for similarly to coinsurance except that the liability for future policy benefits is held by the original company, and settlements are made on a net basis between the companies. While the amount retained on an individual life will vary based upon age and mortality prospects of the risk, the Company generally will not carry more than $500,000 individual life insurance on a single risk.

    The Company has reinsured approximately $17.5 billion, $8.6 billion, and $7.5 billion in face amount of life insurance risks with other insurers representing $116.1 million, $46.0 million, and $37.9 million of premium income for 1995, 1994, and 1993, respectively. The Company has also reinsured accident and health risks representing $217.1 million, $126.5 million, and $88.9 million of premium income for 1995, 1994, and 1993, respectively. In 1995 and 1994, policy and claim reserves relating to insurance ceded of $232.3 million and $120.0 million, respectively, are included in reinsurance receivables. Should any of the reinsurers be unable to meet its obligation at the time of the claim, obligation to pay such claim would remain with the Company. At December 31, 1995 and 1994, the Company had paid $4.1 million and $5.4 million, respectively, of ceded benefits which are recoverable from reinsurers.

    During 1995 the Company entered into a reinsurance agreement whereby all of the Company's new credit insurance sales are being ceded to a reinsurer. Included in the preceding paragraph are credit life and credit accident and health insurance premiums of $68.2 million and $57.6 million, respectively, and reserves totaling $100.8 million which were ceded during 1995.

   (ALL DOLLAR AMOUNTS IN TABLES ARE IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

NOTE M -- ESTIMATED MARKET VALUES OF FINANCIAL INSTRUMENTS
    The carrying amounts and estimated market values of the Company's financial instruments at December 31 are as follows:

                                                                   1995                          1994
                                                       ----------------------------  ----------------------------
                                                         CARRYING       ESTIMATED      CARRYING       ESTIMATED
                                                          AMOUNTS     MARKET VALUES     AMOUNTS     MARKET VALUES
                                                       -------------  -------------  -------------  -------------
Assets (see Notes A and C):
Investments:
  Fixed maturities...................................  $   3,892,008  $   3,892,008  $   3,493,646  $   3,493,646
  Equity securities..................................         38,711         38,711         45,005         45,005
  Mortgage loans on real estate......................      1,834,357      2,001,081      1,487,795      1,535,300
  Short-term investments.............................         53,591         53,591         59,541         59,541
Cash.................................................         11,392         11,392          4,468          4,468
Liabilities (see Notes A and E):
Debt:
  Notes payable to banks.............................         40,500         40,500         23,000         23,000
  Senior Notes.......................................         75,000         75,000         75,000         75,000
Monthly Income Preferred Securities..................         55,000         58,300         55,000         54,700
Other (see Note A):
  Futures contracts..................................                          (633)                         (416)
  Interest rate swaps................................                         5,658                       (13,715)

NOTE N -- CONSOLIDATED QUARTERLY RESULTS -- UNAUDITED
    Protective Life Corporation's unaudited consolidated quarterly operating data for the years ended December 31, 1995 and 1994, are presented below. In the opinion of management, all adjustments (consisting of normal recurring accruals) necessary for a fair presentation of quarterly results have been reflected in the data which follow. It is also management's opinion, however, that quarterly operating data for insurance enterprises are not indicative of results to be achieved in succeeding quarters or years. In order to obtain a more accurate indication of performance, there should be a review of operating results, changes in stockholders' equity, and cash flows for a period of several years. Fluctuation in short-term performance may be due to the long-term nature of the insurance business, seasonal patterns in premium production and policy claims, as well as to the varying yields obtained on invested assets. The data below should be read in conjunction with the "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere herein.

                                                      FIRST           SECOND          THIRD           FOURTH
1995                                                 QUARTER         QUARTER         QUARTER         QUARTER
------------------------------------------------  --------------  --------------  --------------  --------------
Premiums and policy fees........................  $       90,562  $       93,685  $       93,213  $       92,428
Net investment income...........................         112,663         118,046         123,894         121,321
Realized investment gains (losses)..............           2,619            (555)          1,337          (1,789)
Other income....................................           4,533           8,938           8,924          10,268
                                                  --------------  --------------  --------------  --------------
  Total revenues................................         210,377         220,114         227,368         222,228
Benefits and expenses...........................         180,805         192,244         193,664         192,340
                                                  --------------  --------------  --------------  --------------
Income before income tax........................          29,572          27,870          33,704          29,888
Income tax expense..............................           9,759           9,197          12,034          10,162
Minority interest...............................             804             804             804             805
                                                  --------------  --------------  --------------  --------------
Net income......................................  $       19,009  $       17,869  $       20,866  $       18,921
                                                  --------------  --------------  --------------  --------------
Net income per share............................  $          .69  $          .62  $          .72  $          .65
                                                  --------------  --------------  --------------  --------------
Average shares outstanding......................      27,599,922      28,766,664      28,775,118      28,934,174
                                                  --------------  --------------  --------------  --------------
                                                  --------------  --------------  --------------  --------------

   (ALL DOLLAR AMOUNTS IN TABLES ARE IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

NOTE N -- CONSOLIDATED QUARTERLY RESULTS -- UNAUDITED (CONTINUED)

                                                      FIRST           SECOND          THIRD           FOURTH
1994                                                 QUARTER         QUARTER         QUARTER         QUARTER
------------------------------------------------  --------------  --------------  --------------  --------------
Premiums and policy fees........................  $       89,437  $       98,049  $      101,876  $      113,410
Net investment income...........................         100,248          98,637         105,762         113,178
Realized investment gains (losses)..............           2,297            (564)          3,122           1,443
Other income....................................           3,562           7,647           2,185           8,159
                                                  --------------  --------------  --------------  --------------
  Total revenues................................         195,544         203,769         212,945         236,190
Benefits and expenses...........................         171,165         179,316         184,311         207,483
                                                  --------------  --------------  --------------  --------------
Income before income tax........................          24,379          24,453          28,634          28,707
Income tax expense..............................           7,801           7,825           9,163           9,187
Minority interest...............................                             188             804             804
                                                  --------------  --------------  --------------  --------------
Net income......................................  $       16,578  $       16,440  $       18,667  $       18,716
                                                  --------------  --------------  --------------  --------------
Net income per share............................  $          .61  $          .60  $          .68  $          .68
                                                  --------------  --------------  --------------  --------------
Average shares outstanding......................      27,389,792      27,399,262      27,402,166      27,425,584
                                                  --------------  --------------  --------------  --------------
                                                  --------------  --------------  --------------  --------------

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Directors and Stockholders of
 Protective Life Corporation Birmingham, Alabama

    We have audited the accompanying consolidated balance sheets of Protective Life Corporation and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

    In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Protective Life Corporation and subsidiaries as of December 31, 1995 and 1994, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

    As discussed in Note A to the Consolidated Financial Statements, the Company changed its method of accounting for stock-based employee compensation plans in 1995. Also, as discussed in Note A, the Company changed its method of accounting for certain investments in debt and equity securities in 1993.

                                          Coopers & Lybrand L.L.P.

Birmingham, Alabama
February 12, 1996