Form 10-K405, Exhibit 13
period 1996-12-31
PROTECTIVE LIFE CORP
filed 1997-03-27
CIK 355429

                               Exhibit 13

               Management's Discussion And Analysis Of Financial
                       Condition And Results Of Operations

RESULTS OF OPERATIONS

Premiums and Policy Fees
The following table sets forth for the periods shown the amount of premiums and policy fees and the percentage change from the prior period:


                  Premiums and Policy Fees
       Year Ended           Amount           Percentage
       December 31      (in thousands)        Increase

          1994         $402,772                 8.6%
          1995          432,576                 7.4
          1996          494,153                14.2
===================================================



Premiums and policy fees increased $29.8 million or 7.4% in 1995 over 1994. The 1994 assumptions of two blocks of policies by the Acquisitions Division resulted in an $11.1 million increase in premiums and policy fees in 1995. On June 15, 1995, the Division coinsured a block of policies which resulted in an $8.3 million increase in premiums and policy fees. Decreases in older acquired blocks of policies represented a $7.2 million decrease in premiums and policy fees. Premiums and policy fees from the Financial Institutions Division decreased $32.4 million. This resulted from a reinsurance arrangement begun in the 1995 first quarter whereby most of the Division's new credit insurance sales are being ceded to a reinsurer. Increases in premiums and policy fees from the Group and Individual Life Divisions represent increases of $32.3 million and $14.1 million, respectively. On March 20, 1995, the Company completed its acquisition of National Health Care Systems of Florida, Inc. (NHCS, also known as DentiCare), based in Jacksonville, Florida. DentiCare operates prepaid dental plans (also referred to as dental health maintenance organizations or dental capitation plans). The acquisition represented $20.9 million of the increase in Group Division premiums and policy fees. Policy fees from the Investment Products Division increased $2.9 million.
   Premiums and policy fees increased $61.6 million or 14.2% in 1996 over 1995. The coinsurance by the Acquisitions Division of three blocks of policies in the first and fourth quarters of 1996 resulted in a $19.2 million increase in premiums and policy fees. Decreases in older acquired blocks resulted in an $11.1 million decrease in premiums and policy fees. Premiums and policy fees from the Financial Institutions Division increased $7.8 million. This resulted from the coinsurance of a block of policies in the second quarter of 1996 representing a $32.6 million increase in premiums and policy fees. This increase was largely offset by decreases resulting from the reinsurance arrangement begun in 1995. Premiums and policy fees from the Group Division increased
$25.3 million. Premiums and policy fees related to the Group Division's dental business increased $33.7 million. This increase was partially offset by a reduction to premiums related to a refund of premiums to certain cancer insurance policyholders and to decreases in traditional group health premiums. Increases in premiums and policy fees from the Individual Life and Investment Product Divisions were $17.7 million and $3.6 million, respectively.
   On October 7, 1996, the Company announced that it would make voluntary refunds to certain of its cancer insurance policyholders and would reduce premium rates charged to such policyholders until certain conditions are met. The estimated refunds reduced the Group Division's premiums and policy fees, as noted above.

Net Investment Income

The following table sets forth for the periods shown the amount of net investment income, the percentage change from the prior period, and the percentage earned on average cash and investments:


                   Net Investment Income
                                                 Percentage
                                                   Earned
 Year Ended        Amount      Percentage     on Average Cash
 December 31   (in thousands)   Increase       and Investments

     1994     $417,825            15.4%             8.3%
     1995      475,924            13.9              8.2
     1996      517,483             8.7              8.1
=======================================================

   Net investment income in 1995 was $58.1 million or 13.9% higher, and in 1996 was $41.6 million or 8.7% higher than the preceding year, primarily due to increases in the average amount of invested assets. Invested assets have increased primarily due to receiving annuity and guaranteed investment contract
(GIC) deposits and to acquisitions. The assumption of two blocks of policies in 1994 and one block of policies in the second quarter of 1995 resulted in an increase in net investment income of $8.9 million in 1995. The assumption of four blocks of policies during 1996 resulted in an increase in net investment income of $18.4 million.
   The percentage earned on average cash and investments in 1995 was 8.2%, and in 1996 was 8.1%, each slightly below that of the preceding year due to a general decline in interest rates.

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


              Realized Investment Gains (Losses)
            Year Ended                    Amount
            December 31               (in thousands)

              1994                     $6,298
              1995                      1,612
              1996                      5,510
              ===============================

   The Company maintains an allowance for uncollectible amounts on investments. The allowance totaled $33.4 million at December 31, 1995 and $31.6 million at December 31, 1996.
   Realized investment gains in 1995 of $21.6 million were largely offset by realized investment losses of $20.0 million. Realized investment losses in 1995 were reduced by a $2.5 million reduction to the allowance for uncollectible amounts on investments. Realized investment gains in 1996 of $19.3 million were largely offset by realized investment losses of $13.8 million. In the 1996 first quarter, the Company sold $554 million of its commercial mortgage loans in a securitization transaction, resulting in a $6.1 million realized investment gain. Realized investment losses in 1996 were reduced by a $1.8 million reduction to the allowance for uncollectible amounts on investments.


Other Income

The following table sets forth other income for the periods shown:

                          Other Income
            Year Ended                    Amount
            December 31               (in thousands)

              1994                    $21,553
              1995                     11,768
              1996                     20,857
              ===============================

   Other income consists primarily of revenues of the Company's broker-dealer subsidiary, fees from variable insurance products and administrative-services-only types of group accident and health insurance contracts, revenues of the Company's insurance marketing organizations and small noninsurance subsidiaries, and the results of the Company's 50%-owned joint venture in Hong Kong. In 1994 the Company received $8.2 million in settlement of litigation. Other income from all other sources decreased $1.6 million in 1995. In 1996, revenues from the Company's broker-dealer subsidiary increased $4.2 million. Other income from all other sources increased $4.9 million.

Income Before Income Tax

The following table sets forth income or loss before income tax by business segment for the periods shown:


                    Income (Loss) Before Income Tax
                        Year Ended December 31
                            (in thousands)


Business Segment           1994        1995        1996
--------------------------------------------------------

Acquisitions            $ 37,328    $ 48,490    $ 52,670
Financial Institutions     9,024       8,375       9,531
Group                     10,139      10,060       5,138
Guaranteed Investment
    Contracts             29,005      27,649      32,119
Individual Life           13,933      13,490      15,151
Investment Products         (705)      9,724      11,595
Corporate and Other*       2,183       2,663       7,020
Unallocated Realized
    Investment Gains
    (Losses)               5,266         583       6,517
--------------------------------------------------------

                        $106,173    $121,034    $139,741
========================================================


*Income before income tax for the Corporate and Other segment has not been reduced by pretax minority interest of $2,764 in 1994 and $4,950 in 1995 and 1996.


   In the 1996 first quarter the Company changed the way it allocates certain expenses to its operating divisions. Accordingly, prior period division results have been restated to reflect the change.
   Earnings from the Acquisitions Division are normally expected to decline over time (due to the lapsing of policies resulting from deaths of insureds or terminations of coverage) unless new acquisitions are made. In the ordinary course of business, the Acquisitions Division regularly considers acquisitions of smaller insurance companies or blocks of policies. 1995 pretax earnings from the Acquisitions Division increased $11.2 million to $48.5 million. The two blocks of policies coinsured during 1994 and the block of policies coinsured during the second quarter of 1995 represent $10.4 million of the increase. The Division's 1996 pretax earnings increased $4.2 million to $52.7 million. The Division's most recent acquisitions resulted in a $4.7 million increase in pretax earnings.
   The Financial Institutions Division's 1995 pretax earnings of $8.4 million were $0.6 million lower than 1994. In 1995 the Division entered into a reinsurance arrangement whereby all of the Division's new credit insurance sales are being ceded to a reinsurer. The Division also ceded a block of older policies. Though the Division's reported earnings were reduced by approximately $2.0 million, these reinsurance transactions are expected to improve the Division's return on investment. The Division's pretax earnings increased $1.1 million to $9.5 million in 1996. Included in the Division's 1996 results are earnings from the coinsurance of a block of policies in the second quarter of 1996. The reinsurance arrangement begun in the first quarter of 1995 reduced the Division's reported earnings by approximately $3.3 million, which was contemplated when the arrangement was entered into.
   The Group Division's 1995 pretax earnings of $10.1 million were even with 1994. Total dental earnings were $4.6 million, up $4.5 million. DentiCare represented $1.9 million of the increase. Lower traditional group life and health earnings offset higher dental earnings. The Division's 1996 pretax earnings of $5.1 million were lower than 1995. The previously discussed refund of cancer premiums and related expenses resulted in a $6.8 million decrease in the Division's pretax earnings. Dental earnings improved $4.9 million and traditional group health earnings declined by $1.9 million.
   The Guaranteed Investment Contracts (GIC) Division had pretax operating earnings of $31.6 million in 1995 and $40.1 million in 1996. Operating earnings in 1995 were benefited by lower expenses and a favorable interest rate environment. This increase was also partially due to the growth in GIC deposits. The 1996 increase was due to improved operating spreads and to the growth in GIC deposits. Realized investment losses associated with this Division in 1995 were $4.0 million as compared to $8.0 million in 1996. As a result, total pretax earnings were $27.6 million in 1995 and $32.1 million in 1996. The rate of growth in GIC deposits has decreased as the amount of maturing contracts has increased.
   The Individual Life Division had 1995 pretax earnings of $13.5 million, $0.4 million lower than 1994. The Division had 1996 pretax operating earnings of $14.0 million, $0.5 million above 1995. Realized investment gains, net of related amortization of deferred policy acquisition costs, associated with this Division were $1.2 million in 1996. As a result, total pretax earnings were $15.2 million in 1996 which was $1.7 million higher than 1995 in which there were no realized investment gains.
   The Investment Products Division's 1995 pretax operating earnings of $6.4 million were $6.2 million higher than 1994. During 1994 the Division completed the amortization of the deferred policy acquisition costs related to its book value annuities. Accordingly, 1995 operating earnings were $7.2 million higher due to lower amortization. The Division also benefited from a favorable interest rate environment. The Division's 1996 pretax operating earnings were $9.6 million which was $3.2 million higher than 1995. Earnings increased primarily due to growth in variable annuity deposits. Realized investment gains, net of related amortization of deferred policy acquisition costs, were $3.3 million in 1995 as compared with $2.0 million in 1996. As a result, total pretax earnings were $9.7 million in 1995 and $11.6 million in 1996.
   The Corporate and Other segment consists primarily of net investment income on capital, interest expense on substantially all debt, the Company's 50%-owned joint venture in Hong Kong, several small insurance lines of business, and the operations of several small noninsurance subsidiaries. 1995 pretax income for this segment was $2.7 million. The segment's 1995 and 1996 results reflect $2.4 million and $2.2 million, respectively, of additional MIPS dividends reported as "minority interest in net income of consolidated subsidiaries" rather than expenses of the Corporate and Other segment. 1996 pretax earnings for this segment increased $4.3 million to $7.0 million due to improved operating results from the Company's joint venture in Hong Kong and increased net investment income on capital.

Income Tax Expense

The following table sets forth the effective income tax rates for the periods shown:


                      Income Tax Expense

     Year Ended December 31       Effective Income Tax Rates
             1994                             32%
             1995                             34
             1996                             34



Management's current estimate of the effective tax rate for 1997 is also 34%.



Net Income

The following table sets forth net income and net income per share for the periods shown (all references to prior period per share amounts have been restated to reflect a two-for-one stock split on June 1, 1995):


                             Net Income

    Year Ended           Amount           Per      Percentage
    December 31      (In thousands)      Share      Increase

       1994          $70,401             $2.57       24.4%
       1995           76,665              2.68        4.3
       1996           89,012              2.94        9.7
       ==================================================


   Net income per share in 1995 increased 4.3%, reflecting improved operating earnings in the Acquisitions, GIC, and Investment Products Divisions and the Corporate and Other segment, which were partially offset by lower realized investment gains and lower earnings in the Financial Institutions, Group, and Individual Life Divisions. Net income per share in 1996 was 9.7% higher than 1995, reflecting improved operating earnings in the Acquisitions, Financial Institutions, GIC, Individual Life, and Investment Products Divisions and Corporate and Other segment, and higher realized investment gains partially offset by lower earnings in the Group Division.


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

COMPETITION. Life and health insurance is a mature industry. In recent years, the industry has experienced virtually no growth in life insurance sales, though the aging population has increased the demand for retirement savings products. Life and health insurance is a highly competitive industry and the Company's Divisions encounter significant competition in all their respective lines of business from other insurance companies, many of which have greater financial resources than the Company, as well as competition from other providers of financial services.
    Management believes that the Company's ability to compete is dependent upon, among other things, its ability to attract and retain distribution channels to market its insurance and investment products, its ability to develop competitive and profitable products, its ability to maintain low unit costs, and its maintenance of strong claims-paying and financial strength ratings from rating agencies.
     The Company competes against other insurance companies and financial institutions in the origination of commercial mortgage loans.

RATINGS.  Ratings are an important  factor in the  competitive  position of life insurance companies. Rating organizations periodically review the financial performance and condition of insurers, including the Company's insurance subsidiaries. A downgrade in the ratings of the Company's life insurance subsidiaries could adversely affect its ability to sell its products and its
ability  to   compete   for   attractive   acquisition   opportunities.
     Rating organizations assign ratings based upon several factors. While most of the considered factors relate to the rated company, some of the factors relate to general economic conditions and circumstances outside the rated company's control.

POLICY CLAIMS FLUCTUATIONS. The Company's results may fluctuate from year to year on account of fluctuations in policy claims received by the Company.

LIQUIDITY AND INVESTMENT PORTFOLIO. Many of the products offered by the Company's life insurance subsidiaries allow policyholders and contractholders to withdraw their funds under defined circumstances. The Company's life insurance subsidiaries design products and configure investment portfolios so as to provide and maintain sufficient liquidity to support anticipated withdrawal demands and contract benefits and maturities. Asset/liability management programs and procedures are used to monitor the relative duration of the Company's assets and liabilities. While the Company's life insurance subsidiaries own a significant amount of liquid assets, many of their assets are relatively illiquid. Significant unanticipated withdrawal or surrender activity could, under some circumstances, compel the Company's life insurance subsidiaries to dispose of illiquid assets on unfavorable terms, which could have a material adverse effect on the Company.

INTEREST RATE FLUCTIUATIONS. Significant changes in interest rates expose life insurance companies to the risk of not earning anticipated spreads between the interest rate earned on investments and the interest rate credited to its life insurance and investment products. Both rising and declining interest rates can negatively affect the Company's spread income. For example, certain of the Company's insurance and investment products guarantee a minimum credited interest rate. While the Company develops and maintains asset/liability management programs and procedures designed to preserve spread income in rising or falling interest rate environments, no assurance can be given that significant changes in interest rates will not materially affect such spreads.
   Lower interest rates may result in lower sales of the Company's life insurance and investment products.

INVESTMENT RISKS. The Company's invested assets are subject to inherent risks of defaults and changes in market values. The value of the Company's commercial mortgage portfolio depends in part on the financial condition of the tenants occupying the properties on which the Company has made loans. Factors that may affect the overall default rate on, and market value of, the Company's invested assets include the level of interest rates, performance of the financial markets, and general economic conditions, as well as particular circumstances affecting the businesses of individual borrowers and tenants.

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

REGULATION AND TAXATION. The Company's insurance subsidiaries are subject to government regulation in each of the states in which they conduct business. Such regulation is vested in state agencies having broad administrative power dealing with all aspects of the insurance business including premium rates, benefits, marketing practices, advertising, policy forms, underwriting standards, and capital adequacy, and is concerned primarily with the protection of policyholders rather than stockholders. The Company cannot predict the form of any future regulatory initiatives.
   Under the Internal Revenue Code of 1986, as amended (the Code), income tax payable by policyholders on investment earnings is deferred during the accumulation period of certain life insurance and annuity products. This favorable tax treatment may give certain of the Company's products a competitive advantage over other non-insurance products. To the extent that the Code is revised to reduce the tax-deferred status of life insurance and annuity products, or to increase the tax-deferred status of competing products, all life insurance companies, including the Company's subsidiaries, would be adversely affected.
   The Company cannot predict what future initiatives the President or Congress may propose which may affect the life and health insurance industry and the Company.

LITIGATION. A number of civil jury verdicts have been returned against life and health insurers in the jurisdictions in which the Company does business involving the insurers' sales practices, alleged agent misconduct, failure to properly supervise agents, and other matters. Increasingly these lawsuits have resulted in the award of substantial judgments against the insurer that are disproportionate to the actual damages, including material amounts of punitive damages. In some states (including Alabama), juries have substantial discretion in awarding punitive damages which creates the potential for unpredictable material adverse judgments in any given punitive damages suit. The Company and its subsidiaries, like other life and health insurers, in the ordinary course of business, are involved in such litigation. The outcome of any such litigation cannot be predicted with certainty. In addition, in some lawsuits involving insurers' sales practices, insurers have made material settlement payments to end litigation.

RELIANCE UPON THE PERFORMANCE OF OTHERS. The Company has entered into various ventures involving other parties. Examples include, but are not limited to: many of the Company's products are sold through independent distribution channels; the Investment Products Division's variable annuity deposits are invested in funds managed by Goldman Sachs Asset Management and its affiliates; a portion of the sales in the Financial Institutions, Group, and Individual Life Divisions comes from arrangements with unrelated marketing organizations; and the Company has entered the Hong Kong insurance market in a joint venture with the Lippo Group. Therefore the Company's results may be affected by the performance of others.

REINSURANCE. As is customary in the insurance industry, the Company's insurance subsidiaries cede insurance to other insurance companies. However, the ceding insurance company remains liable with respect to ceded insurance should any reinsurer fail to meet the obligations assumed by it. Additionally, the Company assumes policies of other insurers. Any regulatory or other adverse development affecting the ceding insurer could also have an adverse effect on the Company.

Recently Issued Accounting Standards

In June 1996 the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." This statement is effective for transactions entered into after January 1, 1997.

Liquidity and Capital Resources

The Company's operations usually produce a positive cash flow. This cash flow is used to fund an investment portfolio to finance future benefit payments. Since future benefit payments largely represent medium- and long-term obligations reserved using certain assumed interest rates, the Company's investments are predominantly in medium- and long-term, fixed-rate investments such as bonds and mortgage loans.
   Many of the Company's products contain surrender charges and other features which reward persistency and penalize the early withdrawal of funds. Surrender charges for these products are generally sufficient to cover the Company's unamortized deferred policy acquisition costs with respect to the policy being surrendered. GICs and certain annuity contracts have market value adjustments that protect the Company against investment losses if interest rates are higher at the time of surrender than at the time of issue.
  The Company's investments in debt and equity securities are reported at market value, and investments in mortgage loans are reported at amortized cost. At December 31, 1996, the fixed maturity investments (bonds, bank loan participations, and redeemable preferred stocks) had a market value of $4,686.1 million, which is less than 1% below amortized cost (less allowances for uncollectible amounts on investments) of $4,671.6 million. The Company had $1,503.1 million in mortgage loans at December 31, 1996. While the Company's mortgage loans do not have quoted market values, at December 31, 1996, the Company estimates the market value of its mortgage loans to be $1,581.7 million (using discounted cash flows from the next call date) which is 5.2% above amortized cost. Most of the Company's mortgage loans have significant prepayment penalties. These assets are invested for terms approximately corresponding to anticipated future benefit payments. Thus, market fluctuations should not adversely affect liquidity.
   For several years the Company has offered a type of commercial loan under which the Company will permit a slightly higher loan-to-value ratio in exchange for a participating interest in the cash flows from the underlying real estate. Approximately $498 million of the Company's mortgage loans has this participation feature.
   At December 31, 1996, delinquent mortgage loans and foreclosed properties were 0.3% of assets. Bonds rated less than investment grade were 1.4% of assets. Additionally, the Company had bank loan participations that were less than investment grade, representing 0.5% of assets. The Company does not expect these investments to adversely affect its liquidity or ability to maintain proper matching of assets and liabilities. The Company's allowance for uncollectible amounts on investments was $31.6 million at December 31, 1996.
   Policy loans at December 31, 1996, were $166.7 million, a decrease of $0.8 million from December 31, 1995, (after excluding the $24.1 million of policy loans obtained through acquisitions). Policy loan rates are generally in the 4.5% to 8.0% range. Such rates at least equal the assumed interest rates used for future policy benefits.
   The Company believes its asset/liability management programs and procedures and certain product features provide significant protection for the Company against the effects of changes in interest rates. However, approximately one-fourth of the Company's liabilities relates to products (primarily whole life insurance) the profitability of which may be affected by changes in interest rates. The effect of such changes in any one year is not expected to be material. Additionally, the Company believes its asset/liability management programs and procedures provide sufficient liquidity to enable it to fulfill its obligation to pay benefits under its various insurance and deposit contracts.
   The Company's asset/liability management programs and procedures involve the monitoring of asset and liability durations for various product lines; cash flow testing under various interest rate scenarios; and the continuous rebalancing of assets and liabilities with respect to yield, risk, and cash flow characteristics. It is the Company's general policy to maintain asset and liability durations within 10% of one another, although from time to time a broader interval may be allowed.
   The Company does not use derivative financial instruments for trading purposes. Combinations of futures contracts and options on treasury notes are sometimes used as hedges for asset/liability management of certain investments, primarily mortgage loans on real estate, mortgage-backed securities, and liabilities arising from interest-sensitive products such as GICs and annuities. Realized investment gains and losses of such contracts are deferred and amortized over the life of the hedged asset. Net realized losses, incurred due to a decline in interest rates, of $0.2 million were deferred in 1996. At December 31, 1996, open futures contracts with a notional amount of $805.0 million were in a $1.9 million net unrealized loss position.
   The Company may also sometimes use interest rate swap contracts and options to enter into interest rate swap contracts (swaptions) to convert certain investments from a variable rate of interest to a fixed rate of interest and from a fixed rate to a variable rate of interest, and to convert its Senior Notes, Medium Term Notes, and Monthly Income Preferred Securities from a fixed rate to a variable rate of interest. The proceeds from the sale of swaptions are deferred and amortized over the life of the related debt. Proceeds from the sale of swaptions totaling $1.6 million were deferred in 1996. At December 31, 1996 related open interest rate swap contracts and swaptions with a notional amount of $280.3 million were in a $0.2 million net unrealized loss position.

   Withdrawals related to GIC contracts were approximately $600 million during 1996. Withdrawals related to GIC contracts are estimated to be approximately $600 million in 1997. The Company's asset/liability matching practices take into account maturing contracts. Accordingly, the Company does not expect maturing contracts to have an unusual effect on the future operations and liquidity of the Company.
   On March 22, 1996, the Company sold approximately $554 million of its commercial mortgage loans in a securitization transaction. Proceeds from the sale consisted of cash of approximately $400 million, net of expenses, and securities issued in the securitization transaction of approximately $161 million. The sale resulted in a realized gain of approximately $6.1 million. The cash proceeds were reinvested in fixed maturity and short-term investments. On December 17, 1996, the Company sold approximately $315 million of its bank loan participations in a larger securitization transaction. The sale resulted in a realized gain of approximately $0.5 million. The proceeds were reinvested in fixed maturity and short-term investments. In a related transaction, the Company purchased $23 million of the securities issued in the securitization transaction. The Company is investigating other securitization opportunities.
   In anticipation of receiving GIC and annuity deposits, the life insurance subsidiaries were committed at December 31, 1996, to fund mortgage loans and to purchase fixed maturity and other long-term investments in the amount of $331.5 million. The Company's subsidiaries held $234.3 million in cash and short-term investments at December 31, 1996. Protective Life Corporation had an additional $1.0 million in cash and short-term investments available for general corporate purposes.
   While the Company generally anticipates that the cash flow of its subsidiaries will be sufficient to meet their investment commitments and operating cash needs, the Company recognizes that investment commitments scheduled to be funded may from time to time exceed the funds then available. Therefore, the Company has arranged sources of credit for its insurance subsidiaries to use when needed. The Company expects that the rate received on its investments will equal or exceed its borrowing rate. Additionally, the Company may from time to time sell short-duration GICs to complement its cash management practices.
   During 1996, the Company issued $45 million (in four separate offerings) of Medium-Term Notes. Net proceeds of $42.7 million were used to repay bank borrowings. The notes bear interest rates ranging from 7.00% to 7.45% and mature in 2011.
   At December 31, 1996, Protective Life Corporation had borrowed $48.2 million of its $70.0 million revolving line of credit bearing interest rates averaging 5.9%. The Company's bank borrowings have increased $20.5 million since December 31, 1995. Proceeds have been primarily used to contribute additional statutory capital to the Company's insurance subsidiaries, and for general corporate purposes including the acquisition of a small dental managed care organization, an additional investment in the Hong Kong joint venture, and an investment in an Internet-based life insurance quotation service.
   Protective Life Corporation's cash flow is dependent on cash dividends and payments on surplus notes from its subsidiaries, revenues from investment, data processing, legal, and investment income. At December 31, 1996, approximately $173 million of consolidated stockholders' equity, excluding net unrealized investment gains and losses, represented net assets of the Company's insurance subsidiaries that cannot be transferred to the Company in loans, or advances to the parent company. In addition, the states in which the Company's insurance subsidiaries are domiciled impose certain restrictions on the insurance subsidiaries' ability to pay dividends to Protective Life Corporation. Also, distributions, including cash dividends to Protective Life Corporation from its life insurance subsidiaries, in excess of approximately $439 million, would be subject to federal income tax at rates then effective. The Company does not anticipate involuntarily making distributions that would be subject to tax.
   Due to the expected growth of the Company's insurance sales, the Company plans to retain substantial portions of the earnings of its life insurance subsidiaries in those companies primarily to support their future growth. Protective Life Corporation's cash disbursements have from time to time exceeded its cash receipts, and these shortfalls have been funded through various external financings. Therefore, Protective Life Corporation may from time to time require additional external financing.
   A life insurance company's statutory capital is computed according to rules prescribed by the National Association of Insurance Commissioners (NAIC), as modified by the insurance company's state of domicile. Statutory accounting rules are different from generally accepted accounting principles and are intended to reflect a more conservative view by, for example, requiring immediate expensing of policy acquisition costs. The achievement of long-term growth will require growth in the statutory capital of the Company's insurance subsidiaries. The subsidiaries may secure additional statutory of the Company's insurance subsidiaries. The subsidiaries may secure additional statutory capital through various sources, such as retained statutory earnings or equity contributions by the Company.
   On March 20, 1995, in connection with the acquisition of DentiCare, the Company reissued 1,316,458 (adjusted for the two-for-one stock split on June 1, 1995) shares of its Common Stock previously held as Treasury Stock.
   On May 30, 1996, the Company completed a public offering of 2 million shares of its Common Stock. Net proceeds of approximately $70.5 million were primarily invested in the Company's insurance subsidiaries to support future growth.
   Under insurance guaranty fund laws in most states, insurance companies doing business in a participating state can be assessed up to prescribed limits for policyholder losses incurred by insolvent companies. The Company does not believe that any such assessments will be materially different from amounts already reflected in the financial statements.
   The Company and its subsidiaries, like other life and health insurers, in the course of business are involved in litigation. Pending litigation includes a class action filed in Jefferson County (Birmingham), Alabama with respect to the previously discussed cancer premium refunds. Although the outcome of any litigation cannot be predicted with certainty, the Company believes that at the present time there are no pending or threatened lawsuits that are reasonably likely to have a material adverse effect on the financial position, results of operations, or liquidity of the Company.
   Rating downgrades have exceeded upgrades for the past several years, and public pronouncements by the rating agencies indicate that this trend is expected to continue for the near future.
   The Company is not aware of any material pending or threatened regulatory action with respect to the Company or any of its subsidiaries.



Impact of Inflation

Inflation increases the need for life insurance. Many policyholders who once had adequate insurance programs may increase their life insurance coverage to provide the same relative financial benefits and protection. Inflation increases the cost of health care. The adequacy of premium rates in relation to the level of accident and health claims is constantly monitored, and where appropriate, premium rates on such policies are increased as policy benefits increase. Failure to make such increases commensurate with healthcare cost increases may result in a loss from health insurance.
   The higher interest rates that have traditionally accompanied inflation may also affect the Company's investment operation. Policy loans increase as policy loan interest rates become relatively more attractive. As interest rates increase, disintermediation of GIC and annuity deposits and individual life policy cash values may increase, the market value of the Company's fixed-rate, long-term investments may decrease, and the Company may be unable to implement fully the interest rate reset and call provisions of its mortgage loans. The difference between the interest rate earned on investments and the interest rate credited to life insurance and investment products may also be adversely affected by rising interest rates.

                        CONSOLIDATED STATEMENTS OF INCOME
                             Year Ended December 31
                (Dollars in thousands except per share amounts)

                                                                              1996                1995                 1994
___________________________________________________________________________________________________________________________________
Revenues
Premiums and policy fees (net of reinsurance ceded: 1996 - $308,174;
   1995 - $333,173; 1994 - $172,575)                                       $ 494,153             $432,576             $402,772

Net investment income                                                        517,483             475,924              417,825

Realized investment gains (losses)                                             5,510               1,612                6,298

Other income                                                                  20,857              11,768               21,553
____________________________________________________________________________________________________________________________________

          Total revenues                                                   1,038,003             921,880              848,448
____________________________________________________________________________________________________________________________________
Benefits and expenses
Benefits and settlement expenses (net of reinsurance ceded:
   1996 - $215,424; 1995 - $247,229; 1994 - $112,922)                        645,040             565,027              517,110

Amortization of deferred policy acquisition costs                             91,030              82,733               88,122

Other operating expenses (net of reinsurance ceded:
   1996 - $81,839; 1995 - $84,855; 1994 - $14,326)                           162,192             153,086              137,043
____________________________________________________________________________________________________________________________________
        Total benefits and expenses                                          898,262             800,846              742,275
____________________________________________________________________________________________________________________________________
Income before income tax                                                     139,741             121,034              106,173
____________________________________________________________________________________________________________________________________
Income tax expense
Current                                                                       47,522              44,862               37,318

Deferred                                                                        (10)              (3,710)             (3,342)
____________________________________________________________________________________________________________________________________
        Total income tax expense                                              47,512              41,152               33,976
____________________________________________________________________________________________________________________________________
Income before minority interest                                               92,229              79,882               72,197
Minority interest in income of consolidated subsidiaries                       3,217               3,217                1,796
____________________________________________________________________________________________________________________________________
Net income                                                                 $  89,012             $76,665              $70,401
====================================================================================================================================
Net income per share                                                       $    2.94             $  2.68              $  2.57
====================================================================================================================================
Cash dividends paid per share                                              $     .70             $   .62              $   .55
====================================================================================================================================

See Notes to Consolidated Financial Statements.

                           Consolidated Balance Sheets
                                   December 31

(Dollars in thousands)                                                                                1996               1995
____________________________________________________________________________________________________________________________________
Assets
Investments:
  Fixed maturities, at market (amortized cost:  1996 - $4,671,600; 1995 - $3,790,002)           $4,686,072         $3,892,008
  Equity securities, at market (cost: 1996 - $31,669; 1995 - $35,448)                               35,250             38,711

  Mortgage loans on real estate                                                                  1,503,080          1,834,357

  Investment real estate, net of accumulated depreciation (1996 - $2,268; 1995 - $2,388)            14,305             20,921

  Policy loans                                                                                     166,704            143,372

  Other long-term investments                                                                       32,506             42,096

  Short-term investments                                                                           114,258             53,591
____________________________________________________________________________________________________________________________________
        Total investments                                                                        6,552,175          6,025,056
Cash                                                                                               121,051             11,392

Accrued investment income                                                                           70,544             61,007

Accounts and premiums receivable, net of allowance for uncollectible amounts
   (1996 - $2,525; 1995 - $2,342)                                                                   47,371             38,722
Reinsurance receivables                                                                            332,614            271,018

Deferred policy acquisition costs                                                                  488,384            410,396

Property and equipment, net                                                                         36,091             36,578

Other assets                                                                                        64,278             52,184

Assets related to separate accounts                                                                550,697            324,904
____________________________________________________________________________________________________________________________________















Total assets                                                                                      $8,263,205        $7,231,257
====================================================================================================================================


See Notes to Consolidated Financial Statements.




                           Consolidated Balance Sheets
                                   December 31

(Dollars in thousands)                                                                                1996               1995

Liabilities
Policy liabilities and accruals
  Future policy benefits and claims                                                             $2,448,449         $1,928,154
  Unearned premiums                                                                                260,937            196,332
____________________________________________________________________________________________________________________________________
        Total policy liabilities and accruals                                                    2,709,386          2,124,486
Guaranteed investment contract deposits                                                          2,474,728          2,451,693

Annuity deposits                                                                                 1,331,067          1,280,069
Other policyholders' funds                                                                         142,221            134,380

Other liabilities                                                                                  170,442            152,042

Accrued income taxes                                                                                (4,521)           (2,894)

Deferred income taxes                                                                               37,869             69,520

Short-term debt                                                                                     12,800

Long-term debt                                                                                     168,200            115,500

Liabilities related to separate accounts                                                           550,697            324,904

Minority interest in consolidated subsidiaries                                                      55,000             55,000
____________________________________________________________________________________________________________________________________
        Total liabilities                                                                        7,647,889          6,704,700
____________________________________________________________________________________________________________________________________

Commitments and contingent liabilities
- Note G
____________________________________________________________________________________________________________________________________

Stockholders' equity
Preferred Stock, $1 par value
   Shares authorized:  3,600,000
   Issued: none
Junior Participating Cumulative
   Preferred Stock, $1 par value
   Shares authorized: 400,000
   Issued: none
Common Stock, $.50 par value                                                                        16,668             15,668
   Shares authorized: 80,000,000
   Issued: 1996 - 33,336,462; 1995 - 31,336,462
Additional paid-in capital                                                                         166,713             96,371

Net unrealized gains (losses) on investment (net of income tax: 1996 - $3,601; 1995 - $31,157)       6,688             57,863

Retained earnings                                                                                  442,046            373,922

Treasury stock, at cost (1996 - 2,532,856 shares; 1995 - 2,561,344 shares)                         (11,874)          (12,008)

Unallocated stock in Employee Stock Ownership Plan (1996 - 743,464 shares;
   1995 - 793,804 shares)                                                                           (4,925)           (5,259)
____________________________________________________________________________________________________________________________________
        Total stockholders' equity                                                                 615,316            526,557
____________________________________________________________________________________________________________________________________
Total liabilities and stockholders' equity                                                      $8,263,205         $7,231,257
====================================================================================================================================





                 Consolidated Statements Of Stockholders' Equity

                                                                    Net
                                                                Unrealized
                                                                   Gains
                                                   Additional    (Losses)                               Unallocated     Total
(Dollars in thousands                   Common       Paid-In        On        Retained      Treasury     Stock In   Stockholders'
except per share amounts)                Stock       Capital    Investments   Earnings        Stock        ESOP        Equity
____________________________________________________________________________________________________________________________________
Balance, December 31, 1993             $15,668       $70,469   $   39,284     $259,527     $(18,359)     $(5,856)     $360,733
  Net income for 1994                                                           70,401                                  70,401
  Cash dividends
    ($0.55 per share)                                                          (15,071)                               (15,071)
  Decrease in net unrealized
   gains on investments                                          (146,816)                                            (146,816)
  Purchase of treasury stock
    (8,412 shares)                                                                             (191)                     (191)
  Reissuance of treasury stock
    to ESOP (136 shares)                                   3                                                  (3)            0
  Allocation of stock to employee
    accounts (39,990 shares)                                                                                 267           267
  Reissuance of treasury stock
    (48,306 shares)                                      823                                    227                      1,050
____________________________________________________________________________________________________________________________________
Balance, December 31, 1994               15,668       71,295    (107,532)      314,857      (18,323)      (5,592)      270,373
  Net income for 1995                                                           76,665                                  76,665
  Cash dividends
    ($0.62 per share)                                                          (17,600)                               (17,600)
  Increase in net unrealized
    gains on investments                                          165,395                                              165,395
  Purchase of treasury stock
    (124 shares)                                                                                 (3)                       (3)
  Reissuance of treasury stock
    to ESOP (16,158 shares)                              275                                     75         (350)            0
  Allocation of stock to employee
    accounts (66,500 shares)                                                                                 683           683
  Reissuance of treasury stock
    (1,332,566 shares)                                24,801                                  6,243                     31,044
____________________________________________________________________________________________________________________________________
Balance, December 31, 1995               15,668       96,371       57,863      373,922      (12,008)      (5,259)      526,557
  Net income for 1996                                                           89,012                                  89,012
  Issuance of common stock
     (2,000,000 shares)                  1,000        69,546                                                            70,546
  Cash dividends
    ($0.70 per share)                                                          (20,888)                               (20,888)
  Decrease in net unrealized
    gains on investments                                         (51,175)                                             (51,175)
  Reissuance of treasury stock
    to ESOP (19,847 shares)                              576                                     93         (669)            0
  Allocation of stock to employee
    accounts (70,189 shares)                                                                               1,003         1,003
  Reissuance of treasury stock
    (8,641 shares)                                       220                                     41                        261
____________________________________________________________________________________________________________________________________
Balance, December 31, 1996 - Note H    $16,668      $166,713      $ 6,688     $442,046     $(11,874)     $(4,925)     $615,316
====================================================================================================================================

See Notes to Consolidated Financial Statements.




                      Consolidated Statements Of Cash Flows
                             Year Ended December 31

(Dollars in thousands)                                                                   1996             1995              1994
____________________________________________________________________________________________________________________________________
Cash flows from operating activities
Net income                                                                          $  89,012        $  76,665         $  70,401

Adjustments   to  reconcile  net  income  to  net  cash  provided  by  operating activities:
  Amortization of deferred policy acquisition costs                                    91,030           84,533            88,122

  Capitalization of deferred policy acquisition costs                                (77,078)          (89,267)         (127,566)
  Depreciation expense                                                                  7,484            5,524             5,601

  Deferred income taxes                                                                 8,458           (5,443)           (4,310)
  Accrued income taxes                                                               (14,603)            3,344           (12,619)
  Interest credited to universal life and investment products                         280,377          286,710           260,081

  Policy fees assessed on universal life and investment products                    (116,401)         (100,840)          (85,532)
  Change in accrued investment income and other receivables                          (74,116)         (160,523)          (28,073)
  Change in policy liabilities and other policyholders' funds of traditional
    life and health products                                                          134,441          201,364            61,322

  Change in other liabilities                                                          17,301            4,245            29,949

  Other, net                                                                         (15,699)           (4,888)          (14,461)
____________________________________________________________________________________________________________________________________
Net cash provided by operating activities                                             330,206          301,424           242,915
____________________________________________________________________________________________________________________________________
Cash flows from investing activities
Maturities and principal reductions of investments:
  Investments available for sale                                                    1,377,723        2,051,061           386,498

  Other                                                                               168,898           78,568           153,945

Sale of investments:
  Investments available for sale                                                    1,591,669        1,533,604           630,660

  Other                                                                               568,218          141,184            59,550

Cost of investments acquired:
  Investments available for sale                                                   (3,903,403)       (3,667,448)      (1,807,756)
  Other                                                                             (400,322)         (540,648)         (220,839)
Acquisitions and bulk reinsurance assumptions                                         264,126           (7,550)          106,435

Purchase of property and equipment                                                    (7,848)           (5,919)           (6,743)
Sale of property and equipment                                                            856              309               484
____________________________________________________________________________________________________________________________________
Net cash used in investing activities                                               (340,083)         (416,839)         (697,766)
____________________________________________________________________________________________________________________________________
Cash flows from financing activities
Borrowings under line of credit arrangements and long-term debt                     1,107,372        1,215,000           663,587

Principal payments on line of credit arrangements and long-term debt               (1,042,372)       (1,197,500)        (712,704)
Issuance of Monthly Income Preferred Securities                                                                           55,000

Purchase of treasury stock                                                                                  (3)             (191)
Dividends to stockholders                                                            (20,888)          (17,600)          (15,071)
Issuance of common stock                                                               70,546
Investment product deposits and change in universal life deposits                     949,122          908,064         1,417,980

Investment product withdrawals                                                      (944,244)         (785,622)        (976,401)
____________________________________________________________________________________________________________________________________
Net cash provided by financing activities                                             119,536          122,339           432,200
____________________________________________________________________________________________________________________________________
Increase (decrease) in cash                                                           109,659            6,924           (22,651)
Cash at beginning of year                                                              11,392            4,468            27,119
____________________________________________________________________________________________________________________________________
Cash at end of year                                                                 $ 121,051        $  11,392         $   4,468
____________________________________________________________________________________________________________________________________
Supplemental disclosures of cash flow information
Cash paid during the year:
  Interest on debt                                                                  $  11,024        $   9,320         $   7,745
  Income taxes                                                                      $  47,741        $  41,532         $  49,935
____________________________________________________________________________________________________________________________________
Supplemental schedule of noncash investing and financing activities
Reissuance of treasury stock to ESOP                                                $     669        $     350         $       3
Unallocated stock in ESOP                                                           $     334        $     333         $     264

Reissuance of treasury stock                                                        $     261        $     363         $   1,050

Acquisitions and bulk reinsurance assumptions:
  Assets acquired                                                                   $ 296,935        $  10,394         $ 117,349

  Liabilities assumed                                                               (364,862)          (25,651)         (166,595)
  Reissuance of treasury stock                                                                         (30,681)
____________________________________________________________________________________________________________________________________
Net                                                                                 $(67,927)        $ (45,938)        $(49,246)
====================================================================================================================================

See Notes to Consolidated Financial Statements.


                   Notes To Consolidated Financial Statements
      (All dollar amounts in tables in thousands, except per share amounts)

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

Nature of Operations

The Company markets individual life insurance; group life, health, dental, and cancer insurance; annuities and investment products; credit life and disability insurance; and guaranteed investment contracts. Its products are distributed nationally through independent agents and brokers; through stockbrokers and financial institutions to their customers; through Company sales representatives; and through other insurance companies. The Company also seeks to acquire blocks of insurance policies from other insurers.

The operating results of companies in the insurance industry have historically been subject to significant fluctuations due to competition, economic conditions, interest rates, investment performance, maintenance of insurance ratings, and other factors.

Recently Issued Accounting Standards

In 1995 the Company adopted Statement of Financial Accounting Standards (SFAS) No. 114, "Accounting by Creditors for Impairment of a Loan," and SFAS No. 118, "Accounting by Creditors for Impairment of a Loan--Income Recognition and Disclosures." Under these new standards, a loan is considered impaired, based on current information and events, if it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. The measurement of impaired loans is generally based on the present value of expected future cash flows discounted at the historical effective interest rate, except that all collateral-dependent loans are measured for impairment based on the fair value of the collateral. The adoption of this accounting standard did not have a material effect on the Company's financial statements.

In 1995 the Company also adopted SFAS No. 123, "Accounting for Stock-Based Compensation," which changes the way stock-based compensation expense is measured and requires additional disclosures relating to the Company's stock-based compensation plans. The adoption of this accounting standard did not have a material effect on the Company's financial statements.

In 1996 the Company adopted SFAS No. 120, "Accounting and Reporting by Mutual Life Insurance Enterprises and by Insurance Enterprises for Certain Long-Duration Contracts;" SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of;" and SFAS No. 122, "Accounting for Mortgage Servicing Rights." The adoption of these accounting standards did not have a material effect on the Company's financial statements.

Investments

The Company has classified all of its investments in fixed maturities, equity securities, and short-term investments as "available for sale."

Investments   are  reported  on  the  following   bases  less   allowances   for
uncollectible amounts on investments,  if applicable:

FIXED MATURITIES (bonds, bank loan participations, and redeemable preferred stocks) - at current market value.

EQUITY SECURITIES (common and nonredeemable preferred stocks) - at current market value.

MORTGAGE LOANS ON REAL ESTATE - at unpaid balances, adjusted for loan origination costs, net of fees, and amortization of premium or discount.

INVESTMENT REAL ESTATE - at cost, less allowances for depreciation computed on the straight-line method. With respect to real estate acquired through foreclosure, cost is the lesser of the loan balance plus foreclosure costs or appraised value.

POLICY  LOANS - at  unpaid  balances.

OTHER LONG-TERM INVESTMENTS - at a variety of methods similar to those listed above, as deemed appropriate for the specific investment.

SHORT-TERM INVESTMENTS - at cost, which approximates current market value.

Substantially all short-term investments have maturities of three months or less at the time of acquisition and include approximately $3.4 million in bank deposits voluntarily restricted as to withdrawal. As prescribed by SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," certain investments are recorded at their market values with the resulting unrealized gains and losses reduced by a related adjustment to deferred policy acquisition costs, net of income tax, reported as a component of stockholders' equity. The market values of fixed maturities increase or decrease as interest rates fall or rise. Therefore, although the adoption of SFAS No. 115 does not affect the Company's operations, its reported stockholders' equity will fluctuate significantly as interest rates change.

The Company's balance sheets at December 31, prepared on the basis of reporting investments at amortized cost rather than at market values, are as follows:

                                                   1996                  1995
                                                   ----                  ----

Total investments                              $6,534,122            $5,919,787
Deferred policy acquisition costs                 496,148               426,645
All other assets                                1,222,646               795,805
                                                ---------               -------
                                               $8,252,916            $7,142,237
                                               ==========            ==========

Deferred income taxes                        $     34,268         $      38,364
All other liabilities                           7,610,020             6,635,179
                                                ---------             ---------
                                                7,644,288             6,673,543
                                                ---------             ---------

Stockholders' equity                              608,628               468,694
                                                  -------               -------
                                               $8,252,916            $7,142,237
                                               ==========            ==========

Realized gains and losses on sales of investments are recognized in net income using the specific identification basis.

Derivative Financial Instruments

The Company does not use derivative financial instruments for trading purposes. Combinations of futures contracts and options on treasury notes are currently being used as hedges for asset/liability management of certain investments, primarily mortgage loans on real estate, mortgage-backed securities, and liabilities arising from interest-sensitive products such as guaranteed investment contracts and annuities. Realized investment gains and losses on such contracts are deferred and amortized over the life of the hedged asset. Net realized losses of $0.2 million and $15.2 million were deferred in 1996 and 1995, respectively. At December 31, 1996 and 1995, options and open futures contracts with notional amounts of $805.0 million and $25.0 million, respectively, had net unrealized losses of $1.9 million and $0.6 million, respectively.

The Company uses interest rate swap contracts to convert certain investments from a variable to a fixed rate of interest. At December 31, 1996, related open interest rate swap contracts with a notional amount of $150.3 million were in a $0.7 million net unrealized loss position. At December 31, 1995, related open interest rate swap contracts with a notional amount of $170.3 million were in a $1.3 million net unrealized gain position. The Company also uses interest rate swap contracts and options to enter into interest rate swaps (swaptions) to convert its Senior Notes, Medium-Term Notes and Monthly Income Preferred Securities from a fixed rate to a variable rate of interest. The proceeds from the sale of swaptions are deferred and amortized over the life of the related debt. Proceeds from the sale of swaptions totaling $1.6 million were deferred in 1996. At December 31, 1996, related open interest rate swap contracts and swaptions with a notional amount of $130.0 million were in a $0.5 million net unrealized gain position. At December 31, 1995, related open interest rate swap contracts with a notional amount of $55.0 million were in a $4.4 million net unrealized gain position.

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

 Property and equipment consisted of the following at December 31:

                                              1996                     1995
                                              ====                     ====

Home Office building                       $36,586                  $35,284
Data processing equipment                   23,649                   20,462
Other, principally furniture
  and equipment                             21,188                   19,111
                                            ------                   ------

                                            81,423                   74,857
Accumulated depreciation                    45,332                   38,279
                                            ------                   ------
                                           $36,091                  $36,578
                                           =======                  =======

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

Revenues, Benefits, Claims, and Expenses

o Traditional Life and Health Insurance Products. Traditional life insurance products consist principally of those products with fixed and guaranteed premiums and benefits and include whole life insurance policies, term life insurance policies, limited payment life insurance policies, and certain annuities with life contingencies. Life insurance and immediate annuity premiums are recognized as revenue when due. Health insurance premiums are recognized as revenue over the terms of the policies. Benefits and expenses are associated with earned premiums so that profits are recognized over the life of the contracts. This is accomplished by means of the provision for liabilities for future policy benefits and the amortization of deferred policy acquisition costs.

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

Activity in the liability for unpaid claims is summarized as follows:

                                       1996              1995             1994
                                       ====              ====             ====
Balance beginning of year         $  73,642         $  79,462        $  77,191
Less reinsurance                      3,330             5,024            3,973
                                      -----             -----            -----

Net balance beginning  of year       70,312            74,438           73,218
                                     ------            ------           ------

Incurred related to:
Current year                        288,816           217,366          203,453
Prior year                           (2,417)           (8,337)          (6,683)
                                     -------           -------          -------

Total incurred                      286,399           209,029          196,770
                                    -------           -------          -------

Paid related to:
Current year                        197,163           164,321          148,548
Prior year                           57,812            48,834           47,002
                                    -------            ------           ------

Total paid                          254,975           213,155          195,550
                                    -------           -------          -------

Net balance end of year             101,736            70,312           74,438
Plus reinsurance                      6,423             3,330            5,024
                                      -----             -----            -----

Balance end of year                $108,159         $  73,642        $  79,462
                                   ========         =========        =========

o Universal Life and Investment Products. Universal life and investment products include universal life insurance, guaranteed investment contracts, deferred annuities, and annuities without life contingencies. Revenues for universal life and investment products consist of policy fees that have been assessed against policy account balances for the costs of insurance, policy administration, and surrenders. Benefit reserves for universal life and investment products represent policy account balances before applicable surrender charges plus certain deferred policy initiation fees that are recognized in income over the term of the policies. Policy benefits and claims that are charged to expense include benefit claims incurred in the period in excess of related policy account balances and interest credited to policy account balances. Interest credit rates for universal life and investment products ranged from 3.0% to 9.4% in 1996.

At December 31, 1996, the Company estimates the market value of its guaranteed investment contracts to be $2,462.0 million using discounted cash flows. The surrender value of the Company's annuities which approximates market value was $1,322.3 million.

o Policy Acquisition Costs. Commissions and other costs of acquiring traditional life and health insurance, universal life insurance, and investment products that vary with and are primarily related to the production of new business have been deferred. Traditional life and health insurance acquisition costs are being amortized over the premium-payment period of the related policies in proportion to the ratio of annual premium income to total anticipated premium income. Acquisition costs for universal life and investment products are amortized over the lives of the policies in relation to the present value of estimated gross profits from surrender charges and investment, mortality, and expense margins. Under SFAS No. 97, "Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments," the Company makes certain assumptions regarding the mortality, persistency, expenses, and interest rates it expects to experience in future periods. These assumptions are to be best estimates and are to be periodically updated whenever actual experience and/or expectations for the future change from initial assumptions. Additionally, relating to SFAS No. 115, these costs have been adjusted by an amount equal to the amortization that would have been recorded if unrealized gains or losses on investments associated with the Company's universal life and investment products had been realized.

The cost to acquire blocks of insurance representing the present value of future profits from such blocks of insurance is also included in deferred policy acquisition costs. For acquisitions occurring after 1988, the Company amortizes the present value of future profits over the premium payment period, including accrued interest at approximately 8%. The unamortized present value of future profits for such acquisitions was approximately $138.2 million and $102.5 million at December 31, 1996 and 1995, respectively. During 1996 $57.6 million of present value of future profits on acquisitions made during the year was capitalized, and $10.8 million was amortized. The unamortized present value of future profits for all acquisitions was $155.9 million at December 31, 1996, and $123.9 million at December 31, 1995.

Participating Policies

Participating business comprises approximately 1% of the individual life insurance in force and 2% of the individual life insurance premium income. Policyholder dividends totaled $4.1 million in 1996 and $2.6 million in 1995 and 1994.

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

Income Per Share Of Common Stock

Per share data are based on the weighted average number of shares of Common Stock, including Common Stock equivalents, outstanding which was 30,285,911, 28,627,345, and 27,392,936, in 1996, 1995, and 1994, respectively.

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

The  reconciliations  of  net  income  and  stockholders'   equity  prepared  in
conformity  with  statutory   reporting   practices  to  that  reported  in  the
accompanying consolidated financial statements are as follows:

                                                 Net Income                           Stockholders' Equity

                                         1996         1995          1994        1996           1995       1994
                                         ----         ----          ----        ----           ----       ----

In conformity with statutory reporting practices:
Protective Life
  Insurance Company                 $  97,779     $105,744      $ 54,812   $ 454,320      $ 322,416  $ 304,858
American Foundation
  Life Insurance Company                2,558        3,330         3,072      18,031         18,781     20,327
Capital Investors Life
  Insurance Company                        81          182           170       1,458          1,315      1,125
Empire General Life
  Assurance Corporation                   905        1,003           690      20,509         20,685     21,270
Protective Life Insurance
  Corporation of Alabama                  484          546            69       2,660          2,675      2,133
Wisconsin National Life
  Insurance Company                    15,011       10,954        10,132      66,577         62,529     57,268
Protective Life Insurance Company
     of Kentucky                           19                                  3,030
Community National Assurance
     Company                                                                   5,100
Consolidation elimination             (14,500)      (6,500)                 (115,365)      (103,985)  (100,123)
                                      --------     --------      -------    ---------      ---------  ---------

                                      102,337      115,259        68,945     456,320        324,416    306,858
Additions (deductions)
  by adjustment:
Deferred policy acquisition
  costs, net of amortization           (2,830)        (765)       41,686     488,384        410,396    434,444
Policy liabilities and accruals        (6,895)     (53,272)      (34,632)   (192,351)      (189,319)  (140,298)
Deferred income tax                        10        3,711         3,342     (37,869)       (69,520)    14,095
Asset Valuation Reserve                                                       64,233        105,769     24,925
Interest Maintenance Reserve           (2,142)      (1,235)       (1,716)     17,682         14,412      3,583
Nonadmitted items                                                             21,610         20,603     21,445
Timing and valuation
   differences on mortgage
  loans on real estate and
   fixed maturity investments           5,913         (618)         (961)     (1,708)        27,158      6,258
Net unrealized gains and
  losses on investments                                                        4,361         55,765   (106,913)
Realized investment gains (losses)       (468)       6,781        (6,664)
Noninsurance affiliates                 1,328       12,882         5,877     434,237        213,789    149,750
Minority interest in
  consolidated subsidiaries            (3,217)      (3,217)       (1,796)
Consolidation elimination                                                   (632,601)      (381,988)  (436,053)
Other adjustments, net                 (5,024)      (2,861)       (3,680)     (6,982)        (4,924)    (7,721)
                                       -------      -------       -------     -------        -------    -------

In conformity with generally
  accepted accounting principles     $  89,012    $  76,665      $ 70,401   $ 615,316      $ 526,557  $ 270,373
                                     =========    =========      ========   =========      =========  =========

NOTE C. INVESTMENT OPERATIONS

Major categories of net investment income for the years ended December 31 are summarized as follows:

                                                      1996                  1995               1994
                                                      ----                  ----               ----

Fixed maturities                                  $313,096              $276,847           $242,510
Equity securities                                    2,124                 1,338              2,435
Mortgage loans on
  real estate                                      153,463               162,135            141,751
Investment real estate                               1,954                 1,908              2,000
Policy loans                                        10,377                 8,958              8,397
Other, principally
  short-term
  investments                                       50,679                39,223             34,088
                                                    ------                ------             ------

                                                   531,693               490,409            431,181
Investment expenses                                 14,210                14,485             13,356
                                                    ------                ------             ------

                                                  $517,483              $475,924           $417,825
                                                 =========              ========          =========


Realized investment gains (losses) for the years ended December 31 are summarized as follows:


                                                      1996                  1995               1994
                                                      ----                  ----               ----

Fixed maturities                                   $(7,101)              $ 6,075            $(8,646)
Equity securities                                    1,733                    44              7,735
Mortgage loans and
  other investments                                 10,878                (4,507)             7,209
                                                   -------               --------             -----

                                                   $ 5,510               $ 1,612            $ 6,298
                                                   =======               =======            =======



The Company has established an allowance for uncollectible amounts on investments. The allowance totaled $31.6 million and $33.4 million at December 31, 1996 and 1995, respectively. Additions and reductions to the allowance are included in realized investment gains (losses). Without such additions/reductions, the Company had net realized investment gains of $3.7 million in 1996, net realized investment losses of $0.9 million in 1995, and net realized investment gains of $6.3 million in 1994.

In 1996 gross gains on the sale of investments available for sale (fixed maturities, equity securities, and short-term investments) were $6.9 million, and gross losses were $11.8 million. In 1995 gross gains were $18.0 million, and gross losses were $11.8 million. In 1994 gross gains were $15.2 million, and gross losses were $16.4 million.

The amortized cost and estimated market values of the Company's investments classified as available for sale at December 31 are as follows:

                                                                     Gross         Gross         Estimated
                                                   Amortized    Unrealized    Unrealized            Market
                                                        Cost         Gains        Losses            Values
1996
Fixed maturities:
 Bonds:
  Mortgage-backed securities                      $2,192,978       $29,925       $20,810        $2,202,093
  United States Government and authorities           348,318           661         1,377           347,602
  States, municipalities, and political subdivisions   5,515            47             9             5,553
  Public utilities                                   364,692         2,205           337           366,560
  Convertibles and bonds with warrants                   679             0           158               521
  All other corporate bonds                        1,702,351        33,879        29,388         1,706,842
 Bank loan participations                             49,829             0             0            49,829
 Redeemable preferred stocks                           7,238            60           226             7,072
                                                  ----------       -------       -------        ----------
                                                   4,671,600        66,777        52,305         4,686,072
Equity securities                                     31,669         9,570         5,989            35,250
Short-term investments                               114,258             0             0           114,258
                                                  ----------       -------       -------        ----------

                                                  $4,817,527       $76,347       $58,294        $4,835,580
                                                  ==========       =======       =======        ==========

                                                                     Gross         Gross         Estimated
                                                   Amortized    Unrealized    Unrealized            Market
1995                                                    Cost         Gains        Losses            Values
Fixed maturities:
 Bonds:
  Mortgage-backed securities                      $2,006,858     $  46,934    $    4,017        $2,049,775
  United States Government and authorities           105,388         2,290           101           107,577
  States, municipalities, and political subdivisions  10,888           702             0            11,590
  Public utilities                                   322,110         5,904           770           327,244
  Convertibles and bonds with warrants                   638             0           145               493
  All other corporate bonds                        1,117,452        59,045         7,573         1,168,924
 Bank loan participations                            220,811             0             0           220,811
 Redeemable preferred stocks                           5,857            61           324             5,594
                                                  ----------      --------     ---------        ----------
                                                   3,790,002       114,936        12,930         3,892,008
Equity securities                                     35,448         6,438         3,175            38,711
Short-term investments                                53,591             0             0            53,591
                                                  ----------      --------     ---------        ----------
                                                  $3,879,041      $121,374     $  16,105        $3,984,310
                                                  ==========      ========     =========        ==========


The amortized cost and estimated market values of fixed maturities at December 31, by expected maturity, are shown as follows. Expected maturities are derived from rates of prepayment that may differ from actual rates of prepayment.

                                                                      Estimated
                                          Amortized                      Market
1996                                           Cost                      Values

Due in one year or less                 $   417,472                 $   420,779
Due after one year
  through five years                      1,547,842                   1,546,297
Due after five years
  through ten years                       2,113,163                   2,118,825
Due after ten years                         593,123                     600,171
                                         ----------                  ----------
                                         $4,671,600                  $4,686,072
                                         ==========                  ==========

                                                                      Estimated
                                          Amortized                      Market
1995                                           Cost                      Values

Due in one year or less                 $   409,523                 $   411,839
Due after one year
  through five years                      1,087,757                   1,101,226
Due after five years
  through ten years                       1,477,837                   1,524,631
Due after ten years                         814,885                     854,312
                                         ----------                  ----------
                                         $3,790,002                  $3,892,008
                                         ==========                  ==========

The  approximate  percentage   distribution  of  the  Company's  fixed  maturity
investments by quality rating at December 31 is as follows:

 Rating                     1996          1995
 ------                     ----          ----
 AAA                        48.3%         56.1%
 AA                           4.4          4.5
 A                           22.6         12.6
 BBB
  Bonds                      21.1          19.0
  Bank loan participations    0.1           0.4
 BB or less
  Bonds                       2.5           2.0
  Bank loan participations    0.9           5.3
Redeemable preferred stocks   0.1           0.1
                              ---           ---

                            100.0%        100.0%


At December 31, 1996 and 1995, the Company had bonds which were rated less than investment grade of $117.5 million and $75.7 million, respectively, having an amortized cost of $137.0 million and $82.2 million, respectively. Additionally, the Company had bank loan participations which were rated less than investment grade of $43.6 million and $206.0 million, respectively, having an amortized cost of $43.6 million and $206.0 million, respectively.

The change in unrealized gains (losses), net of income tax, on fixed maturity and equity securities for the years ended December 31 is summarized as follows:

                                               1996        1995          1994
                                               ----        ----          ----

Fixed maturities                            $(56,897)   $199,395     $(175,725)
Equity securities                                207       2,740        (5,342)
                                               =====       =====        =======


At December 31, 1996, all of the Company's mortgage loans were commercial loans of which 78% were retail, 8% were office buildings, and 7% were warehouses. The Company specializes in making mortgage loans on either credit-oriented or credit-anchored commercial properties, most of which are strip shopping centers in smaller towns and cities. No single tenant's leased space represents more than 4% of mortgage loans. Approximately 84% of the mortgage loans are on properties located in the following states listed in decreasing order of significance: South Carolina, Florida, Georgia, Tennessee, Texas, North Carolina, Alabama, Virginia, Mississippi, Kentucky, Ohio, California, Indiana, Arizona, and Washington.

Many of the mortgage loans have call provisions after 5 to 7 years. Assuming the loans are called at their next call dates, approximately $126.7 million would become due in 1997, $761.8 million in 1998 to 2001, and $250.8 million in 2002 to 2006.

At December 31, 1996, the average mortgage loan was $1.7 million, and the weighted average interest rate was 9.3%. The largest single mortgage loan was $13.6 million. While the Company's mortgage loans do not have quoted market values, at December 31, 1996 and 1995, the Company estimates the market value of its mortgage loans to be $1,581.7 million and $2,001.1 million, respectively, using discounted cash flows from the next call date.

At December 31, 1996 and 1995, the Company's problem mortgage loans and foreclosed properties totaled $23.7 million and $26.1 million, respectively. Since the Company's mortgage loans are collateralized by real estate, any assessment of impairment is based upon the estimated fair value of the real estate. Based on the Company's evaluation of its mortgage loan portfolio, the Company does not expect any material losses on its mortgage loans.

Certain investments, principally real estate, with a carrying value of $18.8 million, were nonincome producing for the twelve months ended December 31, 1996.

The Company believes it is not practicable to determine the market value of its policy loans since there is no stated maturity, and policy loans are often repaid by reductions to policy benefits. Policy loan interest rates generally range from 4.5% to 8.0%. The market values of the Company's other long-term investments approximate cost.

Note D. Federal Income Taxes

The Company's effective income tax rate varied from the maximum federal income tax rate as follows:

                                                                       1996              1995         1994
                                                                       ----              ----         ----

Statutory federal  income tax rate applied to pretax income            35.0%           35.0%          35.0%
Amortization of  nondeductible  goodwill                                0.3             0.2
Dividends received deduction and tax-exempt  interest                  (0.4)           (0.6)          (0.4)
Low-income housing  credit                                             (0.6)           (0.7)          (0.7)
Tax differences arising from prior acquisitions
  and other adjustments                                                (0.3)            0.1           (1.9)
                                                                       -----            ---           -----
                                                                       34.0%           34.0%          32.0%
                                                                       =====           =====          =====

The provision for federal income tax differs from amounts currently payable due to certain items reported for financial statement purposes in periods which differ from those in which they are reported for income tax purposes.

Details of the deferred income tax provision for the years ended December 31 are as follows:

                                                                     1996            1995           1994
                                                                     ----            ----           ----

Deferred policy  acquisition costs                                $15,542        $(11,606)       $34,561
Benefit and other  policy liability  changes                      (16,321)         52,496        (52,288)

Temporary  differences of investment income                         2,922         (34,174)        15,524
Other items                                                        (2,153)        (10,426)        (1,139)
                                                               -----------      ----------       --------
                                                               $      (10)      $  (3,710)       $(3,342)
                                                               ===========      ==========       ========


The components of the Company's net deferred income tax liability as of December 31 were as follows:

                                                          1996            1995
                                                          ----            ----
Deferred income tax assets:
  Policy and policyholder
    liability reserves                                $  80,151       $  63,830
  Other                                                   2,356             203
                                                       --------        --------
                                                         82,507          64,033
                                                       --------        --------
Deferred income tax liabilities:
  Deferred policy acquisition costs                     117,696         102,154
  Unrealized gain on investments                          2,680          31,399
                                                       --------        --------
                                                        120,376         133,553
                                                       --------        --------
 Net deferred income tax liability                    $  37,869       $  69,520
                                                       ========        =========

Under pre-1984 life insurance company income tax laws, a portion of the Company's gain from operations which was not subject to current income taxation was accumulated for income tax purposes in a memorandum account designated as Policyholders' Surplus. The aggregate accumulation in this account at December 31, 1996, was approximately $50.7 million. Should the accumulation in the Policyholders' Surplus account of the life insurance subsidiaries exceed certain stated maximums, or should distributions including cash dividends be made to Protective Life Corporation in excess of approximately $439 million, such excess would be subject to federal income taxes at rates then effective. Deferred income taxes have not been provided on amounts designated as Policyholders' Surplus. The Company does not anticipate involuntarily paying income tax on amounts in the Policyholders' Surplus accounts.

NOTE E. DEBT AND PREFERRED SECURITIES

Short-term and long-term debt at December 31 is summarized as follows:

                                                       1996            1995
                                                       ----            ----

Short-term debt:
  Note payable to bank                                $ 12,800       $  12,800
                                                       =======         =======
Long-term debt:
  Notes payable to banks                              $ 48,200       $  40,500
  Senior Notes                                          75,000          75,000
  Medium-Term Notes                                     45,000
                                                       -------         -------
                                                      $168,200        $115,500
                                                       =======         =======

Under a three-year revolving line of credit arrangement with several banks, the Company can borrow up to $70 million on an unsecured basis. No compensating balances are required to maintain the line of credit. At December 31, 1996, the Company had borrowed $48.2 million under this credit arrangement at an interest rate of 5.9%. Additionally, the Company had a $12.8 million short-term note payable to a bank at an interest rate of 5.8%.

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

In 1994, the Company issued $75 million of 7.95% Senior Notes due July 1, 2004. The notes are not redeemable by the Company prior to maturity. During 1996, the Company issued $45 million of Medium-Term Notes with interest rates ranging from 7.00% to 7.45%. These notes are due in 2011 and $35 million of the notes are redeemable by the Company after five years.

As discussed in Note A, the Company uses interest rate swaps and swaptions to convert its Senior Notes and Medium-Term Notes from a fixed interest rate to a floating interest rate. The effective interest rate for the Senior Notes was 7.3% and 7.4% in 1996 and 1995, respectively. The effective interest rate for the Medium-Term Notes was 7.3% in 1996.

Future maturities of the long-term debt are $48.2 million in 1999, $75 million in 2004, and $45 million in 2011.

Interest expense on debt totaled $10.1 million, $9.6 million, and $7.8 million in 1996, 1995, and 1994, respectively.

In 1994 a special purpose finance subsidiary of the Company, PLC Capital L.L.C. (PLC Capital), issued $55 million of 9% Cumulative Monthly Income Preferred Securities, Series A (MIPS), guaranteed by the Company. PLCCapital was formed solely to issue MIPS and other securities and lend the proceeds thereof to the Company in exchange for subordinated debentures of the Company. The Company has the right under the subordinated debentures to extend interest-payment periods up to 60 months, and, as a consequence, monthly dividends on the MIPS may be deferred (but will continue to accumulate, together with additional dividends on any accumulated but unpaid dividends at the dividend rate) by PLC Capital during any such extended interest payment period. The MIPS are redeemable by PLC Capital at any time on or after June 30, 1999. The MIPS and dividends thereon are reported in the accompanying financial statements as "minority interest in consolidated subsidiaries." In related transactions, the Company entered into interest rate swap agreements which effectively converted the MIPS from a fixed dividend rate to the floating, 30-day LIBOR plus 60.5 basis points, approximately 6.2% and 6.3% at December 31, 1996 and 1995, respectively.

Dividends, net of tax, on the MIPS were $3.2 million in 1996 and 1995 and $1.8 million in 1994 before consideration of the interest rate swap agreements. On a swap-adjusted basis, dividends were $2.2 million, $2.4 million, and $1.1 million in 1996, 1995, and 1994, respectively.

NOTE F. ACQUISITIONS

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

In June 1995 the Company acquired through coinsurance a block of term life insurance policies. In January 1996 the Company acquired through coinsurance a block of life insurance policies. In March 1996 the Company acquired a small dental managed care company. In June 1996 the Company acquired through coinsurance a block of credit life insurance policies. In December 1996 the Company acquired a small life insurance company and acquired through coinsurance a block of life insurance policies.

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

A number of civil jury verdicts have been returned against life and health insurers in the jurisdictions in which the Company does business involving the insurers' sales practices, alleged agent misconduct, failure to properly supervise agents, and other matters. Increasingly these lawsuits have resulted in the award of substantial judgments against the insurer that are disproportionate to the actual damages, including material amounts of punitive damages. In some states, juries have substantial discretion in awarding punitive damages which creates the potential for unpredictable material adverse judgments in any given punitive damage suit. The Company and its subsidiaries, like other life and health insurers, from time to time are involved in such litigation. Pending litigation includes a class action filed in Jefferson County (Birmingham), Alabama with respect to cancer premium refunds. Although the outcome of any litigation cannot be predicted with certainty, the Company believes that at the present time there are no pending or threatened lawsuits that are reasonably likely to have a material adverse effect on the financial position, results of operations, or liquidity of the Company.

NOTE H. STOCKHOLDERS' EQUITY AND RESTRICTIONS

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

Stockholders have authorized 4,000,000 shares of Preferred Stock, $1.00 par value. Other terms, including preferences, voting, and conversion rights, may be established by the Board of Directors. In connection with the Rights Agreement, 400,000 of these shares have been designated as Series A Junior Participating Cumulative Preferred Stock, $1.00 par value, and were unissued at December 31, 1996. The remaining 3,600,000 shares of Preferred Stock, $1.00 par value, were also unissued at December 31, 1996.

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

The Company may from time to time transfer or buy in the open market additional shares of Common Stock to complete its 401(k) employer match obligation. Accordingly, in 1995, the Company transferred 16,158 shares of Common Stock to the ESOP and transferred another 19,847 shares during 1996.

Since 1973 the Company has had a Performance Share Plan to motivate senior management to focus on the Company's long-range earnings performance. The criterion for payment of performance share awards is based upon a comparison of the Company's average return on average equity over a four year award period (earlier upon the death, disability or retirement of the executive, or in certain circumstances, of a change in control of the Company) to that of a comparison group of publicly held life insurance companies, multiline insurers, and insurance holding companies. If the Company's results are below the median of the comparison group, no portion of the award is earned. If the Company's results are at or above the 90th percentile, the award maximum is earned. Under the plan approved by stockholders in 1992, up to 1,200,000 shares may be issued in payment of awards. The number of shares granted in 1996, 1995, and 1994 were 52,290, 72,610, and 62,140 shares, respectively, having an approximate market value on the grant date of $1.8 million, $1.6 million, and $1.4 million, respectively. At December 31, 1996, outstanding awards measured at target and maximum payouts were 279,648 and 375,470 shares, respectively. The expense recorded by the Company for the Performance Share Plan was $3.0 million, $2.9 million, and $3.6 million in 1996, 1995, and 1994, respectively.

During 1996, stock appreciation rights (SARs) were granted to certain executives of the Company to provide long-term incentive compensation based on the performance of the Company's Common Stock. Under this arrangement the Company will pay (in shares of Company Common Stock) an amount equal to the difference between the specified base price of the Company's Common Stock and the market value at the exercise date. The SARs are exercisable after five years (earlier upon the death, disability or retirement of the executive, or in certain circumstances, of a change in control of the Company) and expire in 2006 or upon termination of employment. The number of SARs granted during 1996 and outstanding at December 31, 1996 was 337,500. The SARs have a base price of $34.875 per share of Company Common Stock (the market price on the grant date was $35.00 per share). The estimated fair value of the SARs on the grant date was $3.0 million. This estimate was derived using the Roll-Geske variation of the Black-Sholes option pricing model. Assumptions used in the pricing model are as follows: expected volatility rate of 15% (approximately equal to that of the S & P Life Insurance Index), a risk free interest rate of 6.35%, a dividend yield rate of 1.97%, and an expected exercise date of August 15, 2002. The expense recorded by the Company for the SARs was $0.2 million in 1996.

The Company has established deferred compensation plans for directors and officers, and others. Compensation deferred is credited to the participants in cash or Common Stock equivalents or a combination thereof. The Company may from time to time issue or buy in the open market shares of Common Stock to fulfill its obligation under the plans. At December 31, 1996, the plans had 347,358 shares of Common Stock equivalents credited to participants.

At December 31, 1996, approximately $173 million of consolidated stockholders' equity, excluding net unrealized gains on investments, represented net assets of the Company's insurance subsidiaries that cannot be transferred in the form of dividends, loans, or advances to the parent company. In addition, the company's insurance subsidiaries are subject to various state statutory and regulatory restrictions on the insurance subsidiaries' ability to pay dividends to Protective Life Corporation. In general, dividends up to specified levels are considered ordinary and may be paid thirty days after written notice to the insurance commissioner of the state of domicile unless such commissioner objects to the dividend prior to the expiration of such period. Dividends in larger amounts are considered extraordinary and are subject to affirmative prior approval by such commissioner. The maximum amount that would qualify as ordinary dividends to the Company by its insurance subsidiaries in 1997 is estimated to be $117 million.

NOTE I. RELATED PARTY MATTERS

Certain corporations with which the Company's directors were affiliated paid the Company premiums and policy fees for various types of group insurance. Such premiums and policy fees amounted to $31.2 million, $21.2 million, and $21.1 million in 1996, 1995, and 1994, respectively. The Company paid commissions, interest, and service fees to these same corporations totaling $5.0 million, $5.3 million, and $4.9 million, in 1996, 1995, and 1994, respectively.

NOTE J. BUSINESS SEGMENTS

The Company operates predominantly in the life and accident and health insurance industry. The following table sets forth revenues, income before income tax, and identifiable assets of the Company's business segments. The primary components of revenues are premiums and policy fees, net investment income, and realized investment gains and losses. Premiums and policy fees are attributed directly to each business segment. Net investment income is allocated based on directly related assets required for transacting that segment of business. In the 1996 first quarter the Company changed the way it allocates certain expenses to its business segments. Accordingly, prior period segment results have been restated to reflect the change.

Realized investment gains (losses) and expenses are allocated to the segments in a manner which most appropriately reflects the operations of that segment. Unallocated realized investment gains (losses) are deemed not to be associated with any specific segment.

Assets are allocated based on policy liabilities and deferred policy acquisition costs directly attributable to each segment.

There are no significant intersegment transactions.





(Dollars in thousands)                                               1996               1995             1994
----------------------                                               ----               ----             ----

Total Revenues
Acquisitions                                                  $   213,199        $   193,544      $   171,259
Financial Institutions                                             88,872             76,326          108,693
Group                                                             207,364            180,262          148,835
Guaranteed Investment Contracts                                   206,406            199,468          184,212
Individual Life                                                   180,917            147,580          131,925
Investment Products                                               114,721            106,977           79,199
Corporate and Other                                                20,007             17,140           19,059
Unallocated Realized Investment Gains (Losses)                      6,517                583            5,266
                                                                    -----                ---            -----
                                                               $1,038,003        $   921,880      $   848,448
                                                               ==========        ===========      ===========

Acquisitions                                                        20.5%              21.0%            20.2%
Financial Institutions                                               8.6                8.3             12.8
Group                                                               20.0               19.5             17.5
Guaranteed Investment Contracts                                     20.0               21.6             21.7
Individual Life                                                     17.4               16.0             15.6
Investment Products                                                 11.0               11.6              9.3
Corporate and Other                                                  1.9                1.9              2.3
Unallocated Realized Investment Gains (Losses)                       0.6                0.1              0.6
                                                                     ---                ---              ---
                                                                   100.0%             100.0%           100.0%
                                                                   ======             ======           ======

Income Before Income Tax
Acquisitions                                                 $     52,670       $     48,490     $     37,328
Financial Institutions                                              9,531              8,375            9,024
Group                                                               5,138             10,060           10,139
Guaranteed Investment Contracts                                    32,119             27,649           29,005
Individual Life                                                    15,151             13,490           13,933
Investment Products                                                11,595              9,724             (705)
Corporate and Other*                                                7,020              2,663            2,183
Unallocated Realized Investment Gains (Losses)                      6,517                583            5,266
                                                                    -----                ---            -----
                                                              $   139,741        $   121,034      $   106,173
                                                              ===========        ===========      ===========

Acquisitions                                                        37.7%              40.1%            35.2%
Financial Institutions                                               6.8                6.9              8.5
Group                                                                3.7                8.3              9.5
Guaranteed Investment Contracts                                     23.0               22.8             27.3
Individual Life                                                     10.8               11.2             13.1
Investment Products                                                  8.3                8.0           (0.7)
Corporate and Other                                                  5.0                2.2              2.1
Unallocated Realized Investment Gains (Losses)                       4.7                0.5              5.0
                                                                     ---                ---              ---

                                                                   100.0%             100.0%           100.0%
                                                                   ======             ======           ======


Identifiable Assets
Acquisitions                                                   $1,579,253         $1,255,542       $1,204,883
Financial Institutions                                            352,021            268,782          215,878
Group                                                             278,926            278,094          215,997
Guaranteed Investment Contracts                                 2,608,149          2,537,045        2,211,181
Individual Life                                                 1,037,386            890,198          731,026
Investment Products                                             1,873,119          1,580,519        1,286,744
Corporate and Other                                               534,351            421,077          264,575
                                                                  -------            -------          -------
                                                               $8,263,205         $7,231,257       $6,130,284
                                                               ==========         ==========       ==========

Acquisitions                                                        19.1%              17.4%            19.7%
Financial Institutions                                               4.3                3.7              3.5
Group                                                                3.4                3.8              3.5
Guaranteed Investment Contracts                                     31.5               35.1             36.1
Individual Life                                                     12.5               12.3             11.9
Investment Products                                                 22.7               21.9             21.0
Corporate and Other                                                  6.5                5.8              4.3
                                                                     ---                ---              ---
                                                                   100.0%             100.0%           100.0%
                                                                   ======             ======           ======

* Income before income tax for the Corporate and Other segment has not been reduced by pretax minority interest of $4,950 in 1996 and 1995, and $2,764 in 1994.

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

The actuarial present value of benefit obligations and the funded status of the plan at December 31 are as follows:

                                                1996                      1995
                                                ----                      ----

Accumulated benefit obligation,
  including vested benefits of
  $14,720 in 1996 and $16,676
  in 1995                                     $15,475                   $17,415
                                              =======                   =======

Projected benefit obligation
  for service rendered to date                $25,196                   $24,877
Plan assets at fair value
  (group annuity contract
  with Protective Life)                        19,779                    18,254
                                               ------                    ------

Plan assets less than the
  projected benefit obligation                 (5,417)                   (6,623)
Unrecognized net loss from
  past experience different
  from that assumed                             3,559                     4,882
Unrecognized prior service cost                   705                       805
Unrecognized net transition asset                 (67)                      (84)
                                                 ----                      ----

Net pension liability recognized
  in balance sheet                           $ (1,220)                 $ (1,020)
                                             =========                 =========

Net pension cost includes the following components for the years ended December 31:

                                  1996                   1995            1994
                                  ----                   ----            ----

Service cost -
  benefits earned
  during the year                 $1,908                 $1,540          $1,433
Interest cost on
  projected benefit
  obligation                      1,793                  1,636           1,520
Actual return on
  plan assets                    (1,674)                (1,358)         (1,333)
Net amortization
  and deferral                      374                    114             210
                                    ---                    ---             ---

Net pension cost                 $2,401                 $1,932          $1,830
                                 ======                 ======          ======

Assumptions used to determine the benefit obligations as of December 31 were as follows:

                                 1996                   1995            1994
                                 ----                   ----            ----

Weighted average
  discount rate                  7.75%                  7.25%           8.00%
Rates of increase
  in compensation
  level                          5.75%                  5.25%           6.00%
Expected long-term
  rate of return on
  assets                         8.50%                  8.50%           8.50%
                                 =====                  =====           =====

Assets of the pension plan are included in the general assets of Protective Life. Upon retirement, the amount of pension plan assets vested in the retiree are used to purchase a single premium annuity from Protective Life in the retiree's name. Therefore, amounts presented above as plan assets exclude assets relating to retirees.

The Company also sponsors an unfunded Excess Benefits Plan, which is a nonqualified plan that provides defined pension benefits in excess of limits imposed by federal tax law. At December 31, 1996 and 1995, the projected benefit obligation of this plan totaled $7.2 million and $5.7 million, respectively.

In addition to pension benefits, the Company provides limited healthcare benefits to eligible retired employees until age 65. The postretirement benefit is provided by an unfunded plan. At December 31, 1996 and 1995, the liability for such benefits totaled $1.4 million and $1.5 million, respectively. The expense recorded by the Company was $0.1 million in 1996 and $0.2 million in 1995 and 1994. The Company's obligation is not materially affected by a 1% change in the healthcare cost trend assumptions used in the calculation of the obligation.

Life insurance benefits for retirees are provided through the purchase of life insurance policies upon retirement equal to the employees' annual compensation. This plan is partially funded at a maximum of $50,000 face amount of insurance.

The Company sponsors a defined contribution retirement plan which covers substantially all employees. Employee contributions are made on a before-tax basis as provided by Section 401(k) of the Internal Revenue Code. The Company has established an Employee Stock Ownership Plan (ESOP)to match voluntary employee contributions to the Company's 401(k) Plan. In 1994 a stock bonus was added to the 401(k) Plan for employees who are not otherwise under a bonus plan. Expense related to the ESOP consists of the cost of the shares allocated to participating employees plus the interest expense on the ESOP's note payable to the Company less dividends on shares held by the ESOP. All shares held by the ESOP are treated as outstanding for purposes of computing the Company's earnings per share. At December 31, 1996, the Company had committed 52,388 shares to be released to fund employee benefits. The expense recorded by the Company for these employee benefits was $1.0 million, $0.7 million, and $0.6 million in 1996, 1995, and 1994, respectively.

NOTE L. REINSURANCE

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

The Company has reinsured approximately $18.8 billion, $17.5 billion, and $8.6 billion in face amount of life insurance risks with other insurers representing $113.5 million, $116.1 million, and $46.0 million of premium income for 1996, 1995, and 1994, respectively. The Company has also reinsured accident and health risks representing $194.7 million, $217.1 million, and $126.5 million of premium income for 1996, 1995, and 1994, respectively. In 1996 and 1995, policy and claim reserves relating to insurance ceded of $325.9 million and $266.9 million, respectively, are included in reinsurance receivables. Should any of the reinsurers be unable to meet its obligation at the time of the claim, obligation to pay such claim would remain with the Company. At December 31, 1996 and 1995, the Company had paid $6.7 million and $4.1 million, respectively, of ceded benefits which are recoverable from reinsurers.

During 1995 the Company entered into a reinsurance agreement whereby all of the Company's new credit insurance sales are being ceded to a reinsurer. Included in the preceding paragraph are credit life and credit accident and health insurance premiums of $47.7 million and $55.3 million, respectively, and reserves of $135.8 million which were ceded during 1996. Also included are credit life and credit accident and health insurance premiums of $68.2 million and $57.6 million, respectively, and reserves totaling $100.8 million which were ceded during 1995.

NOTE M. ESTIMATED MARKET VALUES OF FINANCIAL INSTRUMENTS

The carrying amounts and estimated market values of the Company's financial instruments at December 31 are as follows:

                                                           1996                               1995
                                                                  Estimated                       Estimated
                                                  Carrying         Market          Carrying        Market
                                                   Amounts         Values           Amounts        Values

Assets (see Notes A and C):
Investments:
  Fixed maturities                             $4,686,072       $4,686,072       $3,892,008      $3,892,008
  Equity securities                                35,250           35,250           38,711          38,711
  Mortgage loans on real estate                 1,503,080        1,581,694        1,834,357       2,001,081
  Short-term investments                          114,258          114,258           53,591          53,591
Cash                                              121,051          121,051           11,392          11,392

Liabilities (see Notes A and E):
Debt:
  Notes payable to banks                           61,000           61,000           40,500          40,500
  Senior Notes                                     75,000           75,000           75,000          75,000
  Medium-Term Notes                                45,000           45,000
Monthly Income  Preferred Securities               55,000           57,200           55,000          58,300

Other (see Note A):
  Futures contracts                                                (1,708)                            (633)

  Interest rate swaps                                                (333)                            5,658
  Options                                                             (54)

NOTE N. CONSOLIDATED QUARTERLY RESULTS - UNAUDITED

Protective Life Corporation's unaudited consolidated quarterly operating data for the years ended December 31, 1996 and 1995, are presented below. In the opinion of management, all adjustments (consisting of normal recurring accruals) necessary for a fair presentation of quarterly results have been reflected in the data which follow. It is also management's opinion, however, that quarterly operating data for insurance enterprises are not indicative of results to be achieved in succeeding quarters or years. In order to obtain a more accurate indication of performance, there should be a review of operating results, changes in stockholders' equity, and cash flows for a period of several quarters.

                                           First                 Second           Third              Fourth
1996                                     Quarter                Quarter         Quarter             Quarter
----                                     -------                -------         -------             -------

Premiums and policy fees                $115,586               $132,251        $118,696            $127,620
Net investment income                    124,280                130,560         129,309             133,334
Realized investment gains (losses)         4,421                    600             861                (372)
Other income                               5,458                  4,972           5,079               5,348
                                           -----                  -----           -----               -----

Total revenues                           249,745                268,383         253,945             265,930
Benefits and expenses                    216,605                231,860         222,389             227,408
                                         -------                -------         -------             -------

Income before income tax                  33,140                 36,523          31,556              38,522
Income tax expense                        11,268                 12,417          10,730              13,097
Minority interest                            804                    805             804                 804
                                             ---                    ---             ---                 ---

Net income                               $21,068                $23,301         $20,022             $24,621
                                         =======                =======         =======             =======

Net income per share                       $.73                   $.78            $.64                $.79
                                           ====                   ====            ====                ====

Average shares outstanding            29,020,360             29,805,228      31,147,723          31,151,755
                                      ==========             ==========      ==========          ==========






                                           First             Second               Third              Fourth
1995                                     Quarter            Quarter              Quarter            Quarter
----                                     -------            -------              -------            -------

Premiums and policy fees                $104,022           $113,610             $107,300           $107,644
Net investment income                    112,663            118,046              123,894            121,321
Realized investment gains (losses)         2,619               (555)               1,337             (1,789)
Other income                               2,525              2,780                2,660              3,803
                                           -----              -----                -----              -----

Total revenues                           221,829            233,881              235,191            230,979
Benefits and expenses                    192,257            206,011              201,487            201,091
                                         -------            -------              -------            -------

Income before income tax                  29,572             27,870               33,704             29,888
Income tax expense                         9,759              9,197               12,034             10,162
Minority interest                            804                804                  804                805
                                             ---                ---                  ---                ---

Net income                               $19,009            $17,869              $20,866            $18,921
                                         =======            =======              =======            =======

Net income per share                        $.69               $.62                 $.72               $.65
                                            ====               ====                 ====               ====

Average shares outstanding            27,599,922         28,766,664           28,775,118         28,934,174
                                      ==========         ==========           ==========         ==========


                       Report of Independent Accountants

TO THE DIRECTORS AND STOCKHOLDERS OF
PROTECTIVE LIFE CORPORATION
BIRMINGHAM, ALABAMA

We have audited the accompanying consolidated balance sheets of Protective Life Corporation and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Protective Life Corporation and subsidiaries as of December 31, 1996 and 1995, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

As discussed in Note A to the Consolidated Financial Statements, the Company changed its method of accounting for stock-based employee compensation plans in 1995.


                                              /s/ Coopers & Lybrand, L.L.P.
                                              Coopers & Lybrand, L.L.P.
                                              Birmingham, Alabama
                                              February 11, 1997