Form 10-K, Exhibit 13
period 1997-12-31
PROTECTIVE LIFE CORP
filed 1998-03-27
CIK 355429

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

The Company operates seven divisions whose principal strategic focuses can be grouped into three general categories: life insurance, specialty insurance products, and retirement savings and investment products. The Company's divisions are: Acquisitions, Individual Life, West Coast, Dental and Consumer Benefits ("Dental"), Financial Institutions, Guaranteed Investment Contracts ("GIC"), and Investment Products. The Company also has an additional business segment which is described herein as Corporate and Other.

The Dental Division (formerly known as the Group Division) recently exited from the traditional group major medical business, fulfilling the Division's strategy to focus primarily on dental and related products. Accordingly, the Division was renamed the Dental and Consumer Benefits Division.

PREMIUMS AND POLICY FEES

The following table sets forth for the periods shown the amount of premiums and policy fees and the percentage change from the prior period:

PREMIUMS AND POLICY FEES

       Year Ended        Amount           Percentage
       December 31    (in thousands)      Increase
       ----------     --------------      ----------
         1995            $432,576            7.4%
         1996             494,153           14.2
         1997             522,335            5.7

Premiums and policy fees increased $61.6 million or 14.2% in 1996 over 1995. The coinsurance by the Acquisitions Division of three blocks of policies during 1996 resulted in a $19.2 million increase in premiums and policy fees. Decreases in older acquired blocks resulted in an $11.1 million decrease in premiums and policy fees. Individual Life premiums and policy fees increased $17.7 million. Premiums and policy fees from the Dental Division increased $25.3 million.
Premiums and policy fees related to the Dental Division's dental business increased $33.7 million. This increase was partially offset by a reduction to premiums related to a refund of premiums to certain cancer insurance policyholders and to decreases in traditional group health premiums. Premiums and policy fees from the Financial Institutions Division increased $7.8 million. This resulted from the coinsurance of a block of policies in 1996 representing a $32.6 million increase in premiums and policy fees. This increase was largely offset by decreases resulting from a reinsurance arrangement begun in 1995, whereby most of the Division's new credit insurance sales are being ceded to a reinsurer. Premiums and policy fees from the Investment Products Division increased $3.6 million.

Premiums and policy fees increased $28.2 million or 5.7% in 1997 over 1996. The coinsurance by the Acquisitions Division of a block of policies and the acquisition of a small life insurance company in late 1996 resulted in a $4.4 million increase in premiums and policy fees. Decreases in older acquired blocks resulted in an $8.3 million decrease in premiums and policy fees. The Individual Life Division's premiums and policy fees increased $10.8 million. The June 1997 acquisition of West Coast Life Insurance Company ("West Coast") increased premiums and policy fees $14.1 million. The Dental Division's exit from the group major medical business during 1997 resulted in a $31.1 million decrease in premiums and policy fees. Premiums and policy fees related to the Dental Division's other businesses increased $35.7 million. Premiums and policy fees from the Financial Institutions Division decreased $1.2 million. Decreases of $10.2 million resulted from the reinsurance arrangement begun in 1995. Decreases of $17.1 million relate to the normal decrease in premiums on a closed block of credit insurance policies reinsured in 1996. The recent acquisition of the
Western Diversified Group ("Western Diversified") and coinsurance of an unrelated closed block of credit insurance policies increased premiums and policy fees $26.1 million. The increase in premiums and policy fees from the Investment Products Division was $4.2 million.

NET INVESTMENT INCOME

The following table sets forth for the periods shown the amount of net investment income, the percentage change from the prior period, and the percentage earned on average cash and investments:

NET INVESTMENT INCOME


                                                         Percentage
                                                           Earned
   Year Ended        Amount           Percentage       on Average Cash
   December 31   (in thousands)        Increase        and Investments
   -----------   --------------       ----------      -----------------
      1995          $475,924             13.9%              8.2 %
      1996           517,483              8.7               8.1
      1997           591,376             14.3               8.0

Net investment income in 1996 was $41.6 million or 8.7% higher than in 1995, and in 1997 was $73.9 million or 14.3% higher than the preceding year, primarily due to increases in the average amount of invested assets. Invested assets have increased primarily due to acquisitions and to receiving annuity and GIC deposits. In 1996, the assumption of four blocks of policies during the year resulted in an increase in net investment income of $18.4 million. The coinsurance of a block of policies and the acquisition of a small life insurance company in late 1996, and the acquisition of West Coast, Western Diversified, and the block of credit insurance policies in 1997 resulted in an increase in net investment income of $39.4 million in 1997.

The percentage earned on average cash and investments in 1996 was 8.1%, and in 1997 was 8.0%, each slightly below that of the preceding year due to a general decline in interest rates.

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

REALIZED INVESTMENT GAINS (LOSSES)

         Year Ended              Amount
         December 31         (in thousands)
         -----------         --------------
            1995                $1,612
            1996                 5,510
            1997                   830

The Company maintains an allowance for uncollectible amounts on investments. The allowance totaled $31.6 million at December 31, 1996 and $23.7 million at December 31, 1997.

Realized investment gains in 1996 of $19.3 million were largely offset by realized investment losses of $13.8 million. In 1996, the Company sold $554 million of its mortgage loans in a securitization transaction, resulting in a $6.1 million realized investment gain. Realized investment losses in 1996 were reduced by a $1.8 million reduction to the allowance for uncollectible amounts on investments.

Realized  investment  gains in 1997 of $34.3  million  were  largely  offset  by realized investment losses of $33.5 million, including a loss of $6.9 million incurred in connection with the sale of $445 million of mortgage loans in a securitization transaction. Realized investment losses in 1997 were reduced by a $7.9 million reduction to the allowance for uncollectible amounts on investments.

OTHER INCOME

The following table sets forth other income for the periods shown:

                  OTHER INCOME

         Year Ended            Amount
         December 31       (in thousands)
         -----------       --------------
            1995              $11,768
            1996               20,857
            1997               32,784

Other income consists primarily of revenues of the Company's broker-dealer subsidiary, fees from variable insurance products and administrative-services-only types of group accident and health insurance contracts, revenues of the Company's wholly owned insurance marketing organizations and small noninsurance subsidiaries, and the results of the Company's 50%-owned joint venture in Hong Kong. In 1996, revenues from the Company's broker-dealer subsidiary increased $4.2 million. Other income from all other sources increased $4.9 million. In 1997, revenues from the Company's broker-dealer subsidiary increased $5.5 million. Other income from all other sources increased $6.4 million.

INCOME BEFORE INCOME TAX

The following table sets forth operating income or loss and income or loss before income tax by business segment for the periods shown:

                OPERATING INCOME (LOSS) AND INCOME (LOSS) BEFORE
                       INCOME TAX YEAR ENDED DECEMBER 31

                                 (in thousands)

                                            1995        1996        1997
                                            ----        ----        ----
OPERATING INCOME (LOSS) (1),(2)

LIFE INSURANCE

Acquisitions                             $ 48,490    $ 52,670     $ 55,638
Individual Life                            13,490      14,027       20,384
West Coast                                                           8,202

SPECIALTY INSURANCE PRODUCTS
Dental                                     10,060       5,138       16,259
Financial Institutions                      8,375       9,531       14,112

RETIREMENT SAVINGS AND
INVESTMENT PRODUCTS
GIC                                        31,557      40,082       28,116
Investment Products                         6,352       9,624       11,347
Corporate and Other (2)                    (2,287)      2,070       15,022
                                         ---------   --------     --------
Total operating income                    116,037     133,142      169,080
                                         ---------   --------     --------

REALIZED INVESTMENT GAINS (LOSSES)

Individual Life                                         3,098
GIC                                        (3,908)     (7,963)      (3,179)
Investment Products                         4,937       3,858          589
Unallocated Realized
  Investment Gains (Losses)                   583       6,517        3,420

RELATED AMORTIZATION OF DEFERRED
  POLICY ACQUISITION COSTS
Individual Life                                        (1,974)
Investment Products                        (1,565)     (1,887)        (373)
                                          ---------   --------     --------
Total net                                      47       1,649          457
                                          ---------   --------     --------

INCOME (LOSS) BEFORE INCOME TAX(2)

LIFE INSURANCE
Acquisitions                               48,490      52,670       55,638
Individual Life                            13,490      15,151       20,384
West Coast                                                           8,202

SPECIALTY INSURANCE PRODUCTS
Dental                                     10,060       5,138       16,259
Financial Institutions                      8,375       9,531       14,112

RETIREMENT SAVINGS AND
INVESTMENT PRODUCTS
GIC                                        27,649      32,119       24,937
Investment Products                         9,724      11,595       11,563
Corporate and Other (2)                    (2,287)      2,070       15,022
Unallocated Realized
  Investment Gains (Losses)                   583       6,517        3,420
                                          ---------   --------     --------
Total income before
  income tax                             $116,084    $134,791     $169,537
                                          =========   ========     ========

(1) Income before income tax excluding realized investment gains and losses and related amortization of deferred acquisition costs.

(2) Operating income and income before income tax for the Corporate and Other segment have been reduced by pretax minority interest in income of consolidated subsidiaries of $4,950 in 1995 and 1996, and $9,836 in 1997. Such minority interest relates to payments made on the Company's MIPS(SM), TOPrS(SM), and FELINE PRIDES(SM).

In the ordinary course of business, the Acquisitions Division regularly considers acquisitions of smaller insurance companies or blocks of policies. Blocks of policies acquired through the Division are usually administered as "closed" blocks; i.e., no new policies are sold. Therefore, earnings from the Acquisitions Division are normally expected to decline over time (due to the lapsing of policies resulting from deaths of insureds or terminations of coverage) unless new acquisitions are made. The Division's 1996 pretax earnings increased $4.2 million to $52.7 million. New acquisitions resulted in a $4.7 million increase in 1996 pretax earnings. The Division's 1997 pretax earnings increased $2.9 million to $55.6 million. The Division's mortality experience was approximately $6.0 million more favorable in 1997 than in 1996. In addition, the Division's newest acquisitions represented a $1.8 million increase in 1997 pretax earnings.

The Individual Life Division had 1996 pretax operating earnings of $14.0 million, $0.5 million above 1995. The Division's 1997 pretax operating earnings were $20.4 million, $6.4 million above 1996, even though the Division experienced record high mortality in the second quarter. The increase was primarily due to growth and improved expense control. Realized investment gains, net of related amortization of deferred policy acquisition costs, associated with this Division were $1.1 million in 1996 and none in 1997. As a result, total pretax earnings were $15.1 million in 1996 and $20.4 million in 1997.

Headquartered in San Francisco, West Coast was acquired by the Company on June 3, 1997. For the seven months of 1997 that it was a subsidiary of the Company, the West Coast Division had pretax operating earnings of $8.2 million.

The Dental Division's 1996 pretax earnings of $5.1 million were lower than 1995. A refund of cancer premiums and related expenses resulted in a $6.8 million decrease in the Division's pretax earnings. Dental earnings improved $4.9 million and traditional group health earnings declined by $1.9 million. The Division's 1997 pretax earnings were $16.3 million. Dental earnings were $11.1 million, an increase of $1.6 million, before expenses of $2.2 million to develop a new discounted fee-for-service dental program. Pretax earnings included a one-time release of reserves associated with exiting the group major medical business of $1.8 million. Lower cancer earnings partially offset improved results in other lines.

The Financial Institutions Division's pretax earnings increased $1.1 million to $9.5 million in 1996. Included in the Division's 1996 results are earnings from the coinsurance of a block of policies in the second quarter of 1996. The Division's 1997 pretax earnings increased $4.6 million to $14.1 million. The Division's results include earnings from recent acquisitions. At the end of the 1997 third quarter, the Division acquired the Western Diversified Group and coinsured an unrelated block of policies.

The GIC Division had pretax operating earnings of $40.1 million in 1996 and $28.1 million in 1997. The 1996 increase was due to improved operating spreads and to the growth in GIC deposits. Several factors contributed to the 1997 decline. In December 1996, the Company sold a major portion of its bank loan participations in a securitization transaction which had the effect of reducing the Division's earnings and increasing earnings in the Corporate and Other segment. In order to better match assets to liabilities on a divisional level, the Company shortened the duration of GIC Division invested assets and lengthened the duration of the other divisions' invested assets. As a result, GIC earnings were reduced and earnings of the other divisions were increased. Realized investment losses associated with this Division in 1996 were $8.0 million as compared to $3.2 million in 1997. As a result, total pretax earnings were $32.1 million in 1996 and $24.9 million in 1997. The rate of growth in GIC deposits has decreased as the amount of maturing contracts has increased.

The Investment Products Division's 1996 pretax operating earnings were $9.6 million which was $3.2 million higher than 1995. Earnings increased primarily due to growth in variable annuity deposits. The Division's 1997 pretax operating earnings were $11.4 million, an increase of $1.7 million. Realized investment gains, net of related amortization of deferred policy acquisition costs, were $2.0 million in 1996 as compared with $0.2 million in 1997. As a result, total pretax earnings were $11.6 million in 1996 and 1997.

The Corporate and Other segment consists primarily of net investment income on capital, interest expense on substantially all debt, the Company's 50%-owned joint venture in Hong Kong, several small insurance lines of business, and the operations of several small noninsurance subsidiaries. 1996 pretax operating earnings for this segment increased $4.3 million to $2.1 million due to improved operating results from the Company's joint venture in Hong Kong and increased net investment income on capital. The segment's pretax operating earnings increased $12.9 million to $15.0 million in 1997. In 1997, the Company sold its interest in a money management venture resulting in income of $4.1 million. The remaining increase in earnings relates primarily to increased net investment income on capital, income from the Company's participation commercial mortgage loan program, and income from a securitization transaction.

INCOME TAX EXPENSE

The following table sets forth the effective income tax rates for the periods shown:

INCOME TAX EXPENSE

         Year Ended December 31             Effective Income Tax Rates
         ----------------------             --------------------------
                 1995                                   34%
                 1996                                   34
                 1997                                   34

Management's current estimate of the effective tax rate for 1998 is between 34% and 35%.

NET INCOME

The following table sets forth net income and net income per share for the periods shown:


                                   NET INCOME

                                       Per                             Per
  Year Ended         Amount           Share-        Percentage        Share-       Percentage
  December 31    (in thousands)       Basic          Increase         Diluted       Increase
 ------------    --------------       -----         ----------       --------      ----------
     1995         $  76,665           $2.67            4.3%           $2.66           4.7%
     1996            89,012            2.94            9.7             2.92           9.8
     1997           111,993            3.59           22.1             3.56          21.9



Net income per share-basic in 1996 increased 9.7%, reflecting improved operating earnings in the Acquisitions, Financial Institutions, GIC, Individual Life, and Investment Products Divisions and Corporate and Other segment, and higher realized investment gains partially offset by lower earnings in the Dental Division. Net income per share-basic in 1997 increased 22.1%, reflecting improved operating earnings in the Acquisitions, Individual Life, West Coast, Dental, Financial Institutions, and Investment Products Divisions and the Corporate and Other segment, which were partially offset by lower operating earnings in the GIC Division and lower realized investment gains (net of related amortization of deferred policy acquisition costs).

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

* MATURE INDUSTRY/COMPETITION. Life and health insurance is a mature industry. In recent years, the industry has experienced virtually no growth in life insurance sales, though the aging population has increased the demand for retirement savings products. Insurance is a highly competitive industry, and the Company encounters significant competition in all lines of business from other insurance companies, many of which have greater financial resources than the Company, as well as competition from other providers of financial services.

The life and health insurance industry is consolidating with larger, more efficient organizations emerging from consolidation. Also, mutual insurance companies are converting to stock ownership which will give them greater access to capital markets.

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

* RATINGS. Ratings are an important factor in the competitive position of insurance companies. Rating organizations periodically review the financial performance and condition of insurers, including the Company's insurance subsidiaries. A downgrade in the ratings of the Company's life insurance subsidiaries could adversely affect its ability to sell its products and its ability to compete for attractive acquisition opportunities.

Rating organizations assign ratings based upon several factors. While most of the considered factors relate to the rated company, some of the factors relate to general economic conditions and circumstances outside the rated company's control. For the past several years, rating downgrades in the industry have exceeded upgrades.

* POLICY CLAIMS FLUCTUATIONS. The Company's results may fluctuate from year to year on account of fluctuations in policy claims received by the Company.

* LIQUIDITY AND INVESTMENT PORTFOLIO. Many of the products offered by the Company's insurance subsidiaries allow policyholders and contractholders to withdraw their funds under defined circumstances. The Company's insurance subsidiaries design products and configure investment portfolios to provide and maintain sufficient liquidity to support anticipated withdrawal demands and contract benefits and maturities. Formal asset/liability management programs and procedures are used continuously to monitor the relative duration of the Company's assets and liabilities. While the Company's insurance subsidiaries own a significant amount of liquid assets, many of their assets are relatively illiquid. Significant unanticipated withdrawal or surrender activity could, under some circumstances, compel the Company's insurance subsidiaries to dispose of illiquid assets on unfavorable terms, which could have a material adverse effect on the Company.

* INTEREST RATE FLUCTUATIONS. Sudden and/or significant changes in interest rates expose insurance companies to the risk of not earning anticipated spreads between the interest rate earned on investments and the credited rates paid on outstanding policies. Both rising and declining interest rates can negatively affect the Company's spread income. For example, certain of the Company's insurance and investment products guarantee a minimum credited rate. While the Company develops and maintains asset/liability management programs and procedures designed to preserve spread income in rising or falling interest rate environments, no assurance can be given that sudden and/or significant changes in interest rates will not materially affect such spreads.

Lower interest rates may result in lower sales of the Company's insurance and investment products.

* REGULATION AND TAXATION. The Company's insurance subsidiaries are subject to government regulation in each of the states in which they conduct business. Such regulation is vested in state agencies having broad administrative power over all aspects of the insurance business including premium rates, marketing practices, advertising, policy forms, and capital adequacy, and is concerned primarily with the protection of policyholders rather than stockholders. The Company cannot predict the form of any future regulatory initiatives.

Under the Internal Revenue Code of 1986, as amended (the Code), income tax payable by policyholders on investment earnings is deferred during the accumulation period of certain life insurance and annuity products. This favorable tax treatment may give certain of the Company's products a competitive advantage over other non-insurance products. Congress is currently reviewing certain proposals contained in President Clinton's Fiscal Year 1999 Budget which, if enacted, would adversely impact the tax treatment of variable annuity and certain other life insurance products. To the extent that the Code is revised to reduce the tax-deferred status of life insurance and annuity products, or to increase the tax-deferred status of competing products, all life insurance companies, including the Company's subsidiaries, would be adversely affected with respect to their ability to sell such products, and, depending on grandfathering provisions, the surrenders of existing annuity contracts and life insurance policies. The Company cannot predict what future initiatives the President or Congress may propose which may affect the Company.

* LITIGATION. A number of civil jury verdicts have been returned against insurers in the jurisdictions in which the Company does business involving the insurers' sales practices, alleged agent misconduct, failure to properly supervise agents, and other matters. Increasingly these lawsuits have resulted in the award of substantial judgments against the insurer that are disproportionate to the actual damages, including material amounts of punitive damages. In some states (including Alabama), juries have substantial discretion in awarding punitive damages which creates the potential for unpredictable material adverse judgments in any given punitive damages suit. The Company and its subsidiaries, like other insurers, in the ordinary course of business, are involved in such litigation. The outcome of any such litigation cannot be predicted with certainty. In addition, in some class action and other lawsuits involving insurers' sales practices, insurers have made material settlement payments.

* INVESTMENT RISKS. The Company's invested assets are subject to customary risks of credit defaults and changes in market values.

The value of the Company's commercial mortgage portfolio depends in part on the credit worthiness of the tenants occupying the properties which the Company has financed. Factors that may affect the overall default rate on, and market value of, the Company's invested assets include interest rate levels, financial market performance, and general economic conditions, as well as particular circumstances affecting the businesses of individual borrowers and tenants.

* CONTINUING SUCCESS OF ACQUISITION STRATEGY. The Company has actively pursued a strategy of acquiring blocks of insurance policies and small insurance companies. This acquisition strategy has increased the Company's earnings in part by allowing the Company to position itself to realize certain operating efficiencies associated with economies of scale. There can be no assurance, however, that suitable acquisitions, presenting opportunities for continued growth and operating efficiencies, will continue to be available to the Company, or that the Company will realize the anticipated financial results from its acquisitions.

* RELIANCE ON THE PERFORMANCE OF OTHERS. The Company has entered into various ventures involving other parties. Examples include, but are not limited to: many of the Company's products are sold through independent distribution channels; the Investment Products Division's variable annuity deposits are invested in funds managed by unaffiliated investment managers; a portion of the sales in the Individual Life, Dental, and Financial Institutions Divisions comes from arrangements with unrelated marketing organizations; and the Company has entered the Hong Kong insurance market in a joint venture. Therefore the Company's results may be affected by the performance of others.

* YEAR 2000. Older computer hardware and software often denote the year using two digits rather than four; for example, the year 1997 is denoted as 97. It is probable that such hardware and software will malfunction when calculations involving the year 2000 are attempted because the hardware and/or software will interpret 00 as representing the year 1900 rather than the year 2000. This "Year 2000" problem potentially affects all individuals and companies (including the Company, and its suppliers, customers, and business partners) who rely upon computers or devices containing computer chips. While the Company has developed and implemented programs and procedures designed to correct or replace the hardware and/or software it relies upon that have a Year 2000 problem, no assurance can be given that the Year 2000 problem will not affect the Company.

* REINSURANCE. As is customary in the insurance industry, the Company's insurance subsidiaries cede insurance to other insurance companies. However, the ceding insurance company remains liable with respect to ceded insurance should any reinsurer fail to meet the obligations assumed by it.

Additionally, the Company assumes policies of other insurers. Any regulatory or other development affecting the ceding insurer could also have an effect on the Company.

RECENTLY ISSUED ACCOUNTING STANDARDS

The Financial Accounting Standards Board has issued Statement of Financial Accounting Standards No. 132, "Employers' Disclosures About Pension and Other Postretirement Benefits." This statement revises the footnote disclosures about pension and other postretirement benefit plans and its adoption will have no effect on the Company's financial condition.

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

Many of the Company's products contain surrender charges and other features that reward persistency and penalize the early withdrawal of funds. Surrender charges for these products generally are sufficient to cover the Company's unamortized deferred policy acquisition costs with respect to the policy being surrendered. GICs and certain annuity contracts have market-value adjustments that protect the Company against investment losses if interest rates are higher at the time of surrender than at the time of issue.

The Company's investments in debt and equity securities are reported at market value, and investments in mortgage loans are reported at amortized cost. At December 31, 1997, the fixed maturity investments (bonds and redeemable preferred stocks) had a market value of $6,374.3 million, which is 2% above amortized cost (less allowances for uncollectible amounts on investments) of $6,247.9 million. The Company had $1,312.8 million in mortgage loans at December 31, 1997. While the Company's mortgage loans do not have quoted market values, at December 31, 1997, the Company estimates the market value of its mortgage loans to be $1,405.5 million (using discounted cash flows from the next call date) which is 7.1% above amortized cost. Most of the Company's mortgage loans have significant prepayment penalties. These assets are invested for terms approximately corresponding to anticipated future benefit payments. Thus, market fluctuations should not adversely affect liquidity.

For several years the Company has offered a type of commercial loan under which the Company will permit a slightly higher loan-to-value ratio in exchange for a participating interest in the cash flows from the underlying real estate. Approximately $465 million of the Company's mortgage loans have this participation feature.

At December 31, 1997, delinquent mortgage loans and foreclosed properties were 0.2% of assets. Bonds rated less than investment grade were 2.1% of assets. The Company does not expect these investments to adversely affect its liquidity or ability to maintain proper matching of assets and liabilities. The Company's allowance for uncollectible amounts on investments was $23.7 million at December 31, 1997.

Policy loans at December 31, 1997, were $194.1 million, a decrease of $4.3 million from December 31, 1996, (after excluding the $31.7 million of policy loans obtained through acquisitions). Policy loan rates are generally in the 4.5% to 8.0% range. Such rates at least equal the assumed interest rates used for future policy benefits.

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

The Company's asset/liability management programs and procedures involve the monitoring of asset and liability durations for various product lines; cash flow testing under various interest rate scenarios; and the continuous rebalancing of assets and liabilities with respect to yield, risk, and cash flow characteristics. It is the Company's general policy to maintain asset and liability durations within one-half year of one another, although from time to time a broader interval may be allowed.

The Company does not use derivative financial instruments for trading purposes. Combinations of futures contracts, interest rate options, and interest rate swaps are sometimes used as hedges for asset/liability management of certain investments, primarily mortgage loans on real estate, mortgage-backed securities, and liabilities arising from interest-sensitive products such as GICs and annuities. Realized investment gains and losses of such contracts are deferred and amortized over the life of the hedged asset. Net realized gains of $1.5 million were deferred in 1997. At December 31, 1997, options and open futures contracts with a notional amount of $925.0 million were in a $0.4 million net unrealized loss position.

The Company has used interest rate swap contracts and options to enter into interest rate swap contracts (swaptions) to convert certain investments from a variable rate of interest to a fixed rate of interest and from a fixed rate to a variable rate of interest, and to convert its Senior Notes, Medium-Term Notes, Monthly Income Preferred Securities ("MIPSSM"), and Trust Originated Preferred Securities ("TOPrSSM") from a fixed rate to a variable rate of interest. Amounts paid or received related to the initiation of interest rate swap contracts and swaptions are deferred and amortized over the life of the related debt. Amounts paid and received related to the sale of interest rate swap contracts and swaptions were $0.5 million and $1.0 million, respectively, in 1997. At December 31, 1997, related open interest rate swap contracts and swaptions with a notional amount of $385.3 million were in a $3.1 million net unrealized gain position.

In connection with a commercial mortgage loan securitization, the Company entered into interest rate swap contracts converting a fixed rate of interest to a floating rate of interest and converting a floating rate of interest to a fixed rate of interest with notional amounts at December 31, 1997, of $332.4 million and $200.0 million, respectively. In the aggregate, there were no net unrealized gains or losses associated with these swap contracts at December 31, 1997.

GIC withdrawals were approximately $700 million during 1997. Withdrawals related to GIC contracts are estimated to be approximately $900 million in 1998. The Company's asset/liability management programs and procedures take into account GIC withdrawals. Accordingly, the Company does not expect GIC withdrawals to have an unusual effect on the future operations and liquidity of the Company.

In anticipation of receiving GIC and annuity deposits, the life insurance subsidiaries were committed at December 31, 1997, to fund mortgage loans and to purchase fixed maturity and other long-term investments in the amount of $400.2 million. The Company's subsidiaries held $116.3 million in cash and short-term investments at December 31, 1997. Protective Life Corporation had an additional $7.3 million in cash and short-term investments available for general corporate purposes.

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

During 1996, the Company completed a public offering of two million shares of its Common Stock. Net proceeds of approximately $70.5 million were primarily invested in the Company's insurance subsidiaries to support future growth.

Also during 1996, the Company issued $45 million (in four separate offerings) of Medium-Term Notes. Net proceeds of $43.8 million were used to repay bank borrowings. The notes bear interest rates ranging from 7.00% to 7.45% and mature in 2011.

During 1997, a special purpose finance subsidiary of the Company, PLC Capital Trust I issued $75 million of 8.25% Trust Originated Preferred Securities ("TOPrS"), guaranteed on a subordinated basis by the Company. The TOPrS are redeemable by PLC Capital Trust I at any time on or after April 29, 2002. Net proceeds of approximately $72.6 million were used to repay bank borrowings.

Also during 1997, another special purpose finance subsidiary, PLC Capital Trust II, issued $115 million of FELINE PRIDESSM which are comprised of a stock purchase contract and a beneficial ownership of 6.5% TOPrS. Under the stock purchase contract, on February 16, 2001, the holders will purchase shares of the Company's Common Stock from the Company. The holders may generally settle the contract in cash or by exercising their right to put, in effect, the 6.5% TOPrS back to the Company. The shares of Common Stock issuable range from approximately 1.8 million shares if the price of the Company's Common Stock is greater than or equal to $65.04 to approximately 2.2 million shares if the stock price is less than or equal to $53.31. The 6.5% TOPrS are guaranteed on a subordinated basis by the Company. Net proceeds of approximately $111 million were invested in the Company's insurance subsidiaries and used to repay bank borrowings.

In 1996, the Company sold approximately $554 million of its commercial mortgage loans in a securitization transaction. Proceeds from the sale consisted of cash of approximately $400 million, net of expenses, and securities issued in the securitization transaction of approximately $161 million. The sale resulted in a realized gain of approximately $6.1 million. In 1996, the Company also sold approximately $315 million of its bank loan participations in a securitization transaction. The sale resulted in a realized gain of approximately $0.5 million. In a related transaction, the Company purchased $23 million of the securities issued in the securitization transaction.

In 1997, the Company sold approximately $445 million of its commercial mortgage loans in a securitization transaction. Proceeds from the sale consisted of cash of approximately $328 million, net of expenses, and securities issued in the securitization transaction of approximately $110 million. The Company is investigating other securitization opportunities.

At December 31, 1997, Protective Life Corporation had no borrowings outstanding under its $70.0 million revolving line of credit.

Protective Life Corporation's cash flow is dependent on cash dividends and payments on surplus notes from its subsidiaries, revenues from investment, data processing, legal and management services rendered to subsidiaries, and investment income. At December 31, 1997, approximately $154 million of consolidated stockholders' equity, excluding net unrealized investment gains and losses, represented net assets of the Company's insurance subsidiaries that cannot be transferred to the Company in loans, or advances to the parent company. In addition, the states in which the Company's insurance subsidiaries are domiciled impose certain restrictions on the insurance subsidiaries' ability to pay dividends to Protective Life Corporation. Also, distributions, including cash dividends to Protective Life Corporation from its life insurance subsidiaries, in excess of approximately $727 million, would be subject to federal income tax at rates then effective.

Due to the expected growth of the Company's insurance sales, the Company plans to retain substantial portions of the earnings of its insurance subsidiaries in those companies primarily to support their future growth. Protective Life Corporation's cash disbursements have from time to time exceeded its cash receipts, and these shortfalls have been funded through various external financings. Therefore, Protective Life Corporation may from time to time require additional external financing.

To give the Company flexibility in connection with future acquisitions and other growth opportunities, the Company has registered common stock under the Securities Act of 1933 on a delayed (or shelf) basis.

A life insurance company's statutory capital is computed according to rules prescribed by the National Association of Insurance Commissioners ("NAIC"), as modified by the insurance company's state of domicile. Statutory accounting rules are different from generally accepted accounting principles and are intended to reflect a more conservative view by, for example, requiring immediate expensing of policy acquisition costs. The NAIC's risk-based capital requirements require insurance companies to calculate and report information under a risk-based capital formula. The achievement of long-term growth will require growth in the statutory capital of the Company's insurance subsidiaries. The subsidiaries may secure additional statutory capital through various sources, such as retained statutory earnings or equity contributions by the Company.

Under insurance guaranty fund laws in most states, insurance companies doing business in a participating state can be assessed up to prescribed limits for policyholder losses incurred by insolvent companies. The Company does not believe that any such assessments will be materially different from amounts already reflected in the financial statements.

The Company and its subsidiaries, like other insurers, in the course of business are involved in litigation. Although the outcome of any litigation cannot be predicted with certainty, the Company believes that at the present time there are no pending or threatened lawsuits that are reasonably likely to have a material adverse effect on the financial position, results of operations, or liquidity of the Company.

President Clinton's recent budget proposal contains provisions that would change the way insurance companies and certain of their products are taxed, which, if enacted by Congress would negatively affect the Company.

The Company is not aware of any material pending or threatened regulatory action with respect to the Company or any of its subsidiaries.

IMPACT OF INFLATION

Inflation increases the need for life insurance. Many policyholders who once had adequate insurance programs may increase their life insurance coverage to provide the same relative financial benefits and protection. Inflation increases the cost of health care. The adequacy of premium rates in relation to the level of health claims is constantly monitored, and where appropriate, premium rates on such policies are increased as policy benefits increase. Failure to make such increases commensurate with healthcare cost increases may result in a loss from health insurance.

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

                          CONSOLIDATED STATEMENTS OF INCOME

                                Year Ended December 31


(Dollars in thousands except per share amounts)                        1997           1996           1995
----------------------------------------------------------------------------------------------------------
REVENUES
Premiums and policy fees (net of reinsurance ceded:
  1997 - $334,899; 1996 - $308,174; 1995 - $333,173)             $  522,335     $  494,153     $  432,576
Net investment income                                               591,376        517,483        475,924
Realized investment gains                                               830          5,510          1,612
Other income                                                         32,784         20,857         11,768
----------------------------------------------------------------------------------------------------------
  Total revenues                                                  1,147,325      1,038,003        921,880
----------------------------------------------------------------------------------------------------------
BENEFITS AND EXPENSES
Benefits and settlement expenses (net of reinsurance ceded:
  1997 - $180,605; 1996 - $215,424; 1995 - $247,229)                683,108        645,040        565,027
Amortization of deferred policy acquisition costs                   107,227         91,030         82,733
Other operating expenses (net of reinsurance ceded:
  1997 - $90,045; 1996 - $81,839; 1995 - $84,855)                   177,617        162,192        153,086
----------------------------------------------------------------------------------------------------------
  Total benefits and expenses                                       967,952        898,262        800,846
----------------------------------------------------------------------------------------------------------
INCOME BEFORE INCOME TAX                                            179,373        139,741        121,034
----------------------------------------------------------------------------------------------------------
INCOME TAX EXPENSE
Current                                                              78,799         47,522         44,862
Deferred                                                            (17,812)           (10)        (3,710)
----------------------------------------------------------------------------------------------------------
  Total income tax expense                                           60,987         47,512         41,152
----------------------------------------------------------------------------------------------------------
INCOME BEFORE MINORITY INTEREST                                     118,386         92,229         79,882
MINORITY INTEREST IN INCOME OF CONSOLIDATED SUBSIDIARIES              6,393          3,217          3,217
----------------------------------------------------------------------------------------------------------
NET INCOME                                                       $  111,993     $   89,012     $   76,665
----------------------------------------------------------------------------------------------------------
NET INCOME PER SHARE - BASIC                                     $     3.59     $     2.94     $     2.67
NET INCOME PER SHARE - DILUTED                                   $     3.56     $     2.92     $     2.66
----------------------------------------------------------------------------------------------------------
CASH DIVIDENDS PAID PER SHARE                                    $      .78     $      .70     $      .62
----------------------------------------------------------------------------------------------------------
SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.


                             CONSOLIDATED BALANCE SHEETS

                                     December 31


(Dollars in thousands)                                                                               1997           1996
------------------------------------------------------------------------------------------------------------------------
ASSETS
Investments:
  Fixed maturities, at market (amortized cost: 1997 - $6,247,947; 1996 - $4,671,600)           $6,374,328     $4,686,072
  Equity securities, at market (cost: 1997 - $24,983; 1996 - $31,669)                              15,006         35,250
  Mortgage loans on real estate                                                                 1,312,778      1,503,080
  Investment real estate, net of accumulated depreciation (1997 - $671; 1996 - $2,268)             13,602         14,305
  Policy loans                                                                                    194,109        166,704
  Other long-term investments                                                                      63,511         32,506
  Short-term investments                                                                           76,086        114,258
------------------------------------------------------------------------------------------------------------------------
    Total investments                                                                           8,049,420      6,552,175
Cash                                                                                               47,502        121,051
Accrued investment income                                                                          95,616         70,544
Accounts and premiums receivable, net of allowance for uncollectible amounts
   (1997 - $5,292; 1996 - $2,525)                                                                  47,784         47,371
Reinsurance receivables                                                                           591,613        332,614
Deferred policy acquisition costs                                                                 632,737        488,384
Property and equipment, net                                                                        36,957         36,091
Other assets                                                                                       78,541         64,278
Assets related to separate accounts                                                               931,465        550,697
------------------------------------------------------------------------------------------------------------------------













                                                                                              $10,511,635     $8,263,205
------------------------------------------------------------------------------------------------------------------------
See Notes to Consolidated Financial Statements.


                             CONSOLIDATED BALANCE SHEETS

                                     December 31






(Dollars in thousands)                                                                               1997           1996
------------------------------------------------------------------------------------------------------------------------
LIABILITIES
Policy liabilities and accruals
  Future policy benefits and claims                                                            $3,324,294     $2,448,449
  Unearned premiums                                                                               400,857        260,937
------------------------------------------------------------------------------------------------------------------------
    Total policy liabilities and accruals                                                       3,725,151      2,709,386
Guaranteed investment contract deposits                                                         2,684,676      2,474,728
Annuity deposits                                                                                1,511,553      1,331,067
Other policyholders' funds                                                                        183,233        142,221
Other liabilities                                                                                 306,241        170,442
Accrued income taxes                                                                                4,907         (4,521)
Deferred income taxes                                                                              41,212         37,869
Short-term debt                                                                                                   12,800
Long-term debt                                                                                    120,000        168,200
Liabilities related to separate accounts                                                          931,465        550,697
------------------------------------------------------------------------------------------------------------------------
    Total liabilities                                                                           9,508,438      7,592,889
------------------------------------------------------------------------------------------------------------------------
COMMITMENTS AND CONTINGENT LIABILITIES
- Note G
------------------------------------------------------------------------------------------------------------------------
GUARANTEED PREFERRED BENEFICIAL INTERESTS IN COMPANY'S SUBORDINATED DEBENTURES
9% Cumulative Monthly Income Preferred Securities, Series A                                        55,000         55,000
8.25% Trust Originated Preferred Securities                                                        75,000
6.5% FELINE PRIDES                                                                                115,000
------------------------------------------------------------------------------------------------------------------------
    Total guaranteed preferred beneficial interests                                               245,000         55,000
------------------------------------------------------------------------------------------------------------------------
STOCKHOLDERS' EQUITY
Preferred Stock, $1 par value
  Shares authorized:  3,600,000
  Issued: none
Junior Participating Cumulative
  Preferred Stock, $1 par value
  Shares authorized: 400,000
  Issued: none
Common Stock, $.50 par value                                                                       16,668         16,668
  Shares authorized: 80,000,000
  Issued: 33,336,462
Additional paid-in capital                                                                        167,923        166,713
Treasury stock, at cost (1997 - 2,515,320 shares; 1996 - 2,532,856 shares)                        (13,455)       (11,874)
Unallocated stock in Employee Stock Ownership Plan (1997 - 693,122 shares;
  1996 - 743,464 shares)                                                                           (4,592)        (4,925)
Retained earnings                                                                                 529,926        442,046
Accumulated other comprehensive income
  Net unrealized gains on investment (net of income tax: 1997 - $33,238; 1996 - $3,601)            61,727          6,688
------------------------------------------------------------------------------------------------------------------------
    Total stockholders' equity                                                                    758,197        615,316
------------------------------------------------------------------------------------------------------------------------
                                                                                              $10,511,635     $8,263,205
------------------------------------------------------------------------------------------------------------------------



CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY


                                                   Additional                 Unallocated               Net Unrealized     Total
(Dollars in thousands                  Common       Paid-In       Treasury      Stock in     Retained   Gains (Losses) Stockholders'
except per share amounts)               Stock       Capital        Stock          ESOP       Earnings   on Investments    Equity
-----------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1994            $15,668       $71,295      $(18,323)      $(5,592)     $314,857     $(107,532)     $270,373
                                                                                                                         --------
  Net income for 1995                                                                          76,665                      76,665
  Increase in net unrealized
    gains on investments
    (net of income tax  - $89,623)                                                                          166,443       166,443
  Reclassification adjustment for
    amounts included in net income
    (net of income tax - $(564))                                                                             (1,048)       (1,048)
                                                                                                                         ---------
  Comprehensive income for 1995                                                                                           242,060
                                                                                                                         ---------
  Cash dividends
    ($0.62 per share)                                                                         (17,600)                    (17,600)
  Purchase of treasury stock
    (124 shares)                                                       (3)                                                     (3)
  Reissuance of treasury stock
    (1,332,566 shares)                               24,801         6,243                                                  31,044
  Reissuance of treasury stock
    to ESOP (16,158 shares)                             275            75          (350)                                        0
  Allocation of stock to employee
    accounts (66,500 shares)                                                        683                                       683
-----------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1995             15,668        96,371       (12,008)       (5,259)      373,922        57,863       526,557
                                                                                                                         ---------
  Net income for 1996                                                                          89,012                      89,012
  Decrease in net unrealized
    gains on investments
    (net of income tax  - $(25,628))                                                                        (47,593)      (47,593)
  Reclassification adjustment for
    amounts included in net income
    (net of income tax  - $(1,928))                                                                          (3,582)       (3,582)
                                                                                                                         ---------
  Comprehensive income for 1996                                                                                            37,837
                                                                                                                         ---------
  Cash dividends
    ($0.70 per share)                                                                         (20,888)                    (20,888)
  Issuance of common stock
    (2,000,000 shares)                  1,000        69,546                                                                70,546
  Reissuance of treasury stock
    (8,641 shares)                                      220            41                                                     261
  Reissuance of treasury stock
    to ESOP (19,847 shares)                             576            93          (669)                                        0
  Allocation of stock to employee
    accounts (70,189 shares)                                                      1,003                                     1,003
-----------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1996             16,668       166,713       (11,874)       (4,925)      442,046         6,688       615,316
                                                                                                                         ---------
  Net income for 1997                                                                         111,993                     111,993
  Increase in net unrealized
    gains on investments
    (net of income tax  - $29,927)                                                                           55,579        55,579
  Reclassification adjustment for
    amounts included in net income
    (net of income tax  - $(290))                                                                              (540)         (540)
                                                                                                                         ---------
  Comprehensive income for 1997                                                                                           167,032
                                                                                                                         ---------
  Cash dividends
    ($ 0.78 per share)                                                                        (24,113)                    (24,113)
  Purchase of treasury stock
    (37,375 shares)                                                (1,839)                                                 (1,839)
  Reissuance of treasury stock
    (45,859 shares)                                   1,135           248                                                   1,383
  Reissuance of treasury stock
    to ESOP (9,052 shares)                               75            10           (85)                                        0
  Allocation of stock to employee
    accounts (59,394 shares)                                                        418                                       418
-----------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1997            $16,668      $167,923      $(13,455)      $(4,592)     $529,926       $61,727      $758,197
- Note H
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
See Notes to Consolidated Financial Statements.

                        CONSOLIDATED STATEMENTS OF CASH FLOWS

                                Year Ended December 31



(Dollars in thousands)                                                 1997           1996           1995
----------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                                         $111,993        $89,012        $76,665
Adjustments to reconcile net income to net
    cash provided by operating activities:
  Amortization of deferred policy acquisition costs                 107,227         91,030         84,533
  Capitalization of deferred policy acquisition costs              (135,211)       (77,078)       (89,267)
  Depreciation expense                                                5,441          7,484          5,524
  Deferred income taxes                                             (26,270)         8,458         (5,443)
  Accrued income taxes                                                4,783        (14,603)         3,344
  Interest credited to universal life and investment products       299,004        280,377        286,710
  Policy fees assessed on universal life and investment products   (131,582)      (116,401)      (100,840)
  Change in accrued investment income and other receivables        (161,727)       (74,116)      (160,523)
  Change in policy liabilities and other policyholders'
     funds of traditional life and health products                  279,522        134,441        201,364
  Change in other liabilities                                        72,778         17,301          4,245
  Other, net                                                        (17,493)       (15,699)        (4,888)
----------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                           408,465        330,206        301,424
----------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES
Maturities and principal reductions of investments:
  Investments available for sale                                  6,478,663      1,377,723      2,051,061
  Other                                                             324,242        168,898         78,568
Sale of investments:
  Investments available for sale                                  1,110,058      1,591,669      1,533,604
  Other                                                             695,270        568,218        141,184
Cost of investments acquired:
  Investments available for sale                                 (8,465,132)    (3,903,403)    (3,667,448)
  Other                                                            (718,335)      (400,322)      (540,648)
Acquisitions and bulk reinsurance assumptions                      (171,560)       264,126         (7,550)
Purchase of property and equipment                                   (6,525)        (7,848)        (5,919)
Sale of property and equipment                                        2,681            856            309
----------------------------------------------------------------------------------------------------------
Net cash used in investing activities                              (750,638)      (340,083)      (416,839)
----------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
Borrowings under line of credit arrangements
  and long-term debt                                              1,339,438      1,107,372      1,215,000
Principal payments on line of credit arrangements
  and long-term debt                                             (1,400,438)    (1,042,372)    (1,197,500)
Issuance of guaranteed preferred beneficial interests               190,000
Purchase of treasury stock                                           (1,839)                           (3)
Dividends to stockholders                                           (24,113)       (20,888)       (17,600)
Issuance of common stock                                                            70,546
Investment product deposits and change in
  universal life deposits                                           910,659        949,122        908,064
Investment product withdrawals                                     (745,083)      (944,244)      (785,622)
----------------------------------------------------------------------------------------------------------
Net cash provided by financing activities                           268,624        119,536        122,339
----------------------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN CASH                                         (73,549)       109,659          6,924
CASH AT BEGINNING OF YEAR                                           121,051         11,392          4,468
----------------------------------------------------------------------------------------------------------
CASH AT END OF YEAR                                                 $47,502       $121,051        $11,392
----------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid during the year:
  Interest on debt                                                  $12,588        $11,024         $9,320
  Income taxes                                                      $71,535        $47,741        $41,532
----------------------------------------------------------------------------------------------------------
SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING
  AND FINANCING ACTIVITIES
Reissuance of treasury stock to ESOP                                    $85           $669           $350
Unallocated stock in ESOP                                              $333           $334           $333
Reissuance of treasury stock                                         $1,383           $261           $363
Acquisitions and bulk reinsurance assumptions:
  Assets acquired                                                $1,115,171       $296,935        $10,394
  Liabilities assumed                                              (902,357)      (364,862)       (25,651)
  Reissuance of treasury stock                                                                    (30,681)
----------------------------------------------------------------------------------------------------------
Net                                                                $212,814       $(67,927)      $(45,938)
----------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------
See Notes to Consolidated Financial Statements.


                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A. SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The accompanying consolidated financial statements of Protective Life Corporation and subsidiaries ("the Company") are prepared on the basis of generally accepted accounting principles. Such accounting principles differ from statutory reporting practices used by insurance companies in reporting to state regulatory authorities. (See also Note B.)

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make various estimates that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities, as well as the reported amounts of revenues and expenses.

ENTITIES INCLUDED

The consolidated financial statements include the accounts, after intercompany eliminations, of Protective Life Corporation and its wholly owned subsidiaries. Additionally, the financial statements include the accounts of majority-owned subsidiaries. The ownership interest of the other stockholders of these subsidiaries is reported as a liability of the Company and as an adjustment to income. (See also Note E.)

NATURE OF OPERATIONS

The Company is a holding company that, through its subsidiary insurance companies, produces, distributes, and services a diverse array of life insurance, specialty insurance, and retirement savings and investment products. The Company markets individual life insurance, dental insurance and managed care services, credit life and disability insurance, guaranteed investment contracts, guaranteed funding agreements, and fixed and variable annuities throughout the United States. The Company also maintains a separate division devoted exclusively to the acquisition of insurance policies from other companies, and participates in a joint venture which owns a life insurance company in Hong Kong. Founded in 1907, Protective Life Insurance Company ("Protective Life") is the Company's principal operating subsidiary.

     The operating results of companies in the insurance industry have historically been subject to significant fluctuations due to competition, economic conditions, interest rates, investment performance, maintenance of insurance ratings, and other factors.

RECENTLY ISSUED ACCOUNTING STANDARDS

In 1996, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 120, "Accounting and Reporting by Mutual Life Insurance Enterprises and by Insurance Enterprises for Certain Long-Duration Contracts;" SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of;" and SFAS No. 122, "Accounting for Mortgage Servicing Rights."

     In 1997, the Company adopted SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities;" SFAS No. 128, "Earnings per Share;" SFAS No. 130, "Reporting Comprehensive Income;" and SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information."

     SFAS No. 128 requires presentation of earnings per share on both a basic and diluted basis and provides guidance for computing average shares outstanding. Earnings per share data for all periods presented have been restated herein in accordance with the Statement. SFAS No. 130 requires the presentation of comprehensive income and its components in a financial statement that is displayed with the same prominence as other financial statements. The Company has reconfigured the Consolidated Statements of Stockholders' Equity presented herein in accordance with this Statement. SFAS No. 131 requires additional disclosures with respect to the Company's operating segments.

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

     Investments are reported on the following bases less allowances for uncollectible amounts on investments, if applicable:

- Fixed maturities (bonds, bank loan participations, and redeemable preferred stocks) - at current market value.

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

- Policy loans - at unpaid balances.

- Other long-term investments - at a variety of methods similar to those listed above, as deemed appropriate for the specific investment.

- Short-term investments - at cost, which approximates current market value.

     Substantially all short-term investments have maturities of three months or less at the time of acquisition and include approximately $3.1 million in bank deposits voluntarily restricted as to withdrawal.

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

     The Company's balance sheets at December 31, prepared on the basis of reporting investments at amortized cost rather than at market values, are as follows:


                                                1997                1996
--------------------------------------------------------------------------------
Total investments                       $  7,933,017        $  6,534,122
Deferred policy acquisition costs            654,175             496,148
All other assets                           1,829,478           1,222,646
--------------------------------------------------------------------------------
                                        $ 10,416,670        $  8,252,916
--------------------------------------------------------------------------------
Deferred income taxes                   $      7,974        $     34,268
All other liabilities                      9,467,226           7,555,020
--------------------------------------------------------------------------------
                                           9,475,200           7,589,288
--------------------------------------------------------------------------------
Guaranteed preferred beneficial
     interests in Company's subordinated
     debentures                              245,000              55,000
--------------------------------------------------------------------------------
Stockholders' equity                         696,470             608,628
--------------------------------------------------------------------------------
                                        $ 10,416,670        $  8,252,916
--------------------------------------------------------------------------------


     Realized gains and losses on sales of investments are recognized in net income using the specific identification basis.

DERIVATIVE FINANCIAL INSTRUMENTS

The Company does not use derivative financial instruments for trading purposes. Combinations of futures contracts and options on treasury notes are currently being used as hedges for asset/liability management of certain investments, primarily mortgage loans on real estate, mortgage-backed securities, and liabilities arising from interest-sensitive products such as guaranteed investment contracts and annuities. Realized investment gains and losses on such contracts are deferred and amortized over the life of the hedged asset. Net realized gains of $1.5 million and net realized losses of $0.2 million were deferred in 1997 and 1996, respectively. At December 31, 1997 and 1996, options and open futures contracts with notional amounts of $925.0 million and $805.0 million, respectively, had net unrealized losses of $0.4 million and $1.9 million, respectively.

     The Company uses interest rate swap contracts to convert certain investments from a variable to a fixed rate of interest. At December 31, 1997, related open interest rate swap contracts with a notional amount of $95.3 million were in a $0.1 million net unrealized loss position. At December 31, 1996, related open interest rate swap contracts with a notional amount of $150.3 million were in a $0.7 million net unrealized loss position. The Company also uses interest rate swap contracts and options to enter into interest rate swaps (swaptions) to convert its Senior Notes, Medium-Term Notes, Monthly Income Preferred Securities and Trust Originated Preferred Securities from a fixed rate to a variable rate of interest. Amounts paid or received related to the initiation of interest rate swap contracts and swaptions are deferred and amortized over the life of the related debt. Amounts paid and received related to the sale of interest rate swap contracts and swaptions were $0.5 million and $1.0 million, respectively, in 1997. Proceeds from the sale of swaptions totaling $1.6 million were deferred in 1996. At December 31, 1997, related open interest rate swap contracts and swaptions with a notional amount of $290.0 million were in a $3.2 million net unrealized gain position. At December 31, 1996, related open interest rate swap contracts and swaptions with a notional amount of $130.0 million were in a $0.5 million net unrealized gain position.

     In connection with a commercial mortgage loan securitization, the Company entered into interest rate swap contracts converting a fixed rate of interest to a floating rate of interest and converting a floating rate of interest to a fixed rate of interest with notional amounts at December 31, 1997, of $332.4 million and $200.0 million, respectively. In the aggregate, there were no net unrealized gains or losses associated with these swap contracts at December 31, 1997.

CASH


Cash includes all demand deposits reduced by the amount of outstanding checks and drafts.

PROPERTY AND EQUIPMENT

Property and equipment are reported at cost. The Company primarily uses the straight-line method of depreciation based upon the estimated useful lives of the assets. Major repairs or improvements are capitalized and depreciated over the estimated useful lives of the assets. Other repairs are expensed as incurred. The cost and related accumulated depreciation of property and equipment sold or retired are removed from the accounts, and resulting gains or losses are included in income.

     Property and equipment consisted of the following at December  31:


                                                1997                1996
--------------------------------------------------------------------------------
Home Office building                         $37,459             $36,586
Data processing equipment                     25,465              23,649
Other, principally furniture
and equipment                                 23,039              21,188
--------------------------------------------------------------------------------
                                              85,963              81,423
--------------------------------------------------------------------------------
Accumulated depreciation                      49,006              45,332
--------------------------------------------------------------------------------
                                             $36,957             $36,091
--------------------------------------------------------------------------------


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

REVENUES, BENEFITS, CLAIMS, AND EXPENSES

- TRADITIONAL LIFE AND HEALTH INSURANCE PRODUCTS. Traditional life insurance products consist principally of those products with fixed and guaranteed premiums and benefits and include whole life insurance policies, term-like life insurance policies, limited payment life insurance policies, and certain annuities with life contingencies. Life insurance and immediate annuity premiums are recognized as revenue when due. Health insurance premiums are recognized as revenue over the terms of the policies. Benefits and expenses are associated with earned premiums so that profits are recognized over the life of the contracts. This is accomplished by means of the provision for liabilities for future policy benefits and the amortization of deferred policy acquisition costs.

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

     Activity in the liability for unpaid claims is summarized as follows:


                                   1997           1996           1995
--------------------------------------------------------------------------------
Balance beginning of year      $108,159       $ 73,642      $  79,462
Less reinsurance                  6,423          3,330          5,024
--------------------------------------------------------------------------------
Net balance beginning
of year                         101,736         70,312         74,438
--------------------------------------------------------------------------------
Incurred related to:
Current year                    258,322        275,524        216,839
Prior year                      (14,540)        (2,417)        (4,038)
--------------------------------------------------------------------------------
Total incurred                  243,782        273,107        212,801
--------------------------------------------------------------------------------
Paid related to:
Current year                    203,381        197,163        164,321
Prior year                       58,104         57,812         48,834
--------------------------------------------------------------------------------
Total paid                      261,485        254,975        213,155
--------------------------------------------------------------------------------
Other changes:
Acquisitions and reserve
transfers                         3,415         13,292         (3,772)
--------------------------------------------------------------------------------
Net balance end of year          87,448        101,736         70,312
Plus reinsurance                 18,673          6,423          3,330
--------------------------------------------------------------------------------
Balance end of year            $106,121       $108,159      $  73,642
--------------------------------------------------------------------------------


- Universal Life and Investment Products. Universal life and investment products include universal life insurance, guaranteed investment contracts, deferred annuities, and annuities without life contingencies. Revenues for universal life and investment products consist of policy fees that have been assessed against policy account balances for the costs of insurance, policy administration, and surrenders. Benefit reserves for universal life and investment products represent policy account balances before applicable surrender charges plus certain deferred policy initiation fees that are recognized in income over the term of the policies. Policy benefits and claims that are charged to expense include benefit claims incurred in the period in excess of related policy account balances and interest credited to policy account balances. Interest credit rates for universal life and investment products ranged from 3.0% to 9.4% in 1997.

     At December 31, 1997, the Company estimates the market value of its guaranteed investment contracts to be $2,687.3 million using discounted cash flows. The surrender value of the Company's annuities which approximates market value was $1,494.6 million.

- Policy Acquisition Costs. Commissions and other costs of acquiring traditional life and health insurance, universal life insurance, and investment products that vary with and are primarily related to the production of new business have been deferred. Traditional life and health insurance acquisition costs are being amortized over the premium-payment period of the related policies in proportion to the ratio of annual premium income to total anticipated premium income.

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

     The cost to acquire blocks of insurance representing the present value of future profits from such blocks of insurance is also included in deferred policy acquisition costs. For acquisitions occurring after 1988, the Company amortizes the present value of future profits over the premium payment period, including accrued interest at approximately 8%. The unamortized present value of future profits for such acquisitions was approximately $261.9 million and $149.9 million at December 31, 1997 and 1996, respectively. During 1996, $69.2 million of present value of future profits on acquisitions made during the year was capitalized, and $21.8 million was amortized. During 1997, $136.2 million of present value of future profits on acquisitions made during the year was capitalized, and $24.2 million was amortized. The unamortized present value of future profits for all acquisitions was $274.9 million at December 31, 1997, and $167.6 million at December 31, 1996.

PARTICIPATING POLICIES

Participating business comprises approximately 1% of the individual life insurance in force and 2% of the individual life insurance premium income. Policyholder dividends totaled $4.6 million in 1997, $4.1 million in 1996, and $2.6 million in 1995.

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

NET INCOME PER SHARE

Net income per share - basic is net income divided by the average number of shares of Common Stock outstanding including shares that are issuable under various deferred compensation plans. The average shares outstanding used to compute net income per share - basic were 31,214,625, 30,285,391, and 28,660,112 in 1997, 1996, and 1995, respectively.

     Net income per share - diluted is net income divided by the average number of shares outstanding including all dilutive potentially issuable shares that are issuable under various stock-based compensation plans and stock purchase contracts. The average shares outstanding used to compute net income per share - diluted were 31,424,809, 30,484,832, and 28,852,849 in 1997, 1996, and 1995,
respectively.

     A reconciliation of average shares outstanding for the years ended December 31 is summarized as follows:

                                  Reconciliation of
                              Average Shares Outstanding


                                         1997           1996           1995
--------------------------------------------------------------------------------
Issued and outstanding             30,811,846     29,973,015     28,483,236
Issuable under
     various deferred
     compensation plans               402,779        312,376        176,876
--------------------------------------------------------------------------------
Basic                              31,214,625     30,285,391     28,660,112
Stock appreciation rights              16,776
Issuable under various
     other stock-based
     compensation plans               193,408        199,441        192,737
FELINE PRIDES stock
purchase contracts                          0
--------------------------------------------------------------------------------
Diluted                            31,424,809     30,484,832     28,852,849
--------------------------------------------------------------------------------


RECLASSIFICATIONS

Certain reclassifications have been made in the previously reported financial statements and accompanying notes to make the prior year amounts comparable to those of the current year. Such reclassifications had no effect on previously reported net income, total assets, or stockholders' equity.

NOTE B. RECONCILIATION WITH STATUTORY
REPORTING PRACTICES

Financial statements prepared in conformity with generally accepted accounting principles ("GAAP") differ in some respects from the statutory accounting practices prescribed or permitted by insurance regulatory authorities. The most significant differences are as follows: (a) acquisition costs of obtaining new business are deferred and amortized over the approximate life of the policies rather than charged to operations as incurred; (b) benefit liabilities are computed using a net level method and are based on realistic estimates of expected mortality, interest, and withdrawals as adjusted to provide for possible unfavorable deviation from such assumptions; (c) deferred income taxes are provided for temporary differences between financial and taxable earnings; (d) the Asset Valuation Reserve and Interest Maintenance Reserve are restored to stockholders' equity; (e) furniture and equipment, agents' debit balances, and prepaid expenses are reported as assets rather than being charged directly to surplus (referred to as nonadmitted items); (f) certain items of interest income, principally accrual of mortgage and bond discounts, are amortized differently; and (g) bonds are recorded at their market values instead of amortized cost.

     The reconciliations of net income and stockholders' equity prepared in conformity with statutory reporting practices to that reported in the accompanying consolidated financial statements are as follows:



                                                         Net Income                          Stockholders' Equity
-----------------------------------------------------------------------------------------------------------------------
                                             1997           1996           1995           1997      1996         1995
-----------------------------------------------------------------------------------------------------------------------
In conformity with statutory
     reporting practices(1)             $134,417        $102,337       $115,259       $579,111  $456,320      $324,416
Additions (deductions)
     by adjustment:
Deferred policy acquisition
     costs, net of amortization           10,310          (2,830)          (765)       632,737   488,384       410,396
Deferred income tax                       17,812              10          3,711        (41,212)  (37,869)      (69,520)
Asset Valuation Reserve                                                                 67,369    64,233       105,769
Interest Maintenance Reserve              (1,434)         (2,142)        (1,235)         9,809    17,682        14,412
Nonadmitted items                                                                       30,500    21,610        20,603
Noninsurance affiliates                   17,176           1,328         12,882        626,615   434,237       213,789
Minority interest in
     consolidated subsidiaries            (6,393)         (3,217)        (3,217)
Consolidation elimination                                                             (982,889) (632,601)     (381,988)
Other valuation and timing differences   (59,895)         (6,474)       (49,970)      (163,843) (196,680)     (111,320)
------------------------------------------------------------------------------------------------------------------------
In conformity with generally
     accepted accounting principles     $111,993        $ 89,012       $ 76,665       $758,197  $615,316      $526,557
------------------------------------------------------------------------------------------------------------------------
(1) Consolidated



NOTE C. INVESTMENT OPERATIONS

Major categories of net investment income for the years ended December 31 are summarized as follows:


                             1997          1996            1995
--------------------------------------------------------------------------------
Fixed maturities         $402,664       $313,096       $276,847
Equity securities           2,841          2,124          1,338
Mortgage loans on
     real estate          161,605        153,463        162,135
Investment real estate      2,057          1,954          1,908
Policy loans               11,370         10,377          8,958
Other, principally
     short-term
     investments          25,976         50,679          39,223
--------------------------------------------------------------------------------
                         606,513        531,693         490,409
Investment expenses       15,137         14,210          14,485
--------------------------------------------------------------------------------
                        $591,376       $517,483        $475,924
--------------------------------------------------------------------------------

     Realized investment gains (losses) for the years ended December 31 are summarized as follows:


                             1997          1996            1995
--------------------------------------------------------------------------------
Fixed maturities          $(8,354)      $(7,101)        $ 6,075
Equity securities           5,975         1,733              44
Mortgage loans and
     other investments      3,209        10,878          (4,507)
--------------------------------------------------------------------------------
                          $   830       $ 5,510         $ 1,612
--------------------------------------------------------------------------------


     The Company has established an allowance for uncollectible amounts on investments. The allowance totaled $23.7 million and $31.6 million at December 31, 1997 and 1996, respectively. Additions and reductions to the allowance are included in realized investment gains (losses). Without such additions/reductions, the Company had net realized investment losses of $7.1 million in 1997, net realized investment gains of $3.7 million in 1996, and net realized investment losses of $0.9 million in 1995.

     In 1997, gross gains on the sale of investments available for sale (fixed maturities, equity securities, and short-term investments) were $21.3 million, and gross losses were $23.5 million. In 1996, gross gains were $6.9 million, and gross losses were $11.8 million. In 1995, gross gains were $18.0 million, and gross losses were $11.8 million.

     The amortized cost and estimated market values of the Company's investments classified as available for sale at December 31 are as follows:



                                              Gross         Gross   Estimated
                               Amortized   Unrealized    Unrealized   Market
1997                              Cost        Gains        Losses     Values
--------------------------------------------------------------------------------
Fixed maturities:
 Bonds:
  Mortgage-backed
   securities                 $2,982,276    $54,103       $16,589  $3,019,790
  United States Govern-
   ment and authorities          160,484      1,366             0     161,850
  States, municipalities,
   and political
   subdivisions                   31,621        532             0      32,153
  Public utilities               481,681      7,241             0     488,922
  Convertibles and
   bonds with warrants               694          0           168         526
  All other corporate
   bonds                       2,585,250     80,903         1,007   2,665,146
 Redeemable preferred
  stocks                           5,941          0             0       5,941
--------------------------------------------------------------------------------
                               6,247,947    144,145        17,764   6,374,328
Equity securities                 24,983        300        10,277      15,006
Short-term investments            76,086          0             0      76,086
--------------------------------------------------------------------------------
                              $6,349,016   $144,445       $28,041  $6,465,420
--------------------------------------------------------------------------------

                                              Gross         Gross   Estimated
                                Amortized  Unrealized   Unrealized    Market
1996                              Cost        Gains        Losses     Values
--------------------------------------------------------------------------------
Fixed maturities:
 Bonds:
  Mortgage-backed
   securities                 $2,192,978    $29,925       $20,810  $2,202,093
  United States Govern-
   ment and authorities          348,318        661         1,377     347,602
  States, municipalities,
   and political
   subdivisions                    5,515         47             9       5,553
  Public utilities               364,692      2,205           337     366,560
  Convertibles and
   bonds with warrants               679          0           158         521
  All other corporate
   bonds                       1,702,351     33,879        29,388   1,706,842
 Bank loan participations         49,829          0             0      49,829
 Redeemable preferred
  stocks                           7,238         60           226       7,072
--------------------------------------------------------------------------------
                               4,671,600     66,777        52,305   4,686,072
Equity securities                 31,669      9,570         5,989      35,250
Short-term investments           114,258          0             0     114,258
--------------------------------------------------------------------------------
                              $4,817,527    $76,347       $58,294  $4,835,580
--------------------------------------------------------------------------------


     The amortized cost and estimated market values of fixed maturities at December 31, by expected maturity, are shown as follows. Expected maturities are derived from rates of prepayment that may differ from actual rates of prepayment.


                                                             Estimated
                                         Amortized             Market
1997                                        Cost               Values
--------------------------------------------------------------------------------
Due in one year or less                $   456,257         $   461,000
Due after one year
  through five years                     2,774,823           2,815,586
Due after five years
  through ten years                      2,403,990           2,466,223
Due after ten years                        612,877             631,519
--------------------------------------------------------------------------------
                                        $6,247,947          $6,374,328
--------------------------------------------------------------------------------

                                                             Estimated
                                         Amortized             Market
1996                                        Cost               Values
--------------------------------------------------------------------------------
Due in one year or less                $   417,472         $   420,779
Due after one year
  through five years                     1,547,842           1,546,297
Due after five years
  through ten years                      2,113,163           2,118,825
Due after ten years                        593,123             600,171
--------------------------------------------------------------------------------
                                        $4,671,600          $4,686,072
--------------------------------------------------------------------------------

     The approximate percentage distribution of the Company's fixed maturity investments by quality rating at December 31 is as follows:


     Rating                                  1997                1996
--------------------------------------------------------------------------------
AAA                                          41.0%               48.3%
AA                                            4.8                 4.4
A                                            28.9                22.6
BBB
     Bonds                                   21.8                21.1
     Bank loan participations                                     0.1
BB or less
     Bonds                                    3.4                 2.5
     Bank loan participations                                     0.9
Redeemable preferred stocks                   0.1                 0.1
--------------------------------------------------------------------------------
                                            100.0%              100.0%
--------------------------------------------------------------------------------


     At December 31, 1997 and 1996, the Company had bonds which were rated less than investment grade of $221.2 million and $117.5 million, respectively, having an amortized cost of $219.6 million and $137.0 million, respectively. At December 31, 1997, approximately $89.6 million of the bonds rated less than the investment grade were securities issued in Company-sponsored commercial mortgage loan securitizations. Additionally, the Company had bank loan participations at December 31, 1996, which were rated less than investment grade of $43.6 million, having an amortized cost of $43.6 million.

     The change in unrealized gains (losses), net of income tax, on fixed maturity and equity securities for the years ended December 31 is summarized as follows:

                              1997           1996          1995
--------------------------------------------------------------------------------
Fixed maturities           $72,741       $(56,897)     $199,395
Equity securities           (8,813)           207         2,740
--------------------------------------------------------------------------------

     At December 31, 1997, all of the Company's mortgage loans were commercial loans of which 75% were retail, 9% were apartments, 7% were office buildings, and 7% were warehouses. The Company specializes in making mortgage loans on either credit-oriented or credit-anchored commercial properties, most of which are strip shopping centers in smaller towns and cities. No single tenant's leased space represents more than 5% of mortgage loans. Approximately 84% of the mortgage loans are on properties located in the following states listed in decreasing order of significance: Florida, Georgia, Texas, North Carolina, Alabama, Virginia, South Carolina, Tennessee, Kentucky, California, Maryland, Mississippi, Ohio, Michigan, and Indiana.

     Many of the mortgage loans have call provisions after 5 to 7 years. Assuming the loans are called at their next call dates, approximately $76.7 million would become due in 1998, $434.4 million in 1999 to 2002, and $129.7 million in 2003 to 2007.

     At December 31, 1997, the average mortgage loan was $1.6 million, and the weighted average interest rate was 8.8%. The largest single mortgage loan was $12.8 million. While the Company's mortgage loans do not have quoted market values, at December 31, 1997 and 1996, the Company estimates the market value of its mortgage loans to be $1,405.5 million and $1,581.7 million, respectively, using discounted cash flows from the next call date.

     At December 31, 1997 and 1996, the Company's problem mortgage loans and foreclosed properties totaled $17.7 million and $23.7 million, respectively. Since the Company's mortgage loans are collateralized by real estate, any assessment of impairment is based upon the estimated fair value of the real estate. Based on the Company's evaluation of its mortgage loan portfolio, the Company does not expect any material losses on its mortgage loans.

     Certain investments, principally real estate, with a carrying value of $6.7 million, were nonincome producing for the twelve months ended December 31, 1997.

     The Company believes it is not practicable to determine the market value of its policy loans since there is no stated maturity, and policy loans are often repaid by reductions to policy benefits. Policy loan interest rates generally range from 4.5% to 8.0%. The market values of the Company's other long-term investments approximate cost.

NOTE D. FEDERAL INCOME TAXES

The Company's effective income tax rate varied from the maximum federal income tax rate as follows:


                                        1997            1996           1995
--------------------------------------------------------------------------------
Statutory federal income
     tax rate applied to
     pretax income                      35.0%          35.0%          35.0%
Amortization of
     nondeductible
     goodwill                            0.3            0.3            0.2
Dividends received
     deduction and
     tax-exempt
     interest                           (0.2)          (0.4)          (0.6)
Low-income housing
     credit                             (0.5)          (0.6)          (0.7)
Tax differences arising
     from prior acquisitions
     and other adjustments              (0.6)          (0.3)           0.1
--------------------------------------------------------------------------------
                                        34.0%          34.0%          34.0%
--------------------------------------------------------------------------------

     The provision for federal income tax differs from amounts currently payable due to certain items reported for financial statement purposes in periods which differ from those in which they are reported for income tax purposes.

     Details of the deferred income tax provision for the years ended December
31 are as follows:

                                        1997            1996           1995
--------------------------------------------------------------------------------
Deferred policy
     acquisition costs               $  7,368        $15,542       $(11,606)
Benefit and other
     policy liability
     changes                          (27,480)       (16,321)        52,496
Temporary
     differences of
     investment income                  2,516          2,922        (34,174)
Other items                              (216)        (2,153)       (10,426)
--------------------------------------------------------------------------------
                                     $(17,812)       $   (10)     $  (3,710)
--------------------------------------------------------------------------------

     The components of the Company's net deferred income tax liability as of December 31 were as follows:


                                                       1997           1996
--------------------------------------------------------------------------------
Deferred income tax assets:
  Policy and policyholder
    liability reserves                              $145,880      $  80,151
  Other                                                2,369          2,356
--------------------------------------------------------------------------------
                                                     148,249         82,507
--------------------------------------------------------------------------------
Deferred income tax liabilities:
     Deferred policy acquisition costs               151,209        117,696
     Unrealized gain on investments                   38,252          2,680
--------------------------------------------------------------------------------
                                                     189,461        120,376
--------------------------------------------------------------------------------
 Net deferred income tax liability                 $  41,212      $  37,869
--------------------------------------------------------------------------------


     Under pre-1984 life insurance company income tax laws, a portion of the Company's gain from operations which was not subject to current income taxation was accumulated for income tax purposes in a memorandum account designated as Policyholders' Surplus. The aggregate accumulation in this account at December 31, 1997, was approximately $73 million. Should the accumulation in the Policyholders' Surplus account of the life insurance subsidiaries exceed certain stated maximums, or should distributions including cash dividends be made to Protective Life Corporation in excess of approximately $727 million, such excess would be subject to federal income taxes at rates then effective. Deferred income taxes have not been provided on amounts designated as Policyholders' Surplus. The Company does not anticipate involuntarily paying income tax on amounts in the Policyholders' Surplus accounts.

NOTE E. DEBT AND GUARANTEED PREFERRED BENEFICIAL INTERESTS

Short-term and long-term debt at December 31 is summarized as follows:


                                        1997                1996
--------------------------------------------------------------------------------
Short-term debt:
     Note payable to bank                              $  12,800
--------------------------------------------------------------------------------
                                                       $  12,800
--------------------------------------------------------------------------------
Long-term debt:
     Notes payable to banks                            $  48,200
     Senior Notes                  $  75,000              75,000
     Medium-Term Notes                45,000              45,000
--------------------------------------------------------------------------------
                                   $ 120,000           $ 168,200
--------------------------------------------------------------------------------


     Under a five-year revolving line of credit arrangement with several banks, the Company can borrow up to $70 million on an unsecured basis. No compensating balances are required to maintain the line of credit. At December 31, 1997, the Company had no borrowings outstanding under this credit arrangement.

     The aforementioned revolving line of credit arrangement contains, among other provisions, requirements for maintaining certain financial ratios and restrictions on indebtedness incurred by the Company and its subsidiaries. Additionally, the Company, on a consolidated basis, cannot incur debt in excess of 50% of its total capital.

     The Company believes the market value of its debt approximates book value due to the debt being either short-term or having a variable rate of interest after taking into account the effects of interest rate swaps.

     In 1994, the Company issued $75 million of 7.95% Senior Notes due July 1, 2004. The notes are not redeemable by the Company prior to maturity. During 1996, the Company issued $45 million of Medium-Term Notes with interest rates ranging from 7.00% to 7.45%. These notes are due in 2011, and $35 million of the notes are redeemable by the Company after five years.


     As discussed in Note A, the Company uses interest rate swaps and swaptions to convert its Senior Notes and Medium-Term Notes from a fixed interest rate to a floating interest rate. The effective interest rate for the Senior Notes was 7.1% and 7.3% in 1997 and 1996, respectively. The effective interest rate for the Medium-Term Notes was 6.5% in 1997 and 7.3% in 1996.

     Future maturities of the long-term debt are $75 million in 2004 and $45 million in 2011.

     Interest expense on debt totaled $10.8 million, $10.1 million, and $9.6 million in 1997, 1996, and 1995, respectively.

     In 1994, a special purpose finance subsidiary of the Company, PLC Capital L.L.C. ("PLC Capital"), issued $55 million of 9% Cumulative Monthly Income Preferred Securities, Series A ("MIPSSM"). On April 29, 1997, another special purpose finance subsidiary, PLC Capital Trust I issued $75 million of 8.25% Trust Originated Preferred Securities ("TOPrSSM"). The MIPS and 8.25% TOPrS are guaranteed on a subordinated basis by the Company. This guarantee, considered together with the other obligations of the Company with respect to the MIPS and 8.25% TOPrS, constitutes a full and unconditional guarantee by the Company of PLC Capital and PLC Capital Trust I's obligations with respect to the MIPS and 8.25% TOPrS.

     PLC Capital and PLC Capital Trust I were formed solely to issue securities and use the proceeds thereof to purchase subordinated debentures of the Company. The sole assets of PLC Capital are $69.6 million of Protective Life Corporation 9% Subordinated Debentures due 2024, Series A. The sole assets of PLC Capital Trust I are $77.3 million of Protective Life Corporation 8.25% Subordinated Debentures due 2027, Series B. The Company has the right under the subordinated debentures to extend interest payment periods up to five consecutive years, and, as a consequence, dividends on the MIPS and 8.25% TOPrS may be deferred (but will continue to accumulate, together with additional dividends on any accumulated but unpaid dividends at the dividend rate) by PLC Capital and PLC Capital Trust I, respectively, during any such extended interest payment period. The MIPS are redeemable by PLC Capital at any time on or after June 30, 1999. The 8.25% TOPrS are redeemable by PLC Capital Trust I at any time on or after April 29, 2002.

     On November 20, 1997, another special purpose finance subsidiary, PLC Capital Trust II, issued $115 million of FELINE PRIDESSM which are comprised of a stock purchase contract and a beneficial ownership of 6.5% TOPrS. The sole assets of PLC Capital Trust II is $118.6 million of Protective Life Corporation 6.5% Subordinated Debentures due 2003,

Series C. Under the stock purchase contract, on February 16, 2001, the holders will purchase shares of the Company's Common Stock from the Company. The holders may generally settle the contract in cash or by exercising their right to put, in effect, the 6.5% TOPrS back to the Company. The shares of Common Stock issuable range from approximately 1.8 million shares if the price of the Company's Common Stock is greater than or equal to $65.04 to approximately 2.2 million shares if the stock price is less than or equal to $53.31. The 6.5% TOPrS are guaranteed on a subordinated basis by the Company. Dividends on the 6.5% TOPrS may be deferred until maturity. The dividend rate on the 6.5% TOPrS which remain outstanding after February 16, 2001, will be reset by a formula specified in the agreement.

     In related transactions, the Company entered into interest rate swap agreements which effectively converted a portion of the MIPS and TOPrS from a fixed dividend rate to a floating rate.

     During 1997, the effective dividend rates on the MIPS and 8.25% TOPrS were approximately 6.4% and 6.8%, respectively. During 1996, the effective rate on the MIPS was approximately 6.2%.

     Dividends, net of tax, on the MIPS, TOPrS, and FELINE PRIDES totaled $6.4 million in 1997, and $3.2 million in 1996 and 1995 before consideration of the interest rate swap agreements. On a swap-adjusted basis, dividends were $5.0 million, $2.2 million, and $2.4 million in 1997, 1996, and 1995, respectively.

     The MIPS, 8.25% TOPrS, and FELINE PRIDES are reported in the accompanying balance sheets as "guaranteed preferred beneficial interests in Company's subordinated debentures," and the related dividends are reported in the accompanying statements of income as "minority interest in net income of consolidated subsidiaries." The market values of the MIPS, TOPrS, and FELINE PRIDES (See Note M) are estimated using quoted market prices.

NOTE F. RECENT ACQUISITIONS

In March 1995, the Company acquired National Health Care Systems of Florida, Inc. (also known as "DentiCare"). In connection with the acquisition, the Company reissued 1,316,458 shares of its Common Stock previously held as Treasury Stock. In June 1995, the Company acquired through coinsurance a block of term-like life insurance policies.

     In January 1996, the Company acquired through coinsurance a block of life insurance policies. In March 1996, the Company acquired a small dental managed care company. In June 1996, the Company acquired through coinsurance a block of credit life insurance policies. In December 1996, the Company acquired a small life insurance company and acquired through coinsurance a related block of life insurance policies.

     In January 1997, the Company acquired a small dental managed care company. A second small dental managed care company was acquired in February 1997, and a third in August 1997. In June 1997, the Company acquired West Coast Life Insurance Company ("West Coast"). In September 1997, the Company acquired the Western Diversified Group. In October 1997, the Company coinsured a block of credit policies.

     These transactions have been accounted for as purchases, and the results of the transactions have been included in the accompanying financial statements since the effective dates of the agreements.

     Summarized below are the consolidated results of operations of 1997 and 1996, on an unaudited pro forma basis, as if the West Coast and Western Diversified Group acquisitions had occurred as of January 1, 1996. The pro forma information is based on the Company's consolidated results of operations for 1997 and 1996 and on data provided by the respective companies, after giving effect to certain pro forma adjustments. The pro forma financial information does not purport to be indicative of results of operations that would have occurred had the transaction occurred on the basis assumed above nor are they indicative of results of the future operations of the combined enterprises.


                                      1997           1996
--------------------------------------------------------------------------------
                                           (unaudited)
Total revenues                     $1,235,620     $1,192,748
Net income                         $  115,166     $   95,243
Net income per share - basic       $     3.69     $     3.14
Net income per share - diluted     $     3.66     $     3.12
--------------------------------------------------------------------------------


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

     A number of civil jury verdicts have been returned against insurers in the jurisdictions in which the Company does business involving the insurers' sales practices, alleged agent misconduct, failure to properly supervise agents, and other matters. Increasingly these lawsuits have resulted in the award of substantial judgments against the insurer that are disproportionate to the actual damages, including material amounts of punitive damages. In addition, in some class action and other lawsuits involving insurers' sales practices, insurers have made material settlement payments. In some states (including Alabama), juries have substantial discretion in awarding punitive damages which creates the potential for unpredictable material adverse judgments in any given punitive damage suit. The Company and its subsidiaries, like other insurers, in the ordinary course of business, are involved in such litigation. Although the outcome of any such litigation cannot be predicted with certainty, the Company believes that at the present time there are no pending or threatened lawsuits that are reasonably likely to have a material adverse effect on the financial position, results of operations, or liquidity of the Company.

NOTE H. STOCKHOLDERS' EQUITY AND RESTRICTIONS

The Company has a Rights Agreement that provides rights to holders of the Company's Common Stock to purchase Series A Junior Participating Cumulative Preferred Stock, or in certain circumstances, either Common Stock or common stock of an acquiring company at one half the market price of such Common Stock or common stock, as the case may be. The rights will become exercisable if certain events occur with respect to the Company, including the acquisition by a person or group of 15% or more of the Company's Common Stock. The Company can redeem the rights at $.01 per right in certain circumstances, including redemption until ten business days following a public announcement that 15% or more of the Company's Common Stock has been acquired by a person or group.

     Stockholders have authorized 4,000,000 shares of Preferred Stock, $1.00 par value. Other terms, including preferences, voting, and conversion rights, may be established by the Board of Directors. In connection with the Rights Agreement, 400,000 of these shares have been designated as Series A Junior Participating Cumulative Preferred Stock, $1.00 par value, and were unissued at December 31, 1997. The remaining 3,600,000 shares of Preferred Stock, $1.00 par value, were also unissued at December 31, 1997.

     The Company has an Employee Stock Ownership Plan ("ESOP"). In 1990, shares of the Company's Common Stock, which had been held by Protective Life and accounted for as treasury shares, were transferred to the ESOP in exchange for a note. The stock is used to match employee contributions to the Company's 401(k) Plan and to provide other employee benefits. The stock held by the ESOP that has not yet been used is the unallocated stock shown as a reduction to stockholders' equity. The ESOP shares are dividend-paying and are considered outstanding for earnings per share calculations. Dividends on the shares are used to pay the ESOP's note to Protective Life. If certain events associated with a change in control of the Company occur, any unallocated shares held by the ESOP will become allocable to employee 401(k) accounts.

     The Company may from time to time transfer or buy in the open market additional shares of Common Stock to complete its 401(k) employer match obligation. Accordingly, in 1996, the Company transferred 19,847 shares of Common Stock to the ESOP and transferred another 9,052 shares during 1997.

     Since 1973, the Company has had a Performance Share Plan to motivate senior management to focus on the Company's long-range earnings performance. The criterion for payment of performance share awards is based upon a comparison of the Company's average return on average equity and total rate of return over a four year award period (earlier upon the death, disability or retirement of the executive, or in certain circumstances, of a change in control of the Company) to that of a comparison group of publicly held life insurance companies, multiline insurers, and insurance holding companies. If the Company's results are below the median of the comparison group, no portion of the award is earned. If the Company's results are at or above the 90th percentile, the award maximum is earned. Under plans approved by stockholders in 1992 and 1997, up to 3,200,000 shares may be issued in payment of awards. The number of shares granted in 1997, 1996, and 1995 was 49,390, 52,290, and 72,610, respectively, having an approximate market value on the grant date of $2.0 million, $1.8 million, and $1.6 million, respectively. At December 31, 1997, outstanding awards measured at target and maximum payouts were 261,318 and 353,385 shares, respectively. The expense recorded by the Company for the Performance Share Plan was $2.7 million, $3.0 million, and $2.9 million in 1997, 1996, and 1995, respectively.

     During 1996, stock appreciation rights ("SARs") were granted to certain executives of the Company to provide long-term incentive compensation based on the performance of the Company's Common Stock. Under this arrangement the Company will pay (in shares of Company Common Stock) an amount equal to the difference between the specified base price of the Company's Common Stock and the market value at the exercise date. The SARs are exercisable after five years (earlier upon the death, disability or retirement of the executive, or in certain circumstances, of a change in control of the Company) and expire in 2006 or upon termination of employment. The number of SARs granted during 1996 and outstanding at December 31, 1997 was 337,500. The SARs have a base price of $34.875 per share of Company Common Stock (the market price on the grant date was $35.00 per share). The estimated fair value of the SARs on the grant date was $3.0 million. This estimate was derived using the Roll-Geske variation of the Black-Sholes option pricing model. Assumptions used in the pricing model are as follows: expected volatility rate of 15% (approximately equal to that of the S & P Life Insurance Index), a risk free interest rate of 6.35%, a dividend yield rate of 1.97%, and an expected exercise date of August 15, 2002. The expense recorded by the Company for the SARs was $0.6 million in 1997 and $0.2 million in 1996.

     The Company has established deferred compensation plans for directors, officers and others. Compensation deferred is credited to the participants in cash or Common Stock equivalents or a combination thereof. The Company may from time to time issue or buy in the open market shares of Common Stock to fulfill its obligation under the plans. At December 31, 1997, the plans had 421,301 shares of Common Stock equivalents credited to participants.

     At December 31, 1997, approximately $154 million of consolidated stockholders' equity, excluding net unrealized gains on investments, represented net assets of the Company's insurance subsidiaries that cannot be transferred in the form of dividends, loans, or advances to the parent company. In addition, the company's insurance subsidiaries are subject to various state statutory and regulatory restrictions on the insurance subsidiaries' ability to pay dividends to Protective Life Corporation. In general, dividends up to specified levels are considered ordinary and may be paid thirty days after written notice to the insurance commissioner of the state of domicile unless such commissioner objects to the dividend prior to the expiration of such period. Dividends in larger amounts are considered extraordinary and are subject to affirmative prior approval by such commissioner. The maximum amount that would qualify as ordinary dividends to the Company by its insurance subsidiaries in 1998 is estimated to be $154 million.

NOTE I. RELATED PARTY MATTERS

Certain corporations with which the Company's directors were affiliated paid the Company premiums and policy fees for various types of group insurance. Such premiums and policy fees amounted to $21.4 million, $31.2 million, and $21.2 million in 1997, 1996, and 1995, respectively. The Company paid commissions, interest, and service fees to these same corporations totaling $5.4 million, $5.0 million, and $5.3 million in 1997, 1996, and 1995, respectively.

NOTE J. OPERATING SEGMENTS

The Company operates several divisions whose principal strategic focuses can be grouped into three general categories: Life Insurance, Specialty Insurance Products, and Retirement Savings and Investment Products. Each division has a senior officer of the Company responsible for its operations. A division is generally distinguished by products and/or channels of distribution. A brief description of each division follows.

LIFE INSURANCE

- ACQUISITIONS DIVISION. The Acquisitions Division focuses on acquiring, converting, and servicing business acquired from other companies. These acquisitions may be accomplished through acquisitions of companies or through the assumption or reinsurance of life insurance and related policies.

- INDIVIDUAL LIFE DIVISION. The Individual Life Division markets universal life and other life insurance products on a national basis through a network of independent insurance agents. The Division primarily utilizes a distribution system based on experienced independent producing general agents who are recruited by regional sales managers. In addition, the Division distributes insurance products in the life insurance brokerage market.

- WEST COAST DIVISION. The West Coast Division sells universal and traditional ordinary life products in the life insurance brokerage market and in the "bank owned life insurance" market. The Division primarily utilizes a distribution system comprised of brokerage general agencies with a network of independent life agents.

SPECIALTY INSURANCE PRODUCTS

- DENTAL AND CONSUMER BENEFITS DIVISION. The Division (formerly known as the Group Division) recently exited from the traditional group major medical business, fulfilling the Division's strategy to focus primarily on dental and related products. Accordingly, the Division was renamed the Dental and Consumer Benefits Division. The Division's primary focus is on indemnity and managed-care dental products. The Division also markets group life and disability coverages, and administers an essentially closed block of individual cancer insurance policies.

- FINANCIAL INSTITUTIONS DIVISION. The Financial Institutions Division specializes in marketing credit life and disability insurance products through banks, savings and loan associations, mortgage bankers, and automobile dealers. The Division markets through employee field representatives, independent brokers, and a wholly owned subsidiary. The Division also includes a small property casualty insurer that sells automobile extended warranty coverages.

RETIREMENT SAVINGS AND INVESTMENT PRODUCTS

- GUARANTEED INVESTMENT CONTRACTS DIVISION. The Guaranteed Investment Contracts ("GIC") Division markets GICs to 401(k) and other qualified retirement savings plans. The

Division also offers related products, including guaranteed funding agreements offered to the trustees of municipal bond proceeds, floating rate contracts offered to trust departments, and long-term annuity contracts offered to fund certain state obligations.

- INVESTMENT PRODUCTS DIVISION. The Investment Products Division manufactures, sells, and supports fixed and variable annuity products. These products are primarily sold through stockbrokers, but are also sold through financial institutions and the Individual Life Division's sales force.

CORPORATE AND OTHER

The Company has an additional business segment herein referred to as Corporate and Other. The Corporate and Other segment primarily consists of net investment income and expenses not attributable to the Divisions above (including net investment income on capital and interest on substantially all debt). This segment also includes earnings from various investment-related transactions and the operations of several small subsidiaries. The segment also includes the Company's interest in a joint venture which owns a life insurance company in Hong Kong.

     The Company uses the same accounting policies and procedures to measure operating segment income and assets as it uses to measure its consolidated net income and assets. Operating segment income is generally income before income tax, adjusted to exclude any pretax minority interest in income of consolidated subsidiaries. Premiums and policy fees, other income, benefits and settlement expenses, and amortization of deferred policy acquisition costs are attributed directly to each operating segment. Net investment income is allocated based on directly related assets required for transacting the business of that segment. Realized investment gains (losses) and other operating expenses are allocated to the segments in a manner which most appropriately reflects the operations of that segment. Unallocated realized investment gains (losses) are deemed not to be associated with any specific segment.

     Assets are allocated based on policy liabilities and deferred policy acquisition costs directly attributable to each segment.

     There are no significant intersegment transactions.

     Operating segment income and assets for the years ended December 31 are as follows:


OPERATING SEGMENT                                                                               LIFE INSURANCE

                                                                                                     Individual
OPERATING SEGMENT INCOME                                                            Acquisitions        Life         West Coast
--------------------------------------------------------------------------------------------------------------------------------
1997
Premiums and policy fees                                                            $   102,635    $   127,480        $14,122
Net investment income                                                                   110,155         54,647         30,194
Realized investment gains (losses)
Other income                                                                                 10         18,230
--------------------------------------------------------------------------------------------------------------------------------
  Total revenues                                                                        212,800        200,357         44,316
--------------------------------------------------------------------------------------------------------------------------------
Benefits and settlement expenses                                                        116,506        114,678         28,304
Amortization of deferred policy acquisition costs                                        16,606         27,374            961
Other operating expenses                                                                 24,050         37,921          6,849
--------------------------------------------------------------------------------------------------------------------------------
  Total benefits and expenses                                                           157,162        179,973         36,114
--------------------------------------------------------------------------------------------------------------------------------
Income before income tax                                                                 55,638         20,384          8,202
Income tax expense
Minority interest
--------------------------------------------------------------------------------------------------------------------------------
Net income
--------------------------------------------------------------------------------------------------------------------------------
1996
Premiums and policy fees                                                            $   106,543    $   116,710
Net investment income                                                                   106,015         48,478
Realized investment gains (losses)                                                                       3,098
Other income                                                                                641         12,631
--------------------------------------------------------------------------------------------------------------------------------
  Total revenues                                                                        213,199        180,917
--------------------------------------------------------------------------------------------------------------------------------
Benefits and settlement expenses                                                        118,181         96,404
Amortization of deferred policy acquisition costs                                        17,162         28,393
Other operating expenses                                                                 25,186         40,969
--------------------------------------------------------------------------------------------------------------------------------
  Total benefits and expenses                                                           160,529        165,766
--------------------------------------------------------------------------------------------------------------------------------
Income before income tax                                                                 52,670         15,151
Income tax expense
Minority interest
--------------------------------------------------------------------------------------------------------------------------------
Net income
--------------------------------------------------------------------------------------------------------------------------------
1995
Premiums and policy fees                                                             $   98,501        $99,018
Net investment income                                                                    95,018         40,277
Realized investment gains (losses)
Other income                                                                                 25          8,285
--------------------------------------------------------------------------------------------------------------------------------
  Total revenues                                                                        193,544        147,580
--------------------------------------------------------------------------------------------------------------------------------
Benefits and settlement expenses                                                        100,016         80,067
Amortization of deferred policy acquisition costs                                        20,601         20,403
Other operating expenses                                                                 24,437         33,620
--------------------------------------------------------------------------------------------------------------------------------
  Total benefits and expenses                                                           145,054        134,090
--------------------------------------------------------------------------------------------------------------------------------
Income before income tax                                                                 48,490         13,490
Income tax expense
Minority interest
--------------------------------------------------------------------------------------------------------------------------------
Net income
--------------------------------------------------------------------------------------------------------------------------------
OPERATING SEGMENT ASSETS
1997
Investments and other assets                                                         $1,401,294    $   963,661    $   910,030
Deferred policy acquisition costs                                                       138,052        252,321        108,126
--------------------------------------------------------------------------------------------------------------------------------
Total assets                                                                         $1,539,346     $1,215,982     $1,018,156
--------------------------------------------------------------------------------------------------------------------------------
1996
Investments and other assets                                                         $1,423,081    $   817,154
Deferred policy acquisition costs                                                       156,172        220,232
--------------------------------------------------------------------------------------------------------------------------------
Total assets                                                                         $1,579,253     $1,037,386
--------------------------------------------------------------------------------------------------------------------------------
1995
Investments and other assets                                                         $1,131,653    $   703,702
Deferred policy acquisition costs                                                       123,889        186,496
--------------------------------------------------------------------------------------------------------------------------------
Total assets                                                                         $1,255,542    $   890,198
--------------------------------------------------------------------------------------------------------------------------------
(1) Adjustments represent the inclusion of unallocated realized investment gains (losses), the reclassification and tax effecting of pretax minority interest in the Corporate and Other segment, and the recognition of income tax expense. There are no asset adjustments.



                 SPECIALTY INSURANCE               RETIREMENT SAVINGS AND
                       PRODUCTS                     INVESTMENT PRODUCTS

            Dental and                       Guaranteed                               Corporate
             Consumer           Financial    Investment     Investment                    and                         Total
             Benefits         Institutions    Contracts       Products                   Other     Adjustments(1)  Consolidated
--------------------------------------------------------------------------------------------------------------------------------
            $193,239            $ 72,263                    $   12,367                $     229                   $   522,335
              24,202              16,462      $ 211,915        105,321                   38,480                       591,376
                                                 (3,179)           589                                 $ 3,420            830
               1,278               4,962                         6,164                    2,140                        32,784
--------------------------------------------------------------------------------------------------------------------------------
             218,719              93,687        208,736        124,441                   40,849                     1,147,325
--------------------------------------------------------------------------------------------------------------------------------
             134,384              27,643        179,235         82,019                      339                       683,108
              15,711              30,812            618         15,110                       35                       107,227
              52,365              21,120          3,946         15,749                   25,453         (9,836)       177,617
--------------------------------------------------------------------------------------------------------------------------------
             202,460              79,575        183,799        112,878                   25,827                       967,952
--------------------------------------------------------------------------------------------------------------------------------
              16,259              14,112         24,937         11,563                   15,022                       179,373
                                                                                                        60,987         60,987
                                                                                                         6,393          6,393
--------------------------------------------------------------------------------------------------------------------------------
                                                                                                                  $   111,993
--------------------------------------------------------------------------------------------------------------------------------

            $188,633            $ 73,422                    $    8,189                $     656                   $   494,153
              16,540              13,941      $ 214,369         98,767                   19,373                       517,483
                                                 (7,963)         3,858                                 $ 6,517          5,510
               2,191               1,509                         3,907                      (22)                       20,857
-------------------------------------------------------------------------------------------------------------------------------
             207,364              88,872        206,406        114,721                   20,007                     1,038,003
-------------------------------------------------------------------------------------------------------------------------------
             143,944              42,781        169,927         73,093                      710                       645,040
               5,326              24,900            509         14,710                       30                        91,030
              52,956              11,660          3,851         15,323                   17,197         (4,950)       162,192
-------------------------------------------------------------------------------------------------------------------------------
             202,226              79,341        174,287        103,126                   17,937                       898,262
-------------------------------------------------------------------------------------------------------------------------------
               5,138               9,531         32,119         11,595                    2,070                       139,741
                                                                                                        47,512         47,512
                                                                                                         3,217          3,217
-------------------------------------------------------------------------------------------------------------------------------
                                                                                                                  $    89,012
-------------------------------------------------------------------------------------------------------------------------------

            $163,378            $ 65,668                     $   4,566                 $  1,445                   $   432,576
              14,432               9,377      $ 203,376         95,706                   17,738                       475,924
                                                 (3,908)         4,937                               $     583          1,612

               2,452               1,281                         1,768                   (2,043)                       11,768
-------------------------------------------------------------------------------------------------------------------------------
             180,262              76,326        199,468        106,977                   17,140                       921,880
-------------------------------------------------------------------------------------------------------------------------------
             121,375              24,019        165,963         72,111                    1,476                       565,027
               3,052              26,809            386         11,479                        3                        82,733
              45,775              17,123          5,470         13,663                   17,948         (4,950)       153,086
-------------------------------------------------------------------------------------------------------------------------------
             170,202              67,951        171,819         97,253                   19,427                       800,846
-------------------------------------------------------------------------------------------------------------------------------
              10,060               8,375         27,649          9,724                   (2,287)                      121,034
                                                                                                        41,152         41,152
                                                                                                         3,217          3,217
-------------------------------------------------------------------------------------------------------------------------------
                                                                                                                  $    76,665
-------------------------------------------------------------------------------------------------------------------------------


            $264,083            $544,085     $2,887,732     $2,316,495                 $591,518                   $ 9,878,898
              22,459              52,837          1,785         56,074                    1,083                       632,737
-------------------------------------------------------------------------------------------------------------------------------
            $286,542            $596,922     $2,889,517     $2,372,569                 $592,601                   $10,511,635
-------------------------------------------------------------------------------------------------------------------------------

            $250,982            $319,981     $2,606,985     $1,822,462                 $534,176                   $ 7,774,821
              27,944              32,040          1,164         50,657                      175                       488,384
-------------------------------------------------------------------------------------------------------------------------------
            $278,926            $352,021     $2,608,149     $1,873,119                 $534,351                   $ 8,263,205
-------------------------------------------------------------------------------------------------------------------------------

            $253,120            $232,499     $2,536,052     $1,542,772                 $421,063                  $  6,820,861
              24,974              36,283            993         37,747                       14                       410,396
-------------------------------------------------------------------------------------------------------------------------------
            $278,094            $268,782     $2,537,045     $1,580,519                 $421,077                  $  7,231,257
-------------------------------------------------------------------------------------------------------------------------------


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

     The actuarial present value of benefit obligations and the funded status of the plan at December 31 are as follows:


                                                       1997            1996
--------------------------------------------------------------------------------
Accumulated benefit obligation,
     including vested benefits of
     $18,216 in 1997 and $14,720
     in 1996                                         $19,351        $15,475
--------------------------------------------------------------------------------
Projected benefit obligation
     for service rendered to date                    $30,612        $25,196
Plan assets at fair value
     (group annuity contract
     with Protective Life)                            21,763         19,779
--------------------------------------------------------------------------------
Plan assets less than the
     projected benefit obligation                     (8,849)        (5,417)
Unrecognized net loss from
     past experience different
     from that assumed                                 6,997          3,559
Unrecognized prior service cost                          605            705
Unrecognized net transition asset                        (51)           (67)
--------------------------------------------------------------------------------
Net pension liability recognized
     in balance sheet                                $(1,298)       $(1,220)
--------------------------------------------------------------------------------

     Net pension cost includes the following components for the years ended
December 31:


                                        1997           1996           1995
--------------------------------------------------------------------------------
Service cost -
  benefits earned
  during the year                      $2,112         $1,908         $1,540
Interest cost on
  projected benefit
  obligation                            2,036          1,793          1,636
Actual return on
  plan assets                          (1,624)        (1,674)        (1,358)
Net amortization
  and deferral                             66            374            114
--------------------------------------------------------------------------------
Net pension cost                       $2,590         $2,401         $1,932
--------------------------------------------------------------------------------


     Assumptions used to determine the benefit obligations as of December 31 were as follows:


                                        1997           1996           1995
--------------------------------------------------------------------------------
Weighted average
     discount rate                      7.25%          7.75%          7.25%
Rates of increase
     in compensation
     level                              5.25%          5.75%          5.25%
Expected long-term
     rate of return on
     assets                             8.50%          8.50%          8.50%
--------------------------------------------------------------------------------


     Assets of the pension plan are included in the general assets of Protective Life Insurance Company ("Protective Life"). Upon retirement, the amount of pension plan assets vested in the retiree are used to purchase a single premium annuity from Protective Life in the retiree's name. Therefore, amounts presented above as plan assets exclude assets relating to retirees.

     The Company also sponsors an unfunded Excess Benefits Plan, which is a nonqualified plan that provides defined pension benefits in excess of limits imposed by federal tax law. At December 31, 1997 and 1996, the projected benefit obligation of this plan totaled $10.0 million and $7.2 million, respectively.

     In addition to pension benefits, the Company provides limited healthcare benefits to eligible retired employees until age 65. The postretirement benefit is provided by an unfunded plan. At December 31, 1997 and 1996, the liability for such benefits totaled $1.3 million and $1.4 million, respectively. The expense recorded by the Company was $0.1 million in 1997 and 1996, and $0.2 million in 1995. The Company's obligation is not materially affected by a 1% change in the healthcare cost trend assumptions used in the calculation of the obligation.

     Life insurance benefits for retirees are provided through the purchase of life insurance policies upon retirement equal to the employees' annual compensation. This plan is partially funded at a maximum of $50,000 face amount of insurance.

     The Company sponsors a defined contribution retirement plan which covers substantially all employees. Employee contributions are made on a before-tax basis as provided by Section 401(k) of the Internal Revenue Code. The Company has established an Employee Stock Ownership Plan ("ESOP") to match voluntary employee contributions to the Company's 401(k) Plan. In 1994, a stock bonus was added to the 401(k) Plan for employees who are not otherwise under a bonus plan. Expense related to the ESOP consists of the cost of the shares allocated to participating employees plus the interest expense on the ESOP's note payable to the Company less dividends on shares held by the ESOP. All shares held by the ESOP are treated as outstanding for purposes of computing the Company's basic and diluted earnings per share. At December 31, 1997, the Company had committed 47,523 shares to be released to fund employee benefits. The expense recorded by the Company for these employee benefits was less than $0.1 million, $1.0 million, and $0.7 million in 1997, 1996, and 1995, respectively.


NOTE L. REINSURANCE

The Company assumes risks from, and reinsures certain parts of its risks with other insurers under yearly renewable term, coinsurance, and modified coinsurance agreements. Yearly renewable term and coinsurance agreements are accounted for by passing a portion of the risk to the reinsurer. Generally, the reinsurer receives a proportionate part of the premiums less commissions and is liable for a corresponding part of all benefit payments. Modified coinsurance is accounted for similarly to coinsurance except that the liability for future policy benefits is held by the original company, and settlements are made on a net basis between the companies. While the amount retained on an individual life will vary based upon age and mortality prospects of the risk, the Company generally will not carry more than $500,000 individual life insurance on a single risk. In many cases, the retention is less.

     The Company has reinsured approximately $34.1 billion, $18.8 billion, and $17.5 billion in face amount of life insurance risks with other insurers representing $147.2 million, $113.5 million, and $116.1 million of premium income for 1997, 1996, and 1995, respectively. The Company has also reinsured accident and health risks representing $187.7 million, $194.7 million, and $217.1 million of premium income for 1997, 1996, and 1995, respectively. In 1997 and 1996, policy and claim reserves relating to insurance ceded of $485.8 million and $325.9 million, respectively, are included in reinsurance receivables. Should any of the reinsurers be unable to meet its obligation at the time of the claim, obligation to pay such claim would remain with the Company. At December 31, 1997 and 1996, the Company had paid $25.6 million and $6.7 million, respectively, of ceded benefits which are recoverable from reinsurers. In addition, at December 31, 1997, the Company had receivables of $80.3 million related to insurance assumed.

     A substantial portion of the Company's new credit insurance sales are being reinsured. Included in the preceding paragraph are credit life and credit accident and health insurance premiums of $96.7 million, $103.0 million, and $125.8 million for 1997, 1996, and 1995, respectively, and reserves which were ceded of $238.8 million and $135.8 million during 1997 and 1996, respectively.

NOTE M. ESTIMATED MARKET VALUES OF FINANCIAL INSTRUMENTS

The carrying amounts and estimated market values of the Company's financial instruments at December 31 are as follows:



                                     1997                    1996
                                         Estimated                Estimated
                           Carrying        Market     Carrying      Market
                            Amounts        Values      Amounts      Values
---------------------------------------------------------------------------
Assets (see Notes A and C):
Investments:
  Fixed maturities       $6,374,328     $6,374,328   $4,686,072  $4,686,072
  Equity securities          15,006         15,006       35,250      35,250
  Mortgage loans
       on real estate     1,312,778      1,405,474    1,503,080   1,581,694
  Short-term
       investments           76,086         76,086      114,258     114,258
Cash 47,502                  47,502        121,051      121,051
Liabilities
  (see Notes A and E):
Guaranteed investment
    contract deposits     2,684,676      2,687,331    2,474,728   2,462,036
Annuity deposits          1,511,553      1,494,600    1,331,067   1,322,304
Debt:
  Notes payable to banks                                 61,000      61,000
  Senior Notes               75,000         75,000       75,000      75,000

  Medium-Term Notes          45,000         45,000       45,000      45,000

Monthly Income
    Preferred Securities     55,000         57,613       55,000      57,200
Trust Originated
    Preferred Securities     75,000         77,438
FELINE PRIDES               115,000        126,500
Other (see Note A):
  Futures contracts                                                 (1,708)
  Interest rate swaps                        3,100                    (333)
  Options                                      234                     (54)
--------------------------------------------------------------------------------


NOTE N. SUBSEQUENT EVENT

On March 2, 1998, the Company's Board of Directors approved a two-for-one split of the Company's Common Stock in the form of a stock dividend to be distributed April 1, 1998, to the stockholders of record at the close of business on March 13, 1998.

NOTE O. CONSOLIDATED QUARTERLY RESULTS - UNAUDITED

Protective Life Corporation's unaudited consolidated quarterly operating data for the years ended December 31, 1997 and 1996, are presented below. In the opinion of management, all adjustments (consisting of normal recurring accruals) necessary for a fair presentation of quarterly results have been reflected in the data which follow. It is also management's opinion, however, that quarterly operating data for insurance enterprises are not indicative of results to be achieved in succeeding quarters or years. In order to obtain a more accurate indication of performance, there should be a review of operating results, changes in stockholders' equity, and cash flows for a period of several quarters.


                                            First                    Second              Third               Fourth
1997                                       Quarter                  Quarter             Quarter             Quarter
--------------------------------------------------------------------------------------------------------------------
Premiums and policy fees                  $129,578                 $117,993            $116,246            $158,518
Net investment income                      130,330                  137,475             158,196             165,375
Realized investment gains (losses)           (418)                    1,143                  61                  44
Other income                                 4,762                    8,906               8,222              10,894
--------------------------------------------------------------------------------------------------------------------
Total revenues                             264,252                  265,517             282,725             334,831
Benefits and expenses                      225,484                  221,536             233,871             287,061
--------------------------------------------------------------------------------------------------------------------
Income before income tax                    38,768                   43,981              48,854              47,770
Income tax expense                          13,181                   14,954              16,610              16,242
Minority interest                              804                    1,497               1,810               2,282
--------------------------------------------------------------------------------------------------------------------
Net income                                $ 24,783                 $ 27,530            $ 30,434            $ 29,246
--------------------------------------------------------------------------------------------------------------------
Net income per share - basic              $    .80                 $    .88            $    .97            $    .94
Average shares outstanding - basic      31,158,733               31,231,096          31,231,938          31,235,697
--------------------------------------------------------------------------------------------------------------------
Net income per share - diluted            $    .79                 $    .88            $    .96            $    .93
Average shares outstanding - diluted    31,334,632               31,421,738          31,452,488          31,488,383
--------------------------------------------------------------------------------------------------------------------


                                            First                    Second              Third               Fourth
1996                                       Quarter                  Quarter             Quarter             Quarter
--------------------------------------------------------------------------------------------------------------------
Premiums and policy fees                  $115,586                 $132,251            $118,696            $127,620
Net investment income                      124,280                  130,560             129,309             133,334
Realized investment gains (losses)           4,421                      600                 861               (372)
Other income                                 5,458                    4,972               5,079               5,348
--------------------------------------------------------------------------------------------------------------------
Total revenues                             249,745                  268,383             253,945             265,930
Benefits and expenses                      216,605                  231,860             222,389             227,408
--------------------------------------------------------------------------------------------------------------------
Income before income tax                    33,140                   36,523              31,556              38,522
Income tax expense                          11,268                   12,417              10,730              13,097
Minority interest                              804                      805                 804                 804
--------------------------------------------------------------------------------------------------------------------
Net income                                $ 21,068                 $ 23,301            $ 20,022            $ 24,621
--------------------------------------------------------------------------------------------------------------------
Net income per share - basic              $    .73                 $    .78            $    .64            $    .79
Average shares outstanding - basic      29,020,360               29,804,822          31,147,562          31,149,846
--------------------------------------------------------------------------------------------------------------------
Net income per share - diluted            $    .72                 $    .78            $    .63            $    .79
Average shares outstanding - diluted    29,186,934               29,995,567          31,357,446          31,379,955
--------------------------------------------------------------------------------------------------------------------
