Form 10-K/A, Exhibit 13
period 1997-12-31
PROTECTIVE LIFE CORP
filed 1998-06-19
CIK 355429

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
--------------------------------------------------------------------------------------------------------------------


                       Report Of Independent Accountants

To the Directors and Stockholders of Protective Life Corporation
Birmingham, Alabama

We have audited the accompanying consolidated balance sheets of Protective Life Corporation and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Protective Life Corporation and subsidiaries as of December 31, 1997 and 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.


Coopers & Lybrand L.L.P.
Birmingham, Alabama
February 11, 1998, except for Note N,
as to which the date is March 2, 1998.