Form 10-K, Exhibit 13
period 1998-12-31
PROTECTIVE LIFE CORP
filed 1999-03-25
CIK 355429

This report includes "forward looking statements" which express expectations of future events and/or results. All statements based on future expectations rather than on historical facts are forward-looking statements that involve a number of risks and uncertainties, and the Company cannot give assurance that such statements will prove to be correct. Please refer to Known Trends and Uncertainties herein for more information about factors which could affect future results.

RESULTS OF OPERATIONS

The Company operates seven divisions whose principal strategic focuses can be grouped into three general categories: life insurance, specialty insurance products, and retirement savings and investment products. The Company's Divisions are: Individual Life, West Coast, Acquisitions, Dental and Consumer Benefits (Dental), Financial Institutions, Guaranteed Investment Contracts
(GIC), and Investment Products. The Company also has an additional business segment which is Corporate and Other.

PREMIUMS AND POLICY FEES

The following table sets forth for the periods shown the amount of premiums and policy fees, net of reinsurance (premiums and policy fees), and the percentage change from the prior period:

                            PREMIUMS AND POLICY FEES

   Year Ended                   Amount                    Percentage
   December 31              (in thousands)                 Increase
      1996                     $494,153                      14.2%
      1997                      522,335                       5.7
      1998                      662,795                      26.9

In 1997, premiums and policy fees increased $28.2 million or 5.7% over 1996. The Individual Life Division's premiums and policy fees increased $10.8 million. The June 1997 acquisition of West Coast Life Insurance Company (West Coast) increased premiums and policy fees $14.1 million. The coinsurance by the Acquisitions Division of a block of policies and the acquisition of a small life insurance company in late 1996 resulted in a $4.4 million increase in premiums and policy fees. Decreases in older acquired blocks resulted in an $8.3 million decrease in premiums and policy fees. The Dental Division's exit from the group major medical business during 1997 resulted in a $31.1 million decrease in premiums and policy fees. Premiums and policy fees related to the Dental Division's other businesses increased $35.7 million. Premiums and policy fees from the Financial Institutions Division decreased $1.2 million. Decreases of $10.2 million resulted from a reinsurance arrangement begun in 1995. Decreases of $17.1 million relate to the normal decrease in premiums on a closed block of credit insurance policies reinsured in 1996. The September 1997 acquisition of the Western Diversified Group (Western Diversified) and coinsurance of an unrelated closed block of credit insurance policies increased premiums and policy fees $26.1 million. The increase in premiums and policy fees from the Investment Products Division was $4.2 million.

In 1998, premiums and policy fees increased $140.5 million or 26.9% over 1997. The Individual Life Division's premiums and policy fees decreased $1.3 million due to an increased use of reinsurance by the Division. The full year effect of the June 1997 acquisition of West Coast increased premiums and policy fees $8.3 million. In the Acquisitions Division, decreases in older acquired blocks resulted in a $9.5 million decrease in premiums and policy fees. The coinsurance of a block of policies from Lincoln National Corporation in October 1998 resulted in a $3.6 million increase in premiums and policy fees. The September 1998 acquisition of United Dental Care, Inc. (United Dental Care) resulted in a $53.3 million increase in premiums and policy fees. Premiums and policy fees related to the Dental Division's other businesses increased $39.7 million. The full year effect of the September 1997 acquisition of Western Diversified by the Financial Institutions Division and the coinsured block of credit insurance policies increased premiums and policy fees $49.8 million. The increase in premiums and policy fees from the Investment Products Division was $6.4 million.

NET INVESTMENT INCOME

The following table sets forth for the periods shown the amount of net investment income, the percentage change from the prior period, and the percentage earned on average cash and investments:

                              NET INVESTMENT INCOME
                                                                 Percentage
                                                                   Earned
  Year Ended           Amount               Percentage         on Average Cash
  December 31      (in thousands)            Increase          and Investments
     1996             $517,483                 8.7%                  8.1%
     1997              591,376                14.3                   7.9
     1998              636,396                 7.6                   7.5

Net investment income in 1997 was $73.9 million or 14.3% higher than in 1996, and in 1998 was $45.0 million or 7.6% higher than the preceding year, primarily due to increases in the average amount of invested assets. Invested assets have increased primarily due to acquisitions and to receiving annuity and GIC deposits. The coinsurance of a block of policies and the acquisition of a small life insurance company in late 1996, and the acquisition of West Coast, Western Diversified, and the block of credit insurance policies in 1997 resulted in an increase in net investment income of $39.4 million in 1997. The full year effect of the 1997 acquisitions resulted in an increase in net investment income of $43.1 million in 1998. The coinsurance of a block of policies from Lincoln National Corporation increased 1998 net investment income $6.0 million.

The percentage earned on average cash and investments in 1997 was 7.9%, and in 1998 was 7.5%, each below that of the preceding year due to a general decline in interest rates.

REALIZED INVESTMENT GAINS

The Company generally purchases its investments with the intent to hold to maturity by purchasing investments that match future cash flow needs. The sales of investments that have occurred generally result from portfolio management decisions to maintain proper matching of assets and liabilities. The following table sets forth realized investment gains for the periods shown:

                                       REALIZED INVESTMENT GAINS

                                Year Ended                      Amount
                                December 31                (in thousands)
                                   1996                         $5,510
                                   1997                            830
                                   1998                          3,121

The Company has an allowance for uncollectible amounts on investments. The allowance totaled $23.7 million at December 31, 1997, and $24.8 million at December 31, 1998.

Realized  investment  gains in 1997 of $34.3  million  were  largely  offset  by realized investment losses of $33.5 million, including a loss of $6.9 million incurred in connection with the sale of $445 million of mortgage loans in a securitization transaction. Realized investment losses in 1997 were reduced by a $7.9 million reduction to the allowance for uncollectible amounts on investments.

Realized investment gains in 1998 of $37.1 million were largely offset by realized investment losses of $34.0 million. Realized investment losses include a $1.1 million net increase to the allowance for uncollectible amounts on investments.

OTHER INCOME

The following table sets forth other income for the periods shown:

                                         OTHER INCOME

                       Year Ended                                Amount
                       December 31                           (in thousands)
                          1996                                  $20,857
                          1997                                   32,784
                          1998                                   64,103

Other income consists primarily of revenues of the Company's broker-dealer subsidiary, fees from variable insurance products, revenues of the Company's wholly owned insurance marketing organizations and small noninsurance subsidiaries, and the results of the Company's 50%-owned joint venture in Hong Kong. In 1997, revenues from the Company's broker-dealer subsidiary increased $5.5 million. Other income from all other sources increased $6.4 million. In 1998, revenues from the Company's broker-dealer increased $13.8 million. The full year effect of the 1997 acquisition of Western Diversified increased other income $12.8 million. Other income from all other sources increased $4.7 million.

INCOME BEFORE INCOME TAX

The table below sets forth operating income or loss and income or loss before income tax by business segment for the periods shown:

                       Operating Income and Income Before
                        Income Tax Year Ended December 31
                                 (IN THOUSANDS)

                                             1996          1997          1998
OPERATING INCOME (1),(2)
Life Insurance
     Individual Life                  $     14,027  $     20,384  $     29,230
     West Coast                                            8,202        20,983
     Acquisitions                           52,670        55,638        51,463
Specialty Insurance Products
     Dental                                  5,138        16,259        21,480
     Financial Institutions                  9,531        14,112        18,738
Retirement Savings and
     Investment Products
       GIC                                  40,082        28,116        30,780
       Investment Products                   9,624        11,347        12,567
Corporate and Other (2)                      2,070        15,022        14,640
                                           -------       -------       -------
Total operating income                     133,142       169,080       199,881
                                           -------       -------       -------
REALIZED INVESTMENT
   GAINS (LOSSES)
     Individual Life                         3,098
     GIC                                    (7,963)       (3,179)       1,609
     Investment Products                     3,858           589         1,318
     Unallocated Realized
       Investment Gains                      6,517         3,420           194
RELATED AMORTIZATION
   OF DEFERRED POLICY
   ACQUISITION COSTS
     Individual Life                        (1,974)
     Investment Products                    (1,887)         (373)         (890)
                                           -------       --------      --------
Total net                                    1,649           457         2,231
                                           -------       --------      --------
Income Before
   Income Tax (2)
Life Insurance
   Individual Life                          15,151        20,384        29,230
   West Coast                                              8,202        20,983
   Acquisitions                             52,670        55,638        51,463
Specialty Insurance Products
   Dental                                    5,138        16,259        21,480
   Financial Institutions                    9,531        14,112        18,738
Retirement Savings and
Investment Products
   GIC                                      32,119        24,937        32,389
   Investment Products                      11,595        11,563        12,995
Corporate and Other (2)                      2,070        15,022        14,640
Unallocated Realized
   Investment Gains                          6,517         3,420           194
                                           -------       --------      --------
Total income before
   income tax                         $    134,791  $    169,537  $    202,112
                                           -------       -------       --------

(1)Income before income tax excluding realized investment gains and losses and related amortization of deferred policy acquisition costs.(2)Operating income and income before income tax for the Corporate and Other segment have been reduced by pretax minority interest in income of consolidated subsidiaries of $4,950 in 1996, $9,836 in 1997, and $18,612 in 1998. Such minority interest relates to payments made on the Company's MIPS(SM), TOPrS(SM), and FELINE PRIDES(SM).

The Individual Life Division had 1997 pretax operating income of $20.4 million, $6.4 million above 1996, even though the Division experienced record high mortality in the second quarter. The increase was primarily due to growth and improved expense control. The Division's 1998 pretax income was $29.2 million, $8.8 million above 1997. The Division's mortality experience was at expected levels in 1998 and approximately $5.1 million more favorable than 1997.

Headquartered in San Francisco, West Coast was acquired by the Company in June 1997. For the seven months of 1997 that it was a subsidiary of the Company, the West Coast Division had pretax income of $8.2 million. The Division's 1998 pretax income was $21.0 million.

In the ordinary course of business, the Acquisitions Division regularly considers acquisitions of blocks of policies or smaller insurance companies. Blocks of policies acquired through the Division are usually administered as "closed" blocks; i.e., no new policies are being marketed. Therefore, earnings from the Acquisitions Division are normally expected to decline over time (due to the lapsing of policies resulting from deaths of insureds or terminations of coverage) unless new acquisitions are made.

The Acquisitions Division's 1997 pretax income increased $2.9 million to $55.6 million. The Division's mortality experience was approximately $6.0 million more favorable in 1997 than in 1996. In addition, the Division's newest acquisitions represented a $1.8 million increase in 1997 pretax income. The Acquisitions Division's 1998 pretax income decreased $4.2 million to $51.5 million, compared to 1997. The Division's mortality experience was at expected levels in 1998 compared to being approximately $5.1 million better than expected in 1997. In October 1998, the Division acquired approximately 260,000 policies from Lincoln National Corporation. The policies represent the payroll deduction business originally marketed and underwritten by Aetna.

The Dental Division's 1997 pretax income was $16.3 million. Dental earnings were $11.1 million, an increase of $1.6 million, before expenses of $2.2 million to develop a discounted fee-for-service dental program. Lower cancer earnings partially offset improved results in other lines. The Division's results included approximately $4.6 million of earnings from the group major medical business which the Division exited. The Division's 1998 pretax income was $21.5 million. Dental earnings were $16.4 million, before a $2.5 million loss relating to its discounted fee-for-service dental program. In September 1998, the Company acquired United Dental Care, a leading provider of prepaid dental coverages. Dental earnings include $5.1 million from United Dental Care.

The Financial Institutions Division's 1997 pretax income increased $4.6 million to $14.1 million. The Division's results include earnings from recent acquisitions. At the end of the 1997 third quarter, the Division acquired Western Diversified and coinsured an unrelated block of policies. The Division's 1998 pretax income increased $4.6 million to $18.7 million. Western Diversified and the coinsured block of policies represented $2.8 million of the increase.

The GIC Division had pretax operating income of $28.1 million in 1997. Several factors contributed to the 1997 decline from 1996. In December 1996, the Company sold a major portion of its bank loan participations in a securitization transaction which had the effect of reducing the Division's earnings and increasing earnings in the Corporate and Other segment. In order to better match assets to liabilities on a divisional level, the Company shortened the duration of the GIC Division's invested assets and lengthened the duration of the other Divisions' invested assets. As a result, GIC earnings were reduced and earnings of the other Divisions were increased. The Division's 1998 pretax operating income increased to $30.8 million due to increased investment income. Realized investment losses associated with this Division in 1997 were $3.2 million as compared to realized investment gains of $1.6 million in 1998. As a result, total pretax income was $24.9 million in 1997 and $32.4 million in 1998.

The Investment Products Division's 1997 pretax operating income was $11.4 million, an increase of $1.7 million. The Division's 1998 pretax operating income was $12.6 million, an increase of $1.2 million. Realized investment gains, net of related amortization of deferred policy acquisition costs, were $0.2 million in 1997 as compared with $0.4 million in 1998. As a result, total pretax income was $11.6 million in 1997 and $13.0 million in 1998.

The Corporate and Other segment consists primarily of net investment income on capital, interest expense on substantially all debt, the Company's 50%-owned joint venture in Hong Kong, earnings from various investment-related transactions, and the operations of several small subsidiaries. The segment's pretax income increased $12.9 million to $15.0 million in 1997. In 1997, the Company sold its interest in a joint venture resulting in income of $4.1 million. The remaining increase in earnings relates primarily to net investment income on capital, income from the Company's participation commercial mortgage loan program, and income from a securitization transaction. The segment's 1998 pretax earnings were $14.6 million, slightly below last year.

INCOME TAX EXPENSE

The following table sets forth the effective income tax rates for the periods shown:

                                  INCOME TAX EXPENSE

             Year Ended December 31                  Effective Income Tax Rates
                    1996                                        34.0%
                    1997                                        34.0
                    1998                                        35.3

Management's current estimate of the effective income tax rate for 1999 is approximately 36%. The increase in the effective income tax rate primarily relates to non-deductible goodwill associated with the acquisition of United Dental Care.

NET INCOME

The following table sets forth net income and net income per share for the periods shown:
                                   NET INCOME

                                   Per                       Per
Year Ended         Amount         Share-     Percentage     Share-    Percentage
December 31    (in thousands)     Basic       Increase     Diluted     Increase
  1996           $  89,012        $1.47         9.7%        $1.46        9.8%
  1997             111,993         1.79        21.8          1.78       21.9
  1998             130,781         2.06        15.1          2.04       14.6


Net income per share-basic in 1997 increased 21.8%, reflecting improved operating earnings in the Individual Life, West Coast, Acquisitions, Dental, Financial Institutions, and Investment Products Divisions and the Corporate and Other segment, which were partially offset by lower operating earnings in the GIC Division and lower realized investment gains (net of related amortization of deferred policy acquisition costs). Net income per share-basic in 1998 increased 15.1%, reflecting improved operating earnings in the Individual Life, West Coast, Dental, Financial Institutions, Guaranteed Investment Contracts and
Investment Products Divisions, and higher realized investment gains (net of related amortization of deferred policy acquisition costs), which were partially offset by lower operating earnings in the Acquisitions Division and the Corporate and Other segment.

KNOWN TRENDS AND UNCERTAINTIES

The operating results of companies in the insurance industry have historically been subject to significant fluctuations due to competition, economic conditions, interest rates, investment performance, maintenance of insurance ratings, and other factors. Certain known trends and uncertainties which may affect future results of the Company are discussed more fully below. Please also refer to Other Developments herein.

o MATURE INDUSTRY/COMPETITION. Life and health insurance is a mature industry. In recent years, the industry has experienced little growth in life insurance sales, though the aging population has increased the demand for retirement savings products. Insurance is a highly competitive industry, and the Company encounters significant competition in all lines of business from other insurance companies, many of which have greater financial resources than the Company, as well as competition from other providers of financial services.

The life and health insurance industry is consolidating with larger, more efficient organizations emerging from consolidation. Also, mutual insurance companies are converting to stock ownership which will give them greater access to capital markets.

Management believes that the Company's ability to compete is dependent upon, among other things, its ability to attract and retain distribution channels to market its insurance and investment products, its ability to develop competitive and profitable products, its ability to maintain low unit costs, and its maintenance of strong financial strength ratings from rating agencies.

The Company competes against other insurance companies and financial institutions in the origination of commercial mortgage loans.

o RATINGS. Ratings are an important factor in the competitive position of life insurance companies. Rating organizations periodically review the financial performance and condition of insurers, including the Company's insurance subsidiaries. A downgrade in the ratings of the Company's life insurance subsidiaries could adversely affect its ability to sell its products and retain existing business and its ability to compete for attractive acquisition opportunities.

Rating organizations assign ratings based upon several factors. While most of the considered factors relate to the rated company, some of the factors relate to general economic conditions and circumstances outside the rated company's control. For the past several years, rating downgrades in the industry have exceeded upgrades.

o POLICY CLAIMS FLUCTUATIONS. The Company's results may fluctuate from year to year on account of fluctuations in policy claims received by the Company.

o LIQUIDITY AND INVESTMENT PORTFOLIO. Many of the products offered by the Company's insurance subsidiaries allow policyholders and contractholders to withdraw their funds under defined circumstances. The Company's insurance subsidiaries design products and configure investment portfolios to provide and maintain sufficient liquidity to support anticipated withdrawal demands and contract benefits and maturities. Formal asset/liability management programs and procedures are used to monitor the relative duration of the Company's assets and liabilities. While the Company's life insurance subsidiaries own a significant amount of liquid assets, many of their assets are relatively illiquid. Significant unanticipated withdrawal or surrender activity could, under some circumstances, compel the Company's insurance subsidiaries to dispose of illiquid assets on unfavorable terms, which could have a material adverse effect on the Company.

o INTEREST RATE FLUCTUATIONS. Significant changes in interest rates expose insurance companies to the risk of not earning anticipated spreads between the interest rate earned on investments and the credited rates paid on outstanding policies. Both rising and declining interest rates can negatively affect the Company's spread income. For example, certain of the Company's insurance and investment products guarantee a minimum credited rate. While the Company develops and maintains asset/liability management programs and procedures designed to preserve spread income in rising or falling interest rate environments, no assurance can be given that significant changes in interest rates will not materially affect such spreads.

Lower interest rates may result in lower sales of the Company's insurance and investment products.

o REGULATION AND TAXATION. The Company's insurance subsidiaries are subject to government regulation in each of the states in which they conduct business. Such regulation is vested in state agencies having broad administrative power over all aspects of the insurance business which may include premium rates, marketing practices, advertising, policy forms, and capital adequacy, and is concerned primarily with the protection of policyholders rather than share owners. The Company cannot predict the form of any future regulatory initiatives.

Under the Internal Revenue Code of 1986, as amended (the Code), income tax payable by policyholders on investment earnings is deferred during the accumulation period of certain life insurance and annuity products. This favorable tax treatment may give certain of the Company's products a competitive advantage over other non-insurance products. To the extent that the Code is revised to reduce the tax-deferred status of life insurance and annuity products, or to increase the tax-deferred status of competing products, all life insurance companies, including the Company's subsidiaries, would be adversely affected with respect to their ability to sell such products, and, depending on grandfathering provisions, the surrenders of existing annuity contracts and life insurance policies. The Company cannot predict what future tax initiatives may be proposed which may affect the Company.

o LITIGATION. A number of civil jury verdicts have been returned against insurers in the jurisdictions in which the Company does business involving the insurers' sales practices, alleged agent misconduct, failure to properly supervise agents, and other matters. Increasingly these lawsuits have resulted in the award of substantial judgments against the insurer that are disproportionate to the actual damages, including material amounts of punitive damages. In some states (including Alabama), juries have substantial discretion in awarding punitive damages which creates the potential for unpredictable material adverse judgments in any given punitive damages suit. The Company and its subsidiaries, like other insurers, in the ordinary course of business, are involved in such litigation or alternatively in arbitration. The outcome of any such litigation or arbitration cannot be predicted with certainty. In addition, in some class action and other lawsuits involving insurers' sales practices, insurers have made material settlement payments.

o Investment Risks. The Company's invested assets are subject to customary risks of credit defaults and changes in market values. The value of the Company's commercial mortgage portfolio depends in part on the financial condition of the tenants occupying the properties which the Company has financed. Factors that may affect the overall default rate on, and market value of, the Company's invested assets include interest rate levels, financial market performance, and general economic conditions, as well as particular circumstances affecting the businesses of individual borrowers and tenants.

o Continuing Success of Acquisition Strategy. The Company has actively pursued a strategy of acquiring blocks of insurance policies and companies. This acquisition strategy has increased the Company's earnings in part by allowing the Company to position itself to realize certain operating efficiencies associated with economies of scale. There can be no assurance, however, that suitable acquisitions, presenting opportunities for continued growth and operating efficiencies, will continue to be available to the Company, or that the Company will realize the anticipated financial results from its acquisitions.

o RELIANCE ON THE PERFORMANCE OF OTHERS. The Company's results may be affected by the performance of others because the Company has entered into various ventures involving other parties. Examples include, but are not limited to: many of the Company's products are sold through independent distribution channels; the Investment Products Division's variable annuity deposits are invested in funds managed by unaffiliated investment managers; a portion of the sales in the Individual Life, Dental, and Financial Institutions Divisions comes from arrangements with unrelated marketing organizations; and the Company has entered the Hong Kong insurance market in a joint venture.

o YEAR 2000. Computer hardware and software often denote the year using two digits rather than four; for example, the year 1998 often is denoted by such  hardware  and  software as "98." It is  probable  that such  hardware  and software will malfunction when calculations involving the year 2000 are attempted because the hardware and/or software will interpret "00" as representing the year 1900 rather than the year 2000. This "Year 2000" issue potentially affects all individuals and companies (including the Company, its customers, business partners, suppliers, banks, custodians and administrators). The problem is most prevalent in older mainframe systems, but personal computers and equipment containing computer chips could also be affected.

Due to the fact that the Company does not control all of the factors that could impact its Year 2000 readiness, there can be no assurances that the Company's Year 2000 efforts will be successful, that interactions with other service providers with Year 2000 issues will not impair the Company's operations, or that the Year 2000 issue will not otherwise adversely affect the Company.

Should some of the Company's systems not be available due to the Year 2000 problems, in a reasonably likely worst case scenario, the Company may experience significant delays in its ability to perform certain functions, but does not expect to be unable to perform critical functions or to otherwise conduct business. However, other worst case scenarios, depending upon their duration, could have a material adverse effect on the Company and its operations.

o REINSURANCE. The Company's insurance subsidiaries cede insurance to other insurance companies. However, the Company remains liable with respect to ceded insurance should any reinsurer fail to meet the obligations ceded to it. The cost of reinsurance is, in some cases, reflected in the premium rates charged by the Company. Under certain reinsurance agreements, the reinsurer may increase the rate it charges the Company for the reinsurance, though the Company does not anticipate increases to occur. Therefore, if the cost of reinsurance were to increase with respect to policies where the rates have been guaranteed by the Company, the Company could be adversely affected.

Additionally, the Company assumes policies of other insurers. Any regulatory or other adverse development affecting the ceding insurer could also have an adverse effect on the Company.

RECENTLY ISSUED ACCOUNTING STANDARDS

The Financial Accounting Standards Board (FASB) has issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 will require the Company to report derivative financial instruments on the balance sheet and to carry such derivatives at fair value. The fair values of derivatives increase or decrease as interest rates change. Under SFAS No. 133, changes in fair value are reported as a component of net income or as a change to share-owners' equity, depending upon the nature of the derivative. Although the adoption of SFAS No. 133 will not affect the Company's operations, adoption will introduce volatility into the Company's reported net income and share-owners' equity as interest rates change. SFAS No. 133 is effective January 1, 2000.

The FASB has also issued SFAS No. 134, "Accounting for Mortgage-Backed Securities Retained after the Securitization of Mortgage Loans Held for Sale by a Mortgage Banking Enterprise," and the American Institute of Certified Public Accountants has issued Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." The adoption of these accounting standards in 1999 is not expected to have a material effect on the Company's financial condition.

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

INVESTMENTS

The Company generally purchases its investments with the intent to hold to maturity by purchasing investments that match future cash flow needs. However, the Company may sell any of its investments to maintain proper matching of assets and liabilities. Accordingly, the Company has classified its fixed maturities and certain other securities as "available for sale."

The Company's investments in debt and equity securities are reported at market value, and investments in mortgage loans are reported at amortized cost. At December 31, 1998, the fixed maturity investments (bonds and redeemable preferred stocks) had a market value of $6,437.8 million, which is 1.7% above amortized cost (less allowances for uncollectible amounts on investments) of $6,329.9 million. The Company had $1,622.9 million in mortgage loans at December 31, 1998. While the Company's mortgage loans do not have quoted market values, at December 31, 1998, the Company estimates the market value of its mortgage loans to be $1,774.4 million (using discounted cash flows from the next call date) which is 9.3% above amortized cost. Most of the Company's mortgage loans have significant prepayment penalties. These assets are invested for terms approximately corresponding to anticipated future benefit payments. Thus, market fluctuations are not expected to adversely affect liquidity.

The following table sets forth the estimated market values of the Company's fixed maturity investments and mortgage loans resulting from a hypothetical immediate 1 percentage point increase in interest rates from levels prevailing at December 31, 1998, and the percent change in market value the following estimated market values would represent.

                   ESTIMATED MARKET VALUES RESULTING FROM AN
            IMMEDIATE 1 PERCENTAGE POINT INCREASE IN INTEREST RATES

                                           Amount                    Percent
                                        (in millions)                 Change
   Fixed maturities                       $6,220.8                    (3.4)%
   Mortgage loans                          1,703.8                    (4.0)


Estimated market values were derived from the durations of the Company's fixed maturities and mortgage loans. Duration measures the relationship between changes in market value to changes in interest rates. While these estimated market values generally provide an indication of how sensitive the market values of the Company's fixed maturities and mortgage loans are to changes in interest rates, they do not represent management's view of future market changes, and actual market results may differ from these estimates. For several years the Company has offered a type of commercial mortgage loan under which the Company will permit a slightly higher loan-to-value ratio in exchange for a participating interest in the cash flows from the underlying real estate. As of December 31, 1998, approximately $464.4 million of the Company's mortgage loans have this participation feature.

At December 31, 1998, delinquent mortgage loans and foreclosed properties were 0.1% of invested assets. Bonds rated less than investment grade were 2.1% of invested assets. The Company does not expect these investments to adversely affect its liquidity or ability to maintain proper matching of assets and liabilities. The Company's allowance for uncollectible amounts on investments was $24.8 million at December 31, 1998.

Policy loans at December 31, 1998, were $232.7 million, a decrease of $5.2 million from December 31, 1997, (after excluding the $43.8 million of policy loans obtained through acquisitions). Policy loan rates are generally in the 4.5% to 8.0% range. Such rates at least equal the assumed interest rates used for future policy benefits.

In the ordinary course of its commercial mortgage lending operations, the Company will commit to provide a mortgage loan before the property to be mortgaged has been built or acquired. The mortgage loan commitment is a contractual obligation to fund a mortgage loan when called upon by the borrower. The commitment is not recognized in the Company's financial statements until the commitment is actually funded. The mortgage loan commitment contains terms, including the rate of interest. At December 31, 1998, the Company had outstanding mortgage loan commitments of $715.9 million, having an estimated fair value of $752.6 million (using discounted cash flows from the first call date). If interest rates were to, hypothetically, immediately increase 1 percentage point from levels prevailing at December 31, 1998, the estimated fair value would decrease 5.1% to $713.9 million. The estimated fair value was
derived  from  the  durations  of  the  Company's   outstanding   mortgage  loan
commitments.

LIABILITIES

Many of the Company's products contain surrender charges and other features that reward persistency and penalize the early withdrawal of funds. Surrender charges for these products generally are sufficient to cover the Company's unamortized deferred policy acquisition costs with respect to the policy being surrendered. GICs and certain annuity contracts have market-value adjustments that protect the Company against investment losses if interest rates are higher at the time of surrender than at the time of issue. At December 31, 1998, the Company had policy liabilities and accruals of $4,534.5 million. The Company's life insurance products have a weighted average minimum credited interest rate of approximately 4.3%.

At December 31, 1998, the Company had $2,691.7 million of GIC account balances having an estimated fair value of $2,751.0 million (using discounted cash flows), and $1,519.8 million of annuity account balances having an estimated fair value of $1,513.1 million (using surrender value).

The following table sets forth the estimated fair values of the Company's GIC and annuity account balances resulting from a hypothetical immediate 1 percentage point decrease in interest rates from levels prevailing at December 31, 1998, and the percent change in fair value the following estimated fair values would represent.

                                ESTIMATED FAIR VALUES RESULTING FROM AN
                         IMMEDIATE 1 PERCENTAGE POINT DECREASE IN INTEREST RATES

                                              Amount                   Percent
                                          (in millions)                Change
    GIC account balances                     $2,791.7                    1.5 %
    Annuity account balances                  1,565.5                    3.5

Estimated fair values were derived from the durations of the Company's GIC and annuity account balances. While these estimated fair values generally provide an indication of how sensitive the fair values of the Company's GIC and annuity account balances are to change in interest rates, they do not represent management's view of future market changes, and actual market results may differ from these estimates.

DERIVATIVE FINANCIAL INSTRUMENTS

The Company does not currently use derivative financial instruments for trading purposes. Combinations of options and futures contracts are sometimes used as hedges against changes in interest rate for certain investments, primarily outstanding mortgage loan commitments, mortgage loans, and mortgage-backed securities, and liabilities arising from interest-sensitive products. At December 31, 1998, options with a notional amount of $975.0 million were in a $0.5 million net unrealized loss position.

The Company uses interest rate swap contracts, swaptions (options to enter into interest rate swap contracts), caps, and floors to convert certain investments from a variable rate of interest to a fixed rate of interest and from a fixed rate to a variable rate of interest, and to convert a portion of its Senior Notes, Medium-Term Notes, Monthly Income Preferred Securities, and Trust Originated Preferred Securities from a fixed rate to a variable rate of interest. Swap contracts are also used to alter the effective durations of assets and liabilities. At December 31, 1998, interest rate swap contracts, swaptions, caps and floors with a notional amount of $973.1 million were in a $12.1 million net unrealized gain position, of which a cumulative amount of $3.2 million has been recognized in net income.

The following table sets forth the notional amount and net unrealized gains and losses of the Company's derivative financial instruments at December 31, 1998, and the estimated net unrealized gains and losses resulting from a hypothetical immediate plus and minus 1 percentage point change in interest rates from levels prevailing at December 31, 1998.






                                                                     NET UNREALIZED GAIN(LOSS)

                                                                                      RESULTING FROM AN
                                                                                   IMMEDIATE +/-1 PERCENTAGE
                                                                     AT                  POINT CHANGE
                                                     NOTIONAL    DECEMBER 31,          IN INTEREST RATES
                                                     AMOUNT         1998           +1%              -1%
                                                                       (in millions)
Options
   Puts                                                 $975.0       $ (0.5)       $  1.2         $  0.0
Fixed to floating
   Swaps                                                 415.3         (4.7)         (2.3)          (7.5)
   Swaptions                                              35.0          0.8          (0.8)          (1.0)
   Caps                                                   95.0          0.1          (0.2)           0.0
   Floors                                                 35.0         (0.6)         (0.2)          (1.4)
Floating to fixed
   Swaps                                                 392.8         16.5           2.9           30.9
                                                      --------       ------        ------          -----
                                                      $1,948.1        $11.6        $  0.6          $21.0
                                                      --------       ------        ------          -----

Estimated unrealized gains and losses were derived using pricing models specific to derivative financial instruments. While these estimated unrealized gains and losses generally provide an indication of how sensitive the Company's derivative financial instruments are to changes in interest rates, they do not represent management's view of future market changes, and actual market results may differ from these estimates.

The Company is exploring other uses of derivative financial instruments.

ASSET/LIABILITY MANAGEMENT

The Company believes certain product features and its asset/liability management programs and procedures provide significant protection for the Company against the effects of changes in interest rates. Additionally, the Company believes its asset/liability management programs and procedures provide sufficient liquidity to enable it to fulfill its obligation to pay benefits under its various insurance and deposit contracts.

The Company's asset/liability management programs and procedures involve the monitoring of asset and liability durations for various product lines; cash flow testing under various interest rate scenarios; and the continuous rebalancing of assets and liabilities with respect to duration, yield, risk, and cash flow characteristics. It is the Company's policy to generally maintain asset and liability durations within one-half year of one another, although, from time to time, a broader interval may be allowed. Withdrawals related to GICs were approximately $1.0 billion during 1998. Withdrawals related to GICs are estimated to be approximately $900 million in 1999. The Company's asset/liability management programs and procedures take into account GIC withdrawals. Accordingly, the Company does not expect GIC withdrawals to have an unusual effect on the future operations and liquidity of the Company.

The life insurance subsidiaries were committed at December 31, 1998, to fund mortgage loans in the amount of $715.9 million. The Company's subsidiaries held

$225.2 million in cash and short-term investments at December 31, 1998. Protective Life Corporation had an additional $0.5 million in cash and short-term investments available for general corporate purposes.

While the Company generally anticipates that the cash flow of its subsidiaries will be sufficient to meet their investment commitments and operating cash needs, the Company recognizes that investment commitments scheduled to be funded may, from time to time, exceed the funds then available. Therefore, the Company has arranged sources of credit for its insurance subsidiaries to use when needed. The Company expects that the rate received on its investments will equal or exceed its borrowing rate. Additionally, the Company may, from time to time, sell short-duration GICs to complement its cash management practices.

The Company has also used securitization transactions to increase its liquidity. In 1997, the Company sold approximately $445 million of its commercial mortgage loans in a securitization transaction. Proceeds from the sale consisted of cash of approximately $328 million, net of expenses, and securities issued in the securitization transaction of approximately $110 million.

In 1998, the Company sold approximately $146 million of its commercial mortgage loans in a securitization transaction. Proceeds from the sale consisted of cash of approximately $104 million, net of expenses, and securities issued in the securitization transaction of approximately $42 million.

CAPITAL

At December 31, 1998, Protective Life Corporation had $30.0 million of borrowings outstanding under its $70.0 million revolving line of credit and an additional $18.5 million of bank borrowings at a weighted interest rate of 5.6%. The increase in borrowing primarily relates to the acquisition of United Dental Care.

Protective Life Corporation's cash flow is dependent on cash dividends and payments on surplus notes from its subsidiaries, revenues from investment, data processing, legal and management services rendered to subsidiaries, and investment income. At December 31, 1998, approximately $274.6 million of consolidated share-owners' equity, excluding net unrealized investment gains and losses, represented net assets of the Company's insurance subsidiaries that cannot be transferred to Protective Life Corporation. In addition, the states in which the Company's insurance subsidiaries are domiciled impose certain restrictions on the insurance subsidiaries' ability to pay dividends to Protective Life Corporation.

The Company plans to retain substantial portions of the earnings of its insurance subsidiaries in those companies primarily to support their future growth. Protective Life Corporation's cash disbursements have, from time to time, exceeded its cash receipts, and these shortfalls have been funded through various external financings. Therefore, Protective Life Corporation may, from time to time, require additional external financing.

To give the Company flexibility in connection with future acquisitions and other growth opportunities, the Company has registered common stock under the Securities Act of

1933 on a delayed (or shelf) basis.

In connection with the acquisition of United Dental Care, the Company issued 2,660,165 shares of Company Common Stock.

During 1997, a special purpose finance subsidiary of the Company, PLC Capital Trust I issued $75 million of 8.25% Trust Originated Preferred Securities (TOPrS), guaranteed on a subordinated basis by the Company. The TOPrS are redeemable by PLC Capital Trust I at any time on or after April 29, 2002. Net proceeds of approximately $72.6 million were used to repay bank borrowings.

Also during 1997, another special purpose finance subsidiary, PLC Capital Trust II, issued $115 million of FELINE PRIDESSM which are comprised of a stock purchase contract and a beneficial ownership of 6.5% TOPrS. Under the stock purchase contract, on February 16, 2001, the holders will purchase shares of the Company's Common Stock from the Company. The holders may generally settle the contract in cash or by exercising their right to put, in effect, the 6.5% TOPrS back to the Company. The shares of Common Stock issuable range from approximately 3.5 million shares if the price of the Company's Common Stock is greater than or equal to $32.52 to approximately 4.3 million shares if the stock price is less than or equal to $26.66. The 6.5% TOPrS are guaranteed on a subordinated basis by the Company. Net proceeds of approximately $111 million were invested in the Company's insurance subsidiaries and used to repay bank borrowings.

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

OTHER DEVELOPMENTS

The NAIC has adopted the Codification of Statutory Accounting Principles (Codification). The Codification changes current statutory accounting rules in several areas. The Company has not estimated the potential effect the Codification will have on the statutory capital of the Company's insurance subsidiaries. The Codification has been proposed to become effective January 1, 2001.

The NAIC is considering a new reserving standard, commonly referred to as "Triple X" (i.e., roman numeral XXX), for universal life and level premium term-like insurance products. The Company is currently assessing the impact of Triple X on its products and what changes to the products might be necessary in response to Triple X.

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

The President's Fiscal Year 2000 Budget contains proposals that, if enacted, would adversely affect the life insurance industry. The first proposal would require insurers to include in taxable income over 10 years the balances accumulated in a tax memorandum account designated as Policyholders' Surplus. The Company's accumulation in this account at December 31, 1998 was approximately $70.5 million. A second proposal would require insurers to capitalize higher percentages of acquisition expenses for tax purposes, resulting in the earlier payment of tax. A third proposal would reduce the attractiveness of corporate-owned life insurance (or COLI) products.

Life insurance products are often used to fund estate tax obligations. Recently a report issued by the Congressional Joint Economic Committee recommended the elimination of the estate tax. If the estate tax were eliminated, the demand for certain life insurance products would be adversely affected.

Some insurers have recently lowered the premium rates for their level premium term and term-like products. The Company's Individual Life and West Coast Divisions are currently developing a response. Those Divisions' results, in part, depend upon their ability to maintain competitive level premium term and term-like products.

YEAR 2000 DISCLOSURE

Computer hardware and software often denote the year using two digits rather than four; for example, the year 1998 often is denoted by such hardware and software as "98."It is probable that such hardware and software will malfunction when calculations involving the year 2000 are attempted because the hardware and/or software will interpret "00" as representing the year 1900 rather than the year 2000. This "Year 2000" issue potentially affects all individuals and companies (including the Company, its customers, business partners, suppliers, banks, custodians and administrators). The problem is most prevalent in older mainframe systems, but personal computers and equipment containing computer chips could also be affected.

The Company began work on the Year 2000 problem in 1995. At that time, the Company identified and assessed the Company's critical mainframe systems, and prioritized the remediation efforts that were to follow. During 1998 all other hardware and software, including non-information technology (non-IT) related hardware and software, were included in the process. The Company's Year 2000 plan includes all subsidiaries.

The Company estimates that Year 2000 remediation is complete for most of its insurance administration and general administration systems. Of the general administration systems that are not yet remediated, the majority are new systems that were implemented during 1998 and are scheduled to be upgraded to the current release of the system during the second quarter of 1999. All remediated systems are currently in production. Personal computer network hardware and software have been reviewed, with upgrades implemented where necessary. A review of personal computer desktop software is in progress, but not complete. All Year 2000 personal computer preparations are expected to be completed by June 30, 1999. With respect to non-IT equipment and processes, the assessment and remediation is progressing on schedule and all known issues are expected to be remediated before December 31, 1999.

Two insurance administration systems identified as mission critical are not yet fully remediated. A personal computer database system that processes member information for one subsidiary is currently being remediated. This effort is on schedule and targeted to be complete by June 30, 1999. Also, another personal computer application, which processes policy information for one line of business, is being re-written and is currently in test. This system is targeted to be in production by April 30, 1999.

Future date tests are used to verify a system's ability to process transactions dated up to and beyond January 1, 2000. Future date tests are complete or in-progress for the majority of the Company's mission-critical systems. A large portion of the testing is conducted by a contract programming staff dedicated full time to Year 2000 preparations. These resources have been part of the Company's Year 2000 project since 1995.

Integrated tests involve multiple system testing and are used to verify the Year 2000 readiness of interfaces and connectivity across multiple systems. The Company is using its mainframe computer to simulate a Year 2000 production environment and to facilitate integrated testing. Integrated testing will continue throughout 1999.

Business partners and suppliers that provide products or services critical to the Company's operations are being reviewed and in some cases their Year 2000 preparations are being monitored by the Company. To date, no partners or suppliers have reported that they expect to be unable to continue supplying products and services after January 1, 2000. Initial reviews are targeted to be completed in the first quarter of 1999. Monitoring and testing of critical partners and suppliers will continue throughout 1999. Formal contingency planning will begin in March 1999 and continue throughout the year. These plans will augment the Company's existing disaster recovery plans.

The Company cannot specifically identify all of the costs to develop and implement its Year 2000 plan. The cost of new systems to replace non-compliant systems have been capitalized in the ordinary course of business. Other costs have been expensed as incurred. Through December 31, 1998, costs that have been specifically identified as relating to the Year 2000 problem total $3.9 million, with an additional $1.3 million estimated to be required to support continued testing activity. The Company's Year 2000 efforts have not adversely affected its normal procurement and development of information technology.

Although the Company believes that a process is in place to successfully address Year 2000 issues, there can be no assurances that the Company's efforts will be successful, that interactions with other service providers with Year 2000 issues will not impair the Company's operations, or that the Year 2000 issue will not otherwise adversely affect the Company.

Should some of the Company's systems not be available due to Year 2000 problems, in a reasonably likely worst case scenario, the Company may experience significant delays in its ability to perform certain functions, but does not expect to be unable to perform critical functions or to otherwise conduct business.

IMPACT OF INFLATION

Inflation increases the need for life insurance. Many policyholders who once had adequate insurance programs may increase their life insurance coverage to provide the same relative financial benefits and protection.

The higher interest rates that have traditionally accompanied inflation may also affect the Company's investment operation. Policy loans increase as policy loan interest rates become relatively more attractive. As interest rates increase, disintermediation of GIC and annuity deposits and individual life policy cash values may increase. In addition, the market value of the Company's fixed-rate, long-term investments may decrease, the Company may be unable to implement fully the interest rate reset and call provisions of its mortgage loans and the Company's ability to make attractive mortgage loans, including participating mortgage loans, may decrease. The difference between the interest rate earned on investments and the interest rate credited to life insurance and investment products may also be adversely affected by rising interest rates.

Inflation also increases the level of claims of the Company's health insurance products.


CONSOLIDATED STATEMENTS OF INCOME

                                              Year Ended December 31

(Dollars in thousands except per share amounts)                     1998             1997            1996

Revenues
Premiums and policy fees                                        $1,122,010      $    856,549      $  802,327
Reinsurance ceded                                                 (459,215)         (334,214)       (308,174)
-------------------------------------------------------------------------------------------------------------
     Net of reinsurance ceded                                      662,795           522,335         494,153
Net investment income                                              636,396           591,376         517,483
Realized investment gains                                            3,121               830           5,510
Other income                                                        64,103            32,784          20,857
-------------------------------------------------------------------------------------------------------------
     Total revenues                                              1,366,415         1,147,325       1,038,003
-------------------------------------------------------------------------------------------------------------

Benefits and expenses
Benefits and settlement expenses (net of reinsurance ceded:
     1998 - $330,494; 1997 - $180,605; 1996 - $215,424)            785,765           683,108         645,040
Amortization of deferred policy acquisition costs                  111,188           107,227          91,030
Other operating expenses (net of reinsurance ceded:
     1998 - $166,375; 1997 - $90,045; 1996 - $81,839)              248,738           177,617         162,192
------------------------------------------------------------------------------------------------------------
     Total benefits and expenses                                 1,145,691           967,952         898,262
------------------------------------------------------------------------------------------------------------
Income before income tax                                           220,724           179,373         139,741
------------------------------------------------------------------------------------------------------------

Income tax expense
Current                                                             48,807            78,799          47,522
Deferred                                                            29,038           (17,812)            (10)
------------------------------------------------------------------------------------------------------------
     Total income tax expense                                       77,845            60,987          47,512
------------------------------------------------------------------------------------------------------------

Income before minority interest                                    142,879           118,386          92,229
Minority interest in income of consolidated subsidiaries            12,098             6,393           3,217
------------------------------------------------------------------------------------------------------------
Net income                                                      $  130,781         $ 111,993      $   89,012
============================================================================================================

Net income per share - basic                                    $     2.06         $    1.79      $     1.47
Net income per share - diluted                                  $     2.04         $    1.78      $     1.46
------------------------------------------------------------------------------------------------------------

Cash dividends paid per share                                   $      .43         $     .39      $      .35
------------------------------------------------------------------------------------------------------------


See Notes to Consolidated Financial Statements.


CONSOLIDATED BALANCE SHEETS

                                   December 31
(Dollars in thousands)                                                              1998              1997
Assets
Investments:
     Fixed maturities, at market (amortized cost: 1998 - $6,329,899;
        1997 - $6,2$7,947)                                                       $6,437,756        $6,374,328
     Equity securities, at market (cost: 1998 - $15,151; 1997 - $24,983)             12,258            15,006
     Mortgage loans                                                               1,622,903         1,312,778
     Investment real estate, net of accumulated depreciation (1998 - $782;
        1997 - $671)                                                                 14,868            13,602
     Policy loans                                                                   232,670           194,109
     Other long-term investments                                                     69,906            63,511
     Short-term investments                                                         216,249            76,086
-------------------------------------------------------------------------------------------------------------
     Total investments                                                            8,606,610         8,049,420
Cash                                                                                  9,486            47,502
Accrued investment income                                                           102,359            95,616
Accounts and premiums receivable, net of allowance for uncollectible amounts
     (1998 - $4,304; 1997 - $5,292)                                                  40,794            47,784
Reinsurance receivables                                                             756,370           591,613
Deferred policy acquisition costs                                                   841,425           632,737
Goodwill, net                                                                       202,615            43,428
Property and equipment, net                                                          50,585            36,957
Other assets                                                                         76,211            35,113
Assets related to separate accounts
     Variable annuity                                                             1,285,952           924,406
     Variable universal life                                                         13,606             3,634
     Other                                                                            3,482             3,425
--------------------------------------------------------------------------------------------------------------
                                                                                $11,989,495       $10,511,635
==============================================================================================================

See Notes to Consolidated Financial Statements.


CONSOLIDATED BALANCE SHEETS

                                   December 31
(Dollars in thousands)                                                              1998            1997
Liabilities
Policy liabilities and accruals
     Future policy benefits and claims                                          $ 4,142,780       $ 3,324,294
     Unearned premiums                                                              391,681           400,857
     Total policy liabilities and accruals                                        4,534,461         3,725,151
Guaranteed investment contract account balances                                   2,691,697         2,684,676
Annuity account balances                                                          1,519,820         1,511,553
Other policyholders' funds                                                          222,704           183,233
Other liabilities                                                                   327,108           306,241
Accrued income taxes                                                                (15,200)            4,907
Deferred income taxes                                                                44,636            41,212
Short-term debt                                                                      19,749
Long-term debt                                                                      152,286           120,000
Liabilities related to separate accounts
     Variable annuity                                                             1,285,952           924,406
     Variable universal life                                                         13,606             3,634
     Other                                                                            3,482             3,425
--------------------------------------------------------------------------------------------------------------
       Total liabilities                                                         10,800,301         9,508,438
--------------------------------------------------------------------------------------------------------------
Commitments and contingent liabilities
- Note F
--------------------------------------------------------------------------------------------------------------
Guaranteed Preferred Beneficial Interests in Company's Subordinated Debentures
9% Cumulative Monthly Income Preferred Securities, Series A                          55,000            55,000
8.25% Trust Originated Preferred Securities                                          75,000            75,000
6.5% FELINEPRIDES                                                                   115,000           115,000
-------------------------------------------------------------------------------------------------------------
       Total guaranteed preferred beneficial interests                              245,000           245,000
-------------------------------------------------------------------------------------------------------------
Share-owners' equity
Preferred Stock, $1 par value
     Shares authorized:  3,600,000
     Issued: none
Junior Participating Cumulative
     Preferred Stock, $1 par value
     Shares authorized: 400,000
     Issued: none
Common Stock, $.50 par value                                                         34,667            33,336
     Shares authorized: 1998 - 160,000,000; 1997 - 80,000,000
     Issued: 1998 - 69,333,117; 1997 - 66,672,924
Additional paid-in capital                                                          254,705           167,923
Treasury stock, at cost (1998 - 4,898,100 shares; 1997 - 5,030,640 shares)          (13,140)          (13,455)
Unallocated stock in Employee Stock Ownership Plan (1998 - 1,291,194 shares;
     1997 - 1,386,244 shares)                                                        (4,277)           (4,592)
Retained earnings                                                                   617,182           513,258
Accumulated other comprehensive income
     Net unrealized gains on investment (net of income tax:  1998 - $29,646;
         1997 - $33,238)                                                             55,057            61,727
--------------------------------------------------------------------------------------------------------------
       Total share-owners' equity                                                   944,194           758,197
--------------------------------------------------------------------------------------------------------------
                                                                                $11,989,495       $10,511,635
==============================================================================================================


CONSOLIDATED STATEMENTS OF SHARE-OWNERS' EQUITY


                                                    Additional             Unallocated              Net Unrealized      Total
(Dollars in thousands                    Common       Paid-In   Treasury    Stock in    Retained    Gains (Losses)   Share-Owners'
except per share amounts)                 Stock       Capital     Stock       ESOP      Earnings    on Investments     Equity
-----------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1995              $ 31,336   $ 96,371     $(12,008)   $(5,259)   $358,254     $57,863         $526,557
                                                                                                                   ----------
  Net income for 1996                                                                    89,012                       89,012
  Decrease in net unrealized
    gains on investments
    (net of income tax  - $(25,628)                                                                 (47,593)         (47,593)
  Reclassification adjustment for
    amounts included in net income
    (net of income tax  - $(1,928))                                                                  (3,582)          (3,582)
                                                                                                                    ---------
  Comprehensive income for 1996                                                                                       37,837
                                                                                                                    ---------
  Cash dividends                                                                        (20,888)                     (20,888)
  Issuance of common stock                 2,000     69,546                              (1,000)                      70,546
  Reissuance of treasury stock                          220           41                                                 261
  Reissuance of treasury stock
    to ESOP                                             576           93       (669)                                       0
  Allocation of stock to employee
    accounts                                                                  1,003                                    1,003
-----------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1996                33,336    166,713      (11,874)    (4,925)    425,378       6,688          615,316
                                                                                                                    ---------
  Net income for 1997                                                                   111,993                      111,993
  Increase in net unrealized
    gains on investments
    (net of income tax  - $29,927)                                                                   55,579           55,579
  Reclassification adjustment for
    amounts included in net income
    (net of income tax  - $(290))                                                                      (540)            (540)
                                                                                                                    ---------
  Comprehensive income for 1997                                                                                      167,032
                                                                                                                    ---------
  Cash dividends                                                                        (24,113)                     (24,113)
  Purchase of treasury stock                                      (1,839)                                             (1,839)
  Reissuance of treasury stock                        1,135          248                                               1,383
  Reissuance of treasury stock
    to ESOP                                              75           10        (85)                                       0
  Allocation of stock to employee
    accounts                                                                    418                                      418
-----------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1997               33,336     167,923      (13,455)    (4,592)    513,258      61,727          758,197
                                                                                                                    ---------
  Net income for 1998                                                                   130,781                      130,781
  Decrease in net unrealized
    gains on investments
    (net of income tax  - $(2,499))                                                                  (4,641)          (4,641)
  Reclassification adjustment for
    amounts included in net income
    (net of income tax  - $(1,092))                                                                  (2,029)          (2,029)
                                                                                                                    ---------
  Comprehensive income for 1998                                                                                      124,111
                                                                                                                    ---------
  Cash dividends                                                                        (26,857)                     (26,857)
  Issuance of common stock               1,331       83,795                                                           85,126
  Reissuance of treasury stock                        2,797          300                                               3,097
  Reissuance of treasury stock
    to ESOP                                             190           15       (205)                                       0
  Allocation of stock to employee
    accounts                                                                    520                                      520
-----------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1998            $ 34,667     $254,705     $(13,140)   $(4,277)   $617,182     $55,057         $944,194
- Note G
=============================================================================================================================

See Notes to Consolidated Financial Statements.


CONSOLIDATED STATEMENTS OF CASH FLOWS

                             Year Ended December 31

(Dollars in thousands)                                                     1998             1997                1996
=======================================================================================================================
Cash flows from operating activities
Net income                                                              $  130,781       $  111,993          $   89,012
Adjustments to reconcile net income to net cash provided by operating activities:
     Amortization of deferred policy acquisition costs                     111,188          107,227              91,030
     Capitalization of deferred policy acquisition costs                  (215,359)        (135,211)            (77,078)
     Depreciation expense                                                    7,251            5,441               7,484
     Deferred income taxes                                                   5,671          (26,270)              8,458
     Accrued income taxes                                                  (20,107)           4,783             (14,603)
     Amortization of goodwill                                                2,778            1,410                 957
     Interest credited to universal life and investment products           352,721          299,004             280,377
     Policy fees assessed on universal life and investment products       (139,689)        (131,582)           (116,401)
     Change in accrued investment income and other receivables            (152,672)        (161,727)            (74,116)
     Change in policy liabilities and other policyholders' funds of traditional
        life and health products                                           317,292          279,522             134,441
     Change in other liabilities                                               (90)          72,778              17,301
     Other, net                                                            (24,000)         (18,903)            (16,656)
------------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                                  375,765          408,465             330,206
------------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities
Maturities and principal reductions of investments:
     Investments available for sale                                     10,663,499        6,478,663           1,377,723
     Other                                                                 198,559          324,242             168,898
Sale of investments:
     Investments available for sale                                      1,082,765        1,110,058           1,591,669
     Other                                                                 155,906          695,270             568,218
Cost of investments acquired:
     Investments available for sale                                    (11,854,401)      (8,465,132)         (3,903,403)
     Other                                                                (662,350)        (718,335)           (400,322)
Acquisitions and bulk reinsurance assumptions                              (76,896)        (171,560)            264,126
Purchase of property and equipment                                          (7,878)          (6,525)             (7,848)
Sale of property and equipment                                                                2,681                 856
------------------------------------------------------------------------------------------------------------------------
Net cash used in investing activities                                     (500,796)        (750,638)           (340,083)
------------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities
Borrowings under line of credit arrangements and long-term debt          2,029,049        1,339,438           1,107,372
Principal payments on line of credit arrangements and long-term debt    (1,977,014)      (1,400,438)         (1,042,372)
Issuance of guaranteed preferred beneficial interests                                       190,000
Purchase of treasury stock                                                                   (1,839)
Dividends to share owners                                                  (26,857)         (24,113)            (20,888)
Issuance of common stock                                                    85,126                               70,546
Investment product deposits and change in universal life deposits        1,014,135          910,659             949,122
Investment product withdrawals                                          (1,037,424)        (745,083)           (944,244)
------------------------------------------------------------------------------------------------------------------------
Net cash provided by financing activities                                   87,015          268,624             119,536
------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in cash                                                (38,016)         (73,549)            109,659
Cash at beginning of year                                                   47,502          121,051              11,392
------------------------------------------------------------------------------------------------------------------------
Cash at end of year                                                     $    9,486       $   47,502          $  121,051
========================================================================================================================
Supplemental disclosures of cash flow information
Cash paid during the year:
     Interest on debt                                                   $   15,923       $   12,588          $   11,024
     Income taxes                                                       $   62,588       $   71,535          $   47,741
========================================================================================================================
Supplemental schedule of noncash investing and financing activities
Reissuance of treasury stock to ESOP                                    $      205       $       85          $      669
Unallocated stock in ESOP                                               $      315       $      333          $      334
Reissuance of treasury stock                                            $    3,097       $    1,383          $      261
Acquisitions and related reinsurance transactions:
     Assets acquired                                                    $  446,570       $1,115,171          $  296,935
     Liabilities assumed                                                  (380,630)        (902,357)           (364,862)
     Issuance of common stock                                              (85,126)
     Reissuance of treasury stock                                           (3,005)
------------------------------------------------------------------------------------------------------------------------
Net                                                                     $  (22,191)      $  212,814          $  (67,927)
========================================================================================================================

See Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A. SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The accompanying consolidated financial statements of Protective Life Corporation and subsidiaries (the Company) are prepared on the basis of generally accepted accounting principles. Such accounting principles differ from statutory reporting practices used by insurance companies in reporting to state regulatory authorities. (See also Note J.)

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make various estimates that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities, as well as the reported amounts of revenues and expenses.

ENTITIES INCLUDED

The consolidated financial statements include the accounts, after intercompany eliminations, of Protective Life Corporation and its wholly owned subsidiaries. Additionally, the financial statements include the accounts of majority-owned subsidiaries. The ownership interest of the other share owners of these subsidiaries is reported as a liability of the Company and as an adjustment to income. (See also Note D.)

NATURE OF OPERATIONS

Protective  Life  Corporation is a holding  company whose  subsidiaries  provide financial services through the production, distribution, and administration of insurance and investment products. The Company markets individual life insurance, indemnity and prepaid dental products, credit life and disability insurance, guaranteed investment contracts, guaranteed funding agreements, and fixed and variable annuities throughout the United States. The Company also maintains a separate division devoted exclusively to the acquisition of insurance policies from other companies, and participates in a joint venture which owns a life insurance company in Hong Kong. Founded in 1907, Protective Life Insurance Company (Protective Life) is the Company's principal operating subsidiary.

The operating results of companies in the insurance industry have historically been subject to significant fluctuations due to competition, economic conditions, interest rates, investment performance, maintenance of insurance ratings, and other factors.

RECENTLY ISSUED ACCOUNTING STANDARDS

In 1997, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities;" SFAS No. 128,"Earnings per Share;" SFAS No.130, "Reporting Comprehensive Income;" and SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information."

In 1998, the Company adopted SFAS No. 132, "Employers' Disclosures About Pensions and Other Postretirement Benefits."

The adoption of these accounting standards did not have a material effect on the Company's financial statements.
Investments

The Company has classified all of its investments in fixed maturities, equity securities, and short-term investments as "available for sale." Investments are reported on the following bases less allowances for uncollectible amounts on investments, if applicable: o Fixed maturities (bonds and redeemable preferred stocks) - at current market value. o Equity securities (common and nonredeemable preferred stocks) - at current market value. o Mortgage loans - at unpaid balances, adjusted for loan origination costs, net of fees, and amortization of premium or discount. o Investment real estate - at cost, less allowances for depreciation computed on the straight-line method. With respect to real estate acquired through foreclosure, cost is the lesser of the loan balance plus foreclosure costs or appraised value. o Policy loans - at unpaid balances. o Other long-term investments - at a variety of methods similar to those listed above, as deemed appropriate for the specific investment. o Short-term investments - at cost, which approximates current market value.

Substantially all short-term investments have maturities of three months or less at the time of acquisition and include approximately $0.9 million in bank deposits voluntarily restricted as to withdrawal.

As prescribed by SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," certain investments are recorded at their market values with the resulting unrealized gains and losses reduced by a related adjustment to deferred policy acquisition costs, net of income tax, reported as a component ofshare-owners' equity. The market values of fixed maturities increase or decrease as interest rates fall or rise. Therefore, although the adoption of SFAS No. 115 does not affect the Company 's operations, its reported share-owners' equity will fluctuate significantly as interest rates change.

The Company's balance sheets at December 31, prepared on the basis of reporting investments at amortized cost rather than at market values, are as follows:

                                                      1998               1997

Total investments                           $       8,501,646  $      7,933,017
Deferred policy acquisition costs                     857,948           654,175
All other assets                                    2,545,197         1,829,478
                                                   ----------        ----------
                                            $      11,904,791  $     10,416,670
                                                   ==========        ==========
Deferred income taxes                       $          12,798  $          7,974
All other liabilities                              10,757,856         9,467,226
                                                   ----------        ----------
                                                   10,770,654         9,475,200
                                                   ----------        ----------
Guaranteed preferred beneficial
   interests in Company's subordinated
   debentures                                         245,000           245,000
                                                   ----------        ----------
Share-owners' equity                                  889,137           696,470
                                                   ----------        ----------
                                            $      11,904,791  $     10,416,670
                                                   ==========        ==========
Realized gains and losses on sales of investments are recognized in net income using the specific identification basis.

DERIVATIVE FINANCIAL INSTRUMENTS

The Company does not currently use derivative financial instruments for trading purposes. Combinations of options and futures contracts are sometimes used as hedges against changes in interest rates for certain investments, primarily outstanding mortgage loan commitments, mortgage loans, and mortgage-backed securities, and liabilities arising from interest-sensitive products. Realized investment gains and losses on such contracts are deferred and amortized over the life of the hedged asset. No realized investment gains or losses were deferred in 1998. Net realized gains of $1.5 million were deferred in 1997. At December 31, 1998 and 1997, options and open futures contracts with notional amounts of $975.0 million and $925.0 million, respectively, had net unrealized losses of $0.5 million and $0.4 million, respectively.

The Company uses interest rate swap contracts, swaptions (options to enter into interest rate swap contracts), caps, and floors to convert certain investments from a variable to a fixed rate of interest and from a fixed rate to a variable rate of interest, and to convert a portion of its Senior Notes, Medium-Term Notes, Monthly Income Preferred Securities, and Trust Originated Preferred Securities from a fixed rate to a variable rate of interest. Swap contracts are also used to alter the effective durations of assets and liabilities. Amounts paid or received related to the initiation of interest rate swap contracts, swaptions, caps, and floors are deferred and amortized over the life of the related financial instrument, and subsequent periodic settlements are recorded in investment income or interest expense. No amounts were paid or received related to the initiation of interest rate swap contracts, swaptions, caps, and floors in 1998. Amounts paid and received were $0.5 million and $1.0 million, respectively, in 1997. Proceeds from the sale of swaptions were $1.6 million in 1996. At December 31, 1998, interest rate swap contracts, swaptions, caps, and floors with a notional amount of $973.1 million were in a $12.1 million net unrealized gain position of which a cumulative amount of $3.2 million has been recognized in net income. At December 31, 1997, contracts with a notional amount of $952.7 million were in a $3.5 million net unrealized gain position.

The  Company's   derivative   financial   instruments   are  with  highly  rated
counterparties.

CASH

Cash includes all demand deposits reduced by the amount of outstanding checks and drafts.

DEFERRED POLICY ACQUISITION COSTS

Commissions and other costs of acquiring traditional life and health insurance, universal life insurance, and investment products that vary with and are primarily related to the production of new business have been deferred. Traditional life and health insurance acquisition costs are being amortized over the premium-payment period of the related policies in proportion to the ratio of annual premium income to total anticipated premium income. Acquisition costs for universal life and investment products are amortized over the lives of the policies in relation to the present value of estimated gross profits before amortization. Under SFAS No. 97, "Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments," the Company makes certain assumptions regarding the mortality, persistency, expenses, and interest rates it expects to experience in future periods. These assumptions are to be best estimates and are to be periodically updated whenever actual experience and/or expectations for the future change from that assumed. Additionally, relating to SFAS No. 115, these costs have been adjusted by an amount equal to the amortization that would have been recorded if unrealized gains or losses on investments associated with the Company's universal life and investment products had been realized.

The cost to acquire blocks of insurance representing the present value of future profits from such blocks of insurance is also included in deferred policy acquisition costs. The Company amortizes the present value of future profits over the premium payment period, including accrued interest of up to approximately 8%. The unamortized present value of future profits for all acquisitions was approximately $370.3 million and $274.9 million at December 31, 1998 and 1997, respectively. During 1998, $132.5 million of present value of future profits on acquisitions made during the year was capitalized, and $37.1 million was amortized. During 1997, $136.2 million of present value of future profits on acquisitions made during the year was capitalized, and $28.9 million was amortized.

GOODWILL

The Company has recorded goodwill in connection with its acquisitions of various small prepaid dental plans and United Dental Care, Inc. Most of the goodwill is being amortized straight-line over 40 years. Goodwill at December 31 is as follows:

                                                    1998                  1997

Goodwill                                      $    208,435          $    46,470
Accumulated amortization                             5,820                3,042
                                                  --------              -------
                                              $    202,615          $    43,428
                                                  ========              =======

The Company periodically evaluates the recoverability of its goodwill by comparing expected future cash flows to the amount of unamortized goodwill. In addition, if facts and circumstances were to indicate the unamortized goodwill is impaired, the goodwill would be reduced to an amount representing the present value of applicable estimated future cash flows.

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

Property and equipment consisted of the following at December 31:

                                                   1998                  1997

Home Office building                         $    37,959           $    37,459
Data processing equipment                         31,503                25,465
Other, principally furniture
and equipment                                     36,592                23,039
                                                 -------               -------
                                                 106,054                85,963
Accumulated depreciation                          55,469                49,006
                                                 -------               -------
                                             $    50,585           $    36,957
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

REVENUES AND BENEFITS EXPENSE

o Traditional Life and Health Insurance Products. Traditional life insurance products consist principally of those products with fixed and guaranteed premiums and benefits and include whole life insurance policies, term and term-like life insurance policies, limited payment life insurance policies, and certain annuities with life contingencies. Life insurance and immediate annuity premiums are recognized as revenue when due. Health insurance premiums are recognized as revenue over the terms of the policies. Benefits and expenses are associated with earned premiums so that profits are recognized over the life of the contracts. This is accomplished by means of the provision for liabilities for future policy benefits and the amortization of deferred policy acquisition costs.

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

Activity in the liability for unpaid claims is summarized as follows:



                                                        1998                1997                 1996
Balance beginning of year                         $    106,121        $    108,159            $  73,642
   Less reinsurance                                     18,673               6,423                3,330
Net balance beginning                                  -------             -------               ------
   of year                                              87,448             101,736               70,312

Incurred related to:
Current year                                           317,447             258,322              275,524
Prior year                                             (11,211)            (14,540)              (2,417)
                                                       -------             -------              -------
Total incurred                                         306,236             243,782              273,107

Paid related to:
Current year                                           261,837             203,381              197,163
Prior year                                              62,679              58,104               57,812
                                                       -------             -------              -------
Total paid                                             324,516             261,485              254,975

Other changes:
Acquisitions and reserve
   transfers                                             4,779               3,415               13,292
                                                        ------             -------              -------
Net balance end of year                                 73,947              87,448              101,736
Plus reinsurance                                        20,019              18,673                6,423
                                                        ------             -------              -------
Balance end of year                               $     93,966        $    106,121        $     108,159
                                                        ======             =======              =======

o Universal Life and Investment Products.o Universal life and investment products include universal life insurance, guaranteed investment contracts, deferred annuities, and annuities without life contingencies. Revenues for universal life and investment products consist of policy fees that have been assessed against policy account balances for the costs of insurance, policy administration, and surrenders. Benefit reserves for universal life and investment products represent policy account balances before applicable surrender charges plus certain deferred policy initiation fees that are recognized in income over the term of the policies. Policy benefits and claims that are charged to expense include benefit claims incurred in the period in excess of related policy account balances and interest credited to policy account balances. Interest rates credited to universal life and investment products ranged from 3.4% to 9.4% in 1998.

The Company's accounting policies with respect to variable universal life and variable annuities are identical except that policy account balances (excluding account balances that earn a fixed rate) are valued at market and reported as components of assets and liabilities related to separate accounts.

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

NET INCOME PER SHARE

All references to number of shares and per share amounts have been restated to reflect a two-for-one stock split on April 1, 1998.

Net income per share - basic is net income divided by the average number of shares of Common Stock outstanding including shares that are issuable under various deferred compensation plans.

Net income per share - diluted is adjusted net income divided by the average number of shares outstanding including all diluted potentially issuable shares that are issuable under various stock-based compensation plans and stock purchase contracts.

A reconciliation of net income and adjusted net income, and basic and diluted average shares outstanding for the years ended December 31 is summarized as follows:

                                         RECONCILIATION OF NET INCOME AND
                                            AVERAGE SHARES OUTSTANDING

                                                      1998                1997                 1996

Net income                                        $     130,781       $     111,993       $       89,012
Dividends on
   FELINE PRIDES                                          -- (1)                --(1)
                                                    -----------          ----------           ----------
Adjusted net income                               $     130,781       $     111,993       $       89,012

Average shares issued
and outstanding                                      62,553,803          61,623,692           59,946,030
Issuable under
   various deferred
   compensation plans                                   967,784             805,558              624,752
                                                     ----------          ----------           ----------
Average shares
   outstanding - basic                               63,521,587          62,429,250           60,570,782
Stock appreciation rights                               167,981              33,552
Issuable under various
   other stock-based
   compensation plans                                   398,176             386,816              398,882
FELINEPRIDES stock
   purchase contracts                                      --(1)              --(1)
                                                     ----------           ---------            ----------
Average shares
   outstanding - diluted                             64,087,744          62,849,618           60,969,664
                                                     ==========           =========           ==========

(1) Excluded because the effect is anti-dilutive.

RECLASSIFICATIONS

Certain reclassifications have been made in the previously reported financial statements and accompanying notes to make the prior year amounts comparable to those of the current year. Such reclassifications had no effect on previously reported net income, total assets, or share-owners' equity.

NOTE B. INVESTMENT OPERATIONS

Major categories of net investment income for the years ended December 31 are summarized as follows:

                                                      1998                1997                 1996
Fixed maturities                                  $    474,200        $    402,664        $     313,096
Equity securities                                        2,832               2,841                2,124
Mortgage loans                                         158,461             161,605              153,463
Investment real estate                                   1,274               2,057                1,954
Policy loans                                            12,345              11,370               10,377
Other, principally
   short-term
   investments                                          15,123              25,976               50,679
                                                      --------             -------             --------
                                                       664,235             606,513              531,693
Investment expenses                                     27,839              15,137               14,210
                                                      --------             -------              -------
                                                  $    636,396        $    591,376        $     517,483
                                                      ========             =======              =======

Realized investment gains (losses) for the years ended December 31 are summarized as follows:

                                                         1998                1997                 1996

Fixed maturities                                  $      4,374        $     (8,354)       $      (7,101)
Equity securities                                       (4,465)              5,975                1,733
Mortgage loans and
   other investments                                     3,212               3,209               10,878
                                                       -------               -----               ------
                                                  $      3,121        $        830        $       5,510
                                                       =======               =====               ======


The Company recognizes permanent impairments through changes to an allowance for uncollectible amounts on investments. The allowance totaled $24.8 million and $23.7 million at December 31, 1998 and 1997, respectively. Additions and reductions to the allowance are included in realized investment gains (losses). Without such additions reductions, the Company had net realized investment gains of $4.2 million in 1998, net realized investment losses of $7.1 million in 1997, and net realized investment gains of $3.7 million in 1996.

In 1998, gross gains on the sale of investments available for sale (fixed maturities, equity securities, and short-term investments) were $33.3 million, and gross losses were $32.5 million.  In 1997,  gross gains were $21.3 million,  and gross losses were $23.5 million. In 1996, gross gains were $6.9 million, and gross losses were $11.8 million.

The amortized cost and estimated market values of the Company's investments classified as available for sale at December 31 are as follows:

                                                               GROSS              GROSS             ESTIMATED
                                        AMORTIZED           UNREALIZED         UNREALIZED            MARKET
1998                                      COST                 GAINS             LOSSES              VALUES
Fixed maturities:
   Bonds:
      Mortgage-backed
       securities                    $     2,581,561        $     41,626        $     33,939   $     2,589,248
      United States Govern-
       ment and authorities                   72,697               2,812                   0            75,509
     States, municipalities,
       and political
       subdivisions                           29,521               1,131                   0            30,652
     Public utilities                        533,082              15,066                   0           548,148
     Convertibles and
       bonds with warrants                       694                   0                 179               515
     All other corporate
       bonds                               3,106,407             104,421              23,189         3,187,639
   Redeemable preferred
      stocks                                   5,937                 108                   0             6,045
                                        ------------             -------             -------        ----------
                                           6,329,899             165,164              57,307         6,437,756
Equity securities                             15,151                 456               3,349            12,258
Short-term investments                       216,249                   0                   0           216,249
                                        ------------             -------             -------        ----------

                                     $     6,561,299        $    165,620        $     60,656   $     6,666,263
                                        ============             =======             =======        ==========


                                                               GROSS              GROSS             ESTIMATED
                                        AMORTIZED           UNREALIZED         UNREALIZED            MARKET
1997                                      COST                 GAINS             LOSSES              VALUES
Fixed maturities:
   Bonds:
     Mortgage-backed
       securities                    $     2,982,276        $     54,103        $     16,589   $     3,019,790
     United States Govern-
       ment and authorities                  160,484               1,366                   0           161,850
     States, municipalities,
       and political
       subdivisions                           31,621                 532                   0            32,153
     Public utilities                        481,681               7,241                   0           488,922
     Convertibles and
       bonds with warrants                       694                   0                 168               526
     All other corporate
       bonds                               2,585,250              80,903               1,007         2,665,146
   Redeemable preferred
      stocks                                   5,941                   0                   0             5,941
                                           ---------             -------             -------        ----------
                                           6,247,947             144,145              17,764         6,374,328
Equity securities                             24,983                 300              10,277            15,006
Short-term investments                        76,086                   0                   0            76,086
                                           ---------             -------             -------        ----------
                                     $     6,349,016        $    144,445        $     28,041   $     6,465,420
                                           =========             =======             =======        ==========

The amortized cost and estimated market values of fixed maturities at December 31, by expected maturity, are shown as follows. Expected maturities are derived from rates of prepayment that may differ from actual rates of prepayment.

                                                                    ESTIMATED
                                         AMORTIZED                    MARKET
1998                                       COST                       VALUES

Due in one year or less            $       705,859                   $709,686
Due after one year
  through five years                     3,255,973                  3,325,078
Due after five years
  through ten years                      1,677,680                  1,728,075
Due after ten years                        690,387                    674,917
                                        ----------                 ----------
                                   $     6,329,899                 $6,437,756
                                        ==========                 ==========



                                                                    ESTIMATED
                                         AMORTIZED                    MARKET
1997                                       COST                       VALUES

Due in one year or less           $       456,257                   $461,000
Due after one year
  through five years                    2,774,823                  2,815,586
Due after five years
  through ten years                     2,403,990                  2,466,223
Due after ten years                       612,877                    631,519
                                        ---------                -----------
                                  $     6,247,947              $   6,374,328
                                        =========                ===========

The  approximate  percentage   distribution  of  the  Company's  fixed  maturity
investments by quality rating at December 31 is as follows:

RATING                                     1998                         1997

AAA                                        34.2%                        41.0%
AA                                          6.2                          4.8
A                                          29.3                         28.9
BBB                                        26.3                         21.8
BB or less                                  3.9                          3.4
Redeemable preferred stocks                 0.1                          0.1
                                          -----                         -----
                                          100.0%                       100.0%
                                          =====                        ======

At December 31, 1998 and 1997, the Company had bonds which were rated less than investment grade of $248.9 million and $221.2 million, respectively, having an amortized cost of $278.0 million and $219.6 million, respectively. At December 31, 1998, approximately $83.5 million of the bonds rated less than investment grade were securities issued in Company-sponsored commercial mortgage loan securitizations. Approximately $843.9 million of bonds are not publicly traded.

The change in unrealized gains (losses), net of income tax, on fixed maturity and equity securities for the years ended December 31 is summarized as follows:

                                  1998                1997               1996

Fixed maturities               $(12,041)           $ 72,741           $ (56,897)
Equity securities                 4,605              (8,813)                207

At December 31, 1998, all of the Company's mortgage loans were commercial loans of which 75% were retail, 10% were apartments, 8% were warehouses, and 6% were office buildings. The Company specializes in making mortgage loans on either credit-oriented or credit-anchored commercial properties, most of which are strip shopping centers in smaller towns and cities. No single tenant's leased space represents more than 5% of mortgage loans. Approximately 82% of the mortgage loans are on properties located in the following states listed in decreasing order of significance: Georgia, Florida, Texas, North Carolina, Tennessee, Virginia, Alabama, South Carolina, Kentucky, Ohio, Maryland, California, Mississippi, and Washington.

Many of the mortgage loans have call provisions between 3 and 10 years. Assuming the loans are called at their next call dates, approximately $48.1 million would become due in 1999, $348.9 million in 2000 to 2003, and $209.1 million in 2004 to 2008.

At December 31, 1998, the average mortgage loan was $2.0 million, and the weighted average interest rate was 8.3%. The largest single mortgage loan was $12.8 million. At December 31, 1998 and 1997, the Company's problem mortgage loans and foreclosed properties totaled $11.7 million and $17.7 million, respectively. Since the Company's mortgage loans are collateralized by real estate, any assessment of impairment is based upon the estimated fair value of the real estate. Based on the Company's evaluation of its mortgage loan portfolio, the Company does not expect any material losses on its mortgage loans.

Certain investments, principally real estate, with a carrying value of $10.6 million, were non-income producing for the twelve months ended December 31, 1998.
Policy loan interest rates generally range from 4.5% to 8.0%.

NOTE C. FEDERAL INCOME TAXES

The Company's effective income tax rate varied from the maximum federal income tax rate as follows:

                                  1998                1997               1996
Statutory federal income
   tax rate applied to
   pretax income                  35.0%               35.0%              35.0%
Amortization of
   nondeductible
   goodwill                        0.3                 0.3                0.3
State income taxes                 0.3
Dividends received
   deduction and
   tax-exempt
   interest                       (0.1)               (0.2)              (0.4)
Low-income housing
   credit                         (0.4)               (0.5)              (0.6)
Tax differences arising
   from prior acquisitions
   and other adjustments           0.2                (0.6)              (0.3)
                                 -----                -----              -----
                                  35.3%               34.0%              34.0%
                                 =====                =====              =====

The provision for federal income tax differs from amounts currently payable due to certain items reported for financial statement purposes in periods which differ from those in which they are reported for income tax purposes.

Details of the deferred income tax provision for the years ended December 31 are as follows:


                                 1998                1997               1996
Deferred policy
   acquisition
   costs                       $60,855             $ 7,368            $ 15,542
Benefit and other
   policy liability
   changes                     (26,221)            (27,480)            (16,321)
Temporary
   differences of
   investment income            (3,491)              2,516               2,922
Other items                     (2,105)               (216)             (2,153)
                                -------           ---------            --------
                               $29,038            $(17,812)           $    (10)
                                =======           =========            ========

The components of the Company's net deferred income tax liability as of December 31 were as follows:

                                                   1998                 1997
Deferred income tax assets:
   Policy and policyholder
      liability reserves                    $     195,469       $      145,880
   Other                                            4,474                2,369
                                                 --------              -------
                                                  199,943              148,249

Deferred income tax liabilities:
   Deferred policy acquisition costs              212,065              151,209
   Unrealized gain on investments                  32,514               38,252
                                                 --------              -------
                                                  244,579              189,461
                                                 --------              -------
Net deferred income tax liability           $      44,636       $       41,212
                                                 ========              =======

Under pre-1984 life insurance company income tax laws, a portion of the Company's gain from operations which was not subject to current income taxation was accumulated for income tax purposes in a memorandum account designated as Policyholders' Surplus. The aggregate accumulation in this account at December 31, 1998, was approximately $70.5 million. Should the accumulation in the Policyholders' Surplus account of the life insurance subsidiaries exceed certain stated maximums, or should distributions including cash dividends be made to Protective Life Corporation in excess of approximately $769.8 million, such excess would be subject to federal income taxes at rates then effective.
Deferred income taxes have not been provided on amounts designated as Policyholders' Surplus. Under current income tax laws, the Company does not anticipate paying income tax on amounts in the Policyholders' Surplus accounts.


NOTE D. DEBT AND GUARANTEED PREFERRED BENEFICIAL INTERESTS

Short-term and long-term debt at December 31 is summarized as follows:

                                                  1998                 1997
Short-term debt:
   Notes payable to banks                 $      19,749
                                               --------              -------
Long-term debt:
   Notes payable to banks                 $      30,000
   Senior Notes                                  75,000       $       75,000
   Medium-Term Notes                             44,923               45,000
   Mortgage note on
      investment real estate                      2,363
                                                -------               ------
                                          $     152,286       $      120,000
                                                =======               ======

Under a five-year revolving line of credit arrangement with several banks, the Company can borrow up to $70 million on an unsecured basis. No compensating balances are required to maintain the line of credit. At December 31, 1998, the Company had $30 million outstanding under this credit arrangement at an interest rate of 5.4%. In addition, the Company had borrowed $19.7 million at an interest rate of 5.8%.

The aforementioned  revolving line of credit arrangement  contains,  among other
provisions,   requirements   for  maintaining   certain   financial  ratios  and
restrictions on indebtedness incurred by the Company and its subsidiaries. Additionally, the Company, on a consolidated basis, cannot incur debt in excess of 50% of its total capital.

In 1994, the Company issued $75 million of 7.95% Senior Notes due July 1, 2004. The notes are not redeemable by the Company prior to maturity. During 1996, the Company issued $45 million of Medium-Term Notes with interest rates ranging from 7.00% to 7.45%. These notes are due in 2011, and approximately $35 million of the notes are redeemable by the Company after five years. Limited amounts of the Medium-Term Notes may be redeemed upon the death of the beneficial owner of the notes.

As discussed in Note A, the Company uses derivative financial instruments to convert a portion of its Senior Notes and Medium-Term Notes from a fixed interest rate to a floating interest rate. The effective interest rate for the Senior Notes was 7.3% and 7.1% in 1998 and 1997, respectively. The effective interest rate for the Medium-Term Notes was 6.4% in 1998 and 6.5% in 1997.

Future maturities of the long-term debt are $32.4 million in 2003, $75.0 million in 2004, and $44.9 million in 2011.

Interest expense on all debt totaled $13.5 million, $10.8 million, and $10.1 million in 1998, 1997, and 1996, respectively.

In 1994, a special purpose finance subsidiary of the Company, PLC Capital L.L.C. (PLC Capital), issued $55 million of 9% Cumulative Monthly Income Preferred Securities, Series A (MIPSSM). On April 29, 1997, another special purpose finance subsidiary, PLC Capital Trust I issued $75 million of 8.25% Trust Originated Preferred Securities (TOPrSSM). The MIPS and 8.25% TOPrS are guaranteed on a subordinated basis by the Company. This guarantee, considered together with the other obligations of the Company with respect to the MIPS and 8.25% TOPrS, constitutes a full and unconditional guarantee by the Company of PLC Capital and PLC Capital Trust I's obligations with respect to the MIPS and 8.25% TOPrS.

PLC Capital and PLC Capital Trust I were formed solely to issue securities and use the proceeds thereof to purchase subordinated debentures of the Company. The sole assets of PLC Capital are $69.6 million of Protective Life Corporation 9% Subordinated Debentures due 2024, Series A. The sole assets of PLC Capital Trust I are $77.3 million of Protective Life Corporation 8.25% Subordinated Debentures due 2027, Series B. The Company has the right under the subordinated debentures to extend interest payment periods up to five consecutive years, and, as a consequence, dividends on the MIPS and 8.25% TOPrS may be deferred (but will continue to accumulate, together with additional dividends on any accumulated but unpaid dividends at the dividend rate) by PLC Capital and PLC Capital Trust I, respectively, during any such extended interest payment period. The MIPS are redeemable by PLC Capital at any time on or after June 30, 1999. The 8.25% TOPrS are redeemable by PLC Capital Trust I at any time on or after April 29, 2002. On November 20, 1997, another special purpose finance subsidiary, PLC Capital Trust II, issued $115 million of FELINE PRIDESSM which are comprised of a stock purchase contract and a beneficial ownership of 6.5% TOPrS. The sole assets of PLC Capital Trust II are $118.6 million of Protective Life Corporation 6.5% Subordinated Debentures due 2003, Series C. Under the stock purchase contract, on February 16, 2001, the holders will purchase shares of the Company's Common Stock from the Company. The holders may generally settle the contract in cash or by exercising their right to put, in effect, the 6.5% TOPrS back to the Company. The shares of Common Stock issuable range from approximately 3.5 million shares if the price of the Company's Common Stock is greater than or equal to $32.52 to approximately 4.3 million shares if the stock price is less than or equal to $26.66. The 6.5% TOPrS are guaranteed on a subordinated basis by the Company. Dividends on the 6.5% TOPrS may be deferred until maturity. The dividend rate on the 6.5% TOPrS which remain outstanding after February 16, 2001, will be reset by a formula specified in the agreement.

In related transactions, the Company entered into interest rate swap agreements which effectively converted a portion of the MIPS and TOPrS from a fixed dividend rate to a floating rate. During 1998, the effective dividend rates on the MIPS and 8.25% TOPrS were approximately 6.4% and 6.6%, respectively. During 1997, the effective dividend rates on the MIPS and 8.25% TOPrS were approximately 6.4% and 6.8%, respectively.

Dividends, net of tax, on the MIPS, TOPrS, and FELINEPRIDES totaled $12.1 million in 1998, $6.4 million in 1997, and $3.2 million in 1996 before consideration of the interest rate swap agreements. On a swap-adjusted basis, dividends were $10.9 million, $5.0 million, and $2.2 million in 1998, 1997, and 1996, respectively.

The MIPS, 8.25% TOPrS, and FELINE PRIDES are reported in the accompanying balance sheets as "guaranteed preferred beneficial interests in Company's subordinated debentures," and the related dividends are reported in the accompanying statements of income as "minority interest in net income of consolidated subsidiaries."

NOTE E. RECENT ACQUISITIONS

In January 1997, the Company acquired a small prepaid dental plan. A second small prepaid dental plan was acquired in February 1997, and a third in August 1997. In June 1997, the Company acquired West Coast Life Insurance Company (West Coast). In September 1997, the Company acquired the Western Diversified Group. In October 1997, the Company coinsured a block of credit policies.

In September 1998, the Company  acquired United Dental Care, Inc. (United Dental
Care), a leading provider of prepaid dental coverages. In October 1998 the Company coinsured a block of life insurance policies from Lincoln National Corporation. The policies represent the payroll deduction business originally marketed and underwritten by Aetna.

These transactions have been accounted for as purchases, and the results of the transactions have been included in the accompanying financial statements since their respective effective dates.

Summarized below are the consolidated results of operations for 1998 and 1997, on an unaudited pro forma basis, as if the West Coast, Western Diversified Group, and United Dental Care acquisitions had occurred as of January 1, 1997. The pro forma information is based on the Company's consolidated results of operations for 1998 and 1997 and on data provided by the respective companies, after giving effect to certain pro forma adjustments. The pro forma financial information does not purport to be indicative of results of operations that would have occurred had the transaction occurred on the basis assumed above nor are they indicative of results of the future operations of the combined enterprises.
                                                 1998                 1997
                                                         (unaudited)
Total revenues                           $    1,459,552      $     1,417,655
Net income                               $      124,855      $       117,087
Net income per share - basic             $         1.91      $          1.80
Net income per share - diluted           $         1.89      $          1.79

NOTE F. COMMITMENTS AND CONTINGENT LIABILITIES

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

In addition, in some class action and other lawsuits involving insurers' sales practices, insurers have made material settlement payments. In some states (including Alabama), juries have substantial discretion in awarding punitive damages which creates the potential for unpredictable material adverse judgments in any given punitive damage suit. The Company and its subsidiaries, like other insurers, in the ordinary course of business, are involved in such litigation or alternatively in arbitration. Although the outcome of any such litigation or arbitration cannot be predicted with certainty, the Company believes that at the present time there are no pending or threatened lawsuits that are reasonably likely to have a material adverse effect on the financial position, results of operations, or liquidity of the Company.

NOTE G. SHARE-OWNERS' EQUITY AND RESTRICTIONS

The Company's Board of Directors approved a two-for-one split of the Company's Common Stock in the form of a 100% stock dividend on April 1, 1998. Share-owners' equity has been restated to give retroactive recognition to the stock split for all periods presented by reclassifying from retained earnings to common stock the par value of the additional shares arising from the stock split. In addition, all references to number of shares and per share amounts have been restated to reflect the stock split.

Activity in the Company's issued and outstanding common stock is summarized as follows:

                                                          Issued            Treasury          Outstanding
                                                          Shares             Shares             Shares
Balance, December 31, 1995                              62,672,924          5,122,688           57,550,236
Issuance of common stock                                 4,000,000                               4,000,000
Reissuance of treasury stock                                                  (56,976)              56,976
                                                        ----------          ---------           ----------
Balance, December 31, 1996                              66,672,924          5,065,712           61,607,212
Purchase of treasury stock                                                     74,750              (74,750)
Reissuance of treasury stock                                                 (109,822)             109,822
                                                        ----------          ---------           ----------
Balance, December 31, 1997                              66,672,924          5,030,640           61,642,284
Issuance of common stock                                 2,660,193                 28            2,660,165
Reissuance of treasury stock                                                 (132,568)             132,568
                                                        ----------          ---------           ----------
Balance, December 31, 1998                              69,333,117          4,898,100           64,435,017
                                                        ==========          =========           ==========

The Company has a Rights Agreement that provides rights to owners of the Company's Common Stock to purchase Series A Junior Participating Cumulative
Preferred Stock, or in certain circumstances, either Common Stock or common stock of an acquiring company at one half the market price of such Common Stock or common stock, as the case may be. The rights will become exercisable if certain events occur with respect to the Company, including the acquisition by a person or group of 15% or more of the Company's Common Stock. The Company can redeem the rights at $.01 per right in certain circumstances, including redemption until ten business days following a public announcement that 15% or more of the Company's Common Stock has been acquired by a person or group.

Share owners have authorized 4,000,000 shares of Preferred Stock, $1.00 par value. Other terms, including preferences, voting, and conversion rights, may be established by the Board of Directors. In connection with the Rights Agreement, 400,000 of these shares have been designated as Series A Junior Participating Cumulative Preferred Stock, $1.00 par value, and were unissued at December 31, 1998. The remaining 3,600,000 shares of Preferred Stock, $1.00 par value, were also unissued at December 31, 1998.

The Company has an Employee Stock Ownership Plan (ESOP). The stock is used to match employee contributions to the Company's 401(k) and Stock Ownership Plan (401(k) Plan) and to provide other employee benefits. The stock held by the ESOP that has not yet been used is the unallocated stock shown as a reduction to share-owners' equity. The ESOP shares are dividend-paying and are considered outstanding for earnings per share calculations. Dividends on the shares are used to pay the ESOP's note to Protective Life. If certain events associated with a change in control of the Company occur, any unallocated shares held by the ESOP will become allocable to employee 401(k) accounts.

The Company may, from time to time, reissue treasury shares or buy in the open market additional shares of Common Stock to complete its 401(k) employer match obligation. Accordingly, in 1997, the Company reissued from treasury 18,104 shares of Common Stock to the 401(k) Plan and reissued from treasury another 6,442 shares during 1998.

Since 1973, the Company has had a Long-Term Incentive Plan (previously known as the Performance Share Plan) to motivate senior management to focus on the Company's long-range earnings performance through the awarding of performance shares. The criterion for payment of performance share awards is based upon a comparison of the Company's average return on average equity and total rate of return over a four year award period (earlier upon the death, disability or retirement of the executive, or in certain circumstances, of a change in control of the Company) to that of a comparison group of publicly held life and multiline insurance companies. If the Company's results are below the median of the comparison group, no portion of the award is earned. If the Company's results are at or above the 90th percentile, the award maximum is earned. Under plans approved by share owners in 1992 and 1997, up to 6,400,000 shares may be issued in payment of awards. The number of shares granted in 1998, 1997, and 1996 was 71,340,

98,780, and 104,580, respectively, having an approximate market value on the grant date of $2.3 million, $2.0 million, and $1.8 million, respectively. At December 31, 1998, outstanding awards measured at target and maximum payouts were 474,695 and 638,090 shares, respectively. The expense recorded by the Company for the Long-Term Incentive Plan was $2.7 million, $2.7 million, and $3.0 million in 1998, 1997, and 1996, respectively.

During 1996, stock appreciation rights (SARs) were granted to certain executives of the Company to provide long-term incentive compensation based on the performance of the Company's Common Stock. Under this arrangement the Company will pay (in shares of Company Common Stock) an amount equal to the difference between the specified base price of the Company's Common Stock and the market value at the exercise date. The SARs are exercisable after five years (earlier upon the death, disability or retirement of the executive, or in certain circumstances, of a change in control of the Company) and expire in 2006 or upon termination of employment. The number of SARs granted during 1996 and outstanding at December 31, 1998 was 675,000. The SARs have a base price of $17.4375 per share of Company Common Stock (the market price on the grant date was $17.50 per share). The estimated fair value of the SARs on the grant date was $3.0 million. This estimate was derived using the Roll-Geske variation of the Black-Sholes option pricing model. Assumptions used in the pricing model are as follows: expected volatility rate of 15% (approximately equal to that of the S & P Life Insurance Index), a risk free interest rate of 6.35%, a dividend yield rate of 1.97%, and an expected exercise date of August 15, 2002. The expense recorded by the Company for the SARs was $0.6 million in 1998 and 1997.

The Company has established deferred compensation plans for directors, officers and others. Compensation deferred is credited to the participants in cash or Common Stock equivalents or a combination thereof. The Company may, from time to time, reissue treasury shares or buy in the open market shares of Common Stock to fulfill its obligation under the plans. At December 31, 1998, the plans had 1,041,996 shares of Common Stock equivalents credited to participants.

At December 31, 1998, approximately $274.6 million of consolidated share-owners' equity, excluding net unrealized gains on investments, represented net assets of the Company's insurance subsidiaries that cannot be transferred to Protective Life Corporation. In addition, the company's insurance subsidiaries are subject to various state statutory and regulatory restrictions on the insurance subsidiaries' ability to pay dividends to Protective Life Corporation. In general, dividends up to specified levels are considered ordinary and may be paid thirty days after written notice to the insurance commissioner of the state of domicile unless such commissioner objects to the dividend prior to the expiration of such period. Dividends in larger amounts are considered extraordinary and are subject to affirmative prior approval by such commissioner. The maximum amount that would qualify as ordinary dividends to the Company by its insurance subsidiaries in 1999 is estimated to be $138.9 million.

NOTE H. RELATED PARTY MATTERS

Certain corporations with which the Company's directors were affiliated paid the Company premiums and policy fees or deposits for various types of insurance and investment products. Such premiums, policy fees, and deposits amounted to $28.6 million, $21.4 million, and $31.2 million in 1998, 1997, and 1996, respectively. The Company paid commissions, interest on debt and investment products, and fees to these same corporations totaling $7.3 million, $5.4 million, and $5.0 million in 1998, 1997, and 1996, respectively.

In addition, the Company has entered into a swap contract with one such corporation having a notional amount of $392.8 million which to the Company was in a $16.5 million unrealized gain position at December 31, 1998.

NOTE I. OPERATING SEGMENTS

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

LIFE INSURANCE
o INDIVIDUAL LIFE DIVISION. The Individual Life Division markets universal life, variable universal life, and level premium term and term-like insurance products on a national basis primarily through networks of independent insurance agents.
o WEST COAST DIVISION. The West Coast Division sells universal life and level premium term-like insurance products in the life insurance brokerage market and in the "bank owned life insurance" market. o ACQUISITIONS DIVISION. The Acquisitions Division focuses on acquiring, converting, and servicing policies acquired from other companies. The Division's primary focus is on life insurance policies sold to individuals.

SPECIALTY INSURANCE PRODUCTS
o DENTAL AND CONSUMER BENEFITS DIVISION. The Division's primary focus is on indemnity and prepaid dental products. In 1997, the Division exited from the traditional major medical business, fulfilling the Division's strategy to focus primarily on dental and related products. o FINANCIAL INSTITUTIONS DIVISION. The Financial Institutions Division specializes in marketing credit life and disability insurance products through banks, consumer finance companies, and automobile dealers. The Division also includes a small property casualty insurer that sells automobile service contracts.

RETIREMENT SAVINGS AND INVESTMENT PRODUCTS
o GUARANTEED INVESTMENT CONTRACTS DIVISION.  The Guaranteed Investment Contracts
(GIC) Division markets GICs to 401(k) and other qualified retirement savings plans. The Division also offers related products, including fixed and floating rate funding agreements offered to the trustees of municipal bond proceeds, bank trust departments and money market funds, and long-term annuity contracts offered to fund certain state obligations. o INVESTMENT PRODUCTS DIVISION. The Investment Products Division manufactures, sells, and supports fixed and variable annuity products. These products are primarily sold through stockbrokers, but are also sold through financial institutions and the Individual Life Division's sales force.

CORPORATE AND OTHER

The Company has an additional business segment herein referred to as Corporate and Other. The Corporate and Other segment primarily consists of net investment income and expenses not attributable to the Divisions above (including net investment income on capital and interest on substantially all debt). This segment also includes earnings from various investment-related transactions, the Company's 50%-owned joint venture in Hong Kong, and the operations of several small subsidiaries.

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

Operating segment income and assets for the years ended December 31 are as follows:




OPERATING SEGMENT                                                             LIFE INSURANCE

                                                               INDIVIDUAL
OPERATING SEGMENT INCOME                                          LIFE           WEST COAST       ACQUISITIONS
1998
Premiums and policy fees......................................$  228,699            $ 75,757         $125,329
Reinsurance ceded.............................................  (102,533)            (53,377)         (28,594)
                                                                --------             -------         --------
   Net of reinsurance ceded...................................   126,166              22,380           96,735
Net investment income.........................................    55,903              63,492          112,154
Realized investment gains (losses)............................
Other income..................................................    32,241                   6            1,713
                                                                --------             -------         --------
  Total revenues.............................................    214,310              85,878          210,602
                                                                --------             -------         --------
Benefits and settlement expenses..............................   106,306              54,617          112,051
Amortization of deferred policy acquisition costs.............    30,543               4,924           18,894
Other operating expenses......................................    48,231               5,354           28,194
                                                                --------             -------         --------
   Total benefits and expenses................................   185,080              64,895          159,139
                                                                --------             -------         --------
Income before income tax......................................    29,230              20,983           51,463
Income tax expense
Minority interest
                                                                --------             -------         --------
Net income
                                                                ========             =======         ========

1997
Premiums and policy fees......................................$  182,746            $ 41,290        $ 120,504
Reinsurance ceded.............................................   (55,266)            (27,168)         (17,869)
                                                                --------             -------         --------
   Net of reinsurance ceded...................................   127,480              14,122          102,635
Net investment income.........................................    54,647              30,194          110,155
Realized investment gains (losses)............................
Other income..................................................    18,230                                   10
                                                                --------             -------         --------
   Total revenues.............................................   200,357              44,316          212,800
                                                                --------             -------         --------
Benefits and settlement expenses..............................   114,678              28,304          116,506
Amortization of deferred policy acquisition costs.............    27,374                 961           16,606
Other operating expenses......................................    37,921               6,849           24,050
                                                                --------             -------         --------
   Total benefits and expenses................................   179,973              36,114          157,162

Income before income tax......................................    20,384               8,202           55,638
Income tax expense
Minority interest
                                                                --------             -------         --------
Net income
                                                                ========             =======         ========

1996
Premiums and policy fees......................................$   154,295                           $ 125,798
Reinsurance ceded.............................................    (37,585)                            (19,255)
                                                                --------             -------         --------
   Net of reinsurance ceded...................................    116,710                             106,543
Net investment income.........................................     48,478                             106,015
Realized investment gains (losses)............................      3,098
Other income..................................................     12,631                                 641
                                                                --------             -------         --------
   Total revenues.............................................    180,917                             213,199
                                                                --------             -------         --------
Benefits and settlement expenses..............................     96,404                             118,181
Amortization of deferred policy acquisition costs.............     28,393                              17,162
Other operating expenses......................................     40,969                              25,186
                                                                --------             -------         --------
   Total benefits and expenses................................    165,766                             160,529
Income before income tax......................................     15,151                              52,670
Income tax expense
Minority interest
                                                                --------             -------         --------
Net income
                                                                ========             =======         ========

Operating Segment Assets

1998
Investments and other assets..................................$ 1,083,388       $   1,149,642      $ 1,600,123
Deferred policy acquisition costs and goodwill................    301,941             144,455          255,347
                                                                --------             -------         --------
Total assets..................................................$ 1,385,329       $   1,294,097      $ 1,855,470
                                                                ========             =======         ========

1997
Investments and other assets..................................$   963,661       $     910,030      $ 1,401,294
Deferred policy acquisition costs and goodwill................    252,321             108,126          138,052
                                                                --------             -------         --------
Total assets..................................................$ 1,215,982       $   1,018,156      $ 1,539,346
                                                                ========             =======         ========

1996
Investments and other assets..................................$   817,154                          $ 1,423,081
Deferred policy acquisition costs and goodwill................    220,232                              156,172
                                                                --------             -------         --------
Total assets..................................................$ 1,037,386                          $ 1,579,253
                                                                ========             =======         ========

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





        Specialty Insurance              Retirement Savings and
             Products                      Investment Products
  Dental and                         Guaranteed                         Corporate
   Consumer        Financial         Investment       Investment           and                            Total
   Benefits       Institutions       Contracts         Products           Other       Adjustments(1)   Consolidated

  $  371,988     $   301,230                       $      18,809      $       198                   $   1,122,010
     (85,753)       (188,958)                                                                            (459,215)
     -------        --------            -------          -------           ------         -------      -----------
     286,235         112,272                              18,809              198                         662,795
      15,995          25,313       $    213,136          105,890           44,513                         636,396
                                          1,609            1,318                     $        194           3,121
       4,314          17,505                               8,873             (549)                         64,103
     -------        --------            -------          -------           ------         -------      -----------
     306,544         155,090            214,745          134,890           44,162                       1,366,415
     -------        --------            -------          -------           ------         -------      -----------
     195,903          52,629            178,745           85,045              469                         785,765
      10,352          28,526                735           17,213                1                         111,188
      78,809          55,197              2,876           19,637           29,052         (18,612)        248,738
     -------        --------            -------          -------           ------         -------      -----------
     285,064         136,352            182,356          121,895           29,522                       1,145,691
     -------        --------            -------          -------           ------         -------      -----------
      21,480          18,738             32,389           12,995           14,640                         220,724
                                                                                           77,845          77,845
                                                                                           12,098          12,098
     -------        --------            -------          -------           ------         -------      -----------
                                                                                                    $     130,781
     =======        ========            =======          =======           ======         =======       =========


  $  302,719     $   196,694                       $      12,367      $       229                   $     856,549
    (109,480)       (124,431)                                                                            (334,214)
     -------        --------            -------          -------           ------         -------      -----------
     193,239          72,263                              12,367              229                         522,335
      24,202          16,462       $    211,915          105,321           38,480                         591,376
                                         (3,179)             589                     $      3,420             830
       1,278           4,962                               6,164            2,140                          32,784
     -------        --------            -------          -------           ------         -------      -----------
     218,719          93,687            208,736          124,441           40,849                       1,147,325
     -------        --------            -------          -------           ------         -------      -----------
     134,384          27,643            179,235           82,019              339                         683,108
      15,711          30,812                618           15,110               35                         107,227
      52,365          21,120              3,946           15,749           25,453          (9,836)        177,617
     -------        --------            -------          -------           ------         -------      -----------
     202,460          79,575            183,799          112,878           25,827                         967,952
     -------        --------            -------          -------           ------         -------      -----------
      16,259          14,112             24,937           11,563           15,022                         179,373
                                                                                           60,987          60,987
                                                                                            6,393           6,393
     -------        --------            -------          -------           ------         -------      -----------
                                                                                                    $     111,993
     =======        ========            =======          =======           ======         =======       =========



  $  320,153     $   193,236                       $       8,189      $       656                   $     802,327
    (131,520)       (119,814)                                                                            (308,174)
     -------        --------            -------          -------           ------         -------      -----------
     188,633          73,422                               8,189              656                         494,153
      16,540          13,941       $    214,369           98,767           19,373                         517,483
                                         (7,963)           3,858                     $      6,517           5,510
       2,191           1,509                               3,907              (22)                         20,857
     -------        --------            -------          -------           ------         -------      -----------
     207,364          88,872            206,406          114,721           20,007                       1,038,003
     -------        --------            -------          -------           ------         -------      -----------
     143,944          42,781            169,927           73,093              710                         645,040
       5,326          24,900                509           14,710               30                          91,030
      52,956          11,660              3,851           15,323           17,197          (4,950)        162,192
     -------        --------            -------          -------           ------         -------      -----------
     202,226          79,341            174,287          103,126           17,937                         898,262
     -------        --------            -------          -------           ------         -------      -----------
       5,138           9,531             32,119           11,595            2,070                         139,741
                                                                                           47,512          47,512
                                                                                            3,217           3,217
     -------        --------            -------          -------           ------         -------      -----------
                                                                                                    $      89,012
     =======        ========            =======          =======           ======         =======       =========




  $  272,586     $   655,684       $  2,869,304    $   2,545,364      $   769,364                   $  10,945,455
     223,953          41,710              1,448           75,177                9                       1,044,040
     -------        --------            -------          -------           ------         -------      -----------
  $  496,539     $   697,394       $  2,870,752    $   2,620,541      $   769,373                   $  11,989,495
     =======        ========            =======          =======           ======         =======       =========


  $  220,655     $   544,085       $  2,887,732    $   2,316,495      $   591,518                   $   9,835,470
      65,887          52,837              1,785           56,074            1,083                         676,165
     -------        --------            -------          -------           ------         -------      -----------
  $  286,542     $   596,922       $  2,889,517    $   2,372,569      $   592,601                   $  10,511,635
     =======        ========            =======          =======           ======         =======       =========


  $  216,004     $   319,981       $  2,606,985    $   1,822,462      $   534,176                   $   7,739,843
      62,922          32,040              1,164           50,657              175                         523,362
     -------        --------            -------          -------           ------         -------      -----------
  $  278,926     $   352,021       $  2,608,149    $   1,873,119      $   534,351                   $   8,263,205
     =======        ========            =======          =======           ======         =======       =========


NOTE J. RECONCILIATION WITH STATUTORY

REPORTING PRACTICES

Financial statements prepared in conformity with generally accepted accounting principles differ in some respects from the statutory accounting practices prescribed or permitted by insurance regulatory authorities. The most significant differences are as follows: (a) acquisition costs of obtaining new business are deferred and amortized over the approximate life of the policies rather than charged to operations as incurred; (b) benefit liabilities are computed using a net level method and are based on realistic estimates of expected mortality, interest, and withdrawals as adjusted to provide for possible unfavorable deviation from such assumptions; (c) deferred income taxes are provided for temporary differences between financial and taxable earnings;
(d) the Asset Valuation Reserve and Interest Maintenance Reserve are restored to share-owners' equity; (e) furniture and equipment, agents' debit balances, and prepaid expenses are reported as assets rather than being charged directly to surplus (referred to as nonadmitted assets); (f) certain items of interest income, principally accrual of mortgage and bond discounts, are amortized differently; and (g) bonds are recorded at their market values instead of amortized cost.

The  reconciliations  of  net  income  and  share-owners'   equity  prepared  in
conformity  with  statutory   reporting   practices  to  that  reported  in  the
accompanying consolidated financial statements are as follows:

                                                       Net Income                      Share-Owners' Equity

                                             1998        1997        1996        1998         1997          1996
In conformity with statutory
   reporting practices (1)               $147,077    $134,417    $102,337   $   531,956    $579,111      $456,320
Additions (deductions)
   by adjustment:
Deferred policy acquisition
   costs, net of amortization              68,155      10,310      (2,830)      841,425     632,737       488,384
Deferred income tax                       (29,038)     17,812          10       (44,636)    (41,212)      (37,869)
Asset Valuation Reserve                                                          66,922      67,369        64,233
Interest Maintenance Reserve               (1,355)     (1,434)     (2,142)       15,507       9,809        17,682
Nonadmitted items                                                                42,835      30,500        21,610
Noninsurance affiliates                    13,010      17,176       1,328       992,097     626,615       434,237
Minority interest in
   consolidated subsidiaries              (12,098)     (6,393)     (3,217)
Consolidation elimination                                                    (1,334,183)   (982,889)     (632,601)
Other valuation and timing differences    (54,970)    (59,895)     (6,474)     (167,729)   (163,843)     (196,680)
                                       ----------     -------    --------    -----------  ----------    ---------
In conformity with generally
   accepted accounting principles        $130,781    $111,993     $89,012   $   944,194   $ 758,197     $ 615,316

(1) Consolidated

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

The actuarial present value of benefit obligations and the funded status of the plan at December 31 are as follows:

                                                     1998                 1997

Projected Benefit obligation,
   beginning of the year                       $    30,612        $      25,196
Service cost - benefits earned
   during the year                                   2,585                2,112
Interest cost - on projected
   benefit obligation                                2,203                2,036
Actuarial gain                                       2,115                3,421
Plan amendment                                         160
Benefits paid                                       (1,128)              (2,153)
                                                  ---------           ----------
Projected Benefit obligation,
   end of the year                                  36,547               30,612
                                                  ---------           ----------
Fair value of plan assets
   beginning of the year                            21,763               19,779
Actual return on plan assets                         1,689                1,625
Employer contribution                                2,823                2,512
Benefits paid                                       (1,128)              (2,153)
                                                  ---------           ----------
Fair value of plan assets
   end of the year                                  25,147               21,763
                                                  ---------           ----------
Plan assets less than the
   projected benefit obligation                    (11,400)              (8,849)
Unrecognized net actuarial loss
   from past experience different
   from that assumed                                 9,069                6,997
Unrecognized prior service cost                        652                  605
Unrecognized net transition asset                      (34)                 (51)
                                                  ---------           ----------
Net pension liability recognized
  in balance sheet                             $    (1,713)             $(1,298)
                                                  =========           ==========



Net pension cost of the defined benefit pension plan includes the following components for the years ended December 31:

                                 1998                1997                 1996

Service cost             $      2,585         $     2,112        $       1,908
Interest cost                   2,203               2,036                1,793
Expected return on
   plan assets                 (1,950)             (1,793)              (1,593)
Amortization of
   prior service cost             112                 100                  100
Amortization of
   transition asset               (17)                (17)                 (17)
Recognized net actuarial
   loss                           305                 152                  210
                              -------             -------             ---------
Net pension cost         $      3,238         $     2,590        $       2,401
                              =======             =======             =========

Assumptions used to determine the benefit obligations as of December 31 were as follows:

                                1998                1997                 1996
Weighted average
   discount rate                6.75%               7.25%                7.75%
Rates of increase
   in compensation
   level                        4.75%               5.25%                5.75%
Expected long-term
   rate of return on
   assets                       8.50%               8.50%                8.50%

Assets of the pension plan are in a group annuity contract with Protective Life and therefore are included in the general assets of Protective Life. Upon retirement, the amount of pension plan assets vested in the retiree are used to purchase a single premium annuity from Protective Life in the retiree's name. Therefore, amounts presented above as plan assets exclude assets relating to retirees.

The Company also sponsors an unfunded excess benefits plan, which is a nonqualified plan that provides defined pension benefits in excess of limits imposed by federal tax law. At December 31, 1998 and 1997, the projected benefit obligation of this plan totaled $11.7 million and $10.0 million, respectively, of which $7.8 million and $6.6 million, respectively, have been recognized in the Company's financial statements.

Net pension costs of the excess benefits plan includes the following components for the years ended December 31:

                                 1998                1997                 1996

Service cost                $     611           $     544            $    424
Interest cost                     722                 651                 505
Plan amendment                                        351
Amortization of
   prior service cost             112                 112                 112
Amortization of
   transition asset                37                  37                  37
Recognized net actuarial
   loss                           173                 180                 155
                              -------             -------             -------
Net pension cost            $   1,655           $   1,875            $  1,233
                              =======             =======             =======


In addition to pension benefits, the Company provides limited healthcare benefits to eligible retired employees until age 65. The postretirement benefit is provided by an unfunded plan. At December 31, 1998 and 1997, the liability for such benefits totaled $1.2 million and $1.3 million, respectively. The expense recorded by the Company was $0.1 million in 1998, 1997 and 1996. The Company's obligation is not materially affected by a 1% change in the healthcare cost trend assumptions used in the calculation of the obligation.

Life insurance benefits for retirees are provided through the purchase of life insurance policies upon retirement equal to the employees' annual compensation up to a maximum of $75,000. This plan is partially funded at a maximum of $50,000 face amount of insurance.

The Company sponsors a defined contribution retirement plan which covers substantially all employees. Employee contributions are made on a before-tax basis as provided by Section 401(k) of the Internal Revenue Code. The Company has established an Employee Stock Ownership Plan (ESOP)to match voluntary employee contributions to the Company's 401(k) Plan. In 1994, a stock bonus was added to the 401(k) Plan for employees who are not otherwise under a bonus plan. Expense related to the ESOP consists of the cost of the shares allocated to participating employees plus the interest expense on the ESOP's note payable to the Company less dividends on shares held by the ESOP. All shares held by the ESOP are treated as outstanding for purposes of computing the Company's basic and diluted earnings per share. At December 31, 1998, the Company had committed up to 101,124 shares to be released to fund employee benefits. The expense recorded by the Company for these employee benefits was less than $0.1 million in 1998 and 1997, and $1.0 million in 1996.

NOTE L. REINSURANCE

The Company assumes risks from, and reinsures certain of its risks with other insurers under yearly renewable term, coinsurance, and modified coinsurance agreements. Yearly renewable term and coinsurance agreements are accounted for by passing a portion of the risk to the reinsurer. Generally, the reinsurer receives a proportionate part of the premiums less commissions and is liable for a corresponding part of all benefit payments. Modified coinsurance is accounted for similarly to coinsurance except that the liability for future policy benefits is held by the original company, and settlements are made on a net basis between the companies.

The Company has reinsured approximately $64.8 billion, $34.1 billion, and $18.8 billion in face amount of life insurance risks with other insurers representing $294.4 million, $1 respectively. The Company has also reinsured accident and health risks representing $164.8 million, $187.7 million, and $194.7 million of premium income for 1998, 1997, and 1996, respectively. In 1998 and 1997, policy and claim reserves relating to insurance ceded of $658.7 million and $485.8 million, respectively, are included in reinsurance receivables. Should any of the reinsurers be unable to meet its obligation at the time of the claim, obligation to pay such claim would remain with the Company. At December 31, 1998 and 1997, the Company had paid $22.8 million and $25.6 million, respectively, of ceded benefits which are recoverable from reinsurers. In addition, at December 31, 1998, the Company had receivables of $75.0 million related to insurance assumed.

A substantial portion of the Company's new life insurance and credit insurance sales are being reinsured.

NOTE M. ESTIMATED FAIR VALUES OF FINANCIAL INSTRUMENTS

The carrying amounts and estimated fair values of the Company's financial instruments at December 31 are as follows:

                                                      1998                                1997
                                                               Estimated                           Estimated
                                              Carrying           Fair            Carrying            Fair
                                               Amounts          Values            Amounts           Values





Assets (see Notes A and B):
Investments:
   Fixed maturities                    $       6,437,756    $     6,437,756  $      6,374,328  $     6,374,328
   Equity securities                              12,258             12,258            15,006           15,006
   Mortgage loans
       on real estate                          1,622,903          1,774,379         1,312,778        1,405,474
   Short-term
       investments                               216,249            216,249            76,086           76,086
Cash                                               9,486              9,486            47,502           47,502
Liabilities
   (see Notes A and D):
Guaranteed investment
    contract deposits                          2,691,697          2,751,007         2,684,676        2,687,331
Annuity deposits                               1,519,820          1,513,148         1,511,553        1,494,600

Debt:
   Notes payable
      to banks                                    49,749             49,749
   Senior Notes                                   75,000             79,335            75,000           80,055
Medium-Term
     Notes                                        44,923             46,075            45,000           46,467
Monthly Income
    Preferred Securities                          55,000             55,836            55,000           57,613
Trust Originated
    Preferred Securities                          75,000             78,570            75,000           77,438
FELINE PRIDES                                    115,000            150,075           115,000          126,500
Other (see Note A):
   Derivative Financial
       Instruments                                                   11,621                              3,107


Except as noted below, fair values were estimated using quoted market prices.

The Company estimates the fair value of its mortgage loans using discounted cash flows from the next call date.

The Company believes the fair value of its short-term investments and notes payable to banks approximates book value due to being either short-term or having a variable rate of interest.

The Company estimates the fair value of its guaranteed investment contracts and annuities using discounted cash flows and surrender values, respectively.

The Company believes it is not practicable to determine the fair value of its policy loans since there is no stated maturity, and policy loans are often repaid by reductions to policy benefits.

NOTE N. CONSOLIDATED QUARTERLY RESULTS - UNAUDITED

Protective Life Corporation's unaudited consolidated quarterly operating data for the years ended December 31, 1998 and 1997, are presented below. In the opinion of management, all adjustments (consisting of normal recurring accruals) necessary for a fair presentation of quarterly results have been reflected in the data which follow. It is also management's opinion, however, that quarterly operating data for insurance enterprises are not indicative of results to be achieved in succeeding quarters or years. In order to obtain a more accurate indication of performance, there should be a review of operating results, changes in share-owners' equity, and cash flows for a period of several quarters.

                                                 FIRST             SECOND           THIRD             FOURTH
1998                                            QUARTER            QUARTER         QUARTER            QUARTER

Premiums and policy fees                     $   242,832       $    258,524      $    275,411     $    345,243
Reinsurance ceded                                (93,647)          (103,691)         (107,677)        (154,200)
                                             -----------------------------------------------------------------
  Net of reinsurance ceded                       149,185            154,833           167,734          191,043
Net investment income                            157,649            153,006           164,537          161,204
Realized investment gains (losses)                    11              2,023               411              676
Other income                                      13,515             19,150            15,912           15,526
                                             -----------------------------------------------------------------
Total revenues                                   320,360            329,012           348,594          368,449
Benefits and expenses                            270,334            273,524           292,391          309,442
                                             -----------------------------------------------------------------
Income before income tax                          50,026             55,488            56,203           59,007
Income tax expense                                17,009             19,921            19,671           21,244
Minority interest                                  3,024              3,025             3,024            3,025
                                             -----------------------------------------------------------------
Net income                                   $    29,993       $     32,542      $     33,508     $     34,738
                                             =================================================================
Operating income(1) per share - basic        $       .48       $        .50      $        .53     $        .53
Net income per share - basic                 $       .48       $        .52      $        .53     $        .53
Average shares outstanding - basic            62,606,735         62,704,433        63,272,089       65,474,321
                                             =================================================================
Operating income(1) per share - diluted      $       .47       $        .50      $        .52     $        .53
Net income per share - diluted               $       .47       $        .52      $        .52     $        .53
Average shares outstanding - diluted          63,226,180         63,295,035        63,790,168       66,012,247
                                             =================================================================

                                                 FIRST             SECOND           THIRD             FOURTH
1997                                            QUARTER            QUARTER         QUARTER            QUARTER

Premiums and policy fees                     $   183,980       $    189,192      $    211,367     $    272,010
Reinsurance ceded                                (54,402)           (71,199)          (95,121)        (113,492)
                                             -----------------------------------------------------------------
  Net of reinsurance ceded                       129,578            117,993           116,246          158,518
Net investment income                            130,330            137,475           158,196          165,375
Realized investment gains (losses)                 (418)              1,143                61               44
Other income                                       4,762              8,906             8,222           10,894
                                             -----------------------------------------------------------------
Total revenues                                   264,252            265,517           282,725          334,831
Benefits and expenses                            225,484            221,536           233,871          287,061
                                             -----------------------------------------------------------------
Income before income tax                          38,768             43,981            48,854           47,770
Income tax expense                                13,181             14,954            16,610           16,242
Minority interest                                    804              1,497             1,810            2,282
                                             -----------------------------------------------------------------
Net income                                   $    24,783       $     27,530      $     30,434     $     29,246
                                             =================================================================
Operating income(1) per share - basic        $       .41       $        .43      $        .49     $        .46
Net income per share - basic                 $       .40       $        .44      $        .49     $        .46
Average shares outstanding - basic            62,317,466         62,462,192        62,463,876       62,471,394
                                             =================================================================
Operating income(1) per share - diluted      $       .41       $        .42      $        .49     $        .46
Net income per share - diluted               $       .40       $        .43      $        .49     $        .46
Average shares outstanding - diluted          62,669,264         62,843,476        62,904,976       62,976,766
                                             =================================================================

(1) Net income excluding realized investment gains and losses and related amortization.


REPORT OF INDEPENDENT ACCOUNTANTS

TO THE BOARD OF DIRECTORS AND SHARE OWNERS OF PROTECTIVE LIFE CORPORATION

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, share-owners' equity and of cash flows present fairly, in all material respects, the financial position of Protective Life Corporation and its subsidiaries at December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.






PricewaterhouseCoopers LLP
Birmingham, Alabama
February 11, 1999