Form 10-K, Exhibit 13
period 1999-12-31
PROTECTIVE LIFE CORP
filed 2000-03-28
CIK 355429

Exhibit 13

Management’s Discussion and Analysis of
Financial Condition and Results of Operations

This report includes “forward looking statements” which express expectations of future events and/or results. All statements based on future expectations rather than on historical facts are forward-looking statements that involve a number of risks and uncertainties, and the Company cannot give assurance that such statements will prove to be correct. Please refer to “Known Trends and Uncertainties” and “Other Developments” herein for more information about factors which could affect future results.

RESULTS OF OPERATIONS

The Company operates seven divisions whose principal strategic focuses can be grouped into three general categories: life insurance, specialty insurance products, and retirement savings and investment products. The Company’s Divisions are: Individual Life, West Coast, Acquisitions, Dental and Consumer Benefits (Dental), Financial Institutions, Stable Value Products, and Investment Products. The Company also has an additional business segment which is Corporate and Other.

PREMIUMS AND POLICY FEES

The following table sets forth for the periods shown the amount of premiums and policy fees, net of reinsurance (premiums and policy fees), and the percentage change from the prior period:

                        Premiums and Policy Fees

      Year Ended                 Amount                      Percentage
      December 31             (in thousands)                 Increase
-------------------------------------------------------------------------
         1997                   $522,335                        5.7%
         1998                    662,795                       26.9
         1999                    761,284                       14.9
=========================================================================

        In 1998, premiums and policy fees increased $140.5 million or 26.9% over 1997. The Individual Life Division’s premiums and policy fees decreased $1.3 million due to an increased use of reinsurance by the Division. The full year effect of the June 1997 acquisition of West Coast Life Insurance Company (West Coast) increased premiums and policy fees $8.3 million. In the Acquisitions Division, decreases in older acquired blocks resulted in a $9.5 million decrease in premiums and policy fees. The coinsurance of a block of policies from Lincoln National Corporation (Lincoln National) in October 1998, resulted in a $3.6 million increase in premiums and policy fees. The September 1998 acquisition of United Dental Care, Inc. (United Dental Care) resulted in a $53.3 million increase in premiums and policy fees. Premiums and policy fees related to the Dental Division’s other businesses increased $39.7 million. The full year effect of the September 1997 acquisition of Western Diversified and the coinsurance of a block of credit insurance policies by the Financial Institutions Division increased premiums and policy fees $49.8 million. The increase in premiums and policy fees from the Investment Products Division was $6.4 million.

        In 1999, premiums and policy fees increased $98.5 million or 14.9% over 1998. Premiums and policy fees in the Individual Life Division decreased $33.7 million due to an increased use of reinsurance by the Division. Premiums and policy fees from the West Coast Division increased $0.8 million. The West Coast Division has also increased its use of reinsurance. The full year effect of the October 1998 coinsurance of a block of policies from Lincoln National was a $29.0 million increase in premiums and policy fees in the Acquisitions Division, whereas decreases in older acquired blocks resulted in a $10.9 million decrease in premiums and policy fees. The full year effect of the September 1998 acquisition of United Dental Care resulted in a $69.0 million increase in premiums and policy fees in the Dental Division. Premiums and policy fees related to the Dental Division’s other businesses increased $43.0 million. Premiums and policy fees from the Financial Institutions Division decreased $4.3 million of which $11.0 million related to the normal decrease in premiums on closed blocks of policies acquired in prior years. Premiums and policy fees related to the Financial Institutions Division’s other businesses increased $6.7 million. The increase in premiums and policy fees from the Investment Products Division was $5.4 million.

NET INVESTMENT INCOME

The following table sets forth for the periods shown the amount of net investment income, the percentage change from the prior period, and the percentage earned on average cash and investments:

                      Net Investment Income
                                                                Percentage
                                                                  Earned
Year Ended           Amount                Percentage         on Average Cash
December 31      (in thousands)             Increase          and Investments
------------------------------------------------------------------------------
  1997              $591,376                 14.3%                  8.0%
  1998               636,396                  7.6                   7.7
  1999               676,401                  6.3                   7.6
=========================================================================

        Net investment income in 1998 increased $45.0 million or 7.6% over 1997, and in 1999 increased $40.0 million or 6.3% over 1998, primarily due to increases in the average amount of invested assets. Invested assets have increased primarily due to acquisitions, receiving stable value and annuity deposits, and the asset growth that results from the sale of various insurance products. The full year effect of the 1997 acquisitions of West Coast, Western Diversified, and a block of credit insurance policies resulted in an increase in net investment income of $43.1 million in 1998. The coinsurance of a block of policies from Lincoln National increased 1998 net investment income $6.0 million. The full year effect of the Lincoln National acquisition and the September 1999 recapture of a block of credit policies increased 1999 net investment income $18.8 million.

        The percentage earned on average cash and investments in 1998 was 7.7% and in 1999 was 7.6%, each below that of the preceding year due to a general decline in interest rates through the end of 1998. The rate of decrease slowed in 1999 as interest rates increased.

REALIZED INVESTMENT GAINS

The Company generally purchases its investments with the intent to hold to maturity by purchasing investments that match future cash flow needs. The sales of investments that have occurred generally result from portfolio management decisions to maintain proper matching of assets and liabilities. The following table sets forth realized investment gains (losses) for the periods shown: Realized Investment Gains (Losses) <pre>

           Year Ended                     Amount
            December 31                (in thousands)
------------------------------------------------------------------------------
              1997                     $     830
              1998                         3,121
              1999                        (1,057)
==============================================================================

        The Company has an allowance for uncollectible amounts on investments. The allowance totaled $24.8 million at December 31, 1998 and $21.1 million at December 31, 1999.

        Realized investment gains in 1998 of $37.1 million were largely offset by realized investment losses of $34.0 million. Realized investment losses include a $1.1 million net increase to the allowance for uncollectible amounts on investments.

        Realized investment losses in 1999 of $56.2 million were largely offset by realized investment gains of $55.1 million. Realized investment losses do not include $3.7 million of credit losses charged against the allowance for uncollectible amounts on investments.

OTHER INCOME

The following table sets forth other income for the periods shown:
                         Other Income
           Year Ended                      Amount
            December 31                (in thousands)
------------------------------------------------------------------------------
              1997                       $32,784
              1998                        64,103
              1999                        97,254
==============================================================================

        Other income consists primarily of revenues of the Company’s broker-dealer subsidiary and automobile service contract business, fees from variable insurance products, and revenues of the Company’s noninsurance subsidiaries. In 1998, revenues from the Company’s broker-dealer increased $13.8 million. The full year effect of the 1997 acquisition of Western Diversified increased other income $12.8 million. Other income from all other sources increased $4.7 million. In 1999, revenues from the Company’s broker-dealer subsidiary and automobile service contract business increased $14.3 million and $9.3 million, respectively. Other income from all other sources increased $9.6 million, including $3.1 million from Matrix Direct.

INCOME BEFORE INCOME TAX

The table below sets forth operating income or loss and income or loss before income tax by business segment for the periods shown:
                  Operating Income and Income Before
                   Income Tax Year Ended December 31

Amount (in thousands)                       1997          1998        1999
------------------------------------------------------------------------------
Operating Income (1),(2),(3)
Life Insurance
     Individual Life2                    $20,384        $29,230      $32,125
     West Coast                            8,202         20,983       26,063
     Acquisitions                         55,638         51,463       63,671
Specialty Insurance Products
     Dental                               16,259         21,480       39,353
     Financial Institutions               14,112         18,738       21,932
Retirement Savings and
  Investment Products
     Stable Value Products                28,116         30,780       29,465
     Investment Products                  11,347         12,567       12,491
Corporate and Other (3)                   15,022         14,640       16,923
------------------------------------------------------------------------------
Total operating income                   169,080        199,881      242,023
==============================================================================

Realized Investment
  Gains (Losses)
     Stable Value Products                (3,179)         1,609         (549)
     Investment Products                     589          1,318        1,446
     Unallocated Realized
       Investment Gains (Losses)           3,420            194       (1,954)
Related Amortization
  of Deferred Policy
  Acquisition Costs
     Investment Products                    (373)          (890)      (1,446)
------------------------------------------------------------------------------
Total net                                    457          2,231       (2,503)
==============================================================================
Income Before
  Income Tax (2),(3)
Life Insurance
     Individual Life (2)                  20,384         29,230       32,125
     West Coast                            8,202         20,983       26,063
     Acquisitions                         55,638         51,463       63,671
Specialty Insurance Products
     Dental                               16,259         21,480       39,353
     Financial Institutions               14,112         18,738       21,932
Retirement Savings and
  Investment Products
     Stable Value Products                24,937         32,389       28,916
     Investment Products                  11,563         12,995       12,491
Corporate and Other (3)                   15,022         14,640       16,923
Unallocated Realized
  Investment Gains (Losses)                3,420            194       (1,954)
------------------------------------------------------------------------------
Total income before
  income tax                            $169,537       $202,112     $239,520
==============================================================================

(1) Income before income tax excluding realized investment gains and losses and related amortization of deferred policy acquisition costs.

(2) Operating income and income before income tax for the Individual
Life Division have been reduced by pretax minority interest in income of consolidated subsidiaries of $117 in 1999.

(3) Operating income and income before income tax for the
Corporate and Other segment have been reduced by pretax minority interest in income of consolidated subsidiaries of $9,836 in 1997, $18,612 in 1998, and
$16,138 in 1999. Such minority interest relates to payments made on the
Company's MIPSsm, TOPrSsm, and FELINE PRIDESsm.

        The Individual Life Division’s 1998 pretax operating income was $29.2 million, $8.8 million above 1997. The Division’s mortality experience was at expected levels in 1998 and approximately $5.1 million more favorable than 1997. The Individual Life Division’s 1999 pretax operating income was $32.1 million, $2.9 million above 1998. The Division’s mortality experience was $1.3 million more favorable in 1999 as compared to 1998. The Division’s 1999 results also include expenses to develop new distribution channels.

        Headquartered in San Francisco, West Coast was acquired by the Company in June 1997. The Division’s 1998 pretax operating income was $21.0 million. In 1999, the Division had pretax operating income of $26.1 million, $5.1 million above 1998. This increase reflects the Division’s growth through sales.

        In the ordinary course of business, the Acquisitions Division regularly considers acquisitions of blocks of policies or smaller insurance companies. Blocks of policies acquired through the Division are usually administered as “closed” blocks; i.e., no new policies are being marketed. Therefore, earnings from the Acquisitions Division are normally expected to decline over time (due to the lapsing of policies resulting from deaths of insureds or terminations of coverage) unless new acquisitions are made.

        The Acquisitions Division’s 1998 pretax operating income decreased $4.2 million to $51.5 million, compared to 1997. The Division’s mortality experience was at expected levels in 1998 compared to being approximately $5.1 million better than expected in 1997. The Division’s 1999 pretax operating income was $63.7 million, $12.2 million above 1998. The full year effect of the October 1998 coinsurance of a block of policies from Lincoln National increased earnings $7.7 million in 1999. The Division’s mortality experience was approximately $8.9 million more favorable in 1999 than in 1998.

        The Dental Division’s 1998 pretax operating income was $21.5 million. Dental earnings were $13.9 million. In September 1998, the Company acquired United Dental Care, a leading provider of prepaid dental coverages. 1998 earnings include $5.1 million from United Dental Care. The Dental Division’s 1999 pretax operating income was $39.4 million. Dental earnings were $32.2 million. United Dental Care contributed earnings of $18.9 million in 1999. The pretax operating earnings of the Division’s other dental businesses increased $4.5 million to $13.3 million in 1999.

        The Financial Institutions Division’s 1998 pretax operating income increased $4.6 million to $18.7 million. Western Diversified and the coinsured block of policies represented $2.8 million of the increase. The Financial Institutions Division’s 1999 pretax operating income increased $3.2 million to $21.9 million. In September 1999, the Company recaptured a block of credit life and disability policies that it had previously ceded resulting in $2.7 million of earnings in 1999. The Division’s other lines of business improved $0.5 million in 1999.

        The Stable Value Products Division’s 1998 pretax operating income increased to $30.8 million due to increased investment income. The Stable Value Products Division’s 1999 pretax operating income decreased $1.3 million to $29.5 million. This decrease was primarily due to lower interest rate spreads. Realized investment gains associated with this Division in 1998 were $1.6 million as compared to a realized investment loss of $0.6 million in 1999. As a result, total pretax income was $32.4 million in 1998 and $28.9 million in 1999.

        The Investment Products Division’s 1998 pretax operating income was $12.6 million, an increase of $1.2 million over 1997. The Investment Products Division’s 1999 pretax operating income was $12.5 million, slightly below 1998. Realized investment gains, net of related amortization of deferred policy acquisition costs, were $0.4 million in 1998. The Division had no realized investment gains or losses (net of related amortization of deferred policy acquisition costs) in 1999. As a result, total pretax income was $13.0 million in 1998 and $12.5 million in 1999.

        The Corporate and Other segment consists primarily of net investment income on capital, interest expense on substantially all debt, earnings from various investment-related transactions, and the operations of several small subsidiaries. The segment’s 1998 pretax operating income was $14.6 million, slightly below the prior year. The segment’s 1999 pretax operating income increased to $16.9 million primarily due to growth in net investment income on capital.

INCOME TAX EXPENSE

The following table sets forth the effective income tax rates for the periods shown:
                       Income Tax Expense

   Year Ended December 31                Effective Income Tax Rates
------------------------------------------------------------------------------
          1997                                      34.0%
          1998                                      35.3
          1999                                      36.0
==============================================================================

        Management’s current estimate of the effective income tax rate for 2000 is approximately 36.0%.

NET INCOME BEFORE EXTRAORDINARY LOSS

The following table sets forth net income and net income per share for the periods shown:
                     Net Income Before Extraordinary Loss

                                                 Per
 Year Ended              Amount                 Share-           Percentage
 December 31         (in thousands)            Diluted            Increase
------------------------------------------------------------------------------
    1997               $111,993                 $1.78               21.9%
    1998                130,781                  2.04               14.6
    1999                153,090                  2.32               13.7
==============================================================================

        Net income per share-diluted in 1998 increased 14.6% over 1997 reflecting improved operating earnings in the Individual Life, West Coast, Dental, Financial Institutions, Stable Value Products, and Investment Products Divisions, and higher realized investment gains (net of related amortization of deferred policy acquisition costs), which were partially offset by lower operating earnings in the Acquisitions Division and the Corporate and Other segment. Net income before extraordinary loss per share-diluted in 1999 increased 13.7% over 1998, reflecting improved operating earnings in the Individual Life, West Coast, Acquisitions, Dental, Financial Institutions, and Investment Products Divisions, which were partially offset by lower operating earnings in the Stable Value Products Division and the Corporate and Other segment, and realized investment losses (net of related amortization of deferred policy acquisition costs).

EXTRAORDINARY LOSS

On June 30, 1999, the Company caused PLC Capital L.L.C. (“PLC Capital”), a special purpose finance subsidiary, to redeem its $55 million of 9% Cumulative Monthly Income Preferred Securities, Series A (“MIPS”). In a related transaction, the Company redeemed its $69.6 million of Subordinated Debentures which were held by PLC Capital. The redemption resulted in an extraordinary loss of $1.8 million or $0.03 per share on both a basic and diluted basis. The extraordinary loss was comprised primarily of unamortized deferred debt issue costs and losses related to the termination of related interest rate swap agreements, net of an income tax benefit of $0.9 million.

KNOWN TRENDS AND UNCERTAINTIES

The operating results of companies in the life and health insurance industry have historically been subject to significant fluctuations due to changing competition, economic conditions, interest rates, investment performance, insurance ratings, and other factors. Certain known trends and uncertainties which may affect future results of the Company are discussed more fully below. Please also refer to Other Developments herein.

· We operate in a mature, highly competitive industry, which could limit our ability to gain or maintain our position in the industry. Life and health insurance is a mature industry. In recent years, the industry has experienced little growth in life insurance sales, though the aging population has increased the demand for retirement savings products. Life and health insurance is a highly competitive industry and the Company encounters significant competition in all lines of business from other insurance companies, many of which have greater financial resources than the Company, as well as competition from other providers of financial services.

        The life and health insurance industry is consolidating with larger, potentially more efficient organizations emerging from consolidation. Also, some mutual insurance companies are converting to stock ownership, which will give them greater access to capital markets. Additionally, commercial banks, insurance companies, and investment banks may now combine, provided certain requirements are satisfied.

        The Company’s ability to compete is dependent upon, among other things, its ability to attract and retain distribution channels to market its insurance and investment products, its ability to develop competitive and profitable products, its ability to maintain low unit costs, and its maintenance of strong ratings from rating agencies. However, irrational competition from other insurers could adversely affect the Company’s competitive position.

· A ratings downgrade could adversely affect our ability to compete. Ratings are an important factor in the Company’s competitive position. Rating organizations periodically review the financial performance and condition of insurers, including the Company’s insurance subsidiaries. A downgrade in the ratings of the Company’s life insurance subsidiaries could adversely affect the Company’s ability to sell its products, retain existing business, and compete for attractive acquisition opportunities.

        Rating organizations assign ratings based upon several factors. While most of the factors relate to the rated company, some of the factors relate to general economic conditions and circumstances outside the rated company’s control. For the past several years, rating downgrades in the industry have exceeded upgrades.

· Our policy claims fluctuate from year to year. The Company’s results may fluctuate from year to year due to fluctuations in policy claims received by the Company.

· We could be forced to sell illiquid investments at a loss to cover policyholder withdrawals. Many of the products offered by the Company’s insurance subsidiaries allow policyholders and contractholders to withdraw their funds under defined circumstances. The subsidiaries manage their liabilities and configure their investment portfolios so as to provide and maintain sufficient liquidity to support anticipated withdrawal demands and contract benefits and maturities. While the Company’s life insurance subsidiaries own a significant amount of liquid assets, a certain portion of their assets are relatively illiquid. Unanticipated withdrawal or surrender activity could, under some circumstances, compel the Company’s insurance subsidiaries to dispose of illiquid assets on unfavorable terms, which could have an adverse effect on the Company.

· Interest-rate fluctuations could negatively affect our spread income. Significant changes in interest rates expose insurance companies to the risk of not earning anticipated spreads between the interest rate earned on investments and the credited interest rates paid on outstanding policies. Both rising and declining interest rates can negatively affect the Company’s spread income. While the Company develops and maintains asset/liability management programs and procedures designed to preserve spread income in rising or falling interest rate environments, no assurance can be given that changes in interest rates will not affect such spreads.

        Lower interest rates may result in lower sales of certain of the Company’s insurance and investment products. In addition, certain of the Company’s insurance and investment products guarantee a minimum credited interest rate.

· Insurance companies are highly regulated. The Company’s insurance subsidiaries are subject to government regulation in each of the states in which they conduct business. Such regulation is vested in state agencies having broad administrative power dealing with many aspects of the insurance business, which may include premium rates, marketing practices, advertising, policy forms, and capital adequacy, and is concerned primarily with the protection of policyholders rather than share owners. The Company cannot predict what regulatory initiatives may be enacted which could adversely affect the Company.

        The Company’s insurance subsidiaries act as fiduciaries and are subject to regulation by the United States Department of Labor when providing a variety of products and services to employee benefit plans governed by the Employment Retirement Income Security Act (ERISA). Severe penalties are imposed on insurers that breach their fiduciary duties to the plans under ERISA.

        Certain policies, contracts, and annuities offered by the Company’s insurance subsidiaries are subject to regulation under the federal securities laws administered by the Securities and Exchange Commission. The federal securities laws contain regulatory restrictions and criminal, administrative, and private remedial provisions.

· A tax law change could adversely affect our ability to compete with non-insurance products. Under the Internal Revenue Code of 1986, as amended (the Code), income tax payable by policyholders on investment earnings is deferred during the accumulation period of certain life insurance and annuity products. This favorable tax treatment may give certain of the Company’s products a competitive advantage over other non-insurance products. To the extent that the Code is revised to reduce the tax-deferred status of life insurance and annuity products, or to increase the tax-deferred status of competing products, all life insurance companies, including the Company’s subsidiaries, would be adversely affected with respect to their ability to sell such products, and, depending upon grandfathering provisions, the surrenders of existing annuity contracts and life insurance policies. The Company cannot predict what tax initiatives may be enacted which could adversely affect the Company.

        In addition, life insurance products are often used to fund estate tax obligations. If the estate tax were eliminated, the demand for certain life insurance products could be adversely affected.

· Financial services companies are frequently the targets of litigation, including class action litigation, which could result in substantial judgments. A number of civil jury verdicts have been returned against insurers in the jurisdictions in which the Company does business involving the insurers’ sales practices, alleged agent misconduct, failure to properly supervise agents, and other matters. Increasingly these lawsuits have resulted in the award of substantial judgments against the insurer that are disproportionate to the actual damages, including material amounts of punitive damages. In some states, including Alabama (where the Company maintains its headquarters), juries have substantial discretion in awarding punitive and non-economic compensatory damages, which creates the potential for unpredictable material adverse judgments in any given lawsuit. In addition, in some class action and other lawsuits involving insurers’ sales practices, insurers have made material settlement payments. The Company, like other financial services companies, in the ordinary course of business, is involved in such litigation or, alternatively, in arbitration. The outcome of any such litigation or arbitration cannot be predicted.

· Our investments are subject to risks. Certain of the Company’s invested assets (including derivative financial instruments) are subject to customary risks of credit defaults and changes in market values. The value of the Company’s commercial mortgage portfolio depends in part on the financial condition of the tenants occupying the properties which the Company has financed. Factors that may affect the overall default rate on, and market value of, the Company’s invested assets include interest rate levels, financial market performance, and general economic conditions, as well as particular circumstances affecting the businesses of individual borrowers and tenants.

· Our growth from acquisitions involves risks. The Company’s acquisitions have increased its earnings in part by allowing the Company to enter new markets and to position itself to realize certain operating efficiencies associated with economies of scale. There can be no assurance, however, that the Company will realize the anticipated financial results from its acquisitions, or that suitable acquisitions, presenting opportunities for continued growth and operating efficiencies, or capital to fund acquisitions will continue to be available to the Company.

· We are dependent on the performance of others. The Company’s results may be affected by the performance of others because the Company has entered into various ventures involving other parties. Examples include, but are not limited to the following: many of the Company’s products are sold through independent distribution channels; the Investment Products Division’s variable annuity deposits are invested in funds managed by third parties; dental services are performed by a contracted network of independent dentists; and a portion of the sales in the Individual Life, West Coast, and Financial Institutions Divisions comes from arrangements with unrelated marketing organizations.

        As with all financial services companies, our ability to conduct business is dependent upon consumer confidence in the industry and its products. Actions of competitors, and financial difficulties of other companies in the industry, could undermine consumer confidence and adversely affect the Company.

· Year 2000 computer issues may adversely affect us. As of February 29, 2000, the Company has had no Year 2000 issues which have impaired its operations. Although the Company believes it has made all of the modifications necessary for its systems to process transactions dated beyond 1999, it is possible that Year 2000 issues involving the Company or its service providers may emerge during 2000. Therefore, there can be no assurances that the Year 2000 issue will not otherwise adversely affect the Company.

        Should some of the Company’s systems become unavailable due to Year 2000 problems, in a reasonably likely worst case scenario, the Company could experience delays in its ability to perform certain functions, but does not expect to be unable to perform critical functions or to otherwise conduct business. However, other worst case scenarios could have an adverse effect on the Company and its operations.

· Our reinsurance program involves risks. The Company’s insurance subsidiaries cede insurance to other insurance companies through reinsurance. However, the Company remains liable with respect to ceded insurance should any reinsurer fail to meet the obligations ceded to it. The cost of reinsurance is, in some cases, reflected in the premium rates charged by the Company. Under certain reinsurance agreements, the reinsurer may increase the rate it charges the Company for the reinsurance, though the Company does not anticipate increases to occur. Therefore, if the cost of reinsurance were to increase or if reinsurance were to become unavailable, the Company could be adversely affected.

        Additionally, the Company assumes policies of other insurers. Any regulatory or other adverse development affecting the ceding insurer could also have an adverse effect on the Company.

RECENTLY ISSUED ACCOUNTING STANDARDS

The Financial Accounting Standards Board has issued Statement of Financial Accounting Standards (SFAS) No. 133, “Accounting for Derivative Instruments and Hedging Activities.” Effective January 1, 2001, SFAS No. 133 will require the Company to report derivative financial instruments on the balance sheet and to carry such derivatives at fair value. The fair values of derivatives increase or decrease as interest rates change. Under SFAS No. 133, changes in fair value are reported as a component of net income or as a change to share-owners’ equity, depending upon the nature of the derivative. Although the adoption of SFAS No. 133 will not affect the Company’s operations, adoption will introduce volatility into the Company’s reported net income and share-owners’ equity as interest rates change. The Company has not estimated the potential effect SFAS No. 133 will have on its net income and share-owners’ equity.

        In 1999, the Company adopted SFAS No. 134, “Accounting for Mortgage-Backed Securities Retained after the Securitization of Mortgage Loans Held for Sale by a Mortgage Banking Enterprise,” and Statement of Position 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use,” and Statement of Position 97-3, “Accounting by Insurance and Other Enterprises for Insurance-Related Assessments” issued by the American Institute of Certified Public Accountants. The adoption of these accounting standards did not have a material effect on the Company’s financial condition.

LIQUIDITY AND CAPITAL RESOURCES

The Company’s operations usually produce a positive cash flow. This cash flow is used to fund an investment portfolio to finance future benefit payments. Since future benefit payments largely represent medium- and long-term obligations reserved using certain assumed interest rates, the Company’s investments are predominantly in medium- and long-term, fixed-rate investments such as bonds and mortgage loans.

INVESTMENTS

The Company generally purchases its investments with the intent to hold to maturity by purchasing investments that match future cash flow needs. However, the Company may sell any of its investments to maintain proper matching of assets and liabilities. Accordingly, the Company has classified its fixed maturities and certain other securities as “available for sale.”

        The Company’s investments in debt and equity securities are reported at market value, and investments in mortgage loans are reported at amortized cost. At December 31, 1999, the Company’s fixed maturity investments (bonds and redeemable preferred stocks) had a market value of $6,311.8 million, which is 3.7% below amortized cost (less allowances for uncollectible amounts on investments) of $6,554.1 million. The Company had $1,946.0 million in mortgage loans at December 31, 1999. While the Company’s mortgage loans do not have quoted market values, at December 31, 1999, the Company estimates the market value of its mortgage loans to be $1,909.0 million (using discounted cash flows from the next call date), which is 1.9% below amortized cost. Most of the Company’s mortgage loans have significant prepayment penalties. These assets are invested for terms approximately corresponding to anticipated future benefit payments. Thus, market fluctuations are not expected to adversely affect liquidity.

        At December 31, 1998, the Company’s fixed maturity investments had a market value of $6,437.8 million, which was 1.7% above amortized cost of $6,329.9 million. The Company estimated the market value of its mortgage loans to be $1,774.4 million at December 31, 1998, which was 9.3% above amortized cost of $1,622.9 million.

        The following table sets forth the estimated market values of the Company’s fixed maturity investments and mortgage loans resulting from a hypothetical immediate 1 percentage point increase in interest rates from levels prevailing at December 31, and the percent change in market value the following estimated market values would represent.

                       Estimated Market Values Resulting From An
                          Immediate 1 Percentage Point Increase
                                     In Interest Rates

                                    Amount                              Percent
At December 31, 1998            (in millions)                            Change
------------------------------------------------------------------------------
Fixed maturities                    $6,220.8                             (3.4)%
Mortgage loans                       1,703.8                             (4.0)
===============================================================================

At December 31, 1999
------------------------------------------------------------------------------
Fixed maturities                    $6,053.0                             (4.1)%
Mortgage loans                       1,825.0                             (4.4)
==============================================================================

        Estimated market values were derived from the durations of the Company’s fixed maturities and mortgage loans. Duration measures the relationship between changes in market value to changes in interest rates. While these estimated market values generally provide an indication of how sensitive the market values of the Company’s fixed maturities and mortgage loans are to changes in interest rates, they do not represent management’s view of future market changes, and actual market results may differ from these estimates.

        For several years the Company has offered a type of commercial mortgage loan under which the Company will permit a slightly higher loan-to-value ratio in exchange for a participating interest in the cash flows from the underlying real estate. As of December 31, 1999, approximately $501.2 million of the Company’s mortgage loans have this participation feature.

        At December 31, 1999, delinquent mortgage loans and foreclosed properties were 0.3% of invested assets. Bonds rated less than investment grade were 3.1% of invested assets. The Company does not expect these investments to adversely affect its liquidity or ability to maintain proper matching of assets and liabilities. The Company’s allowance for uncollectible amounts on investments was $21.1 million at December 31, 1999.

        Policy loans at December 31, 1999, were $232.1 million, a decrease of $0.5 million from December 31, 1998. Policy loan rates are generally in the 4.5% to 8.0% range. Such rates at least equal the assumed interest rates used for future policy benefits.

        In the ordinary course of its commercial mortgage lending operations, the Company will commit to provide a mortgage loan before the property to be mortgaged has been built or acquired. The mortgage loan commitment is a contractual obligation to fund a mortgage loan when called upon by the borrower. The commitment is not recognized in the Company’s financial statements until the commitment is actually funded. The mortgage loan commitment contains terms, including the rate of interest.

        At December 31, 1999, the Company had outstanding mortgage loan commitments of $552.6 million, with an estimated fair value of $531.0 million (using discounted cash flows from the first call date). At December 31, 1998, the Company had outstanding commitments of $715.9 million with an estimated fair value of $752.6 million. The following table sets forth the estimated fair value of the Company’s mortgage loan commitments resulting from a hypothetical immediate 1 percentage point increase in interest rate levels prevailing at December 31, and the percent change in fair value the following estimated fair values would represent.

                       Estimated Fair Values Resulting From An
                        Immediate 1 Percentage Point Increase
                                    In Interest Rates

                                  Amount                       Percent
At December 31                 (in millions)                    Change
------------------------------------------------------------------------------
1998                               $713.9                        (5.1)%
1999                                503.4                        (5.2)
==============================================================================

        The estimated fair values were derived from the durations of the Company’s outstanding mortgage loan commitments. While these estimated fair values generally provide an indication of how sensitive the fair value of the Company’s outstanding commitments are to changes in interest rates, they do not represent management’s view of future market changes, and actual market results may differ from these estimates.

LIABILITIES

Many of the Company’s products contain surrender charges and other features that reward persistency and penalize the early withdrawal of funds. Surrender charges for these products generally are sufficient to cover the Company’s unamortized deferred policy acquisition costs with respect to the policy being surrendered. Certain stable value and annuity contracts have market-value adjustments that protect the Company against investment losses if interest rates are higher at the time of surrender than at the time of issue.

        At December 31, 1999, the Company had policy liabilities and accruals of $5,078.1 million. The Company’s life insurance products have a weighted average minimum credited interest rate of approximately 4.4%.

        At December 31, 1999, the Company had $2,680.0 million of stable value account balances with an estimated fair value of $2,649.6 million (using discounted cash flows), and $1,639.2 million of annuity account balances with an estimated fair value of $1,599.0 million (using surrender value).

        At December 31, 1998, the Company had $2,691.7 million of stable value account balances with an estimated fair value of $2,751.0 million, and $1,519.8 million of annuity account balances with an estimated fair value of $1,513.1 million.

        The following table sets forth the estimated fair values of the Company’s stable value and annuity account balances resulting from a hypothetical immediate 1 percentage point decrease in interest rates from levels prevailing at December 31, and the percent change in fair value the following estimated fair values would represent.

                           Estimated Fair Values Resulting From An
                            Immediate 1 Percentage Point Decrease
                                       In Interest Rates

                                              Amount                  Percent
At December 31, 1998                      (in millions)                Change
------------------------------------------------------------------------------
Stable value account balances               $2,791.7                    1.5%
Annuity account balances                     1,565.5                    3.5
==============================================================================

At December 31, 1999
------------------------------------------------------------------------------
Stable value account balances               $2,692.0                    1.6%
Annuity account balances                     1,658.2                    3.7
==============================================================================

        Estimated fair values were derived from the durations of the Company’s stable value and annuity account balances. While these estimated fair values generally provide an indication of how sensitive the fair values of the Company’s stable value and annuity account balances are to changes in interest rates, they do not represent management’s view of future market changes, and actual market results may differ from these estimates.

        Approximately one-fourth of the Company’s liabilities relate to products (primary whole life insurance), the profitability of which could be affected by changes in interest rates. The effect of such changes in any one year is not expected to be material.

DERIVATIVE FINANCIAL INSTRUMENTS

The Company has not used derivative financial instruments for trading purposes. Combinations of interest rate swap contracts, options, and futures contracts are sometimes used as hedges against changes in interest rates for certain investments, primarily outstanding mortgage loan commitments, mortgage loans, and mortgage-backed securities, and liabilities arising from interest-sensitive products.

        The Company uses interest rate swap contracts, swaptions (options to enter into interest rate swap contracts), caps, and floors to convert certain investments and liabilities from a variable rate of interest to a fixed rate of interest, and from a fixed rate to a variable rate of interest, and to convert a portion of its Senior Notes, Medium-Term Notes, Monthly Income Preferred Securities, and 8.25% Trust Originated Preferred Securities from a fixed rate to a variable rate of interest. Swap contracts are also used to alter the effective durations of assets and liabilities.

        At December 31, 1999, contracts with a notional amount of $1,598.9 million were in a $3.7 million net unrealized loss position. At December 31, 1998, contracts with a notional amount of $1,948.1 million were in an $11.6 million net unrealized gain position. The Company recognized $3.8 million in realized investment losses and $3.2 million in realized investment gains related to derivative financial instruments in 1999 and 1998, respectively.

        The following table sets forth the notional amount and net unrealized gains and losses of the Company’s derivative financial instruments at December 31, and the estimated net unrealized gains and losses resulting from a hypothetical immediate plus and minus 1 percentage point change in interest rates from levels prevailing at December 31.

                         Derivative Financial Instruments
                                                       Net Unrealized Gain(Loss)
                                                       -------------------------
                                                           Resulting From An
                                                       Immediate +/-1 Percentage
                                        At                    Point Change
                        Notional     December 31,           in Interest Rates
                         Amount        1998                   +1%           -1%
                                            (in millions)
-------------------------------------------------------------------------------
Options
     Puts              $   975.0       $(0.5)               $   1.2      $  0.0
Fixed to floating
     Swaps                 415.3        (4.7)                  (2.3)       (7.5)
     Swaptions              35.0         0.8                   (0.8)       (1.0)
     Caps                   95.0         0.1                   (0.2)        0.0
     Floors                 35.0        (0.6)                  (0.2)       (1.4)
Floating to fixed
     Swaps                 392.8        16.5                    2.9        30.9
-------------------------------------------------------------------------------
                        $1,948.1       $11.6                $   0.6       $21.0
===============================================================================

                                                        Net Unrealized Gain(Loss)
                                                       -------------------------
                                                           Resulting From An
                                                       Immediate +/-1 Percentage
                                        At                    Point Change
                        Notional     December 31,           in Interest Rates
                         Amount        1999                   +1%           -1%
                                            (in millions)
-------------------------------------------------------------------------------

Options
     Calls             $   450.0       $(1.4)               $  (1.5)      $(1.2)
Fixed to floating
     Swaps                 400.0        (2.6)                  (4.5)       (1.3)
     Swaptions              35.0         0.5                   (0.2)        0.8
     Caps                   95.0         0.2                    0.7         0.1
     Floors                 35.0        (0.1)                   0.0        (0.2)
Floating to fixed
     Swaps                 583.9        (0.3)                 (28.7)       30.5
-------------------------------------------------------------------------------
                        $1,598.9       $(3.7)                $(34.2)      $28.7
===============================================================================

        Estimated unrealized gains and losses were derived using pricing models specific to derivative financial instruments. While these estimated unrealized gains and losses generally provide an indication of how sensitive the Company’s derivative financial instruments are to changes in interest rates, they do not represent management’s view of future market changes, and actual market results may differ from these estimates.

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

        The Company’s asset/liability management programs and procedures involve the monitoring of asset and liability durations for various product lines; cash flow testing under various interest rate scenarios; and the continuous rebalancing of assets and liabilities with respect to duration, yield, risk, and cash flow characteristics. It is the Company’s policy to generally maintain asset and liability durations within one half year of one another, although, from time to time, a broader interval may be allowed.

        Cash outflows related to stable value contracts (primarily maturing contracts, scheduled interest payments, and expected withdrawals) were approximately $1,140 million during 1999. Cash outflows related to stable value contracts are estimated to be approximately $979 million in 2000. At December 31, 1999, the Company had $55.0 million, $50.0 million, and $101.0 million of stable value contracts which may be terminated by the contractholder upon seven, thirty, and ninety days notice, respectively. The Company’s asset/liability management programs and procedures take into account maturing contracts and expected withdrawals. Accordingly, the Company does not expect stable value contract related cash outflows to have an unusual effect on the future operations and liquidity of the Company.

        The life insurance subsidiaries were committed at December 31, 1999, to fund mortgage loans in the amount of $552.6 million. The Company’s subsidiaries held $161.7 million in cash and short-term investments at December 31, 1999. Protective Life Corporation had an additional $3.6 million in cash and short-term investments available for general corporate purposes.

        While the Company generally anticipates that the cash flow of its subsidiaries will be sufficient to meet their investment commitments and operating cash needs, the Company recognizes that investment commitments scheduled to be funded may, from time to time, exceed the funds then available. Therefore, the Company has arranged sources of credit for its insurance subsidiaries to use when needed. The Company expects that the rate received on its investments will equal or exceed its borrowing rate. Additionally, the Company may, from time to time, sell short-duration stable value contracts to complement its cash management practices.

        The Company has also used securitization transactions to increase its liquidity. In 1997, the Company sold $445 million of its commercial mortgage loans in a securitization transaction. Proceeds from the sale consisted of cash of $328 million, net of expenses, and securities issued in the securitization transaction of approximately $110 million. In 1998, the Company sold $146 million of loans, receiving cash of $104 million and securities of approximately $42 million. In 1999, the Company sold $263 million of loans, receiving cash of $220 million and securities of approximately $43 million.

CAPITAL

At December 31, 1999, Protective Life Corporation had $59.0 million of borrowings outstanding under its $70.0 million revolving line of credit and an additional $55.0 million of bank borrowings at a combined weighted average interest rate of 6.7%. The proceeds of the $55.0 million term loan were used to redeem the MIPS. The remaining $9.0 million increase in borrowing by Protective Life Corporation since December 31, 1998, was used for general corporate purposes.

        Protective Life Corporation’s cash flow is dependent on cash dividends and payments on surplus notes from its subsidiaries, revenues from investment, data processing, legal and management services rendered to subsidiaries, and investment income. At December 31, 1999, approximately $408.3 million of consolidated share-owners’ equity, excluding net unrealized investment gains and losses, represented net assets of the Company’s insurance subsidiaries that cannot be transferred to Protective Life Corporation. In addition, the states in which the Company’s insurance subsidiaries are domiciled impose certain restrictions on the insurance subsidiaries’ ability to pay dividends to Protective Life Corporation.

        The Company plans to retain substantial portions of the earnings of its insurance subsidiaries in those companies primarily to support their future growth. Protective Life Corporation’s cash disbursements have, from time to time, exceeded its cash receipts, and these shortfalls have been funded through various external financings. Therefore, Protective Life Corporation may, from time to time, require additional external financing.

        To give the Company flexibility in connection with future acquisitions and other growth opportunities, the Company has registered debt securities, preferred and common stock, and stock purchase contracts of Protective Life Corporation, and additional preferred securities of special purpose finance subsidiaries under the Securities Act of 1933 on a delayed (or shelf) basis.

        In connection with the acquisition of United Dental Care, the Company issued 2,660,165 shares of Company Common Stock in 1998.

A life insurance company’s statutory capital is computed according to rules prescribed by the National Association of Insurance Commissioners (NAIC), as modified by the insurance company’s state of domicile. Statutory accounting rules are different from generally accepted accounting principles and are intended to reflect a more conservative view by, for example, requiring immediate expensing of policy acquisition costs. The NAIC’s risk-based capital requirements require insurance companies to calculate and report information under a risk-based capital formula. The achievement of long-term growth will require growth in the statutory capital of the Company’s insurance subsidiaries. The subsidiaries may secure additional statutory capital through various sources, such as retained statutory earnings or equity contributions by the Company.

OTHER DEVELOPMENTS

The NAIC has adopted the Codification of Statutory Accounting Principles (Codification). The Codification changes current statutory accounting rules in several areas. The Company has not estimated the potential effect the Codification may have on the statutory capital of the Company’s insurance subsidiaries. The Codification will become effective January 1, 2001.

        The NAIC has adopted a model regulation, commonly referred to as “Triple X” (i.e., Roman numeral XXX), for universal life and level premium term and term-like insurance products. Over half of the states have already adopted Triple X effective January 1, 2000, or have indicated they plan to adopt Triple X in 2000. Triple X potentially increases the amount of regulatory capital employed in the sale of these products. Insurers may react to Triple X by changing product features and/or premium rates, or by maintaining the status quo. Therefore, the regulatory and competitive environments are unclear. The Company has assessed the probable impact of Triple X on its products and has introduced new products in response to Triple X. The Company cannot predict what effect Triple X may have on its life insurance sales, or how its response to Triple X will affect its competitive position.

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

        Legislation has been enacted that permits commercial banks, insurance companies, and investment banks to combine, provided certain requirements are satisfied. While the Company cannot predict the impact of this legislation, it could cause the Company to experience increased competition as larger, potentially more efficient organizations emerge from such combinations.

        During 1999, an unrelated insurer was placed under insurance department supervision due to its inability to redeem approximately $6.8 billion of contracts under which contractholders could terminate the contracts upon seven or thirty days notice. The Company cannot predict what effect this unrelated insurer’s difficulties will have on certain stable value product markets in which the Company participates.

        During 1999, most financial services companies, including the Company, experienced a decrease in the market price of their common stock. Although the Company believes it has sufficient, internally generated capital to fund its immediate growth and capital needs, a lower stock price may limit the Company’s ability to raise capital to fund other growth opportunities and acquisitions.

        The President’s fiscal year 2001 budget contains proposals that, if enacted, could adversely affect the life insurance industry. The proposals represent $12.9 billion in new taxes on the life insurance industry. Most of the proposals were proposed and defeated in the 2000 budget. One proposal would tax the balances accumulated in a tax memorandum account designated as Policyholders’ Surplus. The Company’s accumulation in this account at December 31, 1999, was approximately $70.5 million. A second proposal would require insurers to capitalize higher percentages of acquisition expenses for tax purposes, resulting in the earlier payment of tax. A third proposal would reduce the attractiveness of corporate-owned life insurance products. The Company has not estimated the potential effect these proposals may have on the Company.

YEAR 2000 DISCLOSURE

The Company began work on the Year 2000 problem in 1995. The Company cannot specifically identify all of the costs to develop and implement its Year 2000 plan. The costs of new systems to replace non-compliant systems have been capitalized in the ordinary course of business. Other costs have been expensed as incurred. Those costs that have been specifically identified as relating to the Year 2000 problem total $5.2 million. The Company’s Year 2000 efforts have not adversely affected its normal procurement and development of information technology.

        As of February 29, 2000, the Company has had no Year 2000 issues which have impaired its operations. Although the Company believes it has made all of the modifications necessary for its systems to process transactions dated beyond 1999, it is possible that Year 2000 issues involving the Company or its service providers may emerge during 2000. Therefore, there can be no assurances that the Year 2000 issue will not otherwise adversely affect the Company.

        Should some of the Company’s systems become unavailable due to Year 2000 problems, in a reasonably likely worst case scenario, the Company could experience delays in its ability to perform certain functions, but does not expect to be unable to perform critical functions or to otherwise conduct business.

IMPACT OF INFLATION

Inflation increases the need for life insurance. Many policyholders who once had adequate insurance programs may increase their life insurance coverage to provide the same relative financial benefits and protection. Higher interest rates may result in higher sales of certain of the Company’s investment products.

        The higher interest rates that have traditionally accompanied inflation could also affect the Company’s operations. Policy loans increase as policy loan interest rates become relatively more attractive. As interest rates increase, disintermediation of stable value and annuity account balances and individual life policy cash values may increase. The market value of the Company’s fixed-rate, long-term investments may decrease, the Company may be unable to implement fully the interest rate reset and call provisions of its mortgage loans, and the Company’s ability to make attractive mortgage loans, including participating mortgage loans, may decrease. In addition, participating mortgage loan income may decrease. The difference between the interest rate earned on investments and the interest rate credited to life insurance and investment products may also be adversely affected by rising interest rates.

        Inflation also increases the level of claims of the Company’s dental and cancer insurance products.

Report of Independent Accountants

TO THE BOARD OF DIRECTORS AND SHARE OWNERS OF PROTECTIVE LIFE CORPORATION

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, share-owners’ equity and of cash flows present fairly, in all material respects, the financial position of Protective Life Corporation and its subsidiaries at December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/PRICEWATERHOUSECOOPERS LLP
--------------------------------
PricewaterhouseCoopers LLP

Birmingham, Alabama
February 23, 2000

                                                      Protective Life Corporation
                                                   Consolidated Statements of Income
Year Ended December 31
(Dollars in thousands except per share amounts)                             1999                 1998              1997
========================================================================================================================

Revenues
Premiums and policy fees                                              $1,299,317           $1,122,010      $    856,549
Reinsurance ceded                                                       (538,033)            (459,215)         (334,214)
------------------------------------------------------------------------------------------------------------------------
     Net of reinsurance ceded                                            761,284              662,795           522,335
Net investment income                                                    676,401              636,396           591,376
Realized investment gains (losses)                                        (1,057)               3,121               830
Other income                                                              97,254               64,103            32,784
------------------------------------------------------------------------------------------------------------------------
Total revenues                                                         1,533,882            1,366,415         1,147,325
------------------------------------------------------------------------------------------------------------------------
Benefits and expenses
Benefits and settlement expenses (net of reinsurance ceded:
     1999 - $344,474; 1998 - $330,494; 1997 - $180,605)                  864,582              785,765           683,108
Amortization of deferred policy acquisition costs                        104,912              111,188           107,227
Amortization of goodwill                                                   5,584                2,778             1,410
Other operating expenses (net of reinsurance ceded:
     1999 - $150,570; 1998 - $166,375; 1997 - $90,045)                   303,029              245,960           176,207
------------------------------------------------------------------------------------------------------------------------
     Total benefits and expenses                                       1,278,107            1,145,691           967,952
------------------------------------------------------------------------------------------------------------------------
Income before income tax                                                 255,775              220,724           179,373
------------------------------------------------------------------------------------------------------------------------
Income tax expense
Current                                                                   56,949               48,807            78,799
Deferred                                                                  35,130               29,038           (17,812)
------------------------------------------------------------------------------------------------------------------------
     Total income tax expense                                             92,079               77,845            60,987
------------------------------------------------------------------------------------------------------------------------
Income before minority interest                                          163,696              142,879           118,386
Minority interest in income of consolidated subsidiaries                  10,606               12,098             6,393
------------------------------------------------------------------------------------------------------------------------
Income before extraordinary loss                                         153,090              130,781           111,993
Extraordinary loss on early
     extinguishment of debt, net of income tax                             1,763
------------------------------------------------------------------------------------------------------------------------
Net income                                                           $   151,327          $   130,781      $    111,993
========================================================================================================================
Income before extraordinary loss per share - basic                   $     2.34          $      2.06       $       1.79
Net income per share - basic                                         $     2.31          $      2.06       $       1.79
Income before extraordinary loss per share - diluted                 $     2.32          $      2.04       $       1.78
Net income per share - diluted                                       $     2.29          $      2.04       $       1.78
------------------------------------------------------------------------------------------------------------------------
Cash dividends paid per share                                        $      .47          $       .43       $        .39
========================================================================================================================
See Notes to Consolidated Financial Statements.

                                                 Protective Life Corporation
                                                      Consolidated Balance Sheets
December 31
(Dollars in thousands)                                                                            1999               1998
==========================================================================================================================
Assets
Investments:
     Fixed maturities, at market (amortized cost: 1999 - $6,554,069; 1998 - $6,329,899)     $6,311,822         $6,437,756
     Equity securities, at market (cost: 1999 - $37,842; 1998 - $15,151)                        36,446             12,258
     Mortgage loans                                                                          1,945,990          1,622,903
     Investment real estate, net of accumulated depreciation (1999 - $1,014; 1998 - $782)       15,582             14,868
     Policy loans                                                                              232,126            232,670
     Other long-term investments                                                                66,386             69,906
     Short-term investments                                                                    113,657            216,249
--------------------------------------------------------------------------------------------------------------------------
     Total investments                                                                       8,722,009          8,606,610
Cash                                                                                            51,642              9,486
Accrued investment income                                                                      103,387            102,359
Accounts and premiums receivable, net of allowance for uncollectible amounts
     (1999 - $2,540; 1998 - $4,304)                                                             80,130             40,794
Reinsurance receivables                                                                        860,122            756,370
Deferred policy acquisition costs                                                            1,011,524            841,425
Goodwill                                                                                       218,483            202,615
Property and equipment                                                                          57,489             50,585
Other assets                                                                                    66,950             76,211
Assets related to separate accounts
     Variable annuity                                                                        1,778,618          1,285,952
     Variable universal life                                                                    40,293             13,606
     Other                                                                                       3,517              3,482
-------------------------------------------------------------------------------------------------------------------------

                                                                                           $12,994,164        $11,989,495
=========================================================================================================================
See Notes to Consolidated Financial Statements.

                                                      Protective Life Corporation
                                                      Consolidated Balance Sheets
 December 31
(Dollars in thousands)                                                                                   1999          1998
===============================================================================================================================
Liabilities
Policy liabilities and accruals
     Future policy benefits and claims                                                                 $4,569,154    $4,142,780
     Unearned premiums                                                                                    508,971       391,681
-------------------------------------------------------------------------------------------------------------------------------
       Total policy liabilities and accruals                                                            5,078,125     4,534,461
Stable value contract account balances                                                                  2,680,009     2,691,697
Annuity account balances                                                                                1,639,231     1,519,820
Other policyholders' funds                                                                                121,644       222,704
Other liabilities                                                                                         405,010       327,108
Accrued income taxes                                                                                       (5,701)      (15,200)
Deferred income taxes                                                                                     (37,828)       44,636
Short-term debt                                                                                            55,000        19,749
Long-term debt                                                                                            181,023       152,286
Liabilities related to separate accounts
     Variable annuity                                                                                   1,778,618     1,285,952
     Variable universal life                                                                               40,293        13,606
     Other                                                                                                  3,517         3,482
-------------------------------------------------------------------------------------------------------------------------------
        Total liabilities                                                                              11,938,941    10,800,301
-------------------------------------------------------------------------------------------------------------------------------
Commitments and contingent liabilities
- Note F
-------------------------------------------------------------------------------------------------------------------------------
Guaranteed Preferred Beneficial Interests in Company's Subordinated Debentures
9% Cumulative Monthly Income Preferred Securities, Series A                                                              55,000
8.25% Trust Originated Preferred Securities                                                                75,000        75,000
6.5% FELINE PRIDES                                                                                        115,000       115,000
-------------------------------------------------------------------------------------------------------------------------------
        Total guaranteed preferred beneficial interests                                                   190,000       245,000
-------------------------------------------------------------------------------------------------------------------------------
Share-owners' equity
Preferred Stock, $1 par value
    Shares authorized:  3,600,000
    Issued: none
Junior Participating Cumulative
    Preferred Stock, $1 par value
    Shares authorized: 400,000
    Issued: none
Common Stock, $.50 par value                                                                               34,667        34,667
    Shares authorized: 1999 and 1998 - 160,000,000
    Issued: 1999 and 1998 - 69,333,117
Additional paid-in capital                                                                                256,057       254,705
Treasury stock, at cost (1999 - 4,831,025 shares; 1998 - 4,898,100 shares)                                (12,960)      (13,140)
Stock held in trust (1999 - 18,681 shares)                                                                   (621)
Unallocated stock in Employee Stock Ownership Plan (1999 - 1,220,534 shares;
    1998 - 1,291,194 shares)                                                                               (4,043)       (4,277)
Retained earnings                                                                                         738,204       617,182
Accumulated other comprehensive income
    Net unrealized gains (losses) on investments (net of income tax: 1999 - $(78,659); 1998 - $29,646)   (146,081)       55,057
-------------------------------------------------------------------------------------------------------------------------------
        Total share-owners' equity                                                                        865,223       944,194
-------------------------------------------------------------------------------------------------------------------------------

                                                                                                      $12,994,164   $11,989,495
===============================================================================================================================

                                                Protective Life Corporation
                                            Consolidated Statements of Share-Owners' Equity

                                                  Additional             Stock    Unallocated          Net Unrealized    Total
(Dollars in thousands)                 Common      Paid-In    Treasury   Held In  Stock in  Retained   Gains(Losses)   Share-Owners'
                                        Stock      Capital      Stock    Trust       ESOP   Earnings   on Investments   Equity

==================================================================================================================================
Balance, December 31, 1996              $33,336    $166,713   $(11,874)           $(4,925)  $425,378   $   6,688      $615,316
                                                                                                                      --------
    Net income for 1997                                                                      111,993                   111,993
    Increase in net unrealized
         gains on investments
         (net of income tax  - $29,927)                                                                   55,579        55,579
    Reclassification adjustment for
         amounts included in net income
         (net of income tax  - $(290))                                                                      (540)         (540)
                                                                                                                      -----------
    Comprehensive income for 1997                                                                                      167,032
                                                                                                                      -----------
    Cash dividends                                                                           (24,113)                  (24,113)
    Purchase of treasury stock                                  (1,839)                                                 (1,839)
    Reissuance of treasury stock                      1,135        248                                                   1,383
    Reissuance of treasury stock
         to ESOP                                         75         10                (85)                                   0
    Allocation of stock to employee
         accounts                                                                     418                                  418

==================================================================================================================================
Balance, December 31, 1997               33,336     167,923    (13,455)            (4,592)   513,258      61,727       758,197
                                                                                                                      -----------
    Net income for 1998                                                                      130,781                   130,781
    Decrease in net unrealized
         gains on investments
         (net of income tax  - $(2,499))                                                                  (4,641)       (4,641)
    Reclassification adjustment for
         amounts included in net income
         (net of income tax  - $(1,092))                                                                  (2,029)       (2,029)
                                                                                                                      ----------
    Comprehensive income for 1998                                                                                      124,111
                                                                                                                      ----------
    Cash dividends                                                                           (26,857)                  (26,857)
    Issuance of common stock              1,331      83,795                                                             85,126
    Reissuance of treasury stock                      2,797        300                                                   3,097
    Reissuance of treasury stock
         to ESOP                                        190         15               (205)                                   0
    Allocation of stock to employee
         accounts                                                                     520                                  520
================================================================================================================================
Balance, December 31, 1998               34,667     254,705    (13,140)            (4,277)   617,182      55,057       944,194
                                                                                                                       ---------
    Net income for 1999                                                                      151,327                   151,327
    Decrease in net unrealized
         gains on investments
         (net of income tax  - $(108,675))                                                              (201,825)     (201,825)
    Reclassification adjustment for
         amounts included in net income
         (net of income tax  - $370)                                                                         687           687
                                                                                                                       ---------
    Comprehensive loss for 1999                                                                                        (49,811)
                                                                                                                       ---------
    Cash dividends                                                                           (30,305)                  (30,305)
    Purchase of common stock                                              $(621)                                          (621)
    Reissuance of treasury stock                        947        145                                                   1,092
    Reissuance of treasury stock
         to ESOP                                        405         35               (440)                                   0
    Allocation of stock to employee
         accounts                                                                     674                                  674
=================================================================================================================================

Balance, December 31, 1999              $34,667    $256,057   $(12,960)   $(621)  $(4,043)  $738,204   $(146,081)     $865,223
- Note G
=================================================================================================================================
See Notes to Consolidated Financial Statements.

                                                     Protective Life Corporation
                                                 Consolidated Statements of Cash Flows
Year Ended December 31
(Dollars in thousands)                                                                    1999       1998          1997
===========================================================================================================================
Cash flows from operating activities
Net income                                                                           $151,327      $130,781       $111,993
Adjustments to reconcile net income to net cash provided by operating activities:
     Realized investment (gains) losses                                                 1,057        (3,121)          (830)
     Extraordinary loss on early extinguishment of debt                                 1,763
     Amortization of deferred policy acquisition costs                                104,912       111,188        107,227
     Capitalization of deferred policy acquisition costs                             (239,482)     (215,359)      (135,211)
     Depreciation expense                                                              12,030         7,251          5,441
     Deferred income taxes                                                             25,841         5,671        (26,270)
     Accrued income taxes                                                               9,499       (20,107)         4,783
     Amortization of goodwill                                                           5,584         2,778          1,410
     Interest credited to universal life and investment products                      331,746       352,721        299,004
     Policy fees assessed on universal life and investment products                  (165,818)     (139,689)      (131,582)
     Change in accrued investment income and other receivables                       (131,614)     (152,672)      (161,727)
     Change in policy liabilities and other policyholders' funds of traditional
         life and health products                                                     215,556       317,292        279,522
     Change in other liabilities                                                       77,902           (90)        72,778
     Other, net                                                                       (10,729)      (20,879)       (18,073)
---------------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                                             389,574       375,765        408,465
---------------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities
Maturities and principal reductions of investments:
     Investments available for sale                                                10,167,542    10,663,499      6,478,663
     Other                                                                            243,280       198,559        324,242
Sale of investments:
     Investments available for sale                                                   537,343     1,082,765      1,110,058
     Other                                                                            267,892       155,906        695,270
Cost of investments acquired:
     Investments available for sale                                               (10,816,652)  (11,854,401)    (8,465,132)
     Other                                                                           (864,100)     (662,350)      (718,335)
Acquisitions and bulk reinsurance assumptions                                          46,508       (76,896)      (171,560)
Purchase of property and equipment                                                    (18,741)       (7,878)        (6,525)
Sale of property and equipment                                                            417                        2,681
---------------------------------------------------------------------------------------------------------------------------
Net cash used in investing activities                                                (436,511)     (500,796)      (750,638)
---------------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities
Borrowings under line of credit arrangements and long-term debt                     4,516,977     2,029,049      1,339,438
Principal payments on line of credit arrangements and long-term debt               (4,451,790)   (1,977,014)    (1,400,438)
Issuance of guaranteed preferred beneficial interests                                                              190,000
Payment of guaranteed preferred beneficial interests                                  (55,000)
Dividends to share owners                                                             (30,305)      (26,857)       (24,113)
Issuance of common stock                                                                             85,126
Purchase of common stock held in trust                                                   (621)
Purchase of treasury stock                                                                                          (1,839)
Investment product deposits and change in universal life deposits                   1,300,736     1,014,135        910,659
Investment product withdrawals                                                     (1,190,904)   (1,037,424)      (745,083)
---------------------------------------------------------------------------------------------------------------------------
Net cash provided by financing activities                                              89,093        87,015        268,624
---------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in cash                                                            42,156       (38,016)       (73,549)
Cash at beginning of year                                                               9,486        47,502        121,051
---------------------------------------------------------------------------------------------------------------------------
Cash at end of year                                                             $      51,642 $       9,486 $       47,502
===========================================================================================================================
Supplemental disclosures of cash flow information
Cash paid during the year:
     Interest on debt                                                           $      19,118 $      15,923 $       12,588
     Income taxes                                                               $      42,367 $      62,588 $       71,535
===========================================================================================================================
Supplemental schedule of noncash investing and financing activities
Reissuance of treasury stock to ESOP                                            $         440 $         205 $           85
Unallocated stock in ESOP                                                       $         234 $         315 $          333
Reissuance of treasury stock                                                    $       1,092 $       3,097 $        1,383
Acquisitions and related reinsurance transactions:
     Assets acquired                                                            $      12,502 $     446,570 $    1,115,171
     Liabilities assumed                                                              (12,502)     (380,630)      (902,357)
     Issuance of common stock                                                                       (85,126)
     Reissuance of treasury stock                                                                    (3,005)
---------------------------------------------------------------------------------------------------------------------------
Net                                                                             $           0 $     (22,191)$      212,814
===========================================================================================================================
See Notes to Consolidated Financial Statements.

(Except where otherwise indicated, dollars in thousands except per share amounts)

Notes To Consolidated Financial Statements

NOTE A. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements of Protective Life Corporation and subsidiaries (the Company) are prepared on the basis of accounting principles generally accepted in the United States. Such accounting principles differ from statutory reporting practices used by insurance companies in reporting to state regulatory authorities. (See also Note J.)

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make various estimates that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities, as well as the reported amounts of revenues and expenses.

Entities Included

The consolidated financial statements include the accounts, after intercompany eliminations, of Protective Life Corporation and its wholly owned subsidiaries. Additionally, the financial statements include the accounts of majority-owned subsidiaries. The ownership interest of the other share owners of these subsidiaries is reported as a liability of the Company and as an adjustment to income.(See also Note D.)

Nature of Operations

Protective Life Corporation is a holding company whose subsidiaries provide financial services through the production, distribution, and administration of insurance and investment products. The Company markets individual life insurance, indemnity and prepaid dental products, credit life and disability insurance, guaranteed investment contracts, guaranteed funding agreements, fixed and variable annuities, and automobile service contracts throughout the United States. The Company also maintains a separate division devoted exclusively to the acquisition of insurance policies from other companies. Founded in 1907, Protective Life Insurance Company (Protective Life) is the Company’s principal operating subsidiary.

        The operating results of companies in the insurance industry have historically been subject to significant fluctuations due to changing competition, economic conditions, interest rates, investment performance, insurance ratings, and other factors.

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

In 1998, the Company adopted SFAS No. 132, "Employers' Disclosures About Pensions and Other Postretirement Benefits."

In 1999, the Company adopted SFAS No. 134, "Accounting for Mortgage-Backed Securities Retained after the Securitization of Mortgage Loans Held for Sale by a Mortgage Banking Enterprise,” and Statement of Position 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use,” and Statement of Position 97-3, “Accounting by Insurance and Other Enterprises for Insurance Related Assessments” issued by the American Institute of Certified Public Accountants.

        The adoption of these accounting standards did not have a material effect on the Company’s financial statements.

        The Financial Accounting Standards Board has issued SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” Effective January 1, 2001, SFAS No. 133 will require the Company to report derivative financial instruments on the balance sheet and to carry such derivatives at fair value. The fair values of derivatives increase or decrease as interest rates change. Under SFAS No. 133, changes in fair value are reported as a component of net income or as a change to share-owners’ equity, depending upon the nature of the derivative. Although the adoption of SFAS No. 133 will not affect the Company’s operations, adoption will introduce volatility into the Company’s reported net income and share-owners’ equity as interest rates change. The Company has not estimated the potential effect SFAS No. 133 will have on its net income and share-owners’ equity.

Investments

The Company has classified all of its investments in fixed maturities, equity securities, and short-term investments as "available for sale."

        Investments are reported on the following bases less allowances for uncollectible amounts on investments, if applicable:

·Fixed maturities (bonds and redeemable preferred stocks) – at current market value. Where market values are unavailable, the Company obtains estimates from independent pricing services or estimates market value based upon a comparison to quoted issues of the same issuer or issues of other issuers with similar terms and risk characteristics.

·Equity securities (common and nonredeemable preferred stocks) – at current market value.

·Mortgage loans – at unpaid balances, adjusted for loan origination costs, net of fees, and amortization of premium or discount.

·Investment real estate – at cost, less allowances for depreciation computed on the straight-line method. With respect to real estate acquired through foreclosure, cost is the lesser of the loan balance plus foreclosure costs or appraised value.

·Policy loans – at unpaid balances.

·Other long-term investments - at a variety of methods similar to those listed above, as deemed appropriate for the specific investment.

·Short-term investments - at cost, which approximates current market value.

        Substantially all short-term investments have maturities of three months or less at the time of acquisition and include approximately $0.8 million in bank deposits voluntarily restricted as to withdrawal.

        As prescribed by SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities,” certain investments are recorded at their market values with the resulting unrealized gains and losses reduced by a related adjustment to deferred policy acquisition costs, net of income tax, reported as a component of share-owners’ equity. The market values of fixed maturities increase or decrease as interest rates fall or rise. Therefore, although the application of SFAS No. 115 does not affect the Company’s operations, its reported share-owners’ equity will fluctuate significantly as interest rates change.

The Company's balance sheets at December 31, prepared on the basis of reporting investments at amortized cost rather than at market values, are as follows:
                                                      1999               1998
-------------------------------------------------------------------------------
Total investments                                 $8,965,673         $8,501,646
Deferred policy acquisition costs                    992,518            857,948
All other assets                                   3,260,631          2,545,197
-------------------------------------------------------------------------------
                                                 $13,218,822        $11,904,791
===============================================================================
Deferred income taxes                                $40,749            $12,798
All other liabilities                             11,976,769         10,757,856
-------------------------------------------------------------------------------
                                                  12,017,518         10,770,654
-------------------------------------------------------------------------------
Guaranteed preferred beneficial
interests in Company's subordinated
debentures                                           190,000            245,000
-------------------------------------------------------------------------------
Share-owners' equity                               1,011,304            889,137
-------------------------------------------------------------------------------
                                                 $13,218,822        $11,904,791
===============================================================================

     Realized gains and losses on sales of investments are recognized in net income using the specific identification basis.

Derivative Financial Instruments

The Company has not used derivative financial instruments for trading purposes. Combinations of interest rate swap contracts, options, and futures contracts are sometimes used as hedges against changes in interest rates for certain investments, primarily outstanding mortgage loan commitments, mortgage loans, and mortgage-backed securities, and liabilities arising from interest-sensitive products. Realized gains and losses on certain contracts are deferred and amortized over the life of the hedged asset or liability, and such amortization is recorded in investment income or interest expense. Any unamortized gain or loss is recorded as a realized investment gain or loss upon the early termination of a hedged asset or liability, or when the anticipated transaction is no longer likely to occur. No realized gains or losses were deferred in 1999 and 1998.

        The Company uses interest rate swap contracts, swaptions (options to enter into interest rate swap contracts), caps, and floors to convert certain investments from a variable to a fixed rate of interest and from a fixed rate to a variable rate of interest, and to convert a portion of its Senior Notes, Medium-Term Notes, Monthly Income Preferred Securities, and 8.25% Trust Originated Preferred Securities from a fixed rate to a variable rate of interest. Swap contracts are also used to alter the effective durations of assets and liabilities. Amounts paid or received related to the initiation of certain interest rate swap contracts, swaptions, caps, and floors are deferred and amortized over the life of the related financial instrument, and subsequent periodic settlements are recorded in investment income or interest expense. Gains or losses on contracts terminated upon the early termination of the related financial instrument are recorded as realized investment gains or losses, except in the case of an early extinguishment of debt, in which case, gains or losses are recorded as extraordinary gains or losses. Amounts paid related to the initiation of interest rate swap contracts, swaptions, caps, and floors were $1.4 million and $1.0 million in 1999 and 1998 respectively. No amounts were received in 1999 and 1998. Amounts paid and received were $0.5 million and $1.0 million, respectively, in 1997.

        At December 31, 1999, contracts with a notional amount of $1,598.9 million were in a $3.7 million net unrealized loss position. At December 31, 1998, contracts with a notional amount of $1,948.1 million were in an $11.6 million net unrealized gain position. The Company recognized $3.8 million in realized investment losses and $3.2 million in realized investment gains related to derivative financial instruments in 1999 and 1998, respectively.

        The Company’s derivative financial instruments are with highly rated counterparties.

Cash

Cash includes all demand deposits reduced by the amount of outstanding checks and drafts. The Company has deposits with certain financial institutions which exceed federally insured limits. The Company has reviewed the credit worthiness of these financial institutions and believes there is minimal risk of a material loss.

Deferred Policy Acquisition Costs

Commissions and other costs of acquiring traditional life and health insurance, credit insurance, universal life insurance, and investment products that vary with and are primarily related to the production of new business, have been deferred. Traditional life and health insurance acquisition costs are amortized over the premium-payment period of the related policies in proportion to the ratio of annual premium income to total anticipated premium income. Credit insurance acquisition costs are being amortized in proportion to earned premium. Acquisition costs for universal life and investment products are amortized over the lives of the policies in relation to the present value of estimated gross profits before amortization. Under SFAS No. 97, “Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments,” the Company makes certain assumptions regarding the mortality, persistency, expenses, and interest rates it expects to experience in future periods. These assumptions are to be best estimates and are to be periodically updated whenever actual experience and/or expectations for the future change from that assumed. Additionally, relating to SFAS No. 115, these costs have been adjusted by an amount equal to the amortization that would have been recorded if unrealized gains or losses on investments associated with the Company’s universal life and investment products had been realized.

        The cost to acquire blocks of insurance representing the present value of future profits from such blocks of insurance is also included in deferred policy acquisition costs. The Company amortizes the present value of future profits over the premium payment period, including accrued interest of up to approximately 8%. The unamortized present value of future profits for all acquisitions was approximately $340.6 million and $370.3 million at December 31, 1999 and 1998, respectively. During 1999, $13.3 million of present value of future profits was capitalized (relating to acquisitions made during the year) and $43.0 million was amortized. During 1998, $132.5 million of present value of future profits was capitalized, and $37.1 million was amortized.

Goodwill

The Company has recorded goodwill primarily in connection with its acquisitions of various small prepaid dental plans and United Dental Care, Inc. Most of the goodwill is being amortized straight-line over 40 years. Goodwill at December 31 is as follows:

                                          1999               1998
-------------------------------------------------------------------
Goodwill                               $229,887           $208,435
Accumulated  amortization                11,404              5,820
-------------------------------------------------------------------
                                       $218,483           $202,615
===================================================================

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

Property and equipment consisted of the following at December 31:
                                               1999               1998
-----------------------------------------------------------------------
Home Office building                       $  40,524          $  37,959
Data processing equipment                     30,246             31,503
Other, principally furniture
   and equipment                              35,991             36,592
-----------------------------------------------------------------------
                                             106,761            106,054
Accumulated depreciation                      49,272             55,469
-----------------------------------------------------------------------
                                           $  57,489          $  50,585
=======================================================================

Separate Accounts

The assets and liabilities related to separate accounts in which the Company does not bear the investment risk are valued at market and reported separately as assets and liabilities related to separate accounts in the accompanying consolidated financial statements.

Revenues and Benefits Expense

· Traditional Life, Health, and Credit Insurance Products. Traditional life insurance products consist principally of those products with fixed and guaranteed premiums and benefits, and include whole life insurance policies, term and term-like life insurance policies, limited payment life insurance policies, and certain annuities with life contingencies. Life insurance and immediate annuity premiums are recognized as revenue when due. Health and credit insurance premiums are recognized as revenue over the terms of the policies. Benefits and expenses are associated with earned premiums so that profits are recognized over the life of the contracts. This is accomplished by means of the provision for liabilities for future policy benefits and the amortization of deferred policy acquisition costs.

        Liabilities for future policy benefits on traditional life insurance products have been computed using a net level method including assumptions as to investment yields, mortality, persistency, and other assumptions based on the Company’s experience, modified as necessary to reflect anticipated trends and to include provisions for possible adverse deviation. Reserve investment yield assumptions are graded and range from 2.5% to 7.0%. The liability for future policy benefits and claims on traditional life, health, and credit insurance products includes estimated unpaid claims that have been reported to the Company and claims incurred but not yet reported. Policy claims are charged to expense in the period in which the claims are incurred.

Activity in the liability for unpaid claims is summarized as follows:

                                        1999            1998            1997
-----------------------------------------------------------------------------
Balance beginning of year           $  93,966        $106,121        $108,159
   Less reinsurance                    20,019          18,673           6,423
-----------------------------------------------------------------------------
Net balance beginning
   of year                             73,947          87,448         101,736
-----------------------------------------------------------------------------
Incurred related to:
Current year                          331,380         317,447         258,322
Prior year                             (4,997)        (11,211)        (14,540)
-----------------------------------------------------------------------------
Total incurred                        326,383         306,236         243,782
-----------------------------------------------------------------------------
Paid related to:
Current year                          283,219         261,837         203,381
Prior year                             44,093          62,679          58,104
-----------------------------------------------------------------------------
Total paid                            327,312         324,516         261,485
-----------------------------------------------------------------------------
Other changes:
Acquisitions and reserve
   transfers                            1,667           4,779           3,415
-----------------------------------------------------------------------------
Net balance end of year                74,685          73,947          87,448
   Plus reinsurance                    47,661          20,019          18,673
-----------------------------------------------------------------------------
Balance end of year                  $122,346       $  93,966        $106,121
==============================================================================

· Universal Life and Investment Products.Universal life and investment products include universal life insurance, guaranteed investment contracts, deferred annuities, and annuities without life contingencies. Revenues for universal life and investment products consist of policy fees that have been assessed against policy account balances for the costs of insurance, policy administration, and surrenders. Benefit reserves for universal life and investment products represent policy account balances before applicable surrender charges plus certain deferred policy initiation fees that are recognized in income over the term of the policies. Policy benefits and claims that are charged to expense include benefit claims incurred in the period in excess of related policy account balances and interest credited to policy account balances. Interest rates credited to universal life and investment products ranged from 3.4% to 9.4% in 1999.

        The Company’s accounting policies with respect to variable universal life and variable annuities are identical except that policy account balances (excluding account balances that earn a fixed rate) are valued at market and reported as components of assets and liabilities related to separate accounts.

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

        Net income per share –basic is net income divided by the average number of shares of Common Stock outstanding including sharesthat are issuable under various deferred compensation plans.

        Net income per share – diluted is adjusted net income divided by the average number of shares outstanding including all diluted, potentially issuable shares that are issuable under various stock-based compensation plans and stock purchase contracts.

A reconciliation of net income and adjusted net income, and basic and diluted average shares outstanding for the years ended December 31 is summarized as follows:
                                       1999            1998            1997
-----------------------------------------------------------------------------
Net income                          $151,327        $130,781        $111,993
Dividends on
    FELINE PRIDES                      -- 1            -- 1            -- 1
-----------------------------------------------------------------------------
Adjusted net income                 $151,327        $130,781        $111,993
=============================================================================
Average shares issued
    and outstanding               64,481,997      62,553,803      61,623,692
Stock held in trust                  (13,030)
Issuable under
    various deferred
    compensation plans             1,135,344         967,784         805,558
-----------------------------------------------------------------------------
Average shares
    outstanding - basic           65,604,311      63,521,587      62,429,250
Stock held in trust                   13,030
Stock appreciation rights            183,996         167,981          33,552
Issuable under various
    other stock-based
    compensation plans               360,030         398,176         386,816
FELINE PRIDES stock
    purchase contracts                 -- 1            -- 1            -- 1
-----------------------------------------------------------------------------
Average shares
    outstanding - diluted         66,161,367      64,087,744      62,849,618
=============================================================================
-- 1 Excluded because the effect is anti-dilutive.

Reclassifications

Certain reclassifications have been made in the previously reported financial statements and accompanying notes to make the prior year amounts comparable to those of the current year. Such reclassifications had no effect on previously reported net income, total assets, or share-owners’ equity.

NOTE B. INVESTMENT OPERATIONS

Major categories of net investment income for the years ended December 31 are summarized as follows:

                                        1999            1998            1997
-----------------------------------------------------------------------------
Fixed maturities                     $478,151        $474,200        $402,664
Equity securities                       1,949           2,832           2,841
Mortgage loans                        172,027         158,461         161,605
Investment real estate                  2,655           1,274           2,057
Policy loans                           15,994          12,345          11,370
Other, principally
    short-term
    investments                        21,501          15,123          25,976
-----------------------------------------------------------------------------
                                      692,277         664,235         606,513
Investment expenses                    15,876          27,839          15,137
-----------------------------------------------------------------------------
                                     $676,401        $636,396        $591,376
==============================================================================

Realized investment gains (losses) for the years ended December 31 are summarized as follows:

                                        1999            1998            1997
-----------------------------------------------------------------------------
Fixed maturities                       $7,233          $4,374         $(8,354)
Equity securities                      (3,371)         (4,465)          5,975
Mortgage loans and
   other investments                   (4,919)          3,212           3,209
-----------------------------------------------------------------------------
                                      $(1,057)        $ 3,121           $ 830
=============================================================================

        The Company recognizes permanent impairments through charges to an allowance for uncollectible amounts on investments. The allowance totaled $21.1 million and $24.8 million at December 31, 1999 and 1998, respectively. Additions and reductions to the allowance are included in realized investment gains (losses). Without such additions/ reductions, the Company had net realized investment losses of $4.8 million in 1999, net realized investment gains of $4.2 million in 1998, and net realized investment losses of $7.1 million in 1997.

In 1999, gross gains on the sale of investments available for sale (fixed maturities, equity securities, and short-term investments) were $48.8 million, and gross losses were $39.4 million. In 1998, gross gains were $33.3 million, and gross losses were $32.5 million. In 1997, gross gains were $21.3 million, and gross losses were $23.5 million.

The amortized cost and estimated market values of the Company's investments classified as available for sale at December 31 are as follows:

                                                       Gross          Gross         Estimated
                                     Amortized       Unrealized     Unrealized        Market
1999                                    Cost          Gains           Losses          Values
-----------------------------------------------------------------------------------------------
Fixed maturities:
     Bonds:
         Mortgage-backed
            securities               $2,619,957          $18,491       $101,189      $2,537,259
         United States Govern-
            ment and authorities        154,957              138          1,260         153,835
         States, municipalities,
            and political
            subdivisions                 27,254                7            295          26,966
         Public utilities               537,842              301         14,697         523,446
         Convertibles and
            bonds with warrants             693                0            155             538
         All other corporate
            bonds                     3,212,184            5,938        149,545       3,068,577
         Redeemable preferred
            stocks                        1,182               19              0           1,201
-----------------------------------------------------------------------------------------------
                                      6,554,069           24,894        267,141       6,311,822
Equity securities                        37,842              644          2,040          36,446
Short-term investments                  113,657                0              0         113,657
-----------------------------------------------------------------------------------------------
                                     $6,705,568          $25,538       $269,181      $6,461,925
===============================================================================================

                                                        Gross          Gross           Estimated
                                     Amortized        Unrealized     Unrealized        Market
1998                                    Cost            Gains           Losses         Values
-----------------------------------------------------------------------------------------------
Fixed maturities:
     Bonds:
         Mortgage-backed
            securities               $2,581,561        $  41,626      $  33,939     $ 2,589,248
         United States Govern-
            ment and authorities         72,697            2,812              0          75,509
         States, municipalities,
            and political
            subdivisions                 29,521            1,131              0          30,652
         Public utilities               533,082           15,066              0         548,148
         Convertibles and
            bonds with warrants             694                0            179             515
         All other corporate
            bonds                     3,106,407          104,421         23,189       3,187,639
         Redeemable preferred
            stocks                        5,937              108              0           6,045
-----------------------------------------------------------------------------------------------
                                      6,329,899          165,164         57,307       6,437,756
Equity securities                        15,151              456          3,349          12,258
Short-term investments                  216,249                0              0         216,249
-----------------------------------------------------------------------------------------------
                                     $6,561,299         $165,620      $  60,656      $6,666,263
===============================================================================================

The amortized cost and estimated market values of fixed maturities at December 31, by expected maturity, are shown as follows. Expected maturities are derived from rates of prepayment that may differ from actual rates of prepayment.

                                                                Estimated
                                 Amortized                        Market
1999                                Cost                          Values
---------------------------------------------------------------------------
Due in one year or less        $   321,667                $        321,131
Due after one year
  through five years             2,918,273                       2,868,604
Due after five years
  through ten years              2,155,553                       2,052,867
Due after ten years              1,158,576                       1,069,220
---------------------------------------------------------------------------
                                $6,554,069                      $6,311,822
===========================================================================

                                                                 Estimated
                                Amortized                         Market
1998                               Cost                           Values
---------------------------------------------------------------------------
Due in one year or less        $   705,859                $        709,686
Due after one year
  through five years             3,255,973                       3,325,078
Due after five years
  through ten years              1,677,680                       1,728,075
Due after ten years                690,387                         674,917
----------------------------------------------------------------------------
                                $6,329,899                      $6,437,756
============================================================================
The approximate percentage distribution of the Company's fixed maturity investments by quality rating at December 31 is as follows:
    Rating                         1999                        1998
-----------------------------------------------------------------------------
AAA                                37.4%                       34.2%
AA                                  6.3                         6.2
A                                  26.4                        29.3
BBB                                25.5                        26.3
BB or less                          4.3                         3.9
Redeemable preferred stocks         0.1                         0.1
-----------------------------------------------------------------------------
                                  100.0%                      100.0%
=============================================================================

        At December 31, 1999 and 1998, the Company had bonds which were rated less than investment grade of $269.6 million and $248.9 million, respectively, having an amortized cost of $319.1 million and $278.0 million, respectively. At December 31, 1999, approximately $81.5 million of the bonds rated less than investment grade were securities issued in Company-sponsored commercial mortgage loan securitizations. Approximately $936.4 million of bonds are not publicly traded.

        The change in unrealized gains (losses), net of income tax, on fixed maturity and equity securities for the years ended December 31 is summarized as follows:

                                 1999            1998            1997
-----------------------------------------------------------------------------
Fixed maturities             $(227,568)        $(12,041)        $72,741
Equity securities                  973            4,605          (8,813)
=============================================================================

        At December 31, 1999, all of the Company’s mortgage loans were commercial loans of which 79% were retail, 8% were apartments, 6% were office buildings, and 6% were warehouses. The Company specializes in making mortgage loans on either credit-oriented or credit-anchored commercial properties, most of which are strip shopping centers in smaller towns and cities. No single tenant’s leased space represents more than 5% of mortgage loans. Approximately 74% of the mortgage loans are on properties located in the following states listed in decreasing order of significance: Florida, Texas, Georgia, Tennessee, North Carolina, Virginia, Alabama, South Carolina, Washington, Kentucky, Ohio, and Mississippi.

        Many of the mortgage loans have call provisions between 3 and 10 years. Assuming the loans are called at their next call dates, approximately $109.6 million would become due in 2001, $408.8 million in 2002 to 2005, and $333.6 million in 2006 to 2010.

        At December 31, 1999, the average mortgage loan was $2.0 million, and the weighted average interest rate was 7.8%. The largest single mortgage loan was $17.0 million.

        At December 31, 1999 and 1998, the Company’s problem mortgage loans (over ninety days past due) and foreclosed properties totaled $22.9 million and $11.7 million, respectively. Since the Company’s mortgage loans are collateralized by real estate, any assessment of impairment is based upon the estimated fair value of the real estate. Based on the Company’s evaluation of its mortgage loan portfolio, the Company does not expect any material losses on its mortgage loans.

        Certain investments with a carrying value of $36.3 million, were non-income producing for the twelve months ended December 31,1999.

        Policy loan interest rates generally range from 4.5% to 8.0%.

NOTE C. FEDERAL INCOME TAXES

The Company's effective income tax rate varied from the maximum federal income tax rate as follows:
                                  1999              1998            1997
--------------------------------------------------------------------------

Statutory federal income
     tax rate applied to
     pretax income                35.0%             35.0%           35.0%
Amortization of
     nondeductible
     goodwill                      0.8               0.3             0.3
State income taxes                 0.4               0.3
Dividends received
     deduction and
     tax-exempt
     interest                                       (0.1)           (0.2)
Low-income housing
     credit                       (0.3)             (0.4)           (0.5)
Tax differences arising
     from prior acquisitions
     and other adjustments         0.1               0.2            (0.6)
--------------------------------------------------------------------------
                                  36.0%             35.3%           34.0%
==========================================================================

        The provision for federal income tax differs from amounts currently payable due to certain items reported for financial statement purposes in periods which differ from those in which they are reported for income tax purposes.

        Details of the deferred income tax provision for the years ended December 31 are as follows:

                                     1999              1998            1997
----------------------------------------------------------------------------
Deferred policy
     acquisition
     costs                        $ 52,831          $ 60,855       $   7,368
Benefit and other
     policy liability
     changes                       (22,660)          (26,221)        (27,480)
Temporary
     differences of
     investment income               6,655            (3,491)          2,516
Other items                         (1,696)           (2,105)           (216)
----------------------------------------------------------------------------
                                  $ 35,130          $ 29,038        $(17,812)
=============================================================================
The components of the Company's net deferred income tax liability as of December 31 were as follows:
                                                  1999            1998
----------------------------------------------------------------------------
Deferred income tax assets:
     Policy and policyholder
         liability reserves                    $226,134        $195,469
     Other                                        6,170           4,474
----------------------------------------------------------------------------
                                                232,304         199,943
----------------------------------------------------------------------------
Deferred income tax liabilities:
   Deferred policy acquisition costs            264,896         212,065
     Unrealized gains (losses) on investments   (70,420)         32,514
----------------------------------------------------------------------------
                                                194,476         244,579
----------------------------------------------------------------------------
Net deferred income tax liability             $ (37,828)      $  44,636
============================================================================

        Under pre-1984 life insurance company income tax laws, a portion of the Company’s gain from operations which was not subject to current income taxation was accumulated for income tax purposes in a memorandum account designated as Policyholders’ Surplus. The aggregate accumulation in this account at December 31, 1999, was approximately $70.5 million. Should the accumulation in the Policyholders’ Surplus account of the life insurance subsidiaries exceed certain stated maximums, or should distributions including cash dividends be made to Protective Life Corporation in excess of approximately $840.3 million, such excess would be subject to federal income taxes at rates then effective. Deferred income taxes have not been provided on amounts designated as Policyholders’ Surplus. Under current income tax laws, the Company does not anticipate paying income tax on amounts in the Policyholders’ Surplus accounts.

NOTE D. DEBT AND GUARANTEED PREFERRED BENEFICIAL INTERESTS

Short-term and long-term debt at December 31 is summarized as follows:
                                                 1999            1998
----------------------------------------------------------------------
Short-term debt:
     Notes payable to banks                    $55,000         $19,749
======================================================================
Long-term debt:
     Notes payable to banks                    $59,000         $30,000
     Senior Notes                               75,000          75,000
     Medium-Term Notes                          44,685          44,923
     Mortgage note on
         investment real estate                  2,338           2,363
----------------------------------------------------------------------
                                              $181,023        $152,286
======================================================================

        Under a five-year revolving line of credit arrangement with several banks, the Company can borrow up to $70 million on an unsecured basis. No compensating balances are required to maintain the line of credit. At December 31, 1999, the Company had $59.0 million outstanding under this credit arrangement at an interest rate of 6.6%. In addition, the Company had borrowed $55.0 million at an interest rate of 6.7%.

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

        As discussed in Note A, the Company uses derivative financial instruments to convert a portion of its Senior Notes and Medium-Term Notes from a fixed interest rate to a floating interest rate. The effective interest rate for the Senior Notes was 7.0% and 7.3% in 1999 and 1998, respectively. The effective interest rate for the Medium-Term Notes was 6.3% in 1999 and 6.4% in 1998.

        Future maturities of the long-term debt are $61.3 million in 2003, $75.0 million in 2004, and $44.7 million in 2011.

        Interest expense on all debt totaled $16.0 million, $13.5 million, and $10.8 million in 1999, 1998, and 1997, respectively.

        In 1994, a special purpose finance subsidiary of the Company, PLC Capital L.L.C. (PLC Capital), issued $55 million of 9% Cumulative Monthly Income Preferred Securities, Series A (MIPSSM). On June 30, 1999, the Company caused PLC Capital to redeem the MIPS. In a related transaction the Company redeemed its $69.6 million of Subordinated Debentures which were held by PLC Capital. The redemption of the Subordinated Debentures resulted in an extraordinary loss of $1.8 million. The extraordinary loss was comprised primarily of unamortized deferred debt issue costs and losses related to the termination of related interest rate swap agreements, net of an income tax benefit of $0.9 million.

        On April 29, 1997, another special purpose finance subsidiary, PLC Capital Trust I, issued $75 million of 8.25% Trust Originated Preferred Securities (TOPrSSM). The 8.25% TOPrS are guaranteed on a subordinated basis by the Company. This guarantee, considered together with the other obligations of the Company with respect to the 8.25% TOPrS, constitutes a full and unconditional guarantee by the Company of PLC Capital Trust I’s obligations with respect to the 8.25% TOPrS.

        PLC Capital Trust I was formed solely to issue securities and use the proceeds thereof to purchase subordinated debentures of the Company. The sole assets of PLC Capital Trust I are $77.3 million of Protective Life Corporation 8.25% Subordinated Debentures due 2027, Series B. The Company has the right under the subordinated debentures to extend interest payment periods up to five consecutive years, and, as a consequence, dividends on the 8.25% TOPrS may be deferred (but will continue to accumulate, together with additional dividends on any accumulated but unpaid dividends at the dividend rate) by PLC Capital Trust I during any such extended interest payment period. The 8.25% TOPrS are redeemable by PLC Capital Trust I at any time on or after April 29, 2002.

        On November 20, 1997, another special purpose finance subsidiary, PLC Capital Trust II, issued $115 million of FELINE PRIDESsm which are comprised of a stock purchase contract and a beneficial ownership of 6.5% TOPrS. The sole assets of PLC Capital Trust II are $118.6 million of Protective Life Corporation 6.5% Subordinated Debentures due 2003, Series C. Under the stock purchase contract, on February 16, 2001, the holders will purchase shares of the Company’s Common Stock from the Company. The holders may generally settle the contract in cash or by exercising their right to put, in effect, the 6.5% TOPrS back to the Company. The shares of common stock issuable range from approximately 3.5 million shares if the price of the Company’s Common Stock is greater than or equal to $32.52 to approximately 4.3 million shares if the stock price is less than or equal to $26.66. The 6.5% TOPrS are guaranteed on a subordinated basis by the Company. Dividends on the 6.5% TOPrS may be deferred until maturity. The dividend rate on the 6.5% TOPrS which remain outstanding after February 16, 2001, will be reset by a formula specified in the agreement.

        In related transactions, the Company entered into interest rate swap agreements which effectively converted a portion of the MIPS and 8.25% TOPrS from a fixed dividend rate to a floating rate. During 1999, the effective dividend on the 8.25% TOPrS was 6.3%. During 1998, the effective dividend rates on the MIPS and 8.25% TOPrS were approximately 6.4% and 6.6%, respectively. During 1997, the effective dividend rates on the MIPS and 8.25% TOPrS were approximately 6.4% and 6.8%, respectively.

        Dividends, net of tax, on the MIPS, 8.25% TOPrS, and FELINE PRIDES totaled $10.5 million in 1999, $12.1 million in 1998, and $6.4 million in 1997 before consideration of the interest rate swap agreements. On a swap-adjusted basis, dividends were $9.5 million, $10.9 million, and $5.0 million in 1999, 1998, and 1997, respectively.

        The MIPS, 8.25% TOPrS, and FELINE PRIDES are reported in the accompanying balance sheets as “guaranteed preferred beneficial interests in Company’s subordinated debentures,” and the related dividends are reported in the accompanying statements of income as “minority interest in net income of consolidated subsidiaries.”

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

        In September 1998, the Company acquired United Dental Care, Inc. (United Dental Care), a leading provider of prepaid dental coverages. In October 1998, the Company coinsured a block of life insurance policies from Lincoln National Corporation. The policies represent the payroll deduction business originally marketed and underwritten by Aetna.

        September 1999, the Company recaptured a block of credit life and disability policies which it had previously ceded.

        These transactions have been accounted for as purchases, and the results of the transactions have been included in the accompanying financial statements since their respective effective dates.

        Summarized below are the consolidated results of operations for 1998 and 1997, on an unaudited pro forma basis, as if the West Coast, Western Diversified Group, and United Dental Care acquisitions had occurred as of January 1, 1997. The pro forma information is based on the Company’s consolidated results of operations for 1998 and 1997, and on data provided by the respective companies, after giving effect to certain pro forma adjustments. The pro forma financial information does not purport to be indicative of results of operations that would have occurred had the transaction occurred on the basis assumed above nor are they indicative of results of the future operations of the combined enterprises.

                                               1998                   1997
------------------------------------------------------------------------------
                                                         (unaudited)
Total revenues                             $1,459,552              $1,417,655
Net income                                 $  124,855              $  117,087
Net income per share - basic               $     1.91              $     1.80
Net income per share - diluted             $     1.89              $     1.79
===============================================================================

NOTE F. COMMITMENTS AND CONTINGENT LIABILITIES

The Company is contingently liable to obtain a $20 million letter of credit under indemnity agreements with its directors. Such agreements provide insurance protection in excess of the directors’ and officers’ liability insurance in force at the time up to $20 million. Should certain events occur constituting a change in control of the Company, the Company must obtain the letter of credit upon which directors may draw for defense or settlement of any claim relating to performance of their duties as directors. The Company has similar agreements with certain of its officers providing up to $10 million in indemnification which are not secured by the obligation to obtain a letter of credit.

        The Company leases administrative and marketing office space in approximately 45 cities including Birmingham, with most leases being for periods of three to five years. The aggregate annualized rent is approximately $6.8 million.

        Under insurance guaranty fund laws, in most states, insurance companies doing business therein can be assessed up to prescribed limits for policyholder losses incurred by insolvent companies. The Company does not believe such assessments will be materially different from amounts already provided for in the financial statements. Most of these laws do provide, however, that an assessment may be excused or deferred if it would threaten an insurer’s own financial strength.

        A number of civil jury verdicts have been returned against insurers in the jurisdictions in which the Company does business involving the insurers’ sales practices, alleged agent misconduct, failure to properly supervise agents, and other matters. Increasingly these lawsuits have resulted in the award of substantial judgments against the insurer that are disproportionate to the actual damages, including material amounts of punitive damages. In some states, including Alabama (where the Company maintains its headquarters), juries have substantial discretion in awarding punitive and non-economic compensatory damages which creates the potential for unpredictable material adverse judgments in any given lawsuit. In addition, in some class action and other lawsuits involving insurers’ sales practices, insurers have made material settlement payments. The Company, like other financial service companies, in the ordinary course of business, is involved in such litigation or, alternatively, in arbitration. Although the outcome of any such litigation or arbitration cannot be predicted, the Company believes that at the present time there are no pending or threatened lawsuits that are reasonably likely to have a material adverse effect on the financial position, results of operations, or liquidity of the Company.

NOTE G. SHARE-OWNERS’ EQUITY AND RESTRICTIONS

The Company’s Board of Directors approved a two-for-one split of the Company’s Common Stock in the form of a 100% stock dividend on April 1, 1998. Share-owners’ equity has been restated to give retroactive recognition to the stock split for all periods presented by reclassifying from retained earnings to common stock the par value of the additional shares arising from the stock split. In addition, all references to number of shares and per share amounts have been restated to reflect the stock split.

Activity in the Company's issued and outstanding common stock is summarized as follows:
                                  Issued          Treasury          Outstanding
                                  Shares            Shares             Shares
-------------------------------------------------------------------------------
Balance, December 31, 1996      66,672,924        5,065,712          61,607,212
Purchase of treasury stock                           74,750             (74,750)
Reissuance of treasury stock                       (109,822)            109,822
-------------------------------------------------------------------------------
Balance, December 31, 1997      66,672,924        5,030,640          61,642,284
Issuance of common stock         2,660,193               28           2,660,165
Reissuance of treasury stock                       (132,568)            132,568
-------------------------------------------------------------------------------
Balance, December 31, 1998      69,333,117        4,898,100          64,435,017
Reissuance of treasury stock                        (67,075)             67,075
-------------------------------------------------------------------------------
Balance, December 31, 1999      69,333,117        4,831,025          64,502,092
===============================================================================

        The Company has a Rights Agreement that provides rights to owners of the Company’s Common Stock to purchase Series A Junior Participating Cumulative Preferred Stock, or in certain circumstances, either Common Stock or common stock of an acquiring company at one half the market price of such Common Stock or common stock, as the case may be. The rights will become exercisable if certain events occur with respect to the Company, including the acquisition by a person or group of 15% or more of the Company’s Common Stock. The Company can redeem the rights at $.01 per right in certain circumstances, including redemption until ten business days following a public announcement that 15% or more of the Company’s Common Stock has been acquired by a person or group.

        Share owners have authorized 4,000,000 shares of Preferred Stock, $1.00 par value. Other terms, including preferences, voting, and conversion rights, may be established by the Board of Directors. In connection with the Rights Agreement, 400,000 of these shares have been designated as Series A Junior Participating Cumulative Preferred Stock, $1.00 par value, and were unissued at December 31, 1999. The remaining 3,600,000 shares of Preferred Stock, $1.00 par value, were also unissued at December 31, 1999.

        The Company sponsors a deferred compensation plan for certain of its agents. A trust was established to aid the Company in meeting its obligations under the plan. Company common stock owned by the trust is accounted for as treasury stock.

        The Company has an Employee Stock Ownership Plan (ESOP). The stock is used to match employee contributions to the Company’s 401(k) and Stock Ownership Plan (401(k) Plan) and to provide other employee benefits. The stock held by the ESOP that has not yet been used is the unallocated stock shown as a reduction to share-owners’ equity. The ESOP shares are dividend-paying and are considered outstanding for earnings per share calculations. Dividends on the shares are used to pay the ESOP’s note to Protective Life. If certain events associated with a change in control of the Company occur, any unallocated shares held by the ESOP will become allocable to employee 401(k) accounts.

        The Company may, from time to time, reissue treasury shares or buy in the open market additional shares of Common Stock to complete its 401(k) employer match obligation. Accordingly, in 1998, the Company reissued from treasury 6,442 shares of Common Stock to the 401(k) Plan and reissued from treasury another 12,979 shares during 1999.

        Since 1973, the Company has had a Long-Term Incentive Plan (previously known as the Performance Share Plan) to motivate senior management to focus on the Company’s long-range earnings performance through the awarding of performance shares. The criterion for payment of performance share awards is based upon a comparison of the Company’s average return on average equity and total rate of return over a four year award period (earlier upon the death, disability, or retirement of the executive, or in certain circumstances, of a change in control of the Company) to that of a comparison group of publicly held life and multiline insurance companies. If the Company’s results are below the median of the comparison group, no portion of the award is earned. If the Company’s results are at or above the 90th percentile, the award maximum is earned. Under plans approved by share owners in 1992 and 1997, up to 6,400,000 shares may be issued in payment of awards. The number of shares granted in 1999, 1998, and 1997 was 99,380, 71,340 and 98,780, respectively, having an approximate market value on the grant date of $3.4 million, $2.3 million, and $2.0 million, respectively. At December 31, 1999, outstanding awards measured at target and maximum payouts were 424,960 and 571,396 shares, respectively. The expense recorded by the Company for the Long-Term Incentive Plan was $3.4 million, $2.7 million, and $2.7 million in 1999, 1998, and 1997, respectively.

        During 1996, stock appreciation rights (SARs) were granted to certain executives of the Company to provide long-term incentive compensation based on the performance of the Company’s Common Stock. Under this arrangement the Company will pay (in shares of Company Common Stock) an amount equal to the difference between the specified base price of the Company’s Common Stock and the market value at the exercise date. The SARs are exercisable after five years (earlier upon the death, disability, or retirement of the executive, or in certain circumstances, of a change in control of the Company) and expire in 2006 or upon termination of employment. The number of SARs granted during 1996 and outstanding at December 31, 1999, was 675,000. The SARs have a base price of $17.4375 per share of Company Common Stock (the market price on the grant date was $17.50 per share). The estimated fair value of the SARs on the grant date was $3.0 million. This estimate was derived using the Roll-Geske variation of the Black-Sholes option pricing model. Assumptions used in the pricing model are as follows: expected volatility rate of 15% (approximately equal to that of the S&P Life Insurance Index), a risk free interest rate of 6.35%, a dividend yield rate of 1.97%, and an expected exercise date of August 15, 2002. The expense recorded by the Company for the SARs was $0.6 million in 1999, 1998, and 1997.

        The Company has established deferred compensation plans for directors, officers, and others. Compensation deferred is credited to the participants in cash, Common Stock equivalents, or a combination thereof. The Company may, from time to time, reissue treasury shares or buy in the open market shares of Common Stock to fulfill its obligation under the plans. At December 31, 1999, the plans had 1,232,612 shares of Common Stock equivalents credited to participants.

        At December 31, 1999, approximately $408.3 million of consolidated share-owners’ equity, excluding net unrealized gains on investments, represented net assets of the Company’s insurance subsidiaries that cannot be transferred to Protective Life Corporation. In addition, the company’s insurance subsidiaries are subject to various state statutory and regulatory restrictions on the insurance subsidiaries’ ability to pay dividends to Protective Life Corporation. In general, dividends up to specified levels are considered ordinary and may be paid thirty days after written notice to the insurance commissioner of the state of domicile unless such commissioner objects to the dividend prior to the expiration of such period. Dividends in larger amounts are considered extraordinary and are subject to affirmative prior approval by such commissioner. The maximum amount that would qualify as ordinary dividends to the Company by its insurance subsidiaries in 2000 is estimated to be $175.5 million.

NOTE H. RELATED PARTY MATTERS

Certain corporations with which the Company’s directors were affiliated paid the Company premiums and policy fees or deposits for various types of insurance and investment products. Such premiums, policy fees, and deposits amounted to $56.4 million, $28.6 million, and $21.4 million in 1999, 1998, and 1997, respectively. The Company paid commissions, interest on debt and investment products, and fees to these same corporations totaling $16.9 million, $7.3 million, and $5.4 million in 1999, 1998, and 1997, respectively.

        In addition, the Company has borrowed $55.0 million from one such corporation and has entered into a swap contract having a notional amount of $543.0 million, which to the Company was in a breakeven position at December 31, 1999.

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

Life Insurance

· Individual Life Division. The Individual Life Division markets level premium term and term-like insurance products, universal life, and variable universal life on a national basis primarily through networks of independent insurance agents.

· West Coast Division. The West Coast Division sells universal life and level premium term-like insurance products in the life insurance brokerage market and in the “bank owned life insurance” market.

· Acquisitions Division. The Acquisitions Division focuses on acquiring, converting, and servicing policies acquired from other companies. The Division’s primary focus is on life insurance policies sold to individuals.

Specialty Insurance Products

· Dental and Consumer Benefits Division. The Division's primary focus is on indemnity and prepaid dental products. In 1997, the Division exited from the traditional major medical business, fulfilling the Division's strategy to focus primarily on dental and related products.

· Financial Institutions Division. The Financial Institutions Division specializes in marketing credit life and disability insurance products through banks, consumer finance companies, and automobile dealers. The Division also includes a small property and casualty insurer that sells automobile service contracts.

Retirement Savings and Investment Products

· Stable Value Products Division. The Stable Value Products Division markets guaranteed investment contracts to 401(k) and other qualified retirement savings plans. The Division also offers related products, including fixed and floating rate funding agreements offered to the trustees of municipal bond proceeds, bank trust departments, and money market funds, and long-term annuity contracts offered to fund certain state obligations.

· Investment Products Division. The Investment Products Division manufactures, sells, and supports fixed and variable annuity products. These products are primarily sold through stockbrokers, but are also sold through financial institutions and the Individual Life Division’s sales force.

Corporate and Other

The Company has an additional business segment herein referred to as Corporate and Other. The Corporate and Other segment primarily consists of net investment income and expenses not attributable to the Divisions above (including net investment income on capital and interest on substantially all debt). This segment also includes earnings from various investment-related transactions, the Company’s 50%-owned joint venture in Hong Kong, and the operations of several small subsidiaries.

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

        Operating segment income and assets for the years ended December 31 are as follows:

                                                                           Individual
Operating Segment Income                                                     Life             West Coast       Acquisitions
===========================================================================================================================
1999
Premiums and policy fees                                                    $274,598            $87,226           $148,620
Reinsurance ceded                                                           (182,092)           (64,019)           (33,754)
---------------------------------------------------------------------------------------------------------------------------
     Net of reinsurance ceded                                                 92,506             23,207            114,866
Net investment income                                                         60,070             78,128            129,806
Realized investment gains (losses)
Other income                                                                  46,478              1,302                 (9)
---------------------------------------------------------------------------------------------------------------------------
     Total revenues                                                          199,054            102,637            244,663
---------------------------------------------------------------------------------------------------------------------------
Benefits and settlement expenses                                              74,455             73,176            129,581
Amortization of deferred policy acquisition costs and goodwill                23,491              6,047             19,444
Other operating expenses                                                      68,983             (2,649)            31,967
---------------------------------------------------------------------------------------------------------------------------
Total benefits and expenses                                                  166,929             76,574            180,992
---------------------------------------------------------------------------------------------------------------------------
Income before income tax                                                      32,125             26,063             63,671
Income tax expense
Minority interest
Extraordinary loss
---------------------------------------------------------------------------------------------------------------------------
Net income
===========================================================================================================================
1998
Premiums and policy fees                                                    $228,699            $75,757           $125,329
Reinsurance ceded                                                           (102,533)           (53,377)           (28,594)
---------------------------------------------------------------------------------------------------------------------------
     Net of reinsurance ceded                                                126,166             22,380             96,735
Net investment income                                                         55,903             63,492            112,154
Realized investment gains (losses)
Other income                                                                  32,241                  6              1,713
---------------------------------------------------------------------------------------------------------------------------
     Total revenues                                                          214,310             85,878            210,602
---------------------------------------------------------------------------------------------------------------------------
Benefits and settlement expenses                                             106,306             54,617            112,051
Amortization of deferred policy acquisition costs and goodwill                30,543              4,924             18,894
Other operating expenses                                                      48,231              5,354             28,194
---------------------------------------------------------------------------------------------------------------------------
     Total benefits and expenses                                             185,080             64,895            159,139
---------------------------------------------------------------------------------------------------------------------------
Income before income tax                                                      29,230             20,983             51,463
Income tax expense
Minority interest
---------------------------------------------------------------------------------------------------------------------------
Net income
===========================================================================================================================
1997
Premiums and policy fees                                                    $182,746          $  41,290           $120,504
Reinsurance ceded                                                            (55,266)           (27,168)           (17,869)
---------------------------------------------------------------------------------------------------------------------------
     Net of reinsurance ceded                                                127,480             14,122            102,635
Net investment income                                                         54,647             30,194            110,155
Realized investment gains (losses)
Other income                                                                  18,230                                    10
---------------------------------------------------------------------------------------------------------------------------
     Total revenues                                                          200,357             44,316            212,800
---------------------------------------------------------------------------------------------------------------------------
Benefits and settlement expenses                                             114,678             28,304            116,506
Amortization of deferred policy acquisition costs and goodwill                27,374                961             16,606
Other operating expenses                                                      37,921              6,849             24,050
---------------------------------------------------------------------------------------------------------------------------
     Total benefits and expenses                                             179,973             36,114            157,162
---------------------------------------------------------------------------------------------------------------------------
Income before income tax                                                      20,384              8,202             55,638
Income tax expense
Minority interest
---------------------------------------------------------------------------------------------------------------------------
Net income
===========================================================================================================================

Operating Segment Assets

1999
Investments and other assets                                              $1,214,428         $1,343,517         $1,553,954
Deferred policy acquisition costs and goodwill                               379,117           $200,605           $235,903
---------------------------------------------------------------------------------------------------------------------------
Total assets                                                              $1,593,545         $1,544,122         $1,789,857
===========================================================================================================================
1998
Investments and other assets                                              $1,083,388         $1,149,642         $1,600,123
Deferred policy acquisition costs and goodwill                               301,941            144,455            255,347
---------------------------------------------------------------------------------------------------------------------------
Total assets                                                              $1,385,329         $1,294,097         $1,855,470
===========================================================================================================================
1997
Investments and other assets                                                $963,661           $910,030         $1,401,294
Deferred policy acquisition costs and goodwill                               252,321            108,126            138,052
---------------------------------------------------------------------------------------------------------------------------
Total assets                                                              $1,215,982         $1,018,156         $1,539,346
===========================================================================================================================
(1) Adjustments represent the inclusion of unallocated realized investment gains (losses), the reclassification and tax effecting of pretax minority interest in the Individual Life Division and Corporate and Other segment, and the recognition of income tax expense and extraordinary loss. There are no asset adjustments.

                 Specialty Insurance        Retirement Savings and
                   Products                     Investment Products
      Dental and                           Stable                             Corporate
        Consumer         Financial          Value            Investment        and                                 Total
      Benefits          Institutions        Products         Products          Other          Adjustments(1)   Consolidated
============================================================================================================================

        $479,415            $284,897                            $24,248            $313                          $1,299,317
         (81,240)           (176,928)                                                                              (538,033)
---------------------------------------------------------------------------------------------------------------------------
         398,175             107,969                             24,248             313                             761,284
          17,946              24,506        $210,208            106,645          49,092                             676,401
                                                (549)             1,446                            $(1,954)          (1,057)
           9,347              27,456                              9,628           3,052                              97,254
---------------------------------------------------------------------------------------------------------------------------
         425,468             159,931         209,659            141,967          52,457                           1,533,882
---------------------------------------------------------------------------------------------------------------------------
         265,221              55,899         175,290             88,642           2,318                             864,582
          15,972              24,966             744             19,820              12                             110,496
         104,922              57,134           4,709             21,014          33,204            (16,255)         303,029
---------------------------------------------------------------------------------------------------------------------------
         386,115             137,999         180,743            129,476          35,534                           1,278,107
---------------------------------------------------------------------------------------------------------------------------
          39,353              21,932          28,916             12,491          16,923                             255,775
                                                                                                    92,079           92,079
                                                                                                    10,606           10,606
                                                                                                     1,763            1,763
---------------------------------------------------------------------------------------------------------------------------
                                                                                                                    151,327
===========================================================================================================================

       $ 371,988            $301,230                            $18,809           $ 198                          $1,122,010
         (85,753)           (188,958)                                                                              (459,215)
---------------------------------------------------------------------------------------------------------------------------
         286,235             112,272                             18,809             198                             662,795
          15,995              25,313        $213,136            105,890          44,513                             636,396
                                               1,609              1,318                         $      194            3,121
           4,314              17,505                              8,873            (549)                             64,103
---------------------------------------------------------------------------------------------------------------------------
         306,544             155,090         214,745            134,890          44,162                           1,366,415
---------------------------------------------------------------------------------------------------------------------------
         195,903              52,629         178,745             85,045             469                             785,765
          13,130              28,526             735             17,213               1                             113,966
          76,031              55,197           2,876             19,637          29,052            (18,612)         245,960
---------------------------------------------------------------------------------------------------------------------------
         285,064             136,352         182,356            121,895          29,522                           1,145,691
---------------------------------------------------------------------------------------------------------------------------
          21,480              18,738          32,389             12,995          14,640                             220,724
                                                                                                    77,845           77,845
                                                                                                    12,098           12,098
---------------------------------------------------------------------------------------------------------------------------
                                                                                                                   $130,781
===========================================================================================================================

        $302,719            $196,694                            $12,367     $       229                           $ 856,549
        (109,480)           (124,431)                                                                              (334,214)
---------------------------------------------------------------------------------------------------------------------------
         193,239              72,263                             12,367             229                             522,335
          24,202              16,462        $211,915            105,321          38,480                             591,376
                                              (3,179)               589                             $3,420              830
           1,278               4,962                              6,164           2,140                              32,784
---------------------------------------------------------------------------------------------------------------------------
         218,719              93,687         208,736            124,441          40,849                           1,147,325
---------------------------------------------------------------------------------------------------------------------------
         134,384              27,643         179,235             82,019             339                             683,108
          17,121              30,812             618             15,110              35                             108,637
          50,955              21,120           3,946             15,749          25,453             (9,836)         176,207
---------------------------------------------------------------------------------------------------------------------------
         202,460              79,575         183,799            112,878          25,827                             967,952
---------------------------------------------------------------------------------------------------------------------------
          16,259              14,112          24,937             11,563          15,022                             179,373

                                                                                                    60,987           60,987
                                                                                                     6,393            6,393
---------------------------------------------------------------------------------------------------------------------------
                                                                                                                   $111,993
===========================================================================================================================

        $283,475            $745,733      $2,766,177         $3,352,911        $503,962                         $11,764,157
         235,213              53,567           1,156            124,335             111                           1,230,007
---------------------------------------------------------------------------------------------------------------------------
        $518,688            $799,300      $2,767,333         $3,477,246        $504,073                         $12,994,164
===========================================================================================================================

        $272,586            $655,684      $2,869,304         $2,545,364        $769,364                         $10,945,455
         223,953              41,710           1,448             75,177               9                           1,044,040
---------------------------------------------------------------------------------------------------------------------------
        $496,539            $697,394      $2,870,752         $2,620,541        $769,373                         $11,989,495
===========================================================================================================================

        $220,655            $544,085      $2,887,732         $2,316,495        $591,518                          $9,835,470
          65,887              52,837           1,785             56,074           1,083                             676,165
---------------------------------------------------------------------------------------------------------------------------
        $286,542            $596,922      $2,889,517         $2,372,569        $592,601                         $10,511,635
===========================================================================================================================

NOTE J. RECONCILIATION WITH STATUTORY REPORTING PRACTICES AND OTHER REGULATORY MATTERS

Financial statements prepared in conformity with generally accepted accounting principles differ in some respects from the statutory accounting practices prescribed or permitted by insurance regulatory authorities. The most significant differences are as follows: (a) acquisition costs of obtaining new business are deferred and amortized over the approximate life of the policies rather than charged to operations as incurred; (b) benefit liabilities are computed using a net level method and are based on realistic estimates of expected mortality, interest, and withdrawals as adjusted to provide for possible unfavorable deviation from such assumptions; (c) deferred income taxes are provided for temporary differences between financial and taxable earnings; (d) the Asset Valuation Reserve and Interest Maintenance Reserve are restored to share-owners’ equity; (e) furniture and equipment, agents’ debit balances, and prepaid expenses are reported as assets rather than being charged directly to surplus (referred to as nonadmitted assets); (f) certain items of interest income, principally accrual of mortgage and bond discounts, are amortized differently; and (g) bonds are recorded at their market values instead of amortized cost.

        The reconciliations of net income and share-owners’ equity prepared in conformity with statutory reporting practices to that reported in the accompanying consolidated financial statements are as follows:

                                                            Net Income                            Share-Owners' Equity
                                                    1999          1998         1997           1999           1998         1997
-------------------------------------------------------------------------------------------------------------------------------
In conformity with statutory
    reporting practices(1)                     $  83,656      $158,902     $134,417   $    598,655   $    567,125    $ 579,111
Additions (deductions)
    by adjustment:
Deferred policy acquisition
    costs, net of amortization                   120,644        68,155       10,310      1,011,524        841,425      632,737
Deferred income tax                              (35,130)      (29,038)      17,812         37,828        (44,636)     (41,212)
Asset Valuation Reserve                                                                     41,104         66,922       67,369
Interest Maintenance Reserve                        (226)       (1,355)      (1,434)        19,328         15,507        9,809
Nonadmitted items                                                                           51,350         42,835       30,500
Noninsurance affiliates                            2,584         8,612       17,176        904,762        956,928      626,615
Minority interest in
    consolidated subsidiaries                    (10,607)      (12,098)      (6,393)
Consolidation elimination                                                               (1,411,392)    (1,334,183)    (982,889)
Other valuation and timing differences            (9,594)      (62,397)     (59,895)      (387,936)      (167,729)    (163,843)
-------------------------------------------------------------------------------------------------------------------------------
In conformity with generally
    accepted accounting principles              $151,327      $130,781     $111,993   $    865,223   $    944,194    $ 758,197
===============================================================================================================================
(1) Consolidated

        As of December 31, 1999, the Company's insurance subsidiaries had on deposit with regulatory authorities, fixed maturity and short-term investments with a market value of approximately $53.6 million.

        The National Association of Insurance Commissioners has adopted the Codification of Statutory Accounting Principles (Codification). The Codification changes current statutory accounting rules in several areas. The Company has not estimated the potential effect the Codification may have on the statutory capital of the Company's insurance subsidiaries. The Codification will become effective January 1, 2001.

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

The actuarial present value of benefit obligations and the funded status of the plan at December 31 are as follows:
                                             1999                        1998
------------------------------------------------------------------------------

Projected Benefit obligation,
  beginning of the year                   $36,547                     $30,612
Service cost - benefits earned
  during the year                           3,270                       2,585
Interest cost - on projected
  benefit obligation                        2,779                       2,203
Actuarial gain (loss)                      (5,729)                      2,115
Plan amendment                                 32                         160
Benefits paid                                (369)                     (1,128)
------------------------------------------------------------------------------
Projected Benefit obligation,
  end of the year                          36,530                      36,547
------------------------------------------------------------------------------

Fair value of plan assets
  beginning of the year                   $25,147                      21,763
Actual return on plan assets                2,594                       1,689
Employer contribution                       7,048                       2,823
Benefits paid                                (369)                     (1,128)
------------------------------------------------------------------------------
Fair value of plan assets
    end of the year                        34,420                      25,147
------------------------------------------------------------------------------
Plan assets less than the
    projected benefit obligation          $(2,110)           $        (11,400)
Unrecognized net actuarial loss
    from past experience different
 from that assumed                          2,601                       9,069
Unrecognized prior service cost               569                         652
Unrecognized net transition asset             (17)                        (34)
------------------------------------------------------------------------------
Net pension asset (liability) recognized
  in balance sheet                        $ 1,043            $         (1,713)
==============================================================================
Net pension cost of the defined benefit pension plan includes the following components for the years ended December 31:

                              1999                 1998                1997
------------------------------------------------------------------------------
Service cost                 $3,270              $ 2,585              $2,112
Interest cost                 2,779                2,203               2,036
Expected return on
  plan assets                (2,348)              (1,950)             (1,793)
Amortization of
  prior service cost            115                  112                 100
Amortization of
  transition asset              (17)                 (17)                (17)
Recognized net actuarial
  loss                          494                  305                 152
------------------------------------------------------------------------------
Net pension cost             $4,293              $ 3,238              $2,590
==============================================================================
Assumptions used to determine the benefit obligations as of December 31 were as follows:
                                1999                 1998                1997
------------------------------------------------------------------------------
Weighted average
    discount rate               8.00%                6.75%               7.25%
Rates of increase
    in compensation level       5.75%                4.75%               5.25%
Expected long-term
    rate of return on assets    8.50%                8.50%               8.50%
===============================================================================

        At December 31, 1999, approximately $24.5 million of the assets of the pension plan are in a group annuity contract with Protective Life and therefore are included in the general assets of Protective Life. Approximately $8.9 million are invested in equity securities managed by Northern Trust Corporation.

        Until recently, upon retirement, the amount of pension plan assets vested in the retiree were used to purchase a single premium annuity from Protective Life in the retiree’s name. Therefore, amounts presented above as plan assets exclude assets relating to such retirees. Beginning July 1, 1999, retiree obligations are being fulfilled from pension plan assets.

        The Company also sponsors an unfunded excess benefits plan, which is a nonqualified plan that provides defined pension benefits in excess of limits imposed by federal tax law. At December 31, 1999 and 1998, the projected benefit obligation of this plan totaled $13.1 million and $11.7 million, respectively, of which $8.3 million and $7.8 million, respectively, have been recognized in the Company’s financial statements.

        Net pension costs of the excess benefits plan includes the following components for the years ended December 31:

                                 1999                 1998                1997
-------------------------------------------------------------------------------
Service cost                     $695                 $611               $ 544
Interest cost                     887                  722                 651
Plan amendment                                                             351
Amortization of
__prior service cost              113                  112                 112
Amortization of
__transition asset                 37                   37                  37
Recognized net actuarial
__loss                            265                  173                 180
------------------------------------------------------------------------------
Net pension cost               $1,997               $1,655              $1,875
==============================================================================

        In addition to pension benefits, the Company provides limited healthcare benefits to eligible retired employees until age 65. The postretirement benefit is provided by an unfunded plan. At December 31, 1999 and 1998, the liability for such benefits totaled $1.2 million. The expense recorded by the Company was $0.1 million in 1999, 1998, and 1997. The Company’s obligation is not materially affected by a 1% change in the healthcare cost trend assumptions used in the calculation of the obligation.

        Life insurance benefits for retirees are provided through the purchase of life insurance policies upon retirement equal to the employees' annual compensation up to a maximum of $75,000. This plan is partially funded at a maximum of $50,000 face amount of insurance.

        The Company sponsors a defined contribution retirement plan which covers substantially all employees. Employee contributions are made on a before-tax basis as provided by Section 401(k) of the Internal Revenue Code. The Company has established an Employee Stock Ownership Plan (ESOP) to match voluntary employee contributions to the Company’s 401(k) Plan. In 1994, a stock bonus was added to the 401(k) Plan for employees who are not otherwise under a bonus or sales incentive plan. Expense related to the ESOP consists of the cost of the shares allocated to participating employees plus the interest expense on the ESOP’s note payable to the Company less dividends on shares held by the ESOP. All shares held by the ESOP are treated as outstanding for purposes of computing the Company’s basic and diluted earnings per share. At December 31, 1999, the Company had committed approximately 120,812 shares to be released to fund employee benefits. The expense recorded by the Company for these employee benefits was less than $0.1 million in 1999, 1998, and 1997.

NOTE L. REINSURANCE

The Company assumes risks from, and reinsures certain of its risks with other insurers under yearly renewable term, coinsurance, and modified coinsurance agreements. Yearly renewable term and coinsurance agreements are accounted for by passing a portion of the risk to the reinsurer. Generally, the reinsurer receives a proportionate part of the premiums less commissions and is liable for a corresponding part of all benefit payments. Modified coinsurance is accounted for similarly to coinsurance except that the liability for future policy benefits is held by the original company, and settlements are made on a net basis between the companies. A substantial portion of the Company’s new life insurance and credit insurance sales are being reinsured. The Company reviews the financial condition of its reinsurers and monitors the amount of reinsurance it has with its reinsurers.

        The Company has reinsured approximately $93.5 billion, $64.8 billion, and $34.1 billion in face amount of life insurance risks with other insurers representing $364.7 million, $294.4 million, and $147.2 million of premium income for 1999, 1998, and 1997, respectively. The Company has also reinsured accident and health risks representing $172.8 million, $164.8 million, and $187.7 million of premium income for 1999, 1998, and 1997, respectively. In 1999 and 1998, policy and claim reserves relating to insurance ceded of $739.3 million and $658.7 million, respectively, are included in reinsurance receivables. Should any of the reinsurers be unable to meet its obligation at the time of the claim, obligation to pay such claim would remain with the Company. At December 31, 1999 and 1998, the Company had paid $46.8 million and $22.8 million, respectively, of ceded benefits which are recoverable from reinsurers. In addition, at December 31, 1999, the Company had receivables of $74.0 million related to insurance assumed.

NOTE M. ESTIMATED FAIR VALUES OF FINANCIAL INSTRUMENTS

The carrying amounts and estimated fair values of the Company's financial instruments at December 31 are as follows:

                                       1999                             1998
-----------------------------------------------------------------------------------------
                                              Estimated                        Estimated
                               Carrying         Fair           Carrying          Fair
                                Amounts         Values          Amounts         Values
-----------------------------------------------------------------------------------------

Assets (see Notes A and B):
Investments:
  Fixed maturities           $6,311,822      $6,311,822      $6,437,756         $6,437,756
  Equity securities              36,446          36,446          12,258             12,258
  Mortgage loans
       on real estate         1,945,990       1,909,026       1,622,903          1,774,379
  Short-term
       investments              113,657         113,657         216,249            216,249
Cash                             51,642          51,642           9,486              9,486
Liabilities
  (see Notes A and D):
Stable value contract
    account balances          2,680,009       2,649,616       2,691,697          2,751,007
Annuity account balances      1,639,231       1,598,993       1,519,820          1,513,148
Debt:
  Notes payable
    to banks                    114,000         114,000          49,749             49,749
  Senior Notes                   75,000          76,395          75,000             79,335
  Medium-Term
   Notes                         44,685          42,366          44,923             46,075
9% Monthly Income
    Preferred Securities                                         55,000             55,836
8.25% Trust Originated
    Preferred Securities         75,000          65,820          75,000             78,570
6.5% FELINE PRIDES              115,000         121,624         115,000            150,075
Other (see Note A):
Derivative Financial
    Instruments                      63          (2,282)          4,223             12,607

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

        The Company estimates the fair value of its derivative financial instruments using market quotes or derivative pricing models. The fair values represent the net amount of cash the Company would have received (or paid) had the contracts been terminated on December 31.

NOTE N. CONSOLIDATED QUARTERLY RESULTS – UNAUDITED

Protective Life Corporation’s unaudited consolidated quarterly operating data for the years ended December 31, 1999 and 1998, are presented below. In the opinion of management, all adjustments (consisting of normal recurring accruals) necessary for a fair presentation of quarterly results have been reflected in the data which follow. It is also management’s opinion, however, that quarterly operating data for insurance enterprises are not indicative of results to be achieved in succeeding quarters or years. In order to obtain a more accurate indication of performance, there should be a review of operating results, changes in share-owners’ equity, and cash flows for a period of several quarters.

1999                                  First Quarter      Second Quarter       Third Quarter      Fourth Quarter
----------------------------------------------------------------------------------------------------------------
Premiums and policy fees                $315,369            $326,805            $325,654            $331,489
Reinsurance ceded                       (117,952)           (130,345)           (134,573)           (155,163)
----------------------------------------------------------------------------------------------------------------
  Net of reinsurance ceded               197,417             196,460             191,081             176,326
Net investment income                    162,435             170,818             170,318             172,831
Realized investment gains (losses)         1,326                (682)             (3,984)              2,283
Other income                              18,003              25,244              23,808              30,198
----------------------------------------------------------------------------------------------------------------
Total revenues                           379,181             391,840             381,223             381,638
Benefits and expenses                    317,232             327,413             319,422             314,040
----------------------------------------------------------------------------------------------------------------
Income before income tax                  61,949              64,427              61,801              67,598
Income tax expense                        22,301              23,195              22,248              24,335
Minority interest                          3,025               3,024               2,220               2,337
Extraordinary loss, net of income tax                          1,763
================================================================================================================
Net income                               $36,623             $36,445             $37,333             $40,926
================================================================================================================
Operating income(1)per share - basic        $.55                $.59                $.61                $.61
Income before extraordinary loss - basic    $.56                $.58                $.57                $.63
Net income per share - basic                $.56                $.55                $.57                $.63
Average shares outstanding - basic    65,489,805          65,519,483          65,725,022          65,712,537
================================================================================================================
Operating income(1)per share - diluted      $.55                $.58                $.61                $.60
Income before extraordinary loss - diluted  $.56                $.57                $.57                $.62
Net income per share - diluted              $.56                $.54                $.57                $.62
Average shares outstanding - diluted  66,075,522          66,189,219          66,180,351          66,198,821
================================================================================================================

1998                                  First Quarter      Second Quarter       Third Quarter      Fourth Quarter
Premiums and policy fees                $242,832            $258,524            $275,411            $345,243
Reinsurance ceded                        (93,647)           (103,691)           (107,677)           (154,200)
----------------------------------------------------------------------------------------------------------------
  Net of reinsurance ceded               149,185             154,833             167,734             191,043
Net investment income                    157,649             153,006             164,537             161,204
Realized investment gains (losses)            11               2,023                 411                 676
Other income                              13,515              19,150              15,912              15,526
----------------------------------------------------------------------------------------------------------------
Total revenues                           320,360             329,012             348,594             368,449
Benefits and expenses                    270,334             273,524             292,391             309,442
----------------------------------------------------------------------------------------------------------------
Income before income tax                  50,026              55,488              56,203              59,007
Income tax expense                        17,009              19,921              19,671              21,244
Minority interest                          3,024               3,025               3,024               3,025
================================================================================================================
Net income                               $29,993             $32,542             $33,508             $34,738
================================================================================================================
Operating income(1) per share - basic       $.48                $.50                 $.53               $.53
Net income per share - basic                $.48                $.52                 $.53               $.53
Average shares outstanding - basic    62,606,735          62,704,433          63,272,089          65,474,321
================================================================================================================
Operating income(1)per share - diluted      $.47                $.50                 $.52               $.53
Net income per share - diluted              $.47                $.52                 $.52               $.53
Average shares outstanding - diluted  63,226,180          63,295,035          63,790,168          66,012,247
================================================================================================================

(1) Net income excluding realized investment gains and losses and related amortization and extraordinary loss.

NOTE O. SUBSEQUENT EVENTS

On January 20, 2000, the Company acquired the Lyndon Insurance Group (Lyndon). Lyndon manufactures and markets a variety of specialty insurance products including credit insurance, and vehicle and marine service agreements.

        On February 23, 2000, the Company announced that it and its joint venture partner have agreed to sell CRC Protective Life Insurance Company Limited of Hong Kong.