Form 10-K, Exhibit 13
period 2000-12-31
PROTECTIVE LIFE CORP
filed 2001-03-27
CIK 355429

Exhibit 13

Management’s Discussion and Analysis of
Financial Condition and Results of Operations

This report includes “forward-looking statements” which express expectations of future events and/or results. The words “believe,” “expect,” “anticipate,” and similar expressions identify forward-looking statements which are based on future expectations rather than on historical facts and are therefore subject to a number of risks and uncertainties, and the Company cannot give assurance that such statements will prove to be correct. Please refer to “Known Trends and Uncertainties” and “Other Developments” herein for more information about factors which could affect future results.

Results of Operations

The Company operates seven divisions each having a strategic focus which can be grouped into three general categories: life insurance, specialty insurance products, and retirement savings and investment products. The Company’s Divisions are: Individual Life, West Coast, Acquisitions, Dental Benefits, Financial Institutions, Stable Value Products, and Investment Products. The Company also has an additional business segment referred to as Corporate and Other.

Premiums and Policy Fees

The following table sets forth for the periods shown the amount of premiums and policy fees, net of reinsurance (premiums and policy fees), and the percentage change from the prior period:

     YEAR ENDED              AMOUNT                    PERCENTAGE
     DECEMBER 31         (IN THOUSANDS)                 INCREASE
     -----------         --------------                ----------
       1998                 $662,795                      26.9%
       1999                  761,284                      14.9
       2000                  833,658                       9.5

        In 1999, premiums and policy fees increased $98.5 million or 14.9% over 1998. Premiums and policy fees in the Individual Life Division decreased $33.7 million due to a higher amount of reinsurance ceded. Premiums and policy fees from the West Coast Division increased $0.8 million. The West Coast Division has also increased its use of reinsurance. The full year effect of the October 1998 coinsurance of a block of policies from Lincoln National Corporation (Lincoln National) was a $29.0 million increase in premiums and policy fees in the Acquisitions Division, whereas decreases in older acquired blocks resulted in a $10.9 million decrease in premiums and policy fees. The full year effect of the September 1998 acquisition of United Dental Care resulted in a $69.0 million increase in premiums and policy fees in the Dental Benefits Division. Premiums and policy fees related to the Dental Benefits Division’s other businesses increased $30.8 million. Premiums and policy fees from the Financial Institutions Division decreased $4.3 million of which $11.0 million related to the normal decrease in premiums on closed blocks of policies acquired in prior years. Premiums and policy fees related to the Financial Institutions Division’s other businesses increased $6.7 million. The increase in premiums and policy fees from the Investment Products Division was $5.4 million. Premiums and policy fees relating to various health insurance lines in the Corporate and Other segment increased $12.3 million.

        In 2000, premiums and policy fees increased $72.4 million or 9.5% over 1999. The Individual Life Division’s premiums and policy fees decreased $18.7 million due to a higher amount of reinsurance ceded. The West Coast Division’s premiums and policy fees increased $2.8 million. Premiums and policy fees in the Acquisitions Division are expected to decline with time (due to the lapsing of policies resulting from deaths of insureds or terminations of coverage) unless new acquisitions are made. No acquisitions were completed in this Division in 1999 or 2000, resulting in a decrease of $11.9 million in premiums and policy fees in 2000. Premiums and policy fees in the Dental Benefits Division decreased $1.7 million. In January 2000, the Financial Institutions Division acquired the Lyndon Insurance Group (Lyndon), which resulted in a $97.1 million increase in premiums and policy fees. Premiums and policy fees related to the Financial Institutions Division’s other businesses increased $15.4 million. The increase in premiums and policy fees from the Investment Products Division was $5.9 million. Premiums and policy fees relating to various health insurance lines in the Corporate and Other segment decreased $16.5 million.

Net Investment Income

The following table sets forth for the periods shown the amount of net investment income, the percentage change from the prior period, and the percentage earned on average cash and investments:

                                                                PERCENTAGE
                                                                  EARNED
   YEAR ENDED             AMOUNT            PERCENTAGE        ON AVERAGE CASH
   DECEMBER 31        (IN THOUSANDS)         INCREASE         AND INVESTMENTS
   -----------        --------------        ----------        ---------------
     1998               $636,396              7.6%                 7.7%
     1999                676,401              6.3                  7.6
     2000                737,284              9.0                  7.6

        Net investment income in 1999 increased $40.0 million or 6.3% over 1998, and in 2000 increased $60.9 million or 9.0% over 1999, primarily due to increases in the average amount of invested assets. Invested assets have increased primarily due to acquisitions, receiving stable value and annuity deposits, and the asset growth that results from the sale of various insurance products. The full year effect of the Lincoln National acquisition and the September 1999 recapture of a block of credit policies increased 1999 net investment income $18.8 million. The January 2000 Lyndon acquisition increased net investment income $21.8 million.

        The percentage earned on average cash and investments was 7.6% in both 1999 and 2000.

Realized Investment Gains (Losses)

The Company generally purchases its investments with the intent to hold to maturity by purchasing investments that match future cash flow needs. The sales of investments that have occurred generally result from portfolio management decisions to maintain proper matching of assets and liabilities. The following table sets forth realized investment gains (losses) for the periods shown:

              YEAR ENDED                         AMOUNT
              DECEMBER 31                    (IN THOUSANDS)
              -----------                    --------------
                 1998                            $3,121
                 1999                            (1,057)
                 2000                            (7,043)

        The Company has an allowance for uncollectible amounts on investments. The allowance totaled $21.8 million at both December 31, 1999 and 2000.

        Realized investment losses in 1999 of $56.2 million were largely offset by realized investment gains of $55.1 million. Realized investment losses do not include $3.7 million of credit losses charged against the allowance for uncollectible amounts on investments.

        Realized investment losses in 2000 of $42.3 million were largely offset by realized investment gains of $35.3 million.

Other Income

        The following table sets forth other income for the periods shown:

               YEAR ENDED                          AMOUNT
               DECEMBER 31                     (IN THOUSANDS)
               -----------                      ------------
                  1998                            $64,103
                  1999                             97,254
                  2000                            170,068

        Other income consists primarily of revenues of the Company’s broker-dealer subsidiary, direct response businesses, and service contract businesses, fees from variable insurance products, and revenues of the Company’s noninsurance subsidiaries.

        In 1999, revenues from the Company’s broker-dealer subsidiary, direct response businesses, and service contract businesses increased $14.3 million, $5.9 million, and $9.3 million, respectively. Other income from all other sources increased $3.7 million. In 2000, revenues from the Company’s broker-dealer subsidiary, direct response businesses, and service contract businesses increased $14.9 million, $15.0 million, and $15.7 million, respectively. In March 2000, the Company completed the sale of its Hong Kong affiliate, resulting in $24.8 million of other income. Other income from all other sources increased $2.4 million.

Income Before Income Tax

The table below sets forth operating income or loss and income or loss before income tax by business segment for the periods shown:

                                                                              YEAR ENDED DECEMBER 31
Amount (in thousands)                                              1998                 1999                2000
-----------------------------------------------------------------------------------------------------------------
Operating Income(1),(2),(3)
Life Insurance
Individual Life(2)                                              $29,230              $32,125             $40,230
West Coast                                                       20,983               26,063              36,367
Acquisitions                                                     51,463               63,671              52,762
Specialty Insurance Products
Dental Benefits                                                  20,721               39,644              32,293
Financial Institutions                                           18,738               21,932              32,191
Retirement Savings and Investment Products
Stable Value Products                                            30,780               29,465              31,208
Investment Products                                              12,567               12,491              15,171
Corporate and Other(3)                                           15,399               16,632               6,624
------------------------------------------------------------------------------------------------------------------
Total operating income                                          199,881              242,023             246,846
==================================================================================================================
Realized Investment Gains (Losses)
Stable Value Products                                             1,609                 (549)             (6,556)
Investment Products                                               1,318                1,446                 410
Unallocated Realized Investment Gains (Losses)                      194               (1,954)               (897)
Related Amortization of Deferred Policy Acquisition Costs
Investment Products                                                (890)              (1,446)               (410)
------------------------------------------------------------------------------------------------------------------
Total net                                                         2,231               (2,503)             (7,453)
==================================================================================================================
Income Before Income Tax(2),(3)
Life Insurance
Individual Life(2)                                               29,230               32,125              40,230
West Coast                                                       20,983               26,063              36,367
Acquisitions                                                     51,463               63,671              52,762
Specialty Insurance Products
Dental Benefits                                                  20,721               39,644              32,293
Financial Institutions                                           18,738               21,932              32,191
Retirement Savings and Investment Products
Stable Value Products                                            32,389               28,916              24,652
Investment Products                                              12,995               12,491              15,171
Corporate and Other(3)                                           15,399               16,632               6,624
Unallocated Realized Investment Gains (Losses)                      194               (1,954)               (897)
------------------------------------------------------------------------------------------------------------------
Total income before income tax                                 $202,112             $239,520            $239,393
==================================================================================================================
(1) Income before income tax excluding  realized  investment  gains and losses and related  amortization of deferred  policy  acquisition costs.
(2) Operating  income and income before income tax for the  Individual  Life  Division have been reduced by pretax  minority  interest in income of consolidated subsidiaries of $117 in 1999 and $740 in 2000.
(3) Operating  income and income before income tax for the Corporate and Other segment have been reduced by pretax  minority  interest in income of  consolidated  subsidiaries  of $18,612 in 1998;  $16,138 in 1999;  and $13,662 in 2000.  Such minority  interest  relates to payments made on the Company's MIPSSM, TOPrSSM, and FELINE PRIDESSM.

        The Individual Life Division’s 1999 pretax operating income was $32.1 million, $2.9 million above 1998. The Division’s mortality experience was $1.3 million more favorable in 1999 as compared to 1998. The Individual Life Division’s 2000 pretax operating income was $40.2 million, $8.1 million above 1999. The Division has grown through sales. The Division’s mortality experience was approximately $0.8 million better than expected in 2000 as compared to being approximately $1.8 million better than expected in 1999. The Division’s results include expenses to develop new distribution channels.

        In 1999, the West Coast Division had pretax operating income of $26.1 million, $5.1 million above 1998. In 2000, the Division had pretax operating income of $36.4 million, $10.3 million above 1999. The Division has grown through sales.

        In the ordinary course of business, the Acquisitions Division regularly considers acquisitions of blocks of policies or smaller insurance companies. Policies acquired through the Division are usually administered as “closed” blocks; i.e., no new policies are being marketed. Therefore, earnings from the Acquisitions Division are normally expected to decline over time (due to the lapsing of policies resulting from deaths of insureds or terminations of coverage) unless new acquisitions are made. The Division did not make an acquisition in 1999 or 2000.

        The Acquisitions Division’s 1999 pretax operating income was $63.7 million, $12.2 million above 1998. The full year effect of the October 1998 coinsurance of a block of policies from Lincoln National increased earnings $7.7 million in 1999. The Division’s mortality experience was approximately $8.9 million more favorable in 1999 than in 1998. In 2000, the Division’s pretax operating income was $52.8 million, $10.9 million below 1999. The Division’s mortality was approximately $5.8 million better than expected in 2000 as compared to being approximately $8.9 million better than expected in 1999. Additionally, in the fourth quarter of 1999, adjustments were made to the Division’s investment portfolio which had the effect of transferring approximately $10 million of investment income to the Corporate and Other segment during 2000.

        The Dental Benefits Division’s 1999 pretax operating income was $39.6 million, $18.9 million above 1998. United Dental Care represented $13.8 million of the increase. The Division’s other dental businesses increased $4.5 million. The Division’s 2000 pretax operating income was $32.3 million, $7.3 million below 1999. Dental earnings decreased due to lower prepaid dental revenue and higher expenses associated with the integration of United Dental Care.

        The Financial Institutions Division’s 1999 pretax operating income increased $3.2 million to $21.9 million. In September 1999, the Company recaptured a block of credit life and disability policies that it had previously ceded resulting in $2.7 million of earnings in 1999. The Division’s other lines of business improved $0.5 million in 1999. The Division’s 2000 pretax operating income increased $10.3 million to $32.2 million. Included in the Division’s 2000 results were $16.9 million from the Lyndon acquisition. Earnings of the Division’s other businesses were lower than expected due to higher than expected claims.

        The Stable Value Products Division’s 1999 pretax operating income decreased $1.3 million to $29.5 million. This decrease was primarily due to lower interest rate spreads. The Division had 2000 pretax operating income of $31.2 million, $1.7 million above 1999. The increase was due to higher account balances which was partially offset by lower interest rate spreads. Operating spreads in 2000 were compressed due to higher interest rates and an inverted yield curve. Realized investment losses associated with this Division in 1999 were $0.6 million as compared to $6.5 million in 2000. As a result, total pretax income was $28.9 million in 1999 and $24.7 million in 2000.

        The Investment Products Division’s 1999 pretax operating income was $12.5 million, slightly below 1998. The Division’s 2000 pretax operating income increased $2.7 million to $15.2 million. The increase reflects the Division’s growth through sales. The Division had no realized investment gains or losses (net of related amortization of deferred policy acquisition costs) in 1999 and 2000.

        The Corporate and Other segment consists primarily of net investment income on unallocated capital, interest expense on substantially all debt, several lines of business which the Company is not actively marketing (mostly health insurance), earnings from various investment-related transactions, and the operations of several small subsidiaries. The segment’s 1999 pretax operating income increased to $16.6 million primarily due to growth in net investment income on capital. The segment’s 2000 pretax operating income was $6.6 million. The segment’s 2000 results include $24.8 million of income from the sale of the Company’s Hong Kong affiliate. Earnings from health insurance lines decreased $7.0 million. The segment also had $18.6 million less net investment income as compared to 1999. In 2000, higher short-term interest rates and an inverted yield curve reduced investment income and increased interest expense.

Income Tax Expense

The following table sets forth the effective income tax rates for the periods shown:

      YEAR ENDED DECEMBER 31            EFFECTIVE INCOME TAX RATES
      ----------------------            --------------------------
             1998                                 35.3%
             1999                                 36.0
             2000                                 35.8

        Management’s current estimate of the effective income tax rate for 2001 is approximately 35.2%.

Extraordinary Loss

On June 30, 1999, the Company caused PLC Capital L.L.C. (PLC Capital), a special purpose finance subsidiary, to redeem its $55 million of 9% Cumulative Monthly Income Preferred Securities, Series A (MIPS). In a related transaction, the Company redeemed its $69.6 million of Subordinated Debentures which were held by PLC Capital. The redemption resulted in an extraordinary loss of $1.8 million or $0.03 per share on both a basic and diluted basis. The extraordinary loss was comprised primarily of unamortized deferred debt issue costs and losses related to the termination of related interest rate swap agreements, net of an income tax benefit of $0.9 million.

Net Income

The following table sets forth net income and net income per share for the periods shown:

                                                  PER
  YEAR ENDED              AMOUNT                 SHARE            PERCENTAGE
  DECEMBER 31         (IN THOUSANDS)            DILUTED            INCREASE
  -----------         --------------            -------           ---------
     1998                $130,781               $2.04               14.6%
     1999                 151,327                2.29               12.3
     2000                 153,476                2.32                1.3

        Net income per share diluted in 1999 increased 12.3% over 1998, reflecting improved operating earnings in the Individual Life, West Coast, Acquisitions, Dental Benefits, Financial Institutions, and Investment Products Divisions, which were partially offset by lower operating earnings in the Stable Value Products Division and the Corporate and Other segment, and realized investment losses (net of related amortization of deferred policy acquisition costs). Net income per share diluted in 2000 increased 1.3% over 1999, reflecting improved operating earnings in the Individual Life, West Coast, Financial Institutions, Stable Value Products, and Investment Products Divisions, which were partially offset by lower operating earnings in the Acquisitions and Dental Benefits Divisions and the Corporate and Other segment, and higher realized investment losses.

Known Trends and Uncertainties

The operating results of companies in the insurance industry have historically been subject to significant fluctuations. The factors which could affect the Company’s future results include, but are not limited to, general economic conditions and the known trends and uncertainties which are discussed more fully below. Please also refer to Other Developments herein.

o We are exposed to many types of risks that could negatively affect our business. There are many types of risks that all companies are exposed to in their businesses. For example, companies are exposed to the risks of natural disasters, malicious acts, computer viruses, and other perils. While the Company has obtained insurance, implemented risk management and contingency plans, and taken preventive measures and other precautions, no assurance can be given that there are not scenarios that could have an adverse effect on the Company.

o We operate in a mature, highly competitive industry, which could limit our ability to gain or maintain our position in the industry. Life and health insurance is a mature industry. In recent years, the industry has experienced little growth in life insurance sales, though the aging population has increased the demand for retirement savings products. Life and health insurance is a highly competitive industry. The Company encounters significant competition in all lines of business from other insurance companies, many of which have greater financial resources than the Company as well as competition from other providers of financial services. Competition could result in, among other things, lower sales or higher lapses of existing products.

        The insurance industry is consolidating, with larger, potentially more efficient organizations emerging from consolidation. Also, some mutual insurance companies are converting to stock ownership, which will give them greater access to capital markets. Additionally, commercial banks, insurance companies, and investment banks may now combine, provided certain requirements are satisfied.

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

o A ratings downgrade could adversely affect our ability to compete. Ratings are an important factor in the Company’s competitive position. Rating organizations periodically review the financial performance and condition of insurers, including the Company’s subsidiaries. A downgrade in the ratings of the Company’s subsidiaries could adversely affect the Company’s ability to sell its products, retain existing business, and compete for attractive acquisition opportunities.

        For the past several years, rating downgrades in the industry have exceeded upgrades. Rating organizations assign ratings based upon several factors. While most of the factors relate to the rated company, some of the factors relate to the views of the rating organization, general economic conditions, and circumstances outside the rated company’s control. The Company cannot predict what actions the rating organizations may take, or what actions the Company may be required to take in response to the actions of the rating organizations, which could adversely affect the Company.

o Our policy claims fluctuate from year to year. The Company’s results may fluctuate from year to year due to fluctuations in policy claims received by the Company. Certain of the Company’s businesses may experience higher claims if the economy is growing slowly or in recession.

o We could be forced to sell investments at a loss to cover policyholder withdrawals. Many of the products offered by the Company’s insurance subsidiaries allow policyholders and contract holders to withdraw their funds under defined circumstances. The subsidiaries manage their liabilities and configure their investment portfolios so as to provide and maintain sufficient liquidity to support anticipated withdrawal demands and contract benefits and maturities. While the Company’s life insurance subsidiaries own a significant amount of liquid assets, a certain portion of their assets are relatively illiquid. Unanticipated withdrawal or surrender activity could, under some circumstances, compel the Company’s insurance subsidiaries to dispose of assets on unfavorable terms, which could have an adverse effect on the Company.

o Interest-rate fluctuations could negatively affect our spread income or otherwise impact our business. Significant changes in interest rates expose insurance companies to the risk of not earning anticipated spreads between the interest rate earned on investments and the credited interest rates paid on outstanding policies. Both rising and declining interest rates can negatively affect the Company’s spread income. While the Company develops and maintains asset/liability management programs and procedures designed to preserve spread income in rising or falling interest rate environments, no assurance can be given that changes in interest rates will not affect such spreads.

        Changes in interest rates may also impact our business in other ways. Lower interest rates may result in lower sales of certain of the Company’s insurance and investment products. In addition, certain of the Company’s insurance and investment products guarantee a minimum credited interest rate.

        Higher interest rates may create a less favorable environment for the origination of mortgage loans and decrease the investment income we receive in the form of prepayment fees, make-whole payments, and mortgage participation income. Higher interest rates may also increase the cost of debt and other obligations having floating rate or rate reset provisions, and may result in lower sales of variable products. Also, the amount of policy fees received from variable products is affected by the performance of the equity markets.

        Additionally, the Company’s asset/liability management programs and procedures incorporate assumptions about the relationship between short-term and long-term interest rates (i.e., the slope of the yield curve), relationships between risk-adjusted and risk-free interest rates, market liquidity, and other factors. The effectiveness of the Company’s asset/liability management programs and procedures may be negatively affected whenever actual results differ from these assumptions.

o Insurance companies are highly regulated. The Company’s insurance subsidiaries are subject to government regulation in each of the states in which they conduct business. Such regulation is vested in state agencies having broad administrative power dealing with many aspects of the insurance business, which may include premium rates, marketing practices, advertising, policy forms, and capital adequacy, and is concerned primarily with the protection of policyholders rather than share owners. The Company cannot predict what regulatory initiatives may be enacted which could adversely affect the Company.

        The Company’s insurance subsidiaries may be subject to regulation by the United States Department of Labor when providing a variety of products and services to employee benefit plans governed by the Employment Retirement Income Security Act (ERISA). Severe penalties are imposed for breach of duties under ERISA.

        Certain policies, contracts, and annuities offered by the Company’s insurance subsidiaries are subject to regulation under the federal securities laws administered by the Securities and Exchange Commission. The federal securities laws contain regulatory restrictions and criminal, administrative, and private remedial provisions.

o Tax law changes could adversely affect our ability to compete with non-insurance products or reduce the demand for certain insurance products. Under the Internal Revenue Code of 1986, as amended, income tax payable by policyholders on investment earnings is deferred during the accumulation period of certain life insurance and annuity products. This favorable tax treatment may give certain of the Company’s products a competitive advantage over other non-insurance products. To the extent that the Internal Revenue Code is revised to reduce the tax-deferred status of life insurance and annuity products, or to increase the tax-deferred status of competing products, all life insurance companies, including the Company’s subsidiaries, would be adversely affected with respect to their ability to sell such products, and, depending upon grandfathering provisions, the surrenders of existing annuity contracts and life insurance policies. In addition, life insurance products are often used to fund estate tax obligations. If the estate tax was reduced or eliminated, the demand for certain life insurance products could be adversely affected. The Company cannot predict what tax initiatives may be enacted which could adversely affect the Company.

o Financial services companies are frequently the targets of litigation, including class action litigation, which could result in substantial judgments. A number of civil jury verdicts have been returned against insurers and other providers of financial services involving sales practices, alleged agent misconduct, failure to properly supervise representatives, and other matters. Increasingly these lawsuits have resulted in the award of substantial judgments that are disproportionate to the actual damages, including material amounts of punitive damages. In some states, including Alabama (where the Company maintains its headquarters), juries have substantial discretion in awarding punitive and non-economic compensatory damages, which creates the potential for unpredictable material adverse judgments in any given lawsuit. In addition, in some class action and other lawsuits, companies have made material settlement payments. The Company, like other financial services companies, in the ordinary course of business, is involved in such litigation or, alternatively, in arbitration. The Company cannot predict the outcome of any such litigation or arbitration.

o A decrease in sales or persistency could negatively affect our results. The Company’s ability to maintain low unit costs is dependent upon the level of sales and persistency. A decrease in sales or persistency without a corresponding reduction in expenses may result in higher unit costs.

        Additionally, a decrease in persistency may result in higher amortization of deferred policy acquisition costs. Although many of the Company’s products contain surrender charges, the charges decrease over time and may not be sufficient to cover the unamortized deferred policy acquisition costs with respect to the insurance policy or annuity contract being surrendered.

o Our investments are subject to risks. The Company’s invested assets and derivative financial instruments are subject to customary risks of credit defaults and changes in market values. The value of the Company’s commercial mortgage loan portfolio depends in part on the financial condition of the tenants occupying the properties which the Company has financed. Factors that may affect the overall default rate on, and market value of, the Company’s invested assets, derivative financial instruments, and mortgage loans include interest rate levels, financial market performance, and general economic conditions as well as particular circumstances affecting the businesses of individual borrowers and tenants.

o Our growth from acquisitions involves risks. The Company’s acquisitions have increased its earnings in part by allowing the Company to enter new markets and to position itself to realize certain operating efficiencies. There can be no assurance, however, that the Company will realize the anticipated financial results from its acquisitions, or that suitable acquisitions, presenting opportunities for continued growth and operating efficiencies, or capital to fund acquisitions will continue to be available to the Company.

o We are dependent on the performance of others. The Company’s results may be affected by the performance of others because the Company has entered into various arrangements involving other parties. Examples include, but are not limited to, the following: many of the Company’s products are sold through independent distribution channels; the Investment Products Division’s variable annuity deposits are invested in funds managed by third parties; prepaid dental services are performed by a contracted network of independent dentists; and a portion of the sales in the Individual Life and West Coast Divisions comes from arrangements with unrelated marketing organizations. The Company may also use third-party administrators to collect premiums, pay claims, and/or perform customer service functions. Additionally, the Company’s operations are dependent on various technologies some of which are provided and/or maintained by other parties.

        As with all financial services companies, our ability to conduct business is dependent upon consumer confidence in the industry and its products. Actions of competitors, and financial difficulties of other companies in the industry, could undermine consumer confidence and adversely affect the Company.

o Our reinsurance program involves risks. The Company’s insurance subsidiaries cede insurance to other insurance companies through reinsurance. However, the Company remains liable with respect to ceded insurance should any reinsurer fail to meet the obligations assumed by it.

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

Recently Issued Accounting Standards

The Financial Accounting Standards Board (FASB) has issued Statement of Financial Accounting Standards (SFAS) No. 133, “Accounting for Derivative Instruments and Hedging Activities.” Effective January 1, 2001, SFAS No. 133 (as amended by SFAS Nos. 137 and 138) requires the Company to record derivative financial instruments, including certain derivative instruments embedded in other contracts, on its balance sheet and to carry such derivatives at fair value. Derivatives that are not designated to be part of a qualifying hedging relationship must be adjusted to fair value each period through net income. If the derivative is a hedge, its change in fair value is either offset against the change in fair value of the hedged item through net income or recorded in share-owners’ equity until the hedged item is recognized in net income. The fair value of derivatives increases or decreases as interest rates and general economic conditions change. The adoption of SFAS No. 133 on January 1, 2001, will result in a cumulative after-tax charge to net income of approximately $7.6 million and a cumulative after-tax increase to other comprehensive income of approximately $4.0 million in the first quarter of fiscal 2001. The adoption will also impact assets and liabilities recorded on the balance sheet. Prospectively, the adoption may introduce volatility into the Company’s reported net income and other comprehensive income depending on future market conditions and the Company’s hedging activities.

        In September 2000, the FASB issued SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, a replacement of SFAS No. 125.” SFAS No. 140 revises the standards of accounting for securitizations and other transfers of financial assets. This statement is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001.

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

        The Company’s investments in debt and equity securities are reported at market value, and investments in mortgage loans are reported at amortized cost. At December 31, 2000, the Company’s fixed maturity investments (bonds and redeemable preferred stocks) had a market value of $7,415.8 million, which is 1.0% below amortized cost (less allowances for uncollectible amounts on investments) of $7,489.4 million. The Company had $2,268.2 million in mortgage loans at December 31, 2000. While the Company’s mortgage loans do not have quoted market values, at December 31, 2000, the Company estimates the market value of its mortgage loans to be $2,385.2 million (using discounted cash flows from the next call date), which is 5.2% above amortized cost. Most of the Company’s mortgage loans have significant prepayment penalties. These assets are invested for terms approximately corresponding to anticipated future benefit payments. Thus, market fluctuations are not expected to adversely affect liquidity.

        At December 31, 1999, the Company’s fixed maturity investments had a market value of $6,340.8 million, which was 3.7% below amortized cost of $6,583.0 million. The Company estimated the market value of its mortgage loans to be $1,909.0 million at December 31, 1999, which was 1.9% below amortized cost of $1,946.0 million.

        The following table sets forth the estimated market values of the Company’s fixed maturity investments and mortgage loans resulting from a hypothetical immediate 1 percentage point increase in interest rates from levels prevailing at December 31, and the percent change in market value the following estimated market values would represent.

                              AMOUNT                        PERCENT
AT DECEMBER 31             (IN MILLIONS)                    CHANGE
----------------------------------------------------------------------
1999
----------------------------------------------------------------------
Fixed maturities              $6,053.0                      (4.1)%
Mortgage loans                 1,825.0                      (4.4)
======================================================================
2000
----------------------------------------------------------------------
Fixed maturities              $7,156.3                      (3.5)%
Mortgage loans                 2,277.9                      (4.5)
======================================================================

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

        For several years the Company has offered a type of commercial mortgage loan under which the Company will permit a slightly higher loan-to-value ratio in exchange for a participating interest in the cash flows from the underlying real estate. As of December 31, 2000, approximately $572.2 million of the Company’s mortgage loans have this participation feature.

        At December 31, 2000, delinquent mortgage loans and foreclosed properties were 0.6% of invested assets. Bonds rated less than investment grade were 2.5% of invested assets. The Company does not expect these investments to adversely affect its liquidity or ability to maintain proper matching of assets and liabilities. The Company’s allowance for uncollectible amounts on investments was $21.8 million at December 31, 2000.

        Policy loans at December 31, 2000, were $230.5 million, a decrease of $1.6 million from December 31, 1999. Policy loan rates are generally in the 4.0% to 8.0% range. Such rates at least equal the assumed interest rates used for future policy benefits.

        In the ordinary course of its commercial mortgage lending operations, the Company will commit to provide a mortgage loan before the property to be mortgaged has been built or acquired. The mortgage loan commitment is a contractual obligation to fund a mortgage loan when called upon by the borrower. The commitment is not recognized in the Company’s financial statements until the commitment is actually funded. The mortgage loan commitment contains terms, including the rate of interest which may be less than prevailing interest rates.

        At December 31, 2000, the Company had outstanding mortgage loan commitments of $308.4 million with an estimated fair value of $319.0 million (using discounted cash flows from the first call date). At December 31, 1999, the Company had outstanding commitments of $552.6 million with an estimated fair value of $531.0 million. The following table sets forth the estimated fair value of the Company’s mortgage loan commitments resulting from a hypothetical immediate 1 percentage point increase in interest rate levels prevailing at December 31, and the percent change in fair value the following estimated fair values would represent.

                                AMOUNT                     PERCENT
AT DECEMBER 31               (IN MILLIONS)                 CHANGE
--------------------------------------------------------------------
1999                            $503.4                      (5.2)%
2000                             305.0                      (4.4)
====================================================================

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

        At December 31, 2000, the Company had policy liabilities and accruals of $5,969.5 million. The Company’s life insurance products have a weighted average minimum credited interest rate of approximately 4.4%.

        At December 31, 2000, the Company had $3,177.9 million of stable value account balances with an estimated fair value of $3,251.0 million (using discounted cash flows), and $1,916.9 million of annuity account balances with an estimated fair value of $1,893.7 million (using surrender values).

        At December 31, 1999, the Company had $2,680.0 million of stable value account balances with an estimated fair value of $2,649.6 million, and $1,639.2 million of annuity account balances with an estimated fair value of $1,599.0 million.

        The following table sets forth the estimated fair values of the Company’s stable value and annuity account balances resulting from a hypothetical immediate 1 percentage point decrease in interest rates from levels prevailing at December 31, and the percent change in fair value the following estimated fair values would represent.

                                                AMOUNT                  PERCENT
AT DECEMBER 31                               (IN MILLIONS)              CHANGE
--------------------------------------------------------------------------------
1999
--------------------------------------------------------------------------------
Stable value account balances                  $2,692.0                   1.6%
Annuity account balances                        1,658.2                   3.7
================================================================================

2000
--------------------------------------------------------------------------------
Stable value account balances                  $3,299.8                   1.5%
Annuity account balances                        1,975.1                   4.3
================================================================================

        Estimated fair values were derived from the durations of the Company's stable value and annuity account balances. While these estimated fair values generally provide an indication of how sensitive the fair values of the Company's stable value and annuity account balances are to changes in interest rates, they do not represent management's view of future market changes, and actual market results may differ from these estimates.

        Approximately one-fourth of the company’s liabilities relate to products (primarily whole life insurance), the profitability of which could be affected by changes in interest rates. The effect of such changes in any one year is not expected to be material.

Derivative Financial Instruments

Combinations of interest rate swap contracts, options, and futures contracts are sometimes used as hedges against changes in interest rates for certain investments, primarily outstanding mortgage loan commitments and certain investment securities. No realized gains or losses were deferred in 2000 or 1999.

        The Company uses interest rate swap contracts, swaptions (options to enter into interest rate swap contracts), caps, and floors to convert certain investments and liabilities from a variable rate of interest to a fixed rate of interest, and from a fixed rate to a variable rate of interest, and to convert a portion of its Senior Notes, Medium-Term Notes, and 8.25% Trust Originated Preferred Securities from a fixed rate to a variable rate of interest. Swap contracts are also used to alter the effective durations of assets and liabilities. The Company uses foreign currency swaps in connection with certain stable value contracts denominated in foreign currencies. In September 2000, the Company entered into a total return swap with an unrelated party relating to a portfolio of investments being managed by the Company for the unrelated party.

        At December 31, 2000, contracts with a notional amount of $3,134.2 million were in a $12.3 million net unrealized loss position. At December 31, 1999, contracts with a notional amount of $1,598.9 million were in a $3.7 million net unrealized loss position. The Company recognized $9.3 million of realized investment gains and $3.8 million of realized investment losses related to derivative financial instruments in 2000 and 1999, respectively.

        The following table sets forth the notional amount and net unrealized gains and losses of the company’s derivative financial instruments at December 31, and the estimated net unrealized gains and losses resulting from a hypothetical immediate plus and minus 1 percentage point change in interest rates from levels prevailing at December 31.

                                                         NET UNREALIZED GAIN (LOSS)
--------------------------------------------------------------------------------------------------
                                                                               RESULTING FROM
                                                                              AN IMMEDIATE +/-1
                                                                                 PERCENTAGE
                                                                                POINT CHANGE
                               NOTIONAL                   AT                  IN INTEREST RATES
(IN MILLIONS)                   AMOUNT                DECEMBER 31            +1%             -1%
--------------------------------------------------------------------------------------------------
1999
--------------------------------------------------------------------------------------------------
Options
     Calls                      $450.0                 $(1.4)                $(1.5)       $(1.2)
Fixed to floating
     Swaps                       400.0                  (2.6)                 (4.5)        (1.3)
     Swaptions                    35.0                   0.5                  (0.2)         0.8
     Caps                         95.0                   0.2                   0.7          0.1
     Floors                       35.0                  (0.1)                  0.0         (0.2)
Floating to fixed
     Swaps                       583.9                  (0.3)                (28.7)        30.5
-------------------------------------------------------------------------------------------------
                              $1,598.9                 $(3.7)               $(34.2)       $28.7
=================================================================================================
2000
-------------------------------------------------------------------------------------------------
Options
     Puts                        $50.0                  $0.0                  $0.2         $0.0
Futures                          100.8                  (2.8)                  4.0         (9.0)
Fixed to floating
     Swaps                     1,249.3                  (4.7)                (42.1)        27.9
     Swaptions                   310.0                   0.4                   0.7          8.3
     Caps                        295.0                   0.0                   0.3          0.0
     Floors                      120.0                  (0.3)                  0.0         (0.8)
Floating to fixed
     Swaps                       160.0                  (2.5)                  4.5         (9.4)
     Caps                        300.0                   0.0                   0.6          0.0
     Floors                      300.0                  (1.1)                  0.0         (3.1)
-------------------------------------------------------------------------------------------------
                              $2,885.1                $(11.0)               $(31.8)       $ 13.9
=================================================================================================

        The Company is also subject to foreign exchange risk arising from stable value contracts denominated in foreign currencies and related foreign currency swaps. At December 31, 2000, stable value contracts of $249.2 million had a foreign exchange loss of approximately $4.0 million. At December 31, 2000, the related foreign currency swaps had a net unrealized loss of approximately $1.3 million.

        The following table sets forth the notional amount and net unrealized gains and losses of the funding agreements and related foreign currency swaps at December 31, 2000, and the estimated net unrealized gains and losses resulting from a hypothetical 10% change in quoted foreign currency exchange rates from levels prevailing at December 31, 2000.

                                                          NET UNREALIZED GAIN (LOSS)
----------------------------------------------------------------------------------------------------
                                                                              RESULTING FROM
                                                                           AN IMMEDIATE +/-10%
                                                                             CHANGE IN FOREIGN
                                                                             CURRENCY EXCHANGE
                             NOTIONAL                    AT                        RATES
(IN MILLIONS)                 AMOUNT                 DECEMBER 31             +10%            -10%
----------------------------------------------------------------------------------------------------
2000
----------------------------------------------------------------------------------------------------
Stable Value
     Contracts                  $249.2                 $(4.0)               $(29.3)      $ 21.3
Foreign Currency
     Swaps                       249.2                  (1.3)                 23.7        (26.4)
----------------------------------------------------------------------------------------------------
                                $498.4                 $(5.3)                $(5.6)       $(5.1)
====================================================================================================

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

Asset/Liability Management

The Company’s asset/liability management programs and procedures involve the monitoring of asset and liability durations for various product lines; cash flow testing under various interest rate scenarios; and the continuous rebalancing of assets and liabilities with respect to yield, risk, and cash flow characteristics. It is the Company’s policy to generally maintain asset and liability durations within one-half year of one another, although, from time to time, a broader interval may be allowed.

        The Company believes its asset/liability management programs and procedures and certain product features provide protection for the Company against the effects of changes in interest rates. Additionally, the Company believes its asset/liability management programs and procedures provide sufficient liquidity to enable it to fulfill its obligation to pay benefits under its various insurance and deposit contracts. However, the Company’s asset/liability management programs and procedures incorporate assumptions about the relationship between short-term and long-term interest rates (i.e., the slope of the yield curve), relationships between risk-adjusted and risk-free interest rates, market liquidity and other factors. The effectiveness of the Company’s asset/liability management programs and procedures may be negatively affected whenever actual results differ from those assumptions. During 2000, market conditions and an inverted yield curve limited the Company’s ability to offset the effects of rising short-term interest rates.

        Cash outflows related to stable value contracts (primarily maturing contracts, scheduled interest payments, and expected withdrawals) were approximately $874 million during 2000. Cash outflows related to stable value contracts are estimated to be approximately $801 million in 2001. At December 31, 2000, the Company had $30.0 million, $50.0 million, and $76.0 million of stable value contracts which may be terminated by the contract holder upon seven, thirty, and ninety days notice, respectively. The Company’s asset/liability management programs and procedures take into account maturing contracts and expected withdrawals. Accordingly, the Company does not expect stable value contract related cash outflows to have an unusual effect on the future operations and liquidity of the Company.

        The life insurance subsidiaries were committed at December 31, 2000, to fund mortgage loans in the amount of $308.4 million. The Company’s subsidiaries held $237.7 million in cash and short-term investments at December 31, 2000. Protective Life Corporation had an additional $7.0 million in cash and short-term investments available for general corporate purposes.

        While the Company generally anticipates that the cash flow of its subsidiaries will be sufficient to meet their investment commitments and operating cash needs, the Company recognizes that investment commitments scheduled to be funded may, from time to time, exceed the funds then available. Therefore, the Company has arranged sources of credit for its insurance subsidiaries to use when needed. The Company expects that the rate received on its investments will equal or exceed its borrowing rate. Additionally, the Company may, from time to time, sell short-duration stable value products to complement its cash management practices.

        The Company has also used securitization transactions to increase its liquidity. In 1998, the Company sold $146 million of its commercial mortgage loans in a securitization transaction. Proceeds from the sale consisted of cash of $104 million, net of expenses, and securities issued in the securitization transaction of approximately $42 million. In 1999, the Company sold $263 million of loans, receiving cash of $220 million and securities of approximately $43 million.

Capital

At December 31, 2000, Protective Life Corporation had no borrowings outstanding under its $125 million revolving lines of credit.

        Protective Life Corporation’s cash flow is dependent on cash dividends and payments on surplus notes from its subsidiaries; revenues from investment, data processing, legal and management services rendered to subsidiaries; and investment income. At December 31, 2000, approximately $463.5 million of consolidated share-owners’ equity, excluding net unrealized investment gains and losses, represented net assets of the Company’s insurance subsidiaries that cannot be transferred to Protective Life Corporation. In addition, the states in which the Company’s insurance subsidiaries are domiciled impose certain restrictions on the insurance subsidiaries’ ability to pay dividends to Protective Life Corporation.

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

        On March 20, 2000, the Company issued Senior Notes totaling $125 million with 10, 15, and 30 year maturities. Interest rates range from 8.00% to 8.25%. The proceeds were used to repay bank borrowings of which $55 million had been used to redeem the Monthly Income Preferred Securities in 1999.

        On December 14, 2000, the Company issued $60 million of 7.5% Senior Notes, with a 15 year maturity. The proceeds were used to repay bank borrowings and to partially fund the acquisition, through a coinsurance transaction, of a block of approximately 70,000 individual life insurance policies from Standard Insurance Company (Standard). The transaction represents approximately $80 million of annual premiums and $725 million of policy liabilities. The transaction was completed in January 2001.

        On February 16, 2001, the Company issued 3.9 million shares of its Common Stock under stock purchase contracts relating to its 6.5% FELINE PRIDES. In the transaction, substantially all of the preferred securities comprising part of the FELINE PRIDES, and the underlying subordinated debt, were redeemed.

        On February 28, 2001, the Company issued $100 million of Floating Rate Senior Notes. The proceeds were used to invest in the Company’s insurance subsidiaries, which includes completing the funding of the Standard transaction, and for general corporate purposes.

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

Other Developments

The NAIC has adopted the Codification of Statutory Accounting Principles (Codification). Codification changes current statutory accounting rules in several areas and is effective January 1, 2001. Although the Company has not estimated the potential effect the Codification may have on the statutory capital of the Company’s insurance subsidiaries, the Company does not believe the Codification will have a material effect on the financial position, results of operation, or liquidity of the Company.

        The NAIC has adopted a model regulation, commonly referred to as “Triple X” (i.e., Roman numeral XXX), for universal life and level premium term and term-like insurance products. Triple X potentially increases the amount of regulatory liabilities and thus the capital employed in the sale of these products. Thirty-five jurisdictions have adopted Triple X. Insurers have reacted to Triple X by changing product features and/or premium rates. The Company assessed the probable impact of Triple X on its products and introduced new products in 2000 in response to Triple X. The Company cannot predict what effect Triple X may have or how its response to Triple X will affect its competitive position. In the first half of 2000, the Company issued a significant number of policies which had been applied for prior to January 1, 2000.

        During 1999 and 2000, most financial services companies, including the Company, experienced a decrease in the market price of their common stock. Although the Company believes it has sufficient capital to fund its immediate growth and capital needs, a lower stock price may limit the Company’s ability to raise capital to fund other growth opportunities and acquisitions.

Impact of Inflation

Inflation increases the need for life insurance. Many policyholders who once had adequate insurance programs may increase their life insurance coverage to provide the same relative financial benefit and protection. Higher interest rates may result in higher sales of certain of the Company’s investment products.

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

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Share Owners of Protective Life Corporation

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, share-owners’ equity and of cash flows present fairly, in all material respects, the financial position of Protective Life Corporation and its subsidiaries at December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/S/PRICEWATERHOUSECOOPERS LLP
------------------------------------------------------
PricewaterhouseCoopers LLP
Birmingham, Alabama
March 1, 2001

Year Ended December 31

(Dollars in thousands except per share amounts)                   2000                1999               1998
-------------------------------------------------------------------------------------------------------------------
Revenues
Premiums and policy fees                                       $1,656,108          $1,299,317         $1,122,010
Reinsurance ceded                                                (822,450)           (538,033)          (459,215)
-------------------------------------------------------------------------------------------------------------------
     Net of reinsurance ceded                                     833,658             761,284            662,795
Net investment income                                             737,284             676,401            636,396
Realized investment gains (losses)                                 (7,043)             (1,057)             3,121
Other income                                                      170,068              97,254             64,103
-------------------------------------------------------------------------------------------------------------------
     Total revenues                                             1,733,967           1,533,882          1,366,415
-------------------------------------------------------------------------------------------------------------------
Benefits and expenses
Benefits and settlement expenses (net of reinsurance ceded:
     2000 - $538,291; 1999 - $344,474; 1998 - $330,494)           989,565             864,582            785,765
Amortization of deferred policy acquisition costs                 149,574             104,912            111,188
Amortization of goodwill                                            8,525               5,584              2,778
Other operating expenses (net of reinsurance ceded:
     2000 - $223,498; 1999 - $150,570; 1998 - $166,375)           332,508             303,029            245,960
-------------------------------------------------------------------------------------------------------------------
     Total benefits and expenses                                1,480,172           1,278,107          1,145,691
-------------------------------------------------------------------------------------------------------------------
Income before income tax                                          253,795             255,775            220,724
-------------------------------------------------------------------------------------------------------------------
Income tax expense
Current                                                            21,001              56,949             48,807
Deferred                                                           69,857              35,130             29,038
-------------------------------------------------------------------------------------------------------------------
     Total income tax expense                                      90,858              92,079             77,845
-------------------------------------------------------------------------------------------------------------------
Income before minority interest                                   162,937             163,696            142,879
Minority interest in income of consolidated subsidiaries            9,461              10,606             12,098
-------------------------------------------------------------------------------------------------------------------
Income before extraordinary loss                                  153,476             153,090            130,781
Extraordinary loss on early extinguishment of debt,
     net of income tax                                                                  1,763
-------------------------------------------------------------------------------------------------------------------
Net income                                                    $   153,476         $   151,327        $   130,781
===================================================================================================================
Income before extraordinary loss per share - basic         $         2.33      $         2.34     $         2.06
Net income per share - basic                               $         2.33      $         2.31     $         2.06
Income before extraordinary loss per share - diluted       $         2.32      $         2.32     $         2.04
Net income per share - diluted                             $         2.32      $         2.29     $         2.04
-------------------------------------------------------------------------------------------------------------------
Cash dividends paid per share                             $           .51     $           .47    $           .43
===================================================================================================================
See Notes to Consolidated Financial Statements.

December 31
-------------------------------------------------------------------------------------------------------------------------
(Dollars in thousands)                                                                        2000           1999
-------------------------------------------------------------------------------------------------------------------------
Assets
Investments:
     Fixed maturities, at market (amortized cost: 2000 -  $7,489,361; 1999 -  $6,583,016)  $  7,415,769   $  6,340,769
     Equity securities, at market (cost: 2000 -  $61,358; 1999 - $37,842)                        58,700         36,446
     Mortgage loans                                                                           2,268,224      1,945,990
     Investment real estate, net of accumulated depreciation (2000 -  $1,226; 1999 - $1,014)     12,566         15,582
     Policy loans                                                                               230,527        232,126
     Other long-term investments                                                                 66,462         37,439
     Short-term investments                                                                     189,161        113,657
------------------------------------------------------------------------------------------------------------------------
     Total investments                                                                       10,241,409      8,722,009
Cash                                                                                             55,494         51,642
Accrued investment income                                                                       122,314        103,387
Accounts and premiums receivable, net of allowance for uncollectible amounts
     (2000 -  $2,195; 1999 - $2,540)                                                             85,223         80,130
Reinsurance receivables                                                                       1,100,131        860,122
Deferred policy acquisition costs                                                             1,189,380      1,011,524
Goodwill                                                                                        250,321        218,483
Property and equipment                                                                           54,253         57,489
Other assets                                                                                    138,419         66,950
Assets related to separate accounts
     Variable annuity                                                                         1,841,439      1,778,618
     Variable universal life                                                                     63,504         40,293
     Other                                                                                        3,746          3,517
------------------------------------------------------------------------------------------------------------------------

                                                                                            $15,145,633    $12,994,164
========================================================================================================================
See Notes to Consolidated Financial Statements.

December 31
(Dollars in thousands)                                                                           2000         1999
-------------------------------------------------------------------------------------------------------------------------
Liabilities
Policy liabilities and accruals
     Future policy benefits and claims                                                      $  5,031,957 $  4,569,154
     Unearned premiums                                                                           937,516      508,971
--------------------------------------------------------------------------------------------------------------------------
     Total policy liabilities and accruals                                                     5,969,473    5,078,125
Stable value contract account balances                                                         3,177,863    2,680,009
Annuity account balances                                                                       1,916,894    1,639,231
Other policyholders’ funds                                                                       125,533      121,644
Other liabilities                                                                                393,262      405,010
Accrued income taxes                                                                             (35,330)      (5,701)
Deferred income taxes                                                                             79,066      (37,828)
Short-term debt                                                                                                55,000
Long-term debt                                                                                   306,125      181,023
Liabilities related to separate accounts
     Variable annuity                                                                          1,841,439    1,778,618
     Variable universal life                                                                      63,504       40,293
     Other                                                                                         3,746        3,517
------------------------------------------------------------------------------------------------------------------------
     Total liabilities                                                                        13,841,575   11,938,941
========================================================================================================================
Commitments and contingent liabilities - Note 6
------------------------------------------------------------------------------------------------------------------------
Guaranteed Preferred Beneficial Interests in Company’s Subordinated Debentures
8.25% Trust Originated Preferred Securities                                                       75,000       75,000
6.5% FELINE PRIDES                                                                               115,000      115,000
------------------------------------------------------------------------------------------------------------------------
     Total guaranteed preferred beneficial interests                                             190,000      190,000
------------------------------------------------------------------------------------------------------------------------
Share-owners’ equity
Preferred Stock, $1 par value
     Shares authorized:  3,600,000
     Issued: none
Junior Participating Cumulative
     Preferred Stock, $1 par value
     Shares authorized: 400,000
     Issued: none
Common Stock, $.50 par value
     Shares authorized: 2000 and 1999 - 160,000,000
     Issued: 2000 and 1999 - 69,333,117                                                           34,667       34,667
Additional paid-in capital                                                                       289,819      256,057
Treasury stock, at cost (2000 - 4,775,550 shares; 1999 - 4,831,025 shares)                       (12,812)     (12,960)
Stock held in trust (2000 - 36,210 shares; 1999 - 18,681 shares)                                  (1,318)        (621)
Unallocated stock in Employee Stock Ownership Plan (2000 - 1,112,668 shares;
     1999 - 1,220,534 shares)                                                                     (3,686)      (4,043)
Retained earnings                                                                                858,761      738,204
Accumulated other comprehensive income
     Net unrealized gains (losses) on investments
          (net of income tax: 2000 - $(27,662); 1999 - $(78,659))                                (51,373)    (146,081)
-----------------------------------------------------------------------------------------------------------------------
     Total share-owners’ equity                                                           1,114,058      865,223
-----------------------------------------------------------------------------------------------------------------------

                                                                                             $15,145,633  $12,994,164
=======================================================================================================================

                                            ADDITIONAL            STOCK  UNALLOCATED          NET UNREALIZED    TOTAL
                                  COMMON     PAID-IN   TREASURY  HELD IN  STOCK IN   RETAINED  GAINS(LOSSES) SHARE-OWNERS'
(DOLLARS IN THOUSANDS)             STOCK     CAPITAL     STOCK    TRUST     ESOP     EARNINGS ON INVESTMENTS    EQUITY
--------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1997       $33,336   $167,923   $(13,455)            $(4,592)   $513,258  $  61,727  $   758,197
                                                                                                               -------
   Net income for 1998                                                                 130,781                 130,781
   Decrease in net unrealized
     gains on investments
     (net of income tax - $(2,499))                                                                (4,641)      (4,641)
   Reclassification adjustment for
     amounts included in net income
     (net of income tax - $(1,092))                                                                (2,029)      (2,029)
                                                                                                               -------
   Comprehensive income for 1998                                                                               124,111
                                                                                                               -------
   Cash dividends                                                                      (26,857)                (26,857)
   Issuance of common stock        1,331     83,795                                                             85,126
   Stock-based compensation                   2,797        300                                                   3,097
   Reissuance of treasury stock
     to ESOP                                    190         15                (205)                                  0
   Allocation of stock to employee
     accounts                                                                  520                                 520
--------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1998        34,667    254,705    (13,140)             (4,277)    617,182     55,057      944,194
                                                                                                               -------
   Net income for 1999                                                                 151,327                 151,327
   Decrease in net unrealized
     gains on investments
     (net of income tax - $(108,675))                                                            (201,825)    (201,825)
   Reclassification adjustment for
     amounts included in net income
     (net of income tax - $370)                                                                       687          687
                                                                                                               -------
   Comprehensive loss for 1999                                                                                 (49,811)
                                                                                                               -------
   Cash dividends                                                                      (30,305)                (30,305)
   Purchase of common stock                                         (621)                                         (621)
   Stock-based compensation                     947        145                                                   1,092
   Reissuance of treasury stock
     to ESOP                                    405         35                (440)                                  0
   Allocation of stock to employee
     accounts                                                                  674                                 674
-------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1999        34,667    256,057    (12,960)     (621)   (4,043)    738,204   (146,081)     865,223
                                                                                                               -------
   Net income for 2000                                                                 153,476                 153,476
   Decrease in net unrealized
     losses on investments
     (net of income tax - $48,532)                                                                 90,130       90,130
   Reclassification adjustment for
     amounts included in net income
     (net of income tax - $2,465)                                                                   4,578        4,578
                                                                                                               -------
   Comprehensive income for 2000                                                                               248,184
                                                                                                               -------
   Cash dividends                                                                      (32,919)                (32,919)
   Purchase of common stock                                         (697)                                         (697)
   Stock-based compensation                  33,535        120                                                  33,655
   Reissuance of treasury stock
     to ESOP                                    227         28                (255)                                  0
   Allocation of stock to employee
     accounts                                                                  612                                 612
-------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 2000
- Note 7                         $34,667   $289,819   $(12,812)  $(1,318)  $(3,686)   $858,761   $(51,373)  $1,114,058
=========================================================================================================================

See Notes to Consolidated Financial Statements.

Year Ended December 31
(Dollars in thousands)                                                             2000          1999         1998
-------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities
Net income                                                                $      153,476    $   151,327 $     130,781
   Adjustments to reconcile net income to net cash provided by operating activities:
   Realized investment (gains) losses                                              7,043          1,057        (3,121)
   Extraordinary loss on early extinguishment of debt                                             1,763
   Amortization of deferred policy acquisition costs                             149,574        104,912       111,188
   Capitalization of deferred policy acquisition costs                          (338,685)      (239,482)     (215,359)
   Depreciation expense                                                           10,421         12,030         7,251
   Deferred income taxes                                                          67,949         25,841         5,671
   Accrued income taxes                                                          (30,813)         9,499       (20,107)
   Amortization of goodwill                                                        8,525          5,584         2,778
   Interest credited to universal life and investment products                   766,004        331,746       352,721
   Policy fees assessed on universal life and investment products               (197,581)      (165,818)     (139,689)
   Change in accrued investment income and other receivables                    (149,778)      (131,614)     (152,672)
   Change in policy liabilities and other policyholders' funds of traditional
      life and health products                                                   500,254        215,556       317,292
   Change in other liabilities                                                   (38,674)        77,902           (90)
Other, net                                                                       (31,056)       (10,729)      (20,879)
-------------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                                        876,659        389,574       375,765
-------------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities
Maturities and principal reductions of investments:
   Investments available for sale                                             13,037,876     10,167,542    10,663,499
   Other                                                                         135,058        243,280       198,559
Sale of investments:
   Investments available for sale                                                810,716        537,343     1,082,765
   Other                                                                           5,222        267,892       155,906
Cost of investments acquired:
   Investments available for sale                                            (14,523,312)   (10,816,652)  (11,854,401)
   Other                                                                        (464,779)      (864,100)     (662,350)
Acquisitions and bulk reinsurance assumptions                                   (162,413)        46,508       (76,896)
Purchase of property and equipment                                                (5,861)       (18,741)       (7,878)
Sale of property and equipment                                                                      417
------------------------------------------------------------------------------------------------------------------------
Net cash used in investing activities                                         (1,167,493)      (436,511)     (500,796)
------------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities
Borrowings under line of credit arrangements and long-term debt                2,434,879      4,516,977     2,029,049
Principal payments on line of credit arrangements and long-term debt          (2,364,779)    (4,451,790)   (1,977,014)
Payment of guaranteed preferred beneficial interests                                            (55,000)
Dividends to share owners                                                        (32,919)       (30,305)      (26,857)
Issuance of common stock                                                                                       85,126
Purchase of common stock held in trust                                              (697)          (621)
Investment product deposits and change in universal life deposits              1,811,484      1,300,736     1,014,135
Investment product withdrawals                                                (1,553,282)    (1,190,904)   (1,037,424)
------------------------------------------------------------------------------------------------------------------------
Net cash provided by financing activities                                        294,686         89,093        87,015
------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in cash                                                        3,852         42,156       (38,016)
Cash at beginning of year                                                         51,642          9,486        47,502
------------------------------------------------------------------------------------------------------------------------
Cash at end of year                                                          $    55,494      $  51,642      $  9,486
========================================================================================================================
Supplemental disclosures of cash flow information
Cash paid during the year:
   Interest on debt                                                          $    23,414      $  19,118      $ 15,923
   Income taxes                                                              $    55,798      $  42,367      $ 62,588
========================================================================================================================
Supplemental schedule of noncash investing and financing activities
Reissuance of treasury stock to ESOP                                         $       255      $     440      $    205
Change in unallocated stock in ESOP                                          $       357      $     234      $    315
Stock-based compensation                                                     $    33,655      $   1,092      $  3,097
Acquisitions and related reinsurance transactions:
   Assets acquired                                                           $   533,869      $  12,502      $446,570
   Liabilities assumed                                                          (371,456)       (12,502)     (380,630)
   Issuance of common stock                                                                                   (85,126)
   Reissuance of treasury stock                                                                                (3,005)
------------------------------------------------------------------------------------------------------------------------
Net                                                                          $   162,413      $       0      $(22,191)
========================================================================================================================
See Notes to Consolidated Financial Statements.

(Except where otherwise indicated, dollars in thousands except per share amounts)

Notes to Consolidated Financial Statements

1 Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements of Protective Life Corporation and subsidiaries (the Company) are prepared on the basis of accounting principles generally accepted in the United States of America. Such accounting principles differ from statutory reporting practices used by insurance companies in reporting to state regulatory authorities. (See also Note 9.)

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make various estimates that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities, as well as the reported amounts of revenues and expenses. Actual results could differ from these estimates.

Entities Included

The consolidated financial statements include the accounts, after intercompany eliminations, of Protective Life Corporation and its wholly-owned and majority-owned subsidiaries. The ownership interest of the other share owners of majority-owned subsidiaries is reported as a liability of the Company and as an adjustment to income. (See also Note 4.)

Nature of Operations

Protective Life Corporation is a holding company whose subsidiaries provide financial services through the production, distribution, and administration of insurance and investment products. The Company markets individual life insurance, indemnity and prepaid dental products, credit life and disability insurance, guaranteed investment contracts, guaranteed funding agreements, fixed and variable annuities, and extended service contracts throughout the United States. The Company also maintains a separate division devoted to the acquisition of insurance policies from other companies. Founded in 1907, Protective Life Insurance Company (Protective Life) is the Company’s principal operating subsidiary.

        The operating results of companies in the insurance industry have historically been subject to significant fluctuations due to changing competition, economic conditions, interest rates, investment performance, insurance ratings, claims, persistency, and other factors.

Recently Issued Accounting Standards

In 1999, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 134, “Accounting for Mortgage-Backed Securities Retained after the Securitization of Mortgage Loans Held for Sale by a Mortgage Banking Enterprise,” and Statement of Position 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use,” and Statement of Position 97-3, “Accounting by Insurance and Other Enterprises for Insurance Related Assessments” issued by the American Institute of Certified Public Accountants. The adoption of these accounting standards did not have a material effect on the Company’s financial statements.

        The Financial Accounting Standards Board (FASB) has issued SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” Effective January 1, 2001, SFAS No. 133 (as amended by SFAS Nos. 137 and 138) requires the Company to record derivative financial instruments, including certain derivative instruments embedded in other contracts, on its balance sheet and to carry such derivatives at fair value. Derivatives that are not designated to be part of a qualifying hedging relationship must be adjusted to fair value each period through net income. If the derivative is a hedge, its change in fair value is either offset against the change in fair value of the hedged item through net income or recorded in share-owners’ equity until the hedged item is recognized in net income. The fair value of derivatives increase or decrease as interest rates and general economic conditions change. The adoption of SFAS No. 133 on January 1, 2001, will result in a cumulative after-tax charge to net income of approximately $7.6 million and a cumulative after-tax increase to other comprehensive income of approximately $4.0 million in the first quarter of fiscal 2001. The adoption will also impact assets and liabilities recorded on the balance sheet. Prospectively, the adoption may introduce volatility into the Company’s reported net income and other comprehensive income depending on future market conditions and the Company’s hedging activities.

        In September 2000, the FASB issued SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, a replacement of SFAS No. 125.” SFAS No. 140 revises the standards of accounting for securitizations and other transfers of financial assets. This statement is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001.

Investments

The Company has classified all of its investments in fixed maturities, equity securities, and short-term investments as “available for sale.”

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

        Substantially all short-term investments have maturities of three months or less at the time of acquisition and include approximately $0.6 million in bank deposits voluntarily restricted as to withdrawal.

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

        The Company’s balance sheets at December 31, prepared on the basis of reporting investments at amortized cost rather than at market values, are as follows:

                                         2000                    1999
------------------------------------------------------------------------------
Total investments                    $10,317,657              $8,965,673
Deferred policy acquisition costs      1,192,696                 992,518
All other assets                       3,714,844               3,260,631
------------------------------------------------------------------------------
                                     $15,225,197             $13,218,822
==============================================================================
Deferred income taxes                   $107,257                 $40,749
All other liabilities                 13,762,509              11,976,769
------------------------------------------------------------------------------
                                      13,869,766              12,017,518
==============================================================================
Guaranteed preferred beneficial
   interests in Company's
   subordinated debentures               190,000                 190,000
------------------------------------------------------------------------------
Share-owners' equity                   1,165,431               1,011,304
------------------------------------------------------------------------------
                                      15,225,197             $13,218,822
==============================================================================

        Realized gains and losses on sales of investments are recognized in net income using the specific identification basis.

Derivative Financial Instruments

Combinations of interest rate swap contracts, options, and futures contracts are sometimes used as hedges against changes in interest rates for certain investments, primarily outstanding mortgage loan commitments, mortgage loans, and mortgage-backed securities, and liabilities arising from interest-sensitive products. Realized gains and losses on certain contracts are deferred and amortized over the life of the hedged asset or liability, and such amortization is recorded in investment income or interest expense. Any unamortized gain or loss is recorded as a realized investment gain or loss upon the early termination of a hedged asset or liability, or when the anticipated transaction is no longer likely to occur. No realized gains or losses were deferred in 2000 and 1999.

        The Company accounts for certain interest rate swaps designated as hedges of available-for-sale securities on a mark-to-market basis. The accrual of interest payable or receivable on these interest rate swaps is reported in investment income. Changes in the market values of these interest rate swaps, exclusive of net interest accruals, are reported in other comprehensive income on a net-of-tax basis.

        The Company uses interest rate swap contracts, swaptions (options to enter into interest rate swap contracts), caps, and floors to convert certain investments from a variable to a fixed rate of interest and from a fixed rate to a variable rate of interest, and to convert a portion of its debt and preferred securities from a fixed rate to a variable rate of interest. Swap contracts are also used to alter the effective durations of assets and liabilities. Amounts paid or received related to the initiation of certain interest rate swap contracts, swaptions, caps, and floors are deferred and amortized over the life of the related financial instrument, and subsequent periodic settlements are recorded in investment income or interest expense. Gains or losses on contracts terminated upon the early termination of the related financial instrument are recorded as realized investment gains or losses, except in the case of an early extinguishment of debt, in which case, gains or losses are recorded as extraordinary gains or losses. Amounts paid and received related to the initiation of interest rate swap contracts, swaptions, caps, and floors were $1.3 million and $2.8 million, respectively, in 2000. Amounts paid were $1.4 million and $1.0 million in 1999 and 1998, respectively. No amounts were received in 1999 or 1998.

        The Company utilizes foreign currency swaps as hedges of the foreign currency exchange risk associated with its obligations under certain stable value contracts denominated in foreign currencies. Gains and losses are recognized on the currency swaps to the extent of changes in spot exchange rates since inception of the contracts.

        At December 31, 2000, contracts with a notional amount of $3,134.2 million were in a $12.3 million net unrealized loss position. At December 31, 1999, contracts with a notional amount of $1,598.9 million were in a $3.7 million net unrealized gain position. The Company recognized $9.3 million in realized investment gains and $3.8 million in realized investment losses related to derivative financial instruments in 2000 and 1999, respectively.

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

Deferred Policy Acquisition Costs

Commissions and other costs of acquiring traditional life and health insurance, credit insurance, universal life insurance, and investment products that vary with and are primarily related to the production of new business, have been deferred. Traditional life and health insurance acquisition costs are amortized over the premium-payment period of the related policies in proportion to the ratio of annual premium income to the present value of the total anticipated premium income. Credit insurance acquisition costs are being amortized in proportion to earned premium. Acquisition costs for universal life and investment products are amortized over the lives of the policies in relation to the present value of estimated gross profits before amortization. Under SFAS No. 97, “Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments,” the Company makes certain assumptions regarding the mortality, persistency, expenses, and interest rates it expects to experience in future periods. These assumptions are to be best estimates and are to be periodically updated whenever actual experience and/or expectations for the future change from that assumed. Additionally, relating to SFAS No. 115, these costs have been adjusted by an amount equal to the amortization that would have been recorded if unrealized gains or losses on investments associated with the Company’s universal life and investment products had been realized.

        The cost to acquire blocks of insurance representing the present value of future profits from such blocks of insurance is also included in deferred policy acquisition costs. The Company amortizes the present value of future profits over the premium payment period, including accrued interest of up to approximately 8%. The unamortized present value of future profits for all acquisitions was approximately $343.6 million and $340.6 million at December 31, 2000 and 1999, respectively. During 2000, $47.3 million of present value of future profits was capitalized (relating to acquisitions made during the year) and $44.3 million was amortized. During 1999, $13.3 million of present value of future profits was capitalized, and $37.1 million was amortized.

Goodwill

Goodwill is being amortized straight-line over periods ranging from 10 to 40 years. Goodwill at December 31 is as follows:

                                         2000                 1999
-----------------------------------------------------------------------------
Goodwill                                $270,250             $229,887
Accumulated amortization                  19,929               11,404
-----------------------------------------------------------------------------
                                        $250,321             $218,483
=============================================================================

        The Company periodically evaluates the recoverability of its goodwill by comparing expected future cash flows to the amount of unamortized goodwill. If this evaluation were to indicate the unamortized goodwill is impaired, the goodwill would be reduced to an amount representing the present value of applicable estimated future cash flows.

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

Property and equipment consisted of the following at December 31:

                                           2000                     1999
-----------------------------------------------------------------------------
Home Office building                   $  41,184                  $  40,524
Data processing equipment                 34,626                     30,246
Other, principally furniture
   and equipment                          38,573                     35,991
-----------------------------------------------------------------------------
                                         114,383                    106,761
Accumulated depreciation                  60,130                     49,272
-----------------------------------------------------------------------------
                                       $  54,253                  $  57,489
=============================================================================

Separate Accounts

The assets and liabilities related to separate accounts in which the Company does not bear the investment risk are valued at market and reported separately as assets and liabilities related to separate accounts in the accompanying consolidated financial statements.

Revenues and Benefits Expense

o Traditional Life, Health, and Credit Insurance Products. Traditional life insurance products consist principally of those products with fixed and guaranteed premiums and benefits, and include whole life insurance policies, term and term-like life insurance policies, limited payment life insurance policies, and certain annuities with life contingencies. Life insurance and immediate annuity premiums are recognized as revenue when due. Health and credit insurance premiums are recognized as revenue over the terms of the policies. Benefits and expenses are associated with earned premiums so that profits are recognized over the life of the contracts. This is accomplished by means of the provision for liabilities for future policy benefits and the amortization of deferred policy acquisition costs.

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

        Activity in the liability for unpaid claims is summarized as follows:

                                     2000             1999              1998
-------------------------------------------------------------------------------
Balance beginning of year          $122,346         $  93,966         $106,121
   Less reinsurance                  47,661            20,019           18,673
-------------------------------------------------------------------------------
Net balance beginning of year        74,685            73,947           87,448
-------------------------------------------------------------------------------
Incurred related to:
Current year                        323,222           331,380          317,447
Prior year                           (4,880)           (4,997)         (11,211)
-------------------------------------------------------------------------------
Total incurred                      318,342           326,383          306,236
-------------------------------------------------------------------------------
Paid related to:
Current year                        252,209           283,219          261,837
Prior year                           61,925            44,093           62,679
-------------------------------------------------------------------------------
Total paid                          314,134           327,312          324,516
-------------------------------------------------------------------------------
Other changes:
Acquisitions and reserve
   transfers                          5,341             1,667            4,779
-------------------------------------------------------------------------------
Net balance end of year              84,234            74,685           73,947
   Plus reinsurance                  25,830            47,661           20,019
-------------------------------------------------------------------------------
Balance end of year                $110,064          $122,346        $  93,966
===============================================================================

o Universal Life and Investment Products. Universal life and investment products include universal life insurance, guaranteed investment contracts, deferred annuities, and annuities without life contingencies. Premiums and policy fees for universal life and investment products consist of fees that have been assessed against policy account balances for the costs of insurance, policy administration, and surrenders. Benefit reserves for universal life and investment products represent policy account balances before applicable surrender charges plus certain deferred policy initiation fees that are recognized in income over the term of the policies. Policy benefits and claims that are charged to expense include benefit claims incurred in the period in excess of related policy account balances and interest credited to policy account balances. Interest rates credited to universal life and investment products ranged from 3.6% to 9.4% in 2000.

        The Company’s accounting policies with respect to variable universal life and variable annuities are identical except that policy account balances (excluding account balances that earn a fixed rate) are valued at market and reported as components of assets and liabilities related to separate accounts.

Income Taxes

The Company uses the asset and liability method of accounting for income taxes. Income tax provisions are generally based on income reported for financial statement purposes. Deferred federal income taxes arise from the recognition of temporary differences between the basis of assets and liabilities determined for financial reporting purposes and the basis determined for income tax purposes. Such temporary differences are principally related to the deferral of policy acquisition costs and the provision for future policy benefits and expenses.

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

        A reconciliation of net income and adjusted net income, and basic and diluted average shares outstanding for the years ended December 31 is summarized as follows:

                                     2000             1999              1998
-------------------------------------------------------------------------------
Net income                        $153,476           $151,327         $130,781
Dividends on
    FELINE PRIDES                      __1                __1              __1
-------------------------------------------------------------------------------
Adjusted net income               $153,476           $151,327         $130,781
===============================================================================
Average shares issued
    and outstanding             64,544,140         64,481,997       62,553,803
Stock held in trust                (41,797)           (13,030)
Issuable under
    various deferred
    compensation plans           1,330,006          1,135,344          967,784
-------------------------------------------------------------------------------
Average shares
    outstanding - basic         65,832,349         65,604,311       63,521,587
Stock held in trust                 41,797             13,030
Stock appreciation rights          131,443            183,996          167,981
Issuable under various
    other stock-based
    compensation plans             275,539            360,030          398,176
FELINE PRIDES stock
    purchase contracts                 __1                __1              __1
-------------------------------------------------------------------------------
Average shares
    outstanding - diluted       66,281,128         66,161,367       64,087,744
===============================================================================
1 Excluded because the effect is anti-dilutive.

Reclassifications

Certain reclassifications have been made in the previously reported financial statements and accompanying notes to make the prior year amounts comparable to those of the current year. Such reclassifications had no effect on previously reported net income, total assets, or share-owners’ equity.

2 Investment Operations

Major categories of net investment income for the years ended December 31 are summarized as follows:

                                               2000             1999              1998
-----------------------------------------------------------------------------------------
Fixed maturities                             $540,726          $478,151         $474,200
Equity securities                               2,955             1,949            2,832
Mortgage loans                                177,917           172,027          158,461
Investment real estate                          3,132             2,655            1,274
Policy loans                                   14,977            15,994           12,345
Other, principally
    short-term
    investments                                15,072            21,501           15,123
-----------------------------------------------------------------------------------------
                                              754,779           692,277          664,235
Investment expenses                            17,495            15,876           27,839
-----------------------------------------------------------------------------------------
                                             $737,284          $676,401         $636,396
=========================================================================================

Realized investment gains (losses) for the years ended December 31 are summarized as follows:

                                                2000             1999              1998
-----------------------------------------------------------------------------------------
Fixed maturities                              $(8,041)          $ 7,233          $ 4,374
Equity securities                               1,685            (3,371)          (4,465)
Mortgage loans and
    other investments                            (687)           (4,919)           3,212
-----------------------------------------------------------------------------------------
                                              $(7,043)          $(1,057)         $ 3,121
=========================================================================================

        The Company recognizes certain permanent impairments through charges to an allowance for uncollectible amounts on investments. The allowance totaled $21.8 million at December 31, 2000 and 1999. Additions and reductions to the allowance are included in realized investment gains (losses). Without such additions/reductions, the Company had net realized investment losses of $7.0 million in 2000, net realized investment losses of $4.8 million in 1999, and net realized investment gains of $4.2 million in 1998.

In 2000, gross gains on the sale of investments available for sale (fixed maturities, equity securities, and short-term investments) were $28.0 million, and gross losses were $34.4 million. In 1999, gross gains were $48.8 million, and gross losses were $39.4 million. In 1998, gross gains were $33.3 million, and gross losses were $32.5 million.

The amortized cost and estimated market value of the Company’s investments classified as available for sale at December 31 are as follows:

                                                           AMORTIZED  GROSS UNREALIZED  GROSS UNREALIZED   ESTIMATED
                                                             COST           GAINS            LOSSES      MARKET VALUE
2000
------------------------------------------------------------------------------------------------------------------------
Fixed maturities:
     Bonds:
        Mortgage-backed securities                          $2,915,836     $  49,373     $  33,197      $2,932,012
        United States Government and authorities                95,567         2,662             0          98,229
        States, municipalities, and political subdivisions      88,223         3,407             0          91,630
        Public utilities                                       631,703         7,804         5,596         633,911
        Convertibles and bonds with warrants                    69,014        11,277        12,145          68,146
        All other corporate bonds                            3,687,250        49,533       146,704       3,590,079
     Redeemable preferred stocks                                 1,768             0             6           1,762
------------------------------------------------------------------------------------------------------------------------
                                                             7,489,361       124,056       197,648       7,415,769
Equity securities                                               61,358         2,761         5,419          58,700
Short-term investments                                         189,161             0             0         189,161
------------------------------------------------------------------------------------------------------------------------
                                                            $7,739,880      $126,817      $203,067      $7,663,630
========================================================================================================================
1999
-------------------------------------------------------------------------------------------------------------------------
Fixed maturities:
     Bonds:
        Mortgage-backed securities                          $2,619,957     $  18,491      $101,189      $2,537,259
        United States Government and authorities               154,957           138         1,260         153,835
        States, municipalities, and political subdivisions      27,254             7           295          26,966
        Public utilities                                       537,842           301        14,697         523,446
        Convertibles and bonds with warrants                       693             0           155             538
        All other corporate bonds                            3,241,131         5,938       149,545       3,097,524
     Redeemable preferred stocks                                 1,182            19             0           1,201
------------------------------------------------------------------------------------------------------------------------
                                                             6,583,016        24,894       267,141       6,340,769
Equity securities                                               37,842           644         2,040          36,446
Short-term investments                                         113,657             0             0         113,657
------------------------------------------------------------------------------------------------------------------------
                                                            $6,734,515     $  25,538      $269,181      $6,490,872
========================================================================================================================

        The amortized cost and estimated market value of fixed maturities at December 31, by expected maturity, are shown as follows. Expected maturities are derived from rates of prepayment that may differ from actual rates of prepayment.

                                                                  ESTIMATED
                                          AMORTIZED                 MARKET
                                            COST                    VALUE
2000
----------------------------------------------------------------------------
Due in one year or less                    $508,601               $505,061
Due after one year
  through five years                      3,946,036              3,929,965
Due after five years
  through ten years                       2,125,738              2,108,184
Due after ten years                         908,986                872,559
----------------------------------------------------------------------------
                                         $7,489,361             $7,415,769
============================================================================
1999
----------------------------------------------------------------------------
Due in one year or less                    $323,088               $322,604
Due after one year
  through five years                      2,931,163              2,881,760
Due after five years
  through ten years                       2,165,075              2,062,282
Due after ten years                       1,163,690              1,074,123
----------------------------------------------------------------------------
                                         $6,583,016             $6,340,769
============================================================================

        At December 31, 2000 and 1999, the Company had bonds which were rated less than investment grade of $252.5 million and $269.6 million, respectively, having an amortized cost of $332.0 million and $319.1 million, respectively. At December 31, 2000, approximately $70.1 million of the bonds rated less than investment grade were securities issued in Company-sponsored commercial mortgage loan securitizations. Approximately $1,186.5 million of bonds are not publicly traded.

        The change in unrealized gains (losses), net of income tax, on fixed maturity and equity securities for the years ended December 31 is summarized as follows:

                                2000              1999             1998
-------------------------------------------------------------------------
Fixed maturities             $109,626         $(227,568)        $(12,041)
Equity securities                (820)              973            4,605
=========================================================================

        At December 31, 2000, all of the Company’s mortgage loans were commercial loans of which 76% were retail, 11% were apartments, 6% were office buildings, 5% were warehouses, and 2% other. The Company specializes in making mortgage loans on either credit-oriented or credit-anchored commercial properties, most of which are strip shopping centers in smaller towns and cities. No single tenant’s leased space represents more than 5% of mortgage loans. Approximately 75% of the mortgage loans are on properties located in the following states listed in decreasing order of significance: Texas, Tennessee, Georgia, Florida, Alabama, South Carolina, Virginia, North Carolina, Mississippi, Washington, Ohio, and Kentucky.

        Many of the mortgage loans have call provisions between 3 and 10 years. Assuming the loans are called at their next call dates, approximately $121.3 million would become due in 2001, $595.5 million in 2002 to 2005, $282.6 million in 2006 to 2010, and $21.4 million thereafter.

        At December 31, 2000, the average mortgage loan was $2.3 million, and the weighted average interest rate was 7.8%. The largest single mortgage loan was $19.0 million.

        At December 31, 2000 and 1999, the Company’s problem mortgage loans (over ninety days past due) and foreclosed properties totaled $20.6 million and $22.9 million, respectively. Since the Company’s mortgage loans are collateralized by real estate, any assessment of impairment is based upon the estimated fair value of the real estate. Based on the Company’s evaluation of its mortgage loan portfolio, the Company does not expect any material losses on its mortgage loans.

        Certain investments with a carrying value of $4.7 million, were non-income producing for the twelve months ended December 31, 2000.

        Policy loan interest rates generally range from 4.0% to 8.0%.

3 Federal Income Taxes

The Company’s effective income tax rate varied from the maximum federal income tax rate as follows:

                                       2000               1999             1998
-------------------------------------------------------------------------------
Statutory federal income
    tax rate applied to pretax
    income                             35.0%             35.0%            35.0%
Amortization of
    nondeductible goodwill              0.7               0.8              0.3
State income taxes                      0.6               0.4              0.3
Dividends received
    deduction and
    tax-exempt interest                (0.4)                              (0.1)
Low-income housing credit              (0.3)             (0.3)            (0.4)
Other                                   0.2               0.1              0.2
-------------------------------------------------------------------------------
                                       35.8%             36.0%            35.3%
===============================================================================

        The provision for federal income tax differs from amounts currently payable due to certain items reported for financial statement purposes in periods which differ from those in which they are reported for income tax purposes.

        Details of the deferred income tax provision for the years ended December 31 are as follows:

                                  2000            1999               1998
-----------------------------------------------------------------------------
Deferred policy
    acquisition
    costs                      $37,733         $  52,831         $ 60,855
Benefit and other
    policy liability
    changes                     34,986           (22,660)         (26,221)
Temporary
    differences of
    investment income           (2,590)            6,655           (3,491)
Other items                       (272)           (1,696)          (2,105)
-----------------------------------------------------------------------------
                               $69,857         $  35,130         $ 29,038
=============================================================================

        The components of the Company’s net deferred income tax liability as of December 31 were as follows:

                                              2000              1999
-----------------------------------------------------------------------------
Deferred income tax assets:
   Policy and policyholder
         liability reserves                 $195,767           $226,134
   Other                                       6,442              6,170
-----------------------------------------------------------------------------
                                             202,209            232,304
=============================================================================
Deferred income tax liabilities:
     Deferred policy acquisition costs       302,629            264,896
     Unrealized gains (losses) on
         investments                         (21,354)           (70,420)
-----------------------------------------------------------------------------
                                             281,275            194,476
-----------------------------------------------------------------------------
Net deferred income tax liability          $  79,066           $(37,828)
=============================================================================

        Under pre-1984 life insurance company income tax laws, a portion of the Company’s gain from operations which was not subject to current income taxation was accumulated for income tax purposes in a memorandum account designated as Policyholders’ Surplus. The aggregate accumulation in this account at December 31, 2000, was approximately $70.5 million. Should the accumulation in the Policyholders’ Surplus account of the life insurance subsidiaries exceed certain stated maximums, or should distributions including cash dividends be made to Protective Life Corporation in excess of approximately $882 million, such excess would be subject to federal income taxes at rates then effective. Deferred income taxes have not been provided on amounts designated as Policyholders’ Surplus. Under current income tax laws, the Company does not anticipate paying income tax on amounts in the Policyholders’ Surplus accounts.

4 Debt and Guaranteed Preferred Beneficial Interests

        Short-term and long-term debt at December 31 is summarized as follows:

                                                    2000                 1999
-------------------------------------------------------------------------------
Short-term debt:
     Notes payable to banks                                            $55,000
===============================================================================
Long-term debt (year of issue):
     Notes payable to banks                                            $59,000
     7.95% Senior Notes (1994),
        due 2004                                  $75,000               75,000
     7.45% Medium-Term Notes
        (1996), due 2011                            9,938                9,968
     7.45% Medium-Term Notes
        (1996), due 2011, callable 2001             9,867                9,950
     7.10% Medium-Term Notes
        (1996), due 2011, callable 2001            12,238               12,423
     7.00% Medium-Term Notes
        (1996), due 2011, callable 2001            12,182               12,344
     8.00% Senior Notes (2000),
        due 2010, callable 2003                    49,905
     8.10% Senior Notes (2000),
        due 2015, callable 2003                    39,890
     8.25% Senior Notes (2000),
        due 2030, callable 2005                    34,790
     7.50% Senior Notes (2000),
        due 2016, callable 2004                    60,000
Mortgage note on
     investment real estate                         2,315                2,338
-------------------------------------------------------------------------------
                                                 $306,125             $181,023
===============================================================================

        Under revolving line of credit arrangements with several banks, the Company can borrow up to $125 million on an unsecured basis. No compensating balances are required to maintain the line of credit. At December 31, 2000, the Company had no borrowings outstanding under these credit arrangements. At December 31, 1999, the Company had $59.0 million outstanding under these credit arrangements at an interest rate of 6.6%. In addition, the Company had borrowed $55.0 million at an interest rate of 6.7%.

        The aforementioned revolving line of credit arrangements contain, among other provisions, requirements for maintaining certain financial ratios and restrictions on indebtedness incurred by the Company and its subsidiaries. Additionally, the Company, on a consolidated basis, cannot incur debt in excess of 50% of its total capital.

        Except for the 7.95% Senior Notes, limited amounts of the Senior and Medium-Term Notes may be redeemed upon the death of the beneficial owner of the notes.

        At December 31, 2000, future maturities of long-term debt are $75.0 million in 2004 and $231.1 million in years after 2005. In 1994, a special purpose finance subsidiary of the Company, PLC Capital L.L.C. (PLC Capital), issued $55 million of 9% Cumulative Monthly Income Preferred Securities, Series A (MIPSSM). In 1999, the Company caused PLC Capital to redeem the MIPS. In a related transaction the Company redeemed its subordinated debentures which were held by PLC Capital. The redemption of the subordinated debentures resulted in an extraordinary loss of $1.8 million. The extraordinary loss was comprised primarily of unamortized deferred debt issue costs and losses related to the termination of related interest rate swap agreements, net of an income tax benefit of $0.9 million.

        In 1997, another special purpose finance subsidiary, PLC Capital Trust I, issued $75 million of 8.25% Trust Originated Preferred Securities (TOPrSSM). The 8.25% TOPrS are guaranteed on a subordinated basis by the Company. This guarantee, considered together with the other obligations of the Company with respect to the 8.25% TOPrS, constitutes a full and unconditional guarantee by the Company of PLC Capital Trust I’s obligations with respect to the 8.25% TOPrS.

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

        In 1997, another special purpose finance subsidiary, PLC Capital Trust II, issued $115 million of FELINE PRIDESSM which were comprised of a stock purchase contract and a beneficial ownership of 6.5% TOPrS. The sole assets of PLC Capital Trust II were $118.6 million of Protective Life Corporation 6.5% Subordinated Debentures due 2003, Series C. On February 16, 2001, the Company issued 3.9 million shares of its Common Stock under the stock purchase contracts. In the transaction, substantially all of the 6.5% TOPrS and the underlying subordinated debt were redeemed. The dividend rate on the TOPrS that remained outstanding after February 16, 2001, was reset to 6.77% under a formula specified in the agreement.

        The MIPS, 8.25% TOPrS, and FELINE PRIDES (collectively, “preferred securities”) are reported in the accompanying balance sheets as “guaranteed preferred beneficial interests in Company’s subordinated debentures,” and the related dividends are reported net of income tax in the accompanying statements of income as “minority interest in net income of consolidated subsidiaries.”

        The Company uses interest rate swap agreements to convert a portion of its debt and preferred securities from a fixed interest or dividend rate to a floating rate. Interest expense on all debt, including the effect of interest rate swap agreements, totaled $20.5 million, $16.0 million, and $13.5 million in 2000, 1999, and 1998, respectively. Dividends, net of income tax, on the preferred securities totaled $8.9 million, $10.5 million, and $12.1 million in 2000, 1999, and 1998, respectively.

5 Recent Acquisitions

In September 1998, the Company acquired United Dental Care, Inc. In October 1998, the Company coinsured a block of life insurance policies from Lincoln National Corporation. In September 1999, the Company recaptured a block of credit life and disability policies which it had previously ceded.

In January 2000, the Company acquired the Lyndon Insurance Group (Lyndon). The assets acquired included $47.3 million of present value of future profits and $41.4 million of goodwill.

These transactions have been accounted for as purchases, and the results of the transactions have been included in the accompanying financial statements since their respective effective dates.

Summarized below are the consolidated results of operations for 1999, on an unaudited pro forma basis, as if the Lyndon acquisition had occurred as of January 1, 1999. The pro forma information is based on the Company’s consolidated results of operations for 1999, and on data provided by Lyndon, after giving effect to certain pro forma adjustments. The pro forma financial information does not purport to be indicative of results of operations that would have occurred had the transaction occurred on the basis assumed above nor are they indicative of results of the future operations of the combined enterprises.

                                                      1999
----------------------------------------------------------------------------
                                                   (UNAUDITED)
Total revenues                                      $1,633,416
Net income                                            $159,992
Net income per share-basic                               $2.44
Net income per share-diluted                             $2.42
============================================================================

        On January 19, 2001, the Company coinsured a block of individual life insurance policies with approximately $80 million of annual premium and $725 million of policy liabilities.

6 Commitments and Contingent Liabilities

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

        The Company leases administrative and marketing office space in approximately 53 cities including Birmingham, with most leases being for periods of three to five years. The aggregate annualized rent is approximately $8.7 million.

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

        A number of civil jury verdicts have been returned against insurers and other providers of financial services involving sales practices, alleged agent misconduct, failure to properly supervise representatives, and other matters. Increasingly these lawsuits have resulted in the award of substantial judgments that are disproportionate to the actual damages, including material amounts of punitive damages. In some states, including Alabama (where the Company maintains its headquarters), juries have substantial discretion in awarding punitive and non-economic compensatory damages which creates the potential for unpredictable material adverse judgments in any given lawsuit. In addition, in some class action and other lawsuits, companies have made material settlement payments. The Company, like other financial service companies, in the ordinary course of business, is involved in such litigation or, alternatively, in arbitration. Although the outcome of any such litigation or arbitration cannot be predicted, the Company believes that at the present time there are no pending or threatened lawsuits that are reasonably likely to have a material adverse effect on the financial position, results of operations, or liquidity of the Company.

7 Share-Owners' Equity and Restrictions

Activity in the Company's issued and outstanding common stock is summarized as follows:

                                    ISSUED        TREASURY          OUTSTANDING
                                    SHARES         SHARES              SHARES
--------------------------------------------------------------------------------
Balance, December 31, 1997        66,672,924      5,030,640          61,642,284
Issuance of common stock           2,660,193             28           2,660,165
Reissuance of treasury stock                       (132,568)            132,568
--------------------------------------------------------------------------------
Balance, December 31, 1998        69,333,117      4,898,100          64,435,017
Reissuance of treasury stock                        (67,075)             67,075
--------------------------------------------------------------------------------
Balance, December 31, 1999        69,333,117      4,831,025          64,502,092
Reissuance of treasury stock                        (55,475)             55,475
--------------------------------------------------------------------------------
Balance, December 31, 2000        69,333,117      4,775,550          64,557,567
================================================================================

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

        Share owners have authorized 4,000,000 shares of Preferred Stock, $1.00 par value. Other terms, including preferences, voting, and conversion rights, may be established by the Board of Directors. In connection with the Rights Agreement, 400,000 of these shares have been designated as Series A Junior Participating Cumulative Preferred Stock, $1.00 par value, and were unissued at December 31, 2000. The remaining 3,600,000 shares of Preferred Stock, $1.00 par value, were also unissued at December 31, 2000.

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

        The Company may, from time to time, reissue treasury shares or buy in the open market additional shares of Common Stock to complete its 401(k) obligations. Accordingly, in 1999, the Company reissued from treasury 12,979 shares of Common Stock to the 401(k) Plan and reissued from treasury another 14,126 shares during 2000.

        Since 1973, the Company has had stock-based incentive plans to motivate management to focus on the Company’s long-range performance through the awarding of stock-based compensation. Under plans approved by share owners in 1997 and 1998, up to 5,000,000 shares may be issued in payment of awards.

        The criteria for payment of performance awards is based upon a comparison of the Company’s average return on average equity and total rate of return over a four year award period (earlier upon the death, disability, or retirement of the executive, or in certain circumstances, of a change in control of the Company) to that of a comparison group of publicly held life and multiline insurance companies. If the Company’s results are below the median of the comparison group, no portion of the award is earned. If the Company’s results are at or above the 90th percentile, the award maximum is earned.

        In 1998 and 1999, 71,340 and 99,380 performance shares were awarded, respectively, having an estimated fair value on the grant date of $2.3 million and $3.4 million, respectively. In 2000, 3,330 performance shares and 513,618 stock appreciation rights (SARs) were awarded, having a combined estimated fair value on the grant date of $3.7 million. The SARs, if earned, expire after ten years.

        A performance share is equivalent in value to one share of Company Common Stock. With respect to SARs, the Company will pay an amount equal to the difference between the specified base price of the Company’s Common Stock and the market value at the exercise date. Awards are paid in shares of Company Common Stock. At December 31, 2000, outstanding awards measured at maximum payouts were 398,878 performance shares and 793,236 SARs.

        During 1996 and 2000, SARs were granted to certain officers of the Company to provide long-term incentive compensation based solely on the performance of the Company’s Common Stock. The SARs are exercisable after five years (earlier upon the death, disability, or retirement of the officer, or in certain circumstances, of a change in control of the Company) and expire after ten years or upon termination of employment. In 2000, 217,500 SARs were awarded, having an estimated fair value on the grant date of $1.5 million. The number of SARs granted in 1996 and 2000 outstanding at December 31, 2000, was 660,000 and 215,000, respectively.

        The 1996 SARs have a base price of $17.4375. The 2000 SARs have a base price of $22.31. The fair value of the 2000 SARs was estimated using a Black-Sholes option pricing model. Assumptions used in the model were as follows: expected volatility of 23.65% (approximately equal to that of the S&P Life Insurance Index), a risk-free interest rate of 6.5%, a dividend rate of 2.15%, and an expected exercise date of March 7, 2007.

        The expense recorded by the Company for its stock-based compensation plans was $4.1 million, $4.0 million, and $3.3 million in 2000, 1999, and 1998, respectively.

        The Company’s obligations of its stock-based compensation plans that are expected to be settled in shares of the Company’s Common Stock are reported as a component of share-owners’ equity.

        The Company has established deferred compensation plans for directors, officers, and others. Compensation deferred is credited to the participants in cash, Common Stock equivalents, or a combination thereof. The Company may, from time to time, reissue treasury shares or buy in the open market shares of Common Stock to fulfill its obligation under the plans. At December 31, 2000, the plans had 1,420,246 shares of Common Stock equivalents credited to participants.

        At December 31, 2000, approximately $463.5 million of consolidated share-owners’ equity, excluding net unrealized gains on investments, represented net assets of the Company’s insurance subsidiaries that cannot be transferred to Protective Life Corporation. In addition, the Company’s insurance subsidiaries are subject to various state statutory and regulatory restrictions on the insurance subsidiaries’ ability to pay dividends to Protective Life Corporation. In general, dividends up to specified levels are considered ordinary and may be paid thirty days after written notice to the insurance commissioner of the state of domicile unless such commissioner objects to the dividend prior to the expiration of such period. Dividends in larger amounts are considered extraordinary and are subject to affirmative prior approval by such commissioner. The maximum amount that would qualify as ordinary dividends to the Company by its insurance subsidiaries in 2001 is estimated to be $83.6 million.

8 Related Party Matters

Certain corporations with which the Company’s directors were affiliated paid the Company premiums and policy fees or other amounts for various types of insurance and investment products. Such premiums, policy fees, and other amounts totaled $50.9 million, $70.3 million, and $28.6 million in 2000, 1999, and 1998, respectively. The Company paid commissions, interest on debt and investment products, and fees to these same corporations totaling $28.2 million, $16.7 million, and $7.3 million in 2000, 1999, and 1998, respectively. In addition, the Company has a swap contract with a related party having a notional amount of $498.4 million, which to the Company was in a $14.1 unrealized gain position at December 31, 2000.

9 Reconciliation with Statutory Reporting Practices and Other Regulatory Matters

Financial statements prepared in conformity with accounting principles generally accepted in the United States of America differ in some respects from the statutory accounting practices prescribed or permitted by insurance regulatory authorities. The most significant differences are as follows: (a) acquisition costs of obtaining new business are deferred and amortized over the approximate life of the policies rather than charged to operations as incurred; (b) benefit liabilities are computed using a net level method and are based on realistic estimates of expected mortality, interest, and withdrawals as adjusted to provide for possible unfavorable deviation from such assumptions; (c) deferred income taxes are provided for temporary differences between financial and taxable earnings; (d) the Asset Valuation Reserve and Interest Maintenance Reserve are restored to share-owners’ equity; (e) furniture and equipment, agents’ debit balances, and prepaid expenses are reported as assets rather than being charged directly to surplus (referred to as nonadmitted assets); (f) certain items of interest income, such as mortgage and bond discounts, are amortized differently; and (g) bonds are recorded at their market values instead of amortized cost.

        The reconciliations of net income and share-owners’ equity prepared in conformity with statutory reporting practices to that reported in the accompanying consolidated financial statements are as follows:

                                                  NET INCOME                          SHARE-OWNERS’ EQUITY
                                        2000         1999        1998            2000         1999          1998
-----------------------------------------------------------------------------------------------------------------
In conformity with statutory
    reporting practices(1)             $ 69,927     $ 83,656     $158,902      $628,274     $598,655    $567,125
Additions (deductions)
    by adjustment:
Deferred policy acquisition
    costs, net of amortization          157,617      120,644       68,155     1,189,380    1,011,524     841,425
Deferred income tax                     (69,857)     (35,130)     (29,038)      (79,066)      37,828     (44,636)
Asset Valuation Reserve                                                         103,853       41,104      66,922
Interest Maintenance Reserve             (3,540)        (226)      (1,355)        9,715       19,328      15,507
Nonadmitted items                                                                97,447       51,350      42,835
Noninsurance affiliates                  28,100        2,584        8,612       790,975      904,762     956,928
Minority interest in
    consolidated subsidiaries            (9,461)     (10,606)     (12,098)
Consolidation elimination                                                    (1,859,279)  (1,411,392) (1,334,183)
Other valuation and timing differences  (19,310)      (9,595)     (62,397)      232,759     (387,936)   (167,729)
-----------------------------------------------------------------------------------------------------------------
In conformity with generally
    accepted accounting principles     $153,476     $151,327     $130,781    $1,114,058     $865,223    $944,194
=================================================================================================================
(1) Consolidated

        As of December 31, 2000, the Company’s insurance subsidiaries had on deposit with regulatory authorities, fixed maturity and short-term investments with a market value of approximately $83.6 million.

        The National Association of Insurance Commissioners has adopted the Codification of Statutory Accounting Principles (Codification). Codification changes current statutory accounting rules in several areas and is effective January 1, 2001. Although the Company has not estimated the potential effect, it does not believe Codification will have a material effect on the financial position, results of operations, or liquidity of the Company.

10 Operating Segments

The Company operates seven divisions each having a strategic focus which can be grouped into three general categories: life insurance, specialty insurance products, and retirement savings and investment products. Each division has a senior officer of the Company responsible for its operations. A division is generally distinguished by products and/or channels of distribution. A brief description of each division follows.

Life Insurance

o The Individual Life Division markets level premium term and term-like insurance, universal life, and variable universal life products on a national basis primarily through networks of independent insurance agents.
o The West Coast Division sells universal life and level premium term and term-like insurance products in the life insurance brokerage market and in the “bank owned life insurance” market.
o The Acquisitions Division focuses on acquiring, converting, and servicing policies acquired from other companies. The Division’s primary focus is on life insurance policies sold to individuals.

Specialty Insurance Products

o The Dental Benefits Division’s primary focus is on indemnity and prepaid dental products.
o The Financial Institutions Division specializes in marketing credit life and disability insurance products through banks, consumer finance companies, and automobile dealers. The Division also offers automobile and recreational marine extended service contracts.

Retirement Savings and Investment Products

o The Stable Value Products Division markets guaranteed investment contracts to 401(k) and other qualified retirement savings plans. The Division also markets fixed and floating rate funding agreements (to the trustees of municipal bond proceeds, institutional investors, bank trust departments, and money market funds) and long-term annuity contracts.
o The Investment Products Division manufactures, sells, and supports fixed and variable annuity products. These products are primarily sold through stockbrokers, but are also sold through financial institutions and the Individual Life Division’s sales force.

Corporate and Other

The Company has an additional business segment herein referred to as Corporate and Other. The Corporate and Other segment primarily consists of net investment income and expenses not attributable to the Divisions above (including net investment income on unallocated capital and interest on substantially all debt). This segment also includes earnings from several lines of business which the Company is not actively marketing (mostly health insurance), various investment-related transactions, and the operations of several small subsidiaries.

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

        The following table sets forth total operating segment income and assets for the periods shown. Adjustments represent the inclusion of unallocated realized investment gains (losses), the reclassification and tax effecting of pretax minority interest, and the recognition of income tax expense. There are no asset adjustments.

        In the first quarter of 2000, certain health insurance lines were transferred from the Dental Benefits Division to the Corporate and Other segment in order to reflect management’s current focus. Prior period segment results have been restated to reflect the change.

                                                                                  LIFE INSURANCE
                                                                    INDIVIDUAL
OPERATING SEGMENT INCOME                                              LIFE          WEST COAST      ACQUISITIONS
===================================================================================================================
2000
Premiums and policy fees                                            $340,238          $147,482        $134,099
Reinsurance ceded                                                   (266,412)         (121,495)        (31,102)
-------------------------------------------------------------------------------------------------------------------
    Net of reinsurance ceded                                          73,826            25,987         102,997
Net investment income                                                 60,823            91,688         116,940
Realized investment gains (losses)
Other income                                                          70,335                                (4)
-------------------------------------------------------------------------------------------------------------------
    Total revenues                                                   204,984           117,675         219,933
-------------------------------------------------------------------------------------------------------------------
Benefits and settlement expenses                                      70,365            79,065         125,151
Amortization of deferred policy acquisition costs and goodwill        34,108            15,003          17,081
Other operating expenses                                              60,281           (12,760)         24,939
-------------------------------------------------------------------------------------------------------------------
    Total benefits and expenses                                      164,754            81,308         167,171
-------------------------------------------------------------------------------------------------------------------
Income before income tax                                              40,230            36,367          52,762
Income tax expense
Minority interest
-------------------------------------------------------------------------------------------------------------------
Net income
===================================================================================================================
1999
Premiums and policy fees                                            $274,598           $87,226        $148,620
Reinsurance ceded                                                   (182,092)          (64,019)        (33,754)
-------------------------------------------------------------------------------------------------------------------
    Net of reinsurance ceded                                          92,506            23,207         114,866
Net investment income                                                 60,070            78,128         129,806
Realized investment gains (losses)
Other income                                                          46,478             1,302              (9)
-------------------------------------------------------------------------------------------------------------------
    Total revenues                                                   199,054           102,637         244,663
-------------------------------------------------------------------------------------------------------------------
Benefits and settlement expenses                                      74,455            73,176         129,581
Amortization of deferred policy acquisition costs and goodwill        23,491             6,047          19,444
Other operating expenses                                              68,983            (2,649)         31,967
-------------------------------------------------------------------------------------------------------------------
    Total benefits and expenses                                      166,929            76,574         180,992
-------------------------------------------------------------------------------------------------------------------
Income before income tax                                              32,125            26,063          63,671
Income tax expense
Minority interest
Extraordinary loss
-------------------------------------------------------------------------------------------------------------------
Net income
===================================================================================================================
1998
Premiums and policy fees                                           $ 228,699           $75,757        $125,329
Reinsurance ceded                                                   (102,533)          (53,377)        (28,594)
-------------------------------------------------------------------------------------------------------------------
    Net of reinsurance ceded                                         126,166            22,380          96,735
Net investment income                                                 55,903            63,492         112,154
Realized investment gains (losses)
Other income                                                          32,241                 6           1,713
-------------------------------------------------------------------------------------------------------------------
    Total revenues                                                   214,310            85,878         210,602
-------------------------------------------------------------------------------------------------------------------
Benefits and settlement expenses                                     106,306            54,617         112,051
Amortization of deferred policy acquisition costs and goodwill        30,543             4,924          18,894
Other operating expenses                                              48,231             5,354          28,194
-------------------------------------------------------------------------------------------------------------------
    Total benefits and expenses                                      185,080            64,895         159,139
Income before income tax                                              29,230            20,983          51,463
Income tax expense
Minority interest
-------------------------------------------------------------------------------------------------------------------
Net income
===================================================================================================================
Operating Segment Assets
2000
Investments and other assets                                      $1,249,462        $1,576,577      $1,604,853
Deferred policy acquisition costs and goodwill                       354,320           276,518         223,430
-------------------------------------------------------------------------------------------------------------------
Total assets                                                      $1,603,782        $1,853,095      $1,828,283
===================================================================================================================
1999
Investments and other assets                                      $1,214,428        $1,343,517      $1,553,954
Deferred policy acquisition costs and goodwill                       379,117           200,605         235,903
-------------------------------------------------------------------------------------------------------------------
Total assets                                                      $1,593,545        $1,544,122      $1,789,857
===================================================================================================================
1998
Investments and other assets                                      $1,083,388        $1,149,642      $1,600,123
Deferred policy acquisition costs and goodwill                       301,941           144,455         255,347
-------------------------------------------------------------------------------------------------------------------
Total assets                                                      $1,385,329        $1,294,097      $1,855,470
===================================================================================================================
(1)Adjustments  represent the inclusion of unallocated  realized  investment gains (losses),  the  reclassification  and tax effecting of pretax  minority  interest in the Individual  Life Division and Corporate and Other segment,  and the recognition of income tax expense and extraordinary loss. There are no asset adjustments.

                SPECIALTY INSURANCE        RETIREMENT SAVINGS AND
                    PRODUCTS                  INVESTMENT PRODUCTS
             DENTAL        FINANCIAL      STABLE VALUE    INVESTMENT      CORPORATE                       TOTAL
            BENEFITS     INSTITUTIONS       PRODUCTS       PRODUCTS       AND OTHER      ADJUSTMENTS1 CONSOLIDATED
====================================================================================================================

            $404,748        $479,352                        $30,127        $120,062                     $1,656,108
             (78,951)       (258,931)                                       (65,559)                      (822,450)
--------------------------------------------------------------------------------------------------------------------
             325,797         220,421                         30,127          54,503                        833,658
              11,193          47,029       $ 243,132        132,314          34,165                        737,284
                                              (6,556)           410                          $ (897)        (7,043)
              17,507          41,325                         11,486          29,419                        170,068
--------------------------------------------------------------------------------------------------------------------
             354,497         308,775         236,576        174,337         118,087                      1,733,967
--------------------------------------------------------------------------------------------------------------------
             216,557         135,494         207,143        109,607          46,183                        989,565
              11,798          52,893             900         24,156           2,160                        158,099
              93,849          88,197           3,881         25,403          63,120         (14,402)       332,508
--------------------------------------------------------------------------------------------------------------------
             322,204         276,584         211,924        159,166         111,463                      1,480,172
--------------------------------------------------------------------------------------------------------------------
              32,293          32,191          24,652         15,171           6,624                        253,795
                                                                                             90,858         90,858
                                                                                              9,461          9,461
--------------------------------------------------------------------------------------------------------------------
                                                                                                          $153,476
====================================================================================================================

            $379,716        $284,897                        $24,248        $100,012                     $1,299,317
             (52,252)       (176,928)                                       (28,988)                      (538,033)
--------------------------------------------------------------------------------------------------------------------
             327,464         107,969                         24,248          71,024                        761,284
              14,172          24,506        $210,208        106,645          52,866                        676,401
                                                (549)         1,446                        $ (1,954)        (1,057)
              10,698          27,456                          9,628           1,701                         97,254
--------------------------------------------------------------------------------------------------------------------
             352,334         159,931         209,659        141,967         125,591                      1,533,882
--------------------------------------------------------------------------------------------------------------------
             213,005          55,899         175,290         88,642          54,534                        864,582
              13,486          24,966             744         19,820           2,498                        110,496
              86,200          57,134           4,709         21,014          51,926         (16,255)       303,029
--------------------------------------------------------------------------------------------------------------------
             312,691         137,999         180,743        129,476         108,958                      1,278,107
--------------------------------------------------------------------------------------------------------------------
              39,643          21,932          28,916         12,491          16,633                        255,775
                                                                                             92,079         92,079
                                                                                             10,606         10,606
                                                                                              1,763          1,763
--------------------------------------------------------------------------------------------------------------------
                                                                                                          $151,327
====================================================================================================================

            $313,445        $301,230                        $18,809        $ 58,741                     $1,122,010
             (85,753)       (188,958)                                                                     (459,215)
--------------------------------------------------------------------------------------------------------------------
             227,692         112,272                         18,809          58,741                        662,795
              11,916          25,313       $ 213,136        105,890          48,592                        636,396
                                               1,609          1,318                      $      194          3,121
               4,867          17,505                          8,873          (1,102)                        64,103
--------------------------------------------------------------------------------------------------------------------
             244,475         155,090         214,745        134,890         106,231                      1,366,415
--------------------------------------------------------------------------------------------------------------------
             156,857          52,629         178,745         85,045          39,515                        785,765
               9,637          28,526             735         17,213           3,494                        113,966
              57,260          55,197           2,876         19,637          47,823         (18,612)       245,960
--------------------------------------------------------------------------------------------------------------------
             223,754         136,352         182,356        121,895          90,832                      1,145,691
--------------------------------------------------------------------------------------------------------------------
              20,721          18,738          32,389         12,995          15,399                        220,724
                                                                                             77,845         77,845
                                                                                             12,098         12,098
--------------------------------------------------------------------------------------------------------------------
                                                                                                          $130,781
====================================================================================================================

            $209,583      $1,382,132      $3,340,099     $3,842,655        $500,570                    $13,705,931
             214,770         152,964           2,144        133,751          81,805                      1,439,702
--------------------------------------------------------------------------------------------------------------------
            $424,353      $1,535,096      $3,342,243     $3,976,406        $582,375                    $15,145,633
====================================================================================================================

            $283,475        $745,733      $2,766,177     $3,352,911        $503,962                    $11,764,157
             235,213          53,567           1,156        124,335             111                      1,230,007
--------------------------------------------------------------------------------------------------------------------
            $518,688        $799,300      $2,767,333     $3,477,246        $504,073                    $12,994,164
====================================================================================================================

            $272,586        $655,684      $2,869,304     $2,545,364        $769,364                    $10,945,455
             223,953          41,710           1,448         75,177               9                      1,044,040
--------------------------------------------------------------------------------------------------------------------
            $496,539        $697,394      $2,870,752     $2,620,541        $769,373                    $11,989,495
====================================================================================================================

11 Employee Benefit Plans

        The Company has a defined benefit pension plan covering substantially all of its employees. The benefits are based on years of service and the employee’s highest thirty-six consecutive months of compensation. The Company’s funding policy is to contribute amounts to the plan sufficient to meet the minimum funding requirements of ERISA plus such additional amounts as the Company may determine to be appropriate from time to time. Contributions are intended to provide not only for benefits attributed to service to date but also for those expected to be earned in the future.

        The actuarial present value of benefit obligations and the funded status of the plan at December 31 are as follows:

                                                                                        2000             1999
---------------------------------------------------------------------------------------------------------------
Projected benefit obligation, beginning of the year                                    $36,530         $36,547
Service cost - benefits earned during the year                                           3,338           3,270
Interest cost - on projected benefit obligation                                          3,195           2,779
Actuarial gain (loss)                                                                    1,968          (5,729)
Plan amendment                                                                             833              32
Benefits paid                                                                             (326)           (369)
---------------------------------------------------------------------------------------------------------------
Projected benefit obligation, end of the year                                           45,538          36,530
---------------------------------------------------------------------------------------------------------------
Fair value of plan assets beginning of the year                                         34,420          25,147
Actual return on plan assets                                                              (148)          2,594
Employer contribution                                                                    6,876           7,048
Benefits paid                                                                             (326)           (369)
---------------------------------------------------------------------------------------------------------------
Fair value of plan assets end of the year                                               40,822          34,420
---------------------------------------------------------------------------------------------------------------
Plan assets less than the projected benefit obligation                                  (4,716)         (2,110)
Unrecognized net actuarial loss from past experience different from that assumed         7,766           2,601
Unrecognized prior service cost                                                          1,226             569
Unrecognized net transition asset                                                                          (17)
---------------------------------------------------------------------------------------------------------------
Net pension asset (liability) recognized in balance sheet                               $4,276          $1,043
===============================================================================================================

Net pension cost of the defined benefit pension plan includes the following components for the years ended December 31:

                                            2000         1999           1998
------------------------------------------------------------------------------
Service cost                               $3,338       $3,270         $2,585
Interest cost                               3,195        2,779          2,203
Expected return on plan assets             (3,049)      (2,348)        (1,950)
Amortization of prior service cost            176          115            112
Amortization of transition asset              (17)         (17)           (17)
Recognized net actuarial loss                              494            305
------------------------------------------------------------------------------
Net pension cost                           $3,643       $4,293         $3,238
==============================================================================

Assumptions used to determine the benefit obligations as of December 31 were as follows:

                                                2000      1999       1998
----------------------------------------------------------------------------
Weighted average discount rate                  7.50%     8.00%      6.75%
Rates of increase in compensation level         5.25%     5.75%      4.75%
Expected long-term rate of return on assets     8.50%     8.50%      8.50%
============================================================================

        At December 31, 2000, approximately $20.9 million of the assets of the pension plan were in a group annuity contract with Protective Life and therefore are included in the general assets of Protective Life. Approximately $19.9 million of the assets of the pension plan are invested in a collective trust managed by Northern Trust Corporation.

        Prior to July 1, 1999, upon retirement, the amount of pension plan assets vested in the retiree were used to purchase a single premium annuity from Protective Life in the retiree’s name. Therefore, amounts presented above as plan assets exclude assets relating to such retirees. Beginning July 1, 1999, retiree obligations are being fulfilled from pension plan assets.

        The Company also sponsors an unfunded excess benefits plan, which is a nonqualified plan that provides defined pension benefits in excess of limits imposed on qualified plans by federal tax law. At December 31, 2000 and 1999, the projected benefit obligation of this plan totaled $14.3 million and $13.1 million, respectively, of which $10.1 million and $8.3 million, respectively, have been recognized in the Company’s financial statements.

Net pension costs of the excess benefits plan includes the following components for the years ended December 31:

                                       2000             1999              1998
--------------------------------------------------------------------------------
Service cost                           $736             $ 695            $ 611
Interest cost                         1,067               887              722
Amortization of prior service cost       19               113              112
Amortization of transition asset         37                37               37
Recognized net actuarial loss           194               265              173
--------------------------------------------------------------------------------
Net pension cost                     $2,053            $1,997           $1,655
================================================================================

        In addition to pension benefits, the Company provides limited healthcare benefits to eligible retired employees until age 65. The postretirement benefit is provided by an unfunded plan. At December 31, 2000 and 1999, the liability for such benefits was approximately $1.2 million. The expense recorded by the Company was approximately $0.1 million in 2000, 1999, and 1998. The Company’s obligation is not materially affected by a 1% change in the healthcare cost trend assumptions used in the calculation of the obligation.

        Life insurance benefits for retirees are provided through the purchase of life insurance policies upon retirement from $10,000 up to a maximum of $75,000. This plan is partially funded at a maximum of $50,000 face amount of insurance.

        The Company sponsors a defined contribution retirement plan which covers substantially all employees. Employee contributions are made on a before-tax basis as provided by Section 401(k) of the Internal Revenue Code. The Company has established an Employee Stock Ownership Plan (ESOP) to match voluntary employee contributions to the Company’s 401(k) Plan. In 1994, a stock bonus was added to the 401(k) Plan for employees who are not otherwise under a bonus or sales incentive plan. Expense related to the ESOP consists of the cost of the shares allocated to participating employees plus the interest expense on the ESOP’s note payable to the Company less dividends on shares held by the ESOP. All shares held by the ESOP are treated as outstanding for purposes of computing earnings per share. At December 31, 2000, the Company had committed approximately 143,229 shares to be released to fund employee benefits. The expense recorded by the Company for these employee benefits was less than $0.1 million in 2000, 1999, and 1998.

12 Reinsurance

The Company reinsures certain of its risks with, and assumes risks from, other insurers under yearly renewable term, coinsurance, and modified coinsurance agreements. Under yearly renewable term agreements, the Company generally pays specific premiums to the reinsurer and receives specific amounts from the reinsurer as reimbursement for certain expenses. Coinsurance agreements are accounted for by passing a portion of the risk to the reinsurer. Generally, the reinsurer receives a proportionate part of the premiums less commissions and is liable for a corresponding part of all benefit payments. Modified coinsurance is accounted for similarly to coinsurance except that the liability for future policy benefits is held by the original company, and settlements are made on a net basis between the companies. A substantial portion of the Company’s new life insurance and credit insurance sales is being reinsured. The Company reviews the financial condition of its reinsurers and monitors the amount of reinsurance it has with its reinsurers.

        The Company has reinsured approximately $126.0 billion, $93.5 billion, and $64.8 billion in face amount of life insurance risks with other insurers representing $496.4 million, $364.7 million, and $294.4 million of premium income for 2000, 1999, and 1998, respectively. The Company has also reinsured accident and health risks representing $262.2 million, $172.8 million, and $164.8 million of premium income for 2000, 1999, and 1998, respectively. In 2000 and 1999, policy and claim reserves relating to insurance ceded of $988.4 million and $739.3 million, respectively, are included in reinsurance receivables. Should any of the reinsurers be unable to meet its obligation at the time of the claim, obligation to pay such claim would remain with the Company. At December 31, 2000 and 1999, the Company had paid $33.5 million and $46.8 million, respectively, of ceded benefits which are recoverable from reinsurers. In addition, at December 31, 2000, the Company had receivables of $78.2 million related to insurance assumed.

13 Estimated Fair Values of Financial Instruments

The carrying amounts and estimated fair values of the Company’s financial instruments at December 31 are as follows:

                                                      2000                                     1999
------------------------------------------------------------------------------------------------------------------
                                                           ESTIMATED                                  ESTIMATED
                                            CARRYING         FAIR                    CARRYING           FAIR
                                             AMOUNTS        VALUES                    AMOUNTS          VALUES
------------------------------------------------------------------------------------------------------------------
Assets (see Notes 1 and 2):
Investments:
     Fixed maturities                     $7,415,769       $7,415,769                $6,340,769      $6,340,769
     Equity securities                        58,700           58,700                    36,446          36,446
     Mortgage loans on real estate         2,268,224                                  1,945,990       1,909,026
     Short-term investments                  189,161          189,161                   113,657         113,657
Cash                                          55,494           55,494                    51,642          51,642
Liabilities (see Notes 1 and 4):
Stable value contract account balances     3,177,863        3,250,991                 2,680,009       2,649,616
Annuity account balances                   1,916,894        1,893,749                 1,639,231       1,598,993
Debt:
     Notes payable to banks                                                             114,000         114,000
     Senior and Medium-Term Notes            303,810          305,987                   119,685         118,761
8.25% Trust Originated Preferred Securities   75,000           73,890                    75,000          65,820
6.5% FELINE PRIDES                           115,000          118,450                   115,000         121,624
Other (see Note 1):
Derivative Financial Instruments              (7,334)         (12,296)                       63          (2,282)

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

14 Consolidated Quarterly Results - Unaudited

Protective Life Corporation’s unaudited consolidated quarterly operating data for the years ended December 31, 2000 and 1999, are presented below. In the opinion of management, all adjustments (consisting of normal recurring accruals) necessary for a fair presentation of quarterly results have been reflected in the data which follow. It is also management’s opinion, however, that quarterly operating data for insurance enterprises are not indicative of results to be achieved in succeeding quarters or years. In order to obtain a more accurate indication of performance, there should be a review of operating results, changes in share-owners’ equity, and cash flows for a period of several quarters.

                                               FIRST QUARTER    SECOND QUARTER      THIRD QUARTER     FOURTH QUARTER
---------------------------------------------------------------------------------------------------------------------
2000
Premiums and policy fees                          $384,912         $426,949            $412,221         $432,026
Reinsurance ceded                                 (170,603)        (215,061)           (199,680)        (237,106)
---------------------------------------------------------------------------------------------------------------------
     Net of reinsurance ceded                      214,309          211,888             212,541          194,920
Net investment income                              173,213          184,578             187,625          191,868
Realized investment gains (losses)                   2,696           (3,106)             (4,646)          (1,987)
Other income                                        59,059           39,666              35,649           35,694
---------------------------------------------------------------------------------------------------------------------
Total revenues                                     449,277          433,026             431,169          420,495
Benefits and expenses                              378,430          368,251             374,569          358,922
---------------------------------------------------------------------------------------------------------------------
Income before income tax                            70,847           64,775              56,600           61,573
Income tax expense                                  25,505           23,047              20,263           22,043
Minority interest                                    2,307            2,426               2,358            2,370
---------------------------------------------------------------------------------------------------------------------
Net income                                         $43,035          $39,302             $33,979          $37,160
=====================================================================================================================
Net income per share - basic                      $.65              $.60                $.52             $.56
Average shares outstanding - basic              65,717,818       65,761,522          65,912,449       65,935,592
Operating income(1) per share - diluted           $.63              $.62                $.56             $.58
Net income per share - diluted                    $.65              $.59                $.52             $.56
Average shares outstanding - diluted            66,148,004       66,277,100          66,350,622       66,347,295
=====================================================================================================================
1999
Premiums and policy fees                          $315,369         $326,805            $325,654         $331,489
Reinsurance ceded                                 (117,952)        (130,345)           (134,573)        (155,163)
---------------------------------------------------------------------------------------------------------------------
     Net of reinsurance ceded                      197,417          196,460             191,081          176,326
Net investment income                              162,435          170,818             170,318          172,831
Realized investment gains (losses)                   1,326             (682)             (3,984)           2,283
Other income                                        18,003           25,244              23,808           30,198
---------------------------------------------------------------------------------------------------------------------
Total revenues                                     379,181          391,840             381,223          381,638
Benefits and expenses                              317,232          327,413             319,422          314,040
---------------------------------------------------------------------------------------------------------------------
Income before income tax                            61,949           64,427              61,801           67,598
Income tax expense                                  22,301           23,195              22,248           24,335
Minority interest                                    3,025            3,024               2,220            2,337
Extraordinary loss, net of income tax                                 1,763
=====================================================================================================================
Net income                                         $36,623          $36,445             $37,333          $40,926
=====================================================================================================================
Income before extraordinary loss - basic          $.56              $.58                $.57             $.63
Net income per share - basic                      $.56              $.55                $.57             $.63
Average shares outstanding - basic              65,489,805       65,519,483          65,725,022       65,712,537
Operating income(1) per share - diluted           $.55              $.58                $.61             $.60
Income before extraordinary loss - diluted        $.56              $.57                $.57             $.62
Net income per share - diluted                    $.56              $.54                $.57             $.62
Average shares outstanding - diluted            66,075,522       66,189,219          66,180,351       66,198,821
=====================================================================================================================

(1) Net income excluding realized investment gains and losses and related amortization and extraordinary loss.