Form 10-K, Exhibit 13
period 2001-12-31
PROTECTIVE LIFE CORP
filed 2002-03-27
CIK 355429

Exhibit 13

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        This report includes “forward-looking statements” which express expectations of future events and/or results. The words “believe,” “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “plan,” and similar expressions identify forward-looking statements which are based on future expectations rather than on historical facts and are therefore subject to a number of risks and uncertainties, and the Company cannot give assurance that such statements will prove to be correct. Please refer to “Known Trends and Uncertainties” and “Other Developments” herein for more information about factors which could affect future results.

CRITICAL ACCOUNTING POLICIES

        In the conduct of business, the Company makes certain assumptions regarding the mortality, persistency, expenses and interest rates, (or other factors appropriate to the type of business) it expects to experience in future periods. Similar assumptions are also used to estimate the amounts of deferred policy acquisition costs, policy liabilities and accruals, and various other items. The Company’s actual experience, as well as changes in estimates, are components of the Company’s statements of income.

RESULTS OF CONTINUING OPERATIONS

        The Company operates several business segments each having a strategic focus which can be grouped into three general product categories: life insurance, retirement savings and investment products, and specialty insurance products. The Company’s operating segments are Life Marketing, Acquisitions, Stable Value Contracts, Annuities, and Credit Products. The Company also has an additional business segment referred to as Corporate and Other.

PREMIUMS AND POLICY FEES

        The following table sets forth for the periods shown the amount of premiums and policy fees, net of reinsurance (premiums and policy fees), and the percentage change from the prior period:

          YEAR ENDED                 AMOUNT                  PERCENTAGE
          DECEMBER 31            (IN THOUSANDS)          INCREASE (DECREASE)
          ------------------------------------------------------------------
            1999                   $ 398,730                    (3.3)%
            2000                     489,790                    22.8
            2001                     618,669                    26.3
          ------------------------------------------------------------------

        In 2000, premiums and policy fees increased $91.1 million or 22.8% over 1999. The Life Marketing segment's premiums and policy fees decreased $15.9 million due to a higher amount of reinsurance ceded. Premiums and policy fees in the Acquisitions segment are expected to decline with time (due to the lapsing of policies resulting from deaths of insureds or terminations of coverage) unless new acquisitions are made. No acquisitions were completed in this segment in 1999 or 2000, resulting in a decrease of $11.9 million in premiums and policy fees in 2000. The increase in premiums and policy fees from the Annuities segment was $5.9 million. In January 2000, the Credit Products segment acquired the Lyndon Insurance Group (Lyndon), which resulted in a $97.1 million increase in premiums and policy fees. Premiums and policy fees related to the segment's other businesses increased $15.4 million. Premiums and policy fees relating to various health insurance lines in the Corporate and Other segment increased $0.5 million.

        In 2001, premiums and policy fees increased $128.9 million or 26.3% over 2000. Premiums and policy fees in the Life Marketing segment increased $21.2 million due to increased sales. In January 2001, the Acquisitions segment coinsured a block of individual life insurance policies from Standard Insurance Company, and in October 2001, acquired Inter-State Assurance Company and First Variable Life Insurance Company from Ilona Financial Group, Inc. a subsidiary of Irish Life & Permanent plc. These transactions resulted in a $86.8 million increase in premium and policy fees. Premiums and policy fees from older acquired blocks declined $7.2 million in 2001. The decrease in premiums and policy fees from the Annuities segment was $2.0 million. Premiums and policy fees from the Credit Products segment increased $29.6 million. Premiums and policy fees relating to various health insurance lines in the Corporate and Other segment increased $0.6 million.

NET INVESTMENT INCOME

        The following table sets forth for the periods shown the amount of net investment income, the percentage change from the prior period, and the percentage earned on average cash and investments:

                                                                  PERCENTAGE
                                                                     EARNED
                                                                  ON AVERAGE
            YEAR ENDED          AMOUNT             PERCENTAGE       CASH AND
            DECEMBER 31     (IN THOUSANDS)          INCREASE      INVESTMENTS
            -----------------------------------------------------------------
               1999            $667,968               6.2%            7.6%
               2000             730,149               9.3             7.6
               2001             884,041              21.1             7.3
            -----------------------------------------------------------------

        Net investment income in 2000 increased $62.2 million or 9.3% over 1999, and in 2001 increased $153.9 million or 21.1% over 2000, primarily due to increases in the average amount of invested assets. Invested assets have increased primarily due to acquisitions, receiving stable value and annuity deposits, and the asset growth that results from the sale of various insurance products. The January 2000 Lyndon acquisition increased net investment income $21.8 million. The January 2001 coinsurance arrangement and the October 2001 acquisitions resulted in an increase in investment income of $66.4 million.

        The percentage earned on average cash and investments was 7.6% in 2000 and 7.3% in 2001.

REALIZED INVESTMENT GAINS (LOSSES)

        The Company generally purchases its investments with the intent to hold to maturity by purchasing investments that match future cash flow needs.

        The following table sets forth realized investment gains (losses) relating to derivative financial instruments and all other investments for the periods shown:

                            DERIVATIVE
                             FINANCIAL              ALL OTHER
        YEAR ENDED          INSTRUMENTS            INVESTMENTS
        DECEMBER 31        (IN THOUSANDS)         (IN THOUSANDS)
        --------------------------------------------------------
           1999              $ (2,279)              $  1,222
           2000                 9,013                (16,056)
           2001               (11,431)                (8,740)
        --------------------------------------------------------

        Realized investment gains and losses related to derivative financial instruments primarily represent changes in the fair values of certain derivative financial instruments.

        The sales of investments that have occurred generally result from portfolio management decisions to maintain proper matching of assets and liabilities. Realized investment losses related to all other investments in 2000 of $31.2 million were largely offset by realized investment gains of $15.1 million. Realized investment losses in 2001 of $85.6 million were largely offset by realized investment gains of $76.9 million. During 2001, the Company recorded other than temporary impairments in its investments of $12.6 million.

OTHER INCOME

        The following table sets forth other income for the periods shown:

                    YEAR ENDED                  AMOUNT
                    DECEMBER 31             (IN THOUSANDS)
                    --------------------------------------
                       1999                   $ 89,680
                       2000                    151,833
                       2001                    131,678
                    --------------------------------------

        Other income consists primarily of revenues of the Company’s broker-dealer subsidiary, direct response businesses, service contract businesses, investment advisory fees from variable insurance products, and revenues of the Company’s noninsurance subsidiaries.

        In 2000, revenues from the Company’s broker-dealer subsidiary, direct response businesses, and service contract businesses increased $14.9 million, $8.7 million, and $15.7 million, respectively. In March 2000, the Company completed the sale of its Hong Kong affiliate, resulting in $24.8 million of other income. Other income from all other sources decreased $1.9 million. In 2001, revenues from the Company’s direct response businesses and service contract businesses increased $10.2 million and $3.3 million, respectively. Revenue from the Company’s broker-dealer subsidiary decreased $9.1 million in 2001 due to the general downturn in the equity markets. Other income from all other sources increased $0.2 million.

MANAGEMENT'S DISCUSSION AND ANALYSIS

(continued)

Income Before Income Tax

        The table below sets forth operating income or loss and income or loss before income tax by business segment for the periods shown:

                                                                     YEAR ENDED DECEMBER 31
                                                             ------------------------------------
Amount (in thousands)                                            1999         2000         2001
-------------------------------------------------------------------------------------------------
Operating Income(1)
LIFE INSURANCE
    Life Marketing                                           $  58,188    $  76,597    $  89,574
    Acquisitions                                                63,671       52,762       68,040
RETIREMENT SAVINGS AND INVESTMENT PRODUCTS
    Stable Value Contracts                                      29,465       31,208       33,150
    Annuities                                                   12,491       15,171       16,934
SPECIALTY INSURANCE PRODUCTS
    Credit Products                                             21,932       32,191       33,960
Corporate and Other                                             20,145       11,199      (10,895)
-------------------------------------------------------------------------------------------------
Total operating income                                         205,892      219,128      230,763
-------------------------------------------------------------------------------------------------
Realized investment gains (losses)
    Stable Value Contracts                                        (549)      (6,556)       7,218
    Annuities                                                    1,446          410        1,139
    Unallocated                                                 (1,954)        (897)     (28,528)
Related amortization of deferred policy acquisition costs
    Annuities                                                   (1,446)        (410)        (996)
-------------------------------------------------------------------------------------------------
Total realized investment gains (losses), net                   (2,503)      (7,453)     (21,167)
-------------------------------------------------------------------------------------------------
Income Before Income Tax
LIFE INSURANCE
    Life Marketing                                              58,188       76,597       89,574
    Acquisitions                                                63,671       52,762       68,040
RETIREMENT SAVINGS AND INVESTMENT PRODUCTS
    Stable Value Contracts                                      28,916       24,652       40,368
    Annuities                                                   12,491       15,171       17,077
Specialty Insurance Products
    Credit Products                                             21,932       32,191       33,960
Corporate and Other                                             20,145       11,199      (10,895)
Unallocated realized investment gains (losses)                  (1,954)        (897)     (28,528)
-------------------------------------------------------------------------------------------------
Total income from continuing operations before income tax     $203,389     $211,675     $209,596
-------------------------------------------------------------------------------------------------

(1) Income (loss) from continuing operations before income tax excluding realized investment gains and losses and related amortization of deferred policy acquisition costs.

        The Life Marketing segment’s 2000 pretax operating income was $76.6 million, $18.4 million above 1999. The segment’s 2001 pretax operating income was $89.6 million, $13.0 million above 2000. The segment has grown through sales. The segment’s results include expenses to develop new distribution channels.

        In the ordinary course of business, the Acquisitions segment regularly considers acquisitions of blocks of policies or smaller insurance companies. Policies acquired through the segment are usually administered as “closed” blocks; i.e., no new policies are being marketed. Therefore, earnings from the Acquisitions segment are normally expected to decline over time (due to the lapsing of policies resulting from deaths of insureds or terminations of coverage) unless new acquisitions are made. The segment did not make an acquisition in 1999 or 2000.

        In 2000, the Acquisition segment’s pretax operating income was $52.8 million, $10.9 million below 1999. In 2000, the segment had approximately $13 million less investment income as compared to 1999. Also, the segment’s mortality was approximately $5.8 million better than expected in 2000 as compared to being approximately $8.9 million better than expected in 1999. Additionally, in the fourth quarter of 1999, adjustments were made to the segment’s investment portfolio which had the effect of transferring approximately $10 million of investment income to the Corporate and Other segment during 2000. In 2001, the segment’s pretax operating income was $68.0 million, $15.3 million above 2000. The 2001 coinsurance of a block of life insurance policies and the October 2001 acquisition of two small life insurance companies resulted in a $15.9 million increase in earnings. Earnings on older acquired blocks of policies declined $0.6 million.

        The Stable Value Contracts segment had 2000 pretax operating income of $31.2 million, $1.7 million above 1999. The increase was due to higher account balances which was partially offset by lower interest rate spreads. Operating spreads in 2000 were compressed due to higher interest rates and an inverted yield curve. The Stable Value Contracts segment’s 2001 pretax operating income was $33.2 million, $2.0 million above 2000. This increase is due primarily to higher account balances. Operating spreads in 2001 were lower than last year due to lower investment income. Realized investment losses associated with this segment in 2000 were $6.5 million as compared to gains of $7.2 million in 2001. As a result, total pretax income was $24.7 million in 2000 and $40.4 million in 2001. The Annuities segment’s 2000 pretax operating income increased $2.7 million to $15.2 million. The increase reflects the segment’s growth through sales. The Annuities segment’s 2001 pretax operating income was $16.9 million, $1.7 million above 2000. The 2001 results include a tax benefit of approximately $3.0 million related to the segment’s variable annuities which was partially offset by an increase in reserves related to minimum death benefit guarantees. The segment’s future results may also be negatively affected by the slowing economy. Volatile equity markets could negatively affect sales of variable annuities and the fees the segment assesses on variable annuity contracts. Lower interest rates could negatively affect sales of fixed annuities. The segment had no realized investment gains or losses (net of related amortization of deferred policy acquisition costs) in 2000 and a $0.1 million gain in 2001. As a result, total pretax income was $15.2 million in 2000, and $17.1 million in 2001.

        The Credit Products segment’s 2000 pretax operating income increased $10.3 million to $32.2 million. Included in the segment’s 2000 results were $16.9 million from the January 2000 Lyndon acquisition. Earnings of the segment’s other businesses were lower than expected due to higher than expected claims. The segment’s 2001 pretax operating income was $34.0 million, $1.8 million above 2000. Incurred credit insurance claims were higher, but were offset by a change in estimate with respect to reserves. The segment’s 2001 results include income of approximately $2.0 million from the sale of a small insurance subsidiary’s charter. The segment’s future results may be negatively affected by the slowing economy. Lower consumer lending and fewer automobile purchases could negatively affect the segment’s sales. Also, the level of claims typically increases in a slowing economy.

        The Corporate and Other segment consists primarily of net investment income on unallocated capital, interest expense on substantially all debt, several lines of business which the Company is not actively marketing (mostly health insurance), earnings from various investment-related transactions, and the operations of several small subsidiaries. The segment’s 2000 pretax operating income was $11.2 million. The segment’s 2000 results include $24.8 million of income from the sale of the Company’s Hong Kong affiliate. Earnings from health insurance lines decreased $7.0 million. The segment also had $18.6 million less net investment income as compared to 1999. In 2000, higher short-term interest rates and an inverted yield curve reduced investment income and increased interest expense. In 2001, the segment had pretax operating losses of $10.9 million. Excluding the sale of the Company’s Hong Kong affiliate in 2000, the Corporate and Other business segment had a 2001 pretax operating loss of $10.9 million compared to a loss of $13.6 million in 2000, primarily relating to interest expense and corporate expenses.

INCOME TAX EXPENSE

The following table sets forth the effective income tax rates relating to continuing operations for the periods shown:

                 YEAR ENDED                         EFFECTIVE INCOME
                DECEMBER 31                            TAX RATES
                ----------------------------------------------------
                   1999                                  35.4%
                   2000                                  35.1
                   2001                                  32.7
                ----------------------------------------------------

        Management’s current estimate of the effective income tax rate for 2002 is approximately 33.2%.

DISCONTINUED OPERATIONS

        On December 31, 2001, the Company completed the sale to Fortis, Inc. of substantially all of its Dental Benefits Division (Dental Division) and discontinued certain other remaining Dental Division related operations, primarily other health insurance lines. In 2000, income from discontinued operations, net of income tax, was $16.1 million. In 2001, the loss from discontinued operations was $10.0 million (primarily due to the non-performance of reinsurers) and the loss from sale of discontinued operations was $20.5 million, both net of income tax.

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

CHANGE IN ACCOUNTING PRINCIPLE

        On January 1, 2001, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities." The adoption of SFAS No. 133 resulted in a cumulative after-tax charge to net income, net of income tax, of approximately $7.6 million or $0.11 per share on both a basic and diluted basis.

NET INCOME

        The following table sets forth net income from continuing operations before extraordinary loss and cumulative effect of change in accounting principle and related per share information for the periods shown:

                                                                   PERCENTAGE
      YEAR ENDED             AMOUNT             PER SHARE           INCREASE/
     DECEMBER 31         (IN THOUSANDS)          DILUTED           (DECREASE)
     -------------------------------------------------------------------------
        1999               $ 131,448              $1.99               7.6%
        2000                 137,354               2.08               4.5
        2001                 141,058               2.01              (3.4)
     -------------------------------------------------------------------------

        Net income from continuing operations before extraordinary loss and cumulative effect of change in accounting principle per share diluted in 2000 increased 4.5% over 1999, reflecting improved operating earnings in the Life Marketing, Stable Value Contracts, Annuities and Credit Products segments, which were partially offset by lower operating earnings in the Acquisitions and Corporate and Other segments, and higher realized investment losses. Income from continuing operations in 2000 includes income of $.24 per share relating to the sale of the Company's Hong Kong affiliate. Excluding the effects of the sale of the Hong Kong affiliate, net income from continuing operations before extraordinary loss and cumulative effect of change in accounting principle per share diluted in 2000 was $1.84. Net income from continuing operations before extraordinary loss and cumulative effect of change in accounting principle per share diluted in 2001 of $2.01 reflects improved operating earnings in all segments partially offset by higher realized investments losses.

KNOWN TRENDS AND UNCERTAINTIES

        The operating results of companies in the insurance industry have historically been subject to significant fluctuations. The factors which could affect the Company's future results include, but are not limited to, general economic conditions and the known trends and uncertainties which are discussed more fully below. Please also refer to "Other Developments" herein.

o We are exposed to many types of risks that could negatively affect our business. There are many types of risks that all companies are exposed to in their businesses. For example, companies are exposed to the risks of natural disasters, malicious and terrorist acts, computer viruses, and other perils. While the Company has obtained insurance, implemented risk management and contingency plans, and taken preventive measures and other precautions, no assurance can be given that there are not scenarios that could have an adverse effect on the Company. Additionally, there are scenarios that could have an adverse effect on general economic conditions and mortality and morbidity.

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

         The Company's ability to compete is dependent upon, among other things, its ability to attract and retain distribution channels to market its insurance and investment products, its ability to develop competitive and profitable products, its ability to maintain low unit costs, and its maintenance of strong ratings from rating agencies. However, irrational competition from other insurers could adversely affect the Company's competitive position.

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

        For the past several years, rating downgrades in the industry have exceeded upgrades. Rating organizations assign ratings based upon several factors. While most of the factors relate to the rated company, some of the factors relate to the views of the rating organization, general economic conditions, and circumstances outside the rated company's control. The Company cannot predict what actions the rating organizations may take, or what actions the Company may be required to take in response to the actions of the rating organizations, which could adversely affect the Company.

o Our policy claims fluctuate from year to year. The Company’s results may fluctuate from year to year due to fluctuations in policy claims received by the Company. Certain of the Company’s businesses may experience higher claims if the economy is growing slowly or in recession.

        Mortality and morbidity expectations incorporate assumptions about many factors, including for example, how a product is distributed, persistency and lapses, and future progress in the fields of health and medicine. Actual mortality and morbidity could differ from our expectations if actual results differ from those assumptions.

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

o Interest-rate fluctuations could negatively affect our spread income or otherwise impact our business. Significant changes in interest rates expose insurance companies to the risk of not earning anticipated spreads between the interest rate earned on investments and the credited interest rates paid on outstanding policies and contracts. Both rising and declining interest rates can negatively affect the Company’s spread income. While the Company develops and maintains asset/liability management programs and procedures designed to preserve spread income in rising or falling interest rate environments, no assurance can be given that changes in interest rates will not affect such spreads.

         Changes in interest rates may also impact our business in other ways. Lower interest rates may result in lower sales of certain of the Company's insurance and investment products. In addition, certain of the Company's insurance and investment products guarantee a minimum credited interest rate.

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

         Additionally, the Company's asset/liability management programs and procedures incorporate assumptions about the relationship between short-term and long-term interest rates (i.e., the slope of the yield curve), relationships between risk-adjusted and risk-free interest rates, market liquidity, and other factors. The effectiveness of the Company's asset/liability management programs and procedures may be negatively affected whenever actual results differ from these assumptions.

MANAGEMENT'S DISCUSSION AND ANALYSIS

(continued)

o Insurance companies are highly regulated. The Company’s insurance subsidiaries are subject to government regulation in each of the states in which they conduct business. Such regulation is vested in state agencies having broad administrative power dealing with many aspects of the insurance business, which may include premium rates, marketing practices, advertising, policy forms, and capital adequacy, and is concerned primarily with the protection of policyholders rather than share owners. From time to time, regulators may raise issues during examinations or audits of the Company’s subsidiaries. Even though such issues are unlikely to result in any material impact on the Company, the Company cannot predict what regulatory actions may be taken or what initiatives may be enacted which could adversely affect the Company.

         The Company's insurance subsidiaries may be subject to regulation by the United States Department of Labor when providing a variety of products and services to employee benefit plans governed by the Employment Retirement Income Security Act (ERISA). Severe penalties are imposed for breach of duties under ERISA.

         Certain policies, contracts, and annuities offered by the Company's insurance subsidiaries are subject to regulation under the federal securities laws administered by the Securities and Exchange Commission. The federal securities laws contain regulatory restrictions and criminal, administrative, and private remedial provisions.

o Tax law changes could adversely affect our ability to compete with non-insurance products or reduce the demand for certain insurance products. Under the Internal Revenue Code of 1986, as amended, income tax payable by policyholders on investment earnings is deferred during the accumulation period of certain life insurance and annuity products. This favorable tax treatment may give certain of the Company’s products a competitive advantage over other non-insurance products. To the extent that the Internal Revenue Code is revised to reduce the tax-deferred status of life insurance and annuity products, or to increase the tax-deferred status of competing products, all life insurance companies, including the Company’s subsidiaries, would be adversely affected with respect to their ability to sell such products, and, depending upon grandfathering provisions, the surrenders of existing annuity contracts and life insurance policies. In addition, life insurance products are often used to fund estate tax obligations. Legislation has recently been enacted that would over time, reduce and eventually eliminate the estate tax. If the estate tax is significantly reduced or eliminated, the demand for certain life insurance products could be adversely affected. The Company cannot predict what tax initiatives may be enacted which could adversely affect the Company.

o Financial services companies are frequently the targets of litigation, including class action litigation, which could result in substantial judgments. A number of civil jury verdicts have been returned against insurers and other providers of financial services involving sales practices, alleged agent misconduct, failure to properly supervise representatives, relationships with agents or other persons with whom the insurer does business and other matters. Increasingly these lawsuits have resulted in the award of substantial judgments that are disproportionate to the actual damages, including material amounts of punitive and non-economic compensatory damages. In some states, juries, judges, and arbitrators have substantial discretion in awarding punitive and non-economic compensatory damages, which creates the potential for unpredictable material adverse judgments or awards in any given lawsuit or arbitration. Arbitration awards are subject to very little appellate review. In addition, in some class action and other lawsuits, companies have made material settlement payments. The Company, like other financial services companies, in the ordinary course of business, is involved in such litigation or, alternatively, in arbitration. The Company cannot predict the outcome of any such litigation or arbitration.

o A decrease in sales or persistency could negatively affect our results. The Company’s ability to maintain low unit costs is dependent upon the level of sales and persistency. A decrease in sales or persistency without a corresponding reduction in expenses may result in higher unit costs.

         Additionally, a decrease in persistency may result in higher amortization of deferred policy acquisition costs. Although many of the Company's products contain surrender charges, the charges decrease over time and may not be sufficient to cover the unamortized deferred policy acquisition costs with respect to the insurance policy or annuity contract being surrendered. A decrease in persistency may also result in higher claims.

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

o We are dependent on the performance of others. The Company’s results may be affected by the performance of others because the Company has entered into various arrangements involving other parties. Examples include, but are not limited to, the following: many of the Company’s products are sold through independent distribution channels; and variable annuity deposits are invested in funds managed by third parties. The Company may also use third-party administrators to collect premiums, pay claims, and/or perform customer service functions. Additionally, the Company’s operations are dependent on various technologies some of which are provided and/or maintained by other parties.

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

RECENTLY ISSUED ACCOUNTING STANDARDS

         In September 2000, the FASB issued SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, a replacement of SFAS No. 125". SFAS No. 140 revises the standards of accounting for securitizations and other transfers of financial assets. This statement is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001. The adoption of this accounting standard did not have a material effect on the Company's financial position or results of operations.

         In June 2001, the FASB issued SFAS Nos. 141, "Business Combinations" and 142, "Goodwill and Other Intangible Assets". SFAS No. 141 requires that business combinations initiated after June 30, 2001, be accounted for using the purchase method. SFAS No. 142 revises the standards for accounting for acquired goodwill and other intangible assets. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001, and effective for any goodwill or intangible asset acquired after June 30, 2001. The Company expects the adoption of SFAS No. 142 to result in the elimination of up to $3.5 million of goodwill amortization in 2002.

         In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 requires that companies record the fair value of a liability for an asset retirement obligation in the period in which the liability is incurred. The Statement is effective for fiscal years beginning after June 15, 2002. The Company does not expect the adoption of SFAS No. 143 to have a material effect on the Company's financial position or results of operations.

         In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 requires that the same accounting model be used for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired, expands the use of discontinued operations accounting to include more types of transactions and changes the timing of when discontinued operation accounting is applied. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001. The Company does not expect the adoption of SFAS No. 144 to have a material effect on the Company's financial position or results of operations.

MANAGEMENT'S DISCUSSION AND ANALYSIS

(continued)

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

         The Company's investments in debt and equity securities are reported at market value, and investments in mortgage loans are reported at amortized cost. At December 31, 2001, the Company's fixed maturity investments (bonds and redeemable preferred stocks) had a market value of $9,838.1 million, which is 1.0% above amortized cost of $9,745.1 million. The Company had $2,512.8 million in mortgage loans at December 31, 2001. While the Company's mortgage loans do not have quoted market values, at December 31, 2001, the Company estimates the market value of its mortgage loans to be $2,671.1 million (using discounted cash flows from the next call date), which is 6.3% above amortized cost. Most of the Company's mortgage loans have significant prepayment penalties. These assets are invested for terms approximately corresponding to anticipated future benefit payments. Thus, market fluctuations are not expected to adversely affect liquidity.

         At December 31, 2000, the Company's fixed maturity investments had a market value of $7,415.8 million, which was 1.0% below amortized cost of $7,489.4 million. The Company estimated the market value of its mortgage loans to be $2,385.2 million at December 31, 2000, which was 5.2% above amortized cost of $2,268.2 million.

         The following table sets forth the estimated market values of the Company's fixed maturity investments and mortgage loans resulting from a hypothetical immediate 1 percentage point increase in interest rates from levels prevailing at December 31, and the percent change in market value the following estimated market values would represent.

                                           AMOUNT                PERCENT
            AT DECEMBER 31            (IN MILLIONS)              CHANGE
            --------------------------------------------------------------
            2000
            --------------------------------------------------------------
            Fixed maturities             $7,156.3                 (3.5)%
            Mortgage loans                2,277.9                 (4.5)
            ==============================================================
            2001
            --------------------------------------------------------------
            Fixed maturities             $9,395.4                 (4.5)%
            Mortgage loans                2,550.9                 (4.5)
            ==============================================================

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

        For several years the Company has offered a type of commercial mortgage loan under which the Company will permit a slightly higher loan-to-value ratio in exchange for a participating interest in the cash flows from the underlying real estate. As of December 31, 2001, approximately $548.4 million of the Company’s mortgage loans have this participation feature.

        At December 31, 2001, delinquent mortgage loans and foreclosed properties were 0.2% of invested assets. Bonds rated less than investment grade were 3.4% of invested assets. The Company does not expect these investments to adversely affect its liquidity or ability to maintain proper matching of assets and liabilities.

        Policy loans at December 31, 2001, were $521.8 million, an increase of $291.3 million from December 31, 2000. The January 2001 coinsurance arrangement and the October 2001 acquisitions resulted in an increase in policy loans of $238.6 million. Policy loan rates are generally in the 4.5% to 8.0% range. Such rates at least equal the assumed interest rates used for future policy benefits.

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

        At December 31, 2001, the Company had outstanding mortgage loan commitments of $406.3 million with an estimated fair value of $429.3 million (using discounted cash flows from the first call date). At December 31, 2000, the Company had outstanding commitments of $308.4 million with an estimated fair value of $319.0 million. The following table sets forth the estimated fair value of the Company’s mortgage loan commitments resulting from a hypothetical immediate 1 percentage point increase in interest rate levels prevailing at December 31, and the percent change in fair value the following estimated fair values would represent.

                                       AMOUNT               PERCENT
         AT DECEMBER 31            (IN MILLIONS)            CHANGE
         -----------------------------------------------------------
             2000                     $305.0                (4.4)%
             2001                      410.8                (4.3)
         -----------------------------------------------------------

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

        At December 31, 2001, the Company had policy liabilities and accruals of $8,859.0 million. The Company’s life insurance products have a weighted average minimum credited interest rate of approximately 4.5%.

        At December 31, 2001, the Company had $3,716.5 million of stable value account balances with an estimated fair value of $3,822.0 million (using discounted cash flows), and $3,248.2 million of annuity account balances with an estimated fair value of $3,166.1 million (using surrender values).

        At December 31, 2000, the Company had $3,177.9 million of stable value account balances with an estimated fair value of $3,251.0 million, and $1,916.9 million of annuity account balances with an estimated fair value of $1,893.7 million.

        The following table sets forth the estimated fair values of the Company’s stable value and annuity account balances resulting from a hypothetical immediate 1 percentage point decrease in interest rates from levels prevailing at December 31, and the percent change in fair value the following estimated fair values would represent.

                                       AMOUNT          PERCENT
AT DECEMBER 31                     (IN MILLIONS)       CHANGE
--------------------------------------------------------------
2000
--------------------------------------------------------------
Stable value account balances         $3,299.8          1.5%
Annuity account balances               1,975.1          4.3
==============================================================

2001
--------------------------------------------------------------
Stable value account balances          $3,887.0         1.7%
Annuity account balances                3,308.6         4.5
==============================================================

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

        Approximately 20% of the Company’s liabilities relate to products (primarily whole life insurance), the profitability of which could be affected by changes in interest rates. The effect of such changes in any one year is not expected to be material.

DERIVATIVE FINANCIAL INSTRUMENTS

        The Company utilizes a risk management strategy that incorporates the use of derivative financial instruments, primarily to reduce its exposure to interest rate risk as well as currency exchange risk.

        Combinations of interest rate swap contracts, options and futures contracts are sometimes used as hedges against changes in interest rates for certain investments, primarily outstanding mortgage loan commitments and mortgage-backed securities. Interest rate swap contracts generally involve the exchange of fixed and variable rate interest payments between two parties, based on a common notional principal amount and maturity date. Interest rate futures generally involve exchange traded contracts to buy or sell treasury bonds and notes in the future at specified prices. Interest rate options represent contracts that allow the holder of the option to receive cash or purchase, sell or enter into a financial instrument at a specified price within a specified period of time. The Company used interest rate swap contracts, swaptions (options to enter into interest rate swap contracts), caps, and floors to modify the interest characteristics of certain investments, its Senior Notes, Medium-Term Notes, and TOPrS. Swap contracts are also used to alter the effective durations of assets and liabilities. The Company uses currency swaps to reduce its exposure to currency exchange risk on certain stable value contracts denominated in foreign currencies, primarily the European euro and the British pound.

        Derivative instruments expose the Company to credit and market risk. The Company minimizes its credit risk by entering into transactions with highly rated counterparties. The Company manages the market risk associated with interest rate and foreign exchange contracts by establishing and monitoring limits as to the types and degrees of risk that may be undertaken.

        The Company monitors its use of derivatives in connection with its overall asset/liability management programs and procedures. The Company’s asset/liability committee is responsible for implementing various hedging strategies that are developed through its analysis of data from financial simulation models and other internal and industry sources. The resulting hedging strategies are then incorporated into the Company’s overall interest rate and currency exchange risk management strategies.

        In September 2000, the Company entered into a transaction to facilitate the Company’s possible entry into the institutional money management business involving a total return swap with respect to $400 million of a portfolio of approximately $413 million of investments held by an unrelated special purpose vehicle that are managed by the Company. The Company, in effect, has retained the investment risk with respect to the $400 million. The swap is recorded on the Company’s balance sheet at fair value.

        At December 31, 2001, contracts with a notional amount of $5,475.1 million were in a $21.9 million net loss position. At December 31, 2000, contracts with a notional amount of $3,134.2 million were in a $12.3 million net loss position. The Company recognized $11.4 million of realized investment losses and $9.0 million of realized investment gains related to derivative financial instruments in 2001 and 2000, respectively.

        The following table sets forth the notional amount and fair value of the Company’s derivative financial instruments at December 31, and the estimated gains and losses resulting from a hypothetical immediate plus and minus 1 percentage point change in interest rates from levels prevailing at December 31.

                                                            GAIN (LOSS)
                                                          RESULTING FROM
                                                         AN IMMEDIATE +/-1
                                   FAIR VALUE              POINT CHANGE
                 NOTIONAL             AT                 IN INTEREST RATES
(IN MILLIONS)    AMOUNT           DECEMBER 31            +1%       -1%
-------------------------------------------------------------------------------
2000
Options
    Puts            $   50.0       $  0.0            $  0.2      $ 0.0
Futures                100.8         (2.8)              4.0       (9.0)
Fixed to floating
   Swaps             1,249.3         (4.7)            (42.1)      27.9
   Swaptions           310.0          0.4               0.7        8.3
   Caps                295.0          0.0               0.3        0.0
   Floors              120.0         (0.3)              0.0       (0.8)
Floating to fixed
   Swaps               160.0         (2.5)              4.5       (9.4)
   Caps                300.0          0.0               0.6        0.0
   Floors              300.0         (1.1)              0.0       (3.1)
-------------------------------------------------------------------------------
                    $2,885.1       $(11.0)           $(31.8)     $13.9
-------------------------------------------------------------------------------
2001
Options
   Puts             $  775.0       $  0.1            $  1.3     $ 0.0
   Calls             1,400.0          0.3               0.0       5.4
Futures                100.0          1.1               6.9      (6.4)
Fixed to floating
   Swaps             1,654.3          0.6             (49.7)     15.1
  Swaptions             35.0          0.0               0.0       0.0
   Caps                175.0          0.0               0.0       0.0
Floating to fixed
   Swaps               460.0        (12.8)             (4.5)    (20.4)
   Caps                300.0          0.0               0.0       0.0
   Floors              300.0         (1.9)             (2.7)     (1.1)
-------------------------------------------------------------------------------
                    $5,199.3       $(12.6)           $(48.7)    $(7.4)
-------------------------------------------------------------------------------

        The Company is also subject to foreign exchange risk arising from stable value contracts denominated in foreign currencies and related foreign currency swaps. At December 31, 2001, stable value contracts of $275.8 million had a foreign exchange gain of approximately $7.2 million and the related foreign currency swaps had a net loss of approximately $9.3 million. At December 31, 2000, stable value contracts of $249.2 million had a foreign exchange loss of approximately $4.0 million and the related foreign currency swaps had a net unrealized loss of approximately $1.3 million.

        The following table sets forth the notional amount and fair value of the funding agreements and related foreign currency swaps at December 31, and the estimated gains and losses resulting from a hypothetical 10% change in quoted foreign currency exchange rates from levels prevailing at December 31.

                                                          GAIN (LOSS)
                                                        RESULTING FROM
                                                       AN IMMEDIATE +/-10
                                  FAIR VALUE            POINT CHANGE
                 NOTIONAL             AT              IN INTEREST RATES
(IN MILLIONS)    AMOUNT           DECEMBER 31            +1%       -1%
----------------------------------------------------------------------------
2000
Stable Value
   Contracts        $  249.2       $ (4.0)           $(29.3)     $21.3
Foreign Currency
   Swaps               249.2         (1.3)             23.7      (26.4)
----------------------------------------------------------------------------
                    $  498.4       $ (5.3)           $ (5.6)     $(5.1)
----------------------------------------------------------------------------
2001
Stable Value
   Contracts        $  275.8       $  7.2            $(19.6)    $ 34.1
Foreign Currency
   Swaps               275.8         (9.3)             19.2      (37.8)
----------------------------------------------------------------------------
                    $  551.6       $ (2.1)           $ (0.4)    $ (3.7)
----------------------------------------------------------------------------

        Estimated gains and losses were derived using pricing models specific to derivative financial instruments. While these estimated gains and losses generally provide an indication of how sensitive the Company’s derivative financial instruments are to changes in interest rates and foreign currency exchange rates, they do not represent management’s view of future market changes, and actual market results may differ from these estimates.

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

        The Company believes its asset/liability management programs and procedures and certain product features provide protection for the Company against the effects of changes in interest rates under various scenarios. Additionally, the Company believes its asset/liability management programs and procedures provide sufficient liquidity to enable it to fulfill its obligation to pay benefits under its various insurance and deposit contracts. However, the Company’s asset/liability management programs and procedures incorporate assumptions about the relationship between short-term and long-term interest rates (i.e., the slope of the yield curve), relationships between risk-adjusted and risk-free interest rates, market liquidity and other factors, and the effectiveness of the Company’s asset/liability management programs and procedures may be negatively affected whenever actual results differ from those assumptions. During 2000, market conditions and an inverted yield curve limited the Company’s ability to offset the effects of rising short-term interest rates. During 2001, the Company benefited from a steepening of the yield curve.

        Cash outflows related to stable value contracts (primarily maturing contracts, scheduled interest payments, and expected withdrawals) were approximately $735 million during 2001. Cash outflows related to stable value contracts are estimated to be approximately $1,086 million in 2002. At December 31, 2001, the Company had $30.1 million, $62.6 million, and $12.5 million of stable value contracts which may be terminated by the contract holder upon seven, thirty, and ninety days notice, respectively. The Company’s asset/liability management programs and procedures take into account maturing contracts and expected withdrawals. Accordingly, the Company does not expect stable value contract related cash outflows to have an unusual effect on the future operations and liquidity of the Company.

        The life insurance subsidiaries were committed at December 31, 2001, to fund mortgage loans in the amount of $406.3 million. The Company’s subsidiaries held $361.6 million in cash and short-term investments at December 31, 2001. Protective Life Corporation had an additional $2.1 million in cash and short-term investments available for general corporate purposes.

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

        The Company has also used securitization transactions involving its commercial mortgage loans to increase its liquidity. In 1999, the Company sold $263 million of loans, receiving cash of $220 million and securities of approximately $43 million.

MANAGEMENT'S DISCUSSION AND ANALYSIS

(continued)

CAPITAL

        At December 31, 2001, Protective Life Corporation had no borrowings outstanding under its $200 million revolving lines of credit.

        Protective Life Corporation's cash flow is dependent on cash dividends and payments on surplus notes from its subsidiaries; revenues from investment, data processing, legal and management services rendered to subsidiaries; and investment income. At December 31, 2001, approximately $282.1 million of consolidated share-owners’ equity, excluding net unrealized investment gains and losses, represented net assets of the Company’s insurance subsidiaries that cannot be transferred to Protective Life Corporation. In addition, the states in which the Company’s insurance subsidiaries are domiciled impose certain restrictions on the insurance subsidiaries’ ability to pay dividends to Protective Life Corporation.

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

        In March 2000, the Company issued Senior Notes totaling $125 million with 10, 15, and 30 year maturities. Interest rates range from 8.00% to 8.25%. The proceeds were used to repay bank borrowings of which $55 million had been used to redeem the Monthly Income Preferred Securities in 1999.

        In December 2000, the Company issued $60 million of 7.5% Senior Notes, with a 15 year maturity. The proceeds were used to repay bank borrowings and to partially fund the January 2001 coinsurance of a block of individual life insurance policies from Standard Insurance Company (Standard).

        In February 2001, the Company issued 3.9 million shares of its Common Stock under stock purchase contracts relating to its 6.5% FELINE PRIDES. In the transaction, substantially all of the preferred securities comprising part of the FELINE PRIDES, and the underlying subordinated debt, were redeemed.

        In February 2001, the Company issued $100 million of Floating Rate Senior Notes. The proceeds were used to invest in the Company’s insurance subsidiaries, which included completing the funding of the Standard transaction, and for general corporate purposes. The Floating Rate Notes are due February 28, 2003, and bear an interest rate of LIBOR plus .375%, adjusted quarterly.

        On August 17, 2001, a special purpose finance subsidiary of the Company, PLC Capital Trust III, issued $100 million of 7.5% Trust Originated Preferred Securities ("TOPrS"). The 7.5% TOPrS are guaranteed on a subordinated basis by the Company. This guarantee, considered together with the other obligations of the Company with respect to the 7.5% TOPrS, constitutes a full and unconditional guarantee by the Company of PLC Capital Trust III’s obligations with respect to the 7.5% TOPrS.

        PLC Capital Trust III was formed solely to issue securities and use the proceeds thereof to purchase subordinated debentures of the Company. The sole assets of PLC Capital Trust III are $103.1 million of Protective Life Corporation 7.5% Subordinated Debentures due 2031, Series D. The proceeds of the Company’s subordinated debentures were used to repay outstanding bank indebtedness and the balance was used for general corporate purposes. The Company has the right under the subordinated debentures to extend interest payment periods up to five consecutive years, and, as a consequence, dividends on the 7.5% TOPrS may be deferred (but will continue to accumulate, together with additional dividends on any accumulated but unpaid dividends at the dividend rate) by PLC Capital Trust III during any such extended interest payment period. The 7.5% TOPrS are redeemable by PLC Capital Trust III at any time on or after August 22, 2006.

        A life insurance company’s statutory capital is computed according to rules prescribed by the National Association of Insurance Commissioners (NAIC), as modified by the insurance company’s state of domicile. Statutory accounting rules are different from accounting principles generally accepted in the United States of America and are intended to reflect a more conservative view by, for example, requiring immediate expensing of policy acquisition costs. The NAIC’s risk-based capital requirements require insurance companies to calculate and report information under a risk-based capital formula. The achievement of long-term growth will require growth in the statutory capital of the Company’s insurance subsidiaries. The subsidiaries may secure additional statutory capital through various sources, such as retained statutory earnings or equity contributions by the Company.

CONTRACTUAL OBLIGATIONS

        The table below sets forth future maturities of long-term debt, guaranteed preferred beneficial interests in the Company’s subordinated debentures (guaranteed preferred beneficial interests), and stable value contracts.

  (IN THOUSANDS)   2002     2003-2004       2005-2006      AFTER 2006
  -------------------------------------------------------------------
  Long-term
     debt                 $  175,000                         $194,241
  Guaranteed
     preferred
     beneficial
     interests                                                175,000
  Stable value
     contracts  $971,536   1,696,120         $979,460          69,414
  Securities
     sold under
     repurchase
     agreements  117,000
  --------------------------------------------------------------------

OTHER DEVELOPMENTS

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

        The Company is not aware of any pending or threatened regulatory action with respect to the Company or any of its subsidiaries that is reasonably likely to have a material effect on the Company.

        The Company believes that the tragic events of September 11, 2001, will have little direct effect on the Company’s operations or financial strength. However, many of the Company’s businesses and the performance of the Company’s investment portfolio are affected by general economic conditions, therefore a downturn in the general economy could have a negative effect on the Company’s operations and financial strength.

        In recent years, most financial services companies, including the Company, experienced a decrease in the market price of their common stock. Although the Company believes it has sufficient capital to fund its immediate growth and capital needs, a lower stock price may limit the Company’s ability to raise capital to fund other growth opportunities and acquisitions.

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

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Share Owners of Protective Life Corporation

        In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, share-owners’ equity and of cash flows present fairly, in all material respects, the financial position of Protective Life Corporation and its subsidiaries at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        As discussed in Note 1 of the Notes to the Consolidated Financial Statements, effective January 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities”.

PricewaterhouseCoopers LLP
Birmingham, Alabama
March 1, 2002
CONSOLIDATED STATEMENTS OF INCOME
Year Ended December 31
(Dollars in thousands except per share amounts)                                2001              2000         1999
----------------------------------------------------------------------------------------------------------------------
Revenues
Premiums and policy fees                                                    $1,389,820        $1,175,898    $ 861,027
Reinsurance ceded                                                             (771,151)         (686,108)    (462,297)
----------------------------------------------------------------------------------------------------------------------
   Net of reinsurance ceded                                                    618,669           489,790      398,730
Net investment income                                                          884,041           730,149      667,968
Realized investment gains (losses)
   Derivative financial instruments                                            (11,431)            9,013       (2,279)
   All other investments                                                        (8,740)          (16,056)       1,222
Other income                                                                   131,678           151,833       89,680
----------------------------------------------------------------------------------------------------------------------
   Total revenues                                                            1,614,217         1,364,729    1,155,321
----------------------------------------------------------------------------------------------------------------------
Benefits and expenses
Benefits and settlement expenses (net of reinsurance ceded:
   2001 - $609,996; 2000 - $538,291; 1999 - $344,474)                          972,624           760,778      629,656
Amortization of deferred policy acquisition costs                              147,058           143,180       96,689
Amortization of goodwill                                                         3,555             3,113          316
Other operating expenses (net of reinsurance ceded:
   2001 - $167,243; 2000 - $223,498; 1999 - $150,570)                          281,384           245,983      225,271
----------------------------------------------------------------------------------------------------------------------
   Total benefits and expenses                                               1,404,621         1,153,054      951,932
----------------------------------------------------------------------------------------------------------------------
Income from continuing operations before income tax                            209,596           211,675      203,389
----------------------------------------------------------------------------------------------------------------------
Income tax expense
   Current                                                                      64,667            11,947       43,971
   Deferred                                                                      3,871            62,374       27,970
----------------------------------------------------------------------------------------------------------------------
   Total income tax expense                                                     68,538            74,321       71,941
----------------------------------------------------------------------------------------------------------------------
Net income from continuing operations before extraordinary loss and
   cumulative effect of change in accounting principle                         141,058           137,354      131,448
Income (loss) from discontinued operations, net of income tax                   (9,977)           16,122       21,642
Loss from sale of discontinued operations, net of income tax                   (20,545)
----------------------------------------------------------------------------------------------------------------------
Net income before extraordinary loss and cumulative effect of change
   in accounting principle                                                     110,536           153,476      153,090
Extraordinary loss on early extinguishment of debt, net of income tax                                          (1,763)
Cumulative effect of change in accounting principle, net of income tax          (7,593)
----------------------------------------------------------------------------------------------------------------------
Net income                                                                   $ 102,943         $ 153,476    $ 151,327
======================================================================================================================
Net income from continuing operations before extraordinary loss and cumulative effect of change in accounting principle
   per share - basic                                                         $    2.02         $   2.09     $    2.01
Net income per share - basic                                                 $    1.48         $   2.33     $    2.31
Net income from continuing operations before extraordinary loss and cumulative effect of change in accounting principle
   per share - diluted                                                       $    2.01         $   2.08     $    1.99
Net income per share - diluted                                               $    1.47         $   2.32     $    2.29
Cash dividends paid per share                                                $     .55         $    .51     $     .47
======================================================================================================================
See Notes to Consolidated Financial Statements.

                                             CONSOLIDATED BALANCE SHEETS

December 31
(Dollars in thousands)                                                                 2001                 2000
--------------------------------------------------------------------------------------------------------------------
Assets
Investments:
   Fixed maturities, at market (amortized cost: 2001 -  $9,745,057;
     2000 -  $7,489,361)                                                          $ 9,838,091           $ 7,415,769
   Equity securities, at market (cost: 2001 - $78,332 ; 2000 - $61,358)                76,774                58,700
   Mortgage loans                                                                   2,512,844             2,268,224
   Investment real estate, net of accumulated depreciation
    (2001 - $1,466 ; 2000 - $1,226)                                                    26,349                12,566
   Policy loans                                                                       521,841               230,527
   Other long-term investments                                                        104,624                66,462
   Short-term investments                                                             237,155               189,161
--------------------------------------------------------------------------------------------------------------------
   Total investments                                                               13,317,678            10,241,409
Cash                                                                                  126,558                55,494
Accrued investment income                                                             159,866               122,314
Accounts and premiums receivable, net of allowance for uncollectible amounts
   (2001 - $3,025 ; 2000 - $2,195)                                                     64,410                85,223
Reinsurance receivables                                                             2,174,769             1,100,131
Deferred policy acquisition costs                                                   1,532,683             1,189,380
Goodwill                                                                               48,162               250,321
Property and equipment                                                                 51,307                54,253
Other assets                                                                          251,581               138,419
Assets related to separate accounts
   Variable annuity                                                                 1,910,651             1,841,439
   Variable universal life                                                             77,162                63,504
   Other                                                                                3,997                 3,746
--------------------------------------------------------------------------------------------------------------------
                                                                                  $19,718,824           $15,145,633
====================================================================================================================
See Notes to Consolidated Financial Statements.

December 31
(Dollars in thousands)                                                               2001                   2000
--------------------------------------------------------------------------------------------------------------------
Liabilities
Policy liabilities and accruals
   Future policy benefits and claims                                               $6,971,792            $5,031,957
   Unearned premiums                                                                  904,374               937,516
--------------------------------------------------------------------------------------------------------------------
   Total policy liabilities and accruals                                            7,876,166             5,969,473
Stable value contract account balances                                              3,716,530             3,177,863
Annuity account balances                                                            3,248,217             1,916,894
Other policyholders' funds                                                            131,040               125,533
Other liabilities                                                                     498,579               393,262
Accrued income taxes                                                                   60,897               (35,330)
Deferred income taxes                                                                 127,230                79,066
Securities sold under repurchase agreements                                           117,000
Long-term debt                                                                        376,211               306,125
Guaranteed Preferred Beneficial Interests in Company's Subordinated Debentures
    8.25% Trust Originated Preferred Securities                                        75,000                75,000
    7.5% Trust Originated Preferred Securities                                        100,000
    6.5% FELINE PRIDES                                                                                      115,000
Liabilities related to separate accounts
   Variable annuity                                                                 1,910,651             1,841,439
   Variable universal life                                                             77,162                63,504
   Other                                                                                3,997                 3,746
--------------------------------------------------------------------------------------------------------------------
   Total liabilities                                                               18,318,680            14,031,575
====================================================================================================================
   Commitments and contingent liabilities - Note 6

Share-owners' equity
Preferred Stock, $1 par value
   Shares authorized:  3,600,000
   Issued: none
Junior Participating Cumulative
   Preferred Stock, $1 par value
   Shares authorized: 400,000
   Issued: none
Common Stock, $.50 par value
   Shares authorized: 2001 and 2000 - 160,000,000
   Issued: 2001 - 73,251,960; 2000 - 69,333,117                                        36,626                34,667
Additional paid-in capital                                                            405,420               289,819
Treasury stock, at cost (2001 - 4,696,788 shares; 2000 - 4,775,550 shares)            (15,895)              (12,812)
Stock held in trust (2001 - 55,785 shares; 2000 - 36,210 shares)                       (1,535)               (1,318)
Unallocated stock in Employee Stock Ownership Plan (2001 - 1,001,401 shares;
   2000 - 1,112,668 shares)                                                            (3,317)               (3,686)
Retained earnings                                                                     924,517               858,761
Accumulated other comprehensive income
   Net unrealized gains (losses) on investments
   (net of income tax: 2001 - $ 29,254 ; 2000 - $(27,662))                             54,328               (51,373)
--------------------------------------------------------------------------------------------------------------------
   Total share-owners' equity                                                       1,400,144             1,114,058
--------------------------------------------------------------------------------------------------------------------
                                                                                  $19,718,824           $15,145,633
====================================================================================================================

                                   CONSOLIDATED STATEMENTS OF SHARE-OWNERS' EQUITY

                                           Additional             Stock  Unallocated          Net Unrealized    Total
                                   Common    Paid-In  Treasury   Held In  Stock in   Retained Gains (Losses)Share-Owners'
(Dollars in thousands)              Stock    Capital    Stock     Trust     ESOP     Earnings on Investments   Equity
--------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1998        $34,667   $254,705  $(13,140)           $(4,277)   $617,182     $55,057  $   944,194
                                                                                                               --------
Net income for 1999                                                       151,327                              151,327
Change in net unrealized
gains/losses on investments
(net of income tax - $(108,675))                                                                 (201,825)    (201,825)
Reclassification adjustment for
amounts included in net income
(net of income tax - $370)                                                                            687          687
                                                                                                               --------
Comprehensive loss for 1999                                                                                    (49,811)
                                                                                                               --------
Cash dividends                                                                        (30,305)                 (30,305)
Purchase of common stock                                       $   (621)                                          (621)
Stock-based compensation                         947       145                                                   1,092
Reissuance of treasury stock
to ESOP                                          405        35               (440)                                   0
Allocation of stock to employee
accounts                                                                      674                                  674
---------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1999         34,667    256,057   (12,960)    (621)   (4,043)    738,204    (146,081)     865,223
                                                                                                              ---------
Net income for 2000                                                                   153,476                  153,476
Change in net unrealized
gains/losses on investments
(net of income tax - $48,532)                                                                      90,130       90,130
Reclassification adjustment for
amounts included in net income
(net of income tax - $2,465)                                                                        4,578        4,578
                                                                                                              ---------
Comprehensive income for 2000                                                                                  248,184
                                                                                                              ---------
Cash dividends                                                                        (32,919)                 (32,919)
Purchase of common stock                                           (697)                                          (697)
Stock-based compensation                      33,535       120                                                  33,655
Reissuance of treasury stock
to ESOP                                          227        28               (255)                                   0
Allocation of stock to employee
accounts                                                                      612                                  612
--------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 2000         34,667    289,819   (12,812)  (1,318)   (3,686)    858,761     (51,373)   1,114,058
                                                                                                            -----------
Net income for 2001                                                                   102,943                  102,943
Change in net unrealized
gains/losses on investments
(net of income tax - $51,729)                                                                      96,069       96,069
Reclassification adjustment for
amounts included in net income
(net of income tax - $3,059)                                                                        5,681        5,681
Transition adjustment on derivative
financial instruments
(net of income tax - $2,127)                                                                        3,951        3,951
                                                                                                            -----------
Comprehensive income for 2001                                                                                  208,644
                                                                                                            -----------
Cash dividends                                                                        (37,187)                 (37,187)
Redemption of FELINE PRIDES         1,959    111,455                                                           113,414
Purchase of common stock                                           (217)                                          (217)
Purchase of treasury stock                              (3,405)                                                 (3,405)
Stock-based compensation                       3,349       240                                                   3,589
Reissuance of treasury stock
to ESOP                                          797        82               (879)                                   0
Allocation of stock to employee
accounts                                                                    1,248                                1,248
-----------------------------------------------------------------------------------------------------------------------
Balance, December 31, 2001
- Note 7                          $36,626   $405,420  $(15,895) $(1,535)  $(3,317)   $924,517     $54,328   $1,400,144
=======================================================================================================================
See Notes to Consolidated Financial Statements.

                                        CONSOLIDATED STATEMENTS OF CASH FLOWS

Year Ended December 31
(Dollars in thousands)                                                            2001           2000            1999
-----------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities
Net income                                                              $      102,943 $      153,476  $      151,327
Adjustments to reconcile net income to net cash provided by operating activities:
   Realized investment losses                                                   20,171          7,043           1,057
   Extraordinary loss on early extinguishment of debt                                                           1,763
   Amortization of deferred policy acquisition costs                           154,384        149,574         104,912
   Capitalization of deferred policy acquisition costs                        (317,627)      (338,685)       (239,482)
   Depreciation expense                                                         12,110         10,421          12,030
   Deferred income taxes                                                         6,856         67,949          25,841
   Accrued income taxes                                                         98,476        (30,813)          9,499
   Amortization of goodwill                                                      9,056          8,525           5,584
   Loss from sale of discontinued operations                                    20,545
   Interest credited to universal life and investment products                 944,098        766,004         331,746
   Policy fees assessed on universal life and investment products             (222,415)      (197,581)       (165,818)
   Change in accrued investment income and other receivables                  (241,517)      (149,778)       (131,614)
   Change in policy liabilities and other policyholders' funds of traditional
      life and health products                                                 442,193        500,254         215,556
   Change in other liabilities                                                 157,529        (38,674)         77,902
   Other, net                                                                   (5,501)       (31,056)        (10,729)
----------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                                    1,181,301        876,659         389,574
----------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities
Maturities and principal reductions of investments:
   Investments available for sale                                            3,260,107     13,037,876      10,167,542
   Other                                                                       283,640        135,058         243,280
Sale of investments:
   Investments available for sale                                            9,095,873        810,716         537,343
   Other                                                                         1,363          5,222         267,892
Cost of investments acquired:
   Investments available for sale                                          (14,019,243)   (14,523,312)    (10,816,652)
   Corporate owned life insurance                                             (100,000)
   Other                                                                      (378,520)      (464,779)       (864,100)
Acquisitions and bulk reinsurance assumptions                                 (124,027)      (162,413)         46,508
Sale of discontinued operations, net of cash transferred                       216,031
Purchase of property and equipment                                             (12,282)        (5,861)        (18,741)
Sale of property and equipment                                                      70                            417
----------------------------------------------------------------------------------------------------------------------
Net cash used in investing activities                                       (1,776,988)    (1,167,493)       (436,511)
----------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities
Borrowings under line of credit arrangements and long-term debt              2,738,763      2,434,879       4,516,977
Principal payments on line of credit arrangements and long-term debt        (2,551,677)    (2,364,779)     (4,451,790)
Payment of guaranteed preferred beneficial interests                                                          (55,000)
Dividends to share owners                                                      (37,187)       (32,919)        (30,305)
Issuance of guaranteed preferred beneficial interests                          100,000
Purchase of common stock held in trust                                            (217)          (697)           (621)
Purchase of treasury stock                                                      (3,405)
Investment product deposits and change in universal life deposits            1,735,653      1,811,484       1,300,736
Investment product withdrawals                                              (1,315,179)    (1,553,282)     (1,190,904)
----------------------------------------------------------------------------------------------------------------------
Net cash provided by financing activities                                      666,751        294,686          89,093
----------------------------------------------------------------------------------------------------------------------
Increase in cash                                                                71,064          3,852          42,156
Cash at beginning of year                                                       55,494         51,642           9,486
----------------------------------------------------------------------------------------------------------------------
Cash at end of year                                                        $   126,558     $   55,494     $    51,642
======================================================================================================================
See Notes to Consolidated Financial Statements.

Notes to consolidated financial statements

(All dollar amounts in tables are in thousands except per share amounts.)

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

Entities Included

        The consolidated financial statements include the accounts, after intercompany eliminations, of Protective Life Corporation and its wholly-owned subsidiaries.

Nature of Operations

        Protective Life Corporation is a holding company whose subsidiaries provide financial services through the production, distribution, and administration of insurance and investment products. The Company markets individual life insurance, credit life and disability insurance, guaranteed investment contracts, guaranteed funding agreements, fixed and variable annuities, and extended service contracts throughout the United States. The Company also maintains a separate division devoted to the acquisition of insurance policies from other companies. Founded in 1907, Protective Life Insurance Company (Protective Life) is the Company’s largest operating subsidiary.

        The operating results of companies in the insurance industry have historically been subject to significant fluctuations due to changing competition, economic conditions, interest rates, investment performance, insurance ratings, claims, persistency, and other factors.

Recently Issued Accounting Standards

        On January 1, 2001, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 133, “Accounting for Derivative Instruments and Hedging Activities”. SFAS No. 133, as amended by SFAS Nos. 137 and 138, requires the Company to record all derivative financial instruments, at fair value on the balance sheet. Changes in fair value of a derivative instrument are reported in net income or other comprehensive income, depending on the designated use of the derivative instrument. The adoption of SFAS No. 133 resulted in a cumulative charge to net income, net of income tax, of $7.6 million ($0.11 per share on both a basic and diluted basis) and a cumulative after-tax increase to other comprehensive income of $4.0 million on January 1, 2001. The charge to net income and increase to other comprehensive income primarily resulted from the recognition of derivative instruments embedded in the Company’s corporate bond portfolio. In addition, the charge to net income includes the recognition of the ineffectiveness on existing hedging relationships including the difference in spot and forward exchange rates related to foreign currency swaps used as an economic hedge of foreign-currency-denominated stable value contracts. Prospectively, the adoption of SFAS No. 133 may introduce volatility into the Company’s reported net income and other comprehensive income depending on future market conditions and the Company’s hedging activities.

        In September 2000, the Financial Accounting Standards Board (FASB) issued SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, a replacement of SFAS No. 125". SFAS No. 140 revises the standards for accounting for securitizations and other transfers of financial assets. This statement is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001. The adoption of this accounting standard did not have a material effect on the Company’s financial position or results of operations.

        In June 2001, the FASB issued SFAS Nos. 141, “Business Combinations”, and 142, “Goodwill and Other Intangible Assets”. SFAS No. 141 requires that business combinations initiated after June 30, 2001, be accounted for using the purchase method. SFAS No. 142 revises the standards for accounting for acquired goodwill and other intangible assets. The standard replaces the requirement to amortize goodwill with one that calls for an annual impairment test, among other provisions. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001, and effective for any goodwill or intangible asset acquired after June 30, 2001. The Company expects the adoption of SFAS No. 142 to result in the elimination of up to $3.5 million of goodwill amortization in 2002.

        In August 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations”. SFAS No. 143 requires that companies record the fair value of a liability for an asset retirement obligation in the period in which the liability is incurred. The Statement is effective for fiscal years beginning after June 15, 2002. The Company does not expect the adoption of SFAS No. 143 to have a material effect on the Company’s financial position or results of operations.

        In October 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. SFAS No. 144 requires that the same accounting model be used for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired, expands the use of discontinued operations accounting to include more types of transactions and changes the timing of when discontinued operations accounting is applied. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001. The Company does not expect the adoption of SFAS No. 144 to have a material effect on the Company’s financial position or results of operations.

Investments

        The Company has classified all of its investments in fixed maturities, equity securities, and short-term investments as “available for sale.”

        Investments are reported on the following bases less allowances for uncollectible amounts on investments, if applicable:

o Fixed maturities (bonds and redeemable preferred stocks) at current market value. Where market values are unavailable, the Company obtains estimates from independent pricing services or estimates market value based upon a comparison to quoted issues of the same issuer or issues of other issuers with similar terms and risk characteristics.

o Equity securities (common and nonredeemable preferred stocks)- at current market value.

o Mortgage loans- at unpaid balances, adjusted for loan origination costs, net of fees, and amortization of premium or discount.

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

        The Company's balance sheets at December 31, prepared on the basis of reporting investments at amortized cost rather than at market values, are as follows:

                                         2001               2000
----------------------------------------------------------------------
Total investments                    $13,212,993        $10,317,657
Deferred policy acquisition costs      1,553,786          1,192,696
All other assets                       4,868,463          3,714,844
----------------------------------------------------------------------
                                     $19,635,242        $15,225,197
======================================================================
Deferred income taxes                $    97,976        $   107,257
All other liabilities                 18,191,450         13,952,509
----------------------------------------------------------------------
                                      18,289,426         14,059,766
Share-owners' equity                   1,345,816          1,165,431
----------------------------------------------------------------------
                                     $19,635,242        $15,225,197
======================================================================

        Realized gains and losses on sales of investments are recognized in net income using the specific identification basis.

Derivative Financial Instruments

        The Company utilizes a risk management strategy that incorporates the use of derivative instruments, primarily to reduce its exposure to interest rate risk as well as currency exchange risk.

        Combinations of interest rate swap contracts, options and futures contracts are sometimes used as hedges against changes in interest rates for certain investments, primarily outstanding mortgage loan commitments and mortgage-backed securities. Interest rate swap contracts generally involve the exchange of fixed and variable rate interest payments between two parties, based on a common notional principal amount and maturity date. Interest rate futures generally involve exchange traded contracts to buy or sell treasury bonds and notes in the future at specified prices. Interest rate options represent contracts that allow the holder of the option to receive cash or purchase, sell or enter into a financial instrument at a specified price within a specified period of time. The Company uses interest rate swap contracts, swaptions (options to enter into interest rate swap contracts), caps, and floors to modify the interest characteristics of certain investments, and its Senior Notes, Medium-Term Notes, and TOPrS. Swap contracts are also used to alter the effective durations of assets and liabilities. The Company uses foreign currency swaps to reduce its exposure to currency exchange risk on certain stable value contracts denominated in foreign currencies, primarily the European euro and the British pound.

        Derivative instruments expose the Company to credit and market risk. The Company minimizes its credit risk by entering into transactions with highly rated counterparties. The Company manages the market risk associated with interest rate and foreign exchange contracts by establishing and monitoring limits as to the types and degrees of risk that may be undertaken.

        The Company monitors its use of derivatives in connection with its overall asset/liability management programs and procedures. The Company’s asset/liability committee is responsible for implementing various hedging strategies that are developed through its analysis of data from financial simulation models and other internal and industry sources. The resulting hedging strategies are then incorporated into the Company’s overall interest rate and currency exchange risk management strategies.

        All derivatives are recognized on the balance sheet (other long-term investments or other liabilities) at their fair value (primarily estimates from independent pricing services). On the date the derivative contract is entered into, the Company designates the derivative as (1) a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment (“fair value” hedge), (2) a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability (“cash flow” hedge), or (3) as a derivative either held for investment purposes or held as a natural hedging instrument designed to act as an economic hedge against the changes in value or cash flows of a hedged item (“other” derivative). Changes in the fair value of a derivative that is highly effective as and that is designated and qualifies as a fair-value hedge, along with the loss or gain on the hedged asset or liability that is attributable to the hedged risk (including losses or gains on firm commitments), are recorded in current-period earnings. Changes in the fair value of a derivative that is highly effective as and that is designated and qualified as a cash-flow hedge are recorded in other comprehensive income, until earnings are affected by the variability of cash flows. Changes in the fair value of other derivatives are recognized in current earnings and reported in Realized Investment Gains (Losses) Derivative Financial Instruments in the Company’s consolidated condensed statements of income.

        The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives that are designated as fair-value or cash-flow hedges to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. The Company also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. When it is determined that a derivative is not highly effective as a hedge or that it has ceased to be a highly effective hedge, the Company discontinues hedge accounting prospectively, as discussed below.

        The Company discontinues hedge accounting prospectively when (1) it is determined that the derivative is no longer effective in offsetting changes in the fair value or cash flows of a hedged item (including firm commitments or forecasted transactions); (2) the derivative expires or is sold, terminated, or exercised; (3) the derivative is dedesignated as a hedge instrument, because it is unlikely that a forecasted transaction will occur; (4) because a hedged firm commitment no longer meets the definition of a firm commitment; or (5) management determines that designation of the derivative as a hedge instrument is no longer appropriate.

        When hedge accounting is discontinued because it is determined that the derivative no longer qualifies as an effective fair-value hedge, the derivative will continue to be carried on the balance sheet at its fair value, and the hedged asset or liability will no longer be adjusted for changes in fair value. When hedge accounting is discontinued because the hedged item no longer meets the definition of a firm commitment, the derivative will continue to be carried on the balance sheet at its fair value, and any asset or liability that was recorded pursuant to recognition of the firm commitment will be removed from the balance sheet and recognized as a gain or loss in current-period earnings. When hedge accounting is discontinued because it is probable that a forecasted transaction will not occur, the derivative will continue to be carried on the balance sheet at its fair value, and gains and losses that were accumulated in other comprehensive income will remain therein until such time as they are reclassified to earnings as originally forecasted to occur. In all situations in which hedge accounting is discontinued, the derivative will be carried at its fair value on the balance sheet, with changes in its fair value recognized in current-period earnings.

o Fair-Value Hedges. The Company has designated, as a fair value hedge, callable interest rate swaps used to modify the interest characteristics of certain callable Medium-Term Notes and stable value contracts. In assessing hedge effectiveness, the Company excludes the embedded call option’s time value component from each derivative’s total gain or loss. In 2001, total measured ineffectiveness for the fair value hedging relationships was insignificant while the excluded time value component resulted in a pre-tax gain of $1.3 million. Both the measured ineffectiveness and the excluded time value component are reported in Realized Investment Gains (Losses) Derivative Financial Instruments in the Company’s consolidated condensed statements of income.

o Cash-Flow Hedges. The Company has not designated any hedging relationships as a cash flow hedge.

o Other Derivatives. The Company uses certain interest rate swaps, caps, floors, swaptions, options and futures contracts as economic hedges against the changes in value or cash flows of outstanding mortgage loan commitments and certain owned investments as well as certain debt and preferred security obligations of the Company. In 2001, the Company recognized total pre-tax losses of $10.8 million representing the change in fair value of these derivative instruments.

        On its foreign currency swaps, the Company recognized a $8.2 million pre-tax loss in 2001 while recognizing a $11.2 million foreign exchange pre-tax gain on the related foreign-currency-denominated stable value contracts. The net gain primarily results from the difference in the forward and spot exchange rates used to revalue the currency swaps and the stable value contracts, respectively. This net gain is reflected in Realized Investment Gains (Losses) Derivative Financial Instruments in the Company’s consolidated condensed statements of income.

        The Company has entered into asset swap arrangements to effectively sell the equity options embedded in owned convertible bonds in exchange for an interest rate swap that converts the remaining host bond to a variable rate instrument. In 2001, the Company recognized a $12.2 million pre-tax gain for the change in the asset swaps’ fair value and recognized a $16.9 million pre-tax loss to separately record the embedded equity options at fair value.

        The Company has also entered into a total return swap with respect to $400 million of a portfolio of approximately $413 million of investments held by an unrelated special purpose vehicle that are managed by the Company. The Company recognized a $0.3 million pre-tax loss in 2001 for the change in the total return swap’s fair value.

        At December 31, 2001, contracts with a notional amount of $5,475.1 million were in a $21.9 million net loss position. At December 31, 2000, contracts with a notional amount of $3,134.2 million were in a $12.3 million net loss position. The Company recognized $9.0 million in realized investment gains related to derivative financial instruments in 2000.

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

Deferred Policy Acquisition Costs

        Commissions and other costs of acquiring traditional life and health insurance, credit insurance, universal life insurance, and investment products that vary with and are primarily related to the production of new business, have been deferred. Traditional life and health insurance acquisition costs are amortized over the premium-payment period of the related policies in proportion to the ratio of annual premium income to the present value of the total anticipated premium income. Credit insurance acquisition costs are being amortized in proportion to earned premium. Acquisition costs for universal life and investment products are amortized over the lives of the policies in relation to the present value of estimated gross profits before amortization. Under SFAS No. 97, “Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments,” the Company makes certain assumptions regarding the mortality, persistency, expenses, and interest rates (equal to the rate used to compute liabilities for future policy benefits; currently 3.0% to 9.4%) it expects to experience in future periods. These assumptions are to be best estimates and are to be periodically updated whenever actual experience and/or expectations for the future change from that assumed. Additionally, relating to SFAS No. 115, these costs have been adjusted by an amount equal to the amortization that would have been recorded if unrealized gains or losses on investments associated with the Company’s universal life and investment products had been realized.

        The cost to acquire blocks of insurance representing the present value of future profits from such blocks of insurance is also included in deferred policy acquisition costs. The Company amortizes the present value of future profits over the premium payment period, including accrued interest of up to approximately 8%. The unamortized present value of future profits for all acquisitions was approximately $523.4 million and $343.6 million at December 31, 2001 and 2000, respectively. During 2001, $221.9 million of present value of future profits was capitalized, and $42.1 million was amortized. During 2000, $47.3 million of present value of future profits was capitalized (relating to acquisitions made during the year) and $44.3 million was amortized.

Goodwill

        Goodwill is being amortized straight-line over periods ranging from 10 to 40 years. Goodwill at December 31 is as follows:

                                      2001                   2000
---------------------------------------------------------------------
Goodwill                            $55,246                $270,250
Accumulated amortization              7,084                  19,929
---------------------------------------------------------------------
                                    $48,162                $250,321
=====================================================================

        The Company periodically evaluates the recoverability of its goodwill by comparing expected future cash flows to the amount of unamortized goodwill. If this evaluation were to indicate the unamortized goodwill is impaired, the goodwill would be reduced to an amount representing the present value of applicable estimated future cash flows. A substantial portion of goodwill was disposed of in connection with the 2001 sale of the Company’s Dental Benefits Division.

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

        Property and equipment consisted of the following at December 31:

                                         2001                   2000
------------------------------------------------------------------------
Home Office building                  $ 45,845                $ 41,184
Data processing equipment               34,100                  34,626
Other, principally furniture
   and equipment                        40,055                  38,573
------------------------------------------------------------------------
                                       120,000                 114,383
Accumulated depreciation                68,693                  60,130
------------------------------------------------------------------------
                                      $ 51,307                $ 54,253
========================================================================

Separate Accounts

        The assets and liabilities related to separate accounts in which the Company does not bear the investment risk are valued at market and reported separately as assets and liabilities related to separate accounts in the accompanying consolidated financial statements.

Stable Value Contracts Account Balances

        The Company markets guaranteed investment contracts to 401(k) and other qualified retirement savings plans, and fixed and floating rate funding agreements to the trustees of municipal bond proceeds, institutional investors, bank trust departments, and money market funds. The Company also sells funding agreements to special purpose entities that in turn issue notes or certificates in smaller, transferrable denominations. In a structured program, the Company issues funding agreements to a special purpose trust or entity formed solely to purchase the funding agreements and simultaneously issue certificates or notes having terms substantially identical to the underlying funding agreements. Stable value contract account balances include guaranteed investment contracts and funding agreements issued by the Company, and the obligations of consolidated special purpose trusts or entities formed to purchase funding agreements issued by the Company. At December 31, 2001 and 2000 the Company had $1.7 billion and $1.0 billion of stable value contract account balances marketed through structured programs.

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

        Activity in the liability for unpaid claims is summarized as follows:

                                   2001             2000          1999
--------------------------------------------------------------------------
Balance beginning of year        $110,064        $122,346      $  93,966
   Less reinsurance                25,830          47,661         20,019
--------------------------------------------------------------------------
Net balance beginning
   of year                         84,234          74,685         73,947
--------------------------------------------------------------------------
Incurred related to:
Current year                      383,371         323,222        331,380
Prior year                         (1,080)         (4,880)        (4,997)
--------------------------------------------------------------------------
Total incurred                    382,291         318,342        326,383
--------------------------------------------------------------------------
Paid related to:
Current year                      312,748         252,209        283,219
Prior year                         81,220          61,925         44,093
--------------------------------------------------------------------------
Total paid                        393,968         314,134        327,312
--------------------------------------------------------------------------
Other changes:
Acquisitions and reserve
   transfers                       (6,257)          5,341          1,667
--------------------------------------------------------------------------
Net balance end of year            66,300          84,234         74,685
   Plus reinsurance                33,723          25,830         47,661
--------------------------------------------------------------------------
Balance end of year              $100,023        $110,064       $122,346
==========================================================================

o Universal Life and Investment Products. Universal life and investment products include universal life insurance, guaranteed investment contracts, deferred annuities, and annuities without life contingencies. Premiums and policy fees for universal life and investment products consist of fees that have been assessed against policy account balances for the costs of insurance, policy administration, and surrenders. Benefit reserves for universal life and investment products represent policy account balances before applicable surrender charges plus certain deferred policy initiation fees that are recognized in income over the term of the policies. Policy benefits and claims that are charged to expense include benefit claims incurred in the period in excess of related policy account balances and interest credited to policy account balances. Interest rates credited to universal life and investment products ranged from 3.0% to 9.4% in 2001.

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

Discontinued Operations

        On December 31, 2001, the Company completed the sale to Fortis, Inc. of substantially all of its Dental Benefits Division (Dental Division), and discontinued other remaining Dental Division related operations, primarily other health insurance lines.

        The operating results and charges related to the sale of the Dental division at December 31 are as follows:

                                    2001             2000             1999
-----------------------------------------------------------------------------
Total revenues                    $350,916         $369,239         $378,561
-----------------------------------------------------------------------------
Income (loss) before
   income taxes from
   discontinued operations       $ (12,797)       $  27,718         $ 36,132
Income tax (expense)
   benefit                           2,820          (11,596)         (14,490)
-----------------------------------------------------------------------------
Income (loss) from
   discontinued operations       $  (9,977)       $  16,122         $ 21,642
-----------------------------------------------------------------------------
Gain from sale of
   discontinued operations
   before income tax             $  22,927
Income tax expense
   related to sale                 (43,472)
-----------------------------------------------------------------------------
Loss from sale of
   discontinued operations       $ (20,545)
-----------------------------------------------------------------------------
Income (loss) from
   discontinued operations -
   per share
   (diluted and basic)           $    (.14)       $     .24        $    .33
Loss from sale of
   discontinued operations -
   per share
   (diluted and basic)           $    (.29)
-----------------------------------------------------------------------------

Remaining assets and liabilities at December 31, 2001 related to the business sold to Fortis, Inc. consist of reinsurance receivables and policy liabilities and accruals of approximately $51.2 million. Assets and liabilities related to the other discontinued lines of business of approximately $11.1 million and $14.3 million, respectively, remain at December 31, 2001.

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

        A reconciliation of net income and adjusted net income, and basic and diluted average shares outstanding for the years ended December 31 is summarized as follows:

                                                                     2001                2000               1999
--------------------------------------------------------------------------------------------------------------------
Net income                                                    $     102,943       $     153,476      $     151,327
Dividends on FELINE PRIDES                                                              __(1)               __(1)
--------------------------------------------------------------------------------------------------------------------
Adjusted net income                                           $     102,943       $     153,476      $     151,327
====================================================================================================================
Average shares issued and outstanding                            68,037,410          64,544,140         64,481,997
Stock held in trust                                                 (47,759)            (41,797)           (13,030)
Issuable under various deferred compensation plans                1,420,874           1,330,006          1,135,344
--------------------------------------------------------------------------------------------------------------------
Average shares outstanding - basic                               69,410,525          65,832,349         65,604,311
Stock held in trust                                                  47,759              41,797             13,030
Stock appreciation rights                                           266,132             131,443            183,996
Issuable under various other stock-based compensation plans         225,757             275,539            360,030
FELINE PRIDES stock purchase contracts                                                  __(1)              __(1)
--------------------------------------------------------------------------------------------------------------------
Average shares outstanding - diluted                             69,950,173          66,281,128         66,161,367
====================================================================================================================
(1) Excluded because the effect is anti-dilutive.

Supplemental Cash Flow Information

        The following table sets forth supplemental cash flow information for the years ended December 31:

                                                            2001          2000          1999
-----------------------------------------------------------------------------------------------
Cash paid during the year:
Interest on debt                                        $   36,095     $  37,660     $  34,756
Income taxes                                                31,795        55,798        42,367
-----------------------------------------------------------------------------------------------
Noncash investing and financing activities:
Reissuance of treasury stock to ESOP                    $      879     $     255     $     440
Change in unallocated stock in ESOP                            369           357           234
Stock-based compensation                                     3,589        33,655         1,092
Redemption of FELINE PRIDES                                113,414
Acquisitions and related reinsurance transactions:
Assets acquired                                         $2,554,202     $ 533,869     $  12,502
Liabilities assumed                                     (2,430,175)     (371,456)      (12,502)
-----------------------------------------------------------------------------------------------
Net                                                       $124,027     $ 162,413     $       0
===============================================================================================

Reclassifications

        Certain reclassifications have been made in the previously reported financial statements and accompanying notes to make the prior year amounts comparable to those of the current year. Such reclassifications had no effect on previously reported net income, total assets, or share-owners' equity.

2 Investment Operations

        Major categories of net investment income for the years ended December 31 are summarized as follows:

                                                2001       2000       1999
--------------------------------------------------------------------------------
Fixed maturities                             $586,305    $536,550   $470,458
Equity securities                              32,334       2,955      1,949
Mortgage loans                                208,830     177,917    172,027
Investment real estate                          4,632       3,132      2,655
Policy loans                                   31,763      14,977     15,994
Other, principally short-term investments      37,281      12,113     20,761
--------------------------------------------------------------------------------
                                              901,145     747,644    683,844
Investment expenses                            17,104      17,495     15,876
--------------------------------------------------------------------------------
                                             $884,041    $730,149   $667,968
================================================================================

        Realized investment gains (losses) for all other investments for the years ended December 31 are summarized as follows:

                                 2001          2000          1999
---------------------------------------------------------------------
Fixed maturities              $(7,311)      $(14,793)      $ 8,215
Equity securities               2,462          1,685        (3,371)
Mortgage loans and
    other investments          (3,891)        (2,948)       (3,622)
---------------------------------------------------------------------
                              $(8,740)      $(16,056)      $ 1,222
=====================================================================

        In 2001, gross gains on the sale of investments available for sale (fixed maturities, equity securities, and short-term investments) were $64.3 million, and gross losses were $72.9 million. In 2000, gross gains were $8.7 million, and gross losses were $28.4 million. In 1999, gross gains were $44.1 million, and gross losses were $32.4 million. Realized investment gains (losses) for derivative financial instruments for the years ended December 31 are summarized as follows:

                               2001               2000                1999
-----------------------------------------------------------------------------
Derivative financial
   instruments              $(11,431)             $9,013            $(2,279)
=============================================================================

        The amortized cost and estimated market value of the Company's investments classified as available for sale at December 31 are as follows:

                                                         AMORTIZED    GROSS UNREALIZED  GROSS UNREALIZED    ESTIMATED
                                                           COST             GAINS            LOSSES        MARKET VALUE
2001
------------------------------------------------------------------------------------------------------------------------
Fixed maturities:
  Bonds:
   Mortgage-backed securities                         $  3,709,118       $  84,965          $  33,759    $  3,760,324
   United States Government and authorities                 98,967           4,088                  0         103,055
   States, municipalities, and political subdivisions       94,022           4,009                  0          98,031
   Public utilities                                        807,773          19,763              4,860         822,676
   Convertibles and bonds with warrants                     96,951           7,423              6,184          98,190
   All other corporate bonds                             4,936,614         117,092             99,500       4,954,206
  Redeemable preferred stocks                                1,612               0                  3           1,609
------------------------------------------------------------------------------------------------------------------------
                                                         9,745,057         237,340            144,306       9,838,091
Equity securities                                           78,332           3,565              5,123          76,774
Short-term investments                                     237,155               0                  0         237,155
------------------------------------------------------------------------------------------------------------------------
                                                       $10,060,544        $240,905           $149,429     $10,152,020
========================================================================================================================

2000
------------------------------------------------------------------------------------------------------------------------
Fixed maturities:
  Bonds:
   Mortgage-backed securities                         $  2,915,836       $  49,373          $  33,197    $  2,932,012
   United States Government and authorities                 95,567           2,662                  0          98,229
   States, municipalities, and political subdivisions       88,223           3,407                  0          91,630
   Public utilities                                        631,703           7,804              5,596         633,911
   Convertibles and bonds with warrants                     69,014          11,277             12,145          68,146
   All other corporate bonds                             3,687,250          49,533            146,704       3,590,079
Redeemable preferred stocks                                  1,768               0                  6           1,762
------------------------------------------------------------------------------------------------------------------------
                                                         7,489,361         124,056            197,648       7,415,769
Equity securities                                           61,358           2,761              5,419          58,700
Short-term investments                                     189,161               0                  0         189,161
------------------------------------------------------------------------------------------------------------------------
                                                      $  7,739,880        $126,817           $203,067    $  7,663,630
========================================================================================================================

        The amortized cost and estimated market value of fixed maturities at December 31, 2001, by expected maturity, are shown as follows. Expected maturities are derived from rates of prepayment that may differ from actual rates of prepayment.

                                                                     ESTIMATED
                                             AMORTIZED                MARKET
                                               COST                    VALUE
--------------------------------------------------------------------------------
Due in one year or less                    $  896,159              $  899,666
Due after one year
   through five years                       3,253,264               3,318,537
Due after five years
   through ten years                        2,199,562               2,228,012
Due after ten years                         3,396,072               3,391,876
--------------------------------------------------------------------------------
                                           $9,745,057              $9,838,091
================================================================================

        At December 31, 2001 and 2000, the Company had bonds which were rated less than investment grade of $447.3 million and $252.5 million, respectively, having an amortized cost of $524.1 million and $332.0 million, respectively. At December 31, 2001, approximately $63.3 million of the bonds rated less than investment grade were securities issued in Company-sponsored commercial mortgage loan securitizations. Approximately $1,788.2 million of bonds are not publicly traded.

        The change in unrealized gains (losses), net of income tax, on fixed maturity and equity securities for the years ended December 31 is summarized as follows:

                                      2001           2000            1999
--------------------------------------------------------------------------------
Fixed maturities                    $108,307       $109,626       $(227,568)
Equity securities                        715           (820)            973
================================================================================

        At December 31, 2001, all of the Company’s mortgage loans were commercial loans of which 75% were retail, 10% were apartments, 7% were office buildings, 7% were warehouses, and 1% were other. The Company specializes in making mortgage loans on either credit-oriented or credit-anchored commercial properties, most of which are strip shopping centers in smaller towns and cities. No single tenant’s leased space represents more than 3.5% of mortgage loans. Approximately 76% of the mortgage loans are on properties located in the following states listed in decreasing order of significance: Texas, Tennessee, Georgia, Alabama, North Carolina, South Carolina, Florida, Virginia, California, Mississippi, Washington, Kentucky, and Ohio.

        Many of the mortgage loans have call provisions between 3 and 10 years. Assuming the loans are called at their next call dates, approximately $153.4 million would become due in 2002, $560.4 million in 2002 to 2006, $392.5 million in 2007 to 2011, and $46.7 million thereafter.

        At December 31, 2001, the average mortgage loan was $2.1 million, and the weighted average interest rate was 7.6%. The largest single mortgage loan was $18.8 million.

        For several years the Company has offered a type of commercial mortgage loan under which the Company will permit a slightly higher loan-to-value ratio in exchange for a participating interest in the cash flows from the underlying real estate. As of December 31, 2001 and 2000, approximately $548.4 million and $572.2 million respectively, of the Company’s mortgage loans have this participation feature.

        At December 31, 2001 and 2000, the Company’s problem mortgage loans (over ninety days past due) and foreclosed properties totaled $29.6 million and $20.6 million, respectively. Since the Company’s mortgage loans are collateralized by real estate, any assessment of impairment is based upon the estimated fair value of the real estate. Based on the Company’s evaluation of its mortgage loan portfolio, the Company does not expect any material losses on its mortgage loans.

        At December 31, 2001 and 2000, the Company had investments related to retained beneficial interests of mortgage loan securitizations of $286.4 million and $309.0 million, respectively.

        Certain investments with a carrying value of $62.5 million, were non-income producing for the twelve months ended December 31, 2001.

        Policy loan interest rates generally range from 4.0% to 8.0%.

        On December 31, 2001, Protective Life Insurance Company had $117.0 million of securities sold under repurchase agreements with an interest rate of 2.0%. The agreement to repurchase liability is recorded as securities sold under repurchase agreements.

3 Income Taxes

        The Company’s effective income tax rate related to continuing operations varied from the maximum federal income tax rate as follows:

                                      2001          2000         1999
------------------------------------------------------------------------
Statutory federal income
    tax rate applied to pretax
    income                           35.0%          35.0%        35.0%
Amortization of
    nondeductible goodwill            0.1            0.1
State income taxes                    0.7            0.6          0.4
Dividends received
    deduction and
    tax-exempt interest              (1.8)          (0.4)
Low-income housing credit            (0.5)          (0.3)        (0.3)
Other                                (0.8)           0.1          0.3
------------------------------------------------------------------------
                                     32.7%          35.1%        35.4%
========================================================================

        The provision for federal income tax differs from amounts currently payable due to certain items reported for financial statement purposes in periods which differ from those in which they are reported for income tax purposes.

        Details of the deferred income tax provision for the years ended December 31 are as follows:

                                 2001            2000            1999
--------------------------------------------------------------------------
Deferred policy
    acquisition
    costs                     $ 81,947          $30,250      $  45,671
Benefit and other
    policy liability
    changes                    (75,422)          34,986        (22,660)
Temporary
    differences of
    investment income            6,285           (2,590)         6,655
Other items                     (8,939)            (272)        (1,696)
--------------------------------------------------------------------------
                             $   3,871          $62,374      $  27,970
==========================================================================

        The components of the Company's net deferred income tax liability as of December 31 were as follows:

                                            2001                2000
------------------------------------------------------------------------
Deferred income tax assets:
   Policy and policyholder
     liability reserves                  $276,071            $195,767
   Other                                   15,381               6,442
------------------------------------------------------------------------
                                          291,452             202,209
========================================================================

Deferred income tax liabilities:
   Deferred policy acquisition costs      379,072             302,629
   Unrealized gains (losses) on
     investments                           39,610             (21,354)
------------------------------------------------------------------------
                                          418,682             281,275
------------------------------------------------------------------------
Net deferred income tax liability        $127,230           $  79,066
========================================================================

        Under pre-1984 life insurance company income tax laws, a portion of the Company's gain from operations which was not subject to current income taxation was accumulated for income tax purposes in a memorandum account designated as Policyholders' Surplus. The aggregate accumulation in this account at December 31, 2001, was approximately $70.5 million. Should the accumulation in the Policyholders' Surplus account of the life insurance subsidiaries exceed certain stated maximums, or should distributions including cash dividends be made to Protective Life Corporation in excess of approximately $971.8 million, such excess would be subject to federal income taxes at rates then effective. Deferred income taxes have not been provided on amounts designated as Policyholders' Surplus. Under current income tax laws, the Company does not anticipate paying income tax on amounts in the Policyholders' Surplus accounts.

4 Debt and Guaranteed Preferred Beneficial Interests

Long-term debt at December 31 is summarized as follows:

                                            2001                  2000
---------------------------------------------------------------------------
Long-term debt (year of issue):
7.95% Senior Notes (1994),
due 2004                                  $75,000               $75,000
7.45% Medium-Term Notes
(1996), due 2011                            9,852                 9,938
7.45% Medium-Term Notes
(1996), due 2011, callable 2001                                   9,867
7.10% Medium-Term Notes
(1996), due 2011, callable 2001                                  12,238
7.00% Medium-Term Notes
(1996), due 2011, callable 2001                                  12,182
8.00% Senior Notes (2000),
due 2010, callable 2003                    49,873                49,905
8.10% Senior Notes (2000),
due 2015, callable 2003                    39,853                39,890
8.25% Senior Notes (2000),
due 2030, callable 2005                    34,719                34,790
7.50% Senior Notes (2000),
due 2016, callable 2004                    59,944                60,000
Floating Rate Senior Notes
 (2001), due 2003                         100,000
Mortgage notes on
investment real estate                      6,970                 2,315
---------------------------------------------------------------------------
                                         $376,211              $306,125
===========================================================================

        Under revolving line of credit arrangements with several banks, the Company can borrow up to $200 million on an unsecured basis. No compensating balances are required to maintain the line of credit. At December 31, 2001 and 2000, the Company had no borrowings outstanding under these credit arrangements.

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

        At December 31, 2001, future maturities of long-term debt are $100.0 million in 2003, $75.0 million in 2004 and $194.2 million in years after 2005.

        In 1994, a special purpose finance subsidiary of the Company, PLC Capital L.L.C. (PLC Capital), issued $55 million of 9% Cumulative Monthly Income Preferred Securities, Series A (MIPSSM). In 1999, the Company caused PLC Capital to redeem the MIPS. In a related transaction the Company redeemed its subordinated debentures which were held by PLC Capital. The redemption of the subordinated debentures resulted in an extraordinary loss of $1.8 million ($0.03 per share on both a diluted and basic basis). The extraordinary loss was comprised primarily of unamortized deferred debt issue costs and losses related to the termination of related interest rate swap agreements, net of an income tax benefit of $0.9 million.

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

        Also in 1997, another special purpose finance subsidiary, PLC Capital Trust II, issued $115 million of FELINE PRIDES which are comprised of stock purchase contracts and a beneficial ownership of 6.5% TOPrS. The sole assets of PLC Capital Trust II were $118.6 million of Protective Life Corporation 6.5% Subordinated Debentures due 2003, Series C. In February 2001, the Company issued 3,918,843 shares of its Common Stock under the stock purchase contracts. In the transaction, substantially all of the 6.5% TOPrS and the underlying subordinated debt were redeemed. The dividend rate on the TOPrS that remained outstanding after February 2001 was reset to 6.77% under a formula specified in the agreement. The remaining outstanding TOPrS and underlying subordinated debt were redeemed in April 2001.

        In August 2001, a third special purpose finance subsidiary of the Company, PLC Capital Trust III, issued $100 million of 7.5% TOPrS. The 7.5% TOPrS are guaranteed on a subordinated basis by the Company. This guarantee, considered together with the other obligations of the Company with respect to the 7.5% TOPrS, constitutes a full and unconditional guarantee by the Company of PLC Capital Trust III’s obligations with respect to the 7.5% TOPrS.

        PLC Capital Trust III was formed solely to issue securities and use the proceeds thereof to purchase subordinated debentures of the Company. The sole assets of PLC Capital Trust III are $103.1 million of Protective Life Corporation 7.5% Subordinated Debentures due 2031, Series D. The Company has the right under the subordinated debentures to extend interest payment periods up to five consecutive years, and, as a consequence, dividends on the 7.5% TOPrS may be deferred (but will continue to accumulate, together with additional dividends on any accumulated but unpaid dividends at the dividend rate) by PLC Capital Trust III during any such extended interest payment period. The 7.5% TOPrS are redeemable by PLC Capital Trust III at any time on or after August 22, 2006.

        The MIPS, TOPrS, and FELINE PRIDES (collectively, “preferred securities”) are reported in the accompanying balance sheets as “guaranteed preferred beneficial interests”.

        The Company uses interest rate swap agreements to convert a portion of its debt and preferred securities from a fixed interest or dividend rate to a floating rate. Interest expense on all debt, including dividends on preferred securities and the effect of interest rate swap agreements, totaled $32.9 million, $34.2 million, and $32.1 million in 2001, 2000, and 1999, respectively.

5 Recent Acquisitions

        In September 1999, the Company recaptured a block of credit life and disability policies which it had previously ceded.

        In January 2000, the Company acquired the Lyndon Insurance Group (Lyndon). The assets acquired included $47.3 million of present value of future profits and $41.4 million of goodwill.

        In January 2001, the Company coinsured a block of individual life policies from Standard Insurance Company. In October 2001, the Company completed the acquisition of the stock of Inter-State Assurance Company (Inter-State) and First Variable Life Insurance Company (First Variable) from ILona Financial Group, Inc., a subsidiary of Irish Life & Permanent plc of Dublin, Ireland. The purchase price was approximately $250 million. The assets acquired included $132.7 million of present value of future profits.

        These transactions have been accounted for as purchases, and the results of the transactions have been included in the accompanying financial statements since their respective effective dates.

        Summarized below are the consolidated results of operations for 2001 and 2000, on an unaudited pro forma basis, as if the Inter-State and First Variable acquisitions had occurred as of January 1, 2000. The pro forma information is based on the Company’s consolidated results of operations for 2001 and 2000, and on data provided by the acquired companies, after giving effect to certain pro forma adjustments. The pro forma financial information does not purport to be indicative of results of operations that would have occurred had the transaction occurred on the basis assumed above nor are they indicative of results of the future operations of the combined enterprises.

(unaudited)                         2001                2000
-----------------------------------------------------------------
Total revenues                  $1,683,536           $1,457,155
Net income                         111,718              165,176
Net income per share-basic            1.61                 2.51
Net income per share-diluted          1.60                 2.49
=================================================================

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

        The Company leases administrative and marketing office space in approximately 30 cities including Birmingham, with most leases being for periods of three to ten years. The aggregate annualized rent is approximately $8.7 million.

        The Company has financed the construction of a third building contiguous to its existing home office complex under an operating lease arrangement. Approximately $38 million of construction costs had been incurred at December 31, 2001. The Company has an option to purchase the building from the lessor at the end of the lease term.

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

        A number of civil jury verdicts have been returned against insurers and other providers of financial services involving sales practices, alleged agent misconduct, failure to properly supervise representatives relationships with agents or persons with whom the insurer does business, and other matters. Increasingly these lawsuits have resulted in the award of substantial judgments that are disproportionate to the actual damages, including material amounts of punitive and non-economic compensatory damages. In some states, juries, judges and arbitrators have substantial discretion in awarding punitive and non-economic compensatory damages which creates the potential for unpredictable material adverse judgments or awards in any given lawsuit or arbitration. Arbitration awards are subject to very little appellate review. In addition, in some class action and other lawsuits, companies have made material settlement payments. The Company, like other financial service companies, in the ordinary course of business, is involved in such litigation or, alternatively, in arbitration. Although the outcome of any such litigation or arbitration cannot be predicted, the Company believes that at the present time there are no pending or threatened lawsuits that are reasonably likely to have a material adverse effect on the financial position, results of operations, or liquidity of the Company.

7 Share-Owners' Equity and Restrictions and Stock-based Compensation

Activity in the Company's issued and outstanding common stock is summarized as follows:

                                       ISSUED      TREASURY     OUTSTANDING
                                       SHARES       SHARES        SHARES
-------------------------------------------------------------------------------
Balance, December 31, 1998           69,333,117    4,898,100    64,435,017
Reissuance of treasury stock                         (67,075)       67,075
-------------------------------------------------------------------------------
Balance, December 31, 1999           69,333,117    4,831,025    64,502,092
Reissuance of treasury stock                         (55,475)       55,475
-------------------------------------------------------------------------------
Balance, December 31, 2000           69,333,117    4,775,550    64,557,567
Reissuance of treasury stock                         (78,762)       78,762
Redemption of FELINE PRIDES           3,918,843                  3,918,843
-------------------------------------------------------------------------------
Balance, December 31, 2001           73,251,960    4,696,788    68,555,172
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

        Share owners have authorized 4,000,000 shares of Preferred Stock, $1.00 par value. Other terms, including preferences, voting, and conversion rights, may be established by the Board of Directors. In connection with the Rights Agreement, 400,000 of these shares have been designated as Series A Junior Participating Cumulative Preferred Stock, $1.00 par value, and were unissued at December 31, 2001. The remaining 3,600,000 shares of Preferred Stock, $1.00 par value, were also unissued at December 31, 2001.

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

        The Company may, from time to time, reissue treasury shares or buy in the open market additional shares of Common Stock to complete its 401(k) obligations. Accordingly, in 2000, the Company reissued from treasury 14,126 shares of Common Stock to the 401(k) Plan and reissued from treasury another 30,721 shares during 2001.

        Since 1973, the Company has had stock-based incentive plans to motivate management to focus on the Company’s long-range performance through the awarding of stock-based compensation. Under plans approved by share owners in 1997 and 1998, up to 5,000,000 shares may be issued in payment of awards.

        The criteria for payment of performance awards is primarily based upon a comparison of the Company’s average return on average equity and total rate of return over a four year award period (earlier upon the death, disability, or retirement of the executive, or in certain circumstances, of a change in control of the Company) to that of a comparison group of publicly held life and multiline insurance companies. If the Company’s results are below the median of the comparison group, no portion of the award is earned. If the Company’s results are at or above the 90th percentile, the award maximum is earned.

        In 1999, 99,380 performance shares were awarded, having an estimated fair value on the grant date of $3.4 million. In 2000, 3,330 performance shares and 513,618 stock appreciation rights (SARs) were awarded, having a combined estimated fair value on the grant date of $3.7 million. In 2001, 153,490 performance shares and 40,000 SARs were awarded having a combined estimated fair value on the grant date of $4.9 million. The SARs, if earned, expire after ten years.

        A performance share is equivalent in value to one share of Company Common Stock. With respect to SARs, the Company will pay an amount equal to the difference between the specified base price of the Company’s Common Stock and the market value at the exercise date. Awards are paid in shares of Company Common Stock. At December 31, 2001, outstanding awards measured at maximum payouts were 423,362 performance shares and 853,236 SARs.

        During 1996, 2000, and 2001, SARs were granted to certain officers of the Company to provide long-term incentive compensation based solely on the performance of the Company’s Common Stock. The SARs are exercisable after five years (earlier upon the death, disability, or retirement of the officer, or in certain circumstances, of a change in control of the Company) and expire after ten years or upon termination of employment. In 2000, 217,500 SARs were awarded, having an estimated fair value on the grant date of $1.5 million. In 2001, 62,500 SARs were awarded, having an estimated fair value on the grant date of $0.6 million. The number of SARs granted in 1996, 2000 and 2001, outstanding at December 31, 2001, was 660,000, 215,000, and 62,500, respectively.

        The 1996 SARs have a base price of $17.4375. The 2000 SARs have a base price of $22.31. The 2001 SARs have a base price of $31.26 and $31.29. The fair value of the 2001 SARs was estimated using a Black-Scholes option pricing model. Assumptions used in the model were as follows: expected volatility of 26.4% (approximately equal to that of the S&P Life Insurance Index), a risk-free interest rate of 4.7%, a dividend rate of 1.9%, and an expected exercise date of 2007.

        The expense recorded by the Company for its stock-based compensation plans was $5.6 million, $4.1 million, and $4.0 million in 2001, 2000, and 1999, respectively. The Company’s obligations of its stock-based compensation plans that are expected to be settled in shares of the Company’s Common Stock are reported as a component of share-owners’ equity.

        The Company has established deferred compensation plans for directors, officers, and others. Compensation deferred is credited to the participants in cash, Common Stock equivalents, or a combination thereof. The Company may, from time to time, reissue treasury shares or buy in the open market shares of Common Stock to fulfill its obligation under the plans. At December 31, 2001, the plans had 1,406,692 shares of Common Stock equivalents credited to participants.

        At December 31, 2001, approximately $282.1 million of consolidated share-owners’ equity, excluding net unrealized gains on investments, represented net assets of the Company’s insurance subsidiaries that cannot be transferred to Protective Life Corporation. In addition, the Company’s insurance subsidiaries are subject to various state statutory and regulatory restrictions on the insurance subsidiaries’ ability to pay dividends to Protective Life Corporation. In general, dividends up to specified levels are considered ordinary and may be paid thirty days after written notice to the insurance commissioner of the state of domicile unless such commissioner objects to the dividend prior to the expiration of such period. Dividends in larger amounts are considered extraordinary and are subject to affirmative prior approval by such commissioner. The maximum amount that would qualify as ordinary dividends to the Company by its insurance subsidiaries in 2002 is estimated to be $99.0 million.

8 Related Party Matters

        Certain corporations with which the Company’s directors were affiliated paid the Company premiums and policy fees or other amounts for various types of insurance and investment products. Such premiums, policy fees, and other amounts totaled $19.6 million, $50.9 million, and $70.3 million in 2001, 2000, and 1999, respectively. The Company paid commissions, interest on debt and investment products, and fees to these same corporations totaling $5.9 million, $28.2 million, and $16.7 million in 2001, 2000, and 1999, respectively. In addition, the Company has a swap contract with a related party having a notional amount of $443.2 million, which to the Company was in a $24.8 million gain position at December 31, 2001.

9 Reconciliation with Statutory Reporting Practices and Other Regulatory Matters

        Financial statements prepared in conformity with accounting principles generally accepted in the United States of America differ in some respects from the statutory accounting practices prescribed or permitted by insurance regulatory authorities. The most significant differences are as follows: (a) acquisition costs of obtaining new business are deferred and amortized over the approximate life of the policies rather than charged to operations as incurred; (b) benefit liabilities are computed using a net level method and are based on realistic estimates of expected mortality, interest, and withdrawals as adjusted to provide for possible unfavorable deviation from such assumptions; (c) deferred income taxes are provided for temporary differences between financial and taxable earnings; (d) the Asset Valuation Reserve and Interest Maintenance Reserve are restored to share-owners’ equity; (e) furniture and equipment, agents’ debit balances, and prepaid expenses are reported as assets rather than being charged directly to surplus (referred to as nonadmitted assets); (f) certain items of interest income, such as mortgage and bond discounts, are amortized differently; and (g) bonds are recorded at their market values instead of amortized cost. The National Association of Insurance Commissioners (NAIC) has adopted the Codification of Statutory Accounting Principles (Codification). Codification changed statutory accounting rules in several areas and was effective January 1, 2001. The adoption of Codification did not have a material effect on the Company’s insurance subsidiaries’ statutory capital.

        The reconciliations of net income and share-owners’ equity prepared in conformity with statutory reporting practices to that reported in the accompanying consolidated financial statements are as follows:

                                                       Net Income                      Share-Owners' Equity
                                          -----------------------------------------------------------------------------
                                             2001         2000       1999         2001           2000          1999
-----------------------------------------------------------------------------------------------------------------------
In conformity with statutory
    reporting practices1                  $163,181      $69,927    $83,656      $775,138       $628,274      $598,655
Additions (deductions)
    by adjustment:
Deferred policy acquisition
    costs, net of amortization             163,243      157,617    120,644     1,532,683      1,189,380     1,011,524
Deferred income tax                         (3,871)     (62,374)   (27,970)     (127,230)       (79,066)       37,828
Asset Valuation Reserve                                                          108,062        103,853        41,104
Interest Maintenance Reserve               (10,444)      (3,540)      (226)       16,959          9,715        19,328
Nonadmitted items                                                                184,310         97,447        51,350
Noninsurance affiliates                    (23,356)      28,100      2,584       819,950        790,975       904,762
Dividends paid on Guaranteed
    Preferred Beneficial Interests          (5,766)      (9,461)   (10,606)
Discontinued operations                   (193,688)
Consolidation elimination                                                     (2,207,562)    (1,859,279)   (1,411,392)
Other valuation and timing differences      13,644      (26,793)   (16,755)      297,834        232,759      (387,936)
-----------------------------------------------------------------------------------------------------------------------
In conformity with generally
    accepted accounting principles        $102,943     $153,476   $151,327    $1,400,144     $1,114,058      $865,223
=======================================================================================================================
(1) Consolidated

        As of December 31, 2001, the Company’s insurance subsidiaries had on deposit with regulatory authorities, fixed maturity and short-term investments with a market value of approximately $81.9 million.

10 Operating Segments

        The Company operates business segments each having a strategic focus which can be grouped into three general categories: life insurance, retirement savings and investment products, and specialty insurance products. An operating segment is generally distinguished by products and/or channels of distribution. A brief description of each segment follows.

Life Insurance

o The Life Marketing segment markets level premium term and term-like insurance, universal life, and variable universal life products on a national basis primarily through networks of independent insurance agents and brokers, and in the “bank owned life insurance” market.

o The Acquisitions segment focuses on acquiring, converting, and servicing policies acquired from other companies. The segment’s primary focus is on life insurance policies sold to individuals.

Retirement Savings and Investment Products

o The Stable Value Contracts segment markets guaranteed investment contracts to 401(k) and other qualified retirement savings plans. The segment also markets fixed and floating rate funding agreements to the trustees of municipal bond proceeds, institutional investors, bank trust departments, and money market funds.

o The Annuities segment manufactures, sells, and supports fixed and variable annuity products. These products are primarily sold through stockbrokers, but are also sold through financial institutions and the Life Marketing segment’s sales force.

Specialty Insurance Products

o The Credit Products segment markets credit life and disability insurance products through banks, consumer finance companies, and automobile dealers, and markets vehicle and recreational marine extended service contracts.

Corporate and Other

        The Company has an additional business segment herein referred to as Corporate and Other. The Corporate and Other segment primarily consists of net investment income and expenses not attributable to the segments above (including net investment income on unallocated capital and interest on substantially all debt). This segment also includes earnings from several lines of business which the Company is not actively marketing (mostly cancer insurance and group annuities), various investment-related transactions, and the operations of several small subsidiaries.

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

        The following table sets forth total operating segment income and assets for the periods shown. Adjustments represent the inclusion of unallocated realized investment gains (losses), the recognition of income tax expense, income from discontinued operations, extraordinary loss, and cumulative effect of change in accounting principle. Asset adjustments represent the inclusion of assets related to discontinued operations.

        In December 2001, the Company sold substantially all of its Dental Division and discontinued other Dental related operations. Additionally, other adjustments were made to combine its life insurance marketing operations into a single segment, and to reclassify certain smaller businesses. Prior period segment results have been restated to reflect these changes.

                                                                                          LIFE INSURANCE
                                                                              --------------------------------------
                                                                                  LIFE
OPERATING SEGMENT INCOME                                                        MARKETING             ACQUISITIONS
--------------------------------------------------------------------------------------------------------------------
2001
Premiums and policy fees                                                     $   542,406             $   243,915
Reinsurance ceded                                                               (421,411)                (61,482)
--------------------------------------------------------------------------------------------------------------------
   Net of reinsurance ceded                                                      120,995                 182,433
Net investment income                                                            179,346                 187,535
Realized investment gains (losses)
Other income                                                                      70,913                     682
--------------------------------------------------------------------------------------------------------------------
   Total revenues                                                                371,254                 370,650
--------------------------------------------------------------------------------------------------------------------
Benefits and settlement expenses                                                 190,538                 238,877
Amortization of deferred policy acquisition costs and goodwill                    41,868                  20,501
Other operating expenses                                                          49,274                  43,232
--------------------------------------------------------------------------------------------------------------------
   Total benefits and expenses                                                   281,680                 302,610
--------------------------------------------------------------------------------------------------------------------
Income from continuing operations before income tax                               89,574                  68,040
Income tax expense
Discontinued operations, net of income tax
Change in Accounting Principle, net of income tax
--------------------------------------------------------------------------------------------------------------------
Net income
====================================================================================================================
2000
Premiums and policy fees                                                     $   487,720             $   134,099
Reinsurance ceded                                                               (387,907)                (31,102)
--------------------------------------------------------------------------------------------------------------------
   Net of reinsurance ceded                                                       99,813                 102,997
Net investment income                                                            152,511                 116,940
Realized investment gains (losses)
Other income                                                                      70,335                      (4)
--------------------------------------------------------------------------------------------------------------------
   Total revenues                                                                322,659                 219,933
--------------------------------------------------------------------------------------------------------------------
Benefits and settlement expenses                                                 149,430                 125,151
Amortization of deferred policy acquisition costs and goodwill                    49,111                  17,081
Other operating expenses                                                          47,521                  24,939
--------------------------------------------------------------------------------------------------------------------
   Total benefits and expenses                                                   246,062                 167,171
--------------------------------------------------------------------------------------------------------------------
Income from continuing operations before income tax                               76,597                  52,762
Income tax expense
Discontinued operations, net of income tax
--------------------------------------------------------------------------------------------------------------------
Net income
====================================================================================================================
1999
Premiums and policy fees                                                     $   361,824             $   148,620
Reinsurance ceded                                                               (246,111)                (33,754)
--------------------------------------------------------------------------------------------------------------------
   Net of reinsurance ceded                                                      115,713                 114,866
Net investment income                                                            138,198                 129,806
Realized investment gains (losses)
Other income                                                                      47,780                      (9)
--------------------------------------------------------------------------------------------------------------------
   Total revenues                                                                301,691                 244,663
--------------------------------------------------------------------------------------------------------------------
Benefits and settlement expenses                                                 147,631                 129,581
Amortization of deferred policy acquisition costs and goodwill                    29,538                  19,444
Other operating expenses                                                          66,334                  31,967
--------------------------------------------------------------------------------------------------------------------
   Total benefits and expenses                                                   243,503                 180,992
--------------------------------------------------------------------------------------------------------------------
Income from continuing operations before income tax                               58,188                  63,671
Income tax expense
Discontinued operations, net of income tax
Extraordinary loss, net of income tax
--------------------------------------------------------------------------------------------------------------------
Net income
====================================================================================================================
Operating Segment Assets
2001
Investments and other assets                                                  $3,433,099              $4,087,470
Deferred policy acquisition costs and goodwill                                   839,375                 418,268
--------------------------------------------------------------------------------------------------------------------
   Total assets                                                               $4,272,474              $4,505,738
====================================================================================================================
2000
Investments and other assets                                                  $2,846,551              $1,602,352
Deferred policy acquisition costs and goodwill                                   710,468                 222,620
--------------------------------------------------------------------------------------------------------------------
   Total assets                                                               $3,557,019              $1,824,972
====================================================================================================================
(1)Adjustments to net income represent the inclusion of unallocated realized investment gains (losses), and the recognition of income tax expense, income from discontinued operations, extraordinary loss, and cumulative effect of change in Accounting Principle. Asset adjustments represent the inclusion of assets related to discontinued operations.
     RETIREMENT SAVINGS AND        SPECIALTY INSURANCE
       INVESTMENT PRODUCTS             PRODUCTS
-------------------------------------------------------------------------------------------------------------------
    STABLE VALUE                        CREDIT              CORPORATE                                   TOTAL
     CONTRACTS    ANNUITIES            PRODUCTS             AND OTHER        ADJUSTMENTS(1)         CONSOLIDATED
-------------------------------------------------------------------------------------------------------------------

               $     28,145           $   524,281        $     51,073                             $  1,389,820
                                         (274,220)            (14,038)                                (771,151)
-------------------------------------------------------------------------------------------------------------------
                     28,145               250,061              37,035                                  618,669
$   261,079         167,905                48,940              39,236                                  884,041
      7,218           1,139                                                    $ (28,528)              (20,171)
                     10,547                46,636               2,900                                  131,678
-------------------------------------------------------------------------------------------------------------------
    268,297         207,736               345,637              79,171                                1,614,217
-------------------------------------------------------------------------------------------------------------------
    222,306         137,204               154,893              28,806                                  972,624
      1,662          24,021                60,756               1,805                                  150,613
      3,961          29,434                96,028              59,455                                  281,384
-------------------------------------------------------------------------------------------------------------------
    227,929         190,659               311,677              90,066                                1,404,621
-------------------------------------------------------------------------------------------------------------------
     40,368          17,077                33,960             (10,895)                                 209,596
                                                                                  68,538                68,538
                                                                                 (30,522)              (30,522)
                                                                                  (7,593)               (7,593)
-------------------------------------------------------------------------------------------------------------------
                                                                                                       102,943
===================================================================================================================

               $     30,127           $   479,352        $     44,600                             $  1,175,898
                                         (258,931)             (8,168)                                (686,108)
-------------------------------------------------------------------------------------------------------------------
                     30,127               220,421              36,432                                  489,790
$   243,132         132,314                47,029              38,223                                  730,149
     (6,556)            410                                                  $      (897)               (7,043)
                     11,486                41,325              28,691                                  151,833
-------------------------------------------------------------------------------------------------------------------
    236,576         174,337               308,775             103,346                                1,364,729
-------------------------------------------------------------------------------------------------------------------
    207,143         109,607               135,494              33,953                                  760,778
        900          24,156                52,893               2,152                                  146,293
      3,881          25,403                88,197              56,042                                  245,983
-------------------------------------------------------------------------------------------------------------------
    211,924         159,166               276,584              92,147                                1,153,054
-------------------------------------------------------------------------------------------------------------------
     24,652          15,171                32,191              11,199                                  211,675
                                                                                  74,321                74,321
                                                                                  16,122                16,122
-------------------------------------------------------------------------------------------------------------------
                                                                                                 $     153,476
===================================================================================================================

               $     24,248           $   284,897        $     41,438                            $     861,027
                                         (176,928)             (5,504)                                (462,297)
-------------------------------------------------------------------------------------------------------------------

                     24,248               107,969              35,934                                  398,730
$   210,208         106,645                24,506              58,605                                  667,968
       (549)          1,446                                                       (1,954)               (1,057)
                      9,628                27,456               4,825                                   89,680
------------------------------------------------------------------------------------------------------------------
    209,659         141,967               159,931              99,364                                1,155,321
------------------------------------------------------------------------------------------------------------------
    175,290          88,642                55,899              32,613                                  629,656
        744          19,820                24,966               2,493                                   97,005
      4,709          21,014                57,134              44,113                                  225,271
------------------------------------------------------------------------------------------------------------------
    180,743         129,476               137,999              79,219                                  951,932
------------------------------------------------------------------------------------------------------------------
     28,916          12,491                21,932              20,145                                  203,389
                                                                                  71,941                71,941
                                                                                  21,642                21,642
                                                                                   1,763                 1,763
------------------------------------------------------------------------------------------------------------------
                                                                                                 $     151,327
==================================================================================================================

 $3,872,636      $4,507,289            $1,060,967          $1,063,373           $113,145           $18,137,979
      6,375         128,488               179,606               8,733                                1,580,845
------------------------------------------------------------------------------------------------------------------
 $3,879,011      $4,635,777            $1,240,573          $1,072,106           $113,145           $19,718,824
==================================================================================================================

 $3,340,099      $3,842,656            $1,232,950         $   623,796           $217,527           $13,705,931
      2,144         126,636               152,964              10,100            214,770             1,439,702
------------------------------------------------------------------------------------------------------------------
 $3,342,243      $3,969,292            $1,385,914         $   633,896           $432,297           $15,145,633
==================================================================================================================

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

        The actuarial present value of benefit obligations and the funded status of the plan at December 31 are as follows:

                                                                                            2001           2000
------------------------------------------------------------------------------------------------------------------
Projected benefit obligation, beginning of the year                                       $45,538        $36,530
Service cost - benefits earned during the year                                              3,739          3,338
Interest cost - on projected benefit obligation                                             3,531          3,195
Actuarial gain (loss)                                                                        (357)         1,968
Plan amendment                                                                              1,162            833
Divestiture                                                                                (2,165)
Benefits paid                                                                                (579)          (326)
------------------------------------------------------------------------------------------------------------------
Projected benefit obligation, end of the year                                              50,869         45,538
------------------------------------------------------------------------------------------------------------------
Fair value of plan assets beginning of the year                                            40,822         34,420
Actual return on plan assets                                                               (1,440)          (148)
Employer contribution                                                                       5,221          6,876
Benefits paid                                                                                (579)          (326)
------------------------------------------------------------------------------------------------------------------
Fair value of plan assets end of the year                                                  44,024         40,822
------------------------------------------------------------------------------------------------------------------
Plan assets less than the projected benefit obligation                                     (6,845)        (4,716)
Unrecognized net actuarial loss from past experience different from that assumed           10,213          7,766
Unrecognized prior service cost                                                             2,026          1,226
------------------------------------------------------------------------------------------------------------------
Net pension asset (liability) recognized in balance sheet                                 $ 5,394        $ 4,276
==================================================================================================================

Net pension cost of the defined benefit pension plan includes the following components for the years ended December 31:

                                                                             2001           2000            1999
------------------------------------------------------------------------------------------------------------------
Service cost                                                               $ 3,739         $3,338         $3,270
Interest cost                                                                3,531          3,195          2,779
Expected return on plan assets                                              (3,669)        (3,049)        (2,348)
Amortization of prior service cost                                             176            176            115
Amortization of transition asset                                                              (17)           (17)
Amortization of losses                                                         141
Recognized net actuarial loss                                                                                494
Cost of divestiture                                                            186
------------------------------------------------------------------------------------------------------------------
Net pension cost                                                           $ 4,104         $3,643         $4,293
==================================================================================================================

Assumptions used to determine the benefit obligations as of December 31 were as follows:

                                                                             2001           2000            1999
------------------------------------------------------------------------------------------------------------------
Weighted average discount rate                                              7.25%           7.50%          8.00%
Rates of increase in compensation level                                     5.00            5.25           5.75
Expected long-term rate of return on assets                                 8.50            8.50           8.50
==================================================================================================================

        At December 31, 2001, approximately $7.2 million of the assets of the pension plan were in a group annuity contract with Protective Life and therefore are included in the general assets of Protective Life. Approximately $36.8 million of the assets of the pension plan are invested in a collective trust managed by Northern Trust Corporation.

        Prior to July 1999, upon retirement, the amount of pension plan assets vested in the retiree were used to purchase a single premium annuity from Protective Life in the retiree’s name. Therefore, amounts presented above as plan assets exclude assets relating to such retirees. Beginning July 1999, retiree obligations are being fulfilled from pension plan assets.

        The Company also sponsors an unfunded excess benefits plan, which is a nonqualified plan that provides defined pension benefits in excess of limits imposed on qualified plans by federal tax law. At December 31, 2001 and 2000, the projected benefit obligation of this plan totaled $15.9 million and $14.4 million, respectively, of which $13.8 million and $10.5 million, respectively, have been recognized in the Company’s financial statements.

Net pension costs of the excess benefits plan includes the following components for the years ended December 31:

                                                                         2001            2000             1999
-----------------------------------------------------------------------------------------------------------------
Service cost                                                          $   686          $   736         $   695
Interest cost                                                           1,121            1,067             887
Amortization of prior service cost                                         19               19             113
Amortization of transition asset                                           37               37              37
Recognized net actuarial loss                                             233              194             265
Cost of divestiture and special termination benefits                    1,807
-----------------------------------------------------------------------------------------------------------------
Net pension cost                                                       $3,903           $2,053          $1,997
=================================================================================================================

        In addition to pension benefits, the Company provides limited healthcare benefits to eligible retired employees until age 65. The postretirement benefit is provided by an unfunded plan. At December 31, 2001 and 2000, the liability for such benefits was approximately $1.2 million. The expense recorded by the Company was approximately $0.1 million in 2001, 2000, and 1999. The Company’s obligation is not materially affected by a 1% change in the healthcare cost trend assumptions used in the calculation of the obligation.

        Life insurance benefits for retirees are provided through the purchase of life insurance policies upon retirement from $10,000 up to a maximum of $75,000. This plan is partially funded at a maximum of $50,000 face amount of insurance.

        The Company sponsors a defined contribution retirement plan which covers substantially all employees. Employee contributions are made on a before-tax basis as provided by Section 401(k) of the Internal Revenue Code. The Company has established an Employee Stock Ownership Plan (ESOP) to match voluntary employee contributions to the Company’s 401(k) Plan. In 1994, a stock bonus was added to the 401(k) Plan for employees who are not otherwise under a bonus or sales incentive plan. Expense related to the ESOP consists of the cost of the shares allocated to participating employees plus the interest expense on the ESOP’s note payable to the Company less dividends on shares held by the ESOP. All shares held by the ESOP are treated as outstanding for purposes of computing earnings per share. At December 31, 2001, the Company had committed approximately 166,861 shares to be released to fund employee benefits. The expense recorded by the Company for these employee benefits was less than $0.1 million in 2001, 2000, and 1999.

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

        The Company has reinsured approximately $169.5 billion, $126.0 billion, and $93.5 billion in face amount of life insurance risks with other insurers representing $565.1 million, $496.4 million, and $364.7 million of premium income for 2001, 2000, and 1999, respectively. The Company has also reinsured accident and health risks representing $122.7 million, $125.8 million, and $97.1 million of premium income for 2001, 2000, and 1999, respectively. In 2001 and 2000, policy and claim reserves relating to insurance ceded of $2,059.0 million and $988.4 million, respectively, are included in reinsurance receivables. Should any of the reinsurers be unable to meet its obligation at the time of the claim, obligation to pay such claim would remain with the Company. At December 31, 2001 and 2000, the Company had paid $46.4 million and $33.5 million, respectively, of ceded benefits which are recoverable from reinsurers. In addition, at December 31, 2001, the Company had receivables of $69.3 million related to insurance assumed. Included in these receivables are $51.2 million related to the sale of the Company’s Dental Division, and $783.9 million related to fixed annuities that were ceded in conjunction with the October 2001 acquisition of two small insurers.

13 Estimated Fair Values of Financial Instruments

        The carrying amounts and estimated fair values of the Company’s financial instruments at December 31 are as follows:

                                                           2001                                  2000
                                                ------------------------------------------------------------------
                                                                  ESTIMATED                            ESTIMATED
                                                  CARRYING          FAIR              CARRYING           FAIR
                                                  AMOUNTS          VALUES              AMOUNTS           VALUE
------------------------------------------------------------------------------------------------------------------
Assets (see Notes 1 and 2):
Investments:
    Fixed maturities                             $9,838,091      $9,838,091           $7,415,769      $7,415,769
    Equity securities                                76,774          76,774               58,700          58,700
    Mortgage loans on real estate                 2,512,844       2,671,074            2,268,224       2,385,174
    Short-term investments                          237,155         237,155              189,161         189,161
Cash                                                126,558         126,558               55,494          55,494
Liabilities (see Notes 1 and 4):
Stable value contract account balances            3,716,530       3,821,955            3,177,863       3,250,991
Annuity account balances                          3,248,217       3,166,052            1,916,894       1,893,749
Debt:
    Senior and Medium-Term Notes                    369,241         378,418              303,810         305,987
8.25% Trust Originated Preferred Securities          75,000          74,400               75,000          73,890
7.5% Trust Originated Preferred Securities          100,000          96,960
6.5% FELINE PRIDES                                                                       115,000         118,450
Other (see Note 1):
Derivative Financial Instruments                    (21,865)        (21,865)              (7,334)        (12,296)
==================================================================================================================

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

14 Consolidated Quarterly Results - Unaudited

        Protective Life Corporation’s unaudited consolidated quarterly operating data for the years ended December 31, 2001 and 2000, are presented below. In the opinion of management, all adjustments (consisting of normal recurring accruals) necessary for a fair presentation of quarterly results have been reflected in the data which follow. It is also management’s opinion, however, that quarterly operating data for insurance enterprises are not indicative of results to be achieved in succeeding quarters or years. In order to obtain a more accurate indication of performance, there should be a review of operating results, changes in share-owners’ equity, and cash flows for a period of several quarters.

                                             FIRST QUARTER      SECOND QUARTER      THIRD QUARTER      FOURTH QUARTER
---------------------------------------------------------------------------------------------------------------------
2001
Premiums and policy fees                       $311,545            $324,597           $332,739            $420,939
Reinsurance ceded                              (143,716)           (176,689)          (184,629)           (266,117)
---------------------------------------------------------------------------------------------------------------------
   Net of reinsurance ceded                     167,829             147,908            148,110             154,822
Net investment income                           206,505             212,970            222,759             241,807
Realized investment gains (losses)                9,091              (7,520)              (752)            (20,990)
Other income                                     28,412              29,020             37,205              37,041
---------------------------------------------------------------------------------------------------------------------
Total revenues                                  411,837             382,378            407,322             412,680
Benefits and expenses                           348,240             333,625            349,827             372,929
---------------------------------------------------------------------------------------------------------------------
Income from continuing operations
   before income tax                             63,597              48,753             57,495              39,751
Income tax expense                               21,921              15,751             18,419              12,447
---------------------------------------------------------------------------------------------------------------------
Net income from continuing operations            41,676              33,002             39,076              27,304
Discontinued Operations                           3,964              (5,855)             3,548             (32,179)
Change in Accounting Principle                   (7,593)
---------------------------------------------------------------------------------------------------------------------
Net income                                      $38,047             $27,147            $42,624             $(4,875)
=====================================================================================================================
Net income from continuing operations
   per share - basic                            $   .61             $   .47            $   .56             $   .38
Net income per share - basic                    $   .56             $   .39            $   .61             $  (.08)
Average shares outstanding - basic           67,824,547          69,978,779         69,954,622          69,855,582
Operating income1 per share - diluted           $   .52             $   .54            $   .56             $   .59
Net income from continuing operations
    per share - diluted                         $   .61             $   .46            $   .56             $   .38
Net income per share - diluted                  $   .56             $   .38            $   .61             $  (.08)
Average shares outstanding - diluted         68,315,388          70,507,398         70,459,522          70,488,901
====================================================================================================================
2000
Premiums and policy fees                       $269,669            $305,647           $289,711            $310,871
Reinsurance ceded                              (144,572)           (175,646)          (163,360)           (202,530)
--------------------------------------------------------------------------------------------------------------------
   Net of reinsurance ceded                     125,097             130,001            126,351             108,341
Net investment income                           171,432             182,753            185,795             190,169
Realized investment gains (losses)                2,696              (3,106)            (4,646)             (1,987)
Other income                                     55,863              34,877             31,028              30,065
--------------------------------------------------------------------------------------------------------------------
Total revenues                                  355,088             344,525            338,528             326,588
Benefits and expenses                           289,304             292,136            293,967             277,647
--------------------------------------------------------------------------------------------------------------------
Income from continuing operations
   before income tax                             65,784              52,389             44,561              48,941
Income tax expense                               23,289              18,307             15,618              17,107
--------------------------------------------------------------------------------------------------------------------
Net income from continuing operations            42,495              34,082             28,943              31,834
Discontinued Operations                             540               5,220              5,036               5,326
--------------------------------------------------------------------------------------------------------------------
Net income                                      $43,035             $39,302            $33,979             $37,160
====================================================================================================================
Net income from continuing operations
   per share - basic                            $   .64             $   .52            $   .45             $   .48
Net income per share - basic                    $   .65             $   .60            $   .52             $   .56
Average shares outstanding - basic           65,717,818          65,761,522         65,912,449          65,935,592
Operating income1 per share - diluted           $   .63             $   .54            $   .48             $   .50
Net income from continuing operations
   per share - diluted                          $   .64             $   .51            $   .45             $   .48
Net income per share - diluted                  $   .65             $   .59            $   .52             $   .56
Average shares outstanding - diluted         66,148,004          66,277,100         66,350,622          66,347,295
====================================================================================================================

(1) Net income from continuing operations excluding realized investment gains and losses and related amortization, extraordinary loss, and change in Accounting Principle.