Form 10-K, Exhibit 13
period 2002-12-31
PROTECTIVE LIFE CORP
filed 2003-03-25
CIK 355429

Exhibit 13

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

INTRODUCTION

Protective Life Corporation (the Company) is a holding company whose subsidiaries provide financial services through the production, distribution, and administration of insurance and investment products. The Company operates five business segments, each having a strategic focus which can be grouped into one of three general categories: life insurance, retirement savings and investment products, and specialty insurance products. The life insurance category includes the Life Marketing and the Acquisitions segments. The retirement savings category includes the Stable Value Products and Annuities segments, and the specialty insurance products category includes the Asset Protection segment. In addition, the Company has another business segment referred to as the Corporate and Other segment.

FORWARD-LOOKING STATEMENTS -
CAUTIONARY LANGUAGE

This report reviews the Company’s financial condition and results of operations including its liquidity and capital resources. Historical information is presented and discussed. Where appropriate, factors that may affect future financial performance are also identified and discussed. Certain statements made in this report include “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include any statement that may predict, forecast, indicate or imply future results, performance or achievements instead of historical facts and may contain words like “believe,” “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “plan,” “will,” “shall,” and other words, phrases, or expressions with similar meaning. Forward-looking statements involve risks and uncertainties which may cause actual results to differ materially from the results contained in the forward-looking statements, and the Company cannot give assurances that such statements will prove to be correct. Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results. Please refer to “Known Trends and Uncertainties” and “Other Developments” herein for more information about factors which could affect future results.

CRITICAL ACCOUNTING POLICIES

The Company’s accounting policies inherently require the use of judgments relating to a variety of assumptions and estimates, in particular expectations of current and future mortality, morbidity, persistency, expenses, and interest rates. Because of the inherent uncertainty when using the assumptions and estimates, the effect of certain accounting policies under different conditions or assumptions could be materially different from those reported in the consolidated financial statements. A discussion of the various critical accounting policies is presented below.

The Company incurs significant costs in connection with acquiring new insurance business. These costs, which vary with and are primarily related to the production of new business and coinsurance of blocks of policies, are deferred. The recovery of such costs is dependent on the future profitability of the related policies. The amount of future profit is dependent principally on investment returns, mortality, morbidity, persistency, and expenses to administer the business and certain economic variables, such as inflation. These factors enter into management’s estimates of future profits which generally are used to amortize certain of such costs. Accounting for other intangible assets such as goodwill also requires an estimate of the future profitability of the associated lines of business. Revisions to estimates result in changes to the amounts expensed in the reporting period in which the revisions are made and could result in the impairment of the asset and a charge to income if estimated future profits are less than the unamortized deferred amounts.

The Company has a deferred policy acquisition costs asset of approximately $89 million related to its variable annuity product line with an account balance of $1.7 billion at December 31, 2002. The Company monitors the rate of amortization of the deferred policy acquisition costs associated with its variable annuity product line. The methodologies employ varying assumptions about how much and how quickly the stock markets will recover from their current depressed levels. The primary assumptions used to project future profits as part of the analysis include: a long-term equity market growth rate of 8%, reversion to the mean methodology with a reversion to the mean cap rate of 13%, reversion to the mean period of 5 years, and an amortization period of 20 years. A recovery in equity markets, or methodologies and assumptions that anticipate a recovery, results in lower amounts of amortization, and a worsening of equity markets results in higher amounts of amortization.

Establishing an adequate liability for the Company’s obligations to its policyholders requires the use of assumptions. Liabilities for future policy benefits on traditional life insurance products require the use of assumptions relative to future investment yields, mortality, persistency and other assumptions based on the Company’s historical experience, modified as necessary to reflect anticipated trends and to include provisions for possible adverse deviation.

The Company also establishes liabilities for guaranteed minimum death benefits (GMDB) on its variable annuity products. The methods used to estimate the liabilities employs assumptions about mortality and the performance of equity markets. The Company assumes mortality of 60% of the National Association of Insurance Commissioners 1994 Variable Annuity GMDB Mortality Table to reflect improvements in mortality since the table was derived and other factors. Future declines in the equity market would increase the Company’s GMDB liability. Differences between the actual experience and the assumptions used result in variances in profit and could result in losses. The Company’s GMDB at December 31, 2002, are subject to a dollar-for-dollar reduction upon withdrawal of related annuity deposits.

Determining whether a decline in the current fair value of invested assets is an other-than-temporary decline in value can involve a variety of assumptions and estimates, particularly for investments that are not actively traded in established markets. For example, assessing the value of certain investments requires the Company to perform an analysis of expected future cash flows or rates of prepayments. Other investments, such as collateralized mortgage or bond obligations, represent selected tranches of a structured transaction, supported overall by underlying investments in a wide variety of issuers. The Company’s specific accounting policies related to its invested assets are discussed in the notes to the consolidated financial statements.

The Company utilizes derivative transactions primarily in order to reduce its exposure to interest rate risk as well as currency exchange risk. Assessing the effectiveness of these hedging programs and evaluating the carrying values of the related derivatives often involve a variety of assumptions and estimates. The Company employs a variety of methods for determining the fair value of its derivative instruments. The fair values of interest rate swaps, interest rate swaptions, total return swaps and put or call options are based upon industry standard models which present-value the projected cash flows of the derivatives using current and implied future market conditions.

Determining the Company’s obligations to employees under its defined benefit pension plan and stock-based compensation plans requires the use of estimates. The calculation of the liability related to the Company’s defined benefit pension plan requires assumptions regarding the appropriate weighted average discount rate, estimated rate of increase in the compensation of its employees and the expected long-term rate of return on the plan’s assets. Accounting for other stock-based compensation plans may require the use of option pricing models to estimate the Company’s obligations. Assumptions used in such models relate to equity market volatility, the risk-free interest rate at the date of grant, as well as the expected exercise date.

The assessment of potential obligations for tax, regulatory, and litigation matters inherently involve a variety of estimates of potential future outcomes. The Company makes such estimates after consultation with its advisors and a review of available facts.

RESULTS OF OPERATIONS

PREMIUMS AND POLICY FEES

The following table sets forth for the periods shown the amount of premiums and policy fees, net of reinsurance (premiums and policy fees), and the percentage change from the prior period:

                                                            PERCENTAGE
  YEAR ENDED                   AMOUNT                        INCREASE
  DECEMBER 31              (IN THOUSANDS)                   (DECREASE)
------------------------------------------------------------------------
    2000                      $489,790                        22.8%
    2001                       618,669                        26.3
    2002                       783,132                        26.6
------------------------------------------------------------------------

Premiums and policy fees were $618.7 million for 2001, an increase of $128.9 million or 26.3% from the $489.8 million reported for 2000. Premiums and policy fees in the Life Marketing segment increased $21.2 million due to increased sales. Premiums and policy fees in the Acquisitions segment are expected to decline with time (due to the lapsing of policies resulting from deaths of insureds or terminations of coverage) unless new acquisitions are made. In January 2001, the Acquisitions segment coinsured a block of individual life insurance policies from Standard Insurance Company (Standard), and in October 2001, acquired Inter-State Assurance Company (Inter-State) and First Variable Life Insurance Company (First Variable) from Irish Life & Permanent plc. These transactions resulted in an $86.8 million increase in premium and policy fees. Premiums and policy fees from older acquired blocks declined $7.2 million in 2001. The decrease in premiums and policy fees from the Annuities segment was $2.0 million due to a decline in variable annuity management fees caused by the general decline in the equity markets. Premiums and policy fees from the Asset Protection segment increased $29.6 million primarily due to increased sales in its service contracts. Premiums and policy fees relating to various health insurance lines in the Corporate and Other segment increased $0.6 million.

Premiums and policy fees were $783.1 million in 2002, an increase of $164.4 million, or 26.6% from the $618.7 million reported for 2001. During 2002, the Company discovered that it had overpaid the reinsurance premiums due on certain life insurance policies over a period of 10 years. The Company has recorded cash and receivables totaling $69.7 million, and a corresponding increase in premiums and policy fees, which reflects its current estimate of amounts to be recovered. Excluding this increase, premiums and policy fees in the Life Marketing segment increased $29.5 million due to an increase in sales. In June 2002, the Company coinsured a block of insurance policies from Conseco Variable Insurance Company (Conseco). This transaction resulted in an increase in premiums and policy fees of $21.4 million. The acquisition of Inter-State and First Variable resulted in a $38.9 million increase in premium and policy fees. Premiums and policy fees from older acquired blocks decreased $3.7 million. Premiums and policy fees from the Annuities segment declined $2.3 million due to a decline in variable annuity management fees caused by the general decline in the equity markets. Premiums and policy fees related to the Asset Protection segment increased $12.0 million due to continued higher sales in its service contracts and residual value lines. Lower sales in other Asset Protection lines during 2002 were more than offset by a decline in the amount of reinsurance ceded. The decline in reinsurance ceded was primarily due to a change in the form of a credit reinsurance agreement in 2002. Premiums and policy fees relating to various health insurance lines in the Corporate and Other segment decreased $0.9 million.

NET INVESTMENT INCOME

The following table sets forth for the periods shown the amount of net investment income, the percentage change from the prior period, and the percentage earned on average cash and investments:

                                                                         PERCENTAGE
                                                                           EARNED
                                                                         ON AVERAGE
  YEAR ENDED               AMOUNT               PERCENTAGE                CASH AND
  DECEMBER 31          (IN THOUSANDS)            INCREASE                INVESTMENTS
--------------------------------------------------------------------------------------
    2000                  $730,149                 9.3%                      7.6%
    2001                   884,041                21.1                       7.3
    2002                 1,031,204                16.6                       7.0
--------------------------------------------------------------------------------------

Net investment income in 2001 increased $153.9 million or 21.1% over 2000, and in 2002 increased $147.2 million or 16.6% over 2001, primarily due to increases in the average amount of invested assets. Invested assets have increased primarily due to acquisitions, receiving stable value and annuity deposits, and the asset growth that results from the sale of various insurance products. The Standard coinsurance transaction and the acquisition of Inter-State and First Variable resulted in an increase in investment income of $66.4 million in 2001. The acquisition of Inter-State and First Variable and the Conseco coinsurance transaction resulted in an increase in investment income of $57.5 million in 2002.

The percentage earned on average cash and investments was 7.3% in 2001 and 7.0% in 2002.

REALIZED INVESTMENT GAINS (LOSSES)

The Company generally purchases its investments with the intent to hold to maturity by purchasing investments that match future cash flow needs.

The following table sets forth realized investment gains (losses) relating to derivative financial instruments and all other investments for the periods shown:

                                                            DERIVATIVE
                               FINANCIAL                     ALL OTHER
  YEAR ENDED                  INSTRUMENTS                   INVESTMENTS
  DECEMBER 31               (IN THOUSANDS)                (IN THOUSANDS)
--------------------------------------------------------------------------
    2000                        $9,013                       $(16,056)
    2001                       (11,431)                        (8,740)
    2002                         5,236                            910
--------------------------------------------------------------------------

Realized investment gains and losses related to derivative financial instruments primarily represent changes in the fair values of certain derivative financial instruments.

The sales of investments that have occurred generally result from portfolio management decisions to maintain proper matching of assets and liabilities. Realized investment losses in 2001 of $38.4 million were largely offset by realized investment gains of $29.7 million. Realized investment gains related to all other investments in 2002 of $80.1 million were largely offset by realized investment losses of $79.2 million. During 2001 and 2002, the Company recorded other-than-temporary impairments in its investments of $12.6 million and $30.2 million, respectively.

Each quarter the Company reviews investments with material unrealized losses and tests for other-than-temporary impairments. Management analyzes various factors to determine if any specific other than temporary asset impairments exist. Once a determination has been made that a specific other-than-temporary impairment exists, a realized loss is recognized and the cost basis of the impaired asset is adjusted to its fair value. An other-than-temporary impairment loss is recognized based upon all relevant facts and circumstances for each investment. With respect to unrealized losses due to issuer-specific events, the Company considers the creditworthiness and financial performance of the issuer and other available information. With respect to unrealized losses that are not due to issuer-specific events, such as losses due to interest rate fluctuations, general market conditions or industry-related events, the Company considers its intent and ability to hold the investment to allow for a market recovery or to maturity together with an assessment of the likelihood of full recovery. See also “Liquidity and Capital Resources – Investments” included herein.

OTHER INCOME

The following table sets forth other income for the periods shown:

  YEAR ENDED                                   AMOUNT
  DECEMBER 31                              (IN THOUSANDS)
----------------------------------------------------------
    2000                                      $151,833
    2001                                       120,647
    2002                                       100,196
----------------------------------------------------------

Other income consists primarily of revenues of the Company's broker-dealer subsidiary, direct response businesses, service contract businesses, investment advisory fees from variable insurance products, and revenues of the Company's noninsurance subsidiaries.

In March 2000, the Company completed the sale of its Hong Kong affiliate, resulting in $24.8 million of other income. In 2001, revenues from the Company's direct response businesses decreased $1.9 million and service contract businesses increased $3.3 million. Revenue from the Company's broker-dealer subsidiary decreased $9.1 million in 2001 due to the general downturn in the equity markets. Other income from all other sources increased $1.3 million. In 2002, revenues from the Company's broker-dealer subsidiary increased $1.8 million. Revenues from the Company's direct response businesses decreased $6.7 million due to reduced emphasis on selling other companies' products. Revenues from the service contract businesses decreased $10.0 million due to lower sales caused by general economic conditions. Other income from all other sources decreased $5.5 million.

INCOME BEFORE INCOME TAX

Management evaluates the results of the Company's segments on a before-income-tax basis as adjusted for certain items which management believes are not indicative of the Company's core operations. Segment operating income (loss) excludes net realized investment gains and losses and the related amortization of deferred policy acquisition costs and gains (losses) on derivative instruments because fluctuations in these items are due to changes in interest rates and other financial market factors instead of mortality and morbidity. Also, operating segment income (loss) excludes any net gains or losses on disposals of businesses, discontinued operations, extraordinary items, the cumulative effect of accounting changes, and any other items, that, in each case, are neither normal nor recurring. Although the items excluded from segment operating income (loss) may be significant components in understanding and assessing the Company's overall financial performance, management believes that operating segment income (loss) enhances an investor's understanding of the Company's results of operations by highlighting the income (loss) attributable to the normal, recurring operations of the insurance business (i.e., mortality and morbidity), consistent with industry practice. However, the Company's segment income (loss) measures may not be comparable to similarly titled measures reported by other companies. Segment income (loss) should not be construed as a substitute for net income (loss) determined in accordance with accounting principles generally accepted in the United States of America (GAAP). "Total income from continuing operations before income tax" is a GAAP measure to which the non-GAAP measure "total operating income" may be compared. Unlike total operating income, total income before income tax includes net realized investment gains and losses, the related amortization of deferred policy acquisition costs and gains (losses) on derivative instruments.

The table below sets forth operating income or loss and income or loss before income tax by business segment for the periods shown:

                                                                    YEAR ENDED DECEMBER 31
                                                      ------------------------------------------------
Amount (in thousands)                                   2002                2001              2000
------------------------------------------------------------------------------------------------------
Operating Income(1)
LIFE INSURANCE
      Life Marketing                                  $125,550              $89,574          $76,597
      Acquisitions                                      95,097               68,040           52,762
RETIREMENT SAVINGS AND INVESTMENT PRODUCTS
      Stable Value Contracts                            42,272               33,150           31,208
      Annuities                                         15,694               16,934           15,171
SPECIALTY INSURANCE PRODUCTS
      Asset Protection                                 (23,378)              33,960           32,191
Corporate and Other                                      7,803              (10,895)          11,199
------------------------------------------------------------------------------------------------------
Total operating income                                 263,038              230,763          219,128
------------------------------------------------------------------------------------------------------
Realized investment gains (losses)
      Stable Value Contracts                            (7,061)               7,218           (6,556)
      Annuities                                          2,277                1,139              410
      Unallocated                                       10,930              (28,528)            (897)
Related amortization of deferred policy acquisition
      costs Annuities                                   (1,981)                (996)            (410)
------------------------------------------------------------------------------------------------------
Total realized investment gains
(losses), net                                            4,165              (21,167)          (7,453)
------------------------------------------------------------------------------------------------------
Income Before Income Tax
LIFE INSURANCE
      Life Marketing                                   125,550               89,574           76,597
      Acquisitions                                      95,097               68,040           52,762
RETIREMENT SAVINGS AND INVESTMENT PRODUCTS
      Stable Value Contracts                            35,211               40,368           24,652
      Annuities                                         15,990               17,077           15,171
Specialty Insurance Products
      Asset Protection                                 (23,378)              33,960           32,191
Corporate and Other                                      7,803              (10,895)          11,199
Unallocated realized investment
gains (losses)                                          10,930              (28,528)            (897)
------------------------------------------------------------------------------------------------------
Total income from continuing
operations before income tax                          $267,203             $209,596         $211,675
------------------------------------------------------------------------------------------------------

(1) Income (loss) from continuing operations before income tax excluding realized investment gains and losses and related amortization of deferred policy acquisition costs.

The Life Marketing segment’s 2001 pretax operating income was $89.6 million, $13.0 million above 2000. This increase is primarily due to growth in sales. The segment’s 2002 pretax operating income was $125.6 million, $36.0 million above 2001. An increase of $7.2 million is attributable to favorable mortality experience. An increase of $21.6 million can be attributed to growth through sales.

In the second quarter of 2002, the Company discovered that it had overpaid the reinsurance premiums due on certain life insurance policies, and indicated that it would be seeking recovery of approximately $94.6 million from several reinsurance companies.

The Company continues to make progress toward recovery of the overpayments. Approximately $36.6 million had been received as of February 28, 2003. The Company is continuing to work with the reinsurers in an effort to collect the entire overpayment, plus interest where appropriate. With respect to one reinsurer, arbitration proceedings are currently pending. At December, 31, 2002, the Company had recorded cash and receivables totaling $69.7 million, which reflects the amounts received and the Company’s current estimate of amounts to be recovered in the future, based upon the information available.

The corresponding increase in premiums and policy fees resulted in $62.5 million of additional amortization of deferred policy acquisition costs in 2002. The amortization of deferred policy acquisition costs takes into account the amortization relating to the increase in premiums and policy fees as well as the additional amortization required should the remainder of the overpayment not be collected. The Life Marketing segment’s pretax operating income thereby increased $7.2 million (in addition to the increase noted above), which is the difference between the premiums recorded and the amount of such additional amortization.

Because the overpayments were made over a period of 10 years beginning in 1992, and had the effect of reducing the amortization of deferred policy acquisition costs during that period, the Company believes that no prior period results were materially understated and that no operating trends were materially affected as a result.

The recorded amounts that reflect overpayments to be recovered in the future are estimates. Therefore, new information relating to the recovery of such amounts could result in the Company increasing (decreasing) its estimates of the amounts to be recovered, or the Company could receive more (less) than the recorded amounts, which, in either event, could result in an additional positive (negative) effect on future income.

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

In 2001, the Acquisition segment’s pretax operating income was $68.0 million, $15.3 million above 2000. The Standard coinsurance transaction and the acquisition of Inter-State and First Variable resulted in a $15.9 million increase in earnings. Earnings on older acquired blocks of policies declined $0.6 million. In 2002, the segment’s pretax operating income was $95.1 million, $27.1 million above 2001. The Conseco and Standard coinsurance transactions and the acquisition of Inter-State and First Variable resulted in a $24.7 million increase in earnings in 2002. Earnings on older acquired blocks of policies increased $2.4 million.

The Stable Value Contracts segment had 2001 pretax operating income of $33.2 million, $2.0 million above 2000. This increase is primarily due to an increase in average account balances of $523 million. Operating spreads in 2001 were 10 basis points lower than 2000 due to lower investment income. Realized investment losses associated with this segment in 2000 were $6.6 million as compared to gains of $7.2 million in 2001. As a result, income before income tax was $24.7 million in 2000 and $40.4 million in 2001. The Stable Value Contracts segment’s 2002 pretax operating income was $42.3 million, $9.1 million above 2001. This increase is due primarily to higher account balances and operating spreads. Average account balances were $3.9 billion in 2002 as compared to $3.5 billion in 2001. Operating spreads averaged 107 basis points in 2002 compared to an average of 90 basis points in 2001. Realized investment gains associated with this segment in 2001 were $7.2 million as compared to losses of $7.1 million in 2002. As a result, total income before income tax was $40.4 million in 2001 and $35.2 million in 2002.

The Annuities segment’s 2001 pretax operating income was $16.9 million, $1.7 million above 2000. The 2001 results include a tax benefit of approximately $3.0 million related to the segment’s variable annuities which was partially offset by an increase in reserves related to minimum death benefit guarantees of $0.7 million. The segment’s pretax operating income for 2002 was $15.7 million as compared to $16.9 million in 2001. Fixed annuity earnings increased $1.2 million due to higher account balances. This increase was more than offset by a decline in variable annuity earnings of $2.4 million due to the general decline in the equity markets. The segment had $0.1 million realized investment gains (net of related amortization of deferred policy acquisition costs) in 2001 and a $0.3 million gain in 2002. As a result, total pretax income was $17.1 million in 2001 and $16.0 million in 2002. The Annuities segment’s future results may be negatively affected by a slow economy. Volatile equity markets could negatively affect sales of variable annuities and the fees the segment assesses on variable annuity contracts. Lower interest rates could negatively affect sales of fixed annuities. In this segment, equity market volatility may create uncertainty regarding the level of future profitability in the variable annuity business and the related rate of amortization of deferred policy acquisition cost.

The Company offers a guaranteed minimum death benefit feature (GMDB) on its variable annuity products. The Company’s accounting policy has been to calculate its total exposure to GMDB, and then apply a mortality factor to determine the amount of claims that could be expected to occur in the coming twelve months. The Company then accrues to that amount over four quarters. At December 31, 2002, the total GMDB reserve was $5.6 million, an increase of $1.6 million from December 31, 2001. At December 31, 2002, the total guaranteed amount payable under the GMDB feature based on variable annuity account balances at December 31, 2002, was $539.0 million, compared to $295.0 million at December 31, 2001. Based on variable annuity account balances as of January 31, 2003, the total guaranteed dollar amount payable under the GMDB feature was approximately $561.0 million.

In accordance with statutory accounting practices prescribed or permitted by regulatory authorities (which require the assumption that equity markets will significantly worsen), the Company’s insurance subsidiaries reported GMDB related policy liabilities and accruals of $24.7 million at December 31, 2002.

The Asset Protection segment’s core lines of business are credit insurance and vehicle and marine service contracts. The results of the Asset Protection segment are being significantly affected by general economic conditions and conditions in the automobile industry. The segment’s claims and corresponding loss ratios have increased in the current economic environment. In addition, the segment is exiting certain ancillary lines of business, which are not core to either the credit insurance or service contract businesses.

In view of the negative trends recently experienced in this segment, the Company performed claims experience studies in 2002 and other analyses and determined that it should increase its estimates of policy liabilities and accruals and write off certain deferred policy acquisition costs and receivables which resulted in a pretax charge of $30.9 million in 2002. Examples of the negative trends affecting the segment are lower used vehicle prices resulting from new vehicle sales incentives and an increase in service contract claims. Claims experience studies are necessarily complex and involve analyzing and interpreting large quantities of data to deduce whether the trends appear to be temporary and likely to reverse, or not. Any adverse development in the trends of used vehicle prices or in service contract claims could have a material adverse effect on the Company.

The Asset Protection segment’s 2001 pretax operating income was $34.0 million, $1.8 million above 2000. Higher loss ratios in the segment’s ancillary lines reduced income by $6.5 million in 2001. This decline was offset by a change in estimate of $6.7 million with respect to reserves in certain credit lines. The segment’s 2001 results also include income of approximately $2.0 million from the sale of a small insurance subsidiary’s charter. All other items reduced 2001 operating income by $0.4 million.

The Asset Protection segment had a pretax operating loss of $23.4 million in 2002, $57.4 million lower than 2001. The decrease included the $30.9 million charge discussed above. The segment also experienced lower service contract administration fees of $2.8 million and lower earned credit premium that reduced income $5.8 million. Higher loss ratios in the vehicle service contract line lowered earnings $2.8 million. Also, higher loss ratios in the segment’s ancillary lines led to higher losses of $6.1 million in 2002. Included in the segment’s pretax loss for 2002 was $2.7 million of income-related to the sale of the inactive charter of a small subsidiary compared to $2.0 million for a charter sale in 2001. In addition, the 2001 reserve estimate change did not recur in 2002. All other items decreased 2002 operating income by $3.0 million.

The Corporate and Other segment consists primarily of net investment income on unallocated capital, interest expense on substantially all debt, several lines of business that the Company is not actively marketing (mostly health insurance), earnings from various investment-related transactions, and the operations of several small subsidiaries. In 2001, the segment had pretax operating losses of $10.9 million compared to operating income of $11.2 million in 2000. Excluding the sale of the Company’s Hong Kong affiliate in 2000, the Corporate and Other business segment had a 2001 pretax operating loss of $10.9 million compared to a loss of $13.6 million in 2000. The improvement in operating results primarily relates to $1.3 million less interest expense and $1.4 million lower corporate expenses. In 2002, the segment had pretax operating income of $7.8 million, $18.7 million higher than 2001. The increase primarily relates to $7.1 million less interest expense, $0.6 million lower corporate expenses and a $15.3 million increase in investment income allocated to the segment, which was partially offset by $4.3 million less income from the cancer line of business.

INCOME TAX EXPENSE

The following table sets forth the effective income tax rates relating to continuing operations for the periods shown:

  YEAR ENDED                      EFFECTIVE INCOME
  DECEMBER 31                         TAX RATES
----------------------------------------------------
    2000                                35.1%
    2001                                32.7
    2002                                33.1
----------------------------------------------------

Management’s current estimate of the effective income tax rate for 2003 is approximately 33.9%.

DISCONTINUED OPERATIONS

On December 31, 2001, the Company completed the sale to Fortis, Inc. of substantially all of its Dental Benefits Division (Dental Division) and discontinued certain other remaining Dental Division related operations, primarily other health insurance lines. In 2001, the loss from discontinued operations was $10. .0 million (primarily due to the non-performance of reinsurers) and the loss from sale of discontinued operations was $20.5 million, both net of income tax.

EXTRAORDINARY LOSS

On October 25, 2002, the Company caused PLC Capital Trust I, a special purpose finance subsidiary of the Company, to redeem $75 million of 8.25% Trust Originated Preferred Securities it issued in 1997. In a related transaction, the Company redeemed its subordinated debentures which were held by PLC Capital Trust I. The redemption of the subordinated debentures resulted in an extraordinary loss of $1.4 million or $0.02 per share on both a basic and diluted basis. The extraordinary loss was comprised primarily of unamortized deferred debt issue costs, net of an income tax benefit of $0.8 million.

CHANGE IN ACCOUNTING PRINCIPLE

On January 1, 2001, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities." The adoption of SFAS No. 133 resulted in a cumulative $7.6 million charge to net income, net of $4.1 million income tax, or $0.11 per share on both a basic and diluted basis.

NET INCOME

The following table sets forth net income from continuing operations before extraordinary loss and cumulative effect of change in accounting principle and related per share information for the periods shown:

                                                                                    PERCENTAGE
   YEAR ENDED                  AMOUNT                        PER SHARE               INCREASE/
   DECEMBER 31             (IN THOUSANDS)                     DILUTED               (DECREASE)
------------------------------------------------------------------------------------------------
     2000                     $137,354                         $2.08                   4.5%
     2001                      141,058                          2.01                  (3.4)
     2002                      178,759                          2.54                  26.4
------------------------------------------------------------------------------------------------

Net income from continuing operations before extraordinary loss and cumulative effect of change in accounting principle per share – diluted in 2001 of $2.01 reflects improved operating earnings in all segments, partially offset by higher realized investment losses. Net income from continuing operations before extraordinary loss and cumulative effect of change in accounting principle per share – diluted in 2002 of $2.54 reflects improved operating earnings in the Life Marketing, Acquisitions, Stable Value Contracts and Corporate and Other segments and higher realized investment gains, which were partially offset by lower operating earnings in the Annuities and Asset Protection segments.

KNOWN TRENDS AND UNCERTAINTIES

The operating results of companies in the insurance industry have historically been subject to significant fluctuations. The factors which could affect the Company’s future results include, but are not limited to, general economic conditions and the known trends and uncertainties which are discussed more fully below. Please also refer to “Other Developments” herein.

o The Company is exposed to many types of risks that could negatively affect its business. There are many types of risks that the Company is exposed to in its businesses. For example, the Company is exposed to the risks of natural disasters, malicious and terrorist acts, computer viruses, and other perils that could adversely affect the Company’s operations. While the Company has obtained insurance, implemented risk management and contingency plans, and taken preventive measures and other precautions, no predictions of specific scenarios can be made nor can assurance be given that there are not scenarios that could have an adverse effect on the Company. A natural disaster or an outbreak of an easily communicable disease could adversely affect the mortality or morbidity experience of the Company or its reinsurers. Similarly, a computer virus could affect the data processing systems of the Company or its business partners, destroying valuable data or making it difficult to conduct their business. Additionally there are scenarios that could have an adverse effect on general economic conditions, and thus on the Company.

o The Company operates in a mature, highly competitive industry, which could limit its ability to gain or maintain its position in the industry. Life and health insurance is a mature industry. In recent years, the industry has experienced little growth in life insurance sales, though the aging population has increased the demand for retirement savings products. Life and health insurance is a highly competitive industry. The Company encounters significant competition in all lines of business from other insurance companies, many of which have greater financial resources than the Company, as well as competition from other providers of financial services. Competition could result in, among other things, lower sales or higher lapses of existing products.

The insurance industry is consolidating, with larger, potentially more efficient organizations emerging from consolidation. Participants in certain of the Company’s independent distribution channels are also consolidating into larger organizations. Some mutual insurance companies are converting to stock ownership, which will give them greater access to capital markets. Additionally, commercial banks, insurance companies, and investment banks may now combine, provided certain requirements are satisfied. The ability of banks to increase their securities-related business or to affiliate with insurance companies may materially and adversely affect sales of all of the Company’s products by substantially increasing the number and financial strength of potential competitors.

The Company’s ability to compete is dependent upon, among other things, its ability to attract and retain distribution channels to market its insurance and investment products, its ability to develop competitive and profitable products, its ability to maintain low unit costs, and its maintenance of strong ratings from rating agencies.

o A ratings downgrade could adversely affect the Company’s ability to compete. Rating organizations periodically review the financial performance and condition of insurers, including the Company’s subsidiaries. A downgrade in the ratings of the Company’s subsidiaries could adversely affect the Company’s ability to sell its products, retain existing business, and compete for attractive acquisition opportunities.

Rating organizations assign ratings based upon several factors. While most of the factors relate to the rated company, some of the factors relate to the views of the rating organization, general economic conditions and circumstances outside the rated company’s control. The Company cannot predict what actions the rating organizations may take, or what actions the Company may be required to take in response to the actions of the rating organizations, which could adversely affect the Company.

o The Company’s policy claims fluctuate from period to period, and actual results could differ from its expectations. The Company’s results may fluctuate from period to period due to fluctuations in policy claims received by the Company. Certain of the Company’s businesses may experience higher claims if the economy is growing slowly or in recession, or equity markets decline.

Mortality, morbidity, and casualty expectations incorporate assumptions about many factors, including for example, how a product is distributed, persistency and lapses, and future progress in the fields of health and medicine. Actual mortality, morbidity, and casualty claims could differ from expectations if actual results differ from those assumptions.

o The Company’s results may be negatively affected should actual experience differ from management’s assumptions and estimates. In the conduct of business, the Company makes certain assumptions regarding the mortality, persistency, expenses and interest rates, or other factors appropriate to the type of business it expects to experience in future periods. These assumptions are also used to estimate the amounts of deferred policy acquisition costs, policy liabilities and accruals, and various other components of the Company’s balance sheet. The Company’s actual experience, as well as changes in estimates, is used to prepare the Company’s statements of income.

The calculations the Company uses to estimate various components of its balance sheet and statements of income are necessarily complex and involve analyzing and interpreting large quantities of data. The Company currently employs various techniques for such calculations and it from time to time will develop and implement more sophisticated administrative systems and procedures capable of facilitating the calculation of more precise estimates.

Assumptions and estimates involve judgment, and by their nature are imprecise and subject to changes and revision over time. Accordingly, the Company’s results may be affected, positively or negatively, from time to time, by actual results differing from assumptions, by changes in estimates, and by changes resulting from implementing more sophisticated administrative systems and procedures that facilitate the calculation of more precise estimates.

o The use of reinsurance introduces variability in the Company’s statement of income. The timing of premium payments to, and receipt of expense allowances from, reinsurers may differ from the Company’s receipt of customer premium payments and incurrence of expenses. These timing differences introduce variability in certain components of the Company’s statements of income, and may also introduce variability in the Company’s quarterly results.

o The Company could be forced to sell investments at a loss to cover policyholder withdrawals. Many of the products offered by the Company and its insurance subsidiaries allow policy-holders and contract holders to withdraw their funds under defined circumstances. The Company and its insurance subsidiaries manage their liabilities and configure their investment portfolios so as to provide and maintain sufficient liquidity to support anticipated withdrawal demands and contract benefits and maturities. While the Company and its life insurance subsidiaries own a significant amount of liquid assets, a certain portion of their assets are relatively illiquid. If the Company or its subsidiaries experience unanticipated withdrawal or surrender activity, the Company or its subsidiaries could exhaust their liquid assets and be forced to liquidate other assets, perhaps on unfavorable terms. If the Company or its subsidiaries are forced to dispose of assets on unfavorable terms, it could have an adverse effect on the Company’s financial condition.

o Interest-rate fluctuations could negatively affect the Company’s spread income or otherwise impact its business. Significant changes in interest rates expose insurance companies to the risk of not earning anticipated spreads between the interest rate earned on investments and the credited interest rates paid on outstanding policies and contracts. Both rising and declining interest rates can negatively affect the Company’s spread income. While the Company develops and maintains asset/ liability management programs and procedures designed to preserve spread income in rising or falling interest rate environments, no assurance can be given that changes in interest rates will not affect such spreads.

From time to time, the Company has participated in securities repurchase transactions that have contributed to the Company’s investment income. Such transactions involve some degree of risk that the counterparty may fail to perform its obligations to pay amounts owed and the collateral has insufficient value to satisfy the obligation. No assurance can be given that such transactions will continue to be entered into and contribute to the Company’s investment income in the future.

Changes in interest rates may also impact its business in other ways. Lower interest rates may result in lower sales of certain of the Company’s insurance and investment products. In addition, certain of the Company’s insurance and investment products guarantee a minimum credited interest rate, and the Company could become unable to earn its spread income should interest rates decrease significantly.

Higher interest rates may create a less favorable environment for the origination of mortgage loans and decrease the investment income the Company receives in the form of prepayment fees, make-whole payments, and mortgage participation income. Higher interest rates may also increase the cost of debt and other obligations having floating rate or rate reset provisions and may result in lower sales of variable products.

Additionally, the Company’s asset/liability management programs and procedures incorporate assumptions about the relationship between short-term and long-term interest rates (i.e., the slope of the yield curve) and relationships between risk-adjusted and risk-free interest rates, market liquidity, and other factors. The effectiveness of the Company’s asset/liability management programs and procedures may be negatively affected whenever actual results differ from these assumptions.

In general terms, the Company’s results are improved when the yield curve is positively sloped (i.e., when long-term interest rates are higher than short-term interest rates), and will be adversely affected by a flat or negatively sloped curve.

o Equity market volatility could negatively impact the Company’s business. The amount of policy fees received from variable products is affected by the performance of the equity markets, increasing or decreasing as markets rise or fall. Equity market volatility can also affect the profitability of variable products in other ways.

The amortization of deferred policy acquisitions costs relating to variable products and the estimated cost of providing guaranteed minimum death benefits incorporate various assumptions about the overall performance of equity markets over certain time periods. The rate of amortization of deferred policy acquisition costs and the estimated cost of providing guaranteed minimum death benefits could increase if equity market performance is worse than assumed.

o A deficiency in the Company’s systems could result in over- or underpayments of amounts owed to or by the Company and/or errors in the Company’s critical assumptions or reported financial results. The business of insurance necessarily involves the collection and dissemination of large amounts of data using systems operated by the Company. Examples of data collected and analyzed include policy information, policy rates, expenses, mortality and morbidity experience. To the extent that data input errors, systems errors, or systems failures are not identified and corrected by the Company’s internal controls, the information generated by the systems and used by the Company and/or supplied to business partners, policyholders, and others may be incorrect and may result in an overpayment or underpayment of amounts owed to or by the Company and/or the Company using incorrect assumptions in its business decisions or financial reporting.

In the second quarter of 2002, the Company discovered that the rates payable on certain life insurance policies were incorrectly entered into its reinsurance administrative system in 1991. As a result, the Company overpaid to several reinsurance companies the reinsurance premiums related to such policies of approximately $94.6 million over a period of 10 years beginning in 1992. Although the recoverability of amounts overpaid cannot be assured, the Company is seeking recovery of the overpayments and has already received refunds from some of the reinsurance companies.

o Insurance companies are highly regulated. The Company and its insurance subsidiaries are subject to government regulation in each of the states in which they conduct business. Such regulation is vested in state agencies having broad administrative power dealing with many aspects of the insurance business, which may include premium rates, marketing practices, advertising, policy forms, and capital adequacy, and is concerned primarily with the protection of policyholders rather than share owners. From time to time, regulators raise issues during examinations or audits of the Company’s subsidiaries that could, if determined adversely, have a material impact on the Company, and the Company cannot predict whether or when regulatory actions may be taken that could adversely affect the Company or its operations.

The Company and its insurance subsidiaries may be subject to regulation by the United States Department of Labor when providing a variety of products and services to employee benefit plans governed by the Employee Retirement Income Security Act (ERISA). Severe penalties are imposed for breach of duties under ERISA.

Certain policies, contracts, and annuities offered by the Company and its insurance subsidiaries are subject to regulation under the federal securities laws administered by the Securities and Exchange Commission. The federal securities laws contain regulatory restrictions and criminal, administrative, and private remedial provisions.

Other types of regulation that could affect the Company and its subsidiaries include insurance company investment laws and regulations, state statutory accounting practices, state anti-trust laws, minimum solvency requirements, and – because the Company owns and operates real property – state, federal, and local environmental laws. The Company cannot predict what form any future changes in these or other areas of regulation affecting the insurance industry might take or what effect, if any, such proposals might have on the Company if enacted into law.

o Changes to tax law or interpretations of existing tax law could adversely affect the Company and its ability to compete with non-insurance products or reduce the demand for certain insurance products. Under the Internal Revenue Code of 1986, as amended (the “Code”), income tax payable by policyholders on investment earnings is deferred during the accumulation period of certain life insurance and annuity products. This favorable tax treatment may give certain of the Company’s products a competitive advantage over other non-insurance products. To the extent that the Code is revised to reduce the tax-deferred status of life insurance and annuity products or to increase the tax-deferred status of competing products, all life insurance companies, including the Company and its subsidiaries, would be adversely affected with respect to their ability to sell such products, and, depending upon grandfathering provisions, would be affected by the surrenders of existing annuity contracts and life insurance policies. For example, changes in laws or regulations could restrict the ability of some companies to purchase certain corporate or bank-owned life insurance products. Additionally, changes in tax law based on recent proposals to reduce or eliminate federal income tax on corporate dividends and to establish new tax advantaged retirement and life savings plans could, if enacted, reduce the tax advantage of investing in certain life insurance or annuity products. In addition, life insurance products are often used to fund estate tax obligations. Legislation has recently been enacted that would, over time, reduce and eventually eliminate the estate tax. If the estate tax is significantly reduced or eliminated, the demand for certain life insurance products could be adversely affected. Additionally, the Company is subject to the federal corporation income tax. The Company cannot predict what changes to tax law or interpretations of existing tax law could adversely affect the Company.

o Financial services companies are frequently the targets of litigation, including class action litigation, which could result in substantial judgments. A number of civil jury verdicts have been returned against insurers, broker-dealers, and other providers of financial services involving sales practices, alleged agent misconduct, failure to properly supervise representatives, relationships with agents or other persons with whom the insurer does business, and other matters. Increasingly these lawsuits have resulted in the award of substantial judgments that are disproportionate to the actual damages, including material amounts of punitive non-economic compensatory damages. In some states, juries, judges, and arbitrators have substantial discretion in awarding punitive and non-economic compensatory damages, which creates the potential for unpredictable material adverse judgments or awards in any given lawsuit or arbitration. Arbitration awards are subject to very limited appellate review. In addition, in some class action and other lawsuits, companies have made material settlement payments. The Company, like other financial services companies, in the ordinary course of business is involved in such litigation or, alternatively, arbitration. The Company cannot predict the outcome of any such litigation or arbitration.

o The Company’s ability to maintain low unit costs is dependent upon the level of new sales and persistency of existing business. The Company’s ability to maintain low unit costs is dependent upon the level of new sales and persistency (continuation or renewal) of existing business. A decrease in sales or persistency without a corresponding reduction in expenses may result in higher unit costs.

Additionally, a decrease in persistency may result in higher or more rapid amortization of deferred policy acquisition costs and thus higher unit costs, and lower reported earnings. Although many of the Company’s products contain surrender charges, the charges decrease over time and may not be sufficient to cover the unamortized deferred policy acquisition costs with respect to the insurance policy or annuity contract being surrendered. Some of the Company’s products do not contain surrender charge features and such products can be surrendered or exchanged without penalty. A decrease in persistency may also result in higher claims.

o The Company’s investments are subject to market and credit risks. The Company’s invested assets and derivative financial instruments are subject to customary risks of credit defaults and changes in market values. The value of the Company’s commercial mortgage loan portfolio depends in part on the financial condition of the tenants occupying the properties which the Company has financed. Factors that may affect the overall default rate on, and market value of, the Company’s invested assets, derivative financial instruments, and mortgage loans include interest rate levels, financial market performance, and general economic conditions as well as particular circumstances affecting the businesses of individual borrowers and tenants.

o The Company may not realize its anticipated financial results from its acquisitions strategy. The Company’s acquisitions have increased its earnings in part by allowing the Company to enter new markets and to position itself to realize certain operating efficiencies. There can be no assurance, however, that suitable acquisitions, presenting opportunities for continued growth and operating efficiencies, or capital to fund acquisitions will continue to be available to the Company, or that the Company will realize the anticipated financial results from its acquisitions.

Additionally, in connection with its acquisitions, the Company assumes or otherwise becomes responsible for the obligations of policies and other liabilities of other insurers. Any regulatory, legal, financial, or other adverse development affecting the other insurer could also have an adverse effect on the Company.

o The Company is dependent on the performance of others. The Company’s results may be affected by the performance of others because the Company has entered into various arrangements involving other parties. For example, most of the Company’s products are sold through independent distribution channels, and variable annuity deposits are invested in funds managed by third parties. Additionally, the Company’s operations are dependent on various technologies, some of which are provided and/or maintained by other parties.

Certain of these other parties may act on behalf of the Company or represent the Company in various capacities. Consequently, the Company may be held responsible for obligations that arise from the acts or omissions of these other parties.

As with all financial services companies, its ability to conduct business is dependent upon consumer confidence in the industry and its products. Actions of competitors and financial difficulties of other companies in the industry could undermine consumer confidence and adversely affect retention of existing business and future sales of the Company’s insurance and investment products.

o Our reinsurers could fail to meet assumed obligations, increase rates or be subject to adverse developments that could affect the Company. The Company and its insurance subsidiaries cede material amounts of insurance and transfer related assets to other insurance companies through reinsurance. The Company may enter into third-party reinsurance arrangements under which the Company will rely on the third party to collect premiums, pay claims, and/or perform customer service functions. However, the Company remains liable with respect to ceded insurance should any reinsurer fail to meet the obligations assumed by it.

The cost of reinsurance is, in some cases, reflected in the premium rates charged by the Company. Under certain reinsurance agreements, the reinsurer may increase the rate it charges the Company for the reinsurance, though the Company does not anticipate increases to occur. Therefore, if the cost of reinsurance were to increase or if reinsurance were to become unavailable, or if a reinsurer should fail to meet its obligations, the Company could be adversely affected.

Recently, certain commentators on the insurance industry have speculated that reinsurance might become more costly or less available in the future, which could have a negative effect on the Company’s ability to compete.

RECENTLY ISSUED ACCOUNTING STANDARDS

In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS No. 142 revises the standards for accounting for acquired goodwill and other intangible assets. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001.

The Company adopted SFAS No. 142 effective January 1, 2002. The Company performed an impairment test and determined that its goodwill was not impaired at January 1, or October 31, 2002. The following table illustrates adjusted income from continuing operations before cumulative effect of change in accounting principle as if this pronouncement was adopted as of January 1, 2000:

                                                                                  YEAR ENDED DECEMBER 31
                                                                         --------------------------------------
Amount (in thousands)                                                       2002           2001         2000
---------------------------------------------------------------------------------------------------------------
  Adjusted net income:
    Income from continuing operations before
        extraordinary loss and cumulative effect
        of change in accounting principle                                 $178,759       $141,058     $137,354
        Add back amortization of goodwill, net of income tax                                2,311        2,023
---------------------------------------------------------------------------------------------------------------
    Adjusted income from continuing operations before
        extraordinary loss and cumulative effect
        of change in accounting principle                                  178,759        143,369      139,377
    Income (loss) from discontinued operations,
        net of income tax                                                                  (9,977)      16,122
    Loss from sale of discontinued operations,
        net of income tax                                                                 (20,545)
---------------------------------------------------------------------------------------------------------------
    Adjusted net income before cumulative effect
        of change in accounting principle and extraordinary loss           178,759        112,847      155,499
    Cumulative effect of change in accounting principle, net of income tax                 (7,593)
    Extraordinary loss, net of income tax                                   (1,404)
---------------------------------------------------------------------------------------------------------------
Adjusted net income                                                       $177,355       $105,254     $155,499
---------------------------------------------------------------------------------------------------------------

In June 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations.” SFAS No. 143 requires that companies record the fair value of a liability for an asset retirement obligation in the period in which the liability is incurred. The Statement is effective for fiscal years beginning after June 15, 2002. The Company does not expect the adoption of SFAS No. 143 to have a material effect on the Company’s financial position or results of operations.

In August 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” SFAS No. 144 requires that the same accounting model be used for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired, expands the use of discontinued operations accounting to include more types of transactions and changes the timing of when discontinued operation accounting is applied. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001. The adoption of SFAS No. 144 did not have a material effect on the Company’s financial position or results of operations when adopted on January 1, 2002.

In April 2002, the FASB issued SFAS No. 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections as of April 2002.” SFAS No. 145 rescinds SFAS No. 4, which required companies to treat the extinguishment of debt as an extraordinary item. SFAS No. 145 requires companies to apply APB Opinion 30 when determining the accounting for the extinguishment of debt. The statement also rescinds and amends other statements to make various technical corrections and clarifications. SFAS No. 145 is effective for fiscal years beginning after May 15, 2002, and will require the Company to restate previously issued financial statements to reclassify losses related to the early extinguishment of debt from extraordinary losses to operating expenses. As previously discussed under the caption “Extraordinary Loss”, the Company reported an extraordinary loss of $1.4 million related to the extinguishment of debt in 2002. Thus the Company’s 2002 financial statements will be restated to reflect the requirements of this accounting standard in 2003.

In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” SFAS No. 146 requires companies to record a liability for a cost associated with an exit or disposal activity when the liability is incurred. The statement is effective for exit or disposal activities initiated after December 31, 2002. The Company does not expect the adoption of SFAS No. 146 to have a material effect on the Company’s financial position or results of operations.

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation-Transition and Disclosure, an amendment of SFAS No. 123.” SFAS No. 148 amends SFAS No. 123 to offer alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. The Company adopted the fair value based method prescribed by SFAS No. 123 in 1995, therefore SFAS No. 148 will have no effect on the Company’s financial position or results of operations.

In November, 2002, the FASB issued FASB Interpretation No. (FIN) 45 “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Others.” FIN 45 clarifies the requirements of SFAS No. 5 “Accounting for Contingencies” relating to the guarantor’s accounting for, and disclosure of, the issuance of certain types of guarantees. The initial recognition and measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The Company does not expect FIN 45 to have a material effect on the Company’s financial position or results of operations.

In January, 2003, the FASB issued FIN 46 “Consolidation of Variable Interest Entities.” FIN 46 clarifies the application of Accounting Research Bulletin No. 51, “Consolidated Financial Statements,” to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated support from other parties. The Company is currently assessing the impact that FIN 46 will have on its financial condition and results of operations. FIN 46 potentially will affect the accounting related to a special purpose vehicle (SPV) whose investments are managed by the Company and a lease arrangement currently accounted for as an operating lease that also involves an SPV. Although the Company does not expect the provisions of FIN 46 to have a material impact on its results of operations, had the provision been effective at December 31, 2002, the Company’s reported assets and liabilities would have increased by approximately $489 million.

In July 2002, the American Institute of Certified Public Accountants proposed a new Statement of Position (SOP), “Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts.” Among other things, the SOP would establish the preferred method for estimating the GMDB-related policy liabilities and accruals. Based on information available at December 31, 2002, the Company believes its adoption of the SOP as proposed would result in an after tax cumulative effect of a change in accounting principle of approximately $5 million.

In May 2002, the Derivatives Implementation group of the FASB exposed for comment issue No. B36, “Bifurcation of Embedded Credit Derivatives” (DIG B36). DIG B36 would require the bifurcation of potential embedded derivatives within modified coinsurance and funds withheld coinsurance arrangements in which the terms require the future payment of a principal amount plus a return based on a specified proportion of the ceding company’s return on either its general account assets or a specified block of those assets. The proposed effective date of the implementation guidance in DIG B36 is for the first fiscal quarter beginning after June 15, 2003 and would be applied on a prospective basis. The Company is currently evaluating the impact of this pronouncement on its financial statements but does not anticipate a material impact on its financial condition or results of operations.

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

The Company’s investments in debt and equity securities are reported at market value, and investments in mortgage loans are reported at amortized cost. At December 31, 2002, the Company’s fixed maturity investments (bonds and redeemable preferred stocks) had a market value of $11.7 billion, which is 3.9% above amortized cost of $11.2 billion. The Company had $2.5 billion in mortgage loans at December 31, 2002. While the Company’s mortgage loans do not have quoted market values, at December 31, 2002, the Company estimates the market value of its mortgage loans to be $2.8 billion (using discounted cash flows from the next call date), which is 12.2% above amortized cost. Most of the Company’s mortgage loans have significant prepayment fees. These assets are invested for terms approximately corresponding to anticipated future benefit payments. Thus, market fluctuations are not expected to adversely affect liquidity.

At December 31, 2001, the Company’s fixed maturity investments had a market value of $9.8 billion, which was 1.0% above amortized cost of $9.7 billion. The Company estimated the market value of its mortgage loans to be $2.7 billion at December 31, 2001, which was 6.3% above amortized cost of $2.5 billion.

The following table sets forth the estimated market values of the Company’s fixed maturity investments and mortgage loans resulting from a hypothetical immediate 1 percentage point increase in interest rates from levels prevailing at December 31, and the percent change in market value the following estimated market values would represent.

                                           AMOUNT                    PERCENT
  AT DECEMBER 31                        (IN MILLIONS)                CHANGE
------------------------------------------------------------------------------
  2001
------------------------------------------------------------------------------
          Fixed maturities                  $9,395.4                 (4.5)%
          Mortgage loans                     2,550.9                 (4.5)
==============================================================================
  2002
------------------------------------------------------------------------------
          Fixed maturities                 $11,092.5                 (4.9)%
          Mortgage loans                     2,690.5                 (4.8)
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

During 2002, the Company recorded pretax other than temporary impairments in its investments of $30.2 million.

The Company’s management considers a number of factors when determining the impairment status of individual securities. These include the economic condition of various industry segments and geographic locations and other areas of identified risks. Although it is possible for the impairment of one investment to affect other investments, the Company engages in ongoing risk management to safeguard against and limit any further risk to its investment portfolio. Special attention is given to correlative risks within specific industries, related parties and business markets.

Once management has determined that a particular investment has suffered an other-than-temporary impairment, the asset is written down to its estimated fair value. The Company generally considers a number of factors in determining whether the impairment is other than temporary. These include, but are not limited to: 1) actions taken by rating agencies, 2) default by the issuer, 3) the significance of the decline, 4) the intent and ability of the Company to hold the investment until recovery, 5) the time period during which the decline has occurred, 6) an economic analysis of the issuer’s industry, and 7) the financial strength, liquidity, and recoverability of the issuer. Management performs a security by security review each quarter in evaluating the need for any other-than-temporary impairments. Although no set formula is used in this process, the investment performance, collateral position and continued viability of the issuer are significant measures.

The Company generally considers a number of factors relating to the issuer in determining the financial strength, liquidity, and recoverability of an issuer. These include but are not limited to: available collateral, tangible and intangible assets that might be available to repay debt, operating cash flows, financial ratios, access to capital markets, quality of management, market position, exposure to litigation or product warranties, and the effect of general economic conditions on the issuer.

There are certain risks and uncertainties associated with determining whether declines in market values are other than temporary. These include significant changes in general economic conditions and business markets, trends in certain industry segments, interest rate fluctuations, rating agency actions, changes in significant accounting estimates and assumptions, commission of fraud and legislative actions. The Company continuously monitors these factors as they relate to the investment portfolio in determining the status of each investment. Provided below are additional facts concerning the potential effect upon the Company’s earnings should circumstances lead management to conclude that some of the current declines in market value are other than temporary.

Market values for private, non-traded securities are determined as follows: 1) the Company obtains estimates from independent pricing services or 2) the Company estimates market value based upon a comparison to quoted issues of the same issuer or issues of other issuers with similar terms and risk characteristics. The market value of private, non-traded securities was $1,968.1 million at December 31, 2002, representing 12.7% of the Company’s total invested assets.

The majority of unrealized losses can be attributed to interest rate fluctuations and are, therefore, deemed temporary. As indicated above, when the Company’s investment management deems an investment’s market value decline as other than temporary, it is written down to estimated market value. In all cases, management will continue to carefully review and monitor each security.

The information presented below relates to investments at a certain point in time and is not necessarily indicative of the status of the portfolio at any time after December 31, 2002, the balance sheet date. Furthermore, since the timing of recognizing realized gains and losses is largely based on management’s decisions as to the timing and selection of investments to be sold, the tables and information provided below should be considered within the context of the overall unrealized gain (loss) position of the portfolio. At December 31, 2002, the Company had an overall net unrealized gain of $440.4 million.

For traded and private fixed maturity and equity securities held by the Company that are in an unrealized loss position at December 31, 2002, the estimated market value, amortized cost, unrealized loss and total time period that the security has been in an unrealized loss position are presented in the table below.

                                 ESTIMATED                     AMORTIZED   % AMORTIZED    UNREALIZED  % UNREALIZED
(DOLLARS IN THOUSANDS)         MARKET VALUE  % FAIR VALUE        COST          COST          LOSS          LOSS
------------------------------------------------------------------------------------------------------------------
<= 90 days                       $573,124         41.6%        $623,675         39.9%      $(50,551)       27.7%
>90 days but <= 180 days          296,957         21.5          329,360         21.1        (32,403)       17.7
>180 days but <= 270 days          40,969          3.0           48,783          3.1         (7,814)        4.3
>270 days but <= 1 year            83,198          6.0           94,580          6.1        (11,382)        6.2
>1 year                           384,765         27.9          465,460         29.8        (80,695)       44.1
------------------------------------------------------------------------------------------------------------------
Totals                         $1,379,013        100.0%      $1,561,858        100.0%     $(182,845)      100.0%
==================================================================================================================

The Company has no material concentrations of issuers or guarantors of fixed maturity securities. The industry segment composition of all securities in an unrealized loss position held by the Company at December 31, 2002, is presented in the following table.

                              ESTIMATED                    AMORTIZED   % AMORTIZED      UNREALIZED  % UNREALIZED
(DOLLARS IN THOUSANDS)       MARKET VALUE % FAIR VALUE       COST          COST            LOSS          LOSS
-----------------------------------------------------------------------------------------------------------------
Agency mortgages                   $52         0.0%             $52        0.0%              $(0)        0.0%
Banks                           83,966         6.1           87,184         5.6           (3,218)         1.8
Basic industrial               121,092         8.8          139,032         8.9          (17,940)         9.8
Brokerage                        2,717         0.2            2,723         0.2               (6)         0.0
Capital goods                   60,242         4.4           68,815         4.4           (8,573)         4.7
Communications                  49,424         3.6           56,073         3.6           (6,649)         3.6
Consumer-cyclical               60,544         4.4           67,191         4.3           (6,647)         3.6
Consumer-noncyclical            23,517         1.7           28,924         1.9           (5,407)         3.0
Electric                       244,549        17.7          304,561        19.4          (60,012)        32.8
Energy                          73,715         5.3           75,197         4.8           (1,482)         0.8
Finance companies               47,393         3.4           48,972         3.1           (1,579)         0.9
Insurance                       43,520         3.2           46,869         3.0           (3,349)         1.8
Municipal agencies               2,058         0.1            2,077         0.1              (19)         0.0
Municipal mortgages             43,076         3.1           43,452         2.8             (376)         0.2
Natural gas                    133,710         9.7          153,937         9.9          (20,227)        11.1
Other finance                  140,785        10.2          153,095         9.8          (12,310)         6.7
Other industrial                 4,884         0.4            4,970         0.3              (86)         0.0
Other mortgage banks           135,840         9.9          153,861         9.9          (18,021)         9.9
Other utility                       21         0.0               44         0.0              (23)         0.0
Technology                      42,616         3.1           43,265         2.8             (649)         0.4
Transportation                  65,292         4.7           78,673         5.0          (13,381)         7.3
U.S. Government                      0         0.0            2,891         0.2           (2,891)         1.6
----------------------------------------------------------------------------------------------------------------
Total                       $1,379,013       100.0%    $  1,561,858       100.0%       $(182,845)       100.0%
================================================================================================================

At December 31, 2002, 64.1% of total securities in an unrealized loss position were rated as investment grade. The Company generally purchases its investments with the intent to hold to maturity, therefore, the Company does not consider this an other-than-temporary impairment. Securities in an unrealized loss position that were rated as below investment grade represented 35.9% of the total market value and 58.3% of the total unrealized loss. The range of maturity dates for these securities varies, with 26.0% maturing in less than 5 years, 16.3% maturing between 5 and 10 years, and 57.7% maturing after 10 years. Other than temporary impairments are generally taken when an investment meets certain previously discussed conditions.

During the year ended December 31, 2002, the Company sold securities in an unrealized loss position at December 31, 2001 with a market value of $1,433.7 million resulting in a realized loss of $12.6 million. As discussed above, the Company’s management considers several factors when determining other than temporary impairments. Although the Company generally intends to hold securities until maturity, the Company may change its position as a result of a change in circumstances. Any such decision is consistent with the Company’s classification of its investment portfolio as available for sale. For such securities sold during the year ended December 31, 2002, the proceeds, realized loss and total time period that the security had been in an unrealized loss position are presented in the table below.

(DOLLARS IN THOUSANDS)                       PROCEEDS       % PROCEEDS    % REALIZED LOSS    % REALIZED LOSS
---------------------------------------------------------------------------------------------------------------
<= 90 days                                   $53,858           3.8%             $2,958             23.5%
>90 days but <= 180 days                     221,250          15.4               1,768             14.1
>180 days but <= 270 days                     80,206           5.6               1,158              9.2
>270 days but <= 1 year                    1,046,967          73.0               3,065             24.4
> 1 year                                      31,379           2.2               3,615             28.8
---------------------------------------------------------------------------------------------------------------
Totals                                    $1,433,660         100.0%            $12,564            100.0%
===============================================================================================================

For several years the Company has offered a type of commercial mortgage loan under which the Company will permit a slightly higher loan-to-value ratio in exchange for a participating interest in the cash flows from the underlying real estate. As of December 31, 2002, approximately $475.5 million of the Company’s mortgage loans have this participation feature.

At December 31, 2002, delinquent mortgage loans and foreclosed properties were 0.1% of invested assets. Bonds rated less than investment grade were 5.6% of invested assets. The Company does not expect these investments to adversely affect its liquidity or ability to maintain proper matching of assets and liabilities.

Policy loans at December 31, 2002, were $543.2 million, an increase of $21.3 million from December 31, 2001. The Conseco coinsurance arrangement resulted in an increase in policy loans of $47.0 million. Policy loan rates are generally in the 4.5% to 8.0% range. Such rates at least equal the assumed interest rates used for future policy benefits.

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

At December 31, 2002, the Company had outstanding mortgage loan commitments of $455.7 million with an estimated fair value of $494.1 million (using discounted cash flows from the first call date). At December 31, 2001, the Company had outstanding commitments of $406.3 million with an estimated fair value of $429.3 million. The following table sets forth the estimated fair value of the Company’s mortgage loan commitments resulting from a hypothetical immediate 1 percentage point increase in interest rate levels prevailing at December 31, and the percent change in fair value the following estimated fair values would represent.

                                   AMOUNT                     PERCENT
  AT DECEMBER 31                (IN MILLIONS)                 CHANGE
-----------------------------------------------------------------------
     2001                          $410.8                     (4.3)%
     2002                           468.4                     (5.2)
-----------------------------------------------------------------------

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

At December 31, 2002, the Company had policy liabilities and accruals of $9.1 billion. The Company’s life insurance products have a weighted average minimum credited interest rate of approximately 4.5%.

At December 31, 2002, the Company had $4.0 billion of stable value account balances with an estimated fair value of $4.1 billion (using discounted cash flows), and $3.7 billion of annuity account balances with an estimated fair value of $3.8 billion (using surrender values).

At December 31, 2001, the Company had $3.7 billion of stable value account balances with an estimated fair value of $3.8 billion, and $3.2 billion of annuity account balances with an estimated fair value of $3.2 billion.

The following table sets forth the estimated fair values of the Company’s stable value and annuity account balances resulting from a hypothetical immediate 1 percentage point decrease in interest rates from levels prevailing at December 31 and the percent change in fair value the following estimated fair values would represent.

                                                       AMOUNT             PERCENT
  AT DECEMBER 31                                    (IN MILLIONS)         CHANGE
-----------------------------------------------------------------------------------
  2001
-----------------------------------------------------------------------------------
           Stable value account balances             $3,887.0              1.7%
           Annuity account balances                   3,308.6              4.5
===================================================================================
  2002
-----------------------------------------------------------------------------------
           Stable value account balances             $4,198.4              1.8%
           Annuity account balances                   3,966.6              4.5
===================================================================================

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

DERIVATIVE FINANCIAL INSTRUMENTS

The Company uses a risk management strategy that incorporates the use of derivative financial instruments, primarily to reduce its exposure to interest rate risk as well as currency exchange risk.

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

In September 2000, the Company entered into a transaction to facilitate the Company’s possible entry into the institutional money management business involving a total return swap with respect to $400 million – of a portfolio of approximately $413 million of investments held by an unrelated special purpose vehicle – that are managed by the Company. The Company, in effect, has retained the investment risk with respect to the $400 million. The swap is recorded on the Company’s balance sheet at fair value.

At December 31, 2002, contracts with a notional amount of $7.1 billion were in a $89.9 million net gain position. At December 31, 2001, contracts with a notional amount of $5.5 billion were in a $23.8 million net loss position. The Company recognized $5.2 million of realized investment gains and $11.4 million of realized investment losses related to derivative financial instruments in 2002 and 2001, respectively.

The following table sets forth the December 31 notional amount and fair value of the Company’s interest rate risk related derivative financial instruments, and the estimated gains and losses resulting from a hypothetical immediate plus and minus one percentage point change in interest rates from levels prevailing at December 31.

                                                                                          GAIN (LOSS)
                                                                                        RESULTING FROM
                                                                                         AN IMMEDIATE
                                                                                       +/-1 POINT CHANGE
                               NOTIONAL               FAIR VALUE AT                    IN INTEREST RATES
(IN MILLIONS)                   AMOUNT                 DECEMBER 31                      +1%          -1%
--------------------------------------------------------------------------------------------------------------
2001
Options
      Puts                       $775.0                    $0.1                    $1.3                 $0.0
      Calls                     1,400.0                     0.3                     0.0                  5.4
Futures                           100.0                     1.1                     6.9                 (6.4)
Fixed to
      floating
      Swaps                     1,654.3                     0.6                   (49.7)                15.1
      Swaptions                    35.0                     0.0                     0.0                  0.0
      Caps                        175.0                     0.0                     0.0                  0.0
Floating to
      fixed
      Swaps                       460.0                   (12.8)                   (4.5)               (20.4)
      Caps                        300.0                     0.0                     0.0                  0.0
      Floors                      300.0                    (1.9)                   (2.7)                (1.1)
--------------------------------------------------------------------------------------------------------------
                               $5,199.3                  $(12.6)                 $(48.7)               $(7.4)
==============================================================================================================
2002
Options
      Puts                     $4,000.0                    $1.2                    $2.5                 $0.0
Futures                           570.0                   (11.9)                    8.3                (30.9)
Fixed to
      floating
      Swaps                     1,550.5                    44.2                    12.1                 77.8
      Swaptions                    25.0                    (0.1)                   (1.6)                 0.3
Floating to
      fixed
      Swaps                       385.0                   (19.0)                  (13.5)               (24.6)
--------------------------------------------------------------------------------------------------------------
                               $6,530.5                   $14.4                    $7.8                $22.6
==============================================================================================================

The Company is also subject to foreign exchange risk arising from stable value contracts denominated in foreign currencies and related foreign currency swaps. At December 31, 2002, stable value contracts of $539.2 million had a foreign exchange loss of approximately $86.5 million and the related foreign currency swaps had a net unrealized gain of approximately $78.4 million. At December 31, 2001, stable value contracts of $275.8 million had a foreign exchange gain of approximately $7.2 million and the related foreign currency swaps had a net unrealized loss of approximately $9.3 million.

The following table sets forth the notional amount and fair value of the funding agreements and related foreign currency swaps at December 31, and the estimated gains and losses resulting from a hypothetical 10% change in quoted foreign currency exchange rates from levels prevailing at December 31.

                                                                                       GAIN (LOSS)
                                                                                     RESULTING FROM
                                                                                      AN IMMEDIATE
                                                                                    +/-10% CHANGE IN
                                                                                    FOREIGN CURRENCY
                               NOTIONAL               FAIR VALUE AT                  EXCHANGE RATES
(IN MILLIONS)                   AMOUNT                DECEMBER 31                     +10%        -10%
--------------------------------------------------------------------------------------------------------
2001
Stable Value
      Contracts                  $275.8                  $7.2                 $(19.6)            $34.1
Foreign
      Currency
      Swaps                       275.8                  (9.3)                  19.2             (37.8)
--------------------------------------------------------------------------------------------------------
                                 $551.6                 $(2.1)                 $(0.4)            $(3.7)
========================================================================================================
2002
Stable Value
      Contracts                  $539.2                $(86.5)               $(149.1)           $(24.0)
Foreign
      Currency
      Swaps                       539.2                  78.4                  124.5              32.3
--------------------------------------------------------------------------------------------------------
                               $1,078.4                 $(8.1)                $(24.6)             $8.3
========================================================================================================

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

Cash outflows related to stable value contracts (primarily maturing contracts, scheduled interest payments, and expected withdrawals) were approximately $1,047.0 million during 2002. Cash outflows related to stable value contracts are estimated to be approximately $1,091.5 million in 2003. The Company’s asset/liability management programs and procedures take into account maturing contracts and expected withdrawals. Accordingly, the Company does not expect stable value contract related cash outflows to have an unusual effect on the future operations and liquidity of the Company.

The life insurance subsidiaries were committed at December 31, 2002, to fund mortgage loans in the amount of $455.7 million. The Company’s subsidiaries held $549.7 million in cash and short-term investments at December 31, 2002. Protective Life Corporation had an additional $0.7 million in cash and short-term investments available for general corporate purposes.

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

CAPITAL

At December 31, 2002, Protective Life Corporation had $30.0 million outstanding under its $200 million revolving lines of credit.

Protective Life Corporation’s cash flow is dependent on cash dividends and payments on surplus notes from its subsidiaries; revenues from investment, data processing, legal and management services rendered to subsidiaries; and investment income. At December 31, 2002, approximately $543.6 million of consolidated share-owners’ equity, excluding net unrealized investment gains and losses, represented net assets of the Company’s insurance subsidiaries that cannot be transferred to Protective Life Corporation. In addition, the states in which the Company’s insurance subsidiaries are domiciled impose certain restrictions on the insurance subsidiaries’ ability to pay dividends to Protective Life Corporation.

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

To give the Company flexibility in connection with future acquisitions and other growth opportunities, the Company plans to register debt securities, preferred and common stock, and stock purchase contracts of Protective Life Corporation, and additional preferred securities of special purpose finance subsidiaries under the Securities Act of 1933 on a delayed (or shelf) basis.

In March 2000, the Company issued Senior Notes totaling $125 million with 10-, 15-, and 30-year maturities. Interest rates range from 8.00% to 8.25%. The proceeds were used to repay bank borrowings of which $55 million had been used to redeem the Monthly Income Preferred Securities in 1999.

In December 2000, the Company issued $60 million of 7.5% Senior Notes, with a 15-year maturity. The proceeds were used to repay bank borrowings and to partially fund the January 2001 coinsurance of a block of individual life insurance policies from Standard.

In February 2001, the Company issued 3.9 million shares of its Common Stock under stock purchase contracts relating to its 6.5% FELINE PRIDES. In the transaction, substantially all of the preferred securities comprising part of the FELINE PRIDES and the underlying subordinated debt were redeemed.

In February 2001, the Company issued $100 million of Floating Rate Senior Notes. The proceeds were used to invest in the Company’s insurance subsidiaries – which included completing the funding of the Standard transaction – and for general corporate purposes. The Floating Rate Notes, as scheduled, were redeemed on February 28, 2003.

On August 17, 2001, a special purpose finance subsidiary of the Company, PLC Capital Trust III, issued $100 million of 7.5% Trust Originated Preferred Securities (“TOPrSSM”). The 7.5% TOPrS are guaranteed on a subordinated basis by the Company. This guarantee, considered together with the other obligations of the Company with respect to the 7.5% TOPrS, constitutes a full and unconditional guarantee by the Company of PLC Capital Trust III’s obligations with respect to the 7.5% TOPrS.

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

On September 25, 2002, a special purpose finance subsidiary of the Company, PLC Capital Trust IV, issued $115 million of 7.25% TOPrS. The 7.25% TOPrS are guaranteed on a subordinated basis by the Company. This guarantee, considered together with the other obligations of the Company with respect to the 7.25% TOPrS, constitutes a full and unconditional guarantee by the Company of PLC Capital Trust IV’s obligations with respect to the 7.25% TOPrS.

PLC Capital Trust IV was formed solely to issue securities and use the proceeds thereof to purchase subordinated debentures of the Company. The sole assets of PLC Capital Trust IV are $118.6 million of Protective Life Corporation 7.25% Subordinated Debentures due 2032, Series E. The Company has the right under the subordinated debentures to extend interest payment periods up to five consecutive years, and, as a consequence, dividends on the 7.25% TOPrS may be deferred (but will continue to accumulate, together with additional dividends on any accumulated but unpaid dividends at the dividend rate) by PLC Capital Trust IV during any such extended interest payment period. The 7.25% TOPrS are redeemable by PLC Capital Trust IV at any time on or after September 25, 2007.

On October 25, 2002, the Company caused PLC Capital Trust I, a special purpose finance subsidiary of the Company, to redeem $75 million of 8.25% Trust Originated Preferred Securities it issued in 1997. In a related transaction the Company redeemed its subordinated debentures which were held by PLC Capital Trust I. The redemption of the subordinated debentures resulted in an extraordinary loss of $1.4 million ($0.02 per share on both a diluted and basic basis) due to early extinguishment of debt. The loss is comprised primarily of unamortized deferred debt issue costs, net of an income tax benefit of $0.8 million.

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

CONTRACTUAL OBLIGATIONS

The table below sets forth future maturities of long-term debt, guaranteed preferred beneficial interests in the Company’s subordinated debentures (guaranteed preferred beneficial interests), operating lease obligation and stable value contracts.

(IN THOUSANDS)             2003            2004-2005       2006-2007      AFTER 2007
--------------------------------------------------------------------------------------
Long-term
      debt               $100,000          $105,000                        $201,110
Guaranteed
      preferred
      beneficial
      interests                                                             215,000
Stable value
      contracts         1,091,525         1,619,154         $1,248,712       59,161
Operating
      lease
      obligation            1,598             3,196             68,481
Notes
      payable                                 2,264
--------------------------------------------------------------------------------------

OTHER DEVELOPMENTS

Under insurance guaranty fund laws in most states, insurance companies doing business in a participating state can be assessed up to prescribed limits for policyholder losses incurred by insolvent companies. The Company does not currently believe that any such assessments will be materially different from amounts already reflected in the financial statements.

A number of civil jury verdicts have been returned against insurers, broker-dealers, and other providers of financial services involving sales practices, alleged agent misconduct, failure to properly supervise representatives, relationships with agents or other persons with whom the insurer does business, and other matters. Increasingly these lawsuits have resulted in the award of substantial judgments that are disproportionate to the actual damages, including material amounts of punitive and non-economic compensatory damages. In some states, juries, judges, and arbitrators have substantial discretion in awarding punitive and non-economic compensatory damages, which creates the potential for unpredictable material adverse judgments or awards in any given lawsuit or arbitration. Arbitration awards are subject to very limited appellate review. In addition, in some class action and other lawsuits, companies have made material settlement payments. The Company, like other financial services companies, in the ordinary course of business is involved in such litigation or, alternatively, in arbitration. As stated above, the Company is currently in arbitration with one reinsurer with respect to amounts overpaid by the Company and the reinsurer has indicated the intent to raise defenses and possible counterclaims. Although the outcome of any such litigation or arbitration cannot be predicted, the Company believes that at the present time there are no pending or threatened lawsuits that are reasonably likely to have a material adverse effect on the financial position, results of operations, or liquidity of the Company.

The Company and its subsidiaries from time to time are subject to examination, review, and investigation by regulatory authorities, including insurance and securities regulators, and tax authorities. Among other actions, a state insurance department is currently investigating the Company’s management of a small block of the health insurance business in a discontinued line of business, apparently as part of a larger inquiry related to the overall health insurance industry. Although the Company cannot predict what actions may be taken by any regulatory authority, the Company does not believe that this or any other matter currently under examination, review, or investigation or any other pending or threatened regulatory or tax-related action with respect to the Company or any of its subsidiaries is reasonably likely to have a material effect on the Company.

In connection with a review of a Registration Statement a Company subsidiary filed with the Securities and Exchange Commission (SEC), the staff of the SEC has commented on several matters included in the Annual Report on Form 10-K of the Company’s principal subsidiary for the year ended December 31, 2001. The comments include a request for information concerning certain below investment grade securities having unrealized losses and the Company’s determination that these securities did not have other than temporary impairments. The Company believes that its process to determine that the securities did not have an other than temporary impairment is consistent with the relevant accounting literature. The aggregate amount of the unrealized losses related to these securities was approximately $41.7 million and $34.3 million for the years ended December 31, 2001 and 2000, respectively. Unrealized losses associated with temporary impairments, net of income tax, are recognized as an adjustment to share-owners’ equity through accumulated other comprehensive income. Unrealized losses deemed to be other than temporary impairments are recognized in the Company’s net income as realized investment losses, net of income tax. The Company is continuing to discuss these issues with the staff of the SEC, and no final determinations will be made until the conclusion of those discussions.

Legislation has been enacted that permits commercial banks, insurance companies and investment banks to combine, provided certain requirements are satisfied. While the Company cannot predict the impact of this legislation, it could cause the Company to experience increased competition as larger, potentially more efficient organizations emerge from such combinations.

Legislation has been enacted that would, over time, reduce and ultimately eliminate the estate tax. Life insurance products are often used to fund estate tax obligations. If the estate tax is significantly reduced or eliminated, the demand for certain life insurance products would be adversely affected.

The Company’s Life Marketing segment is currently developing and implementing a more sophisticated administrative system capable of facilitating the calculation of more precise estimates of the segment’s deferred policy acquisition costs, policy liabilities and accruals, and various other components of the segment’s balance sheet. The segment’s future results may be affected, positively or negatively, by changes in such estimates arising from the implementation of this system.

The tragic events of September 11, 2001, had little direct effect on the Company’s operations or financial strength. However, many of the Company’s businesses and the performance of the Company’s investment portfolio are affected by general economic conditions, therefore a downturn in the general economy could have a negative effect on the Company’s operations and financial strength.

The Company’s ability to grow depends in large part upon the continued availability of capital. The Company has recently deployed significant amounts of capital to support its sales and acquisitions efforts. Capital has also been consumed as the Company has incurred realized and unrealized losses on its invested assets, and to increase its GMDB related policy liabilities and accruals in accordance with statutory accounting practices. In recent years, most financial services companies, including the Company, experienced a decrease in the market price of their common stock. A lower stock price may limit the Company’s ability to raise capital to fund growth opportunities and acquisitions. Although the Company believes it has sufficient capital to fund its immediate growth and capital needs, the amount of capital available can vary significantly from period to period due to a variety of circumstances, some of which are neither predictable nor foreseeable, nor within the Company’s control. A lack of sufficient capital could impair the Company’s ability to grow.

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

MANAGEMENT REPORT ON RESPONSIBILITY FOR FINANCIAL REPORTING

The management of Protective Life Corporation and its subsidiaries has prepared, and is responsible for, the integrity and objectivity of the financial statements and other financial information included in this Annual Report. The financial statements were prepared in accordance with accounting principles generally accepted in the United States of America applied on a consistent basis. The financial statements and other financial information include amounts that are based on management’s best estimates and judgments and, to the best of our knowledge, are not misstated due to material fraud or error. The Company’s financial statements have been audited by PricewaterhouseCoopers LLP, independent certified public accountants, recommended by the Audit Committee, appointed by the Board of Directors, and ratified by an affirmative vote of share owners at the Company’s Annual Meeting. Management has made available to PricewaterhouseCoopers LLP all the Company’s financial records and related data, including minutes of share-owners’ and directors’ meetings. Furthermore, management believes that all representations made to PricewaterhouseCoopers LLP during its audit were valid and appropriate. Management has established and maintains a system of internal control that provides reasonable assurance as to the integrity and reliability of the financial statements, the protection of assets from unauthorized use or disposition, and the prevention and detection of fraudulent financial reporting. The system of internal control provides for appropriate division of responsibility and is documented by written policies and procedures that are communicated to employees with significant roles in the financial reporting process. Management continually monitors the system of internal control for compliance. The Company maintains an internal auditing program that independently assesses the effectiveness of the internal controls and recommends possible improvements thereto. There are limits inherent in all systems of internal control based on the recognition that the costs of such systems should not exceed the benefits to be derived. The Company’s system of internal control takes into consideration this appropriate balance. Management believes that the Company’s system of internal control is adequate to accomplish the objectives described herein. The Company maintains a code of corporate conduct, which is publicized throughout the Company. The code of conduct addresses, among other things, the necessity of ensuring open communication within the Company; potential conflicts of interest; compliance with all laws, including those relating to financial disclosure; and the confidentiality of proprietary information. The Company maintains a systematic program to assess compliance with these policies.

/s/John D. Johns
John D. Johns
Chairman, President and Chief Executive Officer

/s/Allen W. Ritchie
Allen W. Ritchie
Executive Vice President and Chief Financial Officer

Consolidated statements of income

YEAR ENDED DECEMBER 31
(DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)                                    2002            2001             2000
--------------------------------------------------------------------------------------------------------------------------
Revenues

Premiums and policy fees                                                       $1,543,350       $1,389,820     $1,175,898
Reinsurance ceded                                                                (760,218)        (771,151)      (686,108)
--------------------------------------------------------------------------------------------------------------------------
Net of reinsurance ceded                                                          783,132          618,669        489,790

Net investment income                                                           1,031,204          884,041        730,149
Realized investment gains (losses)
     Derivative financial instruments                                               5,236          (11,431)          9,013
     All other investments                                                            910           (8,740)       (16,056)
Other income                                                                      100,196          120,647        151,833
--------------------------------------------------------------------------------------------------------------------------
     Total revenues                                                             1,920,678        1,603,186      1,364,729
--------------------------------------------------------------------------------------------------------------------------

Benefits and expenses

Benefits and settlement expenses (net of reinsurance ceded:
     2002 - $712,866; 2001 - $609,996; 2000 - $538,291)                         1,162,231          972,624        760,778
Amortization of deferred policy acquisition costs                                 239,490          147,058        143,180
Amortization of goodwill                                                                0            3,555          3,113
Other operating expenses (net of reinsurance ceded:
     2002 - $176,871; 2001 - $167,243; 2000 - $223,498)                           251,754          270,353        245,983
--------------------------------------------------------------------------------------------------------------------------
     Total benefits and expenses                                                1,653,475        1,393,590      1,153,054
--------------------------------------------------------------------------------------------------------------------------
Income from continuing operations before income tax                               267,203          209,596        211,675
--------------------------------------------------------------------------------------------------------------------------

Income tax expense

     Current                                                                       52,003           64,667         11,947
     Deferred                                                                      36,441            3,871         62,374
--------------------------------------------------------------------------------------------------------------------------
     Total income tax expense                                                      88,444           68,538         74,321
--------------------------------------------------------------------------------------------------------------------------

Net income from continuing operations before extraordinary loss and
     cumulative effect of change in accounting principle                          178,759          141,058        137,354
Income (loss) from discontinued operations, net of income tax                           0           (9,977)        16,122
Loss from sale of discontinued operations, net of income tax                            0          (20,545)             0
--------------------------------------------------------------------------------------------------------------------------

Net income before extraordinary loss and cumulative effect of change
     in accounting principle                                                      178,759          110,536        153,476
Extraordinary loss on early extinguishment of debt, net of income tax              (1,404)               0              0
Cumulative effect of change in accounting principle, net of income tax                  0           (7,593)             0
--------------------------------------------------------------------------------------------------------------------------
Net income                                                                       $177,355         $102,943       $153,476
==========================================================================================================================

Net income from continuing operations before extraordinary loss and
     cumulative effect of change in accounting principle per share - basic          $2.56            $2.02          $2.09
Net income per share - basic                                                        $2.54            $1.48          $2.33
Net income from continuing operations before extraordinary loss and
     cumulative effect of change in accounting principle per share - diluted        $2.54            $2.01          $2.08
Net income per share - diluted                                                      $2.52            $1.47          $2.32
Cash dividends paid per share                                                        $.59             $.55           $.51
==========================================================================================================================

See Notes to Consolidated Financial Statements.

Consolidated balance sheets

DECEMBER 31
(DOLLARS IN THOUSANDS)                                                                            2002          2001
----------------------------------------------------------------------------------------------------------------------------
Assets
Investments:
     Fixed maturities, at market (amortized cost: 2002 - $11,221,365; 2001 - $9,745,057)      $11,664,065    $9,838,091
     Equity securities, at market (cost: 2002 - $66,820; 2001 - $78,332)                           64,523        76,774
     Mortgage loans                                                                             2,518,152     2,512,844
     Investment real estate, net of accumulated depreciation (2002 - $1,137; 2001 - $1,466)        20,711        26,349
     Policy loans                                                                                 543,161       521,841
     Other long-term investments                                                                  222,490       104,624
     Short-term investments                                                                       448,399       237,155
----------------------------------------------------------------------------------------------------------------------------
     Total investments                                                                         15,481,501    13,317,678
Cash                                                                                              101,953       126,558
Accrued investment income                                                                         181,966       159,866
Accounts and premiums receivable, net of allowance for uncollectible amounts
     (2002 - $2,825; 2001 - $3,025)                                                                61,425        64,410
Reinsurance receivables                                                                         2,416,491     2,241,661
Deferred policy acquisition costs                                                               1,681,223     1,532,683
Goodwill                                                                                           47,312        48,162
Property and equipment                                                                             41,324        51,307
Other assets                                                                                      307,291       184,689
Assets related to separate accounts
     Variable annuity                                                                           1,513,824     1,873,195
     Variable universal life                                                                      114,364       114,618
     Other                                                                                          4,330         3,997
----------------------------------------------------------------------------------------------------------------------------

                                                                                              $21,953,004   $19,718,824
============================================================================================================================
See Notes to Consolidated Financial Statements.

DECEMBER 31
(DOLLARS IN THOUSANDS)                                                                  2002                  2001
----------------------------------------------------------------------------------------------------------------------------
Liabilities
Policy liabilities and accruals
     Future policy benefits and claims                                               $8,317,057           $6,971,792
     Unearned premiums                                                                  813,798              904,374
----------------------------------------------------------------------------------------------------------------------------
     Total policy liabilities and accruals                                            9,130,855            7,876,166
Stable value contract account balances                                                4,018,552            3,716,530
Annuity account balances                                                              3,744,000            3,248,217
Other policyholders' funds                                                              140,811              131,040
Other liabilities                                                                       698,677              498,579
Accrued income taxes                                                                      3,186               60,897
Deferred income taxes                                                                   242,593              127,230
Securities sold under repurchase agreements                                                   0              117,000
Long-term debt                                                                          406,110              376,211
Guaranteed Preferred Beneficial Interests in Company's Subordinated Debentures
     8.25% Trust Originated Preferred Securities                                              0               75,000
     7.5% Trust Originated Preferred Securities                                         100,000              100,000
     7.25% Trust Originated Preferred Securities                                        115,000                    0
Liabilities related to separate accounts
     Variable annuity                                                                 1,513,824            1,873,195
     Variable universal life                                                            114,364              114,618
     Other                                                                                4,330                3,997
----------------------------------------------------------------------------------------------------------------------------
     Total liabilities                                                               20,232,302           18,318,680
============================================================================================================================
     Commitments and contingent liabilities - Note 6

Share-owners' equity
Preferred Stock, $1 par value
     Shares authorized: 3,600,000
     Issued: none
Junior Participating Cumulative
     Preferred Stock, $1 par value
     Shares authorized: 400,000
     Issued: none
Common Stock, $.50 par value
     Shares authorized: 2002 and 2001 - 160,000,000
     Issued: 2002 and 2001 - 73,251,960                                                  36,626               36,626
Additional paid-in capital                                                              408,397              405,420
Treasury stock, at cost (2002 - 4,576,066 shares; 2001 - 4,696,788 shares)              (16,402)             (15,895)
Stock held in trust (2002 - 79,632 shares; 2001 - 55,785 shares)                         (2,417)              (1,535)
Unallocated stock in Employee Stock Ownership Plan (2002 - 838,401 shares;
     2001 - 1,001,401 shares)                                                            (2,777)              (3,317)
Retained earnings                                                                     1,061,361              924,517
Accumulated other comprehensive income
     Net unrealized gains on investments
     (net of income tax: 2002 - $128,145; 2001 - $ 29,254)                              237,983               54,328
     Accumulated loss - hedging (net of income tax: 2002 - $(1,114))                     (2,069)                   0
----------------------------------------------------------------------------------------------------------------------------
     Total share-owners' equity                                                       1,720,702            1,400,144
----------------------------------------------------------------------------------------------------------------------------
                                                                                    $21,953,004          $19,718,824
============================================================================================================================

See Notes to Consolidated Financial Statements.

Consolidated statements of share-owners' equity

                                                                                                      NET      ACCUMULATED  TOTAL
                                          ADDITIONAL               STOCK   UNALLOCATED            UNREALIZED      GAIN/    SHARE-
                                 COMMON     PAID-IN    TREASURY   HELD IN   STOCK IN  RETAINED  GAINS (LOSSES)   (LOSS)    OWNERS'
(DOLLARS IN THOUSANDS)            STOCK     CAPITAL      STOCK     TRUST      ESOP    EARNINGS  ON INVESTMENTS   HEDGING   EQUITY
----------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1999      $34,667   $256,057  $ (12,960)     $(621)  $(4,043)  $ 738,204  $ (146,081)       $0    $865,223
                                                                                                                       ----------
    Net income for 2000                                                                153,476                           153,476
    Change in net unrealized
       gains/losses on
       investments (net of
       income tax - $48,532)                                                                        90,130                90,130
    Reclassification adjustment
       for amounts included
       in net income (net of
       income tax - $2,465)                                                                          4,578                 4,578
                                                                                                                       ----------
    Comprehensive income
       for 2000                                                                                                          248,184
                                                                                                                       ----------
    Cash dividends ($0.51 per share)                                                   (32,919)                          (32,919)
    Purchase of common stock                                        (697)                                                   (697)
    Stock-based compensation                33,535        120                                                             33,655
    Reissuance of treasury
       stock to ESOP                           227         28                 (255)                                            0
    Allocation of stock to
       employee accounts                                                       612                                           612
---------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 2000       34,667    289,819    (12,812)    (1,318)   (3,686)    858,761     (51,373)        0   1,114,058
                                                                                                                       ----------
    Net income for 2001                                                                102,943                           102,943
    Change in net unrealized
       gains/losses on
       investments (net of
       income tax - $51,729)                                                                        96,069                96,069
    Reclassification adjustment
       for amounts included
       in net income (net of
       income tax - $3,059)                                                                          5,681                 5,681
    Transition adjustment
       on derivative financial
       instruments (net of
       income tax - $2,127)                                                                          3,951                 3,951
                                                                                                                       ----------
    Comprehensive income
       for 2001                                                                                                          208,644
                                                                                                                       ----------
    Cash dividends ($0.55 per share)                                                   (37,187)                          (37,187)
    Redemption of FELINE PRIDES   1,959    111,455                                                                       113,414
    Purchase of common stock                                        (217)                                                   (217)
    Purchase of treasury stock                         (3,405)                                                            (3,405)
    Stock-based compensation                 3,349        240                                                              3,589
    Reissuance of treasury
       stock to ESOP                           797         82                 (879)                                            0
    Allocation of stock to
       employee accounts                                                     1,248                                         1,248
---------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 2001       36,626    405,420    (15,895)    (1,535)   (3,317)    924,517      54,328        0    1,400,144
                                                                                                                       ----------
    Net income for 2002                                                                177,355                           177,355
    Change in net unrealized
       gains/losses on investments
       (net of income tax - $99,209)                                                               184,246               184,246
    Reclassification adjustment
       for amounts included in
       net income (net of income
       tax - $(318))                                                                                  (591)                 (591)
    Change in accumulated
       gain (loss) hedging (net of
       income tax - $(1,114))                                                                                (2,069)      (2,069)
                                                                                                                       ----------
    Comprehensive income for 2002                                                                                        358,941
                                                                                                                       ----------
    Cash dividends ($0.59 per share)                                                   (40,511)                          (40,511)
    Purchase of common stock                                        (882)                                                   (882)
    Purchase of treasury stock                           (828)                                                              (828)
    Stock-based compensation                 2,928        311                                                              3,239
    Reissuance of treasury stock
       to ESOP                                  49         10                  (59)                                            0
    Allocation of stock to
       employee accounts                                                       599                                           599
---------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 2002 -
    Note 7                      $36,626   $408,397   $(16,402)   $(2,417)  $(2,777) $1,061,361    $237,983  $(2,069)  $1,720,702
=================================================================================================================================

See Notes to Consolidated Financial Statements.

Consolidated statements of cash flows

YEAR ENDED DECEMBER 31
(DOLLARS IN THOUSANDS)                                                                   2002           2001          2000
------------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities
Net income                                                                            $177,355      $ 102,943     $ 153,476
Adjustments to reconcile net income to net cash provided
     by operating activities:
         Realized investment (gains) losses                                             (6,146)        20,171         7,043
         Extraordinary loss on early extinguishment of debt, net of income tax          (1,404)             0             0
         Amortization of deferred policy acquisition costs                             239,490        154,384       149,574
         Capitalization of deferred policy acquisition costs                          (435,324)      (317,627)     (338,685)
         Depreciation expense                                                           11,015         12,110        10,421
         Deferred income taxes                                                          36,441          6,856        67,949
         Accrued income taxes                                                          (57,711)        98,476       (30,813)
         Amortization of goodwill                                                            0          9,056         8,525
         Loss from sale of discontinued operations                                           0         20,545             0
         Interest credited to universal life and investment products                   900,930        944,098       766,004
         Policy fees assessed on universal life and investment products               (268,191)      (222,415)     (197,581)
         Change in accrued investment income and other receivables                    (272,362)      (241,517)     (149,778)
         Change in policy liabilities and other policyholders' funds of traditional
             life and health products                                                  528,122        442,193       500,254
         Change in other liabilities                                                    98,504        157,529       (38,674)
         Other, net                                                                    (48,574)        (5,501)      (31,056)
-----------------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                                              902,145      1,181,301       876,659
-----------------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities
Maturities and principal reductions of investments:
         Investments available for sale                                             12,836,525      3,260,107    13,037,876
         Other                                                                         486,006        283,640       135,058
Sale of investments:
         Investments available for sale                                             23,200,390      9,095,873       810,716
         Other                                                                          16,756          1,363         5,222
Cost of investments acquired:
         Investments available for sale                                            (37,532,147)   (14,019,243)  (14,523,312)
         Corporate-owned life insurance                                                      0       (100,000)            0
         Other                                                                        (474,775)      (378,520)     (464,779)
Acquisitions and bulk reinsurance assumptions                                          130,515       (124,027)     (162,413)
Sale of discontinued operations, net of cash transferred                                     0        216,031             0
Purchase of property and equipment                                                     (10,928)       (12,282)       (5,861)
Sale of property and equipment                                                              48             70             0
-----------------------------------------------------------------------------------------------------------------------------
Net cash used in investing activities                                               (1,347,610)    (1,776,988)   (1,167,493)
-----------------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities
Borrowings under line of credit arrangements and long-term debt                      2,119,772      2,738,763     2,434,879
Principal payments on line of credit arrangements and long-term debt                (2,206,874)    (2,551,677)   (2,364,779)
Payment of guaranteed preferred beneficial interests                                   (75,000)             0             0
Dividends to share owners                                                              (40,511)       (37,187)      (32,919)
Issuance of guaranteed preferred beneficial interests                                  115,000        100,000             0
Purchase of common stock held in trust                                                    (882)          (217)         (697)
Purchase of treasury stock                                                                (828)        (3,405)            0
Investment product deposits and change in universal life deposits                    1,687,213      1,735,653     1,811,484
Investment product withdrawals                                                      (1,177,030)    (1,315,179)   (1,553,282)
-----------------------------------------------------------------------------------------------------------------------------
Net cash provided by financing activities                                              420,860        666,751       294,686
-----------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in cash                                                            (24,605)        71,064         3,852
Cash at beginning of year                                                              126,558         55,494        51,642
-----------------------------------------------------------------------------------------------------------------------------
Cash at end of year                                                                   $101,953       $126,558       $55,494
=============================================================================================================================

See Notes to Consolidated Financial Statements.

Notes to consolidated financial statements

All dollar amounts in tables are in thousands except per share amounts

1. Significant Accounting Policies

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

Entities Included

The consolidated financial statements include the accounts, after intercompany eliminations, of Protective Life Corporation and its wholly owned subsidiaries. The consolidated financial statements also include the accounts of special trusts or entities that do not have substantive residual equity holders which bear risks and rewards of ownership, formed to purchase funding agreements issued by the Company.

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

In June, 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 142, “Goodwill and Other Intangible Assets.” SFAS No. 142 revises the standards for accounting for acquired goodwill and other intangible assets. The standard replaces the requirement to amortize goodwill with one that calls for an annual impairment test, among other provisions. The Company adopted SFAS No. 142 in the first quarter of 2002. The Company has performed an impairment test and determined that its goodwill was not impaired at January 1, or October 31, 2002. The following table illustrates adjusted income from continuing operations before cumulative effect of change in accounting principle as if this pronouncement was adopted as of January 1, 2000:

YEAR ENDED
DECEMBER 31                                                                 2002           2001           2000
-------------------------------------------------------------------------------------------------------------------
Adjusted net income:
       Income from continuing operations before extraordinary loss and
           cumulative effect of change in accounting principle              $178,759     $141,058       $137,354
       Add back amortization of goodwill, net of income tax                                 2,311          2,023
-------------------------------------------------------------------------------------------------------------------
Adjusted income from continuing operations before extraordinary
       loss and cumulative effect of change in accounting principle          178,759      143,369        139,377
Income (loss) from discontinued operations, net of income tax                              (9,977)        16,122
Loss from sale of discontinued operations, net of income tax                              (20,545)
-------------------------------------------------------------------------------------------------------------------
Adjusted net income before cumulative effect of change in
       accounting principle and extraordinary loss                           178,759      112,847        155,499
Cumulative effect of change in accounting principle, net of income tax                     (7,593)
Extraordinary loss, net of income tax                                         (1,404)
-------------------------------------------------------------------------------------------------------------------
       Adjusted net income                                                  $177,355     $105,254       $155,499
===================================================================================================================

In June 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations”. SFAS No. 143 requires that companies record the fair value of a liability for an asset retirement obligation in the period in which the liability is incurred. The Statement is effective for fiscal years beginning after June 15, 2002. The Company does not expect the adoption of SFAS No. 143 to have a material effect on the Company’s financial position or results of operations.

In August 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” SFAS No. 144 requires that the same accounting model be used for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired, expands the use of discontinued operations accounting to include more types of transactions and changes the timing of when discontinued operations accounting is applied. The Company adopted SFAS No. 144 on January 1, 2002, and the adoption did not have a material effect on the Company’s financial position or results of operations.

In April 2002, the FASB issued SFAS No. 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections as of April 2002.” SFAS No. 145 rescinds SFAS No. 4, which required companies to treat the extinguishment of debt as an extraordinary item. SFAS No. 145 requires companies to apply APB Opinion 30 when determining the accounting for the extinguishment of debt. The statement also rescinds and amends other statements to make various technical corrections and clarifications. SFAS No. 145 is effective for fiscal years beginning after May 15, 2002, and will require the Company to restate previously issued financial statements to reclassify losses related to the early extinguishment of debt from extraordinary losses to operating expenses. As discussed in Note 4, the Company reported an extraordinary loss of $1.4 million related to the extinguishment of debt in 2002. Thus the Company’s 2002 financial statements will be restated to reflect the requirements of this accounting standard in 2003.

In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” SFAS No. 146 requires companies to record a liability for a cost associated with an exit or disposal activity when the liability is incurred. The statement is effective for exit or disposal activities initiated after December 31, 2002. The Company does not expect the adoption of SFAS No. 146 to have a material effect on the Company’s financial position or results of operations.

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation-Transition and Disclosure, an amendment of SFAS No. 123.” SFAS No. 148 amends SFAS No. 123 to offer alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. The Company adopted the fair value based method prescribed by SFAS No. 123 in 1995, therefore SFAS No. 148 will have no effect on the Company’s financial position or results of operations.

In November, 2002, the FASB issued FASB Interpretation No. (FIN) 45 “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Others.” FIN 45 clarifies the requirements of SFAS No. 5 “Accounting for Contingencies” relating to the guarantor’s accounting for, and disclosure of, the issuance of certain types of guarantees. The initial recognition and measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The Company does not expect FIN 45 to have a material effect on the Company’s financial position or results of operations.

In January, 2003, the FASB issued FIN 46 “Consolidation of Variable Interest Entities.” FIN 46 clarifies the application of Accounting Research Bulletin No. 51, “Consolidated Financial Statements,” to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated support from the other parties. The Company is currently assessing the impact that FIN 46 will have on its financial condition and results of operations. FIN 46 potentially will affect the accounting related to a special purpose vehicle (SPV) whose investments are managed by the Company and a lease arrangement currently accounted for as an operating lease that also involves an SPV. Although the Company does not expect the provisions of FIN 46 to have a material impact on its results of operations, had the provision been effective at December 31, 2002, the Company’s reported assets and liabilities would have increased by approximately $489 million.

In May 2002, the Derivatives Implementation group of the FASB exposed for comment issue No. B36, “Bifurcation of Embedded Credit Derivatives” (DIG B36). DIG B36 would require the bifurcation of potential embedded derivatives within modified coinsurance and funds withheld coinsurance arrangements in which the terms require the future payment of a principal amount plus a return based on a specified proportion of the ceding company’s return on either its general account assets or a specified block of those assets. The proposed effective date of the implementation guidance in DIG B36 is for the first fiscal quarter beginning after June 15, 2003 and would be applied on a prospective basis. The Company is currently evaluating the impact of this pronouncement on its financial statements but does not anticipate a material impact on its financial condition or results of operations.

Investments

The Company has classified all of its investments in fixed maturities, equity securities, and short-term investments as “available for sale.”

Investments are reported on the following bases less allowances for uncollectible amounts on investments, if applicable:

o Fixed maturities (bonds and redeemable preferred stocks) – at current market value. Where market values are unavailable, the Company obtains estimates from independent pricing services or estimates market value based upon a comparison to quoted issues of the same issuer or issues of other issuers with similar terms and risk characteristics.

o Equity securities (common and nonredeemable preferred stocks) – at current market value.

o Mortgage loans – at unpaid balances, adjusted for loan origination costs, net of fees, and amortization of premium or discount.

o Investment real estate – at cost, less allowances for depreciation computed on the straight-line method. With respect to real estate acquired through foreclosure, cost is the lesser of the loan balance plus foreclosure costs or appraised value.

o Policy loans - at unpaid balances.

o Other long-term investments – at a variety of methods similar to those listed above, as deemed appropriate for the specific investment.

o Short-term investments – at cost, which approximates current market value.

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

As prescribed by generally accepted accounting principles, certain investments are recorded at their market values with the resulting unrealized gains and losses reduced by a related adjustment to deferred policy acquisition costs, net of income tax, reported as a component of share-owners’ equity. The market values of fixed maturities increase or decrease as interest rates fall or rise.

The Company believes that an insurance company’s balance sheet may be difficult to analyze without disclosing the effects of recording accumulated other comprehensive income (including unrealized gains and losses on investments). The carrying value of the Company’s investments, deferred policy acquisition costs, deferred income taxes and share-owners’ equity are all affected by recording unrealized gains and losses on investments, therefore these items are separately identified in the table below. The captions “all other assets” and “all other liabilities” represent the assets and liabilities unaffected by recording unrealized gains and losses on investments. The Company’s balance sheets at December 31, adjusted for the effects of recording accumulated other comprehensive income (including unrealized gains and losses on investments), are as follows:

                                                    2002                         2001
------------------------------------------------------------------------------------------

  Total investments                              $15,024,245                 $13,212,993
  Deferred policy
        acquisition costs                          1,774,420                   1,553,786
  All other assets                                 4,790,280                   4,868,463
------------------------------------------------------------------------------------------
                                                 $21,588,945                 $19,635,242
------------------------------------------------------------------------------------------
  Deferred income taxes                             $114,448                     $97,976
  All other liabilities                           19,989,709                  18,191,450
------------------------------------------------------------------------------------------
                                                  20,104,157                  18,289,426
  Share-owners' equity                             1,484,788                   1,345,816
------------------------------------------------------------------------------------------
                                                 $21,588,945                 $19,635,242
==========================================================================================

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

All derivatives are recognized on the balance sheet (in “other long-term investments” or “other liabilities”) at their fair value (primarily estimates from independent pricing services). On the date the derivative contract is entered into, the Company designates the derivative as (1) a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment (“fair-value” hedge), (2) a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability (“cash-flow” hedge), or (3) as a derivative either held for investment purposes or held as a natural hedging instrument designed to act as an economic hedge against the changes in value or cash flows of a hedged item (“other” derivative). Changes in the fair value of a derivative that is highly effective as – and that is designated and qualifies as – a fair-value hedge, along with the loss or gain on the hedged asset or liability that is attributable to the hedged risk (including losses or gains on firm commitments), are recorded in current-period earnings. Changes in the fair value of a derivative that is highly effective as – and that is designated and qualified as – a cash-flow hedge are recorded in other comprehensive income, until earnings are affected by the variability of cash flows. Changes in the fair value of other derivatives are recognized in current earnings and reported in “Realized Investment Gains (Losses) – Derivative Financial Instruments” in the Company’s consolidated condensed statements of income.

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

The Company discontinues hedge accounting prospectively when (1) it is determined that the derivative is no longer effective in offsetting changes in the fair value or cash flows of a hedged item (including firm commitments or forecasted transactions); (2) the derivative expires or is sold, terminated, or exercised; (3) the derivative is designated as a hedge instrument, because it is unlikely that a forecasted transaction will occur; (4) because a hedged firm commitment no longer meets the definition of a firm commitment; or (5) management determines that designation of the derivative as a hedge instrument is no longer appropriate.

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

Fair-Value Hedges. The Company has designated, as a fair value hedge, callable interest rate swaps used to modify the interest characteristics of certain callable Medium-Term Notes and stable value contracts. In assessing hedge effectiveness, the Company excludes the embedded call option’s time value component from each derivative’s total gain or loss. In 2002 and 2001, total measured ineffectiveness for the fair value hedging relationships was insignificant while the excluded time value component resulted in a pre-tax gain of $0 and $1.3 million, respectively. Both the measured ineffectiveness and the excluded time value component are reported in “Realized Investment Gains (Losses) – Derivative Financial Instruments” in the Company’s consolidated statements of income.

Cash-Flow Hedges. The Company has entered into a foreign currency swap to hedge the risk of changes in the value of interest and principal payments to be made on certain of its foreign-currency-based stable value contracts. Under the terms of the swap, the Company pays a fixed U.S.-dollar-denominated rate and receives a fixed foreign-currency-denominated rate. Effective July 1, 2002, the Company designated this swap as a cash flow hedge and therefore recorded the change in the fair value of the swap during the period in accumulated other comprehensive income. During 2002, a pretax loss of $19.8 million representing the change in fair value of the hedged contracts, and a gain of like amount representing the application of hedge accounting to this transaction, were recorded in “Realized Investment Gains (Losses) – Derivative Financial Instruments” in the Company’s consolidated condensed statements of income. For the year ended December 31, 2002, the amount of the hedge’s ineffectiveness reported as a loss was insignificant. Additionally, as of December 31, 2002, the Company reported a reduction to accumulated other comprehensive income of $2.1 million (net of income tax of $1.1 million) related to its derivative designated as a cash flow hedge. During 2003, the Company expects to reclassify out of accumulated other comprehensive income and into earnings, as a reduction of interest expense, approximately $0.9 million.

Other Derivatives. The Company uses certain interest rate swaps, caps, floors, swaptions, options and futures contracts as economic hedges against the changes in value or cash flows of outstanding mortgage loan commitments and certain owned investments as well as certain debt and preferred security obligations of the Company. In 2002 and 2001, the Company recognized total pre-tax gains of $23.7 million and total pre-tax losses of $10.8 million, respectively, representing the change in fair value of these derivative instruments as well as a realized gain or loss on contracts closed during the period.

On its foreign currency swaps, the Company recognized a $70.8 million pre-tax gain in 2002 while recognizing a $74.9 million foreign exchange pre-tax loss on the related foreign-currency-denominated stable value contracts. In 2001, the Company recognized an $8.2 million pre-tax loss on its foreign currency swaps while recognizing an $11.2 million foreign exchange pre-tax gain on the related foreign-currency-denominated stable value contracts. The net loss and net gain in 2002 and 2001, respectively, primarily results from the difference in the forward and spot exchange rates used to revalue the currency swaps and the stable value contracts, respectively. This net loss and net gain is reflected in “Realized Investment Gains (Losses) – Derivative Financial Instruments” in the Company’s consolidated condensed statements of income.

The Company has entered into asset swap arrangements to, in effect, sell the equity options embedded in owned convertible bonds in exchange for an interest rate swap that converts the remaining host bond to a variable rate instrument. In 2002 and 2001, the Company recognized a $2.0 million and $12.2 million pre-tax gain, respectively, for the change in the asset swaps’ fair value and recognized a $7.8 million and $16.9 million pre-tax loss, respectively, to separately record the embedded equity options at fair value.

The Company has also entered into a total return swap in connection with a portfolio of investment securities managed by the Company for an unrelated party. The Company recognized an $8.5 million and $0.3 million pre-tax loss in 2002 and 2001, respectively, for the change in the total return swap’s fair value.

At December 31, 2002, contracts with a notional amount of $7.1 billion were in a $89.9 million net gain position. At December 31, 2001, contracts with a notional amount of $5.5 billion were in a $23.8 million net loss position.

The Company’s derivative financial instruments are with highly rated counterparties.

Cash

Cash includes all demand deposits reduced by the amount of outstanding checks and drafts. The Company has deposits with certain financial institutions which exceed federally insured limits. The Company has reviewed the creditworthiness of these financial institutions and believes there is minimal risk of a material loss.

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

The cost to acquire blocks of insurance, representing the present value of future profits from such blocks of insurance, is also included in deferred policy acquisition costs. The Company amortizes the present value of future profits over the premium payment period, including accrued interest of up to approximately 8%. The unamortized present value of future profits for all acquisitions was approximately $542.5 million and $523.4 million at December 31, 2002 and 2001, respectively. During 2002, $62.5 million of present value of future profits was capitalized (relating to acquisitions and adjustments made during the year), a $2.1 million reduction came from the sale of a small subsidiary, and $41.3 million was amortized. During 2001, $221.9 million of present value of future profits was capitalized and $42.1 million was amortized.

The expected amortization of the present value of future profits for the next five years is as follows:

  YEAR                EXPECTED AMORTIZATION
---------------------------------------------
  2003                     $33,600
  2004                      32,400
  2005                      30,500
  2006                      29,100
  2007                      28,100

Goodwill

The goodwill balance at December 31, 2002 and 2001 was $47.3 million and $48.2 million, respectively. The decrease of $0.9 million in 2002 relates to the sale of a small subsidiary in the first quarter. At October 31, 2002, the Company evaluated its goodwill and determined that fair value had not decreased below carrying value and no adjustment to impair goodwill was necessary in accordance with SFAS No. 142.

Property and Equipment

Property and equipment are reported at cost. The Company primarily uses the straight-line method of depreciation based upon the estimated useful lives of the assets. The Company’s Home Office building is depreciated over a thirty-nine year useful life, furniture is depreciated over a ten year useful life, office equipment and machines are depreciated over a five year useful life, and software and computers are depreciated over a three year useful life. Major repairs or improvements are capitalized and depreciated over the estimated useful lives of the assets. Other repairs are expensed as incurred. The cost and related accumulated depreciation of property and equipment sold or retired are removed from the accounts, and resulting gains or losses are included in income.

Property and equipment consisted of the following at December 31:

                                               2002                2001
--------------------------------------------------------------------------
  Home Office building                       $45,297             $45,845
  Data processing equipment                   31,844              34,100
  Other, principally furniture
         and equipment                        41,006              40,055
--------------------------------------------------------------------------
                                             118,147             120,000
  Accumulated depreciation                    76,823              68,693
--------------------------------------------------------------------------
                                             $41,324             $51,307
==========================================================================

Separate Accounts

The assets and liabilities related to separate accounts in which the Company does not bear the investment risk are valued at market and reported separately as assets and liabilities related to separate accounts in the accompanying consolidated financial statements.

Stable Value Contracts Account Balances

The Company markets guaranteed investment contracts (GICs) to 401(k) and other qualified retirement savings plans, and fixed and floating rate funding agreements to the trustees of municipal bond proceeds, institutional investors, bank trust departments, and money market funds. GICs and funding agreements are generally contracts that specify a return on deposits for a specified period and often provide flexibility for withdrawals at book value in keeping with the benefits provided by the plan. Stable value contract account balances include GICs and funding agreements issued by the Company as well as the obligations of consolidated special purpose trusts or entities formed to purchase funding agreements issued by the Company. At December 31, 2002 and 2001 the Company had $2.2 billion and $1.7 billion of stable value contract account balances marketed through structured programs. Most GICs and funding agreements written by the Company have maturities of three to five years. At December 31, 2002, maturities of stable value contracts were $1.1 billion in 2003, $1.6 billion in 2004–2005, $1.3 billion in 2006–2007, and $59.2 million after 2007.

Revenues and Benefits Expense

Traditional Life, Health, and Credit Insurance Products. Traditional life insurance products consist principally of those products with fixed and guaranteed premiums and benefits, and they include whole life insurance policies, term and term-like life insurance policies, limited payment life insurance policies, and certain annuities with life contingencies. Life insurance and immediate annuity premiums are recognized as revenue when due. Health and credit insurance premiums are recognized as revenue over the terms of the policies. Benefits and expenses are associated with earned premiums so that profits are recognized over the life of the contracts. This is accomplished by means of the provision for liabilities for future policy benefits and the amortization of deferred policy acquisition costs. Gross premiums in excess of net premiums related to immediate annuities are deferred and recognized over the life of the policy.

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

Activity in the liability for unpaid claims is summarized as follows:

                                                      2002               2001                2000
----------------------------------------------------------------------------------------------------
  Balance beginning of year                         $100,023           $110,064           $122,346
       Less reinsurance                               33,723             25,830             47,661
----------------------------------------------------------------------------------------------------
  Net balance beginning of year                       66,300             84,234             74,685
----------------------------------------------------------------------------------------------------
  Incurred related to:
  Current year                                       258,612            383,371            323,222
  Prior year                                            (338)            (1,080)            (4,880)
----------------------------------------------------------------------------------------------------
  Total incurred                                     258,274            382,291            318,342
----------------------------------------------------------------------------------------------------
  Paid related to:
  Current year                                       243,206            312,748            252,209
  Prior year                                          22,528             81,220             61,925
----------------------------------------------------------------------------------------------------
  Total paid                                         265,734            393,968            314,134
----------------------------------------------------------------------------------------------------
  Other changes:
  Acquisitions and reserve transfers                   2,609             (6,257)             5,341
----------------------------------------------------------------------------------------------------
  Net balance end of year                             61,449             66,300             84,234
       Plus reinsurance                               54,765             33,723             25,830
----------------------------------------------------------------------------------------------------
  Balance end of year                               $116,214           $100,023           $110,064
====================================================================================================

Universal Life and Investment Products. Universal life and investment products include universal life insurance, guaranteed investment contracts, deferred annuities, and annuities without life contingencies. Premiums and policy fees for universal life and investment products consist of fees that have been assessed against policy account balances for the costs of insurance, policy administration, and surrenders. Such fees are recognized when assessed and earned. Benefit reserves for universal life and investment products represent policy account balances before applicable surrender charges plus certain deferred policy initiation fees that are recognized in income over the term of the policies. Policy benefits and claims that are charged to expense include benefit claims incurred in the period in excess of related policy account balances and interest credited to policy account balances. Interest rates credited to universal life and investment products ranged from 3.0% to 9.4% in 2002.

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

Discontinued Operations

On December 31, 2001, the Company completed the sale to Fortis, Inc. of substantially all of its Dental Benefits Division (Dental Division) and discontinued other remaining Dental Division related operations, primarily other health insurance lines.

The operating results and charges related to the sale of the Dental Division and discontinuance of other related operations at December 31 are as follows:

                                                                                    2002         2001          2000
-----------------------------------------------------------------------------------------------------------------------
  Total revenues                                                                  $15,809      $350,916      $369,239
-----------------------------------------------------------------------------------------------------------------------
  Income (loss) before income taxes from discontinued operations                       $0     $(12,797)       $27,718
  Income tax (expense) benefit                                                          0         2,820       (11,596)
-----------------------------------------------------------------------------------------------------------------------
  Income (loss) from discontinued operations                                           $0      $(9,977)       $16,122
-----------------------------------------------------------------------------------------------------------------------
  Gain from sale of discontinued operations before income tax                                   $22,927
  Income tax expense related to sale                                                           (43,472)
-----------------------------------------------------------------------------------------------------------------------
  Loss from sale of discontinued operations                                                   $(20,545)
-----------------------------------------------------------------------------------------------------------------------
  Income (loss) from discontinued operations - per share (diluted and basic)            0        $(.14)          $.24
  Loss from sale of discontinued operations - per share (diluted and basic)                      $(.29)
-----------------------------------------------------------------------------------------------------------------------

Assets and liabilities related to the discontinued lines of business of approximately $5.1 million and $6.7 million, respectively, remain at December 31, 2002.

Net Income Per Share

Net income per share – basic is net income divided by the average number of shares of Common Stock outstanding including shares that are issuable under various deferred compensation plans.

Net income per share – diluted is adjusted net income divided by the average number of shares outstanding including all diluted, potentially issuable shares that are issuable under various stock-based compensation plans and stock purchase contracts.

Net income and a reconciliation of basic and diluted average shares outstanding for the years ended December 31 is summarized as follows:

                                                                            2002             2001             2000
----------------------------------------------------------------------------------------------------------------------
  Net income                                                              $177,355         $102,943         $153,476
  Average shares issued and outstanding                                 68,659,881       68,037,410       64,544,140
  Stock held in trust                                                      (67,566)         (47,759)         (41,797)
  Issuable under various deferred compensation plans                     1,331,640        1,420,874        1,330,006
----------------------------------------------------------------------------------------------------------------------
  Average shares outstanding - basic                                    69,923,955       69,410,525       65,832,349
  Stock held in trust                                                       67,566           47,759           41,797
  Stock appreciation rights                                                220,500          266,132          131,443
  Issuable under various other stock-based compensation plans              250,776          225,757          275,539
----------------------------------------------------------------------------------------------------------------------
  Average shares outstanding - diluted                                  70,462,797       69,950,173       66,281,128
----------------------------------------------------------------------------------------------------------------------

Supplemental Cash Flow Information

The following table sets forth supplemental cash flow information for the years ended December 31:

                                                                             2002            2001            2000
----------------------------------------------------------------------------------------------------------------------
  Cash paid during the year:
       Interest on debt                                                    $33,043          $36,095          $37,660
       Income taxes                                                        132,039           31,795           55,798
----------------------------------------------------------------------------------------------------------------------
  Noncash investing and financing activities:
  Reissuance of treasury stock to ESOP                                         $59             $879             $255
  Change in unallocated stock in ESOP                                          540              369              357
  Stock-based compensation                                                   3,239            3,589           33,655
  Redemption of FELINE PRIDES (See Note 4)                                                  113,414
  Acquisitions and related reinsurance transactions:
       Assets acquired                                                    $358,897       $2,554,202         $533,869
       Liabilities assumed                                                (489,412)      (2,430,175)        (371,456)
-----------------------------------------------------------------------------------------------------------------------
  Net                                                                    $(130,515)        $124,027         $162,413
========================================================================================================================

Reclassifications

Certain reclassifications have been made in the previously reported financial statements and accompanying notes to make the prior year amounts comparable to those of the current year. Such reclassifications had no effect on previously reported net income, total assets, or share-owners’ equity.

2. Investment Operations

Major categories of net investment income for the years ended December 31 are summarized as follows:

                                                        2002                  2001               2000
---------------------------------------------------------------------------------------------------------
  Fixed maturities                                    $680,825             $615,089            $536,550
  Equity securities                                      3,500                3,550               2,955
  Mortgage loans                                       218,165              208,830             177,917
  Investment real estate                                 2,437                4,632               3,132
  Policy loans                                          37,463               31,763              14,977
  Short-term investments and other                     105,688               37,281              12,113
---------------------------------------------------------------------------------------------------------
                                                     1,048,078              901,145             747,644
  Investment expenses                                   16,874               17,104              17,495
---------------------------------------------------------------------------------------------------------
                                                    $1,031,204             $884,041            $730,149
=========================================================================================================
Realized investment gains (losses) for all other investments for the years ended December 31 are summarized as follows:

                                                          2002                 2001                2000
---------------------------------------------------------------------------------------------------------
  Fixed maturities                                      $2,674              $(7,311)           $(14,793)
  Equity securities                                         65                2,462               1,685
  Mortgage loans and other investments                  (1,829)              (3,891)             (2,948)
---------------------------------------------------------------------------------------------------------
                                                          $910              $(8,740)           $(16,056)
=========================================================================================================

In 2002, gross gains on the sale of investments available for sale (fixed maturities, equity securities, and short-term investments) were $73.0 million, and gross losses were $72.5 million. In 2001, gross gains were $27.5 million, and gross losses were $32.5 million. In 2000, gross gains were $8.7 million, and gross losses were $28.4 million.

Each quarter the Company reviews investments with material unrealized losses and tests for other-than-temporary impairments. The Company analyzes various factors to determine if any specific other than temporary asset impairments exist. Once a determination has been made that a specific other-than-temporary impairment exists, a realized loss is incurred and the cost basis of the impaired asset is adjusted to its fair value. During 2002 and 2001, the Company recorded other-than-temporary impairments in its investments of $30.2 million and $12.6 million, respectively. The Company did not record any other-than-temporary impairments in its investments in 2000.

Realized investment gains (losses) for derivative financial instruments for the years ended December 31 are summarized as follows:

                                                        2002              2001               2000
----------------------------------------------------------------------------------------------------
  Derivative financial instruments                     $5,236          $(11,431)            $9,013
----------------------------------------------------------------------------------------------------

The amortized cost and estimated market value of the Company’s investments classified as available for sale at December 31 are as follows:

                                                                                  GROSS         GROSS        ESTIMATED
                                                                   AMORTIZED    UNREALIZED    UNREALIZED       MARKET
                                                                     COST         GAINS         LOSSES         VALUE
-------------------------------------------------------------------------------------------------------------------------
  2002
  FIXED MATURITIES:
      Bonds:
        Mortgage-backed securities                               $4,168,026     $199,316       $28,311       $4,339,031
        United States Government and authorities                     90,647        5,752             0           96,399
        States, municipalities, and political subdivisions           27,005        2,349             0           29,354
        Public utilities                                          1,153,710       61,831        42,139        1,173,402
        Convertibles and bonds with warrants                        115,728        2,656         5,872          112,512
        All other corporate bonds                                 5,664,549      348,809       101,818        5,911,540
      Redeemable preferred stocks                                     1,700          127             0            1,827
-------------------------------------------------------------------------------------------------------------------------
                                                                 11,221,365      620,840       178,140       11,664,065
  Equity securities                                                  66,820        2,408         4,705           64,523
  Short-term investments                                            448,399            0             0          448,399
-------------------------------------------------------------------------------------------------------------------------
                                                                $11,736,584     $623,248      $182,845      $12,176,987
=========================================================================================================================

  2001
  Fixed maturities:
      Bonds:
        Mortgage-backed securities                               $3,709,118      $84,965       $33,759       $3,760,324
        United States Government and authorities                     98,967        4,088             0          103,055
        States, municipalities, and political subdivisions           94,022        4,009             0           98,031
        Public utilities                                            807,773       19,763         4,860          822,676
        Convertibles and bonds with warrants                         96,951        7,423         6,184           98,190
        All other corporate bonds                                 4,936,614      117,092        99,500        4,954,206
      Redeemable preferred stocks                                     1,612            0             3            1,609
-------------------------------------------------------------------------------------------------------------------------
                                                                  9,745,057      237,340       144,306        9,838,091
  Equity securities                                                  78,332        3,565         5,123           76,774
  Short-term investments                                            237,155            0             0          237,155
-------------------------------------------------------------------------------------------------------------------------
                                                                $10,060,544     $240,905      $149,429      $10,152,020
=========================================================================================================================

The amortized cost and estimated market value of fixed maturities at December 31, 2002, by expected maturity, are shown as follows. Expected maturities are derived from rates of prepayment that may differ from actual rates of prepayment.

                                         Estimated          Estimated
                                         Amortized            Market
                                            Cost              Value
----------------------------------------------------------------------
  Due in one year or less                 $844,795          $845,577
  Due after one year through
        five years                       2,685,779         2,749,260
  Due after five years
        through ten years                2,602,883         2,767,627
  Due after ten years                    5,087,908         5,301,601
----------------------------------------------------------------------
                                       $11,221,365       $11,664,065
======================================================================

At December 31, 2002 and 2001, the Company had bonds which were rated less than investment grade of $869.2 million and $447.3 million, respectively, having an amortized cost of $969.4 million and $524.1 million, respectively. At December 31, 2002, approximately $70.9 million of the bonds rated less than investment grade were securities issued in Company-sponsored commercial mortgage loan securitizations. Approximately $1,968.1 million of bonds are not publicly traded.

The change in unrealized gains (losses), net of income tax, on fixed maturity and equity securities for the years ended December 31 is summarized as follows:

                                     2002          2001               2000
------------------------------------------------------------------------------
  Fixed maturities                $227,283       $108,307           $109,626
  Equity securities                   (480)           715               (820)
------------------------------------------------------------------------------

At December 31, 2002, all of the Company’s mortgage loans were commercial loans of which 76% were retail, 8% were apartments, 7% were office buildings, 7% were warehouses, and 1% were other. The Company specializes in making mortgage loans on either credit-oriented or credit-anchored commercial properties. No single tenant’s leased space represents more than 3.1% of mortgage loans. Approximately 75% of the mortgage loans are on properties located in the following states listed in decreasing order of significance: Texas, Tennessee, Georgia, North Carolina, South Carolina, Alabama, Florida, Virginia, California, Mississippi, Pennsylvania, Washington, and Ohio.

Many of the mortgage loans have call provisions between 3 and 10 years. Assuming the loans are called at their next call dates, approximately $86.7 million would become due in 2003, $399.6 million in 2004 to 2007, $355.0 million in 2008 to 2012, and $27.2 million thereafter.

At December 31, 2002, the average mortgage loan was $2.1 million, and the weighted average interest rate was 7.5%. The largest single mortgage loan was $24.8 million.

For several years the Company has offered a type of commercial mortgage loan under which the Company will permit a slightly higher loan-to-value ratio in exchange for a participating interest in the cash flows from the underlying real estate. As of December 31, 2002 and 2001, approximately $475.5 million and $548.4 million respectively, of the Company’s mortgage loans have this participation feature.

At December 31, 2002 and 2001, the Company’s problem mortgage loans (over ninety days past due) and foreclosed properties totaled $20.6 million and $29.6 million, respectively. Since the Company’s mortgage loans are collateralized by real estate, any assessment of impairment is based upon the estimated fair value of the real estate. Based on the Company’s evaluation of its mortgage loan portfolio, the Company does not expect any material losses on its mortgage loans.

At December 31, 2002 and 2001, the Company had investments related to retained beneficial interests of mortgage loan securitizations of $295.7 million and $286.4 million, respectively.

Certain investments with a carrying value of $87.6 million were non-income producing for the twelve months ended December 31, 2002.

Policy loan interest rates generally range from 4.5% to 8.0%.

On December 31, 2001, Protective Life Insurance Company had $117.0 million of securities sold under repurchase agreements with an interest rate of 2.0%. The agreement-to-repurchase liability is recorded as securities sold under repurchase agreements.

3. Income Taxes

The Company’s effective income tax rate related to continuing operations varied from the maximum federal income tax rate as follows:

                                               2002              2001                2000
 ------------------------------------------------------------------------------------------
  Statutory federal income tax
        rate applied to pretax income          35.0%             35.0%               35.0%
  Amortization of nondeductible
        goodwill                                0.0               0.1                 0.1
  State income taxes                            0.8               0.7                 0.6
  Dividends received deduction
        and tax-exempt interest                (2.1)             (1.8)               (0.4)
  Low-income housing credit                    (0.4)             (0.5)               (0.3)
  Other                                        (0.2)             (0.8)                0.1
-------------------------------------------------------------------------------------------
                                               33.1%             32.7%               35.1%
===========================================================================================

The provision for federal income tax differs from amounts currently payable due to certain items reported for financial statement purposes in periods which differ from those in which they are reported for income tax purposes.

Details of the deferred income tax provision for the years ended December 31 are as follows:

                                          2002                    2001                   2000
-------------------------------------------------------------------------------------------------
  Deferred policy acquisition
        costs                           $19,378                 $81,947                 $30,250
  Benefit and other policy
        liability changes                40,104                 (75,422)                 34,986
  Temporary differences of
        investment income               (30,933)                  6,285                  (2,590)
  Other items                             7,892                  (8,939)                   (272)
-------------------------------------------------------------------------------------------------
                                        $36,441                  $3,871                 $62,374
=================================================================================================

The components of the Company’s net deferred income tax liability as of December 31 were as follows:

                                                  2002                     2001
------------------------------------------------------------------------------------
  Deferred income tax assets:
       Policy and policyholder
          liability reserves                    $244,814                $276,071
       Other                                       7,489                  15,381
------------------------------------------------------------------------------------
                                                 252,303                 291,452
------------------------------------------------------------------------------------
  Deferred income tax liabilities:
       Deferred policy acquisition
          costs                                  398,450                 379,072
       Unrealized gains (losses)
          on investments                          96,446                  39,610
------------------------------------------------------------------------------------
                                                 494,896                 418,682
------------------------------------------------------------------------------------
  Net deferred income tax
       liability                                $242,593                $127,230
====================================================================================

Under pre-1984 life insurance company income tax laws, a portion of the Company’s gain from operations which was not subject to current income taxation was accumulated for income tax purposes in a memorandum account designated as Policyholders’ Surplus. The aggregate accumulation in this account at December 31, 2002, was approximately $70.5 million. Should the accumulation in the Policyholders’ Surplus account of the life insurance subsidiaries exceed certain stated maximums, or should distributions including cash dividends be made to Protective Life Corporation in excess of approximately $1.1 billion, such excess would be subject to federal income taxes at rates then effective. Deferred income taxes have not been provided on amounts designated as Policyholders’ Surplus. Under current income tax laws, the Company does not anticipate paying income tax on amounts in the Policyholders’ Surplus accounts.

4. Long-Term Debt and Guaranteed Preferred Beneficial Interests

Long-term debt at December 31 is summarized as follows:

                                                           2002                  2001
---------------------------------------------------------------------------------------
  Long-term debt (year of issue):
  Notes payable to banks, due 2005                       $30,000
  Floating Rate Senior Notes
       (2001), due 2003                                  100,000             $100,000
  7.95% Senior Notes (1994),
       due 2004                                           75,000               75,000
  7.45% Medium-Term Notes
       (1996), due 2011                                    9,852                9,852
  8.00% Senior Notes (2000),
       due 2010, callable 2003                            49,858               49,873
  8.10% Senior Notes (2000),
       due 2015, callable 2003                            39,843               39,853
  8.25% Senior Notes (2000),
       due 2030, callable 2005                            34,699               34,719
  7.50% Senior Notes (2000),
  due 2016, callable 2004                                 59,914               59,944
  Mortgage notes on
       investment real estate                              6,944                6,970
---------------------------------------------------------------------------------------
                                                        $406,110             $376,211
=======================================================================================

Under revolving line of credit arrangements with several banks, the Company can borrow up to $200 million on an unsecured basis. No compensating balances are required to maintain the line of credit. At December 31, 2002, the Company had $30.0 million outstanding under these credit arrangements at an interest rate of 1.92%. The amounts outstanding under the line of credit are due in 2005. At December 31, 2001, the Company had no borrowings outstanding under these credit arrangements.

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

At December 31, 2002, future maturities of long-term debt are $100.0 million in 2003, $75.0 million in 2004, $30.0 million in 2005, and $201.1 million in years after 2006.

In 1997, a special purpose finance subsidiary, PLC Capital Trust I, issued $75 million of 8.25% Trust Originated Preferred Securities (TOPrSSM). The 8.25% TOPrS were guaranteed on a subordinated basis by the Company. This guarantee, considered together with the other obligations of the Company with respect to the 8.25% TOPrS, constituted a full and unconditional guarantee by the Company of PLC Capital Trust I’s obligations with respect to the 8.25% TOPrS.

PLC Capital Trust I was formed solely to issue securities and use the proceeds thereof to purchase subordinated debentures of the Company. The sole assets of PLC Capital Trust I were $77.3 million of Protective Life Corporation 8.25% Subordinated Debentures due 2027, Series B.

On October 25, 2002, the Company caused PLC Capital Trust I to redeem the 8.25% TOPrS. In a related transaction the Company redeemed its subordinated debentures which were held by PLC Capital Trust I. The redemption of the subordinated debentures resulted in an extraordinary loss of $1.4 million ($0.02 per share on both a diluted and basic basis) due to early extinguishment of debt. The loss is comprised primarily of unamortized deferred debt issue costs, net of an income tax benefit of $0.8 million.

Also in 1997, another special purpose finance subsidiary, PLC Capital Trust II, issued $115 million of FELINE PRIDESSM which are comprised of stock purchase contracts and a beneficial ownership of 6.5% TOPrS. The sole assets of PLC Capital Trust II were $118.6 million of Protective Life Corporation 6.5% Subordinated Debentures due 2003, Series C. In February 2001, the Company issued 3,918,843 shares of its Common Stock under the stock purchase contracts. In the transaction, substantially all of the 6.5% TOPrS and the underlying subordinated debt was redeemed. The dividend rate on the TOPrS that remained outstanding after February 2001 was reset to 6.77% under a formula specified in the agreement. The remaining outstanding TOPrS and underlying subordinated debt were redeemed in April 2001.

In August 2001, a special purpose finance subsidiary of the Company, PLC Capital Trust III, issued $100 million of 7.5% TOPrS. The 7.5% TOPrS are guaranteed on a subordinated basis by the Company. This guarantee, considered together with the other obligations of the Company with respect to the 7.5% TOPrS, constitutes a full and unconditional guarantee by the Company of PLC Capital Trust III’s obligations with respect to the 7.5% TOPrS.

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

On September 25, 2002, a special purpose finance subsidiary of the Company, PLC Capital Trust IV, issued $115 million of 7.25% TOPrSSM. The 7.25% TOPrS are guaranteed on a subordinated basis by the Company. This guarantee, considered together with the other obligations of the Company with respect to the 7.25% TOPrS, constitutes a full and unconditional guarantee by the Company of PLC Capital Trust IV’s obligations with respect to the 7.25% TOPrS.

PLC Capital Trust IV was formed solely to issue securities and use the proceeds thereof to purchase subordinated debentures of the Company. The sole assets of PLC Capital Trust IV are $118.6 million of Protective Life Corporation 7.25% Subordinated Debentures due 2032, Series E. The Company has the right under the subordinated debentures to extend interest payment periods up to five consecutive years, and, as a consequence, dividends on the 7.25% TOPrS may be deferred (but will continue to accumulate, together with additional dividends on any accumulated but unpaid dividends at the dividend rate) by PLC Capital Trust IV during any such extended interest payment period. The 7.25% TOPrS are redeemable by PLC Capital Trust IV at any time on or after September 25, 2007.

The TOPrS are reported in the accompanying balance sheets as “guaranteed preferred beneficial interests.”

The Company uses interest rate swap agreements to convert a portion of its debt and preferred securities from a fixed interest or dividend rate to a floating rate. Interest expense on all debt, including dividends on preferred securities and the effect of interest rate swap agreements, totaled $25.8 million, $32.9 million, and $34.2 million in 2002, 2001, and 2000, respectively.

5. Recent Acquisitions

In January 2001, the Company coinsured a block of individual life policies from Standard Insurance Company.

In October 2001, the Company completed the acquisition of the stock of Inter-State Assurance Company (Inter-State) and First Variable Life Insurance Company (First Variable) from ILona Financial Group, Inc., a subsidiary of Irish Life & Permanent plc of Dublin, Ireland. The purchase price was approximately $250 million. The assets acquired included $166.1 million of present value of future profits.

In June 2002, the Company coinsured a block of traditional life and interest-sensitive life insurance policies from Conseco Variable Insurance Company.

These transactions have been accounted for as purchases, and the results of the transactions have been included in the accompanying financial statements since their respective effective dates.

Summarized below are the consolidated results of operations for 2002 and 2001, on an unaudited pro forma basis, as if the Inter-State, First Variable, and Conseco transactions had occurred as of January 1, 2001. The pro forma information is based on the Company’s consolidated results of operations for 2002 and 2001, and on data provided by the acquired companies, after giving effect to certain pro forma adjustments. The pro forma financial information does not purport to be indicative of results of operations that would have occurred had the transaction occurred on the basis assumed above nor are they indicative of results of the future operations of the combined enterprises.

  (unaudited)                                     2002                     2001
------------------------------------------------------------------------------------
  Total revenues                              $1,961,148                $1,764,476
  Net income                                     179,981                   116,970
  Net income per share - basic                      2.57                      1.69
  Net income per share - diluted                    2.55                      1.67
------------------------------------------------------------------------------------

6. Commitments and Contingent Liabilities

The Company is contingently liable to obtain a $20 million letter of credit under indemnity agreements with its directors. Such agreements provide insurance protection in excess of the directors’ and officers’ liability insurance in force at the time up to $20 million. Should certain events occur constituting a change in control of the Company, the Company must obtain the letter of credit upon which directors may draw for defense or settlement of any claim relating to performance of their duties as directors. The Company has similar agreements with certain of its officers providing up to $10 million in indemnification that are not secured by the obligation to obtain a letter of credit.

The Company leases administrative and marketing office space in approximately 60 cities including Birmingham, with most leases being for periods of three to ten years. The aggregate annualized rent is approximately $11.0 million.

In February 2000, the Company entered into an arrangement related to the construction of a building contiguous to its existing home office complex. In connection with the arrangement the Company established a special purpose vehicle (SPV) that owns the building and leases it to the Company. The lease is accounted for as an operating lease under SFAS No. 13 “Accounting For Leases”. The SPV is funded and its equity is held by outside investors, and as a result, neither the debt nor the building owned by the SPV are included in the Company’s consolidated financial statements. Lease payments commence upon completion, which occurred January 31, 2003, and is based on then current LIBOR interest rates and the cost of the building. At the end of the lease term, February 1, 2007, the Company may purchase the building for the original building cost of approximately $75 million. Based upon current interest rates, annual lease payments are estimated to be $1.6 million. Were the Company not to purchase the building, a payment of approximately $66.8 million would be due at the end of the lease term.

Under insurance guaranty fund laws, in most states insurance companies doing business therein can be assessed up to prescribed limits for policyholder losses incurred by insolvent companies. The Company does not believe such assessments will be materially different from amounts already provided for in the financial statements. Most of these laws do provide, however, that an assessment may be excused or deferred if it would threaten an insurer’s own financial strength.

A number of civil jury verdicts have been returned against insurers and other providers of financial services involving sales practices, alleged agent misconduct, failure to properly supervise representatives’ relationships with agents or persons with whom the insurer does business, and other matters. Increasingly these lawsuits have resulted in the award of substantial judgments that are disproportionate to the actual damages, including material amounts of punitive and non-economic compensatory damages. In some states, juries, judges, and arbitrators have substantial discretion in awarding punitive and non-economic compensatory damages which creates the potential for unpredictable material adverse judgments or awards in any given lawsuit or arbitration. Arbitration awards are subject to very little appellate review. In addition, in some class action and other lawsuits, companies have made material settlement payments. The Company, like other financial service companies, in the ordinary course of business, is involved in such litigation or, alternatively, in arbitration. The Company is currently in arbitration with one reinsurer with respect to amounts overpaid, and the reinsured has indicated the intent to raise defenses and possible counterclaims. Although the outcome of any such litigation or arbitration cannot be predicted, the Company believes that at the present time there are no pending or threatened lawsuits that are reasonably likely to have a material adverse effect on the financial position, results of operations, or liquidity of the Company.

7. Share-Owners' Equity and Restrictions and Stock-based Compensation

Activity in the Company’s issued and outstanding common stock is summarized as follows:

                                                           ISSUED             TREASURY           OUTSTANDING
                                                           SHARES              SHARES              SHARES
-------------------------------------------------------------------------------------------------------------
  Balance, December 31, 1999                             69,333,117          4,831,025           64,502,092
  Reissuance of treasury stock                                                 (55,475)              55,475
-------------------------------------------------------------------------------------------------------------
  Balance, December 31, 2000                             69,333,117          4,775,550           64,557,567
  Reissuance of treasury stock                                                (180,606)             180,606
  Repurchase of treasury stock                                                 101,844             (101,844)
  Redemption of FELINE PRIDES                             3,918,843                               3,918,843
-------------------------------------------------------------------------------------------------------------
  Balance, December 31, 2001                             73,251,960          4,696,788           68,555,172
  Reissuance of treasury stock                                                (150,177)             150,177
  Repurchase of treasury stock                                                  29,455              (29,455)
-------------------------------------------------------------------------------------------------------------
  Balance, December 31, 2002                             73,251,960          4,576,066           68,675,894
=============================================================================================================

The Company has a Rights Agreement that provides rights to owners of the Company’s Common Stock to purchase Series A Junior Participating Cumulative Preferred Stock, or in certain circumstances, either Common Stock or common stock of an acquiring company at one-half the market price of such Common Stock or common stock, as the case may be. The rights will become exercisable if certain events occur with respect to the Company, including the acquisition by a person or group of 15% or more of the Company’s Common Stock. The Company can redeem the rights at $.01 per right in certain circumstances, including redemption until 10 business days following a public announcement that 15% or more of the Company’s Common Stock has been acquired by a person or group.

Share owners have authorized 4,000,000 shares of Preferred Stock, $1.00 par value. Other terms, including preferences, voting, and conversion rights, may be established by the Board of Directors. In connection with the Rights Agreement, 400,000 of these shares have been designated as Series A Junior Participating Cumulative Preferred Stock, $1.00 par value, and were unissued at December 31, 2002. The remaining 3,600,000 shares of Preferred Stock, $1.00 par value, were also unissued at December 31, 2002.

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

The Company may, from time to time, reissue treasury shares or buy in the open market additional shares of Common Stock to complete its 401(k) obligations. Accordingly, in 2001, the Company reissued from treasury 30,721 shares of Common Stock to the 401(k) Plan and reissued from treasury another 2,960 shares during 2002.

Since 1973, the Company has had stock-based incentive plans to motivate management to focus on the Company’s long-range performance through the awarding of stock-based compensation. Under plans approved by share owners in 1997 and 1998, up to 5,000,000 shares may be issued in payment of awards.

The criteria for payment of performance awards is based primarily upon a comparison of the Company’s average return on average equity and total rate of return over a four-year award period (earlier upon the death, disability, or retirement of the executive, or in certain circumstances, of a change in control of the Company) to that of a comparison group of publicly held life and multiline insurance companies. If the Company’s results are below the median of the comparison group, no portion of the award is earned. If the Company’s results are at or above the 90th percentile, the award maximum is earned. Awards are paid in shares of Company Common Stock.

Performance shares and performance-based stock appreciation rights (P-SARs) awarded in 2002, 2001, and 2000, and the estimated fair value of the awards at grant date are as follows:

   YEAR                       PERFORMANCE                        ESTIMATED
  AWARDED                       SHARES         P-SARS            FAIR VALUE
-----------------------------------------------------------------------------
   2002                         192,360                            $5,700
   2001                         153,490         40,000              4,900
   2000                           3,330        513,618              3,700

A performance share is equivalent in value to one share of Company Common Stock. Each P-SAR will convert to the equivalent of one stock appreciation right (SAR) if earned. Of the 2000 P-SARs awarded, 68,392 have been canceled and 100,072 have been converted to SARs. The remaining 345,154 P-SARs will convert to SARs in 2004 if earned. The 40,000 P-SARs awarded in 2001 were not earned and have been canceled. The P-SARs, if earned and converted to SARs, expire 10 years after the grant date. At December 31, 2002, the total outstanding performance shares and P-SARs related to these performance-based plans measured at maximum payouts were 589,029 and 540,689, respectively.

Between 1996 and 2002 SARs were granted (in addition to the P-SARs discussed above) to certain officers of the Company to provide long-term incentive compensation based solely on the performance of the Company’s Common Stock. The SARs are exercisable after five years (earlier upon the death, disability, or retirement of the officer, or in certain circumstances, of a change in control of the Company) and expire after ten years or upon termination of employment. The SARs activity as well as weighted average base price for 2000, 2001, and 2002 is as follows:

                                                  WTD. AVG.           NO. OF
                                                 BASE PRICE            SARS
------------------------------------------------------------------------------
  Balance at December 31, 1999                    $17.44             675,000
  SARs Granted                                     22.31             217,500
  SARs Cancelled                                   18.14             (17,500)
------------------------------------------------------------------------------
  Balance at December 31, 2000                    $18.64             875,000
  SARs Granted                                     26.34             138,751
  P-SARs Converted                                 22.31             100,072
------------------------------------------------------------------------------
  Balance at December 31, 2001                    $19.92           1,113,823
  SARs Granted                                     32.00             480,000
  SARs Exercised                                   32.60             (80,000)
  SARs Cancelled                                   22.31             (15,000)
------------------------------------------------------------------------------
  Balance at December 31, 2002                    $23.90           1,498,823
==============================================================================

The outstanding SARs at December 31, 2002, were at the following base prices:

                         SARS            REMAINING            CURRENTLY
  BASE PRICE          OUTSTANDING      LIFE IN YEARS         EXERCISABLE
--------------------------------------------------------------------------
  $17.44                580,000                3               580,000
   22.31                376,323                7               183,823
   31.26                 50,000                8                     0
   31.29                 12,500                8                 2,500
   32.00                480,000                9                     0

The SARs issued in 2000, 2001, and 2002 had estimated fair values at grant date of $1.5 million, $0.6 million, and $3.7 million, respectively. The fair value of the 2002 SARs was estimated using a Black-Scholes option pricing model. Assumptions used in the model were as follows: expected volatility of 24.6% (approximately equal to that of the S&P Life and Health Insurance Index), a risk-free interest rate of 3.4%, a dividend rate of 2.0%, and an expected exercise date of 2008.

The Company will pay an amount equal to the difference between the specified base price of the Company’s Common Stock and the market value at the exercise date for each SAR.

The expense recorded by the Company for its stock-based compensation plans was $5.2 million, $5.6 million, and $4.1 million in 2002, 2001, and 2000, respectively. The Company’s obligations of its stock-based compensation plans that are expected to be settled in shares of the Company’s Common Stock are reported as a component of share-owners’ equity.

The Company has established deferred compensation plans for directors, officers, and others. Compensation deferred is credited to the participants in cash, Common Stock equivalents, or a combination thereof. The Company may, from time to time, reissue treasury shares or buy in the open market shares of Common Stock to fulfill its obligation under the plans. At December 31, 2002, the plans had 1,366,437 shares of Common Stock equivalents credited to participants.

At December 31, 2002, approximately $543.6 million of consolidated share-owners’ equity, excluding net unrealized gains on investments, represented net assets of the Company’s insurance subsidiaries that cannot be transferred to Protective Life Corporation. In addition, the Company’s insurance subsidiaries are subject to various state statutory and regulatory restrictions on the insurance subsidiaries’ ability to pay dividends to Protective Life Corporation. In general, dividends up to specified levels are considered ordinary and may be paid thirty days after written notice to the insurance commissioner of the state of domicile unless such commissioner objects to the dividend prior to the expiration of such period. Dividends in larger amounts are considered extraordinary and are subject to affirmative prior approval by such commissioner. The maximum amount that would qualify as ordinary dividends to the Company by its insurance subsidiaries in 2003 is estimated to be $93.1 million.

8. Related Party Matters

Certain corporations with which the Company’s directors were affiliated paid the Company premiums and policy fees or other amounts for various types of insurance and investment products. Such premiums, policy fees, and other amounts totaled $16.0 million, $19.6 million, and $50.9 million in 2002, 2001, and 2000, respectively. The Company paid commissions, interest on debt and investment products, and fees to these same corporations totaling $1.6 million, $5.9 million, and $28.2 million in 2002, 2001, and 2000, respectively. In addition, the Company has a swap contract with a related party having a notional amount of $386.4 million, which to the Company was in a $48.2 million gain position at December 31, 2002.

9. Reconciliation with Statutory Reporting Practices and Other Regulatory Matters

Financial statements prepared in conformity with accounting principles generally accepted in the United States of America differ in some respects from the statutory accounting practices prescribed or permitted by insurance regulatory authorities. The most significant differences are as follows: (a) acquisition costs of obtaining new business are deferred and amortized over the approximate life of the policies rather than charged to operations as incurred; (b) benefit liabilities are computed using a net level method and are based on realistic estimates of expected mortality, interest, and withdrawals as adjusted to provide for possible unfavorable deviation from such assumptions; (c) deferred income taxes are not subject to statutory limitations as to amounts recognized and are recognized through earnings as opposed to being charged to share-owners’ equity; (d) the Asset Valuation Reserve and Interest Maintenance Reserve are restored to share-owners’ equity; (e) furniture and equipment, agents’ debit balances, and prepaid expenses are reported as assets rather than being charged directly to surplus (referred to as nonadmitted assets); (f) certain items of interest income, such as mortgage and bond discounts, are amortized differently; and (g) bonds are recorded at their market values instead of amortized cost. The National Association of Insurance Commissioners (NAIC) has adopted the Codification of Statutory Accounting Principles (Codification). Codification changed statutory accounting rules in several areas and was effective January 1, 2001. The adoption of Codification did not have a material effect on the Company's insurance subsidiaries' statutory capital.

The reconciliations of net income and share-owners’ equity prepared in conformity with statutory reporting practices to that reported in the accompanying consolidated financial statements are as follows:

                                                         Net Income                          Share-Owners' Equity
                                           ---------------------------------------------------------------------------------
                                               2002        2001          2000        2002            2001          2000
----------------------------------------------------------------------------------------------------------------------------
  In conformity with statutory
      reporting practices(1)                 $67,242     $163,181      $69,927      $852,645       $775,138      $628,274
  Additions (deductions)
      by adjustment:
  Deferred policy acquisition costs,
      net of amortization                    195,834      163,243      157,617     1,681,223      1,532,683     1,189,380
  Deferred income tax                        (36,441)      (3,871)     (62,374)     (242,593)      (127,230)      (79,066)
  Asset Valuation Reserve                                                            189,828        108,062       103,853
  Interest Maintenance Reserve                (3,344)     (10,444)      (3,540)       24,015         16,959         9,715
  Nonadmitted items                                                                  385,182        184,310        97,447
  Noninsurance affiliates                    (12,269)     (23,356)      28,100       839,724        819,950       790,975
  Dividends paid on Guaranteed
      Preferred Beneficial Interests          (9,601)      (5,766)      (9,461)
  Discontinued operations                                (193,688)
  Consolidation elimination                                                       (2,227,256)    (2,207,562)   (1,859,279)
  Other valuation and timing
      differences                            (24,066)      13,644      (26,793)      217,934        297,834       232,759
----------------------------------------------------------------------------------------------------------------------------
  In conformity with generally
      accepted accounting principles        $177,355     $102,943     $153,476    $1,720,702     $1,400,144    $1,114,058
============================================================================================================================

  (1) Consolidated

As of December 31, 2002, the Company's insurance subsidiaries had on deposit with regulatory authorities, fixed maturity and short-term investments with a market value of approximately $81.4 million.

10. Operating Segments

The Company operates business segments, each having a strategic focus which can be grouped into three general categories: life insurance, retirement savings and investment products, and specialty insurance products. An operating segment is generally distinguished by products and/or channels of distribution. A brief description of each segment follows.

Life Insurance

o The Life Marketing segment markets level premium term and term-like insurance, universal life, and variable universal life products on a national basis primarily through networks of independent insurance agents and brokers, and in the "bank owned life insurance" market.

o The Acquisitions segment focuses on acquiring, converting, and servicing policies acquired from other companies. The segment's primary focus is on life insurance policies sold to individuals.

Retirement Savings and Investment Products

o The Stable Value Contracts segment markets guaranteed investment contracts to 401(k) and other qualified retirement savings plans, and sells funding agreements to special purpose entities that in turn issue notes or certificates in smaller, transferable denominations. The segment also markets fixed and floating rate funding agreements directly to the trustees of municipal bond proceeds, institutional investors, bank trust departments, and money market funds.

o The Annuities segment manufactures, sells, and supports fixed and variable annuity products. These products are primarily sold through stockbrokers, but are also sold through financial institutions and the Life Marketing segment's sales force.

Specialty Insurance Products

o The Asset Protection segment markets credit life and disability insurance products through banks, consumer finance companies, and automobile dealers, and markets vehicle and recreational marine extended service contracts.

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

                                                              RETIREMENT       SPECIALTY
                                                              SAVINGS AND      INSURANCE
                                    LIFE INSURANCE        INVESTMENT PRODUCTS  PRODUCTS
                                -----------------------------------------------------------
                                                            STABLE
                                    LIFE                    VALUE                 ASSET       CORPORATE                  TOTAL
                                  MARKETING  ACQUISITIONS CONTRACTS  ANNUITIES  PROTECTION    AND OTHER ADJUSTMENTS(1)CONSOLIDATED
-----------------------------------------------------------------------------------------------------------------------------------
Operating Segment Income
2002
Premiums and policy fees          $642,852    $315,347                $25,826    $503,968      $55,357               $1,543,350
Reinsurance ceded                 (422,668)    (76,333)                          (241,957)     (19,260)                (760,218)
-----------------------------------------------------------------------------------------------------------------------------------
    Net of reinsurance ceded       220,184     239,014                 25,826     262,011       36,097                  783,132
Net investment income              209,002     252,147   $246,098     220,447      44,296       59,214                1,031,204
Realized investment gains (losses)                         (7,061)      2,277                                $10,930      6,146
Other income                        56,372       1,636       -          8,876      30,867        2,445                  100,196
-----------------------------------------------------------------------------------------------------------------------------------
    Total revenues                 485,558     492,797    239,037     257,426     337,174       97,756                1,920,678
-----------------------------------------------------------------------------------------------------------------------------------
Benefits and settlement expenses   228,224     315,930    196,576     186,107     200,958       34,436                1,162,231
Amortization of deferred policy
    acquisition costs              117,836      35,245      2,304      24,669      57,957        1,479                  239,490
Other operating expenses            13,948      46,525      4,946      30,660     101,637       54,038                  251,754
-----------------------------------------------------------------------------------------------------------------------------------
    Total benefits and expenses    360,008     397,700    203,826     241,436     360,552       89,953                1,653,475
-----------------------------------------------------------------------------------------------------------------------------------
Income from continuing
    operations before income tax   125,550      95,097     35,211      15,990     (23,378)       7,803                  267,203
Income tax expense                                                                                           88,444      88,444
Extraordinary loss, net of
    income tax                                                                                               (1,404)     (1,404)
-----------------------------------------------------------------------------------------------------------------------------------
Net income                                                                                                             $177,355
===================================================================================================================================

2001
Premiums and policy fees          $542,406    $243,915                $28,145    $524,281     $ 51,073               $1,389,820
Reinsurance ceded                 (421,411)    (61,482)                          (274,220)     (14,038)                (771,151)
-----------------------------------------------------------------------------------------------------------------------------------
    Net of reinsurance ceded       120,995     182,433                 28,145     250,061       37,035                  618,669
Net investment income              179,346     187,535   $261,079     167,905      48,940       39,236                  884,041
Realized investment gains (losses)                          7,218       1,139                               $(28,528)   (20,171)
Other income                        59,882         682                 10,547      46,636        2,900                  120,647
-----------------------------------------------------------------------------------------------------------------------------------
    Total revenues                 360,223     370,650    268,297     207,736     345,637       79,171                1,603,186
-----------------------------------------------------------------------------------------------------------------------------------
Benefits and settlement expenses   190,538     238,877    222,306     137,204     154,893       28,806                  972,624
Amortization of deferred policy
    acquisition costs and goodwill  41,868      20,501      1,662      24,021      60,756        1,805                  150,613
Other operating expenses            38,243      43,232      3,961      29,434      96,028       59,455                  270,353
-----------------------------------------------------------------------------------------------------------------------------------
    Total benefits and expenses    270,649     302,610    227,929     190,659     311,677       90,066                1,393,590
-----------------------------------------------------------------------------------------------------------------------------------
Income from continuing
    operations before income tax    89,574      68,040     40,368      17,077      33,960      (10,895)                 209,596
Income tax expense                                                                                           68,538      68,538
Discontinued operations,
    net of income tax                                                                                       (30,522)    (30,522)
Change in Accounting Principle,
    net of income tax                                                                                        (7,593)     (7,593)
-----------------------------------------------------------------------------------------------------------------------------------
Net income                                                                                                             $102,943
===================================================================================================================================

(1) Adjustments to net income represent the inclusion of unallocated realized investment gains (losses), and the recognition of income tax expense, income from discontinued operations, extraordinary loss, and cumulative effect of change in Accounting Principle.

                                                                    RETIREMENT        SPECIALTY
                                                                   SAVINGS AND        INSURANCE
                                        LIFE INSURANCE         INVESTMENT PRODUCTS    PRODUCTS
                                   ---------------------------------------------------------------
                                     LIFE                  STABLE VALUE                ASSET        CORPORATE                   TOTAL
                                   MARKETING  ACQUISITIONS  CONTRACTS    ANNUITIES   PROTECTION     AND OTHER ADJUSTMENTS(1) CONSOLIDATED
-----------------------------------------------------------------------------------------------------------------------------------------
2000
Premiums and policy fees           $487,720    $134,099                   $30,127     $479,352       $44,600                 $1,175,898
Reinsurance ceded                  (387,907)    (31,102)                              (258,931)       (8,168)                  (686,108)
-----------------------------------------------------------------------------------------------------------------------------------------
    Net of reinsurance ceded         99,813     102,997                    30,127      220,421        36,432                    489,790
Net investment income               152,511     116,940     $243,132      132,314       47,029        38,223                    730,149
Realized investment gains (losses)                            (6,556)         410                                 $(897)         (7,043)
Other income                         70,335          (4)                   11,486       41,325        28,691                    151,833
-----------------------------------------------------------------------------------------------------------------------------------------
    Total revenues                  322,659     219,933      236,576      174,337      308,775       103,346                  1,364,729
-----------------------------------------------------------------------------------------------------------------------------------------
Benefits and settlement expenses    149,430     125,151      207,143      109,607      135,494        33,953                    760,778
Amortization of deferred policy
    acquisition costs and goodwill   49,111      17,081          900       24,156       52,893         2,152                    146,293
Other operating expenses             47,521      24,939        3,881       25,403       88,197        56,042                    245,983
-----------------------------------------------------------------------------------------------------------------------------------------
    Total benefits and expenses     246,062     167,171      211,924      159,166      276,584        92,147                  1,153,054
-----------------------------------------------------------------------------------------------------------------------------------------
Income from continuing operations
    before income tax                76,597      52,762       24,652       15,171       32,191        11,199                    211,675
Income tax expense                                                                                               74,321          74,321
Discontinued operations,
    net of income tax                                                                                            16,122          16,122
-----------------------------------------------------------------------------------------------------------------------------------------
Net income                                                                                                                     $153,476
=========================================================================================================================================

Operating Segment Assets
2002
Investments and other assets     $4,195,265  $4,585,813   $3,930,669   $4,823,710   $1,107,320    $1,455,284   $126,408     $20,224,469
Deferred policy acquisition costs   973,631     437,677        4,908       93,140      164,165         7,702                  1,681,223
Goodwill                             10,354                                             36,527           431                     47,312
-----------------------------------------------------------------------------------------------------------------------------------------
Total assets                     $5,179,250  $5,023,490   $3,935,577   $4,916,850   $1,308,012    $1,463,417   $126,408     $21,953,004
=========================================================================================================================================

2001
Investments and other assets     $3,433,099  $4,087,470   $3,872,636   $4,507,289   $1,060,967    $1,063,373   $113,145     $18,137,979
Deferred policy acquisition costs   829,021     418,268        6,375      128,488      142,229         8,302                  1,532,683
Goodwill                             10,354                                             37,377           431                     48,162
-----------------------------------------------------------------------------------------------------------------------------------------
Total assets                     $4,272,474  $4,505,738   $3,879,011   $4,635,777   $1,240,573    $1,072,106   $113,145     $19,718,824
=========================================================================================================================================

(1) Adjustments to net income represent the inclusion of unallocated realized investment gains (losses), and the recognition of income tax expense, income from discontinued operations, extraordinary loss, and cumulative effect of change in Accounting Principle. Asset adjustments represent the inclusion of assets related to discontinued operations.

11. Employee Benefit Plans

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

The actuarial present value of benefit obligations and the funded status of the plan at December 31 are as follows:

                                                                2002                        2001
---------------------------------------------------------------------------------------------------
Projected benefit obligation,
      beginning of the year                                    $50,869                    $45,538
Service cost - benefits earned
      during the year                                            3,723                      3,739
Interest cost - on projected
      benefit obligation                                         4,111                      3,531
Actuarial (gain) loss                                            6,353                       (357)
Plan amendment                                                                              1,162
Divestiture                                                                                (2,165)
Benefits paid                                                   (2,877)                      (579)
---------------------------------------------------------------------------------------------------
Projected benefit obligation,
      end of the year                                           62,179                     50,869
---------------------------------------------------------------------------------------------------
Fair value of plan assets
      beginning of the year                                     44,024                     40,822
Actual return on plan assets                                    (7,845)                    (1,440)
Employer contribution                                           16,149                      5,221
Benefits paid                                                   (2,878)                      (579)
---------------------------------------------------------------------------------------------------
Fair value of plan assets end
      of the year                                               49,450                     44,024
---------------------------------------------------------------------------------------------------
Plan assets less than the
      projected benefit obligation                             (12,729)                    (6,845)
Unrecognized net actuarial
      loss from past experience
      different from that assumed                               28,252                     10,213
Unrecognized prior service cost                                  1,886                      2,026
---------------------------------------------------------------------------------------------------
Net pension asset (liability)
      recognized in balance sheet                              $17,409                     $5,394
===================================================================================================

Net pension cost of the defined benefit pension plan includes the following components for the years ended December 31:

                                 2002            2001              2000
--------------------------------------------------------------------------
  Service cost                  $3,723          $3,739            $3,338
  Interest cost                  4,111           3,531             3,195
  Expected return
       on plan assets           (4,265)         (3,669)           (3,049)
  Amortization of
       prior service cost          263             176               176
  Amortization of
       transition asset                                              (17)
  Amortization of
       losses                      302             141
  Cost of divestiture                              186
--------------------------------------------------------------------------
  Net pension cost              $4,134          $4,104            $3,643
==========================================================================

Assumptions used to determine the benefit obligations as of December 31 were as follows:

                                   2002          2001           2000
-----------------------------------------------------------------------
  Weighted average
        discount rate              6.75%         7.25%          7.50%
  Rates of increase in
        compensation level         4.50          5.00           5.25
  Expected long-term
        rate of return on
        assets                     8.50          8.50           8.50
-----------------------------------------------------------------------

At December 31, 2002, approximately $7.7 million of the assets of the pension plan were in a group annuity contract with Protective Life and therefore are included in the general assets of Protective Life. Approximately $41.7 million of the assets of the pension plan are invested in a collective trust managed by Northern Trust Corporation.

Prior to July 1999, upon retirement, the amount of pension plan assets vested in the retiree were used to purchase a single premium annuity from Protective Life in the retiree’s name. Therefore, amounts presented above as plan assets exclude assets relating to such retirees. Beginning July 1999, retiree obligations are being fulfilled from pension plan assets.

The Company also sponsors an unfunded excess benefits plan, which is a nonqualified plan that provides defined pension benefits in excess of limits imposed on qualified plans by federal tax law. At December 31, 2002 and 2001, the projected benefit obligation of this plan totaled $17.1 million and $15.9 million, respectively, of which $14.5 million and $13.8 million, respectively, have been recognized in the Company’s financial statements.

Net pension costs of the excess benefits plan includes the following components for the years ended December 31:

                                    2002             2001              2000
------------------------------------------------------------------------------
  Service cost                     $  455            $  686           $  736
  Interest cost                     1,178             1,121            1,067
  Amortization of
         prior service cost            16                19               19
  Amortization of
         transition asset                                37               37
  Recognized net
         actuarial loss                71               233              194
  Cost of divestiture
         and special
         termination
         benefits                                     1,807
------------------------------------------------------------------------------
  Net pension cost                 $1,720            $3,903           $2,053
==============================================================================

In addition to pension benefits, the Company provides limited healthcare benefits to eligible retired employees until age 65. The postretirement benefit is provided by an unfunded plan. At December 31, 2002 and 2001, the liability for such benefits was approximately $1.2 million. The expense recorded by the Company was approximately $0.1 million in 2002, 2001, and 2000. The Company’s obligation is not materially affected by a 1% change in the healthcare cost trend assumptions used in the calculation of the obligation.

Life insurance benefits for retirees are provided through the purchase of life insurance policies upon retirement from $10,000 up to a maximum of $75,000. This plan is partially funded at a maximum of $50,000 face amount of insurance.

The Company sponsors a defined contribution retirement plan which covers substantially all employees. Employee contributions are made on a before-tax basis as provided by Section 401(k) of the Internal Revenue Code. The Company has established an Employee Stock Ownership Plan (ESOP) to match voluntary employee contributions to the Company’s 401(k) Plan. In 1994, a stock bonus was added to the 401(k) Plan for employees who are not otherwise under a bonus or sales incentive plan. Expense related to the ESOP consists of the cost of the shares allocated to participating employees plus the interest expense on the ESOP’s note payable to the Company less dividends on shares held by the ESOP. All shares held by the ESOP are treated as outstanding for purposes of computing earnings per share. At December 31, 2002, the Company had committed approximately 134,293 shares to be released to fund employee benefits. The expense recorded by the Company for these employee benefits was less than $0.1 million in 2002, 2001, and 2000.

12. Reinsurance

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

The Company has reinsured approximately $216.1 billion, $169.5 billion, and $126.0 billion in face amount of life insurance risks with other insurers representing $546.0 million, $565.1 million, and $496.4 million of premium income for 2002, 2001, and 2000, respectively. The Company has also reinsured accident and health risks representing $61.5 million, $122.7 million, and $125.8 million of premium income for 2002, 2001, and 2000, respectively. In 2002 and 2001, policy and claim reserves relating to insurance ceded of $2,304.9 million and $2,059.0 million, respectively, are included in reinsurance receivables. Should any of the reinsurers be unable to meet its obligation at the time of the claim, obligation to pay such claim would remain with the Company. At December 31, 2002 and 2001, the Company had paid $45.5 million and $46.4 million, respectively, of ceded benefits which are recoverable from reinsurers. In addition, at December 31, 2002, the Company had receivables of $66.1 million related to insurance assumed.

In 2002, the Company discovered that it had overpaid reinsurance premiums to several reinsurance companies of approximately $94.6 million. At December 31, 2002, the Company had recorded cash and receivables totaling $69.7 million, which reflects the amounts received and the Company’s current estimate of amounts to be recovered in the future, based upon the information available. The corresponding increase in premiums and policy fees resulted in $62.5 million of additional amortization of deferred policy acquisition costs in 2002. The amortization of deferred policy acquisition costs takes into account the amortization relating to the increase in premiums and policy fees as well as the additional amortization required should the remainder of the overpayment not be collected. As a result of the foregoing, the Company’s 2002 pretax income increased $7.2 million.

13. Estimated Fair Values of Financial Instruments

The carrying amounts and estimated fair values of the Company’s financial instruments at December 31 are as follows:

                                                                 2002                            2001
------------------------------------------------------------------------------------------------------------------
                                                                      ESTIMATED                       ESTIMATED
                                                    CARRYING            FAIR          CARRYING          FAIR
                                                     AMOUNTS           VALUES          AMOUNTS          VALUE
------------------------------------------------------------------------------------------------------------------
Assets (see Notes 1 and 2):
Investments:
    Fixed maturities                               $11,664,065       $11,664,065      $9,838,091      $9,838,091
    Equity securities                                   64,523            64,523          76,774          76,774
    Mortgage loans on real estate                    2,518,152         2,826,133       2,512,844       2,671,074
    Short-term investments                             448,399           448,399         237,155         237,155
Cash                                                   101,953           101,953         126,558         126,558
Liabilities (see Notes 1 and 4):
Stable value contract account balances               4,018,552         4,124,192       3,716,530       3,821,955
Annuity account balances                             3,744,000         3,795,794       3,248,217       3,166,052
Debt:
    Bank borrowings                                     30,000            30,000
Senior and Medium-Term Notes                           369,166           382,545         369,241         378,418
8.25% Trust Originated Preferred Securities                                               75,000          74,400
7.5% Trust Originated Preferred Securities             100,000           102,200         100,000          96,960
7.25% Trust Originated Preferred Securities            115,000           116,380
Other (see Note 1):
Derivative Financial Instruments                        92,801            92,801         (21,865)        (21,865)
------------------------------------------------------------------------------------------------------------------

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

14. Consolidated Quarterly Results - Unaudited

Protective Life Corporation’s unaudited consolidated quarterly operating data for the years ended December 31, 2002 and 2001, are presented below. In the opinion of management, all adjustments (consisting of normal recurring accruals) necessary for a fair presentation of quarterly results have been reflected in the data which follow. It is also management’s opinion, however, that quarterly operating data for insurance enterprises are not indicative of results to be achieved in succeeding quarters or years. In order to obtain a more accurate indication of performance, there should be a review of operating results, changes in share-owners’ equity, and cash flows for a period of several quarters.

                                                          FIRST           SECOND           THIRD        FOURTH
                                                          QUARTER         QUARTER         QUARTER       QUARTER
------------------------------------------------------------------------------------------------------------------
2002
Premiums and policy fees                                 $380,981         $385,960        $393,868      $382,541
Reinsurance ceded                                         185,603          212,547         132,081       229,987
------------------------------------------------------------------------------------------------------------------
Net of reinsurance ceded                                  195,378          173,413         261,787       152,554
Net investment income                                     245,005          251,690         263,066       271,443
Realized investment gains (losses)                         (3,603)          13,818           1,125        (5,194)
Other income                                               25,804           29,033          23,927        21,432
------------------------------------------------------------------------------------------------------------------
Total revenues                                            462,584          467,954         549,905       440,235
Benefits and expenses                                     400,299          386,472         472,269       394,435
------------------------------------------------------------------------------------------------------------------
Income from continuing operations
    before income tax                                      62,285           81,482          77,636        45,800
Income tax expense                                         20,679           27,052          26,661        14,052
------------------------------------------------------------------------------------------------------------------
Net income from continuing operations                      41,606           54,430          50,975        31,748
Extraordinary Loss                                                                                        (1,404)
------------------------------------------------------------------------------------------------------------------
Net income                                                $41,606          $54,430         $50,975       $30,344
==================================================================================================================
Net income from continuing operations
    per share - basic                                        $.60             $.77            $.73          $.46
Net income per share - basic                                 $.60             $.77            $.73          $.44
Average shares outstanding - basic                     69,893,453       69,893,332      69,948,982    69,959,056
Operating income from continuing operations1
    per share - diluted                                      $.63             $.65            $.72          $.50
Net income from continuing operations
    per share - diluted                                      $.59             $.77            $.73          $.45
Net income per share - diluted                               $.59             $.77            $.73          $.43
Average shares outstanding - diluted                   70,383,580       70,486,576      70,491,409    70,488,160
------------------------------------------------------------------------------------------------------------------

(1) "Operating income from continuing operations" is a non-GAAP measure consisting of net income from continuing operations excluding realized investment gains and losses and related amortization, extraordinary loss, and change in Accounting Principle. "Net income from continuing operations" is a GAAP measure to which "operating income from continuing operations" may be compared.

                                                          FIRST           SECOND            THIRD          FOURTH
                                                          QUARTER         QUARTER          QUARTER         QUARTER
---------------------------------------------------------------------------------------------------------------------
2001
Premiums and policy fees                                 $311,545         $324,597        $332,739         $420,939
Reinsurance ceded                                        (143,716)        (176,689)       (184,629)        (266,117)
---------------------------------------------------------------------------------------------------------------------
 Net of reinsurance ceded                                 167,829          147,908         148,110          154,822
Net investment income                                     206,505          212,970         222,759          241,807
Realized investment gains (losses)                          9,091           (7,520)           (752)         (20,990)
Other income                                               28,412           29,020          31,914           31,301
---------------------------------------------------------------------------------------------------------------------
Total revenues                                            411,837          382,378         402,031          406,940
Benefits and expenses                                     348,240          333,625         344,536          367,189
---------------------------------------------------------------------------------------------------------------------
Income from continuing operations
 before income tax                                         63,597           48,753          57,495           39,751
Income tax expense                                         21,921           15,751          18,419           12,447
---------------------------------------------------------------------------------------------------------------------
Net income from continuing operations                      41,676           33,002          39,076           27,304
Discontinued Operations                                     3,964           (5,855)          3,548          (32,179)
Change in Accounting Principle                            (7,593)
---------------------------------------------------------------------------------------------------------------------
Net income (loss)                                         $38,047          $27,147         $42,624          $(4,875)
=====================================================================================================================
Net income from continuing operations
 per share - basic                                           $.61             $.47            $.56             $.38
Net income per share - basic                                 $.56             $.39            $.61            $(.08)
Average shares outstanding - basic                     67,824,547       69,978,779      69,954,622       69,855,582
Operating income from continuing operations1
 per share - diluted                                         $.52             $.54            $.56             $.59
Net income from continuing operations
 per share - diluted                                         $.61             $.46            $.56             $.38
Net income per share - diluted                               $.56             $.38            $.61            $(.08)
Average shares outstanding - diluted                   68,315,388       70,507,398      70,459,522       70,488,901
---------------------------------------------------------------------------------------------------------------------

(1) "Operating income from continuing operations" is a non-GAAP measure consisting of net income from continuing operations excluding realized investment gains and losses and related amortization, extraordinary loss, and change in Accounting Principle. "Net income from continuing operations" is a GAAP measure to which "operating income from continuing operations" may be compared.

Report of independent accountants

To the Board of Directors and Share Owners of Protective Life Corporation

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, share-owners’ equity and of cash flows present fairly, in all material respects, the financial position of Protective Life Corporation and its subsidiaries at December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1 of the Notes to the Consolidated Financial Statements, effective January 1, 2002 and 2001, the Company adopted Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” and effective January 1, 2001, the Company adopted Statement of Financial Accounting Standards No.133, “Accounting for Derivative Instruments and Hedging Activities”.

PricewaterhouseCoopers LLP
Birmingham, Alabama
March 3, 2003